6

08001865

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hannover

*CURRENT ADDRESS

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APR 2 1 2008 E
THOMSON FINANCIAL

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FILE NO. 82- 04627 FISCAL YEAR 12-31-07

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Annual Report

Hannover Re generates another record result   Very good results in non-life and life/health reinsurance   Operating profit (EBIT) +14.6%   Group net income and earnings per share +42.6%   Book value per share +15.6%   Return on equity 23.5%   Proposed dividend EUR 1.80 + EUR 0.50 bonus per share   Return on equity target for 2008 >15%

hannover **re**

KEY FIGURES

Figures in EUR million	2007	+/- previous year	2006	2005[1]	2004[1]	2003[1][2]	More on page
Results							
Gross written premium	8,258.9	-11.1%	9,289.3	9,317.4	9,566.6	11,342.9	19/80
Net premium earned	7,292.9	+ 2.8%	7,092.1	7,494.9	7,575.4	8.155.6	19/80
Net underwriting result	(131.0)	-48.6%	(254.7)	(868.7)	(410.4)	(234.6)	
Net investment income	1,121.7	-5.7%	1,188.9	1,115.8	1,079.9	1,071.5	52/80
Operating profit (EBIT)	940.0	+ 14.6%	819.9	9[illegible].6	538.8	732.1	20/80
Group net income	733.7	+ 42.6%	514.4	49.3	279.9	354.8	20/80
Balance sheet							
Policyholders' surplus	5,295.1	+ 8.5%	4,878.4	4,579.6	4,172.2	3,680.4	
Total shareholders' equity	3,349.1	+15.6%	2,897.8	2,601.0	2,525.2	2,404.7	20/81
Minority interests	572.7	-5.9%	608.6	540.5	531.3	491.8	79
Hybrid capital	1,373.3	+ 0.1%	1,372.0	1,438.1	1,115.7	783.9	20
Investments (incl. funds held by ceding companies)	29,042.0	+ 0.9%	28,786.1	27,526.4	25,167.9	22,031.1	78
Total assets	37,068.4	-10.4%	41,386.4	39,789.2	36,177.5	32,974.7	78
Share							
Earnings per share (diluted) in EUR	6.08	+ 42.6%	4.27	0.41	2.32	3.24	12/158
Book value per share in EUR	27.77	+ 15.6%	24.03	21.57	20.93	19.94	14
Share price at year-end in EUR	31.55	-10.1%	35.08	29.93	28.75	27.72	9
Dividend	277.4	+ 43.8%	193.0	-	120.6	114.6	158
Dividend per share in EUR	1.80 + 0.50[3]	+ 43.8%	1.60	-	1.00	0.95	158
Market capitalisation at year-end	3,804.8	-10.1%	4,230.5	3,609.5	3,467.2	3,342.9	12
Ratios							
Combined ratio (non-life reinsurance)[4]	99.7%		100.8 %	112.8%	97.2%	96.0 %	23/115
Catastrophe/major losses as percentage of net premium earned[5]	6.3%		2.3%	26.3%	8.3%	1.5%	23/115
Retention	87.4%		76.3%	79.2%	77.6%	71.9%	19
Return on investment[6]	4.6%		5.0%	4.3%	5.0%	5.1%	54
EBIT margin[7]	12.9%		11.6%	1.2%	7.1%	9.0%	
Return on equity (after tax)	23.5%		18.7%	1.9%	11.5%	17.1%	14

[1] *Figures for 2005–2003 before new segmentation*
[2] *2003 on the basis of US GAAP*
[3] *Bonus*
[4] *Incl. expenses on funds withheld and contract deposits*
[5] *Natural catastrophes and other major losses in excess of EUR 5 million gross for the Hannover Re Group's share*
[6] *Excl. funds held*
[7] *Operating profit (EBIT)/net premium earned*

CONTENTS

AN OVERVIEW

Operating profit (EBIT)

Figures in EUR million



1,200
1,000
800
600
400
200
0
732.1 1)
538.8
91.6
819.9
940.0
2003 2)
2004 2)
2005 2)
2006
2007

Group net income

Figures in EUR million



800
600
400
200
0
354.8 1)
279.9
49.3
514.4
733.7
2003 2)
2004 2)
2005 2)
2006
2007

Policyholders' surplus

Figures in EUR million



6,000
5,000
4,000
3,000
2,000
1,000
0
3,680.4 1)
4,172.2
4,579.6
4,878.4
5,295.1
2003 2)
2004 2)
2005 2)
2006
2007

Book value per share

Figures in EUR



30
25
20
15
10
5
0
19.94 1)
20.93
21.57
24.03
27.77
2003 2)
2004 2)
2005 2)
2006
2007

1) On a US GAAP basis
2) Figures for 2005–2003 before new segmentation



Wilhelm Zeller
Chairman of the
Executive Board

Dear shareholders,
Ladies and Gentlemen,

We accomplished a good deal in 2007: a central event was the sale of Praetorian Financial Group, Inc., our US primary insurance subsidiary operating in specialty business. Following closing of the transaction in May of this year, we are now able to concentrate entirely on our core business of reinsurance. In the context of the sale of Praetorian we also reorganised our four business groups in the year under review: since then our segmentation and reporting have been restricted to non-life and life/health reinsurance. In view of our strategic orientation as a "Multi-Specialist", your company is superbly diversified and well placed to tackle the challenges that lie ahead.

As far as profitability is concerned, the financial year just-ended comfortably exceeded our expectations: for 2007 your company is reporting the highest Group net income in its history! This result was influenced by the favourable one-off effect associated with the reform of corporate taxation in Germany; yet even without this special effect 2007 would have marked a new record.high.

The state of the market in *non-life reinsurance*, our largest and most important business group, remained favourable: although the treaty renewals on 1 January 2007 clearly showed that the hard market has now passed its peak, the rate level – with just a few exceptions – was stable overall. This was also largely true of prices for natural catastrophe covers. In those areas that did see more marked rate reductions – for example in aviation business – prices were still coming back off what was a thoroughly adequate level.

It is thus evident that rate movements alone do not tell the full story when it comes to the quality of our business. What really matters is whether rates are still commensurate with the risks. And this is a question that we can broadly answer in the affirmative. We were therefore highly satisfied with the development of our non-life reinsurance business – an assessment that applies not least to our domestic market. In the year under review we were thus already able to profit from our move in the middle of the year to increase our stake in E+S Rück, which bears responsibility within the Group for German business.

Yet we are always looking ahead, and at this moment in time we are preparing for more difficult market conditions. In this respect your company can now benefit from the systematic cycle management that it has practiced for years in the typically cyclical lines of non-life reinsurance. In concrete terms, this means that during an upswing we increase our market share, while in a downward cycle – which we are now slowly entering – we scale back our participation and at the same time seek to identify market and product niches. Our basic principle of "profit before growth" will be more important than ever in the upcoming market phase.

What other steps have we undertaken? As you are aware, we attach high priority to the issue of risk management and our activities in this regard are therefore many and diverse. We continually analyse and assess potential threats so as to be able to take appropriate action as and when necessary. In the year under review, for example, we further reduced our peak exposures under catastrophe covers. We also made further moves to ensure that our equity base is not burdened by exceptionally large losses: in the year under review we topped up our 2006 "K5" transaction – through which we transfer worldwide insurance risks to the capital market – and thereby made our portfolio even more weather-proof. What is more, with the "Kepler Re" securitisation put in place in March 2007 we have succeeded in innovatively protecting our retention in this highly volatile business segment against extraordinarily large catastrophe losses. In addition, the "Merlin" risk securitisation immunises us against a potential credit risk associated with reinsurance recoverables due from other reinsurers. We received an award for this transaction, the first of its type in the insurance industry worldwide.

That we are on the right track was confirmed as early as January 2007, when winter storm "Kyrill" swept across large parts of Europe and caused enormous losses for insurers and reinsurers alike. Thanks to the "K5" transaction we were able to significantly reduce our strain from this winter storm. Nevertheless, for our company as for many other market players, "Kyrill" headed the list of major loss events for 2007. On the other hand, contrary to what had been prophesied, the hurricane season in North America and the Caribbean passed off relatively peacefully. Even hurricane "Dean", a storm in the highest intensity category, struggled to make it into our list of major losses – which includes loss events costing us EUR 5 million or more for gross account. We did, however, incur a number of smaller and mid-sized claims, as a consequence of which the total burden of catastrophe losses and major claims was double that of the previous year – albeit still within the bounds of our expectations.

I would rate the development of our business in *life and health reinsurance* as "excellent". Not only did we achieve our premium and profit targets, we comfortably surpassed them.

What is more, we are in the process of staking out new territory as we strive to expand our market share. In Bermuda, for example, we established a new subsidiary that significantly strengthens our global network. In Asia, too, we are pursuing a clear expansion policy: we pressed ahead with the establishment of a life branch in the People's Republic of China and expect to commence operational business in the spring of 2008. In South Korea we received approval in principle from the local regulator for establishment of a branch office in Seoul. We also intend to cultivate the Indian market more intensively: the establishment of a service company in Mumbai is currently under preparation; before the end of the current year it should start to provide support services for our life and facultative non-life business.

The performance of our *investments* also gave grounds for satisfaction. The crisis in the US real estate sector scarcely had any effect on our conservatively oriented, diversified portfolio. The write-downs that had to be taken on instruments secured with US subprime mortgages remained within manageable bounds. Ordinary income improved despite the weakness of the greenback thanks to good average yields in the portfolios.

I am not satisfied with the development of our *share price*: in common with many other stocks, the Hannover Re share did not escape unscathed the turmoil triggered by the US real estate crisis. Although we have only minimal investments in subprime bonds, investors displayed a general mistrust of financial stocks and hence also of your company. After faring well in the first half of the year, our share had shed considerable value by year-end. This movement is in stark contrast to our profit potential, and I am therefore confident that we will see prices begin to pick up again in the coming months.

As you, our valued shareholders, are aware, our stated dividend policy is to pay out 35 to 40 percent of the Group's profit. In view of our record net income the Supervisory Board and Executive Board intend to propose to the Annual General Meeting that a *dividend* of EUR 1.80 as well as a bonus of EUR 0.50 per share be paid out to you.

It goes without saying that in the *current financial* year too have set ourselves ambitious goals. Given the softening market, however, can 2008 deliver figures as good as those in the year under review – less the effects of the tax reform, of course? In my assessment, absolutely. The treaty renewals as per 1 January 2008 passed off better than we had anticipated. We responded to modest softening tendencies and regrouped our portfolio accordingly. The outcome of the renewals in our domestic market was in fact highly successful. Our worldwide credit and surety business, which generated its best ever result in the year under review, is also expected to boost its premium income. For our total portfolio we anticipate a stable premium volume and very good profitability in original currencies.

In life and health reinsurance we are very well positioned: our "five pillar model" provides an excellent platform for sustained double-digit growth in original currencies. International life and annuity insurance will be spurred on by the demographic trend in industrialised nations. Yet we also enjoy excellent business prospects in developing countries, where a middle class is emerging very rapidly.

In light of the current market conditions I expect your company's total portfolio to develop very favourably. In 2008 it is again our goal to generate a return on equity of at least 15 percent. As you appreciate, our profit forecast is always subject to the premise that the burden of catastrophe losses and major claims remains in line with expectations and that there are no exceptional downturns on the capital market.

On behalf of all my colleagues on the Executive Board I would like to thank you, our valued shareholders, for your trust. I can assure you that we shall do everything in our power going forward, as we have in the past, to equip Hannover Re to handle the opportunities and risks that lie ahead. Our goal, as always, is to consistently improve the value of your company. With this in mind I look forward to the challenges of 2008.

Yours sincerely,

Wilhelm Zeller
Chairman of the Executive Board

SUPERVISORY BOARD
of Hannover Re

Wolf-Dieter Baumgartl [1)2)3)] Berg Chairman	Chairman of the Supervisory Board Talanx AG HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Dr. Klaus Sturany [1)] Dortmund Deputy Chairman (since 3 May 2007)	Former Member of the Executive Board RWE Aktiengesellschaft
Dr. Paul Wieandt [2)] Königstein i. T. Deputy Chairman (until 20 March 2007)	Liquidator of Resba GmbH i. L.
Herbert K. Haas [1)2)3)] Burgwedel	Chairman of the Executive Board Talanx AG HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Uwe Kramp [4)] Hannover (since 3 May 2007)	
Karl Heinz Midunsky [3)] Gauting	Former Corporate Vice President and Treasurer Siemens AG
Ass. jur. Otto Müller [4)] Hannover	
Dr. Immo Querner Ehlershausen	Member of the Executive Board Talanx AG HDI Haftpflichtverband der Deutschen Industrie V.a.G. Gerling Beteiligungs-GmbH
Ass. jur. Renate Schaper-Stewart [4)] Lehrte (until 3 May 2007)	
Dr. Erhard Schipporeit [2)] Hannover (since 3 May 2007)	Former Member of the Executive Board E.ON Aktiengesellschaft
Dipl.-Ing. Hans-Günter Siegerist [4)] Nienstädt (until 3 May 2007)	
Gert Waechtler [4)] Großburgwedel (since 3 May 2007)	

1) Member of the Standing Committee
2) Member of the Balance Sheet Committee
3) Member of the Nomination Committee
4) Staff representative

Details of memberships of legally required supervisory boards and comparable control boards at other domestic and foreign business enterprises are contained in the individual report of Hannover Rückversicherung AG

EXECUTIVE BOARD
of Hannover Re



Ulrich Wallin

Specialty Division (worldwide Facultative Business; worldwide Treaty and Facultative Business Marine, Aviation and Space); Non-Life Treaty Reinsurance Great Britain and Ireland; Retrocessions; Insurance-Linked Securities

Dr. Michael Pickel

Non-Life Treaty Reinsurance Germany, Austria, Switzerland and Italy; Credit, Surety & Political Risk worldwide; Group Legal Services; Compliance; Run Off Solutions

Wilhelm Zeller
Chairman

Controlling; Internal Auditing; Risk Management; Investor Relations, Public Relations; Corporate Development; Human Resources Management



Dr. Elke König

Finance and Accounting;
Asset Management;
Information Technology;
Facility Management

André Arrago

Non-Life Treaty
Reinsurance Arab,
European Romance and
Latin American countries,
Northern and Eastern
Europe, Asia and
Australasia

Dr. Wolf Becke

Life and Health
markets worldwide

Jürgen Gräber

Coordination of entire
Non-Life reinsurance;
Quotations Non-Life
reinsurance; Non-Life
Treaty Reinsurance
North America and
English-speaking Africa;
Structured Products
worldwide

THE HANNOVER RE SHARE

2007: An eventful year on stock markets

2007 will go down as a very turbulent year in the history of international equity markets. Particularly in the second half of the year, the financial sector was heavily impacted by bad news coming out of the United States.

Initially, however, it was uncertainties on the Chinese capital market that caused global stock exchanges to falter back in February of the year under review. The American bellwether index, the Dow Jones, fell by 5.8% within around two weeks and touched its lowest point of the year on 5 March 2007 at 12,050 points. The response of the German capital market was similarly nervous: having moved up very favourably in the first two months of the year, the German stock index (DAX) had also suffered price declines by the middle of March: it closed at its lowest level of the year (6,448 points) on 14 March 2007. Nor was the MDax – the index for mid-caps on which Hannover Re is also listed – spared from this turmoil, with prices retreating sharply at times.

In the middle of March, in the wake of these negative signals from the Far East, the capital markets were shaken – just as they had begun to recover – by the first warning signs coming out of the US real estate market: news of impending insolvencies in this market segment prompted short-term price declines even before the year had reached the halfway point. Yet both the Dax and the MDax initially rallied after these falls. On 16 July 2007, after a positive trend overall in the first half of the year, the Dax reached its peak for the year at 8,106 points – also its highest level in seven years. The MDax climbed to its annual high of 11,378 points on 9 July 2007.

Subsequently, however, investors' risk aversion gained the upper hand and prices gave ground – not only on the German stock market but on exchanges worldwide. Financials were particularly hard hit. This was attributable to the bad news coming out of the United States: at the beginning of July the market was dragged down by several profit warnings. Rating agencies such as Standard & Poor's and Moody's announced their intention to downgrade their ratings for subprime bonds – securities backed by subprime mortgages. From July onwards of the year under review the events surrounding the US mortgage market dominated developments on global capital markets – the subprime crisis was in full swing. Hedge funds and even banks around the world found themselves facing liquidity problems. Central banks around the globe were compelled to intervene in order to calm the financial markets, making additional liquidity available so as to preserve the markets' ability to function.

A difficult year for the Hannover Re share

This turmoil also left its mark on the Hannover Re share. General distrust in financial stocks triggered overreactions in the market, and although our company does not itself have significant investments in the subprime sector our share came under selling pressure. Having fared well in the first half of the year – reaching its annual high of EUR 37.50 on 2 May 2007 – it too suffered a downturn in July and listed at its lowest price of EUR 30.30 on 22 November 2007. In view of the growing uncertainty on equity markets and fresh anxieties, financial stocks failed to fully regain lost ground by the end of the year. Our share thus ended as at 28 December at EUR 31.55, a decline of 10.1% in the year under review. Thus market

Shareholding structure (in %)



Talanx AG (50.2)
Institutional investors (42.5)
Private investors (7.3)

Performance of the Hannover Re share in comparison with standard indices and the ABN Amro Global Reinsurance Index


in %
250
200
150
100
50
3 January 2005
3 March 2005
3 June 2005
3 August 2005
3 October 2005
3 January 2006
3 March 2006
3 June 2006
3 August 2006
3 October 2006
3 January 2007
3 March 2007
3 June 2007
3 August 2007
3 October 2007
28 December 2007
Hannover Re share
Dax
MDax
ABN Amro Global Reinsurance Index
Prime Insurance Performance Index

capitalisation stood at EUR 3,805 million. Our share recorded a price/earnings (P/E) ratio of 5.2 (MDax average: 20.9) and a price/book (P/B) ratio of 1.1 (MDax average: 2.1) for 2007.

Our internal benchmark, the weighted ABN Amro Global Reinsurance Index, put on 6.6% over the course of the year. Our strategic objective is to achieve an increase in the share price that surpasses the performance of the ABN Amro Global Reinsurance Index on a three-year moving average. We were unfortunately unable to achieve this goal in 2007.

Our international Investor Relations activities

Once again our Investor Relations activities met with a positive response in 2007. Numerous roadshows and telephone conferences as well as participation in investor conferences – which give us the opportunity to meet analysts and investors – again ranked among the most vital pillars of our Investor Relations work in the year under review. We are also pleased to host analysts and investors for individual meetings at Hannover Re's offices. Our analysts' conferences held each year at the unveiling of the annual financial statements took place – as in previous years – on the same day in Frankfurt and London, thereby enabling us to brief the capital

Shareholding structure by countries (as % of free float)


Other (1)
Switzerland (3)
Luxembourg (4)
Belgium (5)
United Kingdom (15)
USA (25)
Germany (47)

market on the outcome of the year just-ended as promptly as possible on a face-to-face basis.

Another highlight of our Investor Relations programme was our 10th International Investors' Day in June 2007. Numerous financial analysts and investors came to Hannover so as to gain first-hand insights from presentations and discussions with the Executive Board and senior management. The focus of the event was on the business group offering the greatest growth potential, life and health reinsurance, and in particular the two largest life/health reinsurance markets, namely the US and UK. Yet non-life reinsurance was by no means overlooked, with in-depth explorations of our securitisation transactions and the issue of risk management.

Analyst interest in our company was again very strong in the year under review. According to Bloomberg and Reuters, analysts handed down altogether 134 opinions for Hannover Re in 2007. The majority of opinions recommended the Hannover Re share as "buy/overweight" or (67) "hold" (54). At the outset of the new 2008 financial year most analysts put the fair value of our share at around EUR 38.

Analysts' opinions of the Hannover Re share

Opinion	Number	Q1	Q2	Q3	Q4
Buy	55	22	10	11	12
Overweight	12	3	5	2	2
Hold	54	10	16	13	15
Underweight	8	2	1	3	2
Sell	5	1	1	1	2
Total	134	38	33	30	33

Information pursuant to § 315 Para. 4 German Commercial Code (HGB)

The Executive Board of the company is not aware of any restrictions relating to voting rights or the transfer of shares, including cases where these may arise out of agreements between shareholders.

The following companies hold direct or indirect capital participations that exceed 10% of the voting rights:

An interest of 20.1% in the company's voting rights is held by HDI Verwaltungs-Service GmbH, Riethorst 2, 30659 Hannover. The proportion of voting rights held by Zweite HDI Beteiligungsgesellschaft mbH, Riethorst 2, 30659 Hannover, is 19.7%. Talanx AG, Riethorst 2, 30659 Hannover, holds 10.4% of the company's voting rights.

There are no shares with special rights granting their holders powers of control, nor is there any specially structured voting control for employees who have capital participations and do not directly exercise their rights of control.

The appointment and withdrawal of members of the Executive Board are determined by §§ 84 et seq. Stock Corporation Act. Amendment of the Articles of Association is governed by §§ 179 et seq. Stock Corporation Act in conjunction with § 16 Para. 2 and § 21 of the Articles of Association of Hannover Re.

The powers of the Executive Board with respect to the issue and repurchase of shares are defined in § 6 "Contingent capital" and § 7 "Authorised capital" of Hannover Re's Articles of Association as well as in §§ 71 et seq. Stock Corporation Act. In this connection the Annual General Meeting authorised the Executive Board on 3 May 2007 pursuant to § 71 Para. 1 No. 8 Stock Corporation Act to acquire treasury shares on certain conditions.

The following paragraphs explain major agreements concluded by the company that are subject to reservation in the event of a change of control following a takeover bid and describe the resulting effects.

The two syndicated guarantees extended to Hannover Re in the amount of USD 2 billion each as well as a syndicated line of credit in the amount of EUR 500 million contain standard market change-of-control clauses that entitle the participating banks to require early repayment if Talanx AG loses its majority interest or drops below the threshold of a 25 percent participation or if a third party acquires the majority interest in Hannover Rückversicherung AG.

In addition, the retrocession covers in life and non-life business known as the "K" and "L" transactions contain standard market change-of-control clauses which in each case grant the other contracting party a right of termination if a significant change occurs in the ownership structure and participation ratios of the affected contracting party.

The company has not concluded any compensation agreements with the members of the Executive Board or with employees in the event of a takeover bid being made.

Share information

in EUR	2007	2006	2005	2004	2003[1]
Earnings per share (diluted)	6.08	4.27	0.41	2.32	3.24
Dividend per share	1.80+0.50[2]	1.60	-	1.00	0.95

[1] On a US GAAP basis
[2] Bonus

International Securities Identification Number (ISIN):	DE 000 840 221 5
Ticker symbols:	Share: Investdata: HNR1 Bloomberg: HNR1.GY Reuters: HNRGn.DE HNRGn.F ADR: HVRRY
Exchange listings:	Germany Listed on all German stock exchanges and Xetra; Frankfurt and Hannover in official trading USA American Depositary Receipts (Level 1 ADR-Program), OTC (over-the-counter market)
Share class:	No-par-value registered shares
First listed:	30 November 1994
Shareholding structure:	50.2% Talanx AG 49.8% Free float
Common shares as at 31 December 2007:	EUR 120,597,134.00
Number of shares as at 31 December 2007:	120,597,134 no-par-value registered shares
Market capitalisation as at 31 December 2007:	EUR 3,804.8 million
Highest share price on 2 May 2007:	EUR 37.50
Lowest share price on 22 November 2007:	EUR 30.30
Annual General Meeting:	6 May 2008, 10.30 a.m. Hannover Congress Centrum Kuppelsaal Theodor-Heuss-Platz 1–3 30175 Hannover, Germany

OUR STRATEGY
in a nutshell

As an optimally diversified and economically independent reinsurance group of above-average profitability, our overriding strategic objective is to generate value-oriented growth. All other goals are derived from and subordinate to this overriding objective.

Above-average profitability	For us this means that we strive to be one of the three most profitable reinsurers worldwide in terms of: • return on equity and • annual growth in earnings per share.
Optimal diversification	For us this means: • We seek to generate maximum profits with our available equity by • making flexible use of capital in those business groups, regions and lines that offer the highest returns.
Economic independence	For us this means: • financing growth with self-generated profits and • avoiding imbalances that would necessitate contributions by shareholders.

Earnings per share[1)]



in EUR
7
6
5
4
3
2
1
0
1.94
2.29
4.13
0.11
2.75
3.24
2.32
0.41
4.27
6.08
CAGR*: 13.5%
CAGR without one-off tax effect: 10.4%
1998[1)]
1999[1)]
2000[1)]
2001[1)]
2002[1)]
2003[1)]
2004
2005
2006
2007
Earnings per share
Average annual growth rate

[1)] Allowing for the 1:3 stock split in July 2002
* CAGR: Compound annual growth rate
[a] Modified DVFA/GDV calculation method (including amortisation of goodwill)
[b] Earnings per share according to US GAAP, diluted

Strategic objectives, principles and action fields

Strategic objectives

1. Profit target	• Minimum return on equity of 750 basis points above the risk-free interest rate • Annual double-digit growth in the - operating profit (EBIT) - earnings per share - book value per share (triple 10 target)
2. Capital management	• Capital resources geared to - our own risk modelling (for risk-based capital) - requirements of the Federal Financial Supervisory Authority (BaFin) and the rating agencies (for capital adequacy ratio) • Preferential use of hybrid capital and other equity substitutes • Rating: S&P AA- and A.M. Best A • Allocation of capital to areas promising the highest returns
3. Share price	• Performance target: outperform Global Reinsurance Index • Target to be achieved through - consistent rise in profitability - above-average Investor Relations (IR) activities

After-tax return on equity



in %
30
25
20
15
10
5
0
13.5
14.0
13.1
17.1
12.7
26.0
12.5
0.7
12.3
15.7
12.2
17.1
12.1
11.5
11.7
1.9
11.5
18.7
11.4
23.5
1998[1]
1999[1]
2000[1]
2001[1]
2002[1]
2003[1]
2004
2005
2006
2007
Minimum
Actual

[1] Based on US GAAP

Strategic principles

4. Investments	Preferably for: • achievement of an optimally diversified portfolio • geographical, line-of-business and product priorities
5. Growth	• Primarily organic • Acquisitions only in life and health reinsurance • No equity participations in insurance enterprises
6. Invested assets	• Mix guided by continuous dynamic financial analysis and the requirements of matching currency coverage • Minimum return: risk-free interest rate plus the cost of capital
7. Organisation and infrastructure	• Organisation - geared to business processes - is effective and efficient - safeguards know-how and cost leadership • Optimal support for business processes through information and communication systems • Accounting - satisfies internal and external reporting requirements - supports our business processes through provision of transparent and timely information
8. Human resources policy	• We offer attractive jobs for - ambitious - performance-minded employees - who identify with our corporate objectives. • Constant enhancement of skills and motivation • Fostering of entrepreneurial thinking on all levels • Delegation of tasks, authorities and responsibility wherever possible • Management by objectives (MbO) • Performance-related compensation
9. Enterprise and risk management	• Intrinsic Value Creation (IVC) is our central management tool • Comprehensive risk management safeguards continued business survival

Strategic action fields

10. Performance Excellence

- Holistic management system for execution of our strategy
- Systematic and continuous process of improvement supported by
- external appraisals

We support our strategic planning and management processes Group-wide using the Performance Excellence approach. Performance Excellence is a forward-looking, holistic management system, with the aid of which we seek to sustainably increase the value of our company. It takes its lead from the "Excellence Model" of the European Foundation for Quality Management (EFQM) and is based on the evaluation and enhancement of methods, practices and procedures used, complemented by external expert assessments.

Integrated assessment



Feedback
Leadership
Policy & Strategy
People
Resources
Processes
Input Check
Business Results
Society Results
Customer Satisfaction
Employee Motivation
Output Check

By means of Performance Excellence we strive to continuously improve our steering tools of leadership, policy and strategy, people as well as resources and process management. In so doing, our goal is to achieve an optimal outcome in terms of customer satisfaction and employee motivation as well as business results. Fulfilment of our responsibility to society also ranks among the criteria that are evaluated within the scope of assessments.

MANAGEMENT REPORT
of the Hannover Re Group

Economic climate

The vigorous expansion enjoyed by the global economy in the previous year continued virtually unabated in the year under review. Although the economic picture clouded over somewhat towards the end of the year due to the real estate crisis in the United States, the pace of growth in the world economy remained brisk.

Developments in the major economic regions varied widely in the year under review: in emerging markets, such as India, as well as in Asia – and here most notably China – the already lively expansion actually accelerated. Manufacturing output in the Eurozone, Japan and the United States, on the other hand, recorded only moderate growth. Especially in the United States, economic activity had lost impetus appreciably in the previous year due to a fall-off in housing investment. This trend was exacerbated by the correction on the US real estate market in the second half of the year under review. The worsening of the property crisis triggered turmoil on financial markets – and hence considerably more marked volatility on the markets.

+++ Improved economic situation in Germany +++

The German economy generated further strong growth in the year under review and gross domestic product consequently outstripped the previous year. After a modest start to the year – attributable to the rise in value-added tax – domestic demand in Germany surged sharply. Private consumption played a vital part in the upswing, not least because the state of the labour market in Germany continued to ease and disposable incomes grew.

For the fifth time in succession Germany defended its title as world export champion in the year under review. Cyclical risks for the German economy nevertheless increased again: the American mortgage crisis and credit crunch also placed a strain on German financial institutions. The monetary environment deteriorated against the backdrop of unrest on financial markets. Although the business mood and consumer sentiment consequently dipped, cyclical expansion showed little sign of slowing.

+++ Changes in the legal framework +++

The year under review forcefully demonstrated that the economic environment consistently poses fresh challenges for our business activities. The factors here were more diverse than ever: not only was the insurance industry affected by a number of economic changes, it was also impacted by various reforms in the German and broader international legal landscape. In Germany the Regulation on Insurance Mediation and Advice (VersVermV) and the Insurance Contract Act (VVG) are intended to promote, above all, improved consumer protection. In July of the year under review the European Commission presented the European Parliament with a proposal for fundamental reform of European insurance supervisory law in the shape of the Draft Outline of a Solvency II Framework Directive.

Business development

The year under review again passed off very well for the Hannover Re Group. After closing the sale of Praetorian Financial Group, Inc. – our US primary insurer transacting specialty business – to the Australian insurance group QBE in May 2007, we turned the focus of our attention exclusively to reinsurance. From the year under review onwards, our reporting is therefore restricted to two strategic business groups: non-life reinsurance and life/health reinsurance. In this context non-life reinsurance now also encompasses the product range comprised of structured products – formerly financial reinsurance – as well as the remaining specialty business.

In compliance with the relevant International Accounting Standards we are reporting the result of our subsidiary Praetorian Financial Group, Inc. in both the consolidated and segmental statement of income (after tax) in a separate line ("net income from discontinued operations").

For further explanation and additional information please see Section 5.2 of the Notes "Disposals and discontinued operations".

+++ Hannover Re increases its stake in E+S Rück to 63.8% +++

In order to derive maximum benefit from the opportunities offered by an attractive German market, we raised our stake in E+S Rück – which bears exclusive responsibility for German business within the Group – to 63.8% in the year under review.

The sustained favourable state of the market in non-life reinsurance had a positive effect on the development of our business. Although the "hard" market had already passed its peak in the year under review, rates were commensurate with the risk. By adhering to selective underwriting principles we were therefore able to generate profitable business in almost all segments. On the claims side, bearing in mind the – by European standards – severe winter storm "Kyrill" and the associated catastrophe loss expenditure for Hannover Re, the year under review failed to match up to the previous year's low burden of major losses. Nevertheless, the burden of catastrophe losses and major claims – at 6.3% – was still within the bounds of the expected level of 8% of net premium in non-life reinsurance. All in all, we were very satisfied with the course of non-life reinsurance in the year under review.

The development of our second business group – life and health reinsurance – was also once again exceptionally gratifying: the "Five Pillar Model" that drives our business provides an excellent platform for sustainable growth. Life and health reinsurance consequently comfortably outperformed the 2006 financial year both in relation to the pace of growth and profitability. Detailed information on both business groups is contained in the following sections.

The gross written premium booked by the entire Hannover Re Group contracted as anticipated by 11.1% to EUR 8.3 billion (EUR 9.3 billion). This was attributable to the sale of Praetorian and the associated withdrawal by Clarendon from active specialty business. Even the vigorous growth generated in life and health reinsurance was not sufficient to offset this effect entirely. At constant exchange rates the decline would have been 8.0%. The Group's retention increased by 11.1 percentage points year-on-year to 87.4% due to reduced spending on retrocessions. Net premium therefore climbed by 2.8% to EUR 7.3 billion (EUR 7.1 billion).

Gross premium by region (in %)


North America (27)
Latin America (3)
Africa (3)
Australia (6)
Asia (7)
Germany (17)
Rest of Europe (37)

+++ Ordinary investment income improved by 8.4% in the year under review +++

Overall, we were satisfied with the performance of our investments: the relatively modest growth in assets under own management compared to the previous year can be attributed principally to the compensatory effect of movements in the US dollar in conjunction with moderate cash inflows. The portfolio of assets under own management grew to EUR 19.8 billion (EUR 19.5 billion) as at 31 December 2007. Ordinary investment income excluding deposit interest nevertheless improved on the previous year by 8.4% to reach EUR 859.0 million (EUR 792.6 million). As part of our active portfolio management the balance of profits and losses on disposals came in at EUR 174.3 million (EUR 217.4 million). Total net investment income retreated by 5.7% to EUR 1,121.7 million (EUR 1,188.9 million). Our conservatively oriented, well diversified portfolio was scarcely affected by the crisis in the US real estate sector. Given our minimal holding of securities with subprime exposure – relative to the entire asset volume – the write-downs of around EUR 10 million were, if anything, negligible.

+++ Hannover Re posts another record result +++

The operating profit (EBIT) in the year under review was again thoroughly gratifying; it was boosted by 14.6% to EUR 940.0 million (EUR 819.9 million); the operating profit of around EUR 24 million generated by Praetorian Financial Group, Inc., prior to its sale is not included in this figure. Group net income surged by 42.6% to EUR 733.7 million (EUR 514.4 million) – another record result. Whilst it is true that this figure includes a reduction in deferred taxes amounting to EUR 191.5 million (before minority interests), our company would have achieved a new record profit even without this special effect. The earnings per share climbed from EUR 4.27 to EUR 6.08.

Hannover Re's financial strength was also further reinforced in the year under review: shareholders' equity increased by 15.6% compared to the previous year to reach EUR 3.3 billion (EUR 2.9 billion). The book value per share consequently improved by 15.6% to EUR 27.77 (EUR 24.03). The total policyholders' surplus – shareholders' equity, minority interests and hybrid capital – grew by 8.5% to EUR 5.3 billion (EUR 4.9 billion).

We use retrocession, i. e. the passing on of portions of our covered risks to other reinsurers, as a means of risk reduction. In the course of the year the reinsurance recoverables on unpaid claims – i.e. receivables due to us from our retrocessionaires – decreased to EUR 2.5 billion (EUR 3.0 billion). We nevertheless continue to attach considerable importance to the quality of our retrocessionaires: more than 95% of the companies with which we maintain such business relations have an investment grade rating of "BBB" or better from Standard & Poor's. Furthermore, we normally insist on the furnishing of additional collateral. Structured products are also gaining in importance on the capital market.

Policyholders' surplus

in EUR million


6,000
5,000
4,000
3,000
2,000
1,000
0
3,680.4[1]
4,172.2
4,579.6
4,878.4
5,295.1
2003
2004
2005
2006
2007

[1] *On a US GAAP basis*

In the first transaction of its type for the insurance industry, we transferred default risks associated with reinsurance recoverables to the capital market in the year under review and thereby immunised ourselves against a potential credit risk. Dubbed "Merlin", this securitisation is an innovation on the insurance market inasmuch as it marks the first time that a fully secured synthetic CDO has been launched for a portfolio of credit risks from insurance and reinsurance companies. The underlying portfolio has a nominal value of EUR 1 billion.

Our business groups

In the following section we discuss the development of the financial year on the basis of our two strategic business groups, namely non-life reinsurance and life and health reinsurance. In addition, the segmental report provided in the annual financial statement shows the key balance sheet items and profit components broken down into the individual business groups.

Gross premium by business group (in %)


Non-life reinsurance (63)
Life and health reinsurance (37)

Non-life reinsurance

In the context of our total portfolio, non-life reinsurance is not only our largest and most significant business group – it is also the most difficult because in many lines and markets the business development is volatile and cyclical.

All in all, we were highly satisfied with the development of our non-life reinsurance portfolio; market conditions in the year under review were again favourable.

The renewal season as at 1 January 2007 demonstrated that the "hard" market would be sustained in the year under review. Nevertheless, it became clear – as was reinforced by the further rounds of renewals in the course of the year – that it had passed its peak in 2006 after eight consecutive years of rate increases. What was crucial, however, was that rates in most segments remained on a comfortably adequate level – i.e. one that was commensurate with the risks. As a result, we continued to be able to generate profitable business. Only in a few lines, such as US casualty business – and here especially directors' and officers' (D&O) covers –, did we assess prices and conditions as no longer appropriate to the assumed risk. In these areas we responded accordingly and scaled back our premium volume. In property business, on the other hand, the situation was still satisfactory despite modest decreases in rates. Although prices retreated slightly overall, they remained on a level that was commensurate with the risks. In US property catastrophe business rates remained buoyant, with reductions observed only in isolated subsegments.

+++ Focus still on cycle management +++

Key regulating factors in our underwriting continue to be our active cycle management and opportunistic underwriting policy, according to which we concentrate on those segments that promise the greatest profitability. These include, inter alia, property catastrophe business, worldwide credit and surety insurance, marine insurance and the markets of Central and Eastern Europe. In the lucrative German market, too, we continued to enlarge our share as one of the leading reinsurers. In view of the enormous growth potential inherent in the Islamic insurance markets we are also systematically pursuing – through our subsidiary in Bahrain – the development and expansion of Sharia-compliant business. In the year under review, following the establishment of Hannover ReTakaful in 2006, we also established a branch office in the Kingdom of Bahrain that will concentrate exclusively on traditional reinsurance in this region.

The renewal phases once again reinforced the considerable importance that ceding companies attach to a reinsurer's rating – especially when it comes to long-tail casualty business. As an established and financially strong reinsurer, we enjoy outstanding ratings and are therefore a preferred point of contact for our clients. Consequently, we rank among those market players who are offered the opportunity to write – and indeed are awarded – virtually the entire spectrum of reinsurance business. This is a clear competitive advantage inasmuch as we are then able to select the business that best satisfies our profitability standards.

Percentage breakdown of gross premium income in non-life reinsurance by line of business



Casualty (43)
Other (3)
Credit/surety (7)
Aviation (6)
Marine (7)
Property (34)

In the field of *structured products* we are one of the leading reinsurers worldwide. The year under review was notable for the ongoing regional diversification of our portfolio: it remains the case that we generate around half our premium income in the United States, although the total number of contracts in other markets is now appreciably higher and their profit contribution significant.

Key figures for non-life reinsurance

Figures in EUR million	2007	+/- previous year	2006	2005[1]	2004[1]	2003[1,2]
Gross written premium	5,189.5	-20.1%	6,495.7	4,639.3	4,211.1	4,787.1
Net premium earned	4,497.6	-4.7%	4,718.7	3,922.9	3,456.2	3,500.0
Underwriting result	(26.7)	-62.5%	(71.0)	(500.5)	98.5	141.1
Net investment income	783.3	-5.8%	831.7	544.8	440.7	393.4
Operating result (EBIT)	667.6	-0.4%	670.1	(28.3)	463.0	465.9
Group net income	560.5	+17.1%	478.5	4.3	270.7	167.0
Earnings per share in EUR	4.65	+17.1%	3.97	0.04	2.24	1.52
Retention	85.3%		72.4%	85.9%	83.0%	72.2%
Combined ratio[3]	99.7%		100.8%	112.8%	97.2%	96.0%

[1] Figures for 2003 to 2005 before new segmentation
[2] On a US GAAP basis
[3] Incl. deposit interests

Primary insurance now accounts for just a minimal share of our portfolio following the sale of Praetorian and Clarendon's withdrawal from active specialty business. Only International Insurance Company of Hannover, London, and Compass Insurance Company, Johannesburg, continue to operate in this segment. Both companies boosted their premium income and delivered gratifying results.

+++ Further capital market transactions in the year under review +++

In the year under review we took additional steps to ensure that our equity base is not strained by exceptionally large losses. On the one hand, for example, we further scaled back our peak exposures, while on the other we completed new capital market transactions – i.e. the transfer of insurance risks to the capital market. At the beginning of the year we topped up our largest-volume transaction to date – namely "K5" – by an extra USD 116 million to altogether USD 530 million, thereby making our portfolio even more weatherproof. The portfolio underlying the "K5" transaction consists of non-proportional reinsurance treaties in the property catastrophe, aviation and marine (including offshore) lines.

Not only that, we protected our retention under the "K5" property catastrophe business with a further securitisation concluded in March of the year under review: in the first transaction of its type we placed an aggregate XL cover in an amount of USD 200 million on the capital market. This transfer rounds off our programme of protection cover with the result that our portfolio is now better protected than ever against exceptionally large losses. What is more, the transaction gives us even greater independence from the changeable traditional retrocession market.

Geographical breakdown of non-life reinsurance (in % of gross premium income)


Australia (2)
Africa (3)
Latin America (4)
Asia (8)
North America (32)
Rest of Europe (21)
United Kingdom (11)
Germany (19)

On account of Clarendon's withdrawal from active specialty business, lower premium income in the area of structured products and reduced peak exposures, the gross written premium in non-life reinsurance contracted by 20.1% to EUR 5.2 billion (EUR 6.5 billion). At constant exchange rates, particularly against the US dollar, the decrease would have been 17.3%. The level of retained premium climbed by 12.9 percentage points to 85.3% (72.4%). Net premium earned consequently slipped by a modest 4.7% to EUR 4.5 billion (EUR 4.7 billion).

On balance, we were satisfied with the catastrophe loss experience in 2007: in January winter storm "Kyrill" caused widespread damage in Europe – especially Germany – and a market loss of around EUR 4 billion. For Hannover Re, this event produced a net loss burden of EUR 115.6 million before tax. In the course of the year a number of small and mid-sized natural disasters were recorded: windstorm events, accompanied by heavy rainfall, led to flooding in Australia and some Arab countries. The United Kingdom also suffered extensive flood damage. The predicted severe hurricane season in the United States and the Caribbean, on the other hand, failed to materialise. Only hurricane "Dean" took its place in our list of catastrophe losses, with a strain of EUR 7.3 million.

+++ Ratio of catastrophe losses to net premium earned slightly below the expected level +++

Total net expenditure on catastrophe losses and major claims amounted to EUR 285.4 million (EUR 107.3 million); this figure corresponds to 6.3% of net premium in non-life reinsurance and was thus slightly below the expected figure of 8%. The combined ratio stood at 99.7% (100.8%) in the year under review. This value reflects our current portfolio mix. We continue to set aside prudent levels of reserves, especially for more recent years in long-tail casualty business. Since we are now also reporting business involving structured products – in which losses are frequently offset by interest components – within the non-life reinsurance business group, structural factors helped to push the combined ratio higher than in previous years.

Major loss trend


in EUR million
600
500
400
300
200
100
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
341
120
69
497
135
240
472
181
164
1,775
238
665
370
277
225
83
311
60
775
281
377
2,373
314
1,070
121
378
107
410
360
285
Major loss burden¹⁾
3%
9%
5%
14%
4%
1%
7%
20%
2%
6%
Gross
Net
Net expectancy for major losses ²⁾

¹⁾ Relative to premium in non-life reinsurance (1998–2006 adjusted to new segmentation)
²⁾ 1999–2004 = 5%, 2005 = 6%, from 2006 = 8% of net premium earned in non-life reinsurance

The underwriting result improved to -EUR 26.7 million after a deficit of EUR 71.0 million in the previous year.

Net investment income fell by 5.8% in the year under review to EUR 783.3 million (EUR 831.7 million). The operating profit (EBIT) in non-life reinsurance was on a par with the previous year at EUR 667.6 million (EUR 670.1 million) despite lower premium income. Group net income increased by 17.1% to EUR 560.5 million (EUR 478.5 million). This figure includes a special effect associated with the reduction of deferred taxes in an amount of EUR 137.8 million. Earnings per share reached a gratifying EUR 4.65 (EUR 3.97).

Germany

Weak growth was again the hallmark of property and casualty insurance in Germany. The cyclical upturn in our domestic market was scarcely reflected in growth in the premium volume booked by the German insurance industry. As a further factor, the burden of losses was heavier than in the previous year. In this context special reference should be made to winter storm "Kyrill", which produced an insured market loss in the order of EUR 2.5 billion. This was the most expensive single event in the history of the German insurance industry.

+++ Reform of Insurance Supervision Act strengthens German insurance industry in the face of European competition +++

The law amending the Insurance Supervision Act (VAG) that was adopted by the German Federal Parliament in November 2007 – it entered into force on 1 January 2008 – is intended to strengthen the German insurance industry in the competitive European environment. Key points of this reform are new provisions relating to enterprise risk management. The rules place more exacting requirements, inter alia, on decision-making processes at companies. In another step, reform of the Insurance Contract Act was approved in the year under review that is intended to further strengthen the rights of policyholders. Finally, November 2007 saw the entry into force of a new Environmental Damage Act which introduced civil liability for environmental damage and harm caused to biodiversity. The German insurance industry responded by launching a new type of liability insurance for environmental damage on the market.

The German insurance market was again notable for fierce competition in the year under review: new providers from abroad sought to gain a foothold in motor insurance and in industrial insurance lines, and the price level consequently came under pressure. Particularly hard hit were industrial fire and fire loss of profits insurance as well as – to some extent – industrial liability insurance lines. Motor insurance, an important market for our company, was also the scene of a continuing intense struggle for market shares. This state of affairs – in combination with another slight decrease in the claims frequency in motor liability business – gave rise to corresponding premium reductions. Yet the price competition in motor insurance did not lead to the anticipated sharp declines, but merely a modest drop of around 3.5%.

Compared to the original market, the state of the reinsurance market in Germany continued to be favourable, i.e. with adequate rates and conditions. Although softening tendencies began to emerge, we secured improvements in conditions and acted on attractive business opportunities in the year under review. This was especially true of non-proportional motor liability insurance: prices here were broadly stable or moved in step with the risks, bearing in mind the further growth in claims costs for bodily injuries.

Premium erosion was observed under proportional treaties in the fire and fire loss of profits lines; this can be attributed to a decline in original rates, although they were coming back from what was a high level. In this area we adjusted our involvement accordingly. Conditions in industrial liability business remained firmer; this was true of both our non-proportional and proportional participations. Entirely in keeping with our objectives, we were able to enlarge our premium volume in general liability insurance.

Percentage breakdown of gross written premium in Germany by line of business


Other (1)
Aviation (3)
Credit/surety (2)
Accident (4)
Motor (39)
Property/casualty (51)

Personal accident insurance was another target line to show a gratifying development. In accordance with the support that we have given this line for a number of years, we assist our clients not only by assuming risks in treaty and facultative reinsurance but also by offering them product innovations. We focus here on new products developed by our company, such as a combined personal accident annuity that also provides benefits in the event of severe illnesses. Extending the range of further services delivered by external providers (policies with assistance benefits) is another core area of our service offering. These product innovations enabled us to boost our premium income in this line by around 5%.

German business is transacted by our subsidiary E+S Rück. As a specialist reinsurer for the German market, the company is highly valued by its clients primarily due to its excellent financial standing, the quality of its services and the continuity of its business relationships. E+S Rück continues to rank second in Germany, the second-largest non-life reinsurance market in the world. In the context of the new liability insurance for environmental damage E+S Rück has drawn up framework conditions for its clients that facilitate expert assessment of the risks. In view of the lack of statistics available to date, this represents a particularly significant value-added for our clients.

+++ E+S Rück extends its market share in the lucrative German market +++

Thanks to larger treaty shares under existing accounts and new customer relationships we succeeded in further boosting our market share and extending our position as one of the leading reinsurers in the lucrative German market. Although the result on our domestic market was impacted by loss expenditure associated with the severe winter storm "Kyrill", we were highly satisfied overall with the business development.

In Germany and several other European countries the EU directive on finite reinsurance was implemented in the course of 2007. This explicitly recognises structured products and enables member states to adopt more precise regulations. Through intensive marketing efforts we were able to raise our profile: ceding companies are increasingly incorporating our products into their reinsurance planning. We were similarly satisfied with the development of business involving structured products in Germany.





Flock of flamingos over a lake in Kenya

Unpredictable?

We do not see change as a threat. We understand the pattern that lies behind market fluctuations and – in accordance with our proven, professional cycle management – we take our cue from it for our sound, systematic orientation.

In a softening market our focus is therefore more than ever on profitability rather than rankings and premium growth. We thus maximise business opportunities quickly, undogmatically and flexibly as we cultivate attractive markets and product niches.

United Kingdom

The basic climate on the UK primary insurance market remained virtually unchanged from the previous year: further appreciable competition again led to corresponding pressure on rates. In most lines, therefore, erosion in the range of 5% – 15% was observed. Only in motor insurance was the situation more favourable.

Reinsurance markets, on the other hand, were notable for stable prices in the year under review. Although we are cultivating a few participations with a long-term orientation, our underwriting policy on the London Market is generally opportunistic.

Percentage breakdown of gross written premium in the United Kingdom by line of business


Credit/surety (1)
Accident (2)
Other (9)
Motor (4)
Aviation (11)
Marine (39)
Property/casualty (34)

In *casualty business* Hannover Re profited from its very good rating. Rates were largely stable, with only a few segments seeing modest reductions. These declines were, however, somewhat more marked in professional indemnity and directors' and officers' (D&O) covers – as a consequence of which we significantly scaled back our involvement. In accordance with our marketing strategy we wrote new business with niche providers, for example in the travel personal accident line.

We boosted our gross premium income in the United Kingdom in the year under review. In terms of catastrophe losses our portfolio was impacted by winter storm "Kyrill" at the start of the year as well as floods in June and July, although the strains for our company were relatively moderate.

The London Market is also a prominent centre for the underwriting of international marine and aviation risks; in both lines Hannover Re ranks among the market leaders.

In the primary sector *aviation insurance* is notable for considerable surplus capacities which range as high as 250% in the airline market. This situation, in conjunction with the favourable claims experience, led to appreciable softening in rates. On the reinsurance side, however, only moderate rate reductions were observed; the excess capacities here are limited because ceding companies continue to attach considerable importance to their reinsurer's credit status. We wrote our business selectively, i.e. guided strictly by profitability considerations, and we asserted our leading position in aviation reinsurance despite slightly reducing our market shares. We continued to improve the diversification of our portfolio, as a result of which the dominance previously enjoyed by airline business further diminished. We are thus well positioned to act profitably in a softening market. In this context our focus is on writing non-proportional business. In the year under review we booked a charge of almost EUR 10 million from a plane crash in Brazil – the largest loss in the aviation market in five years. Our account was further impacted by another aviation claim and three satellite failures. All in all, though, we were satisfied with the business experience in aviation reinsurance.

+++ Marine business: limits of liability under windstorm-exposed programmes in the Gulf of Mexico significantly reduced +++

The market climate in *marine reinsurance* in the year under review was still heavily overshadowed by the substantial losses from the 2005 hurricane events in the Gulf of Mexico, which had not only prompted rate hikes and increased retentions at ceding companies but also ushered in extensive restructuring of the reinsurance programmes. Programmes now distinguish between catastrophe-exposed regions and risks that have no correlation with natural disasters.

In offshore and energy business we achieved appreciable price increases, although rate rises were also obtained for the rest of the marine portfolio. As part of our risk management we have now reduced the limit of liability for windstorm-exposed programmes in the Gulf of Mexico by roughly 25%.

Our underwriting policy is slanted heavily towards non-proportional covers; we only accept proportional treaties in segments that promise high margins. In other words, we operate even more opportunistically in proportional business than in our underwriting of non-proportional arrangements.

Marine business was not affected by any exceptionally large losses. Contrary to forecasts, the hurricane season in the Gulf of Mexico passed off relatively calmly in the year under review. The first half of the year saw an accumulation of sizeable ocean hull claims, although these impacted insurers first and foremost and reinsurers only to a lesser extent.

Overall, we were thoroughly satisfied with the results of our marine business written on the London Market; this was equally true of the business development in other European countries and the United States, where we successfully consolidated the changes made in 2006. Rates consequently held stable, although it was not possible to obtain further price increases. In some small segments early softening tendencies could be discerned on the rates side, yet the quality of the portfolio as a whole was unchanged from the previous year. Our market share in the United States is disproportionately low relative to other regions on account of the fact that we were unable to push through improvements in conditions to the same extent as in other markets. The liability of the treaties that we write here only attaches for more substantial losses, i.e. above the layer comprised of basic losses. Since we already maintain links with almost all writers of marine business in the US, we did not enter into any new business relationships. Whereas in the non-proportional segment we write a relatively broad-ranging portfolio, in proportional treaty business we concentrate on a few lines – such as offshore and war risks – and write niche business. Facultative acceptances are written on a purely opportunistic basis. We recorded a moderate loss experience for the US marine market.

Thanks to falling insolvency figures and the healthy state of the economy, loss ratios in *credit and surety insurance* retreated to a record low in the year under review. For the first time in years insurers were able to generate organic growth, although in some areas this was offset – due to fiercer competition – by premium erosion. The primary market continued to post profits.

Ceding companies boosted their retentions in view of the long string of good results in recent years. This factor, combined with a surplus supply of reinsurance capacity, led to pressure on conditions in the reinsurance sector. Large insurance groups, in particular, were able to push through their demands owing to the capacity overhang. On the other hand, clients continued to focus on reinsurers noted for their financial soundness and high level of professionalism, a situation from which we benefited.

+++ Hannover Re records very good result in credit and surety reinsurance +++

Business in the credit and surety lines is traditionally geared to continuity, although the importance of this factor appears to be diminishing. Hannover Re ranks third in the worldwide credit and surety market. By increasing shares under existing accounts and entering into 20 new client relationships we were again able to generate significant premium growth with highly satisfactory margins in the year under review. The absence of losses will, however, result in further pressure on the premium level.

For reasons of diversification we stepped up our surety business and our acceptances of political risks.

The crisis on the US mortgage market has not had any implications for our credit and surety business. Our underwriting guidelines preclude the use of credit derivatives, which includes mortgage guarantee business.

Western and Southern Europe

In *France* the development of the primary insurance sector was satisfactory. Rate declines were recorded both for coverage of industrial risks and in the motor line. With claims numbers falling, however, insurers again booked good results in the year under review, leading to greater pressure on rates. On the reinsurance side rates in motor business still proved to be inadequate. Although the number of accidents fell, spending on seriously injured victims of traffic accidents moved higher.

+++ Involvement in builder's risk insurance further expanded +++

In France Hannover Re is one of the largest providers of reinsurance coverage and the market leader in treaty and facultative reinsurance for personal accident and builder's risk insurance. Overall, though, we do not pursue any growth targets; we stepped up our involvement only in areas where terms and conditions were attractive. In the year under review, for example, we further optimised our portfolio in builder's risk insurance and were guided by a long-term strategy of consistent expansion. Cooperation between the facultative and treaty reinsurance departments in the personal accident and builder's risk reinsurance lines delivered a good performance, while at the same time cementing a solid position in the market.

No significant loss events occurred in the French market; the strains from windstorm events – such as "Kyrill" – were moderate because the bulk of the claims remained within the retentions carried by insurers. We reduced our premium volume since rates in some areas were inadequate. Owing to the difficult situation in motor insurance, the result fell short of our expectations.

Hannover Re's business in *Spain and Portugal* fared well. Both markets offered sufficient attractive business opportunities.

In Spain, for example, we were able to generate profitable business; rates held stable on the whole despite intense competition. Both in property business and in the motor line prices remained at an acceptable level on average, prompting us to enlarge our portfolio. We write our treaties in Spain on an opportunistic basis, thereby enabling us to respond flexibly to market downturns. No major losses were recorded here in the year under review. The Portuguese market is highly traditional, meaning that business relations between insurers and reinsurers have a long-term orientation. As a result, the business is less volatile. All in all, we were satisfied with the business development despite the fierce competition prevailing in both the motor liability and workers' compensation lines. The insured limits for motor liability covers were raised from EUR 600,000 to EUR 1.2 million in the year under review. Given the absence of catastrophe losses and major claims in property reinsurance, business in Portugal was profitable.

Increased competition from foreign companies was the hallmark of the insurance market in the *Benelux countries*, especially in the Netherlands. Combined with the healthy profits generated by the insurance industry, this caused rates to decline – most notably in commercial and industrial property lines and motor business. All insurers in the Netherlands have now implemented the European Motor Liability Directive, which provides for an increase in the previous standard minimum insured limit to EUR 5 million for bodily injury and EUR 2.5 million for material damage per claim. Our portfolio in *Belgium* developed according to plan both in motor business and workers' compensation insurance.

In the *Netherlands* Hannover Re is particularly committed to the customer segment comprised of mid-sized insurers and mutual insurance societies. As far as this target group is concerned, our business is geared to long-term relationships. We normally focus on non-proportional niche segments, including for example reinsurance for greenhouses as well as public entities liability and motor fleet business. A tendency towards market softening could be observed in the year under review, although this did not apply to the motor and general liability lines – in which we therefore stepped up our involvement. Our total premium volume in the year under review contracted slightly as primary insurers raised their retentions. Winter storm "Kyrill" produced only a minimal strain for our Dutch portfolio. In property business, however, we incurred a sizeable number of claims. All in all, we were satisfied with the development of our business in the Netherlands.

+++ Focus on small and mid-sized ceding companies in Italy +++

The *Italian* non-life market again produced very marginal growth in the year under review. The volume of reinsured business contracted owing to the prolonged period of consolidation; supply comfortably outstripped demand, prompting a decline in rates and deterioration in terms and conditions. Thanks to our clear client and market segmentation, however, we were able to decouple ourselves from this trend. In Italy our focus is on small and mid-sized ceding companies. We classify our customer relationships with an eye to their value creation: in the case of cedants who purchase their reinsurance protection opportunistically we too operate on an opportunistic basis; special target clients can expect not only professional reinsurance but also additional services such as training and consulting support.

In Italy, as in other markets, an above-average rating is an important prerequisite for a reinsurer. This enables us to tap into a larger business potential.

We rank as the fourth-largest reinsurer in Italy and write our business predominantly in the form of non-proportional treaties. Unlike in the primary market, price erosion was only moderate on the reinsurance side – although some softening in conditions was observed. No major claims or natural disasters occurred in the year under review. While the premium volume contracted slightly, the result was once again most satisfactory.

Northern Europe

We are well positioned in the markets of Northern Europe and especially among mutual insurers we play a leading role; in this client segment our business is geared to long-term relationships.

+++ Hannover Re satisfied with business development in Northern Europe despite difficult market conditions +++

Very good results posted by primary insurers led to increased competition in the year under review. Particularly in *Denmark* this was reflected in substantial reductions in motor liability premiums. Commercial business was also fiercely competitive, giving rise to double-digit rate reductions.

On the reinsurance side too the rate level was influenced by significant competition – especially in areas where the programmes had been spared any losses. Our goal was to preserve profitable business, and in this respect we were largely successful. The premium income from Northern Europe declined slightly. In the year under review we suffered a catastrophe loss of EUR 7.1 million for net account in the form of windstorm "Per" as well as a number of property claims attributable to fire damage, as a consequence of which the loss ratio rose. Given that market conditions were by no means easy, however, the development of our business in Northern Europe was satisfactory.

Eastern Europe

The insurance markets of Central and Eastern Europe continued to grow disproportionately strongly relative to Western European markets, although increased competition caused rates in original business to fall. The most prominent growth markets were *Russia* – where private insurance lines, for example, have enjoyed considerable expansion –, *Ukraine* and *Kazakhstan*. Internationally operating insurance groups optimised their reinsurance cessions and raised their retentions.

+++ Hannover Re among the top three providers in Central and Eastern Europe +++

Conditions for reinsurers were largely stable. Hannover Re ranks among the top three providers in Central and Eastern Europe. In view of predominantly healthy margins we were therefore able to generate attractive business. Our premium volume continued to grow in the year under review; our results in Central and Eastern European markets were also satisfactory. There were no sizeable losses with the exception of winter storm "Kyrill", although here too the strain for our account was moderate.

North America

The North American (re-)insurance market is the largest and most important single market for Hannover Re and indeed for all players worldwide: it accounted for 31.7% of our total premium volume in non-life reinsurance.

Given the absence of natural disasters over the past two years, US insurers have been able to generate strong profits and hence further improve their equity position. Competition has therefore intensified appreciably in virtually all lines of insurance. In casualty business this has been the case for three years now, and very soon it will be reflected in the near-complete erosion of the price level built up during the "hard" market. On the reinsurance side competition emerged in the casualty sector back in 2006, and by mid-2007 it had become considerably more marked. Nevertheless, the pressure emanated principally from the insurance rather than the reinsurance market.

+++ Further reduction of premium volume in US D&O business +++

The crisis that erupted in the US real estate and credit market in the year under review also had implications for the insurance industry, specifically in directors' and officers' (D&O) and professional indemnity business. The market loss is currently put at more than USD 3 billion; this contrasts with total premium for the financial institutions segment of around USD 3.5 billion. These figures clearly show the extent to which these casualty lines could be impacted by the subprime crisis. In view of the decline in rates – especially in North American D&O business – we have continuously reduced our market share to a level that is now just one quarter of the premium volume generated in the hard market. The strain from the subprime crisis is therefore expected to be only slight. We carefully analysed our portfolios and established conservative reserves of EUR 19.5 million.

Property business in the primary sector was spared any appreciable price erosion until the beginning of 2007. However, the high rate level attained in the wake of the 2004 and 2005 hurricane years, especially under policies with natural catastrophe exposures, had boosted the appeal of the business and hence – by the middle of the year under review – fanned competition. Rates in property business that had no correlation with catastrophe exposures, on the other hand, had long been under pressure. As yet, however, there has been no indication of a softening in treaty terms and conditions, which is always the unmistakeable sign of a "soft" market.

In view of the softening on the market that currently lies ahead, we have scaled back our overall involvement in property business with no catastrophe exposure and in casualty business – as a consequence of which our premium volume in the year under review contracted. In accordance with our anticyclical underwriting policy, which we have successfully pursued in North America for 30 years, we continually identify business segments that no longer offer sufficient profitability. In such areas we reduce our shares and/or stop writing new business. At the present time this is especially true of the casualty sector, where we have significantly reduced our business – particularly in exposed lines.

+++ Further intensification of marketing activities aimed at acquiring new clients and improving diversification +++

In the year under review we nevertheless further intensified our marketing activities with the aim of acquiring new clients and improving our diversification. We are stepping up our participations with regional mutual insurance societies, since rate movements in this segment are less volatile.

Our US business is written almost exclusively through brokers; this gives us greater flexibility, particularly in light of our anticyclical underwriting policy. By means of refined client segmentation, however, we have also identified companies that we serve irrespective of market cycles. We maintain long-standing, trusting business relationships with these clients.

As a further step with an eye to the softening market, we continued to reorganise our proportional business in favour of non-proportional arrangements. Only a small number of proportional covers that promise adequate profitability have been continued.

On the claims side the year under review passed off largely quietly. The predicted severe hurricane season failed to materialise, and the damage caused by tornadoes, hailstorms and forest fires in California was within the expected bounds.

In the year under review our clients once again reaffirmed our very good market positioning: in a study conducted by the highly regarded US Flaspöhler Research Group we received top marks in the "Underwriting" and "Customer Service" categories. Our business partners particularly appreciate the fact that we offer a broader product range than many of our competitors and participate in all lines – provided we consider the price and scope of coverage to be reasonable.

We are one of the market leaders in *credit and surety reinsurance* in North America. In the year under review we again maximised the attractive business opportunities.

Percentage breakdown of gross written premium in the US by line of business


Accident (1)
Other (1)
Marine (3)
Credit/surety (4)
Aviation (7)
Motor (12)
Property/casualty (72)

In the primary sector there were no significant changes compared to the previous year; the solvency level continues to be good. Growth was sustained in the credit market, with very good results. Nor did the crisis in the US real estate market have any repercussions on business. Demand in the surety line remained strong, although fierce competition and the absence of claims led to modest pressure on rates.

+++ Attractive rate level in US surety business +++

On the reinsurance side, too, business again developed highly favourably in the year under review; most notably, surety business – for Hannover Re the dominant line in the United States – was characterised by an attractive level. Against a backdrop of above-average profitability, we maintained our already significant market position here and even extended it in some areas. In credit reinsurance our premium volume showed double-digit growth and results continued to be very good. In the political risks segment we also further boosted our premium income.

+++ Our credit and surety business unaffected by the US mortgage crisis +++

Our credit and surety portfolio was unaffected by the crisis on the US mortgage market. Our underwriting guidelines preclude mortgage guarantee business and credit derivatives.

We are exceptionally pleased with the performance of credit and surety reinsurance. Indeed, we were even able to improve appreciably on the already very good result of the previous year; no significant loss events were recorded in the year under review.

Seeing as the bulk of our worldwide *marine and aviation portfolio* is written on the London Market, the development of this business was discussed in the section on the United Kingdom.

Half of our premium income in the area of *structured products* derives from the United States. In view of the exceptional importance of this market we maintain a representative office in Chicago specially for marketing purposes. What is more, we leverage the advantages offered by our subsidiary in Dublin, namely the scope for economically realistic discounting of loss reserves, in combination with the exemption available at this location from Federal Excise Tax – a special tax on premiums ceded to non-American companies. Following the turmoil that had erupted around structured products in recent years, demand for our conceptual solutions stabilised in the year under review – albeit on a lower level.

All in all, we were satisfied with the development of our non-life reinsurance business in North America.

Other international markets

Latin America

Mexico, Colombia, Venezuela, Ecuador and *Argentina* are the most important Latin American markets for our company.

Both Mexico and Central America are regions with a marked natural catastrophe exposure. Hannover Re is highly involved in this segment, although reinsurers from Bermuda are now also forcing their way into the Mexican market. Prices fell sharply in catastrophe business, in some areas by as much as 20%; it should, however, be borne in mind that they were coming back off a very high level. The previous year had been notable for a capacity squeeze and corresponding price increases – triggered by hurricane "Wilma" in 2005 –, and in the year under review we made the most of every opportunity to recoup our losses from this event.

Rates slipped back in most lines, although they were still commensurate with the risks. In Colombian motor business loss ratios improved in the primary sector thanks to a drop in car thefts. In Mexico, where a softening in the rate level can be observed, the trend in casualty reinsurance is increasingly problematic.

+++ Hannover Re scarcely impacted by natural catastrophe losses in Latin America +++

Mexico and Central America were impacted by various natural disasters in the year under review: hurricane "Dean" left a trail of devastation in Mexico and the Caribbean, although the bulk of the damage was uninsured. The strain on our account from this event was consequently minimal. In addition, the flooding in Tabasco caused widespread damage and human suffering. Hannover Re incurred a loss from this event in the low single-digit millions of dollars. Hurricane "Felix" caused considerable destruction in Honduras and Nicaragua, although our portfolio was unaffected due to our minimal exposure.

Our strategy in the agricultural risks segment is to acquire additional market shares. State-run premium subsidy programmes in the primary sector and the promotion of plant-based energy sources as well as rising prices for farm products led to stronger demand for agricultural insurance – and hence to a greater need for reinsurance capacities.

In accordance with our strategic objectives we expanded our profitable, non-proportional business in Latin America and also modestly increased our total premium volume. The results obtained on our Latin American markets were thoroughly satisfactory. In these countries too we continue to offer our clients structured products. We are looking for growth impetus from the deregulation of the Brazilian market.

Africa

Our most important market on the African continent is *South Africa*, where we are represented by our Johannesburg-based subsidiary, Hannover Re Africa. The operation is a sought-after partner for all lines, not least thanks to its quick and flexible response times.

The South African insurance and reinsurance markets were notable for growing competition in the year under review. The underwriting results posted by most insurers were overshadowed by a tense claims situation in motor business. On the reinsurance side, too, the market players adopted an aggressive stance. With ceding companies raising their retentions, demand for reinsurance protection declined.

In Africa Hannover Re reinsures predominantly specialty risks; this niche business, encompassing for example motor liability covers for taxis, is accepted by specialised managing general agents. A sizeable portion of our specialty portfolio is assumed from our subsidiary Compass Insurance Company. Our commodity business in South Africa and Mauritius is focused on non-proportional acceptances; only in exceptional cases and only if the conditions are very attractive are we also prepared to write proportional treaties on a selective basis. In other African markets we are standing by our strategy of enlarging our portfolio of profitable non-proportional business. It is, however, difficult to achieve this goal because ceding companies on the African continent prefer to place treaties together in bouquets.

In view of the impending changes in South Africa with respect to capital requirements, we anticipate fresh growth impetus here in the area of structured reinsurance products.

The economic boom in South Africa and other African countries has driven organic growth in premium income. This is especially true of motor business as well as other private and industrial lines.

+++ Very good result in South Africa +++

In accordance with our selective underwriting policy we did not renew treaties in the year under review that failed to show sufficient profitability. We boosted our share of the business written by our subsidiary Compass Insurance Company and were able to slightly increase our overall gross premium volume in the year under review.

The loss ratio at Hannover Re Africa increased somewhat due to a number of sizeable claims. Our clear strategic positioning and disciplined underwriting policy nevertheless generated another record result in the year under review for our non-life reinsurance operation in South Africa.

Asia

Japan is by far our largest Asian market. Thanks to our presence in Tokyo, where we maintain a service company, we are able to stay in constant personal contact with our clients. We enjoy the status of "core reinsurer" with most of the country's major insurers. Our most important single line in Japan is natural catastrophe business, which we write predominantly on a non-proportional basis.

Demand for earthquake covers in the primary sector further intensified in the year under review. With ceding companies carrying higher retentions, however, the premium volume on the reinsurance market contracted; we were able to beat this trend and consolidate our position. The price level held stable overall: reinsurance commissions under proportional treaties rose thanks to improved results and the absence of catastrophe losses. In non-proportional personal accident business rates were for the most part stable, although modest reductions were observed in certain areas. The property lines saw average price decreases of 5%.

In niche segments such as private insurance business transacted by small mutual aid societies our involvement was still relatively limited on account of regulatory restrictions. We were nevertheless able to boost our share of this business. Bearing in mind the already substantial enlargement of our accident and liability portfolio in the previous year, the growth opportunities available to us in these segments were limited. The Japanese casualty market also proved to be relatively stable in the year under review, hence enabling us to further extend our position.

Business relations with our clients in Japan are traditionally geared to continuity. Thanks to our very good rating we are a sought-after partner for reinsurance covers. We were able to slightly increase our premium volume in the year under review, and our portfolio was spared any significant major losses. While a number of fire claims were recorded, the resulting strain on our account was relatively slight. All in all, we were thoroughly satisfied with the development of our business in Japan.

Southeast Asian markets suffered further rate reductions in both the primary and reinsurance sectors. The local markets tend to be dominated by proportional treaties – we are nevertheless making continuous efforts to focus more heavily on the writing of non-proportional business. In lines that have no correlation with natural catastrophe exposures we are also prepared to accept proportional arrangements provided they satisfy our profitability standards.

Our main markets in this region are Malaysia, India, the Philippines and Indonesia. Property lines account for about two-thirds of our total business. We successfully improved the diversification of the portfolio, extending our participation in lines such as personal accident, motor with limited liability, crop and livestock insurance as well as in the area of structured products. In motor business where policies have insured limits we offer selected clients a combination of traditional and structured products.

+++ Hannover Re very satisfied with the development of its retakaful business +++

The takaful and hence also retakaful markets – that is to say, insurance business transacted in accordance with Islamic law – have enjoyed dynamic growth in Southeast Asia and on the Arabian peninsula: in the year under review alone more than 20 new takaful companies were registered. Given the impressive pace of industrial expansion and what is still a relatively low insurance density at present, growth in the takaful market is currently estimated at over 20% per annum.

These growth prospects had already prompted Hannover Re to establish its own dedicated subsidiary in Bahrain in 2006. We were thus the first international reinsurance group to be able to transact local reinsurance business on the basis of Islamic law. Looking back on the first financial year, our overall assessment is very positive: our premium income totalled around EUR 10 million, and we thus generated stronger growth than planned. More and more takaful companies prefer to place their business with Sharia-compliant reinsurers such as Hannover Re. In the year under review we also established a branch in Bahrain that will concentrate exclusively on traditional reinsurance in the region. It remains our goal to be the partner of choice for these companies over the long term.

+++ Fierce competition in China +++

The strongest growth market in Asia is *China*. While *Hong Kong, Taiwan* and *South Korea* are established insurance markets that scarcely changed year-on-year, the Chinese market again recorded disproportionately vigorous growth – a trend witnessed across all lines but especially evident in motor business and casualty lines. China continues to be a target market for international insurers and reinsurers, and competition is correspondingly intense. This, in turn, was reflected in declining rates and deteriorating terms and conditions, although the current market environment in Taiwan, Hong Kong and South Korea is also soft.

Hannover Re pursues an opportunistic underwriting policy in these markets; we accept primarily non-proportional business that meets our profitability standards. This is especially true of China, where the market is dominated by proportional treaties; in our assessment, however, the rates for these programmes are inadequate, and we are therefore growing more slowly than the market as a whole. In casualty lines, on the other hand, we have extended our involvement; this is also applicable to China, where demand in the year under review was particularly brisk.

+++ Structured products enjoyed particularly successful growth in Asia +++

Our business with structured products has proven particularly successful in Asia: we were able to write new contracts in South Korea and China; in Thailand, the Philippines and Kazakhstan we concluded our first sizeable contracts and the prospects of adding more new business are bright.

No major losses were incurred in the year under review, although the frequency of smaller claims was on the increase.

Overall, we were satisfied with our results in Asia.

Australia, New Zealand
Hannover Re ranks third in the Australian non-life reinsurance market. For more than 20 years we have been represented by a branch office in Sydney. Our clients value us as a reliable and attractive partner not only on account of this local presence but also due to our very good rating. Since 2004 we have additionally written facultative business through this operation, which has subsequently developed profitably.

Rate reductions were again the hallmark of the Australian insurance market in the year under review in virtually all property and casualty lines. Commercial and industrial insurance lines were particularly hard hit. Conditions on the reinsurance side proved to be more stable, with only moderate price erosion observed. Personal accident insurance came under heavy price pressure in the year under review, while rates in non-proportional casualty business remained stable.

+++ Two catastrophe losses in Australia +++

In the previous year cyclone "Larry" had already pushed up rates for catastrophe business, and in the aftermath of the severe flooding in New South Wales prices for programmes impacted by the resulting losses climbed higher; rate increases of up to 30% were obtained for lower layers. Rates for programmes that were spared losses remained stable. Upper layers of the programmes saw some slight reductions, but stable prices were also attainable.

The flooding in Australia in the months of June/July of the year under review produced an estimated market loss in the order of AUD 1 billion; it can, however, be anticipated that between 40% and 50% of this amount will be retained by the insurers. For Hannover Re this loss event meant a net burden of around EUR 20.7 million. In December Sydney and the coastal region were hit by a hailstorm for which we have set aside reserves of EUR 15.0 million.

On the Australian continent, too, the overriding principle guiding our business strategy is adherence to our profitability targets: we concentrate primarily on non-proportional business and accept only a very small number of proportional treaties – in other words, we write business in this region predominantly on an opportunistic basis. We make exceptions, however, for customer relationships that have already existed for some years – provided they generate sustained profits. What is more, we are looking to expand niche business in an effort to further diversify our portfolio.

We were satisfied with the result generated on the Australian continent in the year under review.

Life and health reinsurance

The life and health reinsurance business group combines under the worldwide Hannover Life Re brand the international activities of the Hannover Re Group in the life, health, annuity and personal accident lines, insofar as they are transacted by life insurers.

The 2007 financial year can be rated as "excellent" on account of the fact that we accomplished our targets with respect to both premium volume and profitability – and in some cases even surpassed them by a very comfortable margin. In so doing, however, we in no way compromised on our reserving practice, which in accordance with the principles of IFRS facilitates a prudent reserving policy. What is more, we continue to adopt a conservative underwriting practice that ensures optimal diversification of our portfolio in terms of both lines and regions.

+++ Hannover Life Re ranks among the four most important internationally operating life reinsurers +++

Hannover Life Re writes its business on all five continents and in recent years has advanced to become a leading provider of reinsurance concepts and solutions. With gross premium income in excess of EUR 3 billion and a market share of around 8% worldwide in 2007 it consistently ranks among the four most important internationally operating life reinsurers.

Hannover Life Re – the infrastructure and international network

Hannover Life Re is organised as a network. The chart below shows the proportion of gross premium written by each of the companies:

Percentage breakdown of gross premium by business centers (before consolidation)


HLR International (26)
HLR Africa (3)
HLR UK (5)
HLR Australasia (10)
HLR America (14)
HLR Ireland (16)
HLR Germany (26)

Equipped with equity resources of EUR 120 million, our subsidiary in Bermuda – which at the beginning of October 2007 received a licence from the local regulator to commence operational business activities – has now been added as another member of this network.

For its part, Hannover Life Re International is responsible inter alia for our acceptances in Asia. In this region we made considerable progress towards strengthening the infrastructure in the year under review: we pressed ahead with the second foundation phase for a life branch in China and expect operational business to commence in the early months of 2008. In South Korea we received approval in principle in December 2007 from the local regulator for establishment of a branch in Seoul, while in India we are currently in the process of setting up a service company in Mumbai that will support Hannover Re's life and facultative non-life business from 2008 onwards.

We also paid close attention to the prospects for the Islamic insurance world (so-called takaful business); through the reinsurance company Hannover ReTakaful that was established last year in Manama, Bahrain, we intend to cultivate this emerging market systematically and in full compliance with Islamic principles. We were particularly pleased with the initial rating of "A" with a "stable" outlook awarded to our subsidiary in November 2007 by the highly respected rating agency Standard & Poor's.

Hannover Life Re's business model continues to be based on the "five pillar model" through which we are able to offer our clients a broad range of reinsurance solutions. Our over 470 staff at 18 locations worldwide are thus in a position to respond to the special needs of the various markets and individual clients and incorporate them into their solution concepts.

We consider ourselves a customer-oriented life and health reinsurer that structures and manages its relations with the aid of systematic Customer Relationship Management. We work together with our clients on a long-term, partnership-based footing in order to open up profit potentials for both parties.

Breakdown of gross written premium according to the "five pillar model" (in %)


Traditional risk-oriented reinsurance (40)
Stochastic partnerships (11)
Bancassurance (14)
Partnerships with multinational clients (15)
Development of new markets and products (20)

Development of premium income

The gross premium income booked by Hannover Life Re surpassed the EUR 3 billion mark for the first time in the year under review, climbing by 10.4% to EUR 3.1 billion. Due to lower retrocessions the level of retained premium rose to 90.8% (85.4%), as a consequence of which net premium earned grew by as much as 17.8% to EUR 2.8 billion.

It should be borne in mind in this context that the weakness of the US dollar and currencies pegged to it – such as the Hong Kong dollar – against our balance sheet currency (euro) was one of a number of factors to exert a restraining effect on premium growth in the year under review; at unchanged exchange rates the premium volume would have been EUR 100 million – i.e. 3% – higher.

Measured in terms of the regional origin of our premium volume, the United Kingdom substantially extended its leading position and remained – with 30.1% (24.4%) of total income – our most significant market, while North America with 20.8% (23.0%) and Germany with 14.0% (15.9%) consolidated second and third place respectively. Australia and New Zealand – producing 11.6% of premium income combined – also played an important part in our portfolio, especially as we have been market leader here for many years. Further major markets are South Africa, France and Italy.

Our preferred lines of life and annuity accounted for 87.8% of the total premium in 2007, with enhanced annuities in the United Kingdom serving as a particularly vital driver of our growth.



Snow-covered training ground for horses in Sweden



Stuck in a rut?

We do not see orientation as a limitation. Rather, in the diversity of possible paths we prefer to keep to our own tracks.

As an established "Multi Specialist" our expertise encompasses selected markets and segments worldwide. We do not follow every trail, but instead concentrate on what we do best. In this way we reduce our risk and stabilise our results.

Key figures for life and health reinsurance

Figures in EUR million	2007	+/- previous year	2006	2005[1]	2004[1]	2003[1,2]
Gross written premium	3,082.9	+10.4%	2,793.6	2,425.1	2,176.6	2,276.3
Premium deposits	854.5	-26.7%	1,166.2	308.1	311.4	257.9
Gross premium incl. premium deposits	3,937.4	-0.6%	3,959.8	2,733.2	2,487.9	2,534.2
Net premium earned	2,795.3	+17.8%	2,373.4	2,257.6	1,956.3	1,936.3
Premium deposits	783.6	-27.7%	1,084.4	274.5	267.2	213.4
Net premium incl. premium deposits	3,579.0	+3.5%	3,457.8	2,532.1	2,223.5	2,149.7
Investment income	293.9	-6.2%	313.2	275.3	221.6	179.4
Claims expenses	1,672.2	+11.8%	1,495.3	1,415.2	1,212.6	1,270.4
Change in benefit reserves	397.9	+106.4%	192.8	258.0	241.2	297.8
Commissions	780.5	-6.2%	831.7	684.1	589.6	414.4
Own administrative expenses	61.2	+22.5%	50.0	59.3	55.9	44.9
Other income / expenses	53.5	+135.9%	22.7	(23.1)	(2.0)	13.8
Operating result (EBIT)	230.8	+65.4%	139.5	93.1	76.7	61.0
Net income after tax	188.7	+83.9%	102.6	59.6	38.0	46.6
Earnings per share in EUR	1.57	+83.9%	0.85	0.49	0.32	0.43
Retention	90.8%		85.4%	92.8%	90.2%	85.1%
EBIT margin[3]	8.3%		5.9%	4.1%	3.9%	3.2%

[1] Figures for 2003 to 2005 before new segmentation
[2] On a US GAAP basis
[3] Operating profit (EBIT)/net premium earned

Results

As in previous years, the following factors had a bearing on the performance of our life and health reinsurance business group:

- development of the biometric risks of mortality, morbidity and longevity,
- development of the structural risk associated with the persistency of the business in force,
- development of the client-related credit risk in connection with financing transactions,
- movements on international capital markets, especially in the currencies of EUR, USD, GBP, AUD and ZAR,
- development of our own administrative expenses.

The mortality factor remains the most significant biometric risk for our worldwide portfolio. In this respect our most notable exposures are in the United Kingdom, South Africa, Australia and various Asian markets. The US market, on the other hand, is of relatively minor importance in this context – in contrast to most of our competitors. The mortality experience for the year under review was favourable overall, although in Australia and South Africa we were impacted by a number of sizeable individual claims.

The biometric risk of morbidity manifests itself in widely differing coverage concepts in the individual markets; special mention should be made of critical illness covers (in the United Kingdom, South Africa and Australia), Senior Health Medicare Supplement plans (in the United

States), long-term care annuities (in Singapore and Germany) and disability covers (in Germany and France). We can also include here the risk of involuntary unemployment, which we assume as a supplementary risk under reinsurance treaties in bancassurance business – first and foremost in Germany as well as in Romance-speaking markets such as France, Spain and Italy. The morbidity experience was better than average in the year under review.

The longevity factor is of growing relevance due to our heavy involvement in the field of UK single-premium enhanced annuities. In accordance with our position as market leader in this segment of the UK market we continuously analyse the claims experience at all major cedants; for the year under review our actuarial analyses indicate that this business is progressing in line with our projections.

Geographical breakdown of life and health reinsurance (as % of gross premium)


United Kingdom (30)
Latin America (2)
France (3)
Africa (3)
Asia (4)
Rest of Europe (11)
Australia/New Zealand (12)
Germany (14)
North America (21)

The risk associated with the persistency of the in-force reinsured portfolios, which is especially important for our financing transactions with respect to unit-linked products in Germany and South Africa, exhibited a similarly favourable development: the observed lapse rates were normally below those that had been actuarially calculated and factored into the pricing.

We did not have any adverse experiences with the credit risk attached to our ceding companies in the year under review; in no instances were the ratings of our key insurance clients downgraded by internationally reputed rating agencies such as Standard & Poor's or A.M. Best.

The investment income generated by Hannover Life Re also came in within the expected bounds despite the weakness of some foreign currencies: it amounted to EUR 293.9 million (EUR 313.2 million). This result includes investment income from the benefit reserves and claims reserves deposited with insurers as well as income from the portfolio of assets under own management. The income from self-managed assets totalled EUR 116.4 million, a fall of 5% compared to the previous year.

+++ Hannover Life Re cost leader with an expense ratio of 2% relative to gross written premium +++

As in past years, our cost structures are geared to lean processes, an ability to respond rapidly to market developments and a high level of efficiency. With an expense ratio of 2.0% relative to gross written premium we have ranked as the cost leader among globally operating professional life and health reinsurers for many years.

The operating profit (EBIT) generated by Hannover Life Re showed significant growth of 65.4% in the year under review to reach EUR 230.8 million (EUR 139.5 million), although this figure was positively influenced by a number of special factors. These special effects accounted for around EUR 30 million in total, leaving a normalised operating profit (EBIT) in the order of EUR 200 million.

The EBIT margin reached 8.3% – an increase of 2.4 percentage points compared to the previous year. Even after factoring out special effects the level comfortably surpassed our target of 5%.

Again bearing in mind the positive effect of the reduction in deferred taxes, the consolidated net income of Hannover Life Re came in at EUR 188.7 million (EUR 102.6 million) after allowance for minority interests. This was equivalent to earnings of EUR 1.57 (85 cents) a share.

Germany

The German life insurance industry was in transition in the year under review: the new actuarial interest rate of 2.25% was adopted effective 1 January 2007, and extensive preparations were underway for the entry into force on 1 January 2008 of the Law amending the Insurance Contract Act (VVG-Novelle).

The stated aim of the reform of the Insurance Contract Act is to enhance the transparency of German life and annuity insurance products and to put consumers in a better position in the event of early surrender of their policies. At the same time, we were required to bring about implementation of the new EU Mediation Directive on the German market and put into practice the amendments to the Insurance Supervision Act (VAG-Reform).

These complex changes in the general environment left their mark on new business in the German market: regular premiums were down. Annuity policies in the form of government-assisted "Riester" and "Rürup" products are currently the dominant component of new business, against the backdrop of an unmistakable shift in market shares away from conventional towards unit-linked annuities. The market premium was flat relative to 2006 at EUR 78.1 billion.

E+S Rück, which bears responsibility within the Hannover Re Group for handling the German market, generated premium income of EUR 428.6 million from its German cedants in the year under review; this was equivalent to a modest decline of around 4%. Even the above-average growth of our portfolio for Riester pensions failed to entirely offset the planned run-off of a large block assumption transaction from 2004. The underwriting result developed as expected, improving significantly on the previous year.

United Kingdom

The UK reinsurance market is the second-largest in the world after the United States. Indeed, for our company it is the most important single market, accounting for 30.1% of our total premium volume written worldwide in the year under review.

Despite the introduction of solvency relief by the FSA, the UK regulator, there was scarcely any change in the demand pattern among UK insurers in the year under review. Large-volume quota share reinsurance treaties, which enable insurers to optimise their capital and risk management, continue to dominate the market. On the reinsurance side, some observers consider the increasingly fierce competition raging among predominantly Continental European providers to be verging on excessive.

Hannover Life Re operates through three different risk carriers in this market: Hannover Life Re UK based outside London provides a broad range of services in support of conventional reinsurance business, with an emphasis on risk transfer for mortality covers and critical illness policies; our Irish subsidiary Hannover Life Re Ireland writes a few key accounts directly and is also available as a retrocessionaire or co-reinsurer for Hannover Life Re UK.

Enhanced annuities for persons with a reduced life expectancy, which we have written directly from Hannover for more than ten years in cooperation with a small group of UK specialty insurers, make up a rapidly growing business segment. In the area of disability covers, on the other hand, we have virtually no involvement.

Total gross written premium from UK cedants climbed 35.0% to EUR 927.4 million (EUR 686.9 million); of this amount, 40.1% was attributable to Hannover Life Re Germany, 21.2% to Hannover Life Re UK and 38.7% to Hannover Life Re Ireland.

The biometric risk experience for mortality and critical illness was highly favourable in the year under review; we profited here from the expiry of large portfolios comprised of new business written in the years 2001 – 2005. We keep a particularly close eye on the longevity risk associated with enhanced annuities; the results in 2007 were within the actuarially expected bounds.

The operating profit (EBIT) generated by Hannover Life Re UK therefore reached a new record high of EUR 26.3 million (EUR 16.9 million). The EBIT margin amounted to 28.2% of net premium earned, while net income after tax came in at EUR 19.7 million (EUR 11.6 million).

Ireland

Our Irish subsidiary Hannover Life Re Ireland focuses on tailored reinsurance solutions for mid-sized and larger insurers in the United States, United Kingdom, Continental Europe and Asia. In recent years the company has advanced to become Hannover Life Re's most important foreign subsidiary – measured by written premium. It recorded a slight decline in gross written premium in the year under review to EUR 586.8 million (EUR 597.6 million), while net premium earned stood at EUR 503.9 million (EUR 524.6 million).

The technical result across all the company's business segments was excellent in the year under review. Not only that, it was also possible to write back a provision constituted in the previous year for the longevity risk associated with UK term life policies in an amount of EUR 14.7 million in the first half of 2007, hence boosting profitability.

Overall, the operating profit (EBIT) thus amounted to EUR 45.0 million (EUR 72.8 million). The EBIT margin stood at 8.9% of net premium earned, while net income totalled EUR 39.4 million (EUR 63.7 million).

France, Maghreb and Arab countries

Hannover Re's life branch in Paris booked gratifying premium growth of 9.9% to EUR 317.9 million in the year under review against a backdrop of continued above-average profitability. Key growth drivers were treaty acceptances from the European bancassurance segment, especially in support of activities conducted by major French banks in foreign European and Arab markets.

A new initiative that we are also supporting through our Paris life branch consists of so-called microinsurances – a counterpart to the microloans that enable rural populations in developing countries to start their own independent commercial activities for the first time. In this sector we concluded our first group reinsurance treaties for business in Egypt and Morocco, and in the coming years we expect to see appreciable extension of this initiative to various Asian and Latin American markets.

Italy, Southeastern Europe and Spain

Business in these countries is written directly from Hannover Home Office, although our service and marketing offices in Milan and Madrid provide valuable support. Total premium income came in at EUR 76.3 million in 2007, with the Greek market displaying appreciable growth impetus in the bancassurance segment.

Our portfolio in Italy was notable for the expiry of past financing transactions, while in the Spanish market we were active principally in bancassurance business.

Scandinavia, Eastern Europe, Turkey and Israel

These regional markets are handled by our life branch in Stockholm, with bancassurance relationships playing a central role in Scandinavia. In this part of the world we reinsure first and foremost the mortality and disability risks in connection with occupational retirement provision.

Following substantial changes in the regulatory environment last year and given the favourable general economic climate, Russia is seeing the onset of a rapid upturn in the private life insurance industry.

Our main activities in Eastern Europe are in the Baltic countries, while in other markets we adopt a highly selective approach. In Turkey we significantly stepped up our activities in the bancassurance segment in the year under review, and in Israel we are taking a closer look at product differentiation under our clients' critical illness and long-term care insurance policies.

The gross premium volume grew by 3.9% in the year under review to EUR 86.9 million (EUR 83.6 million), while profitability continued to be highly favourable.

North America and Bermuda

The US market is served by our subsidiary Hannover Life Re America based in Orlando/Florida, which also enjoys the support of an underwriting office for group covers on Long Island/New York. Several Canadian life insurers owned by the country's leading banks are placing a growing volume of reinsurance business with Hannover Life Re. What is more, the Canadian market holds special significance for us inasmuch as our most important retrocessionaires are based here. Geared very much to the long term, our close and trusting cooperation with these partners plays a vital role in Hannover Life Re's worldwide risk management.

Hannover Life Re America continues to concentrate its new business activities on non-traditional areas of the US life reinsurance market, putting the emphasis on block assumption transactions involving life and annuity portfolios as well as on various segments of health business in the senior citizens' market.

In the area of seniors' health insurance we entered into a substantial participation in the Medicare Part D segment launched last year as part of government prescription drug coverage for seniors; around 44 million US citizens are enrolled in the Medicare programme.

The gross premium volume assumed by Hannover Life Re America grew in the year under review by 10.5% measured in US dollars; indeed, measured in euros it even surpassed the previous year's figure to reach EUR 508.6 million (EUR 503.3 million). The operating profit (EBIT) came in at EUR 8.7 million (EUR 15.9 million), while net income after tax amounted to EUR 4.9 million (EUR 8.7 million).

+++ Subsidiary established in Bermuda +++

Our youngest subsidiary, Hamilton-based Hannover Life Re Bermuda, received its business licence from the Bermuda

Monetary Authority – the local regulator – in October 2007. Equipped with an equity base of EUR 120 million, it writes a worldwide portfolio and leverages the special strengths of Bermuda as an insurance location in the interests of our clients. At the end of the year under review it concluded three reinsurance treaties with two clients, although the premium volume is still marginal. The company closed the year under review with a modest operating profit.

Other international markets

Africa

Our subsidiary Hannover Life Re Africa, which is based in Johannesburg with a branch office in Cape Town, bears underwriting responsibility for business from South Africa and the neighbouring countries of English-speaking Africa.

The company concentrates on individual life business with the risk components of mortality, critical illness and disability. We cooperate first and foremost with dynamic mid-sized players as well as newly established insurers. On the other hand, we also successfully offer financing solutions such as block assumption transactions so as to realise a portfolio's embedded value.

In past years product innovations were at the heart of developments in the South African market; of late, however, closer attention has been paid to new, more cost-effective and efficient distribution methods. In this context we are able to provide our clients with tailored solutions, especially in the area of underwriting systems.

The company's gross written premium climbed by 12.8% measured in ZAR; after conversion to EUR it was on a par with the previous year at EUR 105.2 million (EUR 105.4 million). Despite a number of sizeable claims in life business due to road traffic accidents, results were satisfactory overall.

The operating profit (EBIT) totalled EUR 5.7 million (EUR 3.3 million); this was equivalent to an EBIT margin of 9.6% of net premium earned. Net income after tax grew by 131.1% to EUR 4.8 million.

Central and South America

Our service office in Mexico City, which is responsible for its home Mexican market and the countries of Central America, made exceptionally pleasing progress in the course of the year; most notably, the extensive support afforded to our clients in the area of underwriting met with a highly favourable response. Profitability remained good.

The markets of South America are served by Hannover Home Office. On the back of lively acquisition efforts we have made considerable advances in recent years, especially in the northern part of South America. The premium volume (including Mexico) is consequently now in the order of EUR 70 million. Results, as in the past two years, were most satisfactory.

Asia

As in the previous years, we provide underwriting support for life and health reinsurance business in Asia from two regional centres operated as branches of Hannover Re: the operation in Kuala Lumpur is responsible for the ASEAN markets and the Indian Subcontinent, while our branch office in Hong Kong handles the Chinese-speaking economic region, (South) Korea and Japan. Underwriting activities are focused on risk-oriented reinsurance treaties in the life, critical illness and personal accident lines.

+++ Foundation in place for sustained growth in Asia +++

Following the rapid growth of more than 50% posted in the previous year, gross premium income retreated in 2007 and came in at EUR 89.7 million (EUR 103.6 million). We strengthened our infrastructure in China, established a branch in Shanghai and plan to open a branch in Seoul in 2008. The foundation is thus in place for sustained growth of 15% a year in these regions.

Results were very good in all markets in the year under review; no sizeable major losses were reported.

Australia and New Zealand
Our Sydney-based subsidiary Hannover Life Re Australasia is responsible for business relationships in Australia, New Zealand and Oceania; in the year under review it was again able to successfully consolidate its position as market leader.

Underwriting activities are concentrated on the writing of life and critical illness (known as trauma here) lines as well as disability annuities. The company also operates as a primary insurer in the vigorously growing segment of occupational retirement provision in Australia through superannuation funds, an area where it has received top marks for quality from its customers over a number of years.

The assumed gross premium volume climbed 15.2% to EUR 348.6 million, while net premium earned surged by as much as 28.2% to EUR 242.0 million due to the increase in the level of retained premium.

Despite a major loss in excess of EUR 10 million for gross account, results were highly gratifying – especially in superannuation business – and we were therefore able to boost the operating profit (EBIT) by 31.1% to EUR 34.5 million (EUR 26.3 million). Net income of EUR 25.9 million (EUR 20.9 million) remained after tax.

Investments

Sharp volatility was a hallmark of financial markets in the year under review. The German stock index (Dax) put on around 22.3% between January and December and was thus one of the top performers by global standards. During the year the index touched its lowest points in March at around 6,450, while soaring to a high in excess of 8,100 points in July and flirting with this level again in December. The S&P 500 in the United States – the bellwether index for international equity markets – and the EuroStoxx 50 both recorded single-digit percentage gains over the course of the year.

Responding to the liquidity crisis and credit crunch in the US triggered by the collapse of the American mortgage market, the Federal Reserve Board cut its prime rate incrementally from 5.25% to 4.25%. In light of the better economic conditions prevailing in Europe the European Central Bank chose not to make any reductions in base rates.

Ten-year US treasury bonds yielded a return of 4.0% as at year-end, while in Europe the yield on bonds of the same duration was 4.3%. In the area of fixed-income securities the market for corporate bonds and other credit products came under a cash strain from the third quarter until the end of the year. The euro consistently moved strongly higher against virtually all major world currencies.

Breakdown of investments (in %)



Real estate (<1)
Other (1)
Private equity (3)
Short-term investments and cash (6)
Equities (10)
Fixed-income securities (79)

Hannover Re's investment policy continues to be guided by the following core principles:

- generation of stable, plannable and tax-optimised returns while at the same time maintaining the high quality standard of the portfolio;

- ensuring the company's liquidity and solvency at all times;
- high diversification of risks within the scope of our investment strategy;
- control of currency exposures in accordance with the principle of matching currencies.

Investments

in EUR million


30
25
20
15
10
5
0
22,031
7,665
14,366
25,168
9,184
15,984
27,526
8,447
19,079
28,786
9,292
19,494
29,042
9,227
19,815
2003[1]
2004
2005
2006
2007
Self-managed assets
Funds held by ceding companies and contract deposits

[1] 2003 on a US GAAP basis

With these goals in mind we engage in active risk management on the basis of balanced risk/return analyses. In this context we observe centrally implemented investment guidelines and are guided by dynamic financial analysis based on the latest scientific insights. These measures ensure that at all times we are able to meet our payment obligations in light of our liabilities profile.

Within the scope of our asset/liability management activities, the allocation of investments by currency is determined by the development of underwriting items on the liabilities side of the balance sheet. We are thus able to achieve extensive currency matching of assets and liabilities, thereby ensuring that our result is not significantly affected by fluctuations in exchange rates. As at year-end 44.7% of our asset portfolio was held in euros, 38.5% in US dollars and 6.7% in pounds sterling.

Thanks to the neutral/defensive posture of our bond portfolio our performance was in line with the planned parameters. Based on the cash inflow from the technical account and the investments themselves, our portfolio of self-managed assets grew to EUR 19.8 billion (EUR 19.5 billion) despite the weak US dollar. Boosted by the increase in the average yield of our portfolio, ordinary income came in considerably higher than in the previous year at EUR 859.0 million (EUR 792.6 million).

Deposit interest and expenses contributed EUR 220.1 million (EUR 221.9 million) on balance to net investment income. Gains of altogether EUR 244.0 million were realised on disposals in the reporting period as part of our active management approach, as against losses of EUR 69.7 million. The positive balance of EUR 174.3 million was thus lower than in the previous year (EUR 217.4 million). Net investment income consequently contracted by 5.7% year-on-year to EUR 1,121.7 million (EUR 1,188.9 million).

Rating of fixed-income securities (in %)


<BBB (3)
BBB (4)
A (19)
AA (22)
AAA (52)

As in previous years, we actively managed the duration of our fixed-income portfolio, thereby not only optimising our returns but also conserving our shareholders' equity. The modified duration of our bond portfolio was kept stable over the reporting period, standing at 4.0 years as at year-end 2007.

Our portfolio of fixed-income securities amounted to EUR 15.7 billion as at 31 December 2007, a decrease of 2.1%. In view of the crisis on the mortgage market and the minimal yield advantages enjoyed by corporate bonds over government bonds up until the middle of 2007, we attached special importance to high quality in the year under review. The holdings of corporate bonds were therefore left virtually unchanged. Our preferred asset classes in Europe were debt securities issued by

Tree trunks on a lake in Finland



Scattered?

We do not see side-by-side as unconnected. What might at first glance appear detached is in fact tied together in a densely packed pattern.

Our worldwide infrastructure of more than 100 subsidiaries, branches and representative offices in around 20 countries offers our clients unrestricted access, rapid responses and unconventional decisions. We maintain business relations with more than 5,000 insurance companies in roughly 150 countries. This network gives us the flexibility to move into attractive markets and segments at the optimal moment and immediately exploit business opportunities.



Net investment income

Figures in EUR million	2007	+/- previous year	2006	2005	2004	2003
Ordinary investment income[1]	859.0	+8.4%	792.6	654.6	604.5	611.2
Results from participation in associated companies	11.0	+73.4%	6.3	3.9	2.2	9.7
Realised gains/losses	174.3	-19.8%	217.4	162.2	167.4	140.5
Impairments	72.0	+279.4%	19.0	15.5	21.3	99.3
Unrealised gains/losses[2]	(18.8)	-198.0%	19.2	14.5	10.7	8.5
Investment expenses[3]	52.0	+5.1%	49.5	55.4	65.7	72.6
Net investment income from assets under own management	901.6	-6.8%	967.0	764.3	697.8	598.0
Net investment income from funds withheld	220.1	-0.8%	221.9	351.6	382.1	517.5
Total investment income	1,121.7	-5.7%	1,188.9	1,115.9	1,079.9	1,115.5

[1] Excluding expenses on funds withheld and contract deposits
[2] Portfolio at fair value through profit or loss and trading
[3] Including depreciation/impairments on real estate

semi-governmental entities and jumbo mortgage bonds. New investments were made primarily in short- or medium-duration instruments. Losses on fixed-income securities recognised in shareholders' equity totalled EUR 103.4 million as at 31 December 2007, compared to losses of EUR 118.9 million in the previous year.

+++ Quality of our fixed-income securities by rating categories on a consistently high level +++

The quality of our fixed-income securities – measured in terms of rating categories – was maintained on a consistently high level. The proportion of securities rated "A" or better – at 92.3% – was slightly lower than in the previous year (93.3%).

The international financial and capital markets have been significantly impacted by the US credit crunch and real estate collapse since the middle of the year. Of our total investment portfolio of EUR 19.8 billion, a volume of EUR 47.8 million is potentially affected by the crisis, i.e. a mere 0.2%. The concrete depreciation requirement in the year under review was in the order of EUR 10 million.

As at 31 December 2007 we held a total amount of EUR 1,266.2 million (EUR 1,073.6 million) in short-term assets and current assets. Funds held by ceding companies amounted to EUR 9.2 billion (EUR 9.3 billion).

In light of the favourable trend on stock markets we again realised increased gains on equities. The equity allocation rose to around 10% (8%), while in absolute terms the portfolio of listed equities grew to EUR 2,000.4 million (EUR 1,596.3 million). By using targeted option strategies we were able to partially hedge our equity holdings against price losses.

Of our total holdings of alternative investments that have been accumulated steadily over a number of years, an amount of EUR 555.5 million (including uncalled capital) was apportionable to investments in private equity funds, EUR 345.9 million to high-return bond funds and loans, EUR 102.5 million to structured real estate investments and EUR 61.4 million to CDO equity tranches. The fair value of the portfolio showed very favourable growth.

The real estate allocation within the portfolio remains very low while we await an attractive entry level. In the medium term we are targeting a 3% to 5% share of our total investment portfolio.

Value-based management

Our overriding strategic objective is to generate *value-oriented* growth

- as an optimally diversified and
- economically independent reinsurance group
- of above-average profitability.

In order to achieve this objective we have developed tools that enable us, on the one hand, to measure how close we are to accomplishing our goal and, on the other, to break it down to the level of individual profit centres.

In non-life reinsurance we have many years of positive experience using a ratio based on underwriting years, namely "DB 5": level 5 of our contribution margin accounting method constitutes the clear profit after earning the discounted claims expenditure (level 1) plus all external (level 2) and internal costs (level 3), including the cost of capital (level 4). We apply DB 5 to the non-life reinsurance treaty departments as part of the fine tuning of portfolios down to the level of individual contracts.

In life and health reinsurance we use the European Embedded Value (EEV). The EEV is defined as the intrinsic value of an enterprise, measured as the discounted profit flow until final run-off of the in-force portfolio – from the standpoint of the shareholder and after taxes.

Both concepts reflect the specific characteristics of the individual segments. Together, they constitute the basis for our central management tool: Intrinsic Value Creation (IVC).

System of value-based management: Performance Excellence combines the strategic and operational levels


Plan
Implement
Evaluate
Strategy
Closed-door Board meeting/GMF*
Closed-door Board meeting/GMF*
Closed-door Board meeting/GMF*
PE
PE-Check
PE-Check
PE-Check
Results
Risk
Resources
MBO
Planning process
Management Reporting
Agreement on objectives
Achievement of objectives
2007
2008
2009

*At the Global Management Forum (GMF) all senior managers of the worldwide Hannover Re Group come together once a year to define aspects of strategic orientation. The parameters elaborated here serve as the basis for the subsequent planning process.

With the aid of IVC it is possible to compare the value contributions of the Group as a whole, its two business groups and the individual operating units. This enables us to reliably identify value creators and value destroyers. In this way, we can

- optimise the allocation of capital and resources,
- identify opportunities and risks and
- use IVC – as the core business result within the scope of our holistic management system Performance Excellence (PE) – to measure the extent to which we are able to execute our strategy.

With PE we have at our disposal a consistent method Group-wide that enables us to measure how the company is evolving and to what extent we have achieved our strategic objectives, while at the same time accommodating the specific conditions of the various treaty departments and service units. The local approach used by PE is of special importance in this context: it is incumbent upon every single organisational unit to continually reassess and enhance its value contribution to the Hannover Re Group. In so doing, however, we never lose sight of the big picture.

Performance Excellence Check
The PE Check (consisting of Output, Strategy and Input Checks as well as Activity Planning) is used by the treaty departments and service units to develop – making allowance for the strategic parameters – detailed strategies and activity plans. These central documents also serve as a basis for the planning cycle – both for the operational planning and for the planning of resources and costs. The PE Check is carried out at closed-door meetings of the individual units.

Planning process
The planning process spans the three levels of Results, Risks and Resources, which are closely interrelated. Results, Risks and Resources are planned by the responsible officers with the support of Group Controlling Services and Corporate Development and they are reconciled by the Executive Board. Key pivot points are the detailed strategies and activity plans drawn up by all treaty departments and service units. The planning is approved by the Executive Board and subsequently communicated within the Group.

Profit growth targets

Business group		Key data	Target	2007	2006	2005[1]	2004[1]	2003[1]
Non-life reinsurance		Combined ratio	≤ 100%	99.7%	100.8%	112.8%	97.2%	96.0%
		Net cat. loss ratio	≤ 8%	6.3%	2.3%	26.3%	8.3%	1.5%
		EBIT margin[2]	≥ 10%	14.8%	14.2%	(0.7%)	13.4%	13.3%
		EBIT growth	≥ 10%	(0.4%)	–	(107.5%)	(0.6%)	52.4%
Life and health reinsurance		Gross premium growth	12–15%	10.4%	15.2%	11.4%	(4.4%)	(7.9%)
		EBIT margin[2]	≥ 5%	8.3%	5.9%	4.1%	3.9%	3.2%
		EBIT growth	12–15%	65.4%	49.8%	21.4%	25.7%	25.8%
Group		Investment return	≥ 4.6%	4.6%	5.0%	4.8%	5.0%	5.1%
		Return on equity	≥ 11.4%[3]	23.5%	18.7%	1.9%	11.5%	17.1%
	Triple-10 targets → {	EBIT growth	≥ 10%	14.6%	795.0%	(82.9%)	(26.4%)	55.5%
		Growth in earnings per share	≥ 10%	42.6%	942.7%	(82.4%)	(28.4%)	17.8%
		Growth in book value per share	≥ 10%	15.6%	11.4%	3.0%	6.3%	11.4%
		xRoCA[4]	≥ 5%	n. a.	6.8%	0.6%	3.4%[5]	6.2%[5]

[1] *Figures for 2005 to 2003 in accordance with old segmentation*
[2] *Operating profit (EBIT)/net premium earned*
[3] *750 basis points above the risk-free interest rate (as at 31 December 2007 = 3.91% = current 5-year average)*
[4] *xRoCA = Excess return on capital allocated*
[5] *In 2003 and 2004 the present value components are based on the value of in-force business, from 2005 to 2007 they are based on the European Embedded Value (EEV)*

Management by Objectives
The targets that emerge out of the planning process are integrated into the individual agreements on objectives with managers. When defining targets the participants take into account not only profit-oriented but also non-financial goals, including for example the activity planning.

Management Reporting
Internal Management Reporting is drawn up twice a year, tiered according to areas of responsibility. In the first place, the achievement of objectives in the past year is reviewed here, and secondly the planning is assessed with an eye to the strategic objectives.

Both business groups of the Hannover Re Group have clearly defined long-term objectives; in view of the cyclical nature of non-life reinsurance we have not defined any targets for premium growth here, but solely for profit growth.

IVC – our key ratio

We use the following formula to calculate the IVC:

Adjusted operating profit (EBIT) – (capital allocated x weighted cost of capital) = IVC

The adjusted operating profit (EBIT) consists principally of the reported Group net income after tax and the change in the balancing items for differences between present values and amounts stated in the balance sheet (one adjustment for non-life and one for life/health reinsurance). In addition, the interest on hybrid capital, minority interest in profit and loss and extraordinary profits and losses are eliminated.

We consider the allocated capital to be the shareholders' equity plus minority interests, the balancing items for differences between present values and carrying amounts as well as the hybrid capital. Capital is allocated to the profit centres according to the risk content of the business in question.

In calculating the cost of capital, our assumption for the cost of shareholders' equity – based on a Capital Asset Pricing Model (CAPM) – is that the investor's opportunity costs are 350 basis points above the risk-free interest rate. Value is created in excess of this return. The definition of our targeted minimum return on equity as 750 basis points above "risk-free" thus already contains a not insignificant target value creation. Interest is calculated on the balancing items for present value at the underlying interest rates, and on debt capital at the actually paid interest for our hybrid capital. Weighted according to the composition of the allocated capital defined above, the weighted cost of capital applicable to all profit centres is calculated from these interest rates. We allocate equity sparingly and make efficient use of hybrid capital as well as other equity substitutes; our weighted cost of capital is consequently the lowest in the industry (6.6% in 2006).

Intrinsic Value Creation and excess return on capital allocated

Figures in EUR million	2006		2005		2004		2003	
	IVC	xRoCA	IVC	xRoCA	IVC	xRoCA	IVC	xRoCA
Non-life reinsurance	242	4.4%	(101)	(1.9%)	122	2.6%	239	5.9%
Life and health reinsurance [1]	175	40.1%	149	35.7%	45	13.3%	29	10.2%
Consolidation	(11)	–	(13)	–	–	–	–	–
Group	406	6.8%	35	0.6%	167	3.4%	268	6.2%

[1] In 2003 and 2004 the present value components are based on the value of in-force business, from 2005 to 2007 they are based on the European Embedded Value (EEV).

Since comparison of absolute amounts is not always meaningful, we have introduced the xRoCA (excess return on capital allocated) in addition to the IVC. This describes the IVC in relation to the allocated capital and shows us the relative excess return generated above and beyond the weighted cost of capital.

Once they have been calculated we communicate the IVC and xRoCA for the reporting year in various media, including on our website.

Value drivers

Value management is not limited to the specification and determination of a value-based ratio, but also encompasses the definition of so-called value drivers. These describe action fields through which the Intrinsic Value Creation can be influenced.

When seeking to identify these value drivers, it is first necessary to break the IVC down into individual decision fields. Even in the case of performance measurements, e.g. in connection with Management by Objectives, this approach makes it possible to take as a basis only those IVC components whose value drivers the manager in question can influence. Thus, for example, an underwriter at Hannover Home Office will only be accountable for the "Underwriting" decision field, whereas the manager of a subsidiary will also bear responsibility for all other decision fields.

With regard to the operational units the IVC consists of six levels; its degree of detail varies according to external and internal units as well as in non-life and life/health reinsurance:

1. IVC from gross underwriting (current business)
2. IVC from gross run-off (underwriting of previous years)
3. IVC from retrocession
4. IVC from investments
5. IVC from service center activities
6. IVC from excess capital

The IVC for the Group should be defined as close to the annual financial statements as possible so that it can also be used for external reporting. On the other hand, the IVC calculation of the operational units is geared to the explicit identification of value drivers that require a more detailed breakdown of the IVC.

Human resources

Our staff

At Hannover Re personnel management is considered a key factor in the successful execution of strategy. Our Group's human resources strategy therefore concentrated on three goals in the year under review: the order of the day was to strengthen the satisfaction and affinity of the workforce, boost the company's appeal as an employer and enhance our personnel processes. In the year under review our staff were surveyed for the fourth time on their attitude towards their company: the finding was that, overall, they indicated again a high level of satisfaction with their employment situation. Our company enjoys a good reputation – not only among clients, but also among young people at universities and schools. At graduate recruitment fairs we always receive better-than-average ratings. What is more, with the aid of our holistic management system Performance Excellence we demonstrated the exceptionally successful execution of our Group's human resources strategy in an externally conducted assessment (IQNet Business Excellence Class).

Number of employees in our worldwide offices

	2007			2006
Land	Total	Male	Female	Total
Germany	907	436	471	877
United States	323	143	180	568
South Africa	149	69	80	140
United Kingdom	104	56	48	91
Sweden	79	31	48	78
Australia	52	24	28	50
France	42	21	21	38
Ireland	32	13	19	34
Malaysia	30	13	17	31
Bermuda	24	18	6	19
China	23	11	12	18
Columbia	12	5	7	–
Italy	11	4	7	12
Bahrain	9	6	3	4
Japan	7	5	2	7
Spain	6	1	5	6
Canada	5	2	3	5
Taiwan	5	2	3	4
Mexico	4	2	2	19
Korea	1	1	–	1
Total	1,825	863	962	2,002

Key personnel data

The Hannover Re Group employed 1,825 (2,002) staff as at 31 December 2007. The turnover ratio at Home Office in Hannover of 4.4% (3.7%) – measured in relation to the average workforce of 905 – was slightly higher than in the previous year, albeit still comfortably below the industry average. The rate of absenteeism was on a par with the record low of 2.5% recorded in 2006.

Although the state of the labour market shifted appreciably in the year under review in favour of those seeking employment – politicians and the media are already talking about another lack of skilled workers –, the turnover and absenteeism figures are still well below the industry average. With 3,600 applications, the ratio of candidates to employees was roughly four to one in 2007.

Staff turnover and absenteeism (Hannover Home Office)


in %
5
4
3
2
1
0
2.6
2.7
2.3
2.8
3.2
2.7
3.7
2.5
4.4
2.5
2003
2004
2005
2006
2007
turnover
absenteeism

Demographic change – a challenge?

More than half of our workforce can draw on a rich store of professional expertise based on their age. With an average length of service of nine years and an average age of 40, they have comprehensive experience at their fingertips.

Length of service (Hannover Home Office)


in %
45
40
35
30
25
20
15
10
5
0
33.0
27.7
13.3
14.4
6.2
5.4
<5 years
5–9 years
10–14 years
15–19 years
20–24 years
≥25 years

Demographic change and its potential implications for the business world were often the subject of public debate over the past two years – and were particularly widely discussed in companies' personnel departments. For our part, we too have begun to take a close look at this issue. An analysis of our company's age structure revealed that Hannover Re – in common with many other enterprises – does not have a balanced age structure: the majority of our company's staff are aged between 30 and 40. While this does not mean that we shall have an age-related problem filling jobs in the coming years, we will, however, constantly have to keep a close eye on the different situations in the departments and hierarchical levels so as to be able to respond quickly to developments.

+++ Effects of demographic change necessitate precise monitoring +++

Demographic change encompasses a very broad range of issues. In many of these areas Hannover Re is already superbly positioned, including for example the organisation of working time (flexible working-time/part-time models and telecommuting options), aspects of wellness promotion (company sports), work/life balance considerations and in terms of an extensive internal training programme.

In the current year we shall analyse to what extent there is a need for action with respect to the themes of cooperation and leadership, further training and professional development as well as the preservation of our employees' physical and mental well-being. We shall then enhance or adjust the existing tools. A further constant challenge in this connection – particularly for a service provider such as ourselves – is safeguarding and passing on the expertise already existing within our organisation.

Age structure (Hannover Home Office)


in %
45
40
35
30
25
20
15
10
5
0
0.1
11.4
41.6
30.5
15.2
1.2
<20 years
20–29 years
30–39 years
40–49 years
50–59 years
≥60 years

Career and family

In its human resources policy Hannover Re attaches considerable importance to promoting the compatibility of its employees' professional and private lives. Our various part-time working models, which are used by more than 18% of our workforce, already offer a high degree of flexibility to promote the harmonisation of family and career. In the year under review 113 staff – i. e. 12.5% of our workforce at Hannover Home Office – were telecommuting some of the time from home. 743 staff were in full-time employment in the year under review, 164 were employed part-time. This flexibility was again assessed exceptionally positively in the latest personnel survey. Working together with dedicated members of staff, we are developing further models so as to harmonise still better company needs and private concerns.

Employee responsibility

By means of company-wide guidelines – including for example our business principles – which we update regularly and adjust in line with changing socio-political requirements, we have defined standards that are valid for all employees worldwide. All members of staff undertake to conduct themselves vis-à-vis their colleagues and clients in a manner that is honest, fair and law-abiding. These and other principles are intended to help our staff successfully cope with the often complex ethical and legal challenges facing them in their daily tasks.

Personnel development

Today, as in the past, personnel development is one of the cornerstones of our human resources management. Over the past three years an average of 4.1% of the workforce took part in a personnel development workshop; the total time invested in further and advanced training amounted to six days per employee per year. In 2008 we shall move forward with the closer interlinking of our individual personnel development tools such as the appraisal interview, personnel development workshop and management feedback.

Culture of achievement and compensation

At our company, there is a direct correlation between the achievement of objectives and compensation: in recent years we have consistently expanded the share of remuneration attributable to variable salary components. In the case of senior executives the variable salary components are controlled through the agreement of individual objectives, achievement of which is verified. In 2004 we implemented a compensation system linked to the company's performance, the Group Performance Bonus, for employees on or above the level of manager.

Participation of staff in the Group Performance Bonus (Hannover Home Office)

2007	Number
Senior executives	67
Managerial levels up to the rank of Chief	350
Total participants	417
Proportion of the total workforce	46.0%

Expansion of our range of training opportunities

Training is good – more training is better. Guided by this maxim, we have enabled many graduates to embark on a professional career in recent years. Cementing the affinity of qualified young people at an early stage is an important element of our corporate philosophy. After a protracted demand-driven market we now anticipate a shift towards a supply market. We have responded accordingly: in future, we shall not only offer training as a certified insurance practitioner but will also assist our staff in obtaining a Bachelor of Science degree in business informatics or indeed in qualifying as a chef in our internal facilities management unit.

Employee survey

Does the company recognise my individual performance? Am I proud to tell others that I work here? Do the staff care about one another's well-being? How better to obtain answers to these questions than through an independently conducted survey? In the year under review we commissioned this employee survey for the fourth time – on a rotating basis either as part of the competition "Germany's Best Employer" or in the form of a company-specific employee survey.

+++ Employee survey confirms high level of motivation +++

In 2007 the survey was again addressed to the entire workforce: three quarters of all our staff took this opportunity to give us their feedback. It was gratifying to hear from 90% of the participants that they consider our company a good employer. 85% enjoy coming to work. That 77% of them are highly or exceptionally highly motivated bears out the dedication of our staff to their work.

General Act on Equal Treatment (AGG)

Since August 2006 the General Act on Equal Treatment (AGG) has been in force. The German federal government thereby implemented European Union guidelines on equal treatment in national law. As a globally operating organisation the concerns of the AGG are nothing new for us. Diversity has long been part of our corporate culture, and the avoidance of discrimination is already enshrined in our business principles. Employees from 25 nations working at our Hannover Home Office are the guarantors that diversity is an integral part of lived daily experience at our company.

Word of thanks to our staff

We would like to thank our employees for their initiative, dedication and performance. Our staff identified with the company's defined objectives and pursued them purposefully at all times. We would also like to express our appreciation to the representatives of staff and senior management for their critical yet always constructive cooperation.

Sustainability report

Hannover Re's overriding strategic objective is to be one of the three most profitable reinsurers in the world. In this context we strive to finance growth with self-generated profits and to avoid imbalances that would necessitate contributions by shareholders. We therefore operate on a purely profit-oriented basis and concentrate on attractive segments of reinsurance business. The sustainable value creation of our company is steered and documented using a system of key ratios, and we ground our strategy and our daily actions alike on high ethical and legal standards. We recognise that the public image of the Hannover Re Group is crucially shaped by the manners, actions and conduct of every member of staff.

Profitability in turn enables the company to live up to its social responsibility. Our successful business management establishes the basis for playing a positive role in society, consistently fostering and advancing staff and supporting projects that are in the public interest. The responsible underwriting of risks and diligent risk management are vital preconditions for safeguarding the quality of our business over the long term and for preserving and multiplying the value of our company. Thanks to this orientation towards sustainability, Hannover Re has never had to report a deficit since its establishment in 1966, i.e. it has never lost capital. Our goal is to continue to act with this level of responsibility.

Social commitment

Hannover Re is aware of its role as an employer and contractor in the city of Hannover and the surrounding region. Where possible, we prefer to award contracts locally so as to foster businesses based here. Not only that, we also support events in and around Hannover that are important for our company, including for example in the year under review the "Tag der Retter" organised by Hannover Medical School (MHH) to showcase the work of the emergency rescue services

Yet our company's social commitment is not limited to the Greater Hannover region or indeed Germany. Internationally, too, social responsibility matters greatly to us. A variety of support and development projects are run under the auspices of Hannover Re's individual branch offices and subsidiaries, including for example the "Food for homeless children" project in South Africa or the awarding of grants to needy students combined with vocational training and subsequent employment with the company. Most of these activities involve voluntary unpaid work performed by the staff, who collect donations through their efforts. Similarly, our life reinsurance operations in the United States and Australia participated in a variety of projects for people in need of help.

Research and development

The transfer of knowledge between business and research is indispensable for the reinsurance of catastrophe risks. For some years now we have therefore supported the Geo Research Center in Potsdam, which engages in the systematic investigation and early detection of earthquakes.

Yet we do not attach exclusive importance to our exchange of ideas with this institution – we also set great store by our dialogue with other universities. We assist a number of institutions of higher learning in Germany in a variety of ways – for example the University of Göttingen, where we sponsor a guest professorship in Anglo-American law to promote the internationalisation of legal training.

Environment

In 2007 Hannover Re participated for the first time in the "Ecological Project for Integrated Environmental Technology" (Ecoprofit). The basic idea underlying this project is to combine economic profit with ecological benefit. Through preventive environmental protection – for example thanks to the systematic saving of resources such as water and energy – the goal is to sustainably improve the state of the environment in a particular region and at the same time save costs. As a financial services company our emissions of harmful substances are of course significantly lower than those of a manufacturing plant. We nevertheless aspire to leave the smallest possible footprint on our environment, and we are therefore consistently reducing our use of resources and our emissions.

Hannover Re identified 16 measures from the "Ecoprofit" Hannover catalogue that related primarily to the lighting system for the entire building complex at Hannover Home Office. Ten of these measures could be implemented immediately at minimal cost or through targeted management of the already existing building technology, as a consequence of which CO_2 emissions for 2007 were cut by around 175,000 kg. For its successful implementation of these steps Hannover Re was singled out as an "Ecoprofit" business in December 2007; this is the title awarded by the City and Region of Hannover to companies that save energy through appropriate measures and hence reduce their emissions of polluting carbon dioxide. Implementation of the remaining six measures is scheduled for early 2008.

In order to compensate for the CO_2 pollution caused by business flights we also pay a carbon offset levy for each kilometre flown to an international organisation that puts the funds collected towards climate protection. Inter alia, they are invested in solar, hydroelectric, biomass and energy-saving projects so as to reduce greenhouse gases to an extent comparable with the effect on the climate of the emissions produced by flying. The money is used primarily to finance projects in developing countries.

Support for the arts

Following its premiere back in 1998, the year under review saw the tenth examination concert in Hannover. Every year this concert – organised by E+S Rück in co-operation with Hannover University of Music and Drama – offers three to four "master students" the opportunity to perform with the accompaniment of a large orchestra. With this performance the students are able to complete their final examination and are thereby able to satisfy the requirements for embarking on a career as a soloist. At the same time we consider the examination concert to be the musical highlight of E+S Rück's annual "Hannover Forum" seminar event.

Hannover Re also sets great store by its support for the fine arts: as long ago as 1991, as a way of marking the occasion of Hannover Re's twenty-fifth anniversary, we launched an art foundation that benefits the Sprengel Museum Hannover. The interest earned on the foundation's capital is regularly used to acquire new artworks that we loan to the Sprengel Museum Hannover. By way of specially organised art tours the collection is opened up to interested sections of the broader public.

We also sponsor the Kestnergesellschaft through our involvement in the latter's partner programme. Hannover Re functions as a "kestnerpartner" – which means that we give the society continuous and lasting support in its work.



Swathes of hay in a field in France



Lacking direction?

Quite the contrary – we stay calmly focused on our own tactics on the playing field. We do not allow our opponents to get us out of our rhythm, nor do we manoeuvre ourselves into offside positions with ill-considered decisions.

For years we have systematically practiced professional cycle management and we grow only where the market is at its most attractive. Going forward, as in the past, we thereby intend to live up to the demanding profitability targets that we have set for our company.

Risk report

Overriding goals and organisation of our risk management

As an internationally operating reinsurer we are confronted with a broad diversity of risks that are directly connected with our entrepreneurial activities and which manifest themselves differently in the individual strategic business groups and geographical regions. Our risk management therefore forms an integral component of our value-based enterprise management and hence of all higher-order decision-making processes. Our goal is to optimally utilise opportunities while appropriately controlling and managing the risks associated with our business operations. Risk management is accorded a high status in Hannover Re's strategy. It is a matter of existential importance to us that the core elements of our risk management are optimally harmonised and closely interlinked with one another. Only in this way can we make a holistic assessment not just of the risks on the asset and liabilities side of our balance sheet, but also of the opportunities.

Central elements of the risk management system

Controlling elements	Key risk management tasks
Supervisory Board	• Advising and monitoring the Executive Board in its management of the company, inter alia with respect to risk management
Executive Board	• Overall responsibility for risk management • Definition of the risk strategy • Responsible for the proper functioning of risk management
Risk Committee[1]	• Monitoring and coordinating body with respect to operational risk management • Decision-making power is within the bounds of the risk strategy defined by the Executive Board
Group Risk Management[2]	• Risk monitoring function • Methodological competence, inter alia for – development of processes/methods for risk assessment, management and analysis, – risk limitation and reporting, – risk monitoring and determination of the required risk capital across the Group.
Business units[3]	• Primary risk responsibility, inter alia responsible for risk identification and assessment on the departmental level. The task is performed on the basis of the guidelines for the independent risk monitoring function.
Line-independent monitoring	• Group-wide review of all functional areas of Hannover Re by Internal Auditing

[1] *Members: Chairman of the Executive Board, Chief Financial Officer, member of the Board responsible for life/health reinsurance, member of the Board responsible for coordinating non-life reinsurance, Central Divisional Manager Controlling and Chief Risk Officer.*
[2] *Led by: Chief Risk Officer, functions: aggregate control, natural catastrophe modelling, actuarial claims analysis, dynamic financial analysis (DFA), handling of operational risks and risk reporting.*
[3] *Treaty departments and service units within the non-life and life/health reinsurance business groups and in the investments sector.*

The following seven factors are hallmarks of our risk management system:

- central coordination by Group Risk Management and local risk responsibility in the various areas
- documentation of the essential components of the system in compulsory rules
- systematic and thorough recording of all conceivable risks that could jeopardise the company's net income or survival from the current perspective
- standard and ad hoc reports appropriate to the various risks
- quarterly meetings of the Risk Committee

- use of efficient steering and controlling systems, e.g. DFA risk budgets
- feedback-control-based review of the efficiency of the systems and adjustment as necessary in line with the prevailing business environment and/or changed risk situation.

In the year under review the US rating agency Standard & Poor's assessed our risk management as "Strong", the second-highest rating. This opinion reflects the quality of our approach to risk management, also in comparison with the broader market environment.

Management of risks across the Group

We have developed an internal risk model in order to quantify the risks to which Hannover Re is exposed. It encompasses statistical models both for individual risks (e.g. capital market risks such as interest rate changes or underwriting risks such as exposure to natural disasters) and for the aggregation of such individual risks. This enables us to measure our exposure not only in relation to individual risks but also in relation to the overall risk and to limit the exposure on the basis of our risk tolerance. Our overarching risk/return management is geared to probability distributions for our Group's key balance sheet variables and performance indicators (including the operating profit (EBIT) and shareholders' equity) that are determined by the internal risk model. Our internal model is oriented towards standard market practice and is subject to constant refinement. The importance of the internal model – an indispensable element for our company in the calculation of the necessary equity resources – will continue to rise in view of the future requirements of the first pillar of Solvency II.

Global risks

Global risks are beyond our direct sphere of influence and we therefore concentrate our risk management activities on early detection. These risks may derive inter alia from changes in the legal (including the regulatory and tax) framework, social and demographic changes, developments in the insurance industry as well as environmental and climate factors. We counter these potential risks by taking a number of steps, including constant monitoring of claims trends as well as analyses of claims and catastrophe losses. We adjust our underwriting policy accordingly, as necessary by means of appropriate contractual exclusions or through material and geographical diversification of the portfolio. Furthermore, we track developments in relevant legal areas (e. g. US liability law) and in regulatory/statutory requirements as well as changes in accounting standards (e. g. IFRS).

Strategic risks

Our overriding strategic objective is to generate value-oriented growth as an optimally diversified and economically independent reinsurance group of average profitability. All other goals are derived from and subordinate to this overriding objective. Strategic risks may derive from an imbalance between the defined corporate strategy and the continually changing general economic conditions. Such an imbalance might be caused, for example, by incorrect strategic policy decisions – or by a failure to consistently implement the defined strategies. We therefore regularly review our strategy and systematically adjust our structures and processes as and when required. Our holistic management system of "Performance Excellence" ensures that our strategy is constantly reviewed and consistently translated into practice. We continuously and systematically improve our performance under all

Excellence criteria and subject them not only to internal but also external assessment. In this regard "Policy and Strategy" is an independent assessment criterion. Every three years the assumptions underlying our corporate strategy are systematically re-examined, most recently in 2005. This structured process is a core element of our integrated opportunity management.

Technical risks

Risks on the underwriting side can be subdivided into risks of random fluctuation, risks of error and risks of change. A significant technical risk is the risk of under-reserving. In *non-life reinsurance* we calculate our loss reserves on an actuarial basis. The point of departure here is always the information provided by our cedants, where necessary supplemented by additional reserves that may seem appropriate on the basis of our own loss estimations. Furthermore, we constitute an IBNR (incurred but not reported) reserve for losses that have already occurred but have not yet been reported to us. Our own actuarial calculations regarding the adequacy of the reserves are subject to annual quality assurance reviews conducted by external actuaries and auditors.

+++ Retrocession as a risk limitation tool +++

A key tool for risk limitation is retrocession; the business that we accept is not always fully retained, but instead portions are retroceded as necessary. Our retrocessions conserve our capital, stabilise and optimise our results and enable us to derive maximum benefit from a "hard" market (e.g. following a catastrophe loss event). Alongside traditional retrocession we also transfer risks to the capital market. In 1994 Hannover Re pioneered the securitisation of natural catastrophe risks with its "Kover" transaction, followed by further such transactions in subsequent years ("K2" to "K5"). Overall, these tools support diversification within the total portfolio and promote risk reduction. The default risk on reinsurance recoverables has a bearing on our retrocessions. It is for this reason that the credit status of our retrocessionaires is a criterion of paramount importance in the selection process. As a further risk reduction measure, some of our reinsurance recoverables are secured by cash or securities deposits or by letters of credit.

In order to assess the risks posed by natural hazards the Hannover Re Group uses licensed scientific simulation models. We also employ our own scientists to evaluate and control the quality of the models. Within various segments we additionally determine extra safety loadings that are added to the output of the simulation models in order to adjust our calculation base to adequately reflect the risks. In addition, the Hannover Re Group's natural hazards experts constantly monitor the findings of all available scientific research with an eye to possible changes in the risk situation. The simulation models and the know-how of our specialists in geosciences and natural sciences form the basis for the risk management of our natural hazards exposure. We continually review the utilisation of our maximum permissible exposure limits, the allocation of equity according to profitability criteria and the active management of our own reinsurance requirements.

Within the scope of accumulation control – i.e. monitoring of the exposure of Hannover Re's portfolio – the full Executive Board defines the willingness to assume natural hazards risks once a year on the basis of the company's overall risk strategy. In order to manage the portfolio with this consideration in mind, maximum underwriting limits ("capacities") are stipulated for various extreme loss scenarios and return periods / probabilities in light of profitability criteria.

Adherence to these limits is constantly monitored by the "Aggregate Control" section of Group Risk Management and the Risk Committee. For this purpose, we establish the portfolio risk for the scenario in question (e.g. hurricanes in the US, windstorms in Europe, earthquakes in the US) in the form of probability distributions on a gross basis, i.e. our natural hazards experts calculate specific occurrence probabilities of the expected loss with the aid of our simulation models for natural hazards. As a final step, this data based on individual scenarios is then collated for the portfolio as a whole, which is considered both on a gross basis and for net account after application of the existing retrocession structure.

The data described here also forms an integral component of our regular reporting to the Executive Board and the Risk Committee. The tools used for accumulation control are supplemented by the progressive inclusion of realistic extreme loss scenarios. The tasks, responsibilities and processes within our overall system of natural hazards accumulation control are set out in guidelines drawn up specially for this purpose.

+++ Effects of the subprime crisis minimal +++

The effects of the crisis in the US real estate and credit markets were minimal in relation to our technical account; our portfolio does not contain any underwriting risks from mortgage protection policies that originate from the subprime crisis. In US directors' and officers' and professional indemnity business we anticipate only a minimal strain in light of the consistent reduction in our market share.

In *life and health reinsurance* biometric risks are of special importance to our company. This term refers to all risks directly connected with the life of an insured person, such as miscalculation of mortality, life expectancy and the probability of disability. Since we also prefinance our cedants' new business acquisition costs, lapse and credit risks are of significance too.

We reduce these potential risks with a broad range of risk management measures. For example, the reserves in life and health reinsurance are calculated in accordance with actuarial principles using secure biometric actuarial bases and with the aid of portfolio information provided by our clients. Through our own quality assurance we ensure that the reserves established by ceding companies in accordance with local accounting principles satisfy all requirements with respect to the calculation methods used and assumptions made (e.g. use of mortality and disability tables, assumptions regarding the lapse rate etc.). New business is written in all regions in compliance with internationally applicable Global Underwriting Guidelines, which set out detailed rules governing the type, quality, level and origin of risks. These global guidelines are revised every two years and approved by the full Executive Board. They are supplemented by country-specific "Special Underwriting Guidelines" that cater to the special features of individual markets. In this context the quality standards set for the portfolio reduce the potential credit risk stemming from an inability to pay or deterioration in the credit status of cedants. Regular audits verify compliance with these guidelines. We review the risk feasibility of new business activities and of the assumed international portfolio on the basis of a series of regularly performed, holistic analyses, inter alia with an eye to the lapse risk.

Quality is further assured – especially at the level of the subsidiaries – by the actuarial reports and documentation required by local regulators. A key tool of our value-based management and risk management in the area of life and health reinsurance is the European Embedded Value (EEV). This refers to the present value of future earnings from the worldwide life and health reinsurance portfolio – after appropriate allowance for all risks underlying the covered business.

The interest guarantee risk, which is important in life business in the primary insurance sector, is of only minimal risk relevance to our business owing to the structure of our contracts and the use of conservative assumptions.

Investment risks

The Group net income or loss generated by the Hannover Re Group is fundamentally determined by two components, namely the "underwriting result" and the "investment income". The asset portfolios derive in substantial measure from insurance premiums that must be set aside for future loss payments. The risks in the investment sector encompass, most notably, market, credit and liquidity risks as well as currency exposures.

+++ Matching currency coverage minimises the effects of exchange rate fluctuations +++

We seek to generate stable, plannable and tax-optimised returns while at the same time maintaining the high quality standard of the portfolio. Our goal is to generate an optimal contribution margin while adhering to maximum defined risk limits. We therefore strive to generate at least the risk-free interest rate plus the cost of capital associated with the asset structure. Investments are guided by the requirements of the reinsurance business (e.g. with respect to currencies and maturities). The underwriting portfolio (liability management) is linked and harmonised with the investment portfolio (asset management) under the umbrella of integrated asset/liability management. The mix of our asset portfolio is guided by continuous dynamic financial analysis (DFA) as well as the requirements of liquidity and matching currency coverage. The latter is important because a large portion of our business is written in foreign currencies. Since we systematically adhere to the principle of matching currency coverage, however, these risks are largely neutralised. The implemented management and control mechanisms are wide-ranging and encompass organisational rules – such as the principle of separation of functions with respect to trading, settlement and risk control which is applied through to the level of senior management – as well as regular reviews of limits and portfolio/sensitivity analyses, together with standard and ad hoc reports that are stipulated on this basis, all of which are integrated into the overall process.

The write-downs taken by Hannover Re as a result of the subprime crisis are comparatively modest. They amount to a maximum of around EUR 10 million.

Operational risks

In our understanding, this category encompasses the risk of losses occurring directly or indirectly because of inadequacy or failure of internal procedures, human error or system failure, organisational shortcomings and external events.

In this regard, our internal control system – which embraces all harmonised and interlinked checks, measures and rules – is a vital risk management tool for minimising operational risks. As a mandatory component of all audits, our Internal Audit unit regularly checks the proper functioning of the internal control system. Internal auditing is thus a major element of the line-independent monitoring of risk management. In the year under review, in response to the growing importance of the internal control system, we began to further optimise our existing control system and attune it even more closely to future requirements.

The technological dependency of our core processes on information technology is rapidly increasing, with corresponding implications for the potential risk. It is therefore of fundamental economic importance that we ensure the high availability of applications and integrity of mission-critical data and of our infrastructure. In the year under review, with an eye to preserving the existing high level of security going forward, we began to further optimise our existing plans and safeguards on both the technical and organisational sides (e.g. pandemic contingency plans, crisis communication, back-up computer centre) to deal with the failure of fundamental business processes. The Business Continuity Management (BCM) project launched in the year under review is an indispensable element of the proactive management of operational risks at our company and will serve to further enhance our preventive mechanisms.

Emerging risks

The hallmark of emerging risks is that the content of such risks is not as yet known with any certainty and their implications are difficult to assess. These risks evolve gradually from scarcely perceptible signals to unmistakable tendencies. It is therefore important to detect such signals at an early stage and to systematically identify them, determine their relevance and assess the risk that they pose. On this basis it is possible to decide which steps must be taken, e.g. the implementation of contractual exclusions or the development of new reinsurance products. This situation can currently be observed, for example, in connection with so-called obesity or the advancement of nanotechnology.

Assessment of the risk situation

The above remarks describe the diverse spectrum of potential risks to which we, as an internationally operating reinsurance group, are exposed. These risks can have a not inconsiderable impact on our assets, financial position and net income. Yet it is inappropriate to consider only the risk aspect, since risks always go hand-in-hand with opportunities. With the aid of our effective controlling tools as well as our organisational structure and process organisation, we ensure that we are able to identify risks in a timely manner and maximise our opportunities. Based on our currently available insights arrived at from a holistic analysis of the risk situation, we cannot discern any risks that could jeopardise the continued existence of our company in the short or medium term or have a significant, lasting effect on our assets, financial position or net income.

Further information on our risk management system, and in particular quantitative data on individual risks, is provided in Section 6 of the Notes, "Management of technical and financial risks".

Forecast

Although cyclical risks have increased, the global economy should continue to grow in 2008: at the beginning of the current year, however, events surrounding the mortgage crisis and credit crunch initially helped to fan fears of a recession in the United States and its negative implications for Europe and Asia. The cut in the prime rate made by the Federal Reserve Board – first by 75 and then by a further 50 basis points – proved helpful and initially helped to stop the massive price slumps suffered by international stock markets on 21 January 2008.

Monetary policy in the Eurozone will likely tend more towards an expansionary stance. The European Central Bank will probably leave its base rate unchanged for as long as the dangers on the financial markets have not been averted.

In the United States the signs are that economic growth will slow in 2008, with only a marginal rise in gross domestic product. Similarly, output in other industrial nations will likely grow only at a subdued pace. Despite the clouds hanging over the general economic landscape, however, the vigorous growth in emerging markets – especially China and India – should be sustained.

The cyclical downturn in the United States could also drain appreciable impetus from the economic upturn in Germany. Against the backdrop of a continuing strong euro, export growth will be considerably softer than in the previous year. The high price of oil should also prove a drag on the German economy. Nevertheless, company order books are healthy, and this should help to stabilise the overall business outlook.

Non-life reinsurance

Overall, we were satisfied with the outcome of the treaty renewals as at 1 January 2008 – the date when around two-thirds of our treaties were renegotiated. Despite discernible softening tendencies in the market, the rate reductions were broadly smaller than anticipated. It was particularly gratifying to note that, by and large, the prices and conditions that could be obtained were still commensurate with the risks. At the same time we benefited from lower expenditure on our own protection covers. More pronounced premium decreases in some segments were virtually offset by increases in our market share on the German market and in worldwide credit and surety reinsurance. Net premium in non-life reinsurance is expected to remain stable in original currencies.

+++ 2008/2009 should profit from the favourable business climate of previous years +++

For systemic reasons the effects of incipient market softening are only reflected in our results after a certain time lag, and we therefore expect the operating profit (EBIT) to actually increase. Similarly, 2009 should still profit from the favourable business climate that has prevailed in non-life reinsurance in recent years.

The renewal season once again clearly demonstrated the considerable importance that ceding companies attach to their reinsurer's rating. This is especially true when it comes to the underwriting of casualty business; in order simply to be asked to submit a quotation a very good rating is an indispensable prerequisite here. With its very good ratings ("AA-" from Standard & Poor's and "A" from A.M. Best), Hannover Re is one of the few reinsurers to meet this condition without reservation. Our good financial strength has consequently enabled us to profit disproportionately from attractive business opportunities.

+++ Position cemented as one of the leading reinsurers in the German market +++

We are thoroughly satisfied with the market environment in *Germany*. Our subsidiary E+S Rück enjoyed highly gratifying treaty renewals in its domestic market: property business showed vigorous growth here. We were able to further extend our already large market share thanks to new customer relationships and increased treaty shares under existing accounts, thereby cementing and expanding our position as one of the leading reinsurers in the profitable German market. Due to its significant premium growth Germany constitutes the largest single non-life reinsurance market in the current financial year.

In response to the losses incurred in connection with "Kyrill" in January 2007, stronger demand is emerging for catastrophe covers. We were able to raise rates for the property catastrophe business reinsured with our company. The development of motor liability insurance is also satisfactory; rates here remained stable on a high level under the non-proportional treaties. The premium erosion that had been forecast as recently as the 2007 reinsurance gathering in Baden-Baden – for example in non-proportional liability insurance – largely failed to materialise. Industrial fire insurance saw further premium erosion in 2008 attributable to the moderate major claims experience in 2007. As one of the leading reinsurers in Germany, E+S Rück – our subsidiary that bears responsibility for the German market – will again be a reliable partner for its clients in 2008 and will stand by its profit-oriented underwriting policy of past years.

In the *United Kingdom* we scaled back our casualty business with clients on the London Market in response to softening prices. Renewals in motor insurance, on the other hand, passed off exceptionally satisfactorily. We stepped up our participation in light of rate increases.

Given the absence of major claims in international *marine business* in both 2006 and 2007, rate cuts were seen in this segment; nevertheless, rates were still appreciably higher than the level of 2005, the year notable for the severe hurricanes "Katrina", "Rita" and "Wilma". More marked price declines were booked in Asia as a consequence of fierce competition. In addition to markdowns on rates we expect insurers to further raise their retentions, since reinsurance prices are falling considerably less sharply than insurance prices. In view of declining rates we further reduced our risk in regions with natural catastrophe exposure, such as the Gulf of Mexico, as a result of which premium income contracted by 9% after the renewals on 1 January 2008.

Aviation (re)insurance, for which the London Market is the centre of global business, is experiencing further premium erosion; all in all, then, market conditions are not particularly attractive at present. We only write business that we consider to be profitable. We shall continue to reduce our proportional treaties while further diversifying our non-proportional portfolio.

In *Northern European* countries we expect to see a satisfactory development. Rates will, however, decrease in all lines owing to intense competition.

In the *Netherlands* rates for programmes impacted by winter storm "Kyrill" are holding steady. This is also true of liability and motor business.

In our assessment, *France* offers further attractive business opportunities in builder's risk insurance, and we shall therefore keep an eye on this line over the long term. Rates in motor business were stable during the renewals. In property business, on the other hand, they are likely to fall slightly in both Belgium and France. We anticipate a slight increase in premium income. Effective 1 January 2008 we combined our service company and branch office in Paris so as to leverage synergies and cut costs.

In *Italy* too the treaty renewals were most satisfactory; we were able to significantly enlarge our premium volume here.

+++ Intense competition in Central and Eastern Europe +++

Intense competition still prevails in the countries of *Central and Eastern Europe*. We expect stable prices under direct customer relationships; in broker business, on the other hand, appreciable rate reductions are likely. By and large, however, margins should remain adequate. We are striving to further boost our share of non-proportional business in Russia and the CIS states.

In *North America* it will become more difficult for many of our clients to maintain the combined ratios reported in recent years of less than 90% in some areas as well as returns on equity in excess of 15% while at the same time growing their gross and net premium. The second and third quarters of the year under review were notable for the lowest increase in gross premium in decades.

We do not expect the competitive pressure in property insurance to ease. In the case of business with a less pronounced catastrophe exposure (such as in the Midwest), the possibility cannot be ruled out that even in 2008 a profitable level can no longer be maintained. The casualty insurance market could clearly slide into a soft market phase during the current financial year.

+++ Absence of catastrophe losses in North America prompts rate reductions +++

The absence of catastrophe losses had corresponding implications for rate movements on the reinsurance side. Property and property catastrophe business consequently saw rate reductions. The margin requirements will, however, still be comfortably surpassed, and the price level that is ultimately achieved should still match up to that called for by modelling and rating agencies. Reinsurance conditions in casualty business are still relatively acceptable despite a softening market. Workers' compensation saw appreciable rate reductions, although the business is still attractive overall. Even in directors' and officers' insurance, where continuously decreasing rates are the hallmark of the original market, the reinsurance market proved to be stable with slight improvements. In long-tail casualty business a very good rating continues to be essential, and we therefore enjoy a clear competitive advantage. For 2008 we expect our premium volume in North America to contract.

Especially with an eye to the softening market environment, we shall actively pursue our strategy of diversification in 2008 and 2009. In concrete terms, this means that we are increasingly directing our sales activities at mid-sized and smaller clients. The foundations for this approach have been put in place by business management studies conducted in recent years by our Central Division North America.

In *China* we expect to see a further decline in rates and diminishing profitability, although in other *East Asian countries* too the indicators point to a softening market.

Premium volume from these markets is likely to contract. In Japan – where treaties are for the most part renewed on 1 April – we similarly anticipate softening rates, although they should still be commensurate with the risks. We are continuing to push our profitable, predominantly non-proportional business and expect the premium volume to come in unchanged. In *India, Indonesia* and *Thailand* prices are showing gratifying increases of up to 30%; it should, however, be borne in mind that the previously existing level was not particularly attractive.

+++ Demand growing for Sharia-compliant products +++

The state of the so-called retakaful market is highly positive: in view of strong economic growth and the construction boom in *South Asia* as well as the *Near East*, demand is consistently growing for Sharia-compliant products, especially in property insurance and the engineering lines. A large number of infrastructure-related building projects are funded by Islamic financial institutions, which for their part take out insurance with takaful companies. In our assessment, the retakaful market offers particularly attractive business opportunities. Through our subsidiary in Bahrain we are able to offer our customers tailored, innovative products. Thanks to our good rating we are a preferred partner for our clients. Over the next two years we expect the premium volume to grow appreciably.

In view of the increasing consolidation in *Central America* we anticipate a decline in demand for reinsurance covers. In this region we are striving, in particular, to cultivate our motor portfolio. The parliament in *Brazil* approved the abolition of that country's reinsurance monopoly. However, given that growth in Brazil is disproportionately slow compared to other emerging markets and since we initially expect reinsurance supply to outstrip demand, we assess the current profit outlook as modest. We are currently reviewing whether it would make sense to open a local representative office. It is our expectation that the premium lost in Latin America as a consequence of premium erosion will be largely offset by growth in the agricultural segment.

In light of appreciable competition we anticipate softening market conditions for our business in *South Africa*. Nevertheless, driven by our specialty business we expect the premium volume for the current year to grow.

Australia is likely to deliver premium growth in 2008: on account of several major loss events in the year under review we anticipate modestly rising rates in property business. In the liability sector we shall continue to benefit from our good rating.

+++ Good business prospects in credit and surety insurance +++

We were thoroughly satisfied with the treaty renewals in international *credit and surety insurance* as at 1 January 2008, during which 85% of our portfolio was renegotiated. Although rates and conditions came under moderate pressure on the back of excellent results in the year under review and previous years, we consolidated our market position – even as ceding companies raised their retentions – and selectively enlarged our portfolio. The historically low loss ratios of 2007 will likely normalise in the current financial year on account of rising insolvency figures. Another gratifying result should nevertheless be possible.

Structured products can be expected to develop favourably around the world. In the United States demand should slowly pick up again, not least thanks to improved framework conditions. New solvency standards in the EU (Solvency II) as well as risk-weighted capital requirements in other markets will increase the capital required by some ceding companies in the medium term – and hence also lead to resurgent interest in reinsurance, inter alia with respect to quota share cessions, stop loss covers and portfolio transfers. The significant economic upturn in Asia and Eastern Europe should generate disproportionately strong growth in insurance demand. This, too, will give rise to sharply rising capital requirements, and insurers will respond by increasingly turning to structured products.

Particularly following the sale of Praetorian, our primary insurance and facultative premium volume from so-called specialty business contracted substantially in the year under review. Although original rates are falling and the US dollar is weak, we expect our premium income in facultative reinsurance to hold steady thanks to our diversification. Since Clarendon Insurance Group, Inc. is only managing existing business, we generate new business solely through our subsidiaries Compass Insurance Company Ltd. in South Africa and International Insurance Company of Hannover Ltd. in the United Kingdom. These two companies are expected to record consistent premium growth and satisfactory results.

Although the treaty renewals as at 1 January 2008 clearly showed that the market is tending to soften, we still view the environment in non-life reinsurance as favourable for the current year: in view of our profit-oriented underwriting policy and the very good diversification of our portfolio, and thanks to our excellent rating, we are able to generate attractive business. In non-life reinsurance we continue to focus on profitable niche segments, and our portfolio is therefore expected to develop favourably in the current year. Results in 2008 and 2009 will also be positively affected by unearned premium as well as late premium settlements and possible run-off profits from the hard market conditions of previous years.

Our non-life reinsurance portfolio had been impacted by one catastrophe loss up until the end of February: we anticipate a net strain in the order of EUR 10 million from snowstorms in China.

+++ Total non-life reinsurance portfolio expected to develop favourably +++

We are confident of our ability to boost our result in non-life reinsurance despite rate reductions in the current and coming year. This is subject to the premise that the burden of catastrophe losses and major claims remains within the expected level of around 10% of net premium. The following aspects, in particular, are central to this positive outlook:

- Rates and conditions are still commensurate with the risk, hence enabling us to at least generate our cost of capital;
- We were able to enlarge our market shares in profitable segments, e.g. in German business and the credit and surety lines;
- Reduced share of liability business has a favourable effect on the combined ratio;
- Run-off profits are likely from reserves constituted for US casualty business in the years 2002–2006;
- Thanks to substantially lower retrocession costs, the quality of the net premium remained virtually unchanged for 2008;
- The 2008 calendar year will profit in some areas from the hard market of previous underwriting years.

Life and health reinsurance

We remain very upbeat about the prospects for Hannover Life Re going forward.

The crucial long-term growth factors for international life and annuity insurance continue to apply in principle: the demographic trend in industrialised countries, the retirement of the baby boomer generation and the rapid emergence of a middle class in many developing countries. For internationally operating, well diversified reinsurers such as Hannover Life Re the growth opportunities over the next two years are therefore promising and should outpace the rates of increase in most primary insurance markets.

In the area of block assumption transactions we kicked off the current year in the United States with the largest transaction in the history of Hannover Life Re; it is designed to realise the embedded value of individual life endowment policies and individual life unit-linked products. Another major transaction in this segment related to a block of deferred annuity policies of a leading US insurer.

+++ "Five Pillar Model" is continuously extended and refined +++

Our successful marketing and product concept of "five pillars", which offers our clients a broad range of financing- and risk-oriented solutions and implements them in close cooperation with ceding companies on a tailored basis, remains in force and is continuously extended and refined.

In critical illness business we were one of the key players in the 2007 launch of the new product generation in the United Kingdom, under which policyholders for the first time receive partial benefits in the event of a milder form of illness. It is our assumption that this product variant – which offers the possibility of drawing graduated benefits – will generate considerable interest in other countries too going forward.

Also in the United Kingdom, we intend to expand our business with enhanced annuities and enlarge our client base for these products in the interests of diversification. In addition, we entered into cooperations last year with a number of specialist insurers that assume entire portfolios of occupational retirement provision and cost-efficiently run off both current and future pension obligations. Here too we see considerable potential for the coming years.

Going forward, as in the past, we are looking to promising market opportunities in the US in the areas of block assumption transactions and healthcare coverage for senior citizens. We are continuing to focus on the implementation of system-aided risk decision systems at point of sale, thanks to which the application process for simple life insurance products can be dramatically shortened. The experiences with our pilot clients will open up further growth potential for us this year and next.

In the German market our principal involvement is in the area of senior citizens' products and unit-linked covers, with long-term care annuities likely to enjoy a particularly lively surge in demand. All in all, our premium income is expected to come in slightly higher.

+++ New branches in Asia +++

Especially in Asia, we are stepping up our regional focus: for the first half of the current year we plan to commence operational business at two new branches in Shanghai and Seoul. In India we intend to set up a service company in Mumbai in 2008 so as to be able to derive maximum benefit from the future potential of that country's life market over the long term. The planned strategic cooperation with a highly reputed Indian reinsurer will speed up our market entry on this subcontinent.

Although competition in the international arena has intensified – first and foremost in the Anglo-American markets –, we expect the healthy level of profitability to remain unchanged thanks to Hannover Life Re's special positioning; for the next two years we again anticipate an EBIT margin in the range of 6.5% to 7.5% of net premium earned.

Based on the double-digit premium growth in original currencies anticipated for both the current and coming years, the operating profits (EBIT) are expected to come in comfortably in excess of EUR 200 million; no allowance is made here for non-recurring special effects.

Overall business outlook

Bearing in mind the market conditions described above and our strategic orientation, we are looking forward to a good financial year in 2008: gross and net premium are both expected to grow by about 5% in original currencies. As things currently stand, we expect to generate a return on equity of at least 15%. This is subject to the premise that the burden of catastrophe losses does not significantly exceed the expected level and that there are no unforeseen adverse movements on capital markets. As for the dividend distribution, the company remains committed to a payout ratio in the range of 35% to 40%.

+++ Good prospects for a successful 2008 financial year +++

In non-life reinsurance we are so well placed as a Multi-Specialist that we can continue to operate profitably even as the market progressively softens. In view of the excellent situation in life and health reinsurance and our positioning based on our "Five Pillar Model", we can anticipate sustained double-digit growth and rising profits in this business group.

The expected positive cash flow that we generate ourselves from the technical account and our investments should – subject to stable exchange rates – lead to further growth in our asset portfolio. Despite the very turbulent state of the credit markets so far, we expect to further increase the income from our investments under own management. In the area of fixed-income securities we continue to stress the high quality and diversification of our portfolio. Combined with investments in equities and alternative asset categories, we should be able to generate another stable profit contribution.

We define our long-term goals as follows:

In non-life reinsurance we are guided exclusively by profit rather than growth targets. Our goal here is to increase the operating profit (EBIT) by at least 10% each year.

In life and health reinsurance, on the other hand, we have set ourselves an annual growth target of 12%–15% for both gross premium income and the operating profit (EBIT). Only in this business group are we prepared to contemplate value-enhancing acquisitions.

On the Group level our return-on-equity target is at least 750 basis points above the risk-free interest rate; this currently stands at 11.4%.

Both the earnings per share and the book value per share also constitute central management ratios and performance indicators for our company: our strategic objective is to increase these key figures – together with the operating profit (EBIT) – by double-digit margins every year (Triple 10 target).

CONSOLIDATED BALANCE SHEET
as at 31 December 2007

Figures in EUR thousand		2007	2006
Assets	**Notes**	**31.12.**	**31.12.**
Fixed-income securities – held to maturity	7.1	1,488,816	1,602,057
Fixed-income securities – loans and receivables	7.1	1,537,889	1,163,643
Fixed-income securities – available for sale	7.1	12,477,055	13,062,150
Fixed-income securities – at fair value through profit or loss	7.1	158,740	166,463
Equity securities – available for sale	7.1	2,000,390	1,586,071
Other financial assets – at fair value through profit or loss	7.1	20,385	32,575
Real estate	7.1	16,962	17,979
Investments in associated companies	7.1	170,839	166,646
Other invested assets	7.1	677,957	623,329
Short-term investments	7.1	930,821	721,287
Cash		335,422	351,776
Total investments and cash under own management		19,815,276	19,493,976
Funds held	7.2	8,610,554	8,730,734
Contract deposits		616,134	561,426
Total investments		29,041,964	28,786,136
Reinsurance recoverables on unpaid claims	7.2	2,471,585	3,048,496
Reinsurance recoverables on benefit reserve	7.2	255,076	447,537
Prepaid reinsurance premium	7.2	92,322	339,096
Reinsurance recoverables on other technical reserves	7.2	5,574	7,822
Deferred acquisition costs	7.2	1,807,143	1,980,102
Accounts receivable	7.2	2,525,871	2,609,264
Goodwill	7.4	45,438	152,639
Deferred tax assets	7.5	577,731	844,921
Other assets	7.13	244,278	261,435
Accrued interest and rent		1,425	2,785
Assets classified as held for sale	5.2	-	2,906,123
		37,068,407	41,386,356

Figures in EUR thousand		2007	2006
Liabilities	Notes	31.12.	31.12.
Loss and loss adjustment expense reserve	7.2	16,553,888	17,596,325
Benefit reserve	7.2	6,143,460	6,109,154
Unearned premium reserve	7.2	1,186,382	1,581,034
Other technical provisions	7.2	183,725	200,769
Funds held	7.2	956,912	1,419,444
Contract deposits		3,668,825	3,526,781
Reinsurance payable		1,141,067	1,215,833
Provisions for pensions	7.7	67,101	64,559
Taxes	7.5	202,621	190,580
Provision for deferred taxes	7.5	1,350,679	1,756,897
Other liabilities	7.13	277,037	248,854
Long-term debt and subordinated capital	7.8	1,414,877	1,428,893
Liabilities related to assets classified as held for sale	5.2	-	2,540,847
Total liabilities		33,146,574	37,879,970
Shareholders' equity			
Common shares	7.9	120,597	120,597
Nominal value 120,597 Authorised capital 60,299	7.9		
Additional paid-in capital		724,562	724,562
Common shares and additional paid-in capital		845,159	845,159
Cumulative other comprehensive income			
Unrealised gains and losses on investments		181,395	144,199
Cumulative foreign currency translation adjustment		(213,117)	(71,518)
Other changes in cumulative other comprehensive income	7.10	6,482	(1,526)
Total other comprehensive income		(25,240)	71,155
Retained earnings		2,529,170	1,981,521
Shareholders' equity before minorities		3,349,089	2,897,835
Minority interests		572,744	608,551
Total shareholders' equity		3,921,833	3,506,386
		37,068,407	41,386,356

CONSOLIDATED STATEMENT OF INCOME
for the 2007 financial year

Figures in EUR thousand		2007	2006
	Notes	1.1.–31.12.	1.1.–31.12.
Gross written premium		8,258,901	9,289,323
Ceded written premium		1,036,950	2,199,359
Change in gross unearned premium		298,490	134,713
Change in ceded unearned premium		(227,511)	(132,587)
Net premium earned		7,292,930	7,092,090
Ordinary investment income	7.1	859,020	792,562
Profit/loss from investments in associated companies	7.1	11,028	6,360
Income/expense on funds withheld and contract deposits	7.1	220,108	221,908
Realised gains on investments	7.1	244,046	305,054
Realised losses on investments	7.1	69,735	87,656
Unrealised gains and losses on investments	7.1	(18,771)	19,157
Total depreciation, impairments and appreciation of investments	7.1	71,982	18,971
Other investment expenses	7.1	51,968	49,470
Net investment income		1,121,746	1,188,944
Other technical income	7.14	1,130	3,281
Total revenues		8,415,806	8,284,315
Claims and claims expenses	7.2	5,031,071	4,973,072
Change in benefit reserves	7.2	397,934	192,761
Commission and brokerage, change in deferred acquisition costs	7.2, 7.14	1,759,010	1,940,353
Other acquisition costs	7.2	12,571	15,443
Other technical expenses	7.2, 7.14	20,081	33,988
Administrative expenses	7.14	204,358	194,406
Total technical expenses		7,425,025	7,350,023
Other income and expenses	7.15	(50,784)	(114,358)
Operating profit/loss (EBIT)		939,997	819,934
Interest on hybrid capital	7.8	77,600	77,782
Net income before taxes		862,397	742,152
Taxes	7.5	47,452	225,077
Net income from continuing operations		814,945	517,075
Net income from discontinued operations		35,085	85,694
Net income		850,030	602,769
thereof			
Minority interest in profit and loss		116,372	88,379
Group net income		733,658	514,390
Earnings per share			
Earnings per share in EUR	7.12	6.08	4.27
from continuing operations in EUR		5.79	3.56
from discontinued operations in EUR		0.29	0.71

CONSOLIDATED STATEMENT
of changes in shareholders' equity 2007

Figures in EUR thousand	Common shares	Additional paid-in capital	Other reserves (cumulative other comprehensive income)			Retained earnings	Minority interests	Share-holders' equity
			Currency translation	Unrealised gains/losses	Other			
Balance as at 1.1.2006	120,597	724,562	64,934	225,391	(1,582)	1,467,132	540,505	3,141,539
Capital increases/additions							10,637	10,637
Capital repayments							(502)	(502)
Income and expense directly recognised in equity			(149,322)	(119,080)	74	(1)	(25,829)	(294,158)
Tax effects on income and expense directly recognised in equity			12,870	37,888	(18)		7,559	58,299
Dividends paid							(12,198)	(12,198)
Net income						514,390	88,379	602,769
Balance as at 31.12.2006	120,597	724,562	(71,518)	144,199	(1,526)	1,981,521	608,551	3,506,386
Balance as at 1.1.2007	120,597	724,562	(71,518)	144,199	(1,526)	1,981,521	608,551	3,506,386
Capital repayments							(69)	(69)
Income and expense directly recognised in equity			(147,395)	61,070	11,392	6,946	(119,087)	(187,074)
Tax effects on income and expense directly recognised in equity			5,796	(23,874)	(3,384)			(21,462)
Dividends paid						(192,955)	(33,023)	(225,978)
Net income						733,658	116,372	850,030
Balance as at 31.12.2007	120,597	724,562	(213,117)	181,395	6,482	2,529,170	572,744	3,921,833

CONSOLIDATED CASH FLOW STATEMENT 2007

Figures in EUR thousand	2007	2006
	1.1.–31.12.	1.1.–31.12.
I. Cash flow from operating activities		
Net income	850,030	602,769
Appreciation/depreciation	92,725	133,700
Net realised gains and losses on investments	(174,311)	(217,398)
Net realised gains and losses on discontinued operations	(104,075)	–
Amortisation of investments	(9,043)	246
Changes in funds held	(728,897)	(540,277)
Net changes in contract deposits	155,984	842,039
Changes in prepaid reinsurance premium (net)	(71,536)	(2,140)
Changes in tax assets/provisions for taxes	(141,612)	220,691
Changes in benefit reserve (net)	566,914	91,892
Changes in claims reserves (net)	461,279	176,397
Changes in deferred acquisition costs	83,135	11,424
Changes in other technical provisions	(956)	37,114
Changes in clearing balances	(161,390)	629,512
Changes in other assets and liabilities (net)	93,805	(325,555)
Cash flow from operating activities	912,053	1,660,414
II. Cash flow from investing activities		
Fixed-income securities – held to maturity		
Maturities	86,516	51,655
Purchases	(43,518)	(14,689)
Fixed-income securities – loans and receivables		
Maturities, sales	129,315	16,308
Purchases	(490,617)	(318,400)
Fixed-income securities – available for sale		
Maturities, sales	5,459,925	5,305,872
Purchases	(5,624,716)	(6,624,987)
Fixed-income securities – at fair value through profit or loss		
Maturities, sales	23,602	16,701
Purchases	(25,001)	(55,189)
Equity securities – available for sale		
Sales	1,550,732	1,400,121
Purchases	(1,880,906)	(1,580,582)
Other financial instruments – at fair value through profit or loss		
Sales	20,340	1,209
Purchases	(13,830)	(10,135)

Figures in EUR thousand	2007	2006
	1.1.–31.12.	1.1.–31.12.
Other invested assets		
Sales	93,616	58,454
Purchases	(137,436)	(111,119)
Affiliated companies and participating interests		
Sales	618,267	8,239
Purchases	(136,864)	(12,344)
Real estate		
Sales	1	194,262
Purchases	(166)	(2,910)
Short-term investments		
Changes	(279,507)	(6,151)
Other changes (net)	(28,464)	(24,413)
Cash flow from investing activities	(678,711)	(1,708,098)
III. Cash flow from financing activities		
Contribution from capital measures	2,833	14,699
Dividends paid	(225,978)	(10,486)
Proceeds from long-term debts	-	17,543
Repayment of long-term debts	(10,006)	(59,062)
Cash flow from financing activities	(233,151)	(37,306)
IV. Exchange rate differences on cash	(16,545)	(28,395)
Change in cash and cash equivalents (I.+II.+III.+IV.)	(16,354)	(113,385)
Cash and cash equivalents at the beginning of the period	351,776	465,161
Change in cash and cash equivalents according to cash flow statement	(16,354)	(113,385)
Cash and cash equivalents at the end of the period	335,422	351,776
Income taxes	(181,816)	(70,207)
Interest paid	(163,643)	(144,292)

SEGMENTAL REPORT
as at 31 December 2007

Hannover Re's segmental report is based on IAS 14 "Segment Reporting" and on the principles set out in German Accounting Standard No. 3 "Segment Reporting" (DRS 3) of the German Standards Council, supplemented by the requirements of DRS 3-20 "Segment Reporting of Insurance Enterprises".

The segments are shown after consolidation of internal transactions within the individual segment, but before consolidation across the segments. This is reported separately in the "Consolidation" column.

Segmentation of assets

Figures in EUR thousand	Non-life reinsurance	
	2007	2006
	31.12.	31.12.
Assets		
Held to maturity	1,262,619	1,365,473
Loans and receivables	1,263,764	963,384
Available for sale	11,387,469	11,736,891
At fair value through profit or loss	118,573	129,649
Other invested assets	808,047	748,071
Short-term investments	587,455	564,903
Cash	241,812	269,911
Total investments and cash under own management	15,669,739	15,778,282
Funds held by ceding companies	870,892	1,106,247
Contract deposits	137	84
Total investments	16,540,768	16,884,613
Reinsurance recoverables on unpaid claims	2,371,387	2,935,168
Reinsurance recoverables on benefit reserve	-	-
Prepaid reinsurance premium	86,217	329,505
Reinsurance recoverables on other reserves	3,031	1,536
Deferred acquisition costs	262,176	305,233
Accounts receivable	1,373,824	2,068,526
Other assets in the segment	1,287,379	1,543,208
Assets classified as held for sale	-	2,906,123
Total	21,924,782	26,973,912

Life/health reinsurance		Consolidation		Total	
2007	2006	2007	2006	2007	2006
31.12.	31.12.	31.12.	31.12.	31.12.	31.12.
52,071	63,606	174,126	172,978	1,488,816	1,602,057
116,567	63,302	157,558	136,957	1,537,889	1,163,643
2,496,286	2,259,864	593,690	651,466	14,477,445	14,648,221
35,227	42,907	25,325	26,482	179,125	199,038
57,711	59,883	–	–	865,758	807,954
146,952	153,880	196,414	2,504	930,821	721,287
88,295	79,536	5,315	2,329	335,422	351,776
2,993,109	2,722,978	1,152,428	992,716	19,815,276	19,493,976
7,741,902	7,624,487	(2,240)	–	8,610,554	8,730,734
615,997	561,342	–	–	616,134	561,426
11,351,008	10,908,807	1,150,188	992,716	29,041,964	28,786,136
101,629	113,328	(1,431)	–	2,471,585	3,048,496
255,076	447,537	–	–	255,076	447,537
6,105	9,591	–	–	92,322	339,096
2,543	6,286	–	–	5,574	7,822
1,544,967	1,674,869	–	–	1,807,143	1,980,102
1,152,705	540,738	(658)	–	2,525,871	2,609,264
304,312	211,189	(722,819)	(492,617)	868,872	1,261,780
–	–	–	–	–	2,906,123
14,718,345	13,912,345	425,280	500,099	37,068,407	41,386,356

SEGMENTAL REPORT
as at 31 December 2007

Segmentation of technical and other liabilities

Figures in EUR thousand	Non-life reinsurance	
	2007	2006
	31.12.	31.12.
Liabilities		
Loss and loss adjustment expense reserve	15,114,553	16,268,479
Benefit reserve	-	-
Unearned premium reserve	1,148,723	1,540,154
Provisions for contingent commissions	146,638	159,699
Funds held under reinsurance contracts	186,802	437,407
Contract deposits	156,829	147,594
Reinsurance payable	427,552	1,012,468
Long-term liabilities	41,583	56,857
Other liabilities in the segment	1,239,046	1,638,633
Liabilities related to assets classified as held for sale	-	2,478,513
Total	18,461,726	23,739,804

	Life/health reinsurance		Consolidation		Total	
	2007	2006	2007	2006	2007	2006
	31.12.	31.12.	31.12.	31.12.	31.12.	31.12.
	1,440,774	1,327,846	(1,439)	–	16,553,888	17,595,325
	6,143,460	6,109,154	–	–	6,143,460	6,109,154
	37,659	40,880	–	–	1,186,382	1,581,034
	37,087	41,070	–	–	183,725	200,769
	772,352	982,037	(2,242)	–	956,912	1,419,444
	3,511,996	3,379,187	–	–	3,668,825	3,526,781
	714,857	204,110	(1,342)	(745)	1,141,067	1,215,833
	–	–	1,373,294	1,372,036	1,414,877	1,428,893
	1,283,393	1,229,294	(625,001)	(607,037)	1,897,438	2,260,890
	–	–	–	62,334	–	2,540,847
	13,941,578	13,313,578	743,270	826,588	33,146,574	37,879,970

SEGMENTAL REPORT
as at 31 December 2007

Segmental statement of income

Figures in EUR thousand	Non-life reinsurance	
	2007	2006
	1.1.–31.12.	1.1.–31.12.
Gross written premium	5,189,508	6,495,697
thereof		
From insurance business with other segments	–	–
From insurance business with external third parties and from discontinued operations	5,189,508	6,495,697
Net premium earned	4,497,597	4,718,721
Net investment income	783,282	831,726
Claims and claims expenses	3,359,951	3,478,264
Change in benefit reserve	–	–
Commission and brokerage, change in deferred acquisition costs and other technical income/expenses	1,016,676	1,162,349
Administrative expenses	147,642	149,148
Other income and expenses	(88,974)	(90,545)
Operating profit/loss (EBIT)	**667,636**	**670,141**
Interest on hybrid capital	–	–
Net income before taxes	**667,636**	**670,141**
Taxes	47,191	201,450
Net income from continuing operations	**620,445**	**468,691**
Net income from discontinued operations	**12,131**	**91,225**
Net income	**632,576**	**559,916**
thereof		
Minority interest in profit or loss	72,104	81,381
Group net income	560,472	478,535

Life/health reinsurance		Consolidation		Total	
2007	2006	2007	2006	2007	2006
1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.
3,082,904	2,793,626	(13,511)	-	8,258,901	9,289,323
13,511	-	(13,511)	-	-	-
3,069,393	2,793,626	-	-	8,258,901	9,289,323
2,795,333	2,373,369	-	-	7,292,930	7,092,090
293,850	313,184	44,614	44,034	1,121,746	1,188,944
1,672,196	1,495,273	(1,076)	(465)	5,031,071	4,973 072
397,934	192,761	-	-	397,934	192.761
780,548	831,723	(6,692)	(7,569)	1,790,532	1,986,503
61,194	49,959	(4,478)	(4,701)	204,358	194,406
53,517	22,684	(15,327)	(46,497)	(50,784)	(114,358)
230,828	139,521	41,533	10,272	939,997	819,934
-	-	77,600	77,782	77,600	77,782
230,828	139,521	(36,067)	(67,510)	862,397	742,152
(2,183)	28,266	2,444	(4,639)	47,452	225,077
233,011	111,255	(38,511)	(62,871)	814,945	517,075
-	-	22,954	(5,531)	35,085	85,694
233,011	111,255	(15,557)	(68,402)	850,030	602,769
44,268	8,620	-	(1,622)	116,372	88,379
188,743	102,635	(15,557)	(66,780)	733,658	514,390

Our secondary segmental reporting covers the continuing operations and is based on the regional origin of the investments and gross written premium.

Total investments[1]

Figures in EUR thousand	2007	2006
	31.12.	31.12.
Germany	6,252,371	6,154,739
United Kingdom	1,187,499	1,068,868
France	1,117,610	1,045,109
Other	3,251,338	2,890,875
Europe	11,808,818	11,159,591
USA	5,909,163	6,342,466
Other	589,295	571,094
North America	6,498,458	6,913,560
Asia	384,628	311,321
Australia	659,006	561,455
Australasia	1,043,634	872,776
Africa	276,441	304,385
Other	187,925	243,664
Total	19,815,276	19,493,976

Gross written premium[1]

Figures in EUR thousand	2007	2006
	1.1.–31.12.	1.1.–31.12.
Gross written premium		
Germany	1,385,552	1,356,733
United Kingdom	1,512,164	1,401,468
France	386,054	434,581
Other	1,131,846	1,188,114
Europe	4,415,616	4,380,896
USA	1,879,555	3,058,830
Other	390,375	389,630
North America	2,269,930	3,448,460
Asia	563,461	550,500
Australia	476,560	403,868
Australasia	1,040,021	954,368
Africa	262,427	273,309
Other	270,907	232,290
Total	8,253,901	9,289,323

[1] *After elimination of internal transactions within the Group across segments*

NOTES
Contents

1. Company information

The parent company Hannover Rückversicherung AG ("Hannover Re") and its subsidiaries (collectively referred to as the "Hannover Re Group") transact all lines of non-life and life/health reinsurance. The Group maintains business relations with more than 5,000 insurance companies in about 150 countries. With gross premium of approximately EUR 8.3 billion, Hannover Re is one of the largest reinsurance groups in the world. The Group's global network consists of more than 100 subsidiaries, affiliates, branches and representative offices in around 20 countries. The Group's German business is conducted by the subsidiary E+S Rück. We employ over 900 staff in Hannover and roughly 1,800 worldwide. The parent company is a joint-stock corporation, the registered office of which is located at Karl-Wiechert-Allee 50, 30625 Hannover, Germany.

Hannover Rückversicherung AG is a subsidiary of Talanx AG, which in turn is wholly owned by HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI).

2. Accounting principles

Hannover Re is obliged to prepare a consolidated financial statement and group management report in accordance with § 290 German Commercial Code (HGB).

Pursuant to EU Regulation (EC) No. 1606/2002, the present consolidated financial statement and group management report of Hannover Re have been drawn up in accordance with the International Financial Reporting Standards (IFRS) that are to be used within the European Union. We have also made allowance for the supplementary regulations applicable pursuant to § 315a Para. 1 German Commercial Code (HGB) and the supplementary provisions of the parent company's Articles of Association as amended on 3 August 2007.

With the aim of focusing on our reinsurance business and following the sale of Praetorian Financial Group, Inc., New York, we have divided our segmental reporting drawn up in accordance with the provisions of IAS 14 "Segment Reporting" into the business groups of non-life reinsurance and life and health reinsurance. Financial reinsurance – as part of the product range of non-life reinsurance – as well as the remaining portion of the specialty insurance business group are now reported together with and in the non-life reinsurance business group. The figures for the previous period shown for comparative purposes have been adjusted retrospectively.

The consolidated financial statement reflects all IFRS in force as at 31 December 2007 as well as all interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), application of which was mandatory for the 2007 financial year.

Since 2002 the standards adopted by the International Accounting Standards Board (IASB) have been referred to as "International Financial Reporting Standards (IFRS)"; the standards dating from earlier years still bear the name "International Accounting Standards (IAS)". Standards are cited in our Notes accordingly; in cases where the Notes do not make explicit reference to a particular standard, the term IFRS is used.

In addition, the German Accounting Standards (GAS) adopted by the German Accounting Standards Committee (GASC) have been observed insofar as they do not conflict with currently applicable IFRS.

The declaration of conformity required pursuant to § 161 German Stock Corporation Act (AktG) regarding compliance with the German Corporate Governance Code has been submitted and made available to the shareholders.

The annual financial statements included in the consolidated financial statement were for the most part drawn up as at 31 December. Pursuant to IAS 27.27 there is no requirement to compile interim accounts for Group companies with diverging reporting dates because their closing dates are no earlier than three months prior to the closing date for the consolidated financial statement.

The annual financial statements of all companies were initially drawn up in compliance with the provisions of the respective national laws and then transformed to IFRS in accordance with standard Group accounting and measurement rules.

The consolidated financial statement was drawn up in euros (EUR), the amounts shown have been rounded to EUR thousands and – provided this does not detract from transparency – to EUR millions. Figures indicated in brackets refer to the previous year.

The present consolidated financial statement was examined by the Supervisory Board, adopted at the meeting of the Supervisory Board held on 11 March 2008 and hence released for publication.

New accounting principles

As a consequence of the amendment of IAS 1 "Presentation of Financial Statements", disclosures are to be provided in the Notes that enable readers to understand the entity's objectives, policies and processes for managing capital and expand on the information contained in the statement of changes in shareholders' equity. The amended standard is mandatory for financial years beginning on or after 1 January 2007. We would refer the reader to our remarks on value-based management on pages 53 et seq. of this report as well as to our additional comments in Section 7.9 "Shareholders' equity and minority interests".

IFRS 7 "Financial Instruments: Disclosures", which is mandatory for financial years beginning on or after 1 January 2007, combines the disclosure requirements for financial instruments previously contained in IAS 30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and IAS 32 "Financial Instruments: Disclosure and Presentation". In this connection certain disclosure requirements were modified or extended. First-time adoption of this standard led to extended disclosures on financial instruments as well as on the type and extent of the risks associated with such financial instruments.

IFRIC 8 "Scope of IFRS 2" clarifies the scope of IFRS 2 "Share-based Payment", which is also applicable to transactions where an entity receives goods or services in consideration for share-based payment. IFRIC 8 explains that IFRS 2 applies even if the entity cannot specifically identify some or all of the goods or services received. IFRIC 8 is mandatory for financial years beginning on or after 1 May 2006. The Interpretation had no implications for the consolidated financial statement. For further details we would refer the reader to Section 8.3 "Share-based payment".

In July 2006 the IFRIC published IFRIC 10 "Interim Financial Reporting and Impairment", which addresses the conflict between the requirements governing recognition of impairment losses contained in IAS 36 and IAS 39 and those set out in IAS 34 "Interim Financial Reporting." The interpretation concludes that where an entity has recognised an impairment loss in an interim period for which a reversal is prohibited according to IAS 36 or IAS 39, that impairment should not be reversed in subsequent interim financial statements or in annual or consolidated financial statements – despite the stipulation in IAS 34 that the preparation of interim financial statements may not influence the annual result. IFRIC 10 shall be applied to reporting periods beginning on or after 1 November 2006. The interpretation had no implications for the consolidated financial statement since our current practice already reflects the principles set out therein.

Standards or changes in standards that have not yet entered into force or are not yet applicable

The IASB has issued the following standards, interpretations and amendments to existing standards with possible implications for the consolidated financial statement of Hannover Re, application of which is not yet mandatory for the year under review and which are not being applied early by Hannover Re:

In November 2006 the IASB issued IFRS 8 "Operating Segments", which replaces the previous IAS 14 "Segment Reporting". IFRS 8 requires adoption of the "management approach" for reporting on the economic position of segments. Under this approach, the segmentation and the disclosures for the segments are based on the information used internally by management for evaluating segment performance and deciding on the allocation of resources. IFRS 8 applies to financial years beginning on or after 1 January 2009. Hannover Re is currently investigating the implications of this standard for the consolidated financial statement.

Also in November 2006 the IFRIC published IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions". The interpretation contains guidelines for how to apply IFRS 2 "Share-based Payment" to share-based payment arrangements involving an entity's own equity instruments or rights to equity instruments awarded within the same group. IFRIC 11 is mandatory for financial years beginning on or after 1 March 2007. Hannover Re does not currently expect application of the interpretation to have any influence on the consolidated financial statement.

In January 2008 the IASB published the revised versions of IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements". The new provisions primarily cover the recognition of minority interests, measurement issues in connection with successive acquisition, changes in a participating interest with or without a loss of control and adjustments to acquisition costs depending upon future events and their effects on goodwill. The revised IFRS 3 does not apply to combinations of entities under common control. The amendments are mandatory for financial years beginning on or after 1 July 2009. Hannover Re is currently investigating the implications of these standards for the consolidated financial statement.

3. Accounting policies

3.1 Change in accounting policies

Effective 28 December 2007 guarantees given by Talanx AG were transferred with legal force from Hannover Re to Hannover Reinsurance (Ireland) Ltd. The guarantees relate to a group of reinsurance contracts and provide for cash compensation from the guarantor in the event that the technical balances plus interest paid on certain measurement dates are not covered by the present value of the future earnings from these contracts. The contracts in question are classified as financial instruments with the character of loans and receivables in accordance with IAS 39 and measured at amortised cost (so-called "investment contracts"; please see also the explanatory remarks below on reinsurance contracts in Section 3.2 "Summary of major accounting policies"). In this context, the technical balances as at the balance sheet date represented the amortised cost of the financial instruments. The adjustment was made retroactively as required by IAS 8. This gave rise to a reallocation within the balance sheet of deferred acquisition costs totalling EUR 249.8 million (EUR 248.0 million) to the investment category of loans and receivables as well as a reallocation from the reinsurance underwriting result to ordinary investment income in an amount of EUR 12.5 million (EUR 7.8 million). The figures for the previous year have been adjusted retrospectively for comparative purposes as required by IAS 8. This reclassification, which affected the life and health reinsurance and non-life reinsurance business groups, did not affect the premium, operating profit (EBIT) or net income or the shareholders' equity.

3.2 Summary of major accounting policies

Reinsurance contracts: in March 2004 the IASB published IFRS 4 "Insurance Contracts". The first standard governing the accounting of insurance contracts, it divides the "Insurance Contracts" project into two phases. IFRS 4 represents the outcome of Phase I and serves as a transitional arrangement until the IASB defines the measurement of insurance contracts after completion of Phase II. Underwriting business is to be subdivided into insurance or so-called "investment contracts". Contracts with a significant insurance risk are considered to be insurance contracts, while contracts without significant insurance risk are to be classified as investment contracts. The standard is also applicable to reinsurance contracts. IFRS 4 contains fundamental rules governing specific circumstances, such as the separation of embedded derivatives and unbundling of deposit components. In conformity with these basic rules of IFRS 4 and the IFRS Framework, Hannover Re is availing itself of the option of retaining the previously used accounting policies for underwriting items (US GAAP).

Financial assets: as a basic principle we recognise the purchase and sale of directly held financial assets as at the settlement date.

Financial assets held to maturity are comprised of non-derivative assets that entail fixed or determinable payments on a defined due date and are acquired with the intent and ability to be held until maturity. They are measured at amortised cost. Payment of the corresponding premiums or discounts is spread across the duration of the instruments in the statement of income using the effective interest rate method. Depreciation is taken in the event of permanent impairment.

Loans and receivables are non-derivative financial instruments that entail fixed or determinable payments on a defined due date and are not listed on an active market or sold at short notice. They are carried at amortised cost; premiums or discounts are deducted or added within the statement of income using the effective interest rate method until the amount repayable becomes due. Depreciation is taken only to the extent that repayment of a loan is no longer to be expected.

Financial assets at fair value through profit or loss consist of securities held for trading and those classified as measured at fair value through profit or loss since acquisition. In addition, all derivative financial instruments not acquired for hedging purposes are recognised here. Also reported here are all structured securities that would have needed to have been broken down had they been recognised as available for sale – a breakdown which Hannover Re did not make. Trading securities are carried at their fair value on the balance sheet date. If stock market prices are not available for use as fair values, the carrying values are determined – especially in the case of derivatives – using generally acknowledged measurement methods. All unrealised gains or losses from this valuation are recognised in net investment income. Securities held for trading encompass all fixed-income and variable-yield securities that we acquired for trading purposes and with the aim of generating short-term gains. Realised and unrealised gains or losses on financial assets carried at fair value through profit or loss are recognised directly in the statement of income in the period in which they occur.

Financial assets classified as available for sale are carried at fair value; accrued interest is recognised in this context. We allocate to this category those financial instruments that do not satisfy the criteria for classification as held to maturity, loans and receivables, at fair value through profit or loss, or trading. Unrealised gains and losses arising out of changes in the fair value of securities held as available for sale are recognised – with the exception of currency valuation differences on monetary items – in shareholders' equity after deduction of deferred taxes.

The fair value of fixed-income and variable-yield securities is determined primarily by means of prices fixed on publicly quoting markets or exchanges on the basis of "bid" prices. If such financial assets are not quoted on public markets, the fair value is calculated on the basis of the acknowledged effective interest rate method or estimated using other financial assets with similar credit rating, duration and return characteristics. Under the effective interest rate method the current market interest rate levels in the relevant fixed-interest-rate periods are always taken as a basis. The fair value of equities and equity-like financial assets is also calculated primarily on the basis of prices fixed on publicly quoting markets and exchanges.

Permanent impairments on all fixed-income and variable-yield securities are recognised directly in the statement of income. In addition, IAS 39.61 (rev. 2003) states that in the case of securities with the character of equity a significant or prolonged decrease in fair value below acquisition cost constitutes objective evidence of impairment. Hannover Re considers securities to be impaired under IAS 39 if their fair value falls significantly, i.e. by at least 20%, or for a prolonged period, i.e. at least nine months, below acquisition cost. In accordance with IAS 39.69 the reversal of impairment losses on equities to the statement of income once impairment has been taken is prohibited, as is adjustment of the cost basis. Impairment is tested in each reporting period using the criteria defined by Hannover Re. If a security is considered to be impaired on the basis of these criteria, IAS 39.68 requires that a value adjustment be recognised in the amount of the fair value less historical cost and less prior value adjustments, meaning that depreciation is taken on the fair value as at the closing date – if available, on the publicly quoted stock exchange price.

Netting of financial instruments: financial assets and liabilities were only netted and recognised in the appropriate net amount where expressly permitted in law (reciprocity; similarity and maturity), in other words if the intention is to offset such items on a net basis and this offsetting can be effected simultaneously.

Other invested assets are for the most part recognised at nominal value. Insofar as such financial assets are not listed on public markets (e.g. participating interests in private equity firms), they are carried at the latest available "net asset value" as an approximation of the fair value.

Investments in associated companies are valued at equity on the basis of the proportionate shareholders' equity attributable to the Group. Under IAS 28.23, which requires the application of the equity method based on the investor's share of the results of operations of the investee, the goodwill apportionable to the associated companies must be recognised together with the investments in associated companies. The year-end result of an associated company relating to the Group's share is included in the net investment income and shown separately. As a general rule, the shareholders' equity and year-end result are taken from the associated company's latest available annual financial statement.

Real estate used by third parties (investment property) is valued at cost less scheduled depreciation and impairment. Straight-line depreciation is taken over the expected useful life – at most 50 years. Under the impairment test the market value of real estate for third-party use (recoverable amount) is determined using acknowledged valuation methods and compared with the carrying value; unscheduled depreciation is taken where necessary. Maintenance costs and repairs are expensed. Value-enhancing expenditures are capitalised if they extend the useful life.

Cash is carried at face value.

Funds held are receivables due to reinsurers from their clients in the amount of their contractually withheld cash deposits; they are recognised at acquisition cost (nominal amount). Appropriate allowance is made for credit risks.

Accounts receivable: the accounts receivable under reinsurance business and the other receivables are carried at nominal value; value adjustments are made where necessary on the basis of a case-by-case analysis. We use value adjustment accounts for value adjustments taken on reinsurance accounts receivable, while all other write-downs are booked directly against the underlying position.

Deferred acquisition costs principally consist of commissions and other variable costs directly connected with the acquisition or renewal of existing reinsurance contracts. These acquisition costs are capitalised and amortised over the expected period of the underlying reinsurance contracts. Deferred acquisition costs are regularly tested for impairment.

Reinsurance recoverables on technical reserves: shares of our retrocessionaires in the technical reserves are calculated according to the contractual conditions on the basis of the gross technical reserves. Appropriate allowance is made for credit risks.

Intangible assets: in accordance with IFRS 3 "Business Combinations" scheduled depreciation is not taken on goodwill; instead, unscheduled depreciation is taken where necessary after an annual impairment test. For the purposes of the impairment test, goodwill is to be allocated pursuant to IAS 36 "Impairment of Assets" to so-called "cash generating units" (CGUs). Each CGU to which goodwill is allocated should represent the lowest level on which goodwill is monitored for internal management purposes and may not be larger than a primary or secondary segment. Following allocation of the goodwill it is necessary to determine for each CGU the recoverable amount, defined as the higher of the value in use and the fair value less costs to sell. The recoverable amount is to be compared with the book value of the CGU including goodwill. When the latter exceeds the recoverable amount, an impairment expense is to be recognised. The other intangible assets largely consist of purchased and self-developed software. This is recognised at acquisition cost less scheduled depreciation. The other intangible assets also contain – within the scope of corporate acquisitions – the expected present value of future profits (PVFP) at the time of acquisition of already existing life reinsurance portfolios; amortisation is taken according to the periods of the underlying acquired contracts. Intangible assets are regularly tested for impairment and unscheduled depreciation is taken where necessary.

Deferred tax assets: IAS 12 requires that assets-side deferred taxes be established if assets had to be recognised in a lower amount or liabilities in a higher amount in the consolidated balance sheet than in the tax balance sheet and if these differences will be cancelled out again for tax purposes in the future (so-called temporary differences). Deferred tax assets are also to be recognised on tax loss carry-forwards. Insofar as unrealised losses on securities are carried directly in shareholders' equity (cf. explanatory notes on financial assets held as available for sale), the resulting deferred tax assets are also recognised outside the statement of income. Valuation allowances are made for deferred tax assets as soon as realisation of the receivable no longer appears likely.

Other assets are accounted for at amortised cost. Own-use real estate is measured in the same way as investment property.

Technical reserves: the technical reserves are shown for gross account in the balance sheet, i.e. before deduction of the share attributable to our reinsurers; cf. here the remarks concerning the corresponding assets. The reinsurers' portion is calculated and accounted for on the basis of the individual reinsurance contracts.

Loss and loss adjustment expense reserves are constituted for payment obligations from reinsurance losses that have occurred but have not yet been settled. They are subdivided into reserves for reinsurance losses reported by the balance sheet date and reserves for reinsurance losses that have already been incurred but not yet reported (IBNR) by the balance sheet date. The loss and loss adjustment expense reserves are based on estimates that may diverge from the actual amounts payable. In reinsurance business a considerable period of time may elapse between the occurrence of an insured loss, notification by the insurer and pro-rata payment of the loss by the reinsurer. For this reason the best estimate of the future settlement amount is carried. With the aid of actuarial methods, the estimate makes allowance for past experience and assumptions relating to the future development. With the exception of a few reserves, future payment obligations are not discounted.

Benefit reserves are comprised of the underwriting reserves for guaranteed claims of ceding companies in life and health reinsurance. Benefit reserves are determined using actuarial methods on the basis of the present value of future payments to cedants less the present value of premium still payable by cedants. The calculation includes assumptions relating to mortality, disability, lapse rates and the future interest rate development. The actuarial bases used in this context allow an adequate safety margin for the risks of change, error and random fluctuation. They correspond to those used in the premium calculation and are adjusted if the original safety margins no longer appear to be sufficient.

Unearned premium is premium that has already been collected but is allocated to future risk periods. In reinsurance business flat rates are sometimes used if the data required for calculation pro rata temporis is not available.

Deferred tax liabilities: in accordance with IAS 12 deferred tax liabilities must be accounted for if assets are to be recognised in a higher amount or liabilities in a lower amount in the consolidated balance sheet than in the tax balance sheet and if these differences will be cancelled out again in the future for tax purposes (so-called temporary differences).

Long-term liabilities principally consist of subordinated debts that can only be satisfied after the claims of other creditors in the event of liquidation or bankruptcy. They are measured at amortised cost. Liabilities to holders of minority shares in partnerships arising out of long-term capital commitments are measured at the fair value of the redemption amount as at the balance sheet date.

Shareholders' equity: the items "common shares" and "additional paid-in capital" are comprised of the amounts paid in by the parent company's shareholders on its shares. In addition to the statutory reserves of the parent company and the allocations from net income, the retained earnings consist of reinvested profits generated by the Hannover Re Group companies in previous periods. What is more, in the event of a retrospective change of accounting policies, the adjustment for previous periods is recognised in the opening balance sheet value of the retained earnings and comparable items of the earliest reported period. Unrealised gains and losses from the fair value measurement of financial instruments held as available for sale are carried in cumulative other comprehensive income under unrealised price gains/losses from investments. Translation differences resulting from the currency translation of separate financial statements of foreign subsidiaries are recognised under gains and losses from currency translation.

Minority interests are shares in the equity of affiliated companies not held by companies belonging to the Group. IAS 1 "Presentation of Financial Statements" requires that minority interests be recognised separately within Group shareholders' equity. The minority interest in profit or loss is shown separately as profit appropriation following the net income ("thereof" note). This item refers mainly to minority interests in E+S Rück and its subsidiaries.

3.3 Major discretionary decisions and estimates

In the consolidated financial statement it is to some extent necessary to make estimates and assumptions which affect the assets and liabilities shown in the balance sheet, the information on contingent claims and liabilities as at the balance sheet date and the disclosure of income and expenses during the reporting period. Key facts and circumstances subject to such assumptions and estimates include, for example, the recoverability of contingent reinsurance liabilities, the recoverability of investments in associated companies, the valuation of derivative financial instruments as well as assets and liabilities relating to employee benefits. The actual amounts may diverge from the estimated amounts.

In order to measure the "ultimate liability" the expected ultimate loss ratios are calculated in non-life business with the aid of actuarial methods such as the "chain ladder" method. The development until completion of the run-off is projected on the basis of statistical triangles from the original notifications of ceding companies. In this context it is generally assumed that the future rate of inflation of the loss run-off will be analogous to the average rate of the past inflation contained in the data. The more recent underwriting years in actuarial projections are of course subject to greater uncertainty, although this can be considerably reduced with the aid of a variety of additional information on improvements in the rates and conditions of the business written and on loss trends. The amounts arrived at as the difference between the ultimate losses and the reported losses are set aside as the IBNR reserve for losses that have been incurred but are not yet known or have still to be reported.

By analysing a broad range of observable information it is possible to classify losses as major individual loss events. Measurement of the obligations existing in this connection is carried out using a separate process, which is based largely on contract-specific estimates.

For further details, for example concerning the modelling of natural catastrophe scenarios and the assumptions relating to asbestos and pollution risks, the reader is referred to our comments in Section 6 "Management of technical and financial risks". We would further refer to our explanatory remarks on the technical reserves in Section 3.2 "Summary of major accounting policies" and Section 7.2 "Technical assets and liabilities".

In life and health reinsurance business too the calculation of reserves and assets is crucially dependent on actuarial projections of the covered business. So-called model points are defined according to the type of business covered. The main distinguishing criteria are the age, sex and (non-)smoker status of the insured, tariff, policy period, period of premium payment and amount of insurance. The portfolio development is simulated for each model point, in which regard the key input parameters are either predefined by the tariff (e.g. allowance for costs, amount of premium, actuarial interest rate) or need to be estimated (e.g. mortality or disability rates, lapse rates). These assumptions are heavily dependent on country-specific parameters and on the sales channel, quality of the cedant's underwriting and claims handling, type of reinsurance and other framework conditions of the reinsurance treaty. The superimposition of numerous model points gives rise to a projection, which incorporates inter alia assumptions concerning the portfolio composition and the commencement of covered policies within the year. Such assumptions are estimated at the inception of a reinsurance treaty and subsequently adjusted to the actual projection.

The projections, which cover various model scenarios ("conservative assumptions" versus "best estimate"), constitute the starting point for numerous areas of application encompassing quotation, the determination of carrying values and embedded values as well as contract-specific analyses, e.g. regarding the appropriateness of the recognised reinsurance liabilities ("liability adequacy test"). In this context we would refer the reader to our comments on technical assets and reserves in Section 3.2 "Summary of major accounting policies" and on the "liability adequacy test" in Section 7.2 "Technical assets and liabilities".

In determining the carrying values for certain financial assets it is sometimes necessary to make assumptions in order to calculate fair values. In this regard we would refer the reader to our remarks in Section 3.2 "Summary of major accounting policies" concerning financial assets at fair value through profit or loss and securities held as available for sale. Assumptions concerning the appropriate applicability criteria are necessary when determining the need for impairments on non-monetary financial assets held as available for sale. In this regard we would again refer the reader to our explanatory remarks in Section 3.2 "Summary of major accounting policies".

4. Consolidated companies and consolidation principles

Hannover Rückversicherung AG is the parent company of the Group. The consolidated financial statement includes fourteen (eleven) German and nineteen (eighteen) foreign companies, as well as three (three) foreign subgroups. Three (three) German and three (three) foreign associated companies were consolidated using the equity method.

In conformity with Item 7.1.4 of the recommendations of the German Corporate Governance Code as amended on 14 June 2007, the following table also lists major participations in unconsolidated third companies.

With regard to the major acquisitions and disposals in the year under review please see our remarks in Section 5 "Major acquisitions, new formations and other corporate changes".

The figures for the capital and capital reserves as well as the result for the last financial year are taken from the local financial statements drawn up by the companies.

Companies included in the consolidated financial statement

Name and registered office of the company (Figures in currency units of 1,000)	Participation in %	Capital and reserves		Result for the last financial year	
Affiliated companies resident in Germany					
Hannover Rück Beteiligung Verwaltungs-GmbH, Hannover/Germany [1]	100.0	EUR	2,618,749	EUR	-
Zweite Hannover Rück Beteiligung Verwaltungs-GmbH, Hannover/Germany [1]	100.0	EUR	500,000	EUR	-
HILSP Komplementär GmbH Hannover/Germany [2]	100.0	EUR	25	EUR	-
Hannover Insurance-Linked Securities GmbH & Co. KG, Hannover/Germany [2]	100.0	EUR	-	EUR	-
Hannover America Private Equity Partners II GmbH & Co. KG, Hannover/Germany [3]	95.3	EUR	105,260	EUR	2,987
HAPEP II Holding GmbH, Hannover/Germany [3]	95.3	EUR	47,813	EUR	3,081
GbR Hannover Rückversicherung AG/ E+S Rückversicherung AG Grundstücksgesellschaft, Hannover/Germany [1]	81.9	EUR	60,494	EUR	727
Hannover Re Euro RE Holdings GmbH, Cologne/Germany [3]	81.9	EUR	125	EUR	(37)
Hannover Euro Private Equity Partners III GmbH & Co. KG, Hannover/Germany [3]	67.1	EUR	46,788	EUR	2,589
HEPEP III Holding GmbH, Hannover/Germany [3]	67.1	EUR	9,167	EUR	1,231
E+S Rückversicherung AG, Hannover/Germany [1]	63.8	EUR	600,281	EUR	180,000
Hannover Euro Private Equity Partners IV GmbH & Co. KG, Hannover/Germany [3]	60.2	EUR	39,519	EUR	(1)
Hannover Euro Private Equity Partners II GmbH & Co. KG, Hannover/Germany [3]	57.7	EUR	15,427	EUR	2,023
HEPEP II Holding GmbH, Hannover/Germany [3]	57.7	EUR	9,912	EUR	5,028
Affiliated companies resident abroad					
E+S Reinsurance (Ireland) Ltd., Dublin/Ireland [4]	100.0	EUR	-	EUR	2,855
Hannover Finance (Luxembourg) S.A., Luxembourg/Luxembourg	100.0	EUR	49,677	EUR	(33,267)
Hannover Finance (UK) Limited, Virginia Water/United Kingdom	100.0	GBP	131,129	GBP	(10)
Hannover Life Reassurance Bermuda Ltd., Hamilton/Bermuda	100.0	EUR	120,150	EUR	876
Hannover Life Reassurance Company of America, Orlando/USA	100.0	USD	136,570	USD	30,319
Hannover Life Reassurance (Ireland) Ltd., Dublin/Ireland [1]	100.0	EUR	278,346	EUR	38,686
Hannover Life Reassurance (UK) Ltd., Virginia Water/United Kingdom	100.0	GBP	48,233	GBP	9,595

Name and registered office of the company (Figures in currency units of 1,000)	Participation in %	Capital and reserves		Result for the last financial year	
Hannover Life Re of Australasia Ltd., Sydney/Australia	100.0	AUD	168,515	AUD	28,040
Hannover Re Advanced Solutions Ltd., Dublin/Ireland 4)	100.0	EUR	31	EUR	-
Hannover Re (Bermuda) Ltd., Hamilton/Bermuda 1)	100.0	EUR	968,000	EUR	138,652
Hannover Reinsurance (Dublin) Ltd., Dublin/Ireland 4)	100.0	EUR	-	EUR	7,053
Hannover Reinsurance (Ireland) Ltd., Dublin/Ireland 1)5)6)	100.0	EUR	443,732	EUR	9,188
Hannover ReTakaful B.S.C. (c), Manama/Kingdom of Bahrain 1)	100.0	BHD	20,103	BHD	103
Hannover Services (UK) Ltd., Virginia Water/United Kingdom	100.0	GBP	749	GBP	4
International Insurance Company of Hannover Ltd., Bracknell/United Kingdom	100.0	GBP	96,988	GBP	920
Hannover Finance, Inc., Wilmington/USA 1)5)	100.0	USD	484,733	USD	(140,873)
Hannover Finance, Inc. compiles its own subgroup financial statement in which the following major company is included:					
Clarendon Insurance Group, Inc., Wilmington/USA 1)5)6)	100.0	USD	207,859	USD	(190,009)
Hannover Reinsurance Group Africa (Pty) Ltd., Johannesburg/South Africa 1)	100.0	ZAR	182,048	ZAR	125,191
Hannover Reinsurance Group Africa (Pty) Ltd. compiles its own subgroup financial statement in which the following major companies are included:					
Hannover Life Reassurance Africa Ltd., Johannesburg/South Africa 1)	100.0	ZAR	160,212	ZAR	57,465
Hannover Reinsurance Africa Ltd., Johannesburg/South Africa 1)	100.0	ZAR	558,234	ZAR	114,117
Hannover Re Real Estate Holdings, Inc., Orlando/USA 1)7)	95.1	USD	111,641	USD	5,338
Hannover Re Real Estate Holdings, Inc. holds a subgroup in which the following major company is included:					
5115 Sedge Corporation, Chicago/USA 1)7)	95.1	USD	1,879	USD	190
Penates A, Ltd., Tortola/British Virgin Islands 7)	90.3	USD	145,759	USD	(82)
WRH Offshore High Yield Partners, L.P., Wilmington/USA 7)	89.1	USD	67	USD	464
Kaith Re, Ltd., Hamilton/Bermuda	88.0	USD	291	USD	(443)
Associated companies resident in Germany					
Oval Office Grundstücks GmbH, Hannover/Germany	50.0	EUR	59,209	EUR	1,154
WeHaCo Unternehmensbeteiligungs-AG, Hannover/Germany 8)	32.8	EUR	77,906	EUR	6,293
HANNOVER Finanz GmbH Beteiligungen und Kapitalanlagen, Hannover/Germany 8)	25.0	EUR	77,255	EUR	7,634

Name and registered office of the company (Figures in currency units of 1,000)	Participation in %	Capital and reserves		Result for the last financial year	
Associated companies resident abroad					
ITAS Assicurazioni S.p.A., Trento/Italy 8)	43.7	EUR	56,960	EUR	65
ITAS Vita S.p.A., Trento/Italy 8)	34.9	EUR	63,472	EUR	(556)
WPG CDA IV Liquidation Trust, Grand Cayman/Cayman Islands 9) 10)	27.3	USD	444	USD	(461)
Participations in Germany					
Internationale Schule Hannover Region, Hannover/Germany 11)	11.1	EUR	1,005	EUR	190
Participations abroad					
Mediterranean Re, PLC, Dublin/Ireland 9) 12)	33.3	USD	3,925	USD	20

1) Provisional (unaudited) figures
2) Company was established in 2007 – business operations to commence on 1 January 2008
3) Financial year as at 30 September 2007
4) Inactive company
5) IFRS figures
6) Consolidated figures
7) US GAAP figures
8) Financial year as at 31 December 2006
9) Company is in liquidation
10) Figures as at 31 August 2006
11) Financial year as at 31 July 2006
12) Figures as at 31 December 2005

Capital consolidation

The capital consolidation complies with the requirements of IAS 27 "Consolidated and Separate Financial Statements". Subsidiaries are consolidated as soon as Hannover Re acquires a majority voting interest or de facto controlling influence. The same is true of special purpose entities, the consolidation of which is discussed separately below.

Only subsidiaries of minor importance for the assets, financial position and net income of the Hannover Re Group are exempted from consolidation. For this reason thirteen foreign service companies, the business object of which is primarily the rendering of services for reinsurance companies within the Group, were not consolidated in the year under review.

The capital consolidation is based on the revaluation method. In the context of the "purchase accounting" method the acquisition costs of the parent company are netted with the proportionate shareholders' equity of the subsidiary at the time when it is first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with IFRS 3 "Business Combinations" are to be accounted for separately from goodwill, the difference between the revalued shareholders' equity of the subsidiary and the purchase price is recognised as goodwill. Under IFRS 3 scheduled amortisation is not taken on goodwill. Instead, unscheduled amortisation is taken where necessary on the basis of annual impairment tests. Immaterial and negative goodwill are recognised in the statement of income in the year of their occurrence.

Minority interests in shareholders' equity are reported separately within Group shareholders' equity in accordance with IAS 1 "Presentation of Financial Statements". The minority interest in profit or loss, which forms part of net income and is shown separately after net income as a "thereof" note, amounted to EUR 116.4 million (EUR 88.4 million) as at 31 December 2007.

Minority shares in partnerships are reported under long-term liabilities in accordance with the applicable version of IAS 32.

Companies over which Hannover Re is able to exercise a significant influence ("associated companies") are normally consolidated "at equity" with the proportion of the shareholders' equity attributable to the Group. A significant influence is presumed to exist if a company belonging to the Hannover Re Group directly or indirectly holds at least 20% – but no more than 50% – of the voting rights. Income from investments in associated companies is recognised separately in the consolidated statement of income.

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

Consolidation of special purpose entities

Securitisation of reinsurance risks
The securitisation of reinsurance risks is largely structured through the use of special purpose entities. The existence of a consolidation requirement in respect of such entities is to be examined in accordance with SIC–12 "Consolidation – Special Purpose Entities". In cases where IFRS do not currently contain any specific standards, Hannover Re's analysis – in application of IAS 8.12 – also falls back on the relevant standards of US GAAP.

Since November 2000 Hannover Re had held voting equity interests in the special purpose entity Mediterranean Re PLC for the securitisation of reinsurance risks in France and Monaco. The securitisation ended as per the contractual agreement on 18 November 2005. The bonds issued as security were repaid in full to investors. The additional paid-in capital was repaid to the partners. The special purpose entity was finally wound up in the first quarter of 2008.

Under a transaction designated "K5" Hannover Re uses the capital market to securitise reinsurance risks. The transaction was topped up during the year 2007 to USD 530.0 million and had a volume of EUR 360.2 million (EUR 314.1 million) as at the balance sheet date. The securitisation was placed predominantly with institutional investors in North America, Europe and Japan. The additional capital was provided by both new and existing investors. The portfolio assembled for the securitisation consists of non-proportional reinsurance treaties in the property, catastrophe, aviation and marine lines, including offshore business. Kaith Re Ltd., a special purpose entity domiciled in Bermuda, was used for the transaction. The planned term of the transaction runs until 31 December 2008. In accordance with SIC–12 Kaith Re Ltd. is included in the consolidated financial statement.

In March 2007 Hannover Re placed on the capital market a protection cover on its worldwide natural catastrophe business in an amount of USD 200.0 million with a term of two years. It provides Hannover Re with aggregate excess of loss coverage. The special purpose entity Kepler Re, a separate cell within Kaith Re Ltd., was used for the transaction. The volume as at the balance sheet date totalled EUR 135.9 million. The underlying portfolio consists of the natural catastrophe business retained under the existing "K5" securitisation. The cover attaches upon occurrence of an aggregated 83-year-event for "K5" and is fully utilised upon occurrence of a 250-year accumulation. Within this spread the outside investors in this and the "K5" transaction combined assume 90% of the "K5" losses, while the remaining 10% remain with Hannover Re. Hannover Re does not bear the majority of the economic benefits or risks arising out of this company's activities through any of its business relations with the special purpose entity.

In February 2007 the Hannover Re Group for the first time transferred risks from reinsurance recoverables to the capital market. With this securitisation, which has a term of five years, the default risk associated with reinsurance recoverables is reduced. The portfolio of recoverables underlying the transaction has a nominal value of EUR 1.0 billion and is comprised of exposures to retrocessionaires. The securities serving as collateral are issued through the special purpose entity Merlin CDO I B.V. A payment to Hannover Re is triggered by the insolvency of one or more retrocessionaires as soon as Hannover Re's contractually defined cumulative deductible of EUR 60.0 million over the term of the contract is exceeded. Hannover Re does not derive the majority of the economic benefits or risks arising out of the special purpose entity's activities through any of its business relations.

Investments
Within the scope of asset management activities Hannover Re has participated in numerous special purpose entities since 1988, which for their part transact certain types of equity and debt capital investments. On the basis of our analysis of our relations with these entities we concluded that the Group does not exercise a controlling influence in any of these transactions and a consolidation requirement therefore does not exist.

Hannover Re participates in a number of special purpose entities for the securitisation of catastrophe risks by taking up certain capital market securities known as "disaster bonds" (or "CAT bonds"). Since Hannover Re does not exercise a controlling influence in any of these transactions either there is no consolidation requirement.

In the previous year, with the aim of transferring peak exposures deriving from natural disasters to the capital market, we issued a catastrophe ("CAT") bond that can be traded on a secondary market – the first time we had used such a tool. The CAT bond with a volume of USD 150 million was placed with institutional investors from Europe and North America by Eurus Ltd., a special purpose entity domiciled in the Cayman Islands. Hannover Re does not exercise a controlling influence over the special purpose entity.

5. Major acquisitions, new formations and other corporate changes

5.1 Acquisitions and new formations

On 7 February 2007 we reported on the permanent establishment of a branch of Hannover Re under formation in Shanghai, People's Republic of China, for which we had received a licence in the previous year from the China Insurance Regulatory Commission (CIRC) to transact life reinsurance business. The company formation process was still ongoing at the balance sheet date.

R.E.RE Investors GmbH, Cologne, equal shares of which are held by Hannover Re and E+S Rück, was established on 23 July 2007. The company was included in the consolidated financial statement for the first time in the third quarter. In the fourth quarter of 2007 the company name was amended to Hannover Re Euro RE Holdings GmbH pursuant to the revised memorandum of association. The object of the company is to acquire, hold, manage and sell real estate, property and participating interests in real estate funds in Germany and abroad as well as in funds that participate in real estate, property or real estate funds. The company's financial year begins on 1 October and ends on 30 September of the following calendar year.

Hannover Life Reassurance Bermuda Ltd., based in Hamilton, Bermuda, was established on 10 August 2007. Zweite Hannover Rück Beteiligung Verwaltungs-GmbH holds the shares in the company, which commenced its business operations with effect from 4 October 2007. The object of the company, which was included in the consolidated financial statement for the first time in the fourth quarter of 2007, is the writing of life, health, annuity and personal accident reinsurance business as well as the acceptance of blocks of in-force life reinsurance business.

Effective 23 November 2007 Hannover Re established HILSP Komplementär GmbH, Hannover. The object of the company is participation as a personally liable managing partner in Hannover Insurance-Linked Securities Partners GmbH & Co. KG. The company's financial year begins on 1 October and ends on 30 September of the following calendar year. The company was included in the consolidated financial statement for the first time in the fourth quarter of 2007.

Also effective 23 November 2007 Hannover Re established Hannover Insurance-Linked Securities Partners GmbH & Co. KG. HILSP Komplementär GmbH and Hannover Re – as managing limited partner – are authorised to manage the company's business. The object of the company is to build, hold and manage a portfolio of insurance-linked securities. The financial year of the company, which was included in the consolidated financial statement for the first time in the fourth quarter of 2007, begins on 1 October and ends on 30 September of the following calendar year.

5.2 Disposals and discontinued operations

The company Castellum Holdings Ltd. and its subsidiary Castellum Re Ltd. held by Hannover Re (Bermuda) Ltd., Hamilton, were liquidated effective 21 March 2007.

Effective 8 January 2007 Hannover Re sold its 49% interest in DSP Deutsche Senior Partner AG, Bonn – which was recognised at equity in the consolidated financial statement – at book value to the company's majority shareholder.

A capital reduction of EUR 29.1 million was implemented in the first and fourth quarter 2007 at WRH Offshore High Yield Partners, L.P., Wilmington, 70.0% of which is held by Hannover Re and 30.0% by E+S Rück, through the sale of part of the company's assets and payment of the sales proceeds to the shareholders.

Pursuant to IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", a company component is deemed to be a discontinued operation if it has been sold or is classified as held for sale as at the balance sheet date and represents a separate major line of business, whose activities and cash flows can be clearly distinguished from continuing activities both operationally and for accounting purposes. The assets of discontinued operations classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

In the previous year Hannover Re reached agreement on the sale of its American subgroup Praetorian Financial Group, Inc., New York (PFG), to an Australian insurance group. Effective 31 May 2007 beneficial ownership of the assets and liabilities belonging to the subgroup classified in the previous periods as discontinued operations was transferred. They were therefore no longer recognised as at the balance sheet date. In accordance with the structure of the transaction, the purchase price was finally determined in the fourth quarter of 2007 and amounted to USD 810.9 million. In compliance with IFRS 5 we recognise the profit or loss of PFG in the consolidated statement of income for all presented periods after tax in a separate line.

In order to avoid distorting effects on the profits and losses of the separately disclosed operations, transactions of a long-term nature between the two groups of operations that are continued beyond the disposal date are recognised on an unconsolidated basis.

The profit or loss, assets and liabilities and net cash flows of the discontinued operations are presented in the following tables and broken down into their major components. The reported amounts for the year under review only cover transactions until the deconsolidation date of 31 May 2007.

Major items in the statement of income of discontinued operations

Figures in EUR thousand	2007	2006
Gross written premium	287,114	2,322,541
Ceded written premium	318,152	1,174,499
Net change in gross unearned premium	178,494	(236,500)
Net premium earned	147,456	911,542
Net investment income	20,444	30,331
Net underwriting result	11,430	112,470
Other income and expenses	(7,075)	(4,675)
Operating profit/loss (EBIT)	24,799	138,126
Interest on hybrid capital	2,283	5,051
Net income before taxes	22,516	133,075
Taxes	11,048	47,381
Acquirer's share of current income from discontinued operations	12,833	-
Group share of current income from discontinued operations	11,468	85,694
Income/loss from deconsolidation (after taxes)	23,617	-
Net income	35,085	85,694

As at 31 December 2007 the net income recognised from discontinued operations included a disposal gain of EUR 23.6 million after taxes and less costs to sell. Due to the effect of items which are not tax-deductible, the tax expenditure attributable to this disposal gain amounted to EUR 70.7 million.

Statement of cash flows from discontinued operations

Figures in EUR thousand	2007	2006
Cash flow from operating activities	172,834	190,488
Cash flow from investing activities	(18,125)	(364,778)
Cash flow from financing activities	-	147,182
Change in cash and cash equivalents	154,709	(27,108)

5.3 Further corporate changes

Effective 1 January 2007 Hannover Re completed a reorganisation of some of its Irish group companies with no effect on income within the Group. With the exception of specific reinsurance contracts, the business operations of E+S Reinsurance (Ireland) Ltd. and Hannover Reinsurance (Dublin) Ltd. were transferred by sale to Hannover Reinsurance (Ireland) Ltd. Since that date E+S Reinsurance (Ireland) Ltd. and Hannover Reinsurance (Dublin) Ltd. have been in run-off and are no longer writing new business.

On 11 April 2007 Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV) acquired effective 1 April 2007 the 10% stake held by a minority shareholder, CiV Lebensversicherung AG, Hilden (CiV Leben), in E+S Rück for a purchase price of EUR 135.2 million, thereby increasing its participation in the company to 65.78%. CiV Leben, a subsidiary of Talanx AG, is an affiliated company as defined by IAS 24. This increase in the share held in an already consolidated Group company with no change in control status constitutes a transaction between entities under common control. In accordance with the applicable requirements of IFRS 3 in conjunction with IAS 27 we dispensed with a revaluation of the net assets and recognised the difference between the purchase price of the acquired shares and the pro-rata assets at existing book values in an amount of EUR 6.8 million as goodwill.

Effective 1 July 2007 HRBV sold 2% of its stake in E+S Rück to an outside third party for a price of EUR 27.0 million by way of a share reduction in a consolidated Group company without a change of control status. As part of the transaction the goodwill, on which scheduled amortisation was taken until the 2001 financial year, was reduced by an amount of EUR 1.2 million in light of pro-rata amortisation from previous years. In addition, intercompany profits of EUR 4.8 million were realised. Upon closing of the transaction HRBV now holds 63.78% of the shares in E+S Rück.

Effective 1 October 2007 Hannover Re acquired the 50% stake held by E+S Rück in Hannover Life Re of Australasia Ltd., Sydney, Australia, for a purchase price of EUR 96.8 million; full allowance was made for transaction costs. Hannover Re thus holds all shares in the company. All intercompany profits arising out of this transaction were eliminated.

6. Management of technical and financial risks

6.1 General risk management

Risk spreading through diversification

Risk spreading across lines of business is referred to as diversification. In this way we are able to enhance the efficiency of the allocated capital while at the same time reducing the required equity resources. The diversification effect is determined using our internal risk model. Depending upon the capital required by our business segments and lines and their contribution to diversification, we define the cost of capital to be generated for each business unit.

Diversification effect within the non-life reinsurance business group


In EUR million
1,388
499
200
515
297
1,635
408
146
1,052
6,139
3,594
41.5% Diversification
Effective risk capital required
USA
Germany
Marine
Aviation
Credit/surety, political risks
Property catas-trophe business
Facultative business
Structured products
Other
Non-life reinsurance

Risk capital* required per Multi-Specialist line without diversification effect

* Capital requirement calibrated to the 99.97% quantile as per internal risk model

Diversification effect between business groups


In EUR million
3,594
663
1,710
5,966
3,609
39.5% Diversification
Effective risk capital required
Non-life reinsurance
Life and health reinsurance
Investments
Hannover Re Group

Risk capital* required per business group without diversification effect

* Capital requirement calibrated to the 99.97% quantile as per internal risk model

Scenario analyses

As part of our holistic approach to risk management across all business groups, we take into account all scenarios that we consider to be relevant. In addition, we analyse certain (extreme or stress) scenarios, determine their effect on key balance sheet variables and performance indicators and evaluate them in relation to the planned figures.

Market scenarios

Figures in EUR million	Effect on forecast shareholders' equity	
	2007	2006
Rise in the overall interest rate curve, from 200 basis points for the three-month interest rate to 100 basis points for the 10-year interest rate (with a linear interpolation between the two)	(485.8)	(465)
Parallel upward shift in the overall interest rate curve by 100 basis points	(401.3)	396
Decline of 35% in equities	(584.8)	(411)
European currency crisis (1992)[1]	(262.3)	-
Property crash associated with interest rate rise[1]	(401.3)	-
Stock market crash (2000/2001)[1]	(697.4)	-

[1] *Stress associated with the risk factors for these scenarios as specified by the Swiss Solvency Test*

Stress tests for natural catastrophes after retrocessions

Figures in EUR million	Effect on forecast net income	
	2007	2006
100-year loss California earthquake	(222.9)	(270)
100-year loss European windstorm	(109.8)	(281)
100-year loss US windstorm	(291.5)	(382)
100-year loss Japanese windstorm	(95.1)	-
100-year loss Tokyo earthquake	(243.2)	-

European Embedded Value

A key tool of our value-based management and risk management in the area of life and health reinsurance is the European Embedded Value (EEV). The EEV is a ratio used to evaluate life insurance and reinsurance business. It is comprised of the value of in-force business and the corresponding capital. The value of in-force business is determined as the present value of the future shareholders' earnings from worldwide life and health reinsurance business after appropriate allowance for all risks underlying this business. Since the 2006 financial year the EEV has been calculated on a basis that is consistent with the market. The European Embedded Value (EEV) for 2007 will be published on our website together with the interim financial report on the first quarter of 2008.

Based on the latest available data published on 3 May 2007, the following table shows the EEV and its sensitivity to selected scenarios in comparison with the corresponding figures for the previous year.

Sensitivity analysis of the European Embedded Value (EEV)[1]

	EEV[2]	
Figures in EUR million	2006	2005
EEV (base value)	2,089.5	1,880.9
Discounting +100 basis points	2,043.4	1,807.5
Interest rate curve -100 basis points	2,106.1	1,765.6
Fair value of equities and real estate -10%	2,088.4	1,881.2
Value of local currencies +5%[3]	2,070.4	1,870.5
Costs -10%	2,106.5	1,896.7
Lapse -10%	2,073.6	1,893.6
Mortality -5%	2,316.7	2,047.3

[1] *More extensive information is provided in the EEV reports for 2005 and 2006 published on our website. The presentation is based on the principles for publication of the EEV which were published for the first time in May 2004 and subsequently further expanded in September 2005 by the CFO Forum, an international organisation of Chief Financial Officers from major insurance and reinsurance enterprises*
[2] *Before consolidation, without minority interests*
[3] *For contracts in foreign currencies*

The moderate change in the EEV under the scenarios set out above is in line with our expectation and reflects our portfolio's high degree of diversification.

The consolidated EEV without minority interests amounted to EUR 1,518.3 million (EUR 1,305.9 million) as at 31 December 2006, an increase of 16.3% (8.2%) compared to the corresponding figure for the previous year. The operating embedded value earnings totalled EUR 185.6 million (EUR 112.5 million), while the value of new business stood at EUR 64.2 million (EUR 84.7 million). Leaving aside non-recurring special effects, the development relative to the previous year's figures was in line with our expectations.

Credit risks

Bad debt risks are of relevance to our company because the business that we accept is not always fully retained, but instead portions are retroceded as necessary. Our retrocession partners are therefore carefully selected in light of credit considerations. This is also true of our broker relationships, under which risks may occur inter alia through the loss of the premium paid by the cedant to the broker or through double payments of claims. The associated risks are therefore minimised with the aid of a number of mechanisms. For example, all broker relationships are reviewed once a year with an eye to criteria such as the existence of professional indemnity insurance, payment performance and proper contract implementation.

The key management ratios of our bad debt risk are as follows:

- 95.8% of our retrocessionaires have an investment grade rating (AAA to BBB), and 92.4% thereof are rated "A" or better.
- Since 2002 we have reduced the level of recoverables by altogether 60.0%.
- 30.9% of our recoverables from reinsurance business are secured by deposits or letters of credit. What is more, for the majority of our retrocessionaires we also function as reinsurer, meaning that in principle recoverables can potentially be set off against our own liabilities.
- In terms of the Hannover Re Group's major companies, EUR 238.4 million (9.4%) of our accounts receivable from reinsurance business in an amount of EUR 2,525.9 million were older than 90 days as at the balance sheet date.
- The average default rate over the past three years was 0.4%.

Retrocession, that is to say the passing on of portions of our assumed risks, gives rise to claims that we hold against our retrocessionaires. These reinsurance recoverables – i. e. the reinsurance recoverables on unpaid claims – amounted to EUR 2,471.6 million (EUR 3,048.5 million) as at the balance sheet date.

The following chart shows the development of reinsurance recoverables on unpaid claims:

Reinsurance recoverables as at the balance sheet date


Figures in EUR million
7,500
6,000
4,500
3,000
1,500
0
-16.7% p.a.
6,180
4,397
4,163
4,739
3,048
2,472
2002
2003
2004
2005
2006
2007
Secured
AAA
AA
A
≤ BBB, NR

* Figures for 2003–2005 before new segmentation

The chart shows that around one-third of our reinsurance recoverables are secured both at the balance sheet date and consistently over time and also provides insight into the ratings of our retrocessionaires.

In the year under review we succeeded in significantly reducing the remaining credit risks through the first-ever securitisation of bad debt risks from reinsurance recoverables on the capital market. Under the innovative transaction – dubbed "Merlin" – the default risks on a portfolio of receivables amounting to EUR 1,000.0 million were transferred to the capital markets using a CDO structure. We would refer the reader to our explanatory remarks on securitisation transactions in Section 4 "Consolidated companies and consolidation principles".

The retention, i.e. the portion of assumed risks that we do not retrocede, developed as follows in recent years:

Retention as a percentage of gross written premium

in %	2007	2006	2005[1]	2004[1]	2003[1]
Hannover Re Group	87.4	76.3	79.2	77.6	71.9
Non-life reinsurance	85.3	72.4	85.9	83.0	72.2
Life and health reinsurance	90.8	85.4	92.8	90.2	85.1

[1] Figures for 2003–2005 before new segmentation

The ratios shown below constitute further key tools for the monitoring and management of the credit risks associated with our entire business operations.

Key ratios

	2007	2006	2005	2004	2003
Solvency margin[1]	72.6%	68.8%	61.1%	55.1%	45.1%
Debt leverage[2]	35.0%	39.1%	45.8%	36.5%	27.1%
Interest coverage[3]	12.1x	10.5x	1.2x	8.0x	13.4x
Reserves/premium[4]	291.3%	305.2%	304.8%	274.0%	242.3%
Combined ratio (non-life reinsurance)[5]	99.7%	100.8%	112.8%	97.2%	95.0%

[1] *(Shareholders' equity + minority interests + hybrid capital)/net written premium*
[2] *Hybrid capital/(shareholders' equity + minority interests)*
[3] *EBIT/interest on hybrid capital*
[4] *Net reserves/net premium earned (Group)*
[5] *Figures from 2006 onwards in accordance with new segmentation*

Our remarks on technical and other assets which are unadjusted but considered overdue as at the balance sheet date as well as on significant unscheduled depreciation taken in the year under review constitute further information with a bearing on credit risks. In this context the reader is referred to Section 7.2 "Technical assets and liabilities" and Section 7.13 "Other assets and liabilities".

6.2 Technical risks

The underreserving of claims constitutes a significant technical risk. The loss reserves in non-life reinsurance are determined using actuarial methods, primarily based on information provided by our cedants. Additional reserves are established where necessary on the basis of our own loss assessments. Reserves are set aside for claims that have occurred and been reported to the insurer, but in respect of which the amount is not yet known and which therefore cannot yet be paid. There are also claims that do not manifest themselves until a later stage and which are therefore only reported by the policyholder to the insurer and by the insurer to its reinsurer quite some time after their occurrence. Reserves must also be established for such IBNR (incurred but not reported) claims because years or even decades often elapse until the final settlement of such losses. This is especially true of liability claims. Uncertainties in relation to reserving are therefore unavoidable, not least because the reinsurer is at the end of the information chain and ultimately dependent on the information provided by its ceding companies. The additional IBNR reserve established by the Hannover Re Group in the year under review amounted to EUR 2,956.1 million. The IBNR reserve is calculated on a differentiated basis according to risk categories and regions. All in all, the anticipated ultimate loss ratios are calculated in 68 sub-segments. Our own calculations of the reserves are also reviewed and quality-controlled by external actuaries and auditors.

The correct measurement of loss reserves for asbestos- and pollution-related claims is a highly complex matter since decades may elapse between causation of the loss and reporting of the claim. Hannover Re's exposure to asbestos-related claims and pollution damage is, however, comparatively slight. The adequacy of these reserves is measured using the so-called "survival ratio". This ratio expresses how many years the reserves would cover if the average level of paid claims over the past three years were to continue. As at the end of the year under review our survival ratio stood at 26.2 years.

Reserves for asbestos-related claims and pollution damage

	2007			2006		
	Individual loss reserves in EUR million	IBNR reserves in EUR million	Survival ratio in years	Individual loss reserves in EUR million	IBNR reserves in EUR million	Survival ratio in years
Asbestos-related claims/ pollution damage	26.5	119.2	26.2	23.2	122.9	26.1

Run-off triangles are another tool used to verify our assumptions. Such triangles show how the reserve has changed over time as a consequence of paid claims and the recalculation of the reserves that are to be established as at each balance sheet date. Adequacy is monitored using actuarial methods (cf. here our explanatory remarks on technical reserves in Section 7.2 "Technical assets and liabilities").

The following catastrophe losses and major claims were of relevance to our Group in the financial year:

Catastrophe losses and major claims

Figures in EUR million	Catastrophe losses and major claims in 2007	
	Gross	Net
Winter storm "Hanno/Per", 13–15 January	7.6	7.1
Winter storm "Kyrill", 18–19 January	175.1	115.6
Tornado in Georgia and Alabama, 1 March	5.3	5.3
Tornado in Kansas, 4–5 May	6.3	4.3
Cyclone "Gonu" in Oman and Iran, 5–7 June	25.7	25.6
Storm in New South Wales, 7–10 June	32.7	20.7
Flooding in Great Britain, 24 June–3 July	8.2	5.1
Flooding in Great Britain, 20–25 July	5.4	4.2
Earthquake in Peru, 15 August	8.0	8.0
Hurricane "Dean", 17–21 August	8.8	7.3
Forest fires in California, 17–23 October	11.6	7.3
Storm in Sydney, 9–11 December	20.1	15.0
	314.8	225.5
Satellite crash, 30 January	10.9	10.9
Shipping accident in China, 8 March	14.8	7.7
Plane crash in Brazil, 17 July	31.0	9.6
Satellite failure, 5 September	5.7	5.4
Damage to an oil platform in Mexico, 23 October	6.8	6.5
Industrial fire claim in Switzerland, 26 October	8.5	8.5
Plane damage in France, 15 November	5.9	4.3
Shipping accident in South Korea, 7 December	5.0	0.5
Satellite failure, 22 December	6.9	6.5
	95.5	59.9
Total	410.3	285.4

The combined ratio is tracked over time in non-life reinsurance in order to monitor the risk of losses exceeding premiums:

Combined and catastrophe loss ratio over the past ten years

Figures in %	2007[3]	2006[3]	2005	2004	2003[1]	2002[1]	2001[1]	2000[1]	1999[1]	1998[1]
Combined ratio	99.7	100.8	112.8	97.2	96.0	96.3	116.5	107.8	111.1	108.1
Thereof catastrophe losses[2]	6.3	2.3	26.3	8.3	1.5	5.2	23.0	3.7	11.4	3.5

[1] *Based on figures reported in accordance with US GAAP*
[2] *Natural catastrophes and other man-made major losses > EUR 5 million gross for the share of the Hannover Re Group as a percentage of net premium earned*
[3] *Figures from 2006 onwards in accordance with new segmentation*

6.3 Investment risks

The overriding principle guiding our investment strategy is capital preservation while giving adequate consideration to the security, liquidity, mix and spread of the assets. Through analysis of the "efficient frontier" we compare the risk/return ratio of various portfolios with one another.

Risks in the investment sector consist primarily of market, credit and liquidity risks. The most significant market price risks are share price, interest rate and currency risks.

The "value at risk" (VaR) is a vital tool used for monitoring and managing market price risks. The VaR is determined on the basis of historical data, e.g. for the volatility of the fair values and the correlation between risks. As part of these calculations the probability of a decline in the fair value of our portfolio is simulated with a given probability and within a certain period.

The VaR of the Hannover Re Group determined in accordance with these principles specifies the decrease in the fair value of our total portfolio that with a probability of 95% will not be exceeded within ten trading days. Our VaR developed favourably in the course of the year, as shown in the graph below:

Value at Risk[1] in the Hannover Re Group


in %
1.00
0.95
0.90
0.85
0.80
0.75
0.70
0.65
Q1
Q2
Q3
Q4

[1] *VaR upper limit according to Hannover Re's investment guidelines: 2.5%*

In order to monitor interest rate risks and share price risks we also use stress tests that estimate the loss potential under extreme market conditions as well as sensitivity and duration analyses that complement our range of risk management tools.

Interest rate risks refer to an unfavourable change in the value of financial assets held in the portfolio due to changes in the market interest rate level. Declining market yields lead to increases and rising market yields to decreases in the fair value of fixed-income securities portfolios. One of the central objectives of our strategy in this regard is to match cash flows on the assets and liabilities sides as closely as possible. Quantitative support for this strategy is provided by our dynamic financial analysis model as well as a broad diversity of value at risk calculations. In addition, tightly defined tactical duration ranges are in place, within which asset managers can position themselves opportunistically according to their market expectations. The parameters for these ranges are directly linked to the risk-carrying capacity of the Hannover Re Group.

Scenarios for changes in the fair value of our securities as at the balance sheet date

Portfolio	Scenario	Portfolio change based on fair value in EUR million
Fixed-income securities	Yield increase +50 basis points	(321.8)
	Yield increase +100 basis points	(621.6)
	Yield decrease -50 basis points	311.7
	Yield decrease -100 basis points	645.3
	Fair value as at 31.12.2007	15,628.5

Share price risks derive from unfavourable changes in the value of equities and equity or index derivatives due, for example, to downward movements on particular stock indices. We spread these risks through systematic diversification across various sectors and regions.

Scenarios for changes in the fair value of our securities as at the balance sheet date

Portfolio	Scenario	Portfolio change based on fair value in EUR million
Equity securities	Share prices +10%	200.0
	Share prices +20%	400.1
	Share prices -10%	(200.0)
	Share prices -20%	(400.1)
	Fair value as at 31.12.2007	2,000.4

Currency risks are of considerable importance to an internationally operating reinsurance enterprise that writes a significant proportion of its business in foreign currencies. These risks are, however, largely neutralised since we systematically adhere to the principle of matching currency coverage.

Credit risks may arise out of a failure to pay (interest and/or capital repayment) or change in the credit status (rating downgrade) of issuers of securities. We attach vital importance to credit assessment conducted on the basis of the quality criteria set out in the investment guidelines.

Rating structure of our fixed-income securities[1]

	Government bonds		Securities issued by semi-governmental entities		Corporate bonds		Asset-backed securities	
	in %	in EUR million	in %	in EUR million	in %	in EUR million	in %	in EUR million
AAA	87.2	3,201.0	56.3	2,218.5	6.4	327.0	79.0	2,330.5
AA	1.2	47.7	35.6	1,398.1	29.2	1,492.4	16.2	479.4
A	5.4	196.9	7.3	288.4	47.6	2,429.1	1.8	52.1
BBB	3.2	115.9	0.6	25.5	10.6	540.7	0.8	22.9
<BBB	3.0	109.2	0.2	7.4	6.2	315.9	2.2	63.9
Total	100.0	3,670.7	100.0	3,937.9	100.0	5,105.1	100.0	2,948.8

[1] *Securities held through investment funds are recognised pro rata with their corresponding individual ratings.*

Against the backdrop of the US real estate crisis and credit crunch, it should be noted that our investment portfolio does not contain any directly written credit derivatives. Furthermore, in this connection we did not write any off-balance sheet risks through structured transactions with special purpose entities. Of our total portfolio of asset-backed securities, more than 85% were attributable to mortgage bonds, municipal bonds and collateralized debt obligations as at the balance sheet date, 5% were comprised of commercial mortgage-backed securities and 8% consisted of residential mortgage-backed securities. The latter items, which encompass lower-quality mortgage loans, had a fair value of altogether EUR 47.8 million as at the balance sheet date; the underlyings for these securities were in part subprime assets. The value adjustments taken on this portfolio amounted to EUR 9.6 million.

The liquidity risk refers to the risk that it may not be possible to sell holdings or close open positions cue to the illiquidity of the markets – or to do so only with delays or price markdowns – as well as the risk that the traded volumes influence the markets in question. Regular liquidity planning and a liquid asset structure ensure that Hannover Re is able to make the necessary payments at all times. We manage the liquidity risk inter alia by allocating a liquidity code to every security. Adherence to the limits defined in our investment guidelines for each liquidity class is subject to daily control. The spread of investments across the various liquidity classes is specified in the monthly investment reports and controlled by limits. The proportion of investment holdings that can be liquidated on any trading day without a mark-down was more than 50% as at the balance sheet date, a reflection of the high liquidity of our portfolio.

Weighting of major asset classes[1]

in %	Parameter as per investment guidelines	2007	2006
Bonds (direct holdings and investment funds)	At least 50.0	79.1	82.0
Listed equities (direct holdings and investment funds)	At most 17.5	10.1	8.2
Real estate	At most 5.0	0.1	0.1

[1] *Calculated on a fair value basis*

We use short-call and long-put options as well as swaps to partially hedge portfolios, especially against price, exchange and interest rate risks. In the year under review we also used derivative financial instruments to optimise our portfolio in light of risk/return considerations. The contracts are concluded solely with first-class counterparties and compliance with the standards defined in the investment guidelines is strictly controlled in order to avoid risks associated with the use of such transactions.

For basic qualitative statements, e.g. regarding organisation of our risk management or assessment of the risk situation, please see the risk report contained in the management report.

7. Notes on the individual items of the balance sheet and statement of income

7.1 Investments including income and expenses

Investments are classified and measured in accordance with IAS 39 "Financial Instruments: Recognition and Measurement".

Hannover Re classifies investments according to the following categories: held-to-maturity, loans and receivables, financial assets at fair value through profit or loss and available-for-sale. The allocation and measurement of investments are determined by the investment intent.

The investments also encompass investments in associated companies, investment property, other invested assets, short-term investments, cash and funds held/contract deposits.

For further explanation please see Section 3.2 "Summary of major accounting policies".

Maturities of the fixed-income and variable-yield securities

Figures in EUR thousand	2007		2006	
	Cost or amortised cost	Fair value	Cost or amortised cost	Fair value
Held to maturity				
due in one year	34,241	32,885	66,775	66,892
due after one through two years	1,705	1,662	27,742	27,295
due after two through three years	34,779	34,363	-	-
due after three through four years	194,052	195,724	21,615	21,749
due after four through five years	251,385	254,908	203,263	204,026
due after five through ten years	962,695	966,897	1,271,484	1,281,502
due after ten years	9,959	10,396	11,178	11,357
Total	1,488,816	1,496,835	1,602,057	1,612,821
Loans and receivables				
due in one year	32,710	33,086	38,480	38,636
due after one through two years	68,132	67,068	33,631	34,203
due after two through three years	131,788	127,981	69,169	67,579
due after three through four years	113,524	109,759	128,392	124,386
due after four through five years	19,496	19,417	95,100	91,091
due after five through ten years	1,037,707	1,002,324	647,424	627,393
due after ten years	134,532	136,201	151,447	151,433
Total	1,537,889	1,495,836	1,163,643	1,134,721
Available for sale				
due in one year[1]	2,921,871	2,917,572	2,454,293	2,453,410
due after one through two years	1,407,784	1,403,733	1,700,790	1,692,481
due after two through three years	1,214,907	1,196,631	1,678,241	1,637,918
due after three through four years	1,273,380	1,276,467	1,566,342	1,562,701
due after four through five years	1,377,471	1,372,244	1,187,735	1,176,674
due after five through ten years	3,854,813	3,813,167	4,543,454	4,472,663
due after ten years	1,796,485	1,763,484	1,123,275	1,139,366
Total	13,846,711	13,743,298	14,254,130	14,135,213
Financial assets at fair value through profit or loss				
due in one year	66,784	66,784	102,378	102,482
due after one through two years	29,087	29,087	895	1,224
due after two through three years	-	-	-	-
due after three through four years	-	-	-	-
due after four through five years	-	-	-	-
due after five through ten years	34,133	35,089	31,840	31,928
due after ten years	27,187	27,780	27,411	30,829
Total	157,191	158,740	162,524	166,463

[1] *Including short-term investments and cash*

The stated maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Variable-rate bonds (so-called "floaters") are shown under the maturities due in one year and constitute our interest-related, within-the-year reinvestment risk.

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as held to maturity as well as their fair value

Figures in EUR thousand	2007				
	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Government debt securities of EU member states	49,589	–	827	760	49,522
US treasury notes	322,776	20,604	–	2,628	346,008
Other foreign government debt securities	18,315	121	52	26	18,410
Debt securities issued by semi-governmental entities	426,857	9,617	2,887	8,694	442,281
Corporate securities	410,476	3,595	12,911	10,562	411,722
Asset-backed securities	232,997	–	9,241	5,136	228,892
Total	1,461,010	33,937	25,918	27,806	1,496,835

Figures in EUR thousand	2006				
	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Government debt securities of EU member states	52,922	–	1,355	813	52,380
US treasury notes	358,281	4,455	–	2,942	365,678
Other foreign government debt securities	6,648	84	–	25	6,757
Debt securities issued by semi-governmental entities	455,039	8,305	1,709	9,402	471,037
Corporate securities	446,116	7,290	3,150	11,536	461,792
Asset-backed securities	252,169	90	3,246	6,164	255,177
Total	1,571,175	20,224	9,460	30,882	1,612,821

Amortised cost, unrealised gains and losses and accrued interest on loans and receivables as well as their fair value

Figures in EUR thousand	2007				
	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Loans and receivables					
Government debt securities of EU member states	29,327	80	975	563	28,995
Debt securities issued by semi-governmental entities	248,616	22	11,583	3,403	240,458
Corporate securities	558,914	1,455	18,794	11,575	553,150
Asset-backed securities	427,704	2,904	15,162	7,952	423,398
Other	215,606	-	-	34,229	249,835
Total	1,480,167	4,461	46,514	57,722	1,495,836

Figures in EUR thousand	2006				
	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Loans and receivables					
Government debt securities of EU member states	19,979	-	468	168	19,679
Debt securities issued by semi-governmental entities	220,901	191	9,471	2,755	214,376
Corporate securities	368,929	989	11,325	5,435	364,028
Asset-backed securities	293,129	1,173	10,011	4,297	288,588
Other	225,393	-	-	22,657	248,050
Total	1,128,331	2,353	31,275	35,312	1,134,721

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as available for sale as well as their fair value

Figures in EUR thousand	2007				
	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	901,704	4,112	5,851	16,732	916,697
US treasury notes	1,526,131	46,316	175	17,660	1,589,932
Other foreign government debt securities	376,357	2,266	2,471	3,265	379,417
Debt securities of semi-governmental entities	3,148,956	37,330	31,213	50,896	3,205,969
Corporate securities	3,384,791	26,302	117,316	64,942	3,358,719
Asset-backed securities	2,201,889	18,982	49,708	36,101	2,207,264
From investment funds	842,933	13,547	45,534	8,111	819,057
	12,382,761	148,855	252,268	197,707	12,477,055
Equity securities					
Shares	701,961	84,757	23,583	-	763,135
From investment funds	1,107,388	129,867	-	-	1,237,255
	1,809,349	214,624	23,583	-	2,000,390
Short-term investments	929,976	-	-	845	930,821
Total	15,122,086	363,479	275,851	198,552	15,408,266

Figures in EUR thousand	2006				
	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	980,946	1,747	12,241	15,982	986,434
US treasury notes	1,899,898	3,215	25,662	22,933	1,900,384
Other foreign government debt securities	289,217	608	1,780	2,068	290,113
Debt securities of semi-governmental entities	3,360,131	11,949	47,231	50,403	3,375,252
Corporate securities	3,801,556	27,667	64,041	72,280	3,837,462
Asset-backed securities	1,864,670	12,471	27,381	25,539	1,875,299
From investment funds	784,131	17,234	15,472	11,313	797,206
	12,980,549	74,891	193,808	200,518	13,062,150
Equity securities					
Shares	428,788	76,980	2,491	-	503,277
From investment funds	944,959	138,076	241	-	1,082,794
	1,373,747	215,056	2,732	-	1,586,071
Short-term investments	720,482	-	-	805	721,287
Total	15,074,778	289,947	196,540	201,323	15,369,508

Fair value of financial assets at fair value through profit or loss before and after accrued interest as well as accrued interest on such financial assets

Figures in EUR thousand	2007		
	Fair value before accrued interest	Accrued interest	Fair value
Financial assets at fair value through profit or loss			
Fixed-income securities			
Debt securities of semi-governmental entities	9,844	331	10,175
Corporate securities	146,280	1,631	147,911
Asset-backed securities	654	–	654
	156,778	1,962	158,740
Other financial assets			
Derivatives	20,385	–	20,385
Other	–	–	–
	20,385	–	20,385
Total	177,163	1,962	179,125

Figures in EUR thousand	2006		
	Fair value before accrued interest	Accrued interest	Fair value
Financial assets at fair value through profit or loss			
Fixed-income securities			
Debt securities of semi-governmental entities	9,488	231	9,719
Corporate securities	150,611	1,683	152,294
Asset-backed securities	4,431	19	4,450
	164,530	1,933	166,463
Other financial assets			
Derivatives	22,368	–	22,368
Other	10,207	–	10,207
	32,575	–	32,575
Total	197,105	1,933	199,038

As at 31 December 2007 Hannover Re reported as financial assets at fair value through profit or loss technical derivatives previously recognised in the trading portfolio in an amount of EUR 18.5 million (EUR 22.4 million) that were separated from the underlying transaction and measured at fair value. In addition, put options on the Dax and EuroStoxx 50 indices previously reported in the trading portfolio with a fair value of EUR 1.9 million were recognised in this item for the first time as at 31 December 2007. For further information please see the explanatory remarks on derivative financial instruments in this section. The figures for the corresponding previous periods have been adjusted accordingly retrospectively.

Making use of the fair value option contained in IAS 39, we allocated loans and receivables amounting to EUR 60.9 million (EUR 62.6 million) to the category of financial assets at fair value through profit or loss. These instruments involve unsecured corporate securities.

Investment income

Figures in EUR thousand	2007	2006
Real estate	1,653	15,334
Dividends	40,656	40,215
Interest income on investments	759,187	710,271
Other income	57,524	26,742
Ordinary investment income	859,020	792,562
Profit or loss on shares in associated companies	11,028	6,360
Realised gains on investments	244,046	305,054
Realised losses on investments	69,735	87,656
Unrealised gains and losses on investments	(18,771)	19,157
Impairments/depreciation on real estate	545	4,569
Impairments on equity securities	34,242	7,776
Impairments on fixed-income securities	26,603	-
Impairments on participating interests and other financial assets	10,592	6,626
Other investment expenses	51,968	49,470
Net income from assets under own management	901,638	967,036
Interest income on funds withheld and contract deposits	259,921	289,909
Interest expense on funds withheld and contract deposits	39,813	68,001
Total investment income	1,121,746	1,188,944

The impairments of EUR 71.4 million (EUR 14.4 million) were attributable entirely to assets classified as available for sale. Of the impairments taken on fixed-income securities of EUR 26.6 million (previous year: none), an amount of EUR 9.6 million (previous year: none) related to structured products connected with the crisis on the US housing market in respect of which Hannover Re identified a risk of default. The impairments on fixed-income securities were taken largely on structured assets and determined on the basis of a case-by-case analysis. In this context consideration was given not only to pure changes in the fair value of the securities, but also to qualitative criteria. The fair value of the underlying instruments totalled EUR 66.8 million as at 31 December 2007. They accounted for accrued interest of EUR 0.1 million as at the balance sheet date. In addition, an impairment loss of EUR 34.2 million (EUR 7.8 million) was recognised on equities whose fair value had fallen significantly or for a prolonged period below acquisition cost. For further explanatory remarks on the impairment criteria please see Section 3.2 "Summary of major accounting policies".

Interest income on investments

Figures in EUR thousand	2007	2006
Fixed-income securities – held to maturity	66,680	76,138
Fixed-income securities – loans and receivables	45,898	37,395
Fixed-income securities – available for sale	558,477	545,450
Financial assets – at fair value through profit or loss	12,284	5,351
Other	75,848	45,937
Total	759,187	710,271

Net gains and losses on investments

Figures in EUR thousand	2007					
	Ordinary investment income[1]	Realised gains and losses	Impairments	Unrealised gains and losses	Net income from assets under own management[2]	Net exchange profit or loss
Held to maturity						
Fixed-income securities	74,991	(305)	-	-	74,686	28
Loans and receivables						
Fixed-income securities	46,015	934	-	-	46,949	(1,909)
Available for sale						
Fixed-income securities	572,600	(22,483)	26,603	-	523,514	2,980
Equity securities	38,169	160,366	34,242	-	164,293	-
Other invested assets	67,251	34,279	10,592	(32)	90,906	790
Short-term investments	52,496	-	-	-	52,496	(17,949)
At fair value through profit or loss						
Fixed-income securities	10,458	3,745	-	438	14,641	(671)
Other financial assets	1,412	(3)	-	(9,862)	(8,453)	-
Other	6,656	(2,222)	545	(9,315)	(5,426)	(250)
Total	870,048	174,311	71,982	(18,771)	953,606	(16,981)

[1] *Including income from associated companies*
[2] *Excluding other investment expenses*

Figures in EUR thousand	2006					
	Ordinary investment income[1]	Realised gains and losses	Impairments	Unrealised gains and losses	Net income from assets under own management[2]	Net exchange profit or loss
Held to maturity						
Fixed-income securities	80,647	–	–	–	80,647	(54,256)
Loans and receivables						
Fixed-income securities	37,415	1,172	–	–	38,587	(1,938)
Available for sale						
Fixed-income securities	553,580	(26,110)	–	–	527,470	46,520
Equity securities	37,853	190,932	7,776	–	221,009	–
Other invested assets	28,705	16,546	6,626	334	38,959	(263)
Short-term investments	37,529	–	–	–	37,529	2,176
At fair value through profit or loss						
Fixed-income securities	4,865	805	–	12,079	17,749	(766)
Other financial assets	659	1,209	–	130	1,998	–
Other	17,669	32,844	4,569	6,614	52,558	4,284
Total	798,922	217,398	18,971	19,157	1,016,506	(4,243)

[1] Including income from associated companies
[2] Excluding other investment expenses

The net gains and losses on the portfolio held to maturity, loans and receivables and the available-for-sale portfolio are composed of interest income, realised gains and losses and impairments. In the case of fixed-income securities recognised at value through profit or loss and those recognised in the trading portfolio, allowance is also made for changes in unrealised gains and losses.

Making allowance for the other investment expenses of EUR 52.0 million (EUR 49.5 million), net income from assets under own management of altogether EUR 901.6 million (EUR 967.0 million) was recognised in the reporting period.

Valuation of the available-for-sale portfolio affecting shareholders' equity

Figures in EUR thousand	2007	2006
Changes in the other comprehensive income from fair value measurement and transactions	Other comprehensive income from investments	
Allocation to gains/losses from the fair-value measurement of the available-for-sale portfolio	103,639	(84,444)
Transfer of gains/losses from the fair-value measurement of the available-for-sale portfolio to the result for the period	(48,513)	(29,662)
Total	55,126	(114,106)

Rating structure of fixed-income securities

Figures in EUR thousand	2007								
	AAA	AA	A	BBB	BB	B	C	Other	Total
Fixed-income securities – held-to-maturity	708,730	319,476	379,793	80,817	-	-	-	-	1,488,816
Fixed-income securities – loans and receivables	316,530	570,013	599,189	43,687	161	20	-	8,289	1,537,889
Fixed-income securities – available-for-sale	6,753,511	2,953,584	1,849,507	493,561	27,020	244,497	7,417	147,958	12,477,055
Fixed-income securities – at fair value through profit or loss	1,445	26,143	32,559	37,821	26,649	30,715	-	3,408	158,740
Total fixed-income securities	7,780,216	3,869,216	2,861,048	655,886	53,830	275,232	7,417	159,655	15,662,500
Derivatives	-	(701)	8,908	(1,555)	(1,138)	(41)	(1)	(979)	4,493
Total fixed-income securities incl. derivatives	7,780,216	3,868,515	2,869,956	654,331	52,692	275,191	7,416	158,676	15,666,993

Figures in EUR thousand	2006								
	AAA	AA	A	BBB	BB	B	C	Other	Total
Fixed-income securities – held-to-maturity	752,170	350,784	430,610	68,493	-	-	-	-	1,602,057
Fixed-income securities – loans and receivables	301,546	311,219	501,937	43,617	161	5,163	-	-	1,163,643
Fixed-income securities – available-for-sale	7,045,032	2,730,169	2,473,254	445,955	32,075	284,744	10,117	40,804	13,062,150
Fixed-income securities – at fair value through profit or loss	1,170	28,177	27,543	48,124	24,680	36,061	708	-	166,463
Total fixed-income securities	8,099,918	3,420,349	3,433,344	606,189	56,916	325,968	10,825	40,804	15,994,313
Derivatives	-	(5,820)	(27)	-	-	-	-	-	(5,847)
Total fixed-income securities incl. derivatives	8,099,918	3,414,529	3,433,317	606,189	56,916	325,968	10,825	40,804	15,988,466

Investments were held in the following currencies

Figures in EUR thousand	2007								
	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Other	Total
Fixed income securities – held to maturity	12,136	32,717	841,003	39,073	-	544,911	18,976	-	1,488,816
Fixed income securities – loans and receivables	-	7,095	1,415,113	21,155	-	67,034	-	27,492	1,537,889
Fixed income securities – available-for-sale	706,327	386,111	4,404,086	1,184,578	61,008	5,257,713	168,690	308,542	12,477,055
Fixed income securities – at fair value through profit or loss	-	-	39,821	-	-	118,919	-	-	158,740
Equity securities – available-for-sale	13,939	3,160	1,517,465	8,561	-	434,455	20,290	2,520	2,000,390
Other financial assets – at fair value through profit or loss	-	-	20,385	-	-	-	-	-	20,385
Other invested assets	-	-	372,331	1,182	-	489,065	3,180	-	865,758
Short-term investments, cash	43,198	24,881	245,128	69,007	25,407	725,038	59,836	73,748	1,266,243
Total investments and cash	775,600	453,964	8,855,332	1,323,556	86,415	7,637,135	270,972	412,302	19,815,276

Figures in EUR thousand	2006								
	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Other	Total
Fixed-income securities – held to maturity	18,238	30,851	880,977	42,857	-	605,025	24,109	-	1,602,057
Fixed-income securities – loans and receivables	-	-	1,061,532	7,620	-	66,078	-	28,413	1,163,643
Fixed-income securities – available-for-sale	636,706	325,650	4,485,611	1,118,848	43,268	6,086,480	116,042	249,545	13,062,150
Fixed-income securities – at fair value through profit or loss	-	-	44,717	-	-	121,746	-	-	166,463
Equity securities – available-for-sale	19,728	2,760	1,410,630	6,871	-	122,763	21,490	1,829	1,586,071
Other financial assets – at fair value through profit or loss	-	-	26,296	-	-	6,279	-	-	32,575
Other invested assets	-	-	333,773	3,453	419	465,792	3,775	742	807,954
Short-term investments, cash	31,899	20,107	197,081	87,275	21,854	513,718	92,982	108,147	1,073,063
Total investments and cash	706,571	379,368	8,440,617	1,266,924	65,541	7,987,881	258,398	388,676	19,493,976

Derivative financial instruments

Derivatives are financial instruments, the fair value of which is derived from an underlying instrument such as equities, bonds, indices or currencies. We use derivative financial instruments to a limited extent to hedge parts of our portfolio against interest rate and market price risks, optimise returns or realise intentions to buy/sell. In this context we take special care to limit the risks, select first-class counterparties and rigorously monitor the standards defined by investment guidelines.

The fair values of the derivative financial instruments were determined on the basis of the market information available at the balance sheet date and using the effective interest rate method. If the underlying transaction and the derivative are not carried as one unit, the derivative is recognised under other financial assets at fair value through profit or loss or under the other liabilities.

As at 31 December 2007 the portfolio contained 4,400 put options bought in the year under review on the German Dax index with a floor of 7,150 as well as 22,000 put options on the EuroStoxx 50 index with a floor of 4,050. A total equity portfolio of EUR 124.2 million was thus secured at the aforementioned values. The fair value of this type of derivative financial instruments amounted to EUR 1.9 million as at 31 December 2007 and was recognised under other financial assets at fair value through profit or loss. The change in the fair value of these contracts totalled EUR 1.8 million in 2007 and was recognised under unrealised gains in the net investment income.

The short call option contracts on the S&P 500 index held at 31 December 2007 were closed in the year under review. The resulting losses of EUR 2.3 million were recognised in net investment income under realised losses on investments.

Derivative financial instruments in connection with reinsurance

A small number of treaties in life and health reinsurance meet criteria which require application of the prescriptions in IFRS 4.7 to 4.9 governing embedded derivatives. These accounting regulations require that certain derivatives embedded in reinsurance contracts be separated from the underlying insurance contract ("host contract"), reported separately at fair value in accordance with IAS 39 and recognised under investments. Fluctuations in the fair value of the derivative components are to be recognised in income in subsequent periods.

Within the scope of the accounting of "modified coinsurance" and "coinsurance funds withheld" (Modco) reinsurance treaties, under which securities deposits are held by the ceding companies and payments rendered on the basis of the income from certain securities of the ceding company, the interest-rate risk elements are clearly and closely related to the underlying reinsurance arrangements. Embedded derivatives consequently result solely from the credit risk of the underlying securities portfolio.

Hannover Re calculates the fair value of the embedded derivatives in Modco treaties using the market information available on the valuation date on the basis of a "credit spread" method. Under this method the derivative is valued at zero on the date when the contract commences and its value then fluctuates over time according to changes in the credit spreads of the securities. The derivative had a negative value of EUR 13.0 million as at the balance sheet date and was recognised under other liabilities. The charge to investment income from the derivative amounted to altogether EUR 20.0 million before taxes as at the balance sheet date (previous year: pre-tax improvement in investment income of EUR 0.2 million). This development can be attributed exclusively to the sustained widening of the credit spreads in the year under review – especially in the fourth quarter. The underlying securities are of a high quality and were not downgraded in the year under review.

The derivative components of another group of contracts in the area of life and health reinsurance were measured on the basis of stochastic considerations. The measurement produced a positive derivative value of EUR 12.7 million on the balance sheet date. The derivative was recognised under other financial assets at fair value through profit or loss. The valuation resulted in a charge against investment income of EUR 0.7 million as at 31 December 2007.

Pursuant to IAS 39.9 the "Eurus" transaction gives rise to a derivative, the fair value of which as at 31 December 2007 was -EUR 2.9 million (EUR 0.1 million) and which we recognised under other liabilities as at the balance sheet date. Measurement resulted in a charge to investment income of EUR 3.0 million in the year under review. We would refer the reader to the explanatory remarks in Section 4 "Consolidated companies and consolidation principles" regarding the securitisation of reinsurance risks.

The "Merlin" transaction also gives rise to a derivative, the fair value of which as at the balance sheet date was EUR 5.8 million and which we recognised under other financial assets at fair value through profit or loss. Measurement of this derivative resulted in an increase in investment income of EUR 5.8 million in the year under review. We would refer the reader to the explanatory remarks in Section 4 "Consolidated companies and consolidation principles" regarding the securitisation of reinsurance risks.

All in all, application of the standards governing the carrying of derivatives in connection with the technical account led to recognition of assets totalling EUR 18.5 million (EUR 22.4 million) as well as recognition of liabilities from the derivatives resulting from technical items in an amount of EUR 15.9 million (previous year: none) as at the balance sheet date. Increases in investment income amounting to EUR 5.8 million (EUR 0.2 million) as well as charges to income of EUR 23.7 million (previous year: none) were brought to account from derivatives in the year under review.

Associated companies

Investments in associated companies

Figures in EUR thousand	2007	2006
Net book value at 31 December of the previous year	166,646	170,414
Currency translation at 1 January	(271)	(1,132)
Balance at 1 January of the year under review	166,375	169,282
Additions	-	948
Disposals	94	4,464
Adjustment recognised in income	3,819	3,962
Adjustment recognised outside income	743	(3,214)
Currency translation at 31 December	(4)	132
Net book value at 31 December of the year under review	170,839	166,646

Public price listings are not available for companies valued at equity.

The net book value of associated companies includes goodwill in the amount of EUR 21.6 million (EUR 21.6 million).

For further details of our major participating interests please see Section 4 "Consolidated companies and consolidation principles".

Real estate

Real estate is divided into real estate for own use and third-party use (investment property). The real estate in the portfolio which is used to generate income is shown under the investments. Real estate is valued at cost of acquisition less scheduled depreciation with useful lives of at most 50 years. Own-use real estate is recognised under other assets.

Income and expenses from rental agreements are included in the investment income.

Development of investment property

Figures in EUR thousand	2007	2006
Gross book value at 31 December of the previous year	42,215	290 507
Currency translation at 1 January	(957)	(9,902)
Gross book value after currency translation at 1 January of the year under review	41,258	280,605
Change in consolidated group	–	(83,015)
Additions	166	2,911
Disposals	58	162,058
Reclassification	–	(12)
Currency translation at 31 December	4	3,784
Gross book value at 31 December of the year under review	41,370	42,215
Cumulative depreciation at 31 December of the previous year	24,236	92,385
Currency translation at 1 January	(302)	(1,929)
Cumulative depreciation after currency translation at 1 January of the year under review	23,934	90,456
Change in consolidated group	–	(16,687)
Depreciation		
scheduled	545	3,961
unscheduled	–	608
Disposals	57	54,785
Currency translation at 31 December	(14)	683
Cumulative depreciation at 31 December of the year under review	24,408	24,236
Net book value at 31 December of the previous year	17,979	198,122
Net book value at 1 January of the year under review	17,324	190,149
Net book value at 31 December of the year under review	16,962	17,979

The fair value of investment property amounted to EUR 21.3 million (EUR 22.4 million) as at the balance sheet date. The market value of the real estate was determined using the discounted cash flow method.

Other invested assets

The other invested assets consisted largely of participating interests in partnerships measured at fair value in an amount of EUR 528.2 million (EUR 449.8 million). The amortised cost of these participations amounted to EUR 385.2 million (EUR 336.4 million); in addition, unrealised gains of EUR 155.1 million (EUR 120.3 million) and unrealised losses of EUR 12.1 million (EUR 6.9 million) were recognised from these participations.

Short-term investments

This item comprises investments with an original life of up to one year.

7.2 Technical assets and liabilities

Technical assets
The retrocessionaires' portions of the technical provisions are based on the contractual agreements of the underlying reinsurance treaties. For further details please refer to our comments on the technical provisions in this section as well as to the explanatory remarks in Section 6.1 "General risk management".

The funds held by ceding companies totalling EUR 8,610.6 million (EUR 8,730.7 million) represent the cash and securities deposits furnished by our company to our cedants that do not trigger any cash flows and cannot be used by cedants without our consent. The durations of these deposits are matched to the corresponding provisions. In the event of default on such a deposit our reinsurance commitment is reduced to the same extent.

SFAS 60 "Accounting and Reporting by Insurance Enterprises" requires that acquisition costs be capitalised as assets and amortised via the statement of income in proportion to the earned premium.

In the case of reinsurance treaties for unit-linked life insurance policies classified as "universal life-type contracts" pursuant to SFAS 97, the capitalised acquisition costs are amortised on the basis of the estimated profit margins from the reinsurance treaties, making allowance for the period of the insurance contracts. A discount rate based on the interest for medium-term government bonds was applied to such contracts. In the case of annuity policies with a single premium payment, these values refer to the expected policy period or period of annuity payment.

In life and health reinsurance the deferred acquisition costs associated with life and annuity policies with regular premium payments are determined in light of the period of the contracts, the expected surrenders, the lapse expectancies and the anticipated interest income.

In non-life reinsurance acquisition costs directly connected with the acquisition or renewal of contracts are deferred for the unearned portion of the premium.

Development of deferred acquisition costs

Figures in EUR thousand	2007	2006
Net book value at 31 December of the previous year	1,980,102	2,228,501
Currency translation at 1 January	(94,434)	(58,124)
Balance at 1 January of the year under review	1,885,668	2,170,377
from discontinued operations	–	31,214
Reclassification to investments	–	(154,336)
Additions	408,643	598,204
Amortisations	491,650	610,498
Portfolio entries/exits	(128)	869
Currency translation at 31 December	4,610	6,700
Net book value at 31 December of the year under review	1,807,143	1,980,102

For further explanatory remarks please see Section 3.2 "Summary of major accounting policies".

The age structure of the accounts receivable which were unadjusted but considered overdue as at the balance sheet date is presented below.

Age structure of overdue accounts receivable

Figures in EUR thousand	2007		2006	
	Three months to one year	More than one year	Three months to one year	More than one year
Accounts receivable	92,345	64,535	287,460	69,462

Within the scope of our management of receivables we expect to receive payment of accounts receivable within three months of the date of creation of the debit entry – a period for which we also make allowance in our risk analysis. Please see our comments in Section 6.1 "General risk management".

The default risks associated with accounts receivable under reinsurance business are determined and recognised on the basis of case-by-case analysis.

The value adjustments on accounts receivable that we recognise in adjustment accounts changed as follows in the year under review:

Value adjustments on accounts receivable

Figures in EUR thousand	2007
Changes in value adjustments	
Cumulative value adjustments at 31 December of the previous year	76,526
Currency translation	5,339
Cumulative value adjustments after currency translation	70,787
Value adjustments in the year under review	52,534
Write-ups	18,709
Allocation/reversal	23,121
Cumulative value adjustments at 31 December of the year under review	127,733
Gross book value of accounts receivable at 31 December of the year under review	2,653,604
Value adjustments	127,733
Net book value of accounts receivable at 31 December of the year under review	2,525,871

In addition, we took specific value adjustments on reinsurance recoverables on unpaid claims in the year under review. We would refer the reader to the corresponding remarks on the loss and loss adjustment expense reserve in this section.

With regard to the credit risks resulting from technical assets we would also refer the reader to our comments in Section 6.1 "General risk management" and Section 6.2 "Technical risks".

Technical reserves

In order to show the net technical provisions remaining in the retention the following table compares the gross provisions with the corresponding retrocessionaires' shares shown as assets.

Technical provisions

Figures in EUR thousand	2007			2006		
	Gross	Retro	Net	Gross	Retro	Net
Loss and loss adjustment expense reserve	16,553,888	2,471,585	14,082,303	17,596,325	3,048,496	14,547,829
Benefit reserve	6,143,460	255,076	5,888,384	6,109,154	447,537	5,661,617
Unearned premium reserve	1,186,382	92,322	1,094,060	1,581,034	339,096	1,241,938
Other technical provisions	183,725	5,574	178,151	200,769	7,822	192,947
Total	24,067,455	2,824,557	21,242,898	25,487,282	3,842,951	21,644,331

The loss and loss adjustment expense reserves are in principle calculated on the basis of the information supplied by ceding companies. Additional IBNR reserves are established for losses that have been incurred but not as yet reported.

Technical provisions were discounted at interest rates of between 6.5% and 8.2% (6.5% and 8.2%) with respect to a certain group of contracts relating to the Hannover Re Advanced Solutions division. The interest rates are determined by the contractual agreements. The period from inception to expiry of such contracts is at least four years. The discounted amount totalled EUR 3.3 million (EUR 20.2 million). The discounted provisions as at year-end 2007 amounted to EUR 25.9 million (EUR 105.3 million).

The development of the loss and loss adjustment expense reserve is shown in the following table. Commencing with the gross reserve, the change in the reserve after deduction of the reinsurers' portions is shown in the year under review and the previous year.

Loss and loss adjustment expense reserve

Figures in EUR thousand	2007			2006		
	Gross	Retro	Net	Gross	Retro	Net
Net book value at 31 December of the previous year	17,596,325	3,048,496	14,547,829	20,210,041	4,739,026	15,471,015
Currency translation at 1 January	(1,189,614)	(265,602)	(924,012)	(1,359,842)	(355,453)	(1,004,389)
Reserve at 1 January of the year under review	16,406,711	2,782,894	13,623,817	18,850,199	4,383,573	14,466,626
thereof from discontinued operations	–	–	–	544,894	152,950	391,944
Incurred claims and claims expenses (net)[1]						
Year under review	3,704,393	329,803	3,374,590	3,398,535	338,850	3,059,685
Previous years	2,065,334	421,135	1,644,199	2,417,523	504,136	1,913,387
	5,769,727	750,938	5,018,789	5,816,058	842,986	4,973,072
Less:						
Claims and claims expenses paid (net)						
Year under review	(1,675,688)	(135,737)	(1,539,951)	(2,171,200)	(254,203)	(1,916,997)
Previous years	(3,988,628)	(971,697)	(3,016,931)	(4,637,998)	(1,760,121)	(2,877,877)
	(5,664,316)	(1,107,434)	(4,556,882)	(6,809,198)	(2,014,324)	(4,794,874)
Specific value adjustment for retrocessions	–	(27,061)	27,061	–	53,500	(53,500)
Portfolio entries/exits	(4,094)	291	(4,385)	3,717	5,520	(1,803)
Reclassification	–	–	–	272,901	–	272,901
Currency translation at 31 December	45,860	17,835	28,025	7,542	37,191	(29,649)
Net book value at 31 December of the year under review	16,553,888	2,471,585	14,082,303	17,596,325	3,048,496	14 547,829

[1] *Including expenses recognised directly in shareholders' equity*

In the year under review specific value adjustments on retrocessions, i.e. on the reinsurance recoverables on unpaid claims, were reversed in an amount of EUR 27.1 million. Consequently, cumulative specific value adjustments of EUR 26.4 million (EUR 53.5 million) were recognised in these reinsurance recoverables as at the balance sheet date.

The total amount of the net reserve before specific value adjustments, to which the following remarks apply, was EUR 14,108.7 million as at the balance sheet date.

The table below shows the net loss reserve (loss and loss adjustment expense reserve) for non-life reinsurance in the years 1997 to 2007 as well as the run-off of the reserve (so-called run-off triangle).

The changeover in the segmental reporting to the business groups of non-life reinsurance and life/health reinsurance following the sale of Praetorian Financial Group, Inc., New York, led to changes in the run-off triangles for the previous periods shown.

The run-off triangles of the former financial reinsurance segment – as part of the product range included within non-life reinsurance – as well as the run-off triangles of the remaining portion of the former specialty insurance business group are now reported with and in the run-off triangles of the non-life reinsurance business group. The figures for previous periods have been adjusted retrospectively.

To some extent the loss and loss adjustment expense reserves are inevitably based upon estimations that entail an element of uncertainty. The difference between original and current estimates is reflected in the net run-off result. In addition, owing to the fact that the period of some reinsurance treaties is not the calendar year or because they are concluded on an underwriting-year basis, it is frequently impossible in reinsurance business to make an exact allocation of claims expenditures to the current financial year and the previous year. Consequently, the development of earlier years – and especially the immediately preceding year – may be distorted. In our assessment, therefore, informative analyses can only be performed after the elapse of at least two years.

The development of the euro relative to major foreign currencies is also a significant influencing factor in this context. In particular, the decline of 11.6% (11.4%) in the US dollar against the euro compared to the previous year led to an appreciable reduction in the loss and loss adjustment expense reserve on a euro basis.

The run-off triangles show the run-off of the reserve established as at each balance sheet date, this reserve comprising the provisions constituted in each case for the current and preceding occurrence years. The run-off of the reserve for individual occurrence years is not shown in this regard, but rather the run-off of the reserve constituted annually in the balance sheet as at the balance sheet date.

Net loss reserve and its run-off

Figures in EUR million	1997 31.12.	1998 31.12.	1999 31.12.	2000 31.12.	2001 31.12.	2002 31.12.	2003 31.12.	2004 31.12.	2005 31.12.	2006 31.12.	2007 31.12.
Loss and loss adjustment expense reserve (from balance sheet)	5,570.1	5,913.1	7,012.5	8,482.0	12,182.7	12,863.4	13,462.2	13,120.7	14,295.9	13,279.8	12,718.2
Cumulative payments for the year in question and previous years											
One year later	969.6	1,448.3	1,583.3	2,108.2	2,242.2	2,118.1	3,622.7	4,495.8	3,051.1	2,664.8	
Two years later	1,773.3	2,230.6	2,497.7	3,111.9	3,775.1	5,024.4	7,322.2	6,611.0	5,072.2		
Three years later	2,234.6	2,711.7	3,226.2	4,174.2	6,032.1	7,764.8	8,780.2	7,590.1			
Four years later	2,556.6	3,186.5	3,897.6	5,745.1	8,588.5	8,909.0	9,518.8				
Five years later	2,861.3	3,561.1	5,119.7	7,581.3	9,399.8	9,467.1					
Six years later	3,063.7	4,341.1	6,146.0	8,114.1	9,786.1						
Seven years later	3,542.5	4,816.5	6,509.9	8,405.2							
Eight years later	3,913.7	5,122.7	6,785.1								
Nine years later	4,172.9	5,311.4									
Ten years later	4,316.6										
Loss and loss adjustment expense reserve (net) for the year in question and previous years plus payments made to date on the original reserve											
End of year	5,570.1	5,913.1	7,012.5	8,482.0	12,182.7	12,863.4	13,462.2	13,120.7	14,295.9	13,279.8	12,718.2
One year later	5,294.3	6,363.0	7,525.6	9,421.6	11,604.4	11,742.7	13,635.5	14,433.1	13,074.2	12,365.8	
Two years later	5,426.2	6,539.5	7,750.5	8,878.0	10,477.4	11,844.8	14,236.6	13,532.6	12,366.0		
Three years later	5,460.2	6,512.1	7,311.6	8,186.1	10,743.8	12,373.3	13,596.5	13,061.2			
Four years later	5,409.6	6,232.7	6,769.4	8,354.1	11,543.6	11,730.7	13,307.4				
Five years later	5,115.2	5,772.0	6,820.9	9,102.6	11,051.2	11,666.2					
Six years later	4,701.7	5,694.2	7,368.0	8,755.6	11,164.1						
Seven years later	4,630.7	6,036.4	7,142.1	8,864.3							
Eight years later	4,906.7	5,841.2	7,212.2								
Nine years later	4,748.8	5,860.7									
Ten years later	4,739.8										
Net run-off result of the loss reserve	830.3	52.4	(199.7)	(382.3)	1,018.6	1,197.2	154.8	59.5	1,929.9	914.0	
Of which currency exchange rate differences	(325.7)	(153.2)	(659.0)	(984.4)	(1,364.2)	(990.9)	(292.3)	34.9	(1,224.3)	(722.8)	
Net run-off result excluding currency exchange rate differences	504.6	(100.8)	(858.7)	(1,366.7)	(345.6)	206.3	(137.5)	94.4	705.6	191.2	
As percentage of original loss reserve	9.1	(1.7)	(12.2)	(16.1)	(2.8)	1.6	(1.0)	0.7	4.9	1.4	

Duration of the technical reserves

IFRS 4.38 in conjunction with 4.39(d) requires information which helps to clarify the amount and timing of cash flows expected from reinsurance contracts. In the following tables we have shown the future maturities of the technical reserves and broken them down by the expected remaining durations. As part of our duration analysis we have directly deducted the deposits put up as security for these reserves, since the cash inflows and outflows from these deposits are to be allocated directly to the ceding companies. For further explanation of the recognition and measurement of the reserves please see Section 3.2 "Summary of major accounting policies".

Maturities of the technical reserves

Figures in EUR thousand	2007					
	Loss and loss adjustment expense reserves			Benefit reserve		
	Gross	Retro	Net	Gross	Retro	Net
Due in one year	4,273,520	784,908	3,488,612	96,918	1,149	95,769
Due after one through five years	6,102,419	965,745	5,136,674	204,984	6,561	198,423
Due after five through ten years	2,040,895	267,452	1,773,443	311,282	32,723	278,559
Due after ten through twenty years	1,884,577	261,773	1,622,804	602,423	10,077	592,346
Due after twenty years	1,496,619	62,866	1,433,753	375,428	5,750	369,678
	15,798,030	2,342,744	13,455,286	1,591,035	56,260	1,534,775
Deposits	755,858	155,280	600,578	4,552,425	198,816	4,353,609
Total	16,553,888	2,498,024	14,055,864	6,143,460	255,076	5,888,384

Figures in EUR thousand	2006					
	Loss and loss adjustment expense reserves			Benefit reserve		
	Gross	Retro	Net	Gross	Retro	Net
Due in one year	4,428,967	909,811	3,519,156	99,817	3,293	96,524
Due after one through five years	6,541,158	1,247,510	5,293,648	202,936	4,748	198,188
Due after five through ten years	2,145,340	333,473	1,811,867	300,334	5,638	294,696
Due after ten through twenty years	1,815,824	297,507	1,518,317	591,278	21,976	569,302
Due after twenty years	1,498,840	87,770	1,411,070	411,547	4,312	407,235
	16,430,129	2,876,071	13,554,058	1,605,912	39,967	1,565,945
Deposits	1,166,196	225,925	940,271	4,503,242	407,570	4,095,672
Total	17,596,325	3,101,996	14,494,329	6,109,154	447,537	5,661,617

The average duration of the loss and loss adjustment expense reserves was 6.1 years (5.9 years), or 6.4 years (6.2 years) after allowance for the corresponding retrocession shares. The benefit reserve had an average duration of 13.2 years (13.3 years) – or 13.3 years (13.4 years) on a net basis.

The average duration of the reserve is determined using actuarial projections of the expected future payments. A payment pattern is calculated for each homogenous category of our portfolio – making allowance for the business sector, geographical considerations, treaty type and the type of reinsurance – and applied to the outstanding liabilities for each underwriting year and run-off status.

The payment patterns are determined with the aid of actuarial estimation methods and adjusted to reflect changes in payment behaviour and outside influences. The calculations can also be distorted by major losses, and these are therefore considered separately using reference samples or similar losses. The payment patterns used can be compared year for year by contrasting the projected payments with the actual amounts realised.

Liabilities in liability and motor reinsurance traditionally have long durations, sometimes in excess of 20 years, while liabilities in property business are settled within the first ten years.

The benefit reserve is established for life, annuity, personal accident and health reinsurance contracts. Based on the duration of these contracts, long-term reserves are constituted for life and annuity policies and predominantly short-term reserves are set aside for health and personal accident business.

The benefit reserve is calculated on the basis of the following parameters:

1. interest income;
2. lapse rates;
3. mortality and morbidity rates.

The values for the first two components differ according to the country concerned, product type, investment year etc. The mortality and morbidity rates used are chosen on the basis of national tables and the insurance industry standard. Empirical values for the reinsured portfolio, where available, are also taken into consideration. In this context insights into the gender, age and smoker structure are incorporated into the calculations, and allowance is also made for factors such as product type, sales channel and the frequency of premium payment by policyholders.

At the inception of every reinsurance contract, assumptions about the three parameters are made and locked in for the purpose of calculating the benefit reserve. At the same time, safety/fluctuation loadings are built into each of these components. In order to ensure at all times that the originally chosen assumptions continue to be adequate throughout the contract, checks are made on a regular – normally annual – basis in order to determine whether these assumptions need to be adjusted ("unlocked").

The benefit reserve is established in accordance with the principles set out in SFAS 60. The provisions are based on the Group companies' information regarding mortality, interest and lapse rates.

Development of the benefit reserve

Figures in EUR thousand	2007			2006		
	Gross	Retro	Net	Gross	Retro	Net
Net book value at 31 December of the previous year	6,109,154	447,537	5,661,617	5,779,169	94,089	5,685,080
Currency translation at 1 January	(324,136)	(3,763)	(320,373)	(116,245)	(2,968)	(113,277)
Reserve at 1 January of the year under review	5,785,018	443,774	5,341,244	5,662,924	91,121	5,571,803
Changes	436,704	38,770	397,934	337,899	145,138	192,761
Portfolio entries/exits	(58,727)	(227,707)	168,980	110,771	211,641	(100,870)
Currency translation at 31 December	(19,535)	239	(19,774)	(2,440)	(363)	(2,077)
Net book value at 31 December of the year under review	6,143,460	255,076	5,888,384	6,109,154	447,537	5,661,617

The unearned premium reserve derives from the deferral of ceded reinsurance premium. The unearned premium is determined by the period during which the risk is carried and established in accordance with the information supplied by ceding companies. In cases where no information was received, the unearned premium was estimated using suitable methods. Premium paid for periods subsequent to the date of the balance sheet was deferred from recognition within the statement of income.

Development of unearned premium reserve

Figures in EUR thousand	2007			2006		
	Gross	Retro	Net	Gross	Retro	Net
Net book value at 31 December of the previous year	1,581,034	339,096	1,241,938	1,977,570	463,528	1,514,042
Currency translation at 1 January	(131,539)	(32,980)	(98,559)	(149,095)	(36,570)	(112,525)
Reserve at 1 January of the year under review	1,449,495	306,116	1,143,379	1,828,475	426,958	1,401,517
from discontinued operations	–	–	–	120,691	(39,084)	159,775
Changes	(298,490)	(227,511)	(70,979)	(134,713)	(132,587)	(2,126)
Portfolio entries/exits	(664)	(108)	(556)	(34)	(20)	(14)
Currency translation at 31 December	36,041	13,825	22,216	7,997	5,661	2,336
Net book value at 31 December of the year under review	1,186,382	92,322	1,094,060	1,581,034	339,096	1,241,938

The adequacy of the technical liabilities arising out of our reinsurance treaties is reviewed as at each balance sheet date. As part of the adequacy test for technical liabilities the anticipated future contractual payment obligations are compared with the anticipated future income. Hannover Re adopts the "loss recognition" method set out under US GAAP. Should the result of the test indicate that the anticipated future income will not be sufficient to fund future payments, the entire shortfall is recognised in income by first writing off capitalised acquisition costs corresponding to the shortfall. Any remaining difference is constituted as an additional provision.

Funds held under reinsurance treaties

The funds held under reinsurance treaties totalling EUR 956.9 million (EUR 1,419.4 million) represent the cash and securities deposits furnished to our company by our retrocessionaires that do not trigger any cash flows and cannot be used without the consent of our retrocessionaires. The durations of these deposits are matched to the corresponding shares of the reinsurers in the technical provisions. If such a share no longer exists the corresponding funds held are reduced to the same extent.

7.3 Contracts without sufficient technical risk

IFRS 4 requires that insurance contracts be differentiated from contracts without sufficient technical risk.

We have identified insurance contracts which do not satisfy the requirements of SFAS 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts". These involve reinsurance treaties under which the risk transfer between the ceding company and the reinsurer is of merely subordinate importance. These contracts were recognised using the so-called "deposit accounting" method and hence eliminated from the technical account. The profit components were netted under other income/expenses. The payment flows resulting from these contracts were reported in the cash flow statement under operating activities. The balances were shown as contract deposits, the fair values of which corresponded approximately to their book values.

The contract deposits on the liabilities side increased by EUR 142.0 million in the year under review from EUR 3,526.8 million to EUR 3,668.8 million. The rise was due principally to growth in new business in the area of non-traditional life reinsurance.

7.4 Goodwill; present value of future profits on acquired life reinsurance portfolios

In accordance with IFRS 3 "Business Combinations" scheduled amortisation was not taken on goodwill. Goodwill was subject to an impairment test.

Development of goodwill

Figures in EUR thousand	2007	2006
Net book value at 31 December of the previous year	152,639	193,098
Currency translation at 1 January	(12,440)	(17,470)
Net book value at 1 January of the year under review	140,199	175,628
Additions	6,785	3,614
Disposals	108,653	7,639
Impairments	–	20,073
Currency translation at 31 December	7,107	1,109
Net book value at 31 December of the year under review	45,438	152,639

Goodwill

As at the balance sheet date this item principally includes the goodwill from the acquisition of E+S Rückversicherung AG. For further information on the method used to test impairment the reader is referred to our explanatory remarks in Section 3.2 "Summary of major accounting policies".

The additions were for the most part attributable to the acquisition of additional interests in E+S Rück. In this regard please see our remarks in Section 5.3 "Further corporate changes".

Disposals in an amount of EUR 107.5 million resulted from the sale of Praetorian Financial Group.

Development of the present value of future profits (PVFP) on acquired life reinsurance portfolios

Figures in EUR thousand	2007	2006
Net book value at 31 December of the previous year	5,102	7,472
Currency translation at 1 January	(324)	19
Net book value at 1 January of the year under review	4,778	7,491
Disposal	18	-
Amortisation	1,886	2,407
Currency translation at 31 December	37	18
Net book value at 31 December of the year under review	2,911	5,102

The PVFP, the period of amortisation of which varies between 5.5 and 15 years, is recognised under other assets. For further information please refer to our explanatory notes on intangible assets in Section 3.2 "Summary of major accounting policies".

7.5 Taxes and deferred taxes

Deferred tax assets and liabilities are booked in accordance with IAS 12 for tax reductions and additional tax charges expected in subsequent financial years, insofar as they result from different valuations of individual balance sheet items. In principle, such valuation differences may arise between the national tax balance sheet and the national commercial balance sheet, the uniform consolidated balance sheet and the national commercial balance sheet as well as from tax loss carry-forwards and tax credits.

In July 2007 the German Federal Council approved the Business Tax Reform Act 2008. Among other things, this will lead to a reduction in tax rates for corporations domiciled in Germany effective 1 January 2008. Deferred taxes relating to domestic Group companies were therefore measured using the correspondingly lower tax rate. Consequently, the tax expenditure for the current financial year recognises non-recurring income from this revaluation in an amount of EUR 191.5 million for the parent company Hannover Re and E+S Rückversicherung AG. Taken together with the changes in relation to other Group companies, the total change in deferred taxes due to changes in tax rates was EUR 193.3 million.

Deferred taxes at the Group level were booked using the Group tax rate of 32% (40%).

Breakdown of actual and deferred income taxes:

Income tax

Figures in EUR thousand	2007	2006
Actual tax for the year under review	219,727	96,700
Actual tax for other periods	54,991	33,640
Deferred taxes due to temporary differences	(46,377)	71,550
Deferred taxes from loss carry-forwards	12,364	23,187
Change in deferred taxes due to changes in tax rates	(193,253)	–
Recognised tax expenditure	47,452	225,077

Domestic/foreign breakdown of recognised tax expenditure/income

Figures in EUR thousand	2007	2006
Current taxes		
Germany	214,538	57,359
Outside Germany	60,180	72,982
Deferred taxes		
Germany	(282,152)	123,566
Outside Germany	54,886	(28,830)
Total	47,452	225,077

The following table presents a breakdown of the deferred tax assets and liabilities into the balance sheet items from which they are derived.

Deferred tax assets and deferred tax liabilities of all Group companies

Figures in EUR thousand	2007	2006
Deferred tax assets		
Tax loss carry-forwards	5,786	110,794
Loss and loss adjustment expense reserves	228,757	423,090
Benefit reserves	147,626	106,441
Other provisions	46,342	96,842
Accounts receivable	72,657	53,528
Valuation differences relating to investments	35,670	20,957
Funds held	34,108	20,547
Other valuation differences	6,785	12,722
Total	577,731	844,921
Deferred tax liabilities		
Loss and loss adjustment expense reserves	3,655	3,642
Benefit reserves	53,456	40,883
Other technical/non-technical provisions	15,054	7,458
Equalisation reserve	679,732	990,062
Contract deposits	13,924	18,801
Deferred acquisition costs	367,847	501,101
Accounts receivable/reinsurance payable	113,018	104,364
Valuation differences relating to investments	96,542	77,759
Other valuation differences	7,351	12,827
Total	1,350,579	1,756,897
Deferred tax liabilities	772,848	911,976

The deferred taxes recognised directly in shareholders' equity at the end of the financial year amounted to EUR 3.7 million (EUR 24.0 million). They resulted from items that were charged or credited directly to equity.

Please refer to Section 3.2 "Summary of major accounting policies" regarding the recognition and measurement of deferred tax assets and liabilities.

The following table presents a reconciliation of the expected expense for income taxes with the actual provision for income taxes reported in the statement of income. The pre-tax result is multiplied by the Group tax rate in order to calculate the Group's expected expense for income taxes. The Group tax rate used is rounded to take account of the corporate income tax rate including the German reunification charge levied on corporate income tax as well as trade earnings tax.

Reconciliation of the expected expense for income taxes with the actual expense

Figures in EUR thousand	2007	2006
Profit before income taxes	862,397	742,152
Expected tax rate	40%	40%
Expected expense for income taxes	344,959	296,861
Changes in tax rates	(193,253)	327
Taxation differences affecting foreign subsidiaries	(73,906)	(31,222)
Non-deductible expenses	39,143	24,090
Tax-exempt income	(79,126)	(118,742)
Tax expense not attributable to the reporting period	56,073	33,240
Utilisation of previously adjusted loss carry-forwards	(61,309)	-
Other	14,871	20,523
Actual expense for income taxes	47,452	225,077

Availability of capitalised loss carry-forwards
Unused tax loss carry-forwards of EUR 230.3 million (EUR 522.4 million) existed as at the balance sheet date. Making allowance for local tax rates, EUR 210.2 million (EUR 207.2 million) thereof was not capitalised since realisation is not sufficiently certain.

In addition, tax credits of EUR 17.9 million (EUR 14.0 million) were available, of which EUR 17.2 million were not capitalised.

Availability of loss carry-forwards and tax credits that have not been capitalised

Figures in EUR thousand	One to five years	Six to ten years	More than ten years	Unlimited	Total
Loss carry-forwards	4,897	-	110,510	94,809	210,216
Tax credits	-	-	-	17,233	17,233
Total	4,897	-	110,510	112,042	227,449

7.6 Staff and expenditures on personnel

Staff
The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,922 (1,988).

As at the balance sheet date altogether 1,825 (2,002) staff were employed by the Hannover Re Group, with 907 (877) employed in Germany and 918 (1,125) working for the consolidated Group companies abroad. The decrease in the workforce abroad was attributable to the discontinued operations.

	2007					2006	
Personnel information	31.03.	30.06.	30.09.	31.12.	Average	31.12.	Average
Number of employees (excluding board members)	2,081	1,849	1,855	1,825	1,922	2,002	1,988

The nationalities of the workforce as at the balance sheet date were as follows:

	2007						
Nationality of employees	German	US	South African	UK	Irish	Other	Total
Number of employees	851	310	152	120	33	359	1,825

Expenditures on personnel
The expenditures on insurance business, claims expenses (claims settlement) and expenditures on the administration of investments include the following personnel expenditures:

Figures in EUR thousand	2007	2006
a) Wages and salaries		
aa) Expenditures on insurance business	98,396	88,724
ab) Expenditures on the administration of investments	8,015	8,275
	106,411	96,999
b) Social security contributions and expenditure on provisions and assistance		
ba) Social security contributions	13,397	13,186
bb) Expenditures for pension provision	11,686	14,453
bc) Expenditures for assistance	1,727	1,654
	26,810	29,293
Total	133,221	126,292

The table shows the personnel expenditures of the continuing operations. In the year under review additional wages and salaries of EUR 11.5 million (EUR 34.3 million) and social security contributions of EUR 0.8 million (EUR 7.5 million) were recognised in profit or loss from the discontinued operation.

7.7 Provisions for pensions and other post-employment benefit obligations

Pension commitments are given in accordance with the relevant version of the pension plan as amended. The 1968 pension plan provides for retirement, disability, widows' and orphans' benefits. The pension entitlement is dependent on length of service; entitlements under the statutory pension insurance scheme are taken into account. The pension plan was closed to new participants with effect from 31 January 1981.

On 1 April 1993 (1 June 1993 in the case of managerial staff) the 1993 pension plan came into effect. This pension plan provides for retirement, disability and surviving dependants' benefits. The scheme is based upon annual determination of the pension contributions, which at 1% up to the assessment limit in the statutory pension insurance scheme and 2.5% above the assessment limit of the pensionable employment income are calculated in a range of 0.7% to 1% and 1.75% to 2.5% respectively depending upon the company's performance. The pension plan closed as at 31 March 1999.

From 1997 onwards it has been possible to obtain pension commitments through deferred compensation. Following the merger with Gerling-Konzern Lebensversicherungs-AG, Cologne, the employee-funded commitments included in the provisions for accrued pension rights are protected by an insurance contract with HDI-Gerling Lebensversicherung AG, Cologne, at unchanged conditions.

As at 1 July 2000 the 2000 pension plan came into force for the entire Group. Under this plan, new employees included in the group of beneficiaries are granted an indirect commitment from HDI Unterstützungskasse. The pension plan provides for retirement, disability and surviving dependants' benefits.

Effective 1 December 2002 Group employees have an opportunity to accumulate additional old-age provision at unchanged conditions by way of deferred compensation through membership of HDI-Gerling Pensionskasse AG. The benefits provided by HDI-Pensionskasse AG are guaranteed for its members and their surviving dependants and comprise traditional pension plans with bonus increases as well as unit-linked hybrid annuities.

In addition to these pension plans, managerial staff and members of the Executive Board, in particular, enjoy individual commitments as well as commitments given under the benefits plan of the Bochumer Verband.

Provisions for pensions are established in accordance with IAS 19 "Employee Benefits" (rev. 2004) using the projected unit credit method. The pension plans are defined benefit plans. The basis of the valuation is the estimated future increase in the rate of compensation of the pension beneficiaries. The benefit entitlements are discounted by applying the capital market rate for highest-rated securities. The commitments to employees in Germany predominantly comprise benefit obligations financed by the Group companies. The pension plans are unfunded. Amounts carried as liabilities are recognised under other liabilities. The provisions for pensions in Germany and abroad were calculated on the basis of uniform standards defined by Talanx AG and subject to local economic conditions.

Provisions for pensions are established in accordance with actuarial principles and are based upon the commitments made by the Hannover Re Group for retirement, disability and widows' benefits. The amount of the commitments is determined according to length of service and salary level.

The calculation of the provisions for pensions is based upon the following assumptions:

Measurement assumptions

Figures in %	2007			2006		
	Germany	USA	Australia	Germany	USA	Australia
Discount rate	5.50	6.20	5.70	4.65	6.00	5.20
Projected long-term yield on plan assets	-	7.50	7.00	-	7.50	7.00
Rate of compensation increase	3.00	-	5.00	2.50	-	5.00
Indexation	1.75	3.00	3.50	1.25	3.00	3.50

The change in the projected benefit obligation of the pension commitments as well as their breakdown into plans that are unfunded or are wholly or partially funded was as follows:

Change in the projected benefit obligation

Figures in EUR thousand	2007	2006
Projected benefit obligation at the beginning of the year under review	77,400	85,233
Current service cost for the year under review	2,722	3,294
Interest cost	3,654	3,670
Deferred compensation	632	624
Actuarial gain/loss	(3,450)	(8,914)
Currency translation	(160)	(687)
Benefits paid during the year	(1,662)	(3,090)
Past service cost	-	71
Business combinations, divestitures and other activities	70	(2,801)
Plan curtailments	(71)	-
Projected benefit obligation at the end of the year under review	79,135	77,400

Funding of the defined benefit obligation

Figures in EUR thousand	2007	2006
Projected benefit obligation from unfunded plans	70,710	69,287
Projected benefit obligation from wholly or partially funded plans (before deduction of fair value of plan assets)	8,425	8,113
Projected benefit obligation at the end of the year under review	79,135	77,400
Fair value of plan assets	9,372	7,302
Funded status (present value of earned benefit entitlements less fund assets)	69,763	70,098

The fair value of the plan assets developed as follows:

Change in plan assets

Figures in EUR thousand	2007	2006
Fair value at the beginning of the year under review	7,302	10,500
Expected return on plan assets	577	690
Actuarial gain/loss	(281)	101
Currency translation	(190)	(602)
Employer contributions	1,843	318
Contributions paid by plan participants	132	-
Benefits paid during the year	(11)	(1,563)
Amounts allocated to discontinued operations	-	(2,142)
Fair value of plan assets	9,372	7,302

The structure of the asset portfolio underlying the plan assets was as follows.

Portfolio structure of plan assets

as % of plan assets	2007	2006
Equities	7	27
Other	93	73
Total	100	100

The fair value of plan assets as at the balance sheet date included amounts totalling EUR 1.5 million (EUR 3.7 million) for own financial instruments.

The actual return on the plan assets amounted to EUR 0.2 million (EUR 0.8 million) in the year under review.

The following table presents a reconciliation of the funded status – calculated from the difference between the defined benefit obligations and the plan assets – with the provision for pensions recognised as at the balance sheet date.

Reconciliation of the net provision for pensions

Figures in EUR thousand	2007	2006
Defined benefit obligations at the end of the year under review	79,135	77,400
Fair value of plan assets at the end of the year under review	9,372	7,302
Funded status	69,763	70,098
Unrealised actuarial gain/loss	(2,662)	(6,325)
Other amounts	-	786
Net provisions for pensions at 31 December of the year under review	67,101	64,559

The recognised provision for pensions developed as follows in the year under review:

Change in the provisions for pensions

Figures in EUR thousand	2007	2006
Net provisions for pensions at 31 December of the previous year	64,559	57,626
Currency translation	24	(54)
Business combinations, divestitures and other activities	-	(78)
Expense for the year under review	5,930	8,901
Deferred compensation	500	239
Reclassification	70	-
Amounts paid during the year	(2,021)	(126)
Benefits paid during the year	(1,651)	(1,525)
Other	(310)	(424)
Net provisions for pensions at 31 December of the year under review	67,101	64,559

The components of the net periodic pension cost for benefit plans were as follows:

Net periodic pension cost

Figures in EUR thousand	2007	2006
Current service cost for the year under review	2,731	3,294
Interest cost	3,669	3,509
Expected return on plan assets	598	532
Recognised actuarial gain/loss	(60)	(2,366)
Past service cost	–	71
Effect of plan curtailments or settlements	(68)	(193)
Total	5,930	8,901

In determining the actuarial gains and losses to be recognised in the statement of income the corridor method provided for as an option in IAS 19 continued to be applied even after the amendments to the standard.

The net periodic pension cost was recognised in the consolidated statement of income in amounts of EUR 3.8 million (EUR 5.3 million) under administrative expenses, EUR 1.4 million (EUR 2.6 million) under other expenses and EUR 0.7 million (EUR 1.0 million) under other investment expenses.

Actuarial gains of EUR 0.4 million (EUR 0.4 million) were recognised as at the balance sheet date in other comprehensive income.

The following amounts were recognised for the current and previous reporting periods under the accounting of defined benefit plans:

Amounts recognised

Figures in EUR thousand	2007	2006
Present value of defined benefit obligation	79,135	77,400
Fair value of plan assets	9,372	7,302
Surplus/(deficit) in the plan	(69,763)	(70,098)
Experience adjustments on plan liabilities	(3,410)	(8,633)
Experience adjustments on plan assets	(374)	34

In the current financial year Hannover Re expects payments of EUR 6.2 million under the pension plans set out above.

Defined contribution plans
In addition to the defined benefit plans, some Group companies have defined contribution plans that are based on length of service and the employee's income or level of contributions. The expense recognised for these obligations in the year under review in accordance with IAS 19.46 was EUR 2.9 million (EUR 3.1 million), of which only a minimal amount (EUR 0.1 million) was due to obligations to members of staff in key positions.

7.8 Debt and subordinated capital

On 31 March 1999 Hannover Finance, Inc., Wilmington/USA, issued subordinated debt in the form of a floating-rate loan in the amount of USD 400.0 million with a term of 30 years. The due date of the loan is 31 March 2029. It may be redeemed by the issuer no earlier than 31 March 2009. In order to hedge against the risk of interest rate changes associated with this loan, the company purchased interest rate swaps in 1999 in the same amount which expire on 31 March 2009. In this way, the interest rate is converted from a floating rate to a fixed rate for a period ending commensurate with the first opportunity to redeem the loan. In February 2004 and May 2005 Hannover Re bought back portions of the debt amounting to USD 380.0 million, equivalent to altogether 95% of the total volume. The interest rate swaps were closed out in the second quarter of 2006. Under a contract dated 1 June 2007 Hannover Finance, Inc. repurchased the subordinated debt in an amount of USD 380.0 million from Hannover Re. Effective 17 July 2007 the interests in the loan amounting to USD 380.0 million were cancelled and have not been traded on the capital market since that date. The remaining portions of the debt totalling USD 20.0 million are held by investors outside the Group and carry a coupon of LIBOR +80 basis points until 31 March 2009, subsequently stepping up to LIBOR +180 basis points.

In order to safeguard the sustained financial strength of the Hannover Re Group, Hannover Re issued additional subordinated debt. In February 2004 subordinated debt in the amount of EUR 750.0 million was placed through Hannover Finance (Luxembourg) S.A., a wholly owned subsidiary of Hannover Re, on the European capital markets. The bond was placed predominantly with institutional investors. The bond was priced at a spread of 163 basis points over the 10-year mid-swap rate and has a final maturity of 20 years. It may be redeemed by Hannover Re after 10 years at the earliest and at each coupon date thereafter. If the bond is not called at the end of the tenth year, the coupon will step up to a floating-rate yield of quarterly EURIBOR +263 basis points.

In May 2005 Hannover Re issued further subordinated debt in the amount of EUR 500.0 million through its subsidiary Hannover Finance (Luxembourg) S.A. As part of the transaction, holders of Hannover Re's EUR 350.0 million subordinated debt placed in 2001 and which has a term of 30 years and may be called in prior to maturity by the issuer after 10 years, were offered an opportunity to exchange their existing issue for holdings in the new bond. Participation in the exchange was nominally EUR 211.9 million, corresponding to EUR 240.5 million of the new bond issue. The cash component of the new bond in the amount of nominally EUR 259.5 million was placed predominantly with institutional investors in Europe. The remaining volume of the bond issued in 2001 after the exchange amounted to EUR 138.1 million.

In December 2005 the Praetorian Financial Group, Inc. – which was classified as a discontinued operation in the previous year and sold effective 31 May 2007 – issued "Trust Preferred Securities" in an amount of USD 80.0 million with a term of 30 years and a yield of quarterly LIBOR +310 basis points. The "Trust Preferred Securities" were placed with institutional investors. These securities, which in the previous year were allocated to the discontinued operations, were eliminated from the Group as part of the aforementioned sale.

Debt and subordinated capital

Figures in EUR thousand	2007			
	Cost or amortised cost	Fair value measurement	Accrued interest and rent	Fair value
Debt and subordinated capital				
Debt	41,555	–	183	41,738
Subordinated loans	1,373,294	(59,803)	58,098	1,371,589
Other long-term liabilities	28	–	–	28
Total	1,414,877	(59,803)	58,281	1,413,355

Figures in EUR thousand	2006			
	Cost or amortised cost	Fair value measurement	Accrued interest and rent	Fair value
Debt and subordinated capital				
Debt	56,788	–	273	57,061
Subordinated loans	1,372,036	23,192	58,126	1,453,354
Other long-term liabilities	69	–	–	69
Total	1,428,893	23,192	58,399	1,510,484

The aggregated fair value of the extended subordinated loans is based on quoted, active market prices. If such price information was not available, fair value was determined on the basis of the recognised effective interest rate method or estimated using other financial assets with similar rating, duration and return characteristics. Under the effective interest rate method the current market interest rate levels in the relevant fixed-interest-rate periods are always taken as a basis.

Net gains and losses from debt and subordinated capital

Figures in EUR thousand	2007		
	Ordinary income/ expenses	Amortisation	Net result
Debt	(3,312)	–	(3,312)
Subordinated loans	(77,600)	(2,841)	(80,441)
Total	(80,912)	(2,841)	(83,753)

Figures in EUR thousand	2006		
	Ordinary income/ expenses	Amortisation	Net result
Debt	(5,470)	–	(5,470)
Subordinated loans	(77,782)	(3,266)	(81,048)
Total	(83,252)	(3,266)	(86,518)

The ordinary expenses include interest expenses of EUR 77.6 million (EUR 77.8 million) resulting from the subordinated debt with coupons of between 5.0% and 6.25% placed through Hannover Finance (Luxembourg) S.A. in the years from 2001 to 2005. In addition, interest expenditures from the remaining portions of the floating-rate loan issued by Hannover Finance, Inc. are recognised here.

Other financial facilities

In order to protect against possible future major losses Hannover Re took out a new credit line of EUR 500,0 million in 2004 in the form of a syndicated loan. The facility has a term of five years and ends in August 2009. It has not been used to date.

In addition, facilities exist with various financial institutions for letters of credit, including two syndicated guarantee facilities each in the amount of USD 2.0 billion from 2005 and 2006. 50% of the first of these lines matures in January 2010 and the other 50% in January 2012, while the second line matures in January 2013. For further information on the letters of credit provided please see our explanatory remarks in Section 9.2 "Contingent liabilities and commitments".

Maturities of financial liabilities

Figures in EUR thousand	2007						
	Less than three months	Three months to one year	One to five years	Five to ten years	Ten to twenty years	More than twenty years	No maturity
Other liabilities[1]	74,766	84,644	14	–	–	–	6,345
Debt	–	11,427	22,215	7,913	–	–	–
Subordinated loans	–	–	–	–	745,907	151,229	476,158
Other long-term liabilities	–	28	–	–	–	–	–
Total	74,766	96,099	22,229	7,913	745,907	151,229	482,503

[1] *Excluding derivatives*

Figures in EUR thousand	2006						
	Less than three months	Three months to one year	One to five years	Five to ten years	Ten to twenty years	More than twenty years	No maturity
Other liabilities[1]	65,897	82,598	7	–	–	–	23,049
Debt	–	650	15,739	40,399	–	–	–
Subordinated loans	–	–	–	–	745,761	152,659	473,616
Other long-term liabilities	–	30	39	–	–	–	–
Total	65,897	83,278	15,785	40,399	745,761	152,659	496,665

[1] *Excluding derivatives*

7.9 Shareholders' equity and minority interests

Shareholders' equity is shown as a separate component of the financial statement in accordance with IAS 1 "Presentation of Financial Statements" and subject to IAS 32 "Financial Instruments: Disclosure and Presentation" in conjunction with IAS 39 "Financial Instruments: Recognition and Measurement". The change in shareholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

The common shares (share capital of the parent company) amount to EUR 120,597,134.00. They are divided into 120,597,134 voting and dividend-bearing registered no-par shares. The shares are paid in in full. Each share carries an equal voting right and an equal dividend entitlement.

Minority interests are established in accordance with the shares held by companies outside the Group in the shareholders' equity of the subsidiaries.

Authorised capital of up to EUR 60,299 thousand is available with a time limit of 31 May 2009.

New individual registered shares may be issued on one or more occasions for contributions in cash or kind. Of the total amount, up to EUR 1,000 thousand may be used to issue employee shares.

In addition, conditional capital of up to EUR 60,299 thousand is available. It can be used to grant shares to holders of convertible bonds and bonds with warrants as well as to holders of participating bonds with conversion rights and warrants and has a time limit of 11 May 2011.

Management of capital
The preservation and consistent enhancement of its capital is a key strategic objective for Hannover Re. As part of its approach to capital management Hannover Re considers the policyholders' surplus over and above the shareholders' equity recognised in the balance sheet. The policyholders' surplus is defined as the sum total of

- shareholders' equity excluding minority interests, composed of the common shares, additional paid-in capital, other comprehensive income and retained earnings,
- minority interests and
- hybrid capital used as an equity substitute, which encompasses our subordinated debt.

The policyholders' surplus totalled EUR 5,295.1 million (EUR 4,878.4 million) as at the balance sheet date.

The chart below illustrates the development of the policyholders' surplus over the last five reporting years.

Development of policyholders' surplus



in EUR million
6,000
5,000
4,000
3,000
2,000
1,000
0
CAGR: 9.5%
3,680
784
492
2,405
4,172
1,116
531
2,525
4,580
967
471
541
2,601
4,878
898
474
609
2,898
5,295
897
476
573
3,349
Shareholders' equity
Minority interest
Hybrid capital, limited maturity
Hybrid capital, no maturity
2003
2004
2005
2006
2007

* CAGR: Compound annual growth rate
* Capital increase: +EUR 530 million
* Hybrid capital: +EUR 750 million -USD 380 million repurchase -EUR 118 million repayment
* Hybrid capital: +EUR 500 million new issue -EUR 212 million exchange
* US GAAP

Hannover Re uses "Intrinsic Value Creation" (IVC) as its central value-based management tool. For more information on this concept as well as the objectives and principles in accordance with which we conduct our enterprise management and capital management the reader is referred to our remarks on value-based management on pages 53 et seq. of this report.

Hannover Re satisfies the capital expectations of the rating agencies that assess the Group's financial strength. Some Group companies are subject to additional national capital and solvency requirements. All Group companies met the applicable local minimum capital requirements in the year under review. The parent company ensures that the local minimum capital requirements applicable to subsidiaries are always satisfied in accordance with the official requirements defined by insurance regulators.

7.10 Other comprehensive income

Cumulative other comprehensive income amounted to EUR 6.5 million (-EUR 1.5 million). It resulted principally from the recognition as income of hedge-ineffective changes in the fair value of derivative financial instruments.

7.11 Treasury shares

IAS 1 requires separate disclosure of treasury shares in shareholders' equity. By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 3 May 2007, the company was authorised until 31 October 2008 to acquire treasury shares of up to 10% of the share capital existing on the date of the resolution. The company did not hold treasury shares at any time during the reporting period.

7.12 Earnings per share

Basic and fully diluted earnings per share

	2007			2006		
	Result (in EUR thousand)	No. of shares	Per share (in EUR)	Result (in EUR thousand)	No. of shares	Per share (in EUR)
Group net income	733,658	–	–	514,390	–	–
Weighted average of issued shares	–	120,597,134	–	–	120,597,134	–
Earnings per share	733,658	120,597,134	6.08	514,390	120,597,134	4.27
from continuing operations	698,573	120,597,134	5.79	428,696	120,597,134	3.56
from discontinued operations	35,085	120,597,134	0.29	85,694	120,597,134	0.71

Neither in the year under review nor in the previous reporting period were there any dilutive effects or other extraordinary components of income which should have been recognised or disclosed separately in the calculation of the earnings per share.

The earnings per share could potentially be diluted in future through the issue of shares or subscription rights from the authorised or conditional capital.

Dividend per share

Dividends of EUR 193.0 million (EUR 0.0 million) were paid in the year under review for 2006.

On the occasion of the Annual General Meeting to be held on 6 May 2008 it will be proposed that a dividend of EUR 1.80 per share plus a bonus dividend of EUR 0.50 per share, equivalent to a total amount of EUR 277.4 million, should be distributed for the 2007 financial year. The dividend proposal does not form part of this consolidated financial statement.

7.13 Other assets and liabilities

Other assets

Figures in EUR thousand	2007	2006
Own-use real estate	40,758	40,224
Other receivables	2,589	7,274
Present value of future profits on acquired life reinsurance portfolios	2,911	5,102
Fixtures, fittings and equipment	25,781	23,732
Other assets	4,684	6,285
Other intangible assets	56,390	45,030
Tax refund claims	23,304	29,906
Receivables from affiliated companies	861	591
Insurance for pension commitments	43,556	39,731
Other	43,444	63,560
Total	244,278	261,435

The portfolio of own-use real estate was measured at cost of purchase less scheduled straight-line depreciation over useful lives of 10 to 50 years. The fair values were calculated using the discounted cash flow method.

Development of fixtures, fittings and equipment

Figures in EUR thousand	2007	2006
Gross book value at 31 December of the previous year	83,344	85,606
Currency translation at 1 January	(3,182)	(2,194)
Gross book value after currency translation	80,162	83,412
from discontinued operations	–	3,673
Change in consolidated group	–	81
Additions	16,399	13,288
Disposals	908	9,421
Reclassification	–	(749)
Currency translation at 31 December	(301)	406
Gross book value at 31 December of the year under review	95,352	83,344
Cumulative depreciation at 31 December of the previous year	59,612	55,389
Currency translation at 1 January	(2,167)	(905)
Cumulative depreciation after currency translation	57,445	54,484
Disposals	347	4,490
Depreciation		
scheduled	12,953	10,930
Reclassification	–	(1,399)
Change in consolidated group	–	44
Currency translation at 31 December	(480)	43
Cumulative depreciation at 31 December of the year under review	69,571	59,612
Net book value at 31 December of the previous year	23,732	30,217
Net book value at 31 December of the year under review	25,781	23,732

With regard to the measurement of fixtures, fittings and equipment, the reader is referred to our explanatory notes on the other assets in Section 3.2 "Summary of major accounting policies".

Development of other intangible assets

Figures in EUR thousand	2007	2006
Gross book value at 31 December of the previous year	141,242	129,566
Currency translation at 1 January	(1,765)	(1,445)
Gross book value after currency translation	139,477	128,121
Change in consolidated group	-	(59)
Additions	16,390	13,354
Disposals	455	176
Currency translation at 31 December	17	2
Gross book value at 31 December of the year under review	155,429	141,242
Cumulative depreciation at 31 December of the previous year	96,212	93,730
Currency translation at 1 January	(98)	(241)
Cumulative depreciation after currency translation	96,114	93,489
Change in consolidated group	–	25
Disposals	–	176
Write-ups	40	-
Depreciation		
scheduled	2,965	2,927
Currency translation at 31 December	-	3
Cumulative depreciation at 31 December of the year under review	99,039	96,212
Net book value at 31 December of the previous year	45,030	35,836
Net book value at 31 December of the year under review	56,390	45,030

As at the balance sheet date the item included EUR 0.1 million (EUR 0.1 million) for self-provided software and EUR 11.7 million (EUR 13.8 million) for purchased software. Scheduled depreciation is taken over useful lives of three to ten years.

The additions can be broken down into EUR 13.4 million (EUR 10.6 million) for purchased software and EUR 2.8 million (EUR 2.6 million) for advance payments on self-provided software.

Effective 1 July 2003 Hannover Re took out insurance for pension commitments. The commitments involve deferred annuities with regular premium payment under a group insurance policy. In accordance with IAS 19 they were carried as a separate asset at fair value as at the balance sheet date in an amount of EUR 43.6 million (EUR 39.7 million).

The age structure of the other receivables which were unadjusted but considered overdue as at the balance sheet date is presented below.

Age structure of overdue other receivables

Figures in EUR thousand	2007			2006		
	Less than three months	Three months to one year	More than one year	Less than three months	Three months to one year	More than one year
Other receivables	198	1,818	6,571	2,988	2,192	7,316
Accrued interest	8	-	-	38	-	-
Total	206	1,818	6,571	3,026	2,192	7,316

Value adjustments were taken on other receivables in an amount of EUR 0.2 million (EUR 0.7 million) in the year under review on the basis of specific impairment analyses.

Credit risks may result from other financial assets that were not overdue or adjusted as at the balance sheet date. In this regard, the reader is referred to our overall comments in Section 6.1 "General risk management".

Other liabilities

Figures in EUR thousand	2007	2006
Liabilities from derivatives	15,892	5,847
Interest	63,283	64,831
Deferred income	18,682	25,826
Costs of the annual financial statements	3,033	2,928
Liabilities to trustees	8,494	9,483
Interest on additional tax payments	-	17,055
Stock appreciation rights	4,648	4,590
Liabilities due to affiliated companies	552	5,954
Provisions arising out of employment relationships	29,521	22,259
Direct minority interests in partnerships	28,011	20,192
Other	104,921	69,889
Total	277,037	248,854

The other liabilities include sundry non-technical provisions of EUR 67.4 million (EUR 71.5 million), which developed as shown in the following table.

Development of sundry non-technical provisions

Figures in EUR thousand	Balance at 31.12.2006	Currency translation at 1 January	Balance at 1 January of the year under review
Provisions for			
Interest pursuant to 233a Fiscal Code (AO)	17,055	-	17,055
Audits and costs of publishing the annual financial statements	2,928	(56)	2,872
Consultancy fees	1,482	(111)	1,371
Stock appreciation rights	4,590	(101)	4,489
Suppliers' invoices	8,527	(600)	7,927
Partial retirement arrangements and early retirement obligations	4,772	(3)	4,769
Holiday entitlements and overtime	2,602	(49)	2,553
Anniversary bonuses	1,281	-	1,281
Management bonuses	13,604	(467)	13,137
Other	14,615	(674)	13,941
Total	71,456	(2,061)	69,395

Additions	Utilisation	Release	Currency translation at 31 December	Balance at 31.12.2007
-	-	17,055	-	-
2,583	2,271	134	(17)	3,033
1,988	1,431	-	37	1,965
1,783	1,519	122	17	4,648
5,018	7,456	11	186	5,664
459	29	-	(6)	5,193
2,658	2,430	-	-	2,781
154	-	-	-	1,435
20,629	10,400	2,761	(493)	20,112
14,799	4,628	506	(1,073)	22,533
50,071	30,164	20,589	(1,349)	67,364

7.14 Technical statement of income

Technical result

Figures in EUR thousand	2007	2006
Gross written premium	8,258,901	9,289,323
Ceded written premium	1,036,950	2,199,359
Change in unearned premium	298,490	134,713
Change in ceded unearned premium	(227,511)	(132,587)
Net premium earned	7,292,930	7,092,090
Other technical income	1,130	3,281
Total net technical income	7,294,060	7,095,371
Claims and claims expenses paid	4,556,882	4,794,874
Change in loss and loss adjustment expense reserve	474,189	178,198
Claims and claims expenses	5,031,071	4,973,072
Change in benefit reserves	398,232	195,465
Premium refund	298	2,704
Net change in benefit reserves	397,934	192,761
Commissions	1,671,783	1,901,486
Change in deferred acquisition costs	(83,007)	(12,294)
Change in provision for contingent commissions	4,220	26,573
Other acquisition costs	12,571	15,443
Other technical expenses	20,081	33,988
Administrative expenses	204,358	194,406
Net technical result	(130,965)	(254,652)

With regard to the claims and claims expenses as well as the change in benefit reserves the reader is also referred to Section 7.2 "Technical assets and liabilities". The change in benefit reserves relates exclusively to the life and health reinsurance segment.

The administrative expenses amounted to altogether 2.8% (2.7%) of net premium earned.

Other technical income

Figures in EUR thousand	2007	2006
Other technical income (gross)	1,816	4,189
Reinsurance recoverables	686	908
Other technical income (net)	1,130	3,281

Commissions and brokerage, change in deferred acquisition costs

Figures in EUR thousand	2007	2006
Commissions paid (gross)	1,857,719	2,244,906
Reinsurance recoverables	185,936	343,420
Change in deferred acquisition costs (gross)	(164,087)	(57,957)
Reinsurance recoverables	(81,080)	(45,664)
Change in provision for contingent commissions (gross)	(65)	30,670
Reinsurance recoverables	(4,285)	4,096
Commissions and brokerage, change in deferred acquisition costs (net)	1,759,010	1,940,353

Other technical expenses

Figures in EUR thousand	2007	2006
Other technical expenses (gross)	20,034	33,675
Reinsurance recoverables	(47)	(313)
Other technical expenses (net)	20,081	33,988

7.15 Other income/expenses

Figures in EUR thousand	2007	2006
Other income		
Exchange gains	80,058	53,169
Income from contracts recognised in accordance with the deposit accounting method	75,383	33,391
Other interest income	2,154	4,482
Income from services	7,849	556
Income from the sale of participating interests	11,995	–
Reversals of impairments on receivables	47,686	14,388
Sundry income	27,509	26,753
	252,634	132,739
Other expenses		
Exchange losses	58,932	27,831
Other interest expenses	70,781	16,974
Depreciation	14,372	12,147
Expenses for services	7,591	1,570
Expenses for the company as a whole	37,044	37,579
Separate value adjustments	54,700	89,993
Goodwill impairments	–	20,073
Sundry expenses	59,998	40,930
	303,418	247,097
Total	(50,784)	(114,358)

Of the separate value adjustments, an amount of EUR 52.5 million (EUR 35.8 million) was attributable to accounts receivable, EUR 2.0 million (EUR 53.5 million) to reinsurance recoverables on unpaid claims and EUR 0.2 million (EUR 0.7 million) to other receivables.

8. Related party disclosures

8.1 Transactions with related parties

IAS 24 defines related parties inter alia as parent companies and subsidiaries, subsidiaries of a common parent company, associated companies, legal entities under the influence of management and the management of the company itself. In the year under review the following significant business relations existed with related parties.

HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) indirectly held a majority interest in Hannover Re as at the balance sheet date through the subsidiaries Talanx AG, HDI Verwaltungs-Service GmbH and Zweite HDI Beteiligungsgesellschaft mbH, all based in Hannover. With regard to the change in the ownership structure of Hannover Re on 10 January 2008 please see Section 9.7 "Events after the balance sheet date".

The Hannover Re Group provides reinsurance protection for the HDI Group. To this extent, numerous underwriting business relations exist with related parties in Germany and abroad which are not included in Hannover Re's consolidation. This includes business both assumed and ceded at usual market conditions. Protection Reinsurance Intermediaries AG grants Hannover Re and E+S Rück a preferential position as reinsurers of ceding companies within the Talanx Group. In addition, Hannover Re and E+S Rück are able to participate in the protection covers on the retention of Group cedants and share in the protection afforded by them.

The major reinsurance relationships with related parties in the year under review are listed in the following table.

Business assumed and ceded in Germany and abroad

Figures in EUR thousand	**2007**	
Related parties	**Premium**	**Underwriting result**
Business assumed		
ASPECTA Assurance International AG	20,151	3,088
ASPECTA Assurance International Luxembourg S.A.	33,149	3,592
ASPECTA Lebensversicherung AG	142,770	7,447
CiV Lebensversicherung AG	47,872	(1,375)
CiV Versicherung AG	17,326	3,857
HDI Asekuracja Towarzystwo Ubezpieczen S.A.	6,330	(12,199)
HDI Assicurazioni S.p.A.	15,566	2,960
HDI Direkt Versicherung AG	952	64,106
HDI-Gerling Firmen und Privat Versicherung AG	20,216	(43,318)
HDI-Gerling Industrie Versicherung AG	275,246	12,111
HDI-Gerling Lebensversicherung AG	25,058	(1,861)
HDI-Gerling Verzekeringen N.V.	27,249	10,892
HDI HANNOVER International España, Cia de Seguros y Reaseguros S.A.	19,176	4,241
HDI Hannover Versicherung AG	10,527	5,476
HDI Sigorta A.S.	27,489	1,503
Magyar Posta Biztosító Résvénytársaság	9,449	745
Postbank Lebensversicherung AG	50,032	(923)
Other companies	13,662	369
	762,220	60,711
Business ceded		
HDI-Gerling Industrie Versicherung AG	(1,051)	1,075
Other companies	(41)	(41)
Total	(1,092)	1,034

The underwriting profit of EUR 64.1 million booked by HDI Direkt Versicherung AG resulted largely from the release of reserves constituted for liability claims from previous periods.

With effect from the 1997 financial year onwards all new business and renewals written on the German market have been the responsibility of E+S Rück, while Hannover Re has handled foreign markets. Internal retrocession arrangements ensure that the percentage breakdown of the business applicable to the previously existing underwriting partnership is largely preserved between these companies.

Hannover Re holds a participation certificate of HDI Haftpflichtverband der Deutschen Industrie V.a.G. in an amount of EUR 18.5 million with a coupon of 7.25% which becomes due on 1 October 2008. The participation certificate, to which accrued interest of EUR 1.3 million is allocable, was recognised under the portfolio of fixed-income securities held to maturity.

Hannover Re (Bermuda) Ltd. has extended a loan due on 31 May 2012 with a coupon of 4.98% to Talanx AG, the volume of which as at the balance sheet date was EUR 51.5 million. The book value includes accrued interest of EUR 1.5 million. This instrument was recognised under other invested assets.

The Group companies E+S Rück, Hannover Finance (Luxembourg) S.A., Hannover Reinsurance (Ireland) Ltd. and Hannover Re (Bermuda) Ltd. invested in an amount of altogether EUR 153.9 million in a bearer debenture of Talanx AG with a term until 8 July 2013 and a coupon of 5.43%. The book value of the instrument, which is recognised under fixed-income securities held to maturity, included accrued interest of EUR 3.9 million as at the balance sheet date.

As part of long-term lease arrangements companies belonging to the Hannover Re Group rented out business premises in 2007 to AmpegaGerling Investment GmbH, HDI Service AG, HDI Industrie Versicherung AG, HDI Direkt Versicherung AG (formerly HDI Privat Versicherung AG) and Protection Reinsurance Intermediaries AG, all based in Hannover. IT and management services were also performed for the latter under three service contracts. IT services were also rendered for AmpegaGerling Asset Management GmbH.

Within the contractually agreed framework AmpegaGerling Asset Management GmbH performs investment and asset management services for Hannover Re and some of its subsidiaries. Assets in special funds are managed by AmpegaGerling Investment GmbH.

Pension obligations were assumed or transferred as a number of employees moved from AmpegaGerling Asset Management GmbH to Hannover Re and E+S Rück and from Hannover Re to Protection Reinsurance Intermediaries AG.

Companies belonging to the Talanx Group granted the Hannover Re Group insurance protection inter alia in the areas of public liability, fire, group accident and business travel collision insurance. Talanx AG took out directors' and officers' (D&O) insurance for Praetorian Financial Group, Inc. on behalf of the Hannover Re Group. The insurance premiums were billed to Hannover Re, which the latter on-debited to Hannover Finance, Inc. In addition, Talanx AG billed Hannover Re and E+S Rück pro rata for the directors' and officers' insurance of the Talanx Group. Divisions of Talanx AG also performed services for us in the areas of taxes and general administration.

All transactions were effected at usual market conditions. We gave an account of these transactions with regard to Hannover Re and E+S Rück in the corresponding dependent company reports pursuant to § 312 Stock Corporation Act (AktG).

With regard to the acquisition of the 10% stake held by CiV Lebensversicherung AG, a subsidiary of Talanx AG, in E+S Rück by Hannover Rück Beteiligung Verwaltungs-GmbH and the subsequent resale of 2% of this stake to a third party outside the Group, we would refer the reader to our remarks in Section 5.3 "Further corporate changes".

8.2 Remuneration and shareholdings of the management boards of the parent company

With regard to this information we would refer the reader to the remuneration report included as part of our Corporate Governance report, in particular pages 184 to 191.

The remuneration report is based on the recommendation of the German Corporate Governance Code and contains information which also forms part of the notes to the 2007 consolidated financial statement as required by IAS 24 "Related Party Disclosures". Under German commercial law, too, this information includes data specified as mandatory for the notes (§ 314 HGB) and the management report (§ 315 HGB). These details are discussed as a whole in the remuneration report. Consequently, we have not provided any further explanation in the notes or management report.

8.3 Share-based payment

With effect from 1 January 2000 the Executive Board of Hannover Re, with the consent of the Supervisory Board, introduced a virtual stock option plan that provides for the granting of stock appreciation rights to certain managerial staff. The content of the stock option plan is based solely on the Conditions for the Granting of Stock Appreciation Rights. All the members of the Group's management are eligible for the award of stock appreciation rights. Exercise of the stock appreciation rights does not give rise to any entitlement to the delivery of Hannover Re stock, but merely to payment of a cash amount linked to the performance of the Hannover Re share. Recognition of transactions involving stock appreciation rights with cash settlement is governed by the requirements of IFRS 2 "Share-based Payment".

Stock appreciation rights were first granted for the 2000 financial year and are awarded separately for each subsequent financial year (allocation year), provided the performance criteria defined in the Conditions for the Granting of Stock Appreciation Rights are satisfied.

The internal performance criterion is satisfied upon achievement of the target performance defined by the Supervisory Board, which is expressed in terms of the diluted earnings per share (EPS) calculated in accordance with IAS 33 "Earnings Per Share". If the target EPS is surpassed or undershot, the provisional basic number of stock appreciation rights initially granted is increased or reduced accordingly to produce the EPS basic number. The external performance criterion is the development of the share price in the allocation year. The benchmark used in this regard is the weighted ABN Amro Rothschild Global Reinsurance Index. This index encompasses the performance of all listed reinsurers worldwide. Depending upon the outperformance or underperformance of this index, the EPS basic number is increased – albeit by at most 400% of the EPS basic number – or reduced – although by no more than 50% of the EPS basic number.

The maximum period of the stock appreciation rights is ten years, commencing at the end of the year in which they are awarded. Stock appreciation rights which are not exercised by the end of the 10-year period lapse. Stock appreciation rights may only be exercised after a waiting period and then only within four exercise periods each year. For 40% of the stock appreciation rights (first tranche of each allocation year) the waiting period is two years, for each additional 20% (tranches two to four of each allocation year) of the stock appreciation rights the waiting period is extended by one year. Each exercise period lasts for ten trading days, in each case commencing on the sixth trading day after the date of publication of the quarterly report of Hannover Rückversicherung AG.

Upon exercise of a stock appreciation right the amount paid out to the entitled party is the difference between the basic price and the current market price of the Hannover Re share at the time of exercise. In this context, the basic price corresponds to the arithmetical mean of the closing prices of the Hannover Re share on all trading days of the first full calendar month of the allocation year in question. The current market price of the Hannover Re share at the time when stock appreciation rights are exercised is determined by the arithmetical mean of the closing prices of the Hannover Re share on the last twenty trading days prior to the first day of the relevant exercise period.

The amount paid out is limited to a maximum calculated as a quotient of the total volume of compensation to be granted in the allocation year and the total number of stock appreciation rights awarded in the year in question.

In the event of cancellation of the employment relationship or termination of the employment relationship as a consequence of a termination agreement or a set time limit, a holder of stock appreciation rights is entitled to exercise all such rights in the first exercise period thereafter. Stock appreciation rights not exercised in this period and those in respect of which the waiting period has not yet expired shall lapse. Retirement, disability or death of the member of management shall not be deemed to be termination of the employment relationship for the purpose of exercising stock appreciation rights.

The allocations for the years 2000, 2002 to 2004 and 2006 gave rise to the following commitments in the year under review. No allocations were made for 2001 or 2005.

Stock appreciation rights of Hannover Re

	Allocation year				
	2006	2004	2003	2002	2000
Award date	13.3.2007	24.3.2005	25.3.2004	11.4.2003	21.6.2001
Period	10 years	10 years	10 years	10 years	10 years
Waiting period	2 years	2 years	2 years	2 years	2 years
Basic price (in EUR)	30.89	27.49	24.00	23.74	25.50
Participants in year of issue	106	109	110	113	95
Number of rights granted	817,788	211,171	904,234	710,429	1,138,005
Fair value at 31.12.2007 (in EUR)	6.00	10.49	7.44	7.81	5.49
Maximum value (in EUR)	10.32	24.62	8.99	8.79	5.49
Number of rights existing at 31.12.2007	809,034	164,288	258,438	105,298	8,028
Provisions at 31.12.2007 (in EUR million)	1.69	1.47	1.69	0.82	0.04
Amounts paid out in the 2007 financial year (in EUR million)	-	0.07	1.34	0.95	0.02
Expense in the 2007 financial year (in EUR million)	1.69	(0.11)	0.25	0.13	(0.01)*

*Although the maximum amount was reached some participants did not exercise all stock appreciation rights

In the year under review the waiting period expired for 100% of the stock appreciation rights awarded in 2000, 80% of those awarded in 2002, 60% of those awarded in 2003 and 40% of those awarded in 2004. 3,753 stock appreciation rights from the 2000 allocation year, 110,426 stock appreciation rights from the 2002 allocation year, 155,840 stock appreciation rights from the 2003 allocation year and 12,956 stock appreciation rights from the 2004 allocation year were exercised. The total amount paid out stood at EUR 2.4 million.

The stock appreciation rights of Hannover Re have developed as follows since 2001:

Development of the stock appreciation rights of Hannover Re

	Allocation year				
Number of options	2006	2004	2003	2002	2000
Granted in 2001	-	-	-	-	1,138,005
Exercised in 2001	-	-	-	-	-
Lapsed in 2001	-	-	-	-	-
Number of options at 31.12.2001	-	-	-	-	1,138,005
Granted in 2002	-	-	-	-	-
Exercised in 2002	-	-	-	-	-
Lapsed in 2002	-	-	-	-	40,770
Number of options at 31.12.2002	-	-	-	-	1,097,235
Granted in 2003	-	-	-	710,429	-
Exercised in 2003	-	-	-	-	-
Lapsed in 2003	-	-	-	23,765	110,400
Number of options at 31.12.2003	-	-	-	686,664	986,835
Granted in 2004	-	-	904,234	-	-
Exercised in 2004	-	-	-	-	80,137
Lapsed in 2004	-	-	59,961	59,836	57,516
Number of options at 31.12.2004	-	-	844,273	626,828	849,182
Granted in 2005	-	211,171	-	-	-
Exercised in 2005	-	-	-	193,572	647,081
Lapsed in 2005	-	6,397	59,834	23,421	25,974
Number of options at 31.12.2005	-	204,774	784,439	409,835	176,127
Granted in 2006	-	-	-	-	-
Exercised in 2006	-	-	278,257	160,824	153,879
Lapsed in 2006	-	14,511	53,578	22,896	10,467
Number of options at 31.12.2006	-	190,263	452,604	226,115	11,781
Granted in 2007	817,788	-	-	-	-
Exercised in 2007	-	12,956	155,840	110,426	3,753
Lapsed in 2007	8,754	13,019	38,326	10,391	-
Number of options at 31.12.2007	809,034	164,288	258,438	105,298	8,028
Exercisable at 31.12.2007	-	62,775	8,636	6,515	8,028

The existing stock appreciation rights are valued on the basis of the Black/Scholes option pricing model.

The calculations were based on the year-end closing price of the Hannover Re share of EUR 31.55 as at 28 December 2007, expected volatility of 26.30% (historical volatility on a five-year basis), an expected dividend yield of 8.08% and risk-free interest rates of 4.11% for the 2000 allocation year, 4.20% for the 2002 allocation year, 4.25% for the 2003 allocation year, 4.30% for the 2004 allocation year and 4.41% for the 2006 allocation year.

The average fair value of each stock appreciation right was EUR 5.49 for the 2000 allocation year, EUR 7.81 for the 2002 allocation year, EUR 7.44 for the 2003 allocation year, EUR 10.49 for the 2004 allocation year and EUR 6.00 for the 2006 allocation year.

On this basis the aggregate provisions for the year under review amounted to EUR 5.7 million. The expense totalled EUR 1.9 million.

8.4 Mortgages and loans

Employees who are not members of the Executive Board or Supervisory Board were granted mortgages and mortgage loans to finance residential property. These loans are all secured by a first charge on property. Bad debt losses did not exist and are not anticipated.

9. Other notes

9.1 Lawsuits

In connection with the acquisition of Lion Insurance Company, Trenton/USA, by Hannover Finance, Inc., Wilmington/USA – a subsidiary of Hannover Re –, a legal dispute exists with the former owners of Lion Insurance Company regarding the release of a portion of the purchase price at that time which is held in trust as well as a commitment to pay further portions of the purchase price and incentive compensation under management contracts. There is also a legal dispute regarding the release of a trust account that serves as security for liabilities of the previous owners in connection with a particular business segment.

With the exception of the aforementioned proceedings, no significant court cases were pending during the year under review or as at the balance sheet date – with the exception of proceedings within the scope of ordinary insurance and reinsurance business activities.

9.2 Contingent liabilities and commitments

Hannover Re has secured by subordinated guarantee a subordinated debt in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance, Inc., Wilmington/USA. In February 2004 and May 2005 Hannover Re bought back portions of the subordinated debt in an amount of altogether USD 380.0 million, leaving USD 20.0 million still secured by the guarantee. Effective 4 June 2007, the date of payment, the issuer repurchased the debt in an amount of USD 380.0 million from Hannover Re for the purpose of cancellation. This portion of the debt was cancelled as at 17 July 2007. For further details please see Section 7.8 "Debt and subordinated capital".

Hannover Re has placed three subordinated debts on the European capital markets through its subsidiary Hannover Finance (Luxembourg) S.A. Hannover Re has secured by subordinated guarantee both the debt issued in 2001, the volume of which now stands at EUR 138.1 million, and the debts from financial years 2004 and 2005 in amounts of EUR 750.0 million and EUR 500.0 million respectively. For further details please see Section 7.8 "Debt and subordinated capital".

The guarantees given by Hannover Re for the subordinated debts attach if the issuer in question fails to render payments due under the bonds. The guarantees cover the relevant bond volumes as well as interest due until the repayment dates. Given the fact that interest on the bonds is partly dependent on the capital market rates applicable at the interest payment dates (floating rates), the maximum undiscounted amounts that can be called cannot be estimated with sufficient accuracy. Hannover Re does not have any rights of recourse outside the Group with respect to the guarantee payments.

In July 2004 Hannover Re and the other shareholders sold the participation that they held through Willy Vogel Beteiligungsgesellschaft mbH in Willy Vogel AG. In order to secure the guarantees assumed under the purchase agreement, Hannover Re and the other shareholders jointly gave the purchaser a directly enforceable guarantee limited to a total amount of EUR 7.1 million. Furthermore, in the event of a call being made on the guarantee Hannover Re and the other shareholders agreed that settlement would be based upon the ratio of participatory interests.

As security for technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 2,088.3 million (EUR 2,238.8 million). The securities held in the master trust are shown as available-for-sale investments. The substantial decrease was entirely attributable to movements in exchange rates.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 2,150.0 million (EUR 2,684.2 million). Here too the appreciable decrease was mainly due to exchange rate fluctuations.

Outstanding capital commitments with respect to special investments exist on the part of the Group in the amount of EUR 235.2 million (EUR 246.3 million). These primarily involve as yet unfulfilled payment obligations from participations entered into in private equity funds and venture capital firms.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount. The financing phase was terminated effective 31 December 2004 as per the agreement. The level of Hannover Re's liability as at the date of novation (31 December 2011) in relation to future balance sheet dates may change due to fluctuations in the EURIBOR and discrepancies between the actual settlements and the projections. The estimated amount of the reinsurance commitments as at the balance sheet date was EUR 10.3 million (EUR 33.4 million). The decrease of EUR 23.1 million in the reinsurance commitment compared to the previous year resulted from the considerably more favourable run-off of the business than anticipated.

9.3 Long-term commitments

Following the termination of the German Aviation Pool with effect from 31 December 2003, our participation consists of the run-off of the remaining contractual relationships.

Several Group companies are members of the association for the reinsurance of pharmaceutical risks and the association for the insurance of German nuclear reactors. In the event of one of the other pool members failing to meet its liabilities, an obligation exists to take over such other member's share within the framework of the quota participation.

9.4 Rents and leasing

Leased property

Future leasing commitments

Figures in EUR thousand	Payments
2008	3,630
2009	3,868
2010	3,760
2011	2,842
2012	2,205
Subsequent years	5,389

Operating leasing contracts produced expenditures of EUR 3.5 million (EUR 4.4 million) in the year under review.

The decrease in the total leasing commitments resulted from the cancellation of long-term lease agreements in the previous year. The lease agreement concluded by the Clarendon Group in 2003 for business premises, the term of which originally ran until 29 August 2023, was cancelled effective March 2007 and replaced with a new lease agreement for other business premises that runs until June 2011.

Effective 1 January 2007 Hannover Reinsurance Africa Ltd. purchased the land and business premises previously leased under a sale-and-lease-back contract.

Rented property
Altogether, non-cancellable contracts will produce the rental income shown below in subsequent years.

Rental income

Figures in EUR thousand	Payments to be received
2008	1,595
2009	1,595
2010	1,527
2011	780
2012	780
Subsequent years	-

Rental income totalled EUR 1.7 million (EUR 9.8 million) in the year under review.

The rental income resulted principally from the business activities of Hannover Real Estate Holdings, which rented out one property following the disposals made in the previous year. This non-cancellable transaction has a remaining term of three years with an option to renew for a further five years.

9.5 Currency translation

Items in the annual financial statements of Group subsidiaries were measured in the currencies of the economic environment in which the subsidiary in question primarily operates. These currencies are referred to as functional currencies. The euro is the reporting currency in which the consolidated financial statement is prepared.

Foreign currency items in the individual companies' statements of income are converted into the respective functional currency at the average rates of exchange. The individual companies' statements of income prepared in the national currencies are converted into euro at the average rates of exchange and transferred to the consolidated financial statement. The conversion of foreign currency items in the balance sheets of the individual companies and the transfer of these items to the consolidated financial statement are effected at the mean rates of exchange on the balance sheet date. In accordance with IAS 21 "The Effects of Changes in Foreign Exchanges Rates" differences from the currency translation of financial statements of foreign Group companies must be recognised in the consolidated financial statement as a separate item in shareholders' equity. Currency translation differences resulting from long-term loans or lendings without specified maturity between Group companies are similarly recognised outside the statement of income in a separate item of shareholders' equity.

Transactions in foreign currencies reported in Group companies' individual financial statements are converted into the reporting currency at the transaction rate. In accordance with IAS 21 the recognition of exchange differences on translation is guided by the nature of the underlying balance sheet item.

Exchange differences from the translation of monetary assets and liabilities are recognised directly in the statement of income. Exceptions involve financial instruments that are defined as qualified cash flow hedges for non-monetary balance sheet items.

Currency translation differences from the translation of non-monetary assets measured at fair value via the statement of income are recognised with the latter as profit or loss from fair value measurement changes.

Exchange differences from non-monetary items – such as equity securities – classified as available for sale are initially recognised outside income in a separate item of shareholders' equity and only booked to income when such non-monetary items are settled.

Key exchange rates

1 EUR corresponds to:	Mean rate of exchange on the balance sheet date		Average rate of exchange	
	31.12.2007	31.12.2006	2007	2006
AUD	1.6775	1.6681	1.6385	1.6638
BHD	0.5530	0.4969	0.5176	0.4739
CAD	1.4440	1.5294	1.4700	1.4221
GBP	0.7346	0.6714	0.6861	0.6823
MYR	4.8652	4.6418	4.7131	4.6072
SEK	9.4350	9.0430	9.2458	9.2631
USD	1.4716	1.3181	1.3743	1.2569
ZAR	10.0300	9.2150	9.6499	8.5425

9.6 Fee paid to the auditor

Total fees of EUR 6.5 million (EUR 7.3 million) were incurred for accountants' services throughout the Hannover Re Group worldwide in the year under review. They were principally comprised of auditing and tax consultancy fees.

Of this total amount, EUR 1.5 million (EUR 1.3 million) was attributable to the fee paid to the appointed auditor of the consolidated financial statement as defined by § 318 German Commercial Code (HGB). The amount includes a fee of EUR 1.2 million (EUR 1.0 million) for the auditing of the financial statement, EUR 0.2 million (EUR 0.2 million) for tax consultancy services and EUR 0.1 million (EUR 0.1 million) for consultancy and other services performed for the parent or subsidiary companies.

9.7 Events after the balance sheet date

Effective 1 January 2008 Hannover Rückversicherung AG, Bahrain Branch, which had received a corresponding licence in June 2007 from the Central Bank of Bahrain (CBB), commenced business operations alongside the already existing subsidiary Hannover ReTakaful B.S.C. (c), which had been established in 2006.

Effective 1 January 2008 the company name of Hannover Rückversicherung AG Succursale Française pour la Réassurance Vie, a branch of Hannover Re, was changed to Hannover Rückversicherung AG Succursale Française and the object of its business was expanded to include non-life reinsurance activities for the markets of France, Belgium and Luxembourg. The service company Hannover Re Gestion de Réassurance France S.A. was also merged into the new composite branch with effect from the same date.

Effective 1 January 2008 we increased the volume of the "K5" risk transaction by a further USD 10.0 million to USD 540.0 million.

In a press release dated 7 January 2008 we announced our intention to establish a branch office for life and health reinsurance in South Korea in June 2008. The Korean insurance regulator has already issued a provisional licence for the Seoul-based branch.

With effect from 10 January 2008 the majority interest in Hannover Re has been held in an unchanged amount (50.22%) exclusively by Talanx AG, into which HDI Verwaltungs-Service GmbH and Zweite HDI Beteiligungsgesellschaft mbH were merged with legal force on the same date.

We anticipate a burden of losses in the range of EUR 11.0 million to EUR 13.0 million from the snowstorms in China in January and February 2008.

Effective 3 March 2008 HRBV reached agreement with a third party outside the Group on the sale of a further 1% of its stake in E+S Rück – by way of a share reduction without a change of control status – in order to intensify the business relations. Upon closing of the transaction HRBV held an interest of 62.78% in E+S Rück.

Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Hannover, 5 March 2008

Der Vorstand

Zeller   Arrago   Dr. Becke

Gräber   Dr. König   Dr. Pickel   Wallin

AUDITORS' report

We have audited the consolidated financial statements prepared by the Hannover Rückversicherung AG, Hannover, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from 1 January to 31 December 2007. The preparation of the consolidated financial statements and the group management report in accordance with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Para 1 HGB and supplementary provisions of the articles of incorporation are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and supplementary provisions of the articles of incorporation and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Hannover, 6 March 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Dahl	Schuster
Wirtschaftsprüfer	Wirtschaftsprüfer

STRATEGIC BUSINESS GROUPS
of the Hannover Re Group

hannover re

Non-life reinsurance

hannover re

- E+S Rück, Hannover
- Hannover Rück, Hannover
- Hannover Re Africa, Johannesburg
- Hannover Re Bermuda, Hamilton, Bermuda
- Hannover Re Ireland, Dublin
- Hannover ReTakaful, Manama, Bahrain
- Inter Hannover, London
- Compass Ins. Co, Johannesburg

Life and health reinsurance

hannover life re

- Hannover Life Re Africa, Johannesburg
- Hannover Life Re America, Orlando/Florida
- Hannover Life Re Bermuda, Hamilton, Bermuda
- Hannover Life Re Australasia, Sydney
- Hannover Life Re Germany (E+S Rück), Hannover
- Hannover Life Re International, Hannover
- Hannover Life Re Ireland, Dublin
- Hannover Life Re UK, Virginia Water/London

FINANCIAL CALENDAR

12 March 2008	Annual Results Press Conference Hannover Re Karl-Wiechert-Allee 50 30625 Hannover, Germany
13 March 2008	DVFA Analysts' meeting, Frankfurt
13 March 2008	Analysts' meeting, London
06 May 2008	Annual General Meeting Beginning 10:30 a.m. Hannover Congress Centrum Theodor-Heuss-Platz 1–3 30175 Hannover, Germany
06 May 2008	Interim Report 1/2008
07 August 2008	Interim Report 2/2008
05 November 2008	Interim Report 3/2008
05 May 2009	Annual General Meeting Beginning 10:30 a.m. Hannover Congress Centrum Theodor-Heuss-Platz 1–3 30175 Hannover, Germany

Geschäftsbericht

Hannover Rück erzielt erneut Rekordergebnis   Sehr gute Resultate in der Schaden- und Personen-Rückversicherung   Operatives Ergebnis +14,6 %   Konzernüberschuss und Gewinn je Aktie +42,6 %   Buchwert je Aktie +15,6 %   Eigenkapitalrendite 23,5 %   Dividendenvorschlag 1,80 EUR + 0,50 EUR Bonus je Aktie   Eigenkapitalrenditeziel für 2008 >15 %

hannover **rück**

KENNZAHLEN

in Mio. EUR	2007	+/- Vorjahr	2006	2005[1]	2004[1]	2003[1,2]	siehe hierzu Seite
Ergebnis							
Gebuchte Bruttoprämie	8.258,9	-11,1 %	9.289,3	9.317,4	9.566,6	11.342,9	19/80
Verdiente Nettoprämie	7.292,9	+ 2,8 %	7.092,1	7.494,9	7.575,4	8.155,6	19/80
Versicherungstechnisches Ergebnis	-131,0	-48,6 %	-254,7	-868,7	-410,4	-234,6	
Kapitalanlageergebnis	1.121,7	-5,7 %	1.188,9	1.115,8	1.079,9	1.071,5	52/80
Operatives Ergebnis (EBIT)	940,0	+ 14,6 %	819,9	91,6	538,8	732,1	20/80
Konzernüberschuss	733,7	+ 42,6 %	514,4	49,3	279,9	354,8	20/80
Bilanz							
Haftendes Kapital	5.295,1	+ 8,5 %	4.878,4	4.579,6	4.172,2	3.680,4	
Eigenkapital	3.349,1	+ 15,6 %	2.897,8	2.601,0	2.525,2	2.404,7	20/81
Anteile anderer Gesellschafter	572,7	-5,9 %	608,6	540,5	531,3	491,8	79
Hybridkapital	1.373,3	+ 0,1 %	1.372,0	1.438,1	1.115,7	783,9	20
Kapitalanlagen (inkl. Depotforderungen)	29.042,0	+ 0,9 %	28.786,1	27.526,4	25.167,5	22.031,1	78
Bilanzsumme	37.068,4	-10,4 %	41.386,4	39.789,2	36.177,5	32.974,7	78
Aktie							
Ergebnis je Aktie (verwässert) in EUR	6,08	+ 42,6 %	4,27	0,41	2,32	3,24	12/158
Buchwert je Aktie in EUR	27,77	+ 15,6 %	24,03	21,57	20,93	19,94	14
Aktienkurs zum Jahresende in EUR	31,55	-10,1 %	35,08	29,93	28,75	27,72	9
Dividende	277,4	+ 43,8 %	193,0	-	120,6	114,6	158
Dividende je Aktie in EUR	1,80+0,50[3]	+ 43,8 %	1,60	-	1,00	0,95	158
Marktkapitalisierung zum Jahresende	3.804,8	-10,1 %	4.230,5	3.609,5	3.467,2	3.342,9	12
Kennzahlen							
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung[4]	99,7 %		100,8 %	112,8 %	97,2 %	96,0 %	23/115
Großschäden in Prozent der verdienten Nettoprämie[5]	6,3 %		2,3 %	26,3 %	8,3 %	1,5 %	23/115
Selbstbehalt	87,4 %		76,3 %	79,2 %	77,6 %	71,9 %	19
Kapitalanlagerendite[6]	4,6 %		5,0 %	4,8 %	5,0 %	5,1 %	54
EBIT-Rendite[7]	12,9 %		11,6 %	1,2 %	7,1 %	9,0 %	
Eigenkapitalrendite (nach Steuern)	23,5 %		18,7 %	1,9 %	11,5 %	17,1 %	14

[1] Werte für 2005 bis 2003 vor neuer Segmentierung
[2] 2003 auf US GAAP Basis
[3] Bonus
[4] Einschließlich Depotzinsen
[5] Naturkatastrophen und sonstige Großschäden über 5 Mio. EUR brutto für den Anteil des Hannover Rück-Konzerns
[6] Ohne Depotforderungen
[7] Operatives Ergebnis (EBIT)/verdiente Nettoprämie

IM ÜBERBLICK

Operatives Ergebnis (EBIT)

in Mio. EUR


1 200
1 000
800
600
400
200
0
732,1[1]
538,8
91,6
819,9
940,0
2003[2]
2004[2]
2005[2]
2006
2007

Konzernüberschuss

in Mio. EUR


800
600
400
200
0
354,8[1]
279,9
49,3
514,4
733,7
2003[2]
2004[2]
2005[2]
2006
2007

Haftendes Kapital

in Mio. EUR


6 000
5 000
4 000
3 000
2 000
1 000
0
3.680,4[1]
4.172,2
4.579,6
4.878,4
5.295,1
2003[2]
2004[2]
2005[2]
2006
2007

Buchwert je Aktie

in EUR


30
25
20
15
10
5
0
19,94[1]
20,93
21,57
24,03
27,77
2003[2]
2004[2]
2005[2]
2006
2007

[1] Auf US GAAP-Basis
[2] Werte für 2005 bis 2003 vor neuer Segmentierung

INHALTSVERZEICHNIS



Wilhelm Zeller
Vorsitzender
des Vorstands

Verehrte Aktionäre,
sehr geehrte Damen und Herren,

wir haben viel bewegt im Jahre 2007: Ein zentrales Ereignis war der im Mai abgeschlossene Verkauf unserer im Spezialgeschäft tätigen US-Erstversicherungstochter Praetorian Financial Group, Inc. Nunmehr können wir uns voll auf unser Kerngeschäft konzentrieren – die Rückversicherung. Im Zuge des Verkaufs der Praetorian haben wir im Berichtsjahr zudem unsere bislang vier Geschäftsfelder neu geordnet: Segmentierung und Berichterstattung beschränken sich seitdem auf die Schaden- und die Personen-Rückversicherung. Angesichts unserer strategischen Ausrichtung als „Multi-Spezialist" ist Ihr Unternehmen bestens diversifiziert und für die kommenden Herausforderungen gut gerüstet.

Das abgelaufene Geschäftsjahr hat in puncto Ergebnis unsere Erwartungen deutlich übertroffen: Ihre Gesellschaft weist für das Jahr 2007 den höchsten Konzernüberschuss ihrer Geschichte aus! Mitgeprägt ist dieses Ergebnis durch einen positiven Einmaleffekt aus der Unternehmenssteuerreform. Doch auch ohne diesen Sondereffekt würde 2007 einen neuen Rekord darstellen.

Die Marktsituation in unserem größten und bedeutendsten Geschäftsfeld, der *Schaden-Rückversicherung*, zeigte sich unverändert günstig: Obwohl die Vertragserneuerungssaison zum 1. Januar 2007 gezeigt hatte, dass der Zenit des „harten" Marktes mittlerweile überschritten ist, blieb das Ratenniveau von einigen Ausnahmen abgesehen insgesamt stabil. Dies galt überwiegend auch für die Preise für Naturkatastrophendeckungen. Dort, wo es stärkere Ratenreduzierungen gab – beispielsweise im Luftfahrtgeschäft –, kamen diese im Allgemeinen von einem immer noch recht auskömmlichen Preisniveau.

Damit wird deutlich: Nicht allein die Ratenentwicklung gibt Auskunft darüber, wie es um die Qualität unseres Geschäfts steht. Wirklich entscheidend ist, ob die Raten noch dem jeweiligen Risiko entsprechen. Und diese Frage kann man weitgehend bejahen. Wir sind deshalb mit unserem Geschäftsverlauf in der Schaden-Rückversicherung sehr zufrieden; dies bezieht sich nicht zuletzt auch auf unseren Heimatmarkt. So profitierten wir bereits im Berichtsjahr davon, dass wir zur Jahresmitte unseren Anteil an der E+S Rück erhöht haben, die im Konzern für das Deutschlandgeschäft zuständig ist.

Aber unser Blick ist stets nach vorn gerichtet, und wir bereiten uns derzeit auf schwierigere Marktbedingungen vor. Hier kommt Ihrer Gesellschaft heute zugute, dass sie in der von Zyklen geprägten Schaden-Rückversicherung seit Jahren ein konsequentes Zyklusmanagement betreibt. Konkret heißt dies: In Phasen eines Aufschwungs erhöhen wir unseren Marktanteil, im Abschwung – in den wir nun langsam eintreten – reduzieren wir ihn dagegen und spüren gleichzeitig Markt- und Produktnischen auf. Unser Grundsatz „Ertrag geht vor Wachstum" wird in der nun kommenden Marktphase wieder wichtiger denn je.

Was haben wir sonst noch unternommen? Wie Sie wissen, genießt das Thema Risikomanagement hohe Priorität, und unsere Aktivitäten in diesem Bereich sind daher vielfältig. Kontinuierlich analysieren und bewerten wir potenzielle Gefährdungen, um gegebenenfalls geeignete Maßnahmen ergreifen zu können. So reduzierten wir im Berichtsjahr erneut unsere Spitzenrisiken für Katastrophendeckungen. Auch haben wir abermals Vorsorge getroffen, damit außergewöhnliche Großschäden unsere Kapitalbasis nicht belasten: Unsere im Jahr 2006 aufgelegte Transaktion „K5" – über die wir weltweite Versicherungsrisiken in den Kapitalmarkt transferieren – haben wir im Berichtsjahr erneut aufgestockt und damit unser Portefeuille noch wetterfester gemacht. Mit der Verbriefung „Kepler Re" sichern wir zudem seit März 2007 auf innovative Art unseren Selbstbehalt in diesem sehr volatilen Geschäftssegment gegen außergewöhnliche Größtschäden ab. Die Risikoverbriefung „Merlin" immunisiert uns darüber hinaus gegen ein potenzielles Kreditrisiko aus Forderungen gegen andere Rückversicherer – eine weltweit erstmalige Transaktion in der Assekuranz, für die wir ausgezeichnet wurden.

Dass dieser Weg richtig ist, zeigte sich bereits im Januar 2007, als Orkan „Kyrill" über weite Teile Europas hinwegfegte und enorme Schadenbelastungen für die (Rück-)Versicherer mit sich brachte. Dank der „K5"-Transaktion konnten wir unsere Belastung aus diesem Wintersturm deutlich reduzieren. Gleichwohl rangiert „Kyrill" auch für uns in der Liste der Schadenereignisse des Jahres 2007 an erster Stelle. Entgegen anders lautender Prophezeiungen verlief dagegen die Hurrikansaison in Nordamerika und der Karibik relativ ruhig. Selbst Hurrikan „Dean", ein Wirbelsturm der höchsten Kategorie, schaffte es nur mit Mühe, auf unsere Großschadenliste zu gelangen, in die wir Schäden ab 5 Millionen Euro brutto aufnehmen. Nichtsdestotrotz hatten wir eine ganze Reihe kleinerer und mittlerer Großschäden zu verzeichnen, sodass die Großschadenbelastung insgesamt doppelt so hoch wie im letzten Jahr ausfiel. Dennoch blieb sie im Rahmen unseres Erwartungswerts.

Den Geschäftsverlauf in der *Personen-Rückversicherung* möchte ich mit dem Prädikat „hervorragend" versehen. Wir haben sowohl unsere Prämien- wie auch unsere Ergebnisziele nicht nur erfüllt, sondern weit übertroffen.

Und wir sind dabei, weitere Pflöcke einzuschlagen, um unseren Marktanteil auszubauen. So haben wir in Bermuda eine neue Tochtergesellschaft gegründet, die unser weltweites Netzwerk maßgeblich verstärkt. Auch in Asien verfolgen wir eine klare Expansionspolitik: Wir haben die Gründung einer Lebensniederlassung in der Volksrepublik China vorangetrieben und gehen davon aus, dass wir das operative Geschäft noch im Frühjahr 2008 aufnehmen können. In Südkorea erhielten wir von der örtlichen Aufsichtsbehörde die prinzipielle Genehmigung zur Etablierung einer Niederlassung in Seoul. Auch den indischen Markt wollen wir stärker erschließen: Gegenwärtig bereiten wir die Gründung einer Servicegesellschaft in Mumbai vor; noch in diesem Jahr soll sie unser Lebens- und fakultatives Nichtlebensgeschäft betreuen.

Zufrieden dürfen wir auch mit dem Ergebnis unserer *Kapitalanlagen* sein. Die Krise im US-Immobilienbereich hat unser konservativ ausgerichtetes, diversifiziertes Portefeuille kaum betroffen. Der Abschreibungsbedarf auf Wertpapiere, die mit US-Hypotheken minderer Qualität (Subprime) abgesichert sind, blieb in einem überschaubaren Rahmen. Trotz der US-Dollar-Schwäche stiegen die ordentlichen Kapitalanlageerträge dank guter Durchschnittsrenditen in den Portefeuilles.

Nicht zufrieden bin ich mit der Entwicklung unseres *Aktienkurses*: Die von der US-Immobilienkrise ausgelösten Turbulenzen verschonten auch die Hannover Rück-Aktie nicht. Obwohl wir nur geringfügig in Subprime-Anleihen investiert sind, hielt sich bei den Anlegern ein generelles Misstrauen gegenüber Finanztiteln und so auch gegenüber Ihrer Gesellschaft. Nach einem guten Verlauf im ersten Halbjahr verlor unsere Aktie bis zum Ende des Berichtsjahres deutlich an Wert. Diese Entwicklung steht im krassen Gegensatz zu unserem Gewinnpotenzial, und so bin ich zuversichtlich, dass wir in den kommenden Monaten wieder steigende Kurse sehen werden.

Verehrte Aktionäre, wie Sie wissen, ist es unsere erklärte Dividendenpolitik, 35 bis 40 Prozent des Konzernergebnisses auszuschütten. Angesichts unseres Rekordüberschusses beabsichtigen Aufsichtsrat und Vorstand, der Hauptversammlung vorzuschlagen, Ihnen eine *Dividende* von 1,80 Euro sowie einen Bonus von 0,50 Euro je Aktie auszuzahlen.

Dass wir auch für das *laufende Geschäftsjahr* ambitionierte Ziele verfolgen, ist selbstverständlich. Aber kann 2008 angesichts eines „weicher" werdenden Marktes ebenso gute Zahlen bringen wie das Berichtsjahr – natürlich abzüglich der Effekte aus der Steuerreform? Ich meine, ja. Die Vertragserneuerungsrunde zum 1. Januar 2008 ist besser ausgefallen als wir angenommen hatten. Auf moderate Aufweichungstendenzen haben wir reagiert und unser Portefeuille entsprechend umgeschichtet. In unserem Heimatmarkt ist die Vertragserneuerung sogar sehr erfolgreich verlaufen. Auch für unser weltweites

Kredit- und Kautionsgeschäft, das im Berichtsjahr sein bisher bestes Geschäftsergebnis erzielte, erwarten wir im laufenden Jahr eine Prämiensteigerung. Für das Gesamtgeschäft gehen wir von einem in Originalwährungen stabilen Prämienvolumen aus, bei sehr guter Profitabilität.

In der Personen-Rückversicherung sind wir sehr gut positioniert: Unser „Fünf-Säulen-Modell" stellt eine exzellente Plattform für ein nachhaltiges zweistelliges Wachstum in Originalwährungen dar. Impulse ergeben sich für die internationale Lebens- und Rentenversicherung aus der demografischen Entwicklung in den Industrieländern. Aber auch in den Entwicklungsländern haben wir, da sich hier sehr schnell eine Mittelschicht herausbildet, ausgezeichnete Geschäftschancen.

Angesichts der derzeitigen Marktbedingungen gehe ich für das Gesamtgeschäft von einer sehr positiven Entwicklung für Ihr Unternehmen aus. Unser Ziel ist es, auch für 2008 eine Eigenkapitalrendite von mindestens 15 Prozent zu erwirtschaften. Wie Sie wissen, geben wir unsere Gewinnprognose immer unter der Prämisse, dass sich die Großschadenbelastung im Rahmen des Erwartungswertes bewegt und es zu keinen außergewöhnlich negativen Ausschlägen am Kapitalmarkt kommt.

Verehrte Aktionäre, im Namen meiner Vorstandskollegen danke ich Ihnen ganz herzlich für Ihr Vertrauen. Seien Sie versichert: Wir werden auch zukünftig alles tun, um die Hannover Rück für die Chancen und Risiken der kommenden Jahre zu rüsten. Es bleibt unverändert unser Ziel, den Wert Ihrer Gesellschaft nachhaltig zu steigern. In diesem Sinne freue ich mich auf die Herausforderungen des Jahres 2008.

Mit freundlichen Grüßen

Wilhelm Zeller
Vorsitzender des Vorstands

AUFSICHTSRAT
der Hannover Rückversicherung AG

Wolf-Dieter Baumgartl [1)2)3)] Berg Vorsitzender	Vorsitzender des Aufsichtsrats Talanx AG HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Dr. Klaus Sturany [1)] Dortmund Stellv. Vorsitzender (seit 3. Mai 2007)	Ehemaliges Mitglied des Vorstands RWE Aktiengesellschaft
Dr. Paul Wieandt [2)] Königstein i. T. Stellv. Vorsitzender (bis 20. März 2007)	Liquidator der Resba GmbH i. L.
Herbert K. Haas [1)2)3)] Burgwedel	Vorsitzender des Vorstands Talanx AG HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Uwe Kramp [4)] Hannover (seit 3. Mai 2007)	
Karl Heinz Midunsky [3)] Gauting	Ehemaliger Corporate Vice President and Treasurer Siemens AG
Ass. jur. Otto Müller [4)] Hannover	
Dr. Immo Querner Ehlershausen	Mitglied des Vorstands Talanx AG HDI Haftpflichtverband der Deutschen Industrie V.a.G. Gerling Beteiligungs-GmbH
Ass. jur. Renate Schaper-Stewart [4)] Lehrte (bis 3. Mai 2007)	
Dr. Erhard Schipporeit [2)] Hannover (seit 3. Mai 2007)	Ehemaliges Mitglied des Vorstands E.ON Aktiengesellschaft
Dipl.-Ing. Hans-Günter Siegerist [4)] Nienstädt (bis 3. Mai 2007)	
Gert Waechtler [4)] Großburgwedel (seit 3. Mai 2007)	

[1)] Mitglied des Ausschusses für Vorstandsangelegenheiten
[2)] Mitglied des Bilanzausschusses
[3)] Mitglied des Nominierungsausschusses
[4)] Arbeitnehmervertreter

Angaben zu den Mitgliedschaften in gesetzlich zu bildenden Aufsichtsräten und vergleichbaren Kontrollgremien anderer in- und ausländischer Wirtschaftsunternehmen entnehmen Sie bitte dem Bericht der Hannover Rückversicherung AG.

VORSTAND
der Hannover Rück



Ulrich Wallin

Specialty Division (weltweites fakultatives Geschäft HUK- und Sachsparten; weltweites Vertrags- und fakultatives Geschäft der Luft- und Raumfahrt sowie Transportversicherung); Vertragsgeschäft der Schaden-Rückversicherung Großbritannien und Irland; Retrozessionen und Schutzdeckungen, Insurance-linked Securities

Dr. Michael Pickel

Vertragsgeschäft der Schaden-Rückversicherung Deutschland, Österreich, Schweiz und Italien; Kredit- und Kautionsrückversicherung weltweit; Rechtsabteilung, Compliance; Run Off Solutions

Wilhelm Zeller
Vorsitzender

Controlling; Revision; Risikomanagement; Investor Relations, Public Relations; Unternehmensentwicklung; Personal



Dr. Elke König

Finanz- und Rechnungswesen; Kapitalanlagen; Informationsverarbeitung; Allgemeine Verwaltung

André Arrago

Vertragsgeschäft der Schaden-Rückversicherung arabische, romanische und lateinamerikanische Länder sowie Nord- und Osteuropa, Asien und Australasien

Dr. Wolf Becke

Personen-Rückversicherung weltweit

Jürgen Gräber

Koordination der weltweiten Schaden-Rückversicherung; Quotierungen Schaden-Rückversicherung; Vertragsgeschäft der Schaden-Rückversicherung Nordamerika und anglophones Afrika; strukturierte Produkte weltweit

DIE HANNOVER RÜCK-AKTIE

Ein bewegtes Börsenjahr 2007

2007 wird als ein sehr unruhiges Jahr in die Geschichte der internationalen Aktienmärkte eingehen. So war die Finanzbranche insbesondere in der zweiten Hälfte des Jahres stark von schlechten Nachrichten aus den USA betroffen.

Zunächst aber brachten bereits Ende Februar Unsicherheiten im chinesischen Kapitalmarkt die Börsen weltweit ins Wanken. Der amerikanische Leitindex Dow Jones fiel innerhalb von rund zwei Wochen um 5,8 % und erreichte am 5. März 2007 seinen Jahrestiefststand von 12.050 Punkten. Ähnlich nervös reagierte der deutsche Kapitalmarkt: Nachdem die ersten beiden Monate des Jahres sehr positiv verlaufen waren, musste auch der Deutsche Aktienindex (Dax) bis Mitte März Kurseinbußen hinnehmen; er schloss am 14. März 2007 mit dem für 2007 niedrigsten Zählerstand von 6.448 Punkten. Auch der MDax – Index für die mittelgroßen Börsenwerte, in dem auch die Hannover Rück-Aktie gelistet ist – blieb von diesen Unruhen nicht verschont und musste zwischenzeitlich größere Kurseinbußen hinnehmen.

Nach diesen negativen Signalen aus Fernost wurden die Kapitalmärkte Mitte März in ihrer eben einsetzenden Erholung durch erste Warnsignale aus dem US-Immobilienmarkt erschüttert: Die Nachricht drohender Insolvenzen in diesem Marktsegment zog bereits in der ersten Jahreshälfte kurzfristige Kursrückgänge nach sich. Sowohl Dax als auch MDax erholten sich jedoch zunächst wieder von diesen Einbußen. So verzeichnete der Dax am 16. Juli 2007 nach einer insgesamt doch positiven Entwicklung im ersten Halbjahr sein Jahreshoch bei 8.106 Zählern, zugleich der höchste Stand seit sieben Jahren. Der MDax erreichte seinen Jahreshöchststand am 9. Juli 2007 mit 11.378 Zählern.

Dann aber überwog die Risikoscheu der Anleger, und die Kurse gaben nach – nicht nur am deutschen Aktienmarkt, sondern weltweit. Besonders betroffen waren die Finanztitel. Schuld daran waren die schlechten Nachrichten aus den USA: Anfang Juli belasteten mehrere Gewinnwarnungen das Marktgeschehen. Ratingagenturen wie Standard & Poor's und Moody's kündigten an, ihre Bewertungen für sogenannte Subprime-Anleihen – mit zweitklassigen Hypotheken besicherte Wertpapiere – zu senken. Die Ereignisse rund um den US-Hypothekenmarkt dominierten ab Juli des Berichtsjahres das Geschehen an den globalen Kapitalmärkten, die Subprime-Krise war in vollem Gange. Weltweit gerieten Hedgefonds und auch Banken in Liquiditätsprobleme. Um die Finanzmärkte zu beruhigen, mussten rund um den Globus die Notenbanken eingreifen. Sie stellten zusätzliche Liquidität bereit, um die Funktionsfähigkeit der Märkte zu erhalten.

Ein schwieriges Jahr für die Hannover Rück-Aktie

Auch die Hannover Rück-Aktie blieb von diesen Turbulenzen nicht verschont. Generelles Misstrauen in Finanztitel löste Überreaktionen am Markt aus, und obwohl unser Unternehmen selbst nicht nennenswert in Subprime-Anleihen investiert ist, geriet unsere Aktie unter Verkaufsdruck. Nach einem guten Verlauf im ersten Halbjahr – mit einem Jahreshöchstkurs von 37,50 EUR am 2. Mai 2007 – musste sie im Juli ebenfalls einen Kurseinbruch hinnehmen und notierte am 22. November 2007 mit einem Jahrestiefstkurs von 30,30 EUR. Angesichts der zunehmenden Verunsicherung an den Börsen und erneut aufkommender Ängste konnten sich die Kurse der Finanztitel auch bis zum Jahresende nicht komplett

Aktionärsstruktur (in %)


Talanx AG (50,2)
Institutionelle Investoren (42,5)
Private Investoren (7,3)

Kursentwicklung der Hannover Rück-Aktie im Vergleich zu gängigen Indizes und zum ABN Amro Global Reinsurance Index


in %
250
200
150
100
50
3. Januar 2005
3. März 2005
3. Juni 2005
3. August 2005
3. Oktober 2005
3. Januar 2006
3. März 2006
3. Juni 2006
3. August 2006
3. Oktober 2006
3. Januar 2007
3. März 2007
3. Juni 2007
3. August 2007
3. Oktober 2007
28. Dezember 2007
Hannover Rück-Aktie
ABN Amro Global Reinsurance Index
Dax
MDax
Prime Insurance Performance Index

erholen. So schloss unsere Aktie am 28. Dezember 2007 bei 31,55 EUR und musste im Berichtsjahr eine negative Entwicklung von 10,1 % hinnehmen. Der Marktwert betrug somit 3.805 Mio. EUR. Unsere Aktie weist für 2007 ein Kurs-Gewinn-Verhältnis von 5,2 (MDax-Durchschnitt: 20,9) und ein Kurs-Buchwert-Verhältnis von 1,1 (MDax-Durchschnitt: 2,1) auf.

Unser interner Vergleichsmaßstab, der gewichtete ABN Amro Global Reinsurance Index, schloss zum Ende des Jahres mit einer positiven Jahres-Performance von 6,6 %. Es ist unser strategisches Ziel, den ABN Amro Global Reinsurance Index im gleitenden Drei-Jahres-Durchschnitt zu übertreffen. Dieses Ziel konnten wir im Jahr 2007 leider nicht erreichen.

Unsere internationalen Investor-Relations-Aktivitäten

Auch im Jahr 2007 riefen unsere Investor-Relations-Aktivitäten wieder eine positive Resonanz hervor. Die zahlreichen Roadshows und Telefonkonferenzen sowie die Teilnahme an Investorenkonferenzen, auf denen wir Analysten und Investoren treffen, gehörten auch im Berichtsjahr wieder zu den wichtigsten Eckpfeilern unserer Investor-Relations-Arbeit. Gern empfangen wir Analysten und Investoren auch zu persönlichen Gesprächen im Hause der Hannover Rück. Unsere jährlichen Analystenkonferenzen zum Jahresabschluss fanden, wie bereits in den Vorjahren, taggleich in Frankfurt und London statt, damit die Kapitalmarktteilnehmer möglichst zeitnah

Aktionärsstruktur nach Ländern (in % vom Streubesitz)


Sonstige (1)
Schweiz (3)
Luxemburg (4)
Belgien (5)
Großbritannien (15)
USA (25)
Deutschland (47)

und persönlich über das Ergebnis des vorangegangenen Jahres informiert wurden.

Ein weiteres Highlight unserer Investor-Relations-Aktivitäten war unser 10. Investorentag im Juni 2007. Zahlreiche Finanzanalysten und Investoren kamen nach Hannover, um in Vorträgen und Gesprächen mit Vorstand und Management Informationen aus erster Hand zu erhalten. Der Themenschwerpunkt lag auf dem Geschäftsfeld mit dem größten Wachstumspotenzial, der Personen-Rückversicherung, und hier insbesondere auf den beiden größten Personen-Rückversicherungsmärkten USA und Großbritannien. Aber auch die Schaden-Rückversicherung kam, mit vertiefenden Themen zu unseren Verbriefungen und dem Risikomanagement, nicht zu kurz.

Das Interesse der Analysten an unserem Unternehmen war auch im Berichtsjahr wieder sehr groß. Laut Bloomberg und Reuters wurden für die Hannover Rück im Jahr 2007 134 Analystenbewertungen abgegeben. Die überwiegende Zahl der Bewertungen (67) entfiel auf Kaufen/Übergewichten bzw. auf Halten (54). Zu Beginn des Geschäftsjahres 2008 sieht die Mehrzahl der Analysten den fairen Wert unserer Aktie bei rund 38 EUR.

Analystenbewertungen der Hannover Rück-Aktie

Bewertung	Anzahl	Q1	Q2	Q3	Q4
Kaufen	55	22	10	11	12
Übergewichten	12	3	5	2	2
Halten	54	10	16	13	15
Untergewichten	8	2	1	3	2
Verkaufen	5	1	1	1	2
Summe	134	38	33	30	33

Angaben nach § 315 Abs. 4 HGB

Beschränkungen, die Stimmrechte oder die Übertragung von Aktien betreffen, auch wenn sie sich aus Vereinbarungen zwischen Gesellschaftern ergeben können, sind dem Vorstand der Gesellschaft nicht bekannt.

Folgende Gesellschaften besitzen direkte oder indirekte Beteiligungen am Kapital, die 10 % der Stimmrechte überschreiten:

Der Anteil der Stimmrechte der HDI Verwaltungs-Service GmbH, Riethorst 2, 30659 Hannover, an der Gesellschaft beträgt 20,1 %. Der Anteil der Stimmrechte der Zweiten HDI Beteiligungsgesellschaft mbH, Riethorst 2, 30659 Hannover, an der Gesellschaft beträgt 19,7 %. Die Talanx AG, Riethorst 2, 30659 Hannover, hält 10,4 % der Stimmrechte der Gesellschaft.

Aktien mit Sonderrechten, die Inhabern Kontrollbefugnisse verleihen, gibt es nicht, ebenso wenig wie eine besonders gestaltete Stimmrechtskontrolle für Arbeitnehmer, die am Kapital beteiligt sind und ihre Kontrollrechte nicht unmittelbar ausüben.

Die Ernennung und Abberufung der Mitglieder des Vorstands bestimmen §§ 84 ff Aktiengesetz. Die Änderung der Satzung regelt sich nach §§ 179 ff Aktiengesetz in Verbindung mit § 16 Abs. 2 und § 21 der Satzung der Hannover Rück AG.

Die Befugnisse des Vorstands hinsichtlich der Ausgabe und des Rückkaufs von Aktien sind in § 6 „Bedingtes Kapital" und § 7 „Genehmigtes Kapital" der Satzung der Hannover Rück AG sowie in den §§ 71 ff Aktiengesetz geregelt. In diesem Zusammenhang hat die Hauptversammlung am 3. Mai 2007 den Vorstand gem. § 71 Abs. 1 Nr. 8 Aktiengesetz ermächtigt, unter bestimmten Voraussetzungen eigene Aktien zu erwerben.

Im Folgenden erläutern wir die wesentlichen Vereinbarungen der Gesellschaft, die unter der Bedingung eines Kontrollwechsels infolge eines Übernahmeangebots stehen, und die hieraus folgenden Wirkungen.

Die beiden syndizierten Avalkreditlinien der Hannover Rückversicherung AG über jeweils 2 Mrd. USD sowie eine syndizierte Kreditlinie über 500 Mio. EUR enthalten marktübliche, sogenannte Kontrollwechselklauseln, die den Konsortialbanken ein Recht auf vorzeitige Rückzahlung für den Fall einräumen, dass die Talanx AG ihre Mehrheitsbeteiligung verliert bzw. unter die Schwelle der 25-prozentigen Beteiligung fällt oder ein Dritter die Mehrheitsbeteiligung an der Hannover Rückversicherung AG erlangt.

Des Weiteren enthalten die Retrozessionsschutzdeckungen in der Schaden- und Personen-Rückversicherung (die sogenannten „K"- bzw. „L"-Transaktionen) marktübliche, sogenannte Kontrollwechselklauseln, die der jeweils anderen Vertragspartei ein Kündigungsrecht zugestehen, falls eine wesentliche Änderung der Eigentums- und Beteiligungsverhältnisse der betroffenen Vertragspartei eintritt.

Es existieren keine Entschädigungsvereinbarungen der Gesellschaft mit den Mitgliedern des Vorstands oder Arbeitnehmern für den Fall eines Übernahmeangebots.

Angaben zur Aktie

in EUR	2007	2006	2005	2004	2003[1]
Ergebnis je Aktie (verwässert)	6,08	4,27	0,41	2,32	3,24
Ausschüttung je Aktie	1,80 + 0,50[2]	1,60	-	1,00	0,95

[1] Auf US GAAP-Basis
[2] Bonus

International Securities Identification Number (ISIN):	DE 000 840 221 5		
Börsenkürzel:	Aktie:	Investdata:	HNR1
		Bloomberg:	HNR1.GY
		Reuters:	HNRGn.DE HNRGn.F
	ADR:		HVRRY
Börsenplätze:	Deutschland Notiert an allen deutschen Wertpapierbörsen und Xetra; Frankfurt und Hannover im amtlichen Handel USA American Depositary Receipts (Level 1 ADR-Programm), OTC (over-the-counter market)		
Aktiengattung:	Namens-Stammaktien, nennwertlos		
Erste Notierung:	30. November 1994		
Aktionärsstruktur:	50,2 % Talanx AG 49,8 % Streubesitz		
Grundkapital zum 31. Dezember 2007:	120.597.134,00 EUR		
Zahl der Aktien zum 31. Dezember 2007:	120.597.134 auf den Namen lautende Stückaktien		
Marktkapitalisierung zum 31. Dezember 2007:	3.804,8 Mio. EUR		
Höchstkurs am 2. Mai 2007:	37,50 EUR		
Tiefstkurs am 22. November 2007:	30,30 EUR		
Hauptversammlung:	6. Mai 2008, 10.30 Uhr Hannover Congress Centrum Kuppelsaal Theodor-Heuss-Platz 1–3 30175 Hannover		

UNSERE STRATEGIE
kurz und bündig

Unser oberstes strategisches Ziel besteht darin, uns als überdurchschnittlich profitable, optimal diversifizierte und wirtschaftlich eigenständige Rückversicherungsgruppe wertorientiert zu entwickeln. Alle anderen Ziele leiten sich daraus ab und sind diesem Oberziel untergeordnet.

Überdurchschnittliche Profitabilität	Das heißt für uns, dass wir einer der drei profitabelsten Rückversicherer weltweit sein wollen in puncto: • Eigenkapitalrendite und • jährliches Wachstum des Ergebnisses je Aktie.
Optimale Diversifizierung	Darunter verstehen wir: • Erwirtschaften maximaler Gewinne mit unserem vorhandenen Eigenkapital durch • flexiblen Einsatz des Kapitals in den Geschäftsfeldern, Regionen und Sparten, die jeweils den höchsten Gewinn erwarten lassen.
Wirtschaftliche Eigenständigkeit	Das bedeutet für uns: • Finanzierung des Wachstums mit selbst erwirtschafteten Gewinnen, • Vermeidung von Schieflagen, die Zuschüsse der Aktionäre erfordern würden.

Gewinn je Aktie [1]



in EUR
7
6
5
4
3
2
1
0
1,94
2,29
4,13
0,11
2,75
3,24
2,32
0,41
4,27
6,08
CAGR[2]: 13,5 %
CAGR ohne Steuereffekt: 10,4 %
1998[3]
1999[3]
2000[4]
2001[4]
2002[4]
2003[4]
2004
2005
2006
2007
Gewinn je Aktie
durchschnittliche jährliche Wachstumsrate

1) Unter Berücksichtigung des Aktiensplits im Verhältnis 1:3 im Juli 2002
2) CAGR: Compound annual growth rate
3) Geändertes DVFA/GDV-Ermittlungsschema (inklusive Abschreibungen auf Firmenwerte)
4) Gewinn je Aktie nach US GAAP, verwässert

Strategische Ziele, Grundsätze und Handlungsfelder

Strategische Ziele

1. Gewinnziel
   - Mindest-Eigenkapitalrendite 750 Basispunkte über risikofreiem Zins
   - Jährlich zweistelliges Wachstum von
     - operativem Ergebnis (EBIT)
     - Gewinn je Aktie
     - Buchwert je Aktie

     (Triple-10-Target)

2. Kapitalmanagement
   - Ausrichtung der Kapitalausstattung an
     - eigener Risikomodellierung (für das Risk-Based-Capital) sowie
     - Anforderungen der BaFin und der Ratingagenturen (für die Capital-Adequacy-Ratio)
   - Vorrangiger Einsatz von Hybridkapital und anderen Eigenkapitalsubstituten
   - Rating: S&P AA- bzw. A.M. Best A
   - Kapitalallokation dort, wo die höchsten Renditen zu erwarten sind

3. Aktienkurs
   - Performance-Ziel: über Global Reinsurance Index
   - Zielerreichung durch
     - kontinuierliche Gewinnsteigerung und
     - überdurchschnittliche IR-Aktivitäten

Eigenkapitalrendite nach Steuern


in %
30
25
20
15
10
5
0
13,5
14,0
13,1
17,1
12,7
26,0
12,5
0,7
12,3
15,7
12,2
17,1
12,1
11,5
11,7
1,9
11,5
18,7
11,4
23,5
1998¹⁾
1999¹⁾
2000¹⁾
2001¹⁾
2002¹⁾
2003¹⁾
2004
2005
2006
2007
Minimum
Ist

1) Auf US GAAP Basis

Strategische Grundsätze

4. Investitionen	Bevorzugt: • zur Erreichung eines optimal diversifizierten Portefeuilles • für geografische, sparten- und produktbezogene Prioritätsbereiche
5. Wachstum	• Primär organisch • Zukäufe nur in der Personen-Rückversicherung • Keine Kapitalbeteiligungen an Erstversicherern
6. Kapitalanlagen	• Struktur ausgerichtet an kontinuierlicher, dynamischer Finanzanalyse und Erfordernissen der Liquidität und kongruenten Währungsbedeckung • Mindestrendite: risikofreier Zins zzgl. Kapitalkosten
7. Organisation und Infrastruktur	• Organisation - orientiert sich an Geschäftsprozessen - ist effektiv und effizient - sichert Know-how und Kostenführerschaft • Optimale Unterstützung der Geschäftsprozesse durch Informations- und Kommunikationssysteme • Rechnungswesen - berücksichtigt interne und externe Berichtsanforderungen - unterstützt durch transparente und zeitnahe Informationen unsere Geschäftsprozesse
8. Personalpolitik	• Wir bieten attraktive Arbeitsplätze für - ambitionierte, - leistungsorientierte, - sich mit den Unternehmenszielen identifizierende Mitarbeiter. • Kontinuierliche Förderung von Qualifikation und Motivation • Förderung von unternehmerischem Denken auf allen Ebenen • Größtmögliche Delegation von Aufgaben, Befugnissen und Verantwortung • Führen mit Zielen • Erfolgsorientierte Vergütung
9. Unternehmenssteuerung und Risikomanagement	• Intrinsic Value Creation ist unser zentrales Steuerungsinstrument. • Umfassendes Risikomanagement verhindert Existenzgefährdung.

Strategische Handlungsfelder

10. Performance Excellence

- Ganzheitliches Managementsystem zur Umsetzung der Strategie
- Systematischer und kontinuierlicher Verbesserungsprozess unterstützt durch
- externe Begutachtungen

Unsere strategischen Planungs- und Steuerungsprozesse unterstützen wir konzernweit auf Basis des Performance Excellence-Ansatzes. Performance Excellence ist ein zukunftsorientiertes, ganzheitliches Managementsystem, mit dem wir eine nachhaltige Steigerung des Unternehmenswertes verfolgen. Es beruht auf dem Excellence-Modell der European Foundation for Quality Management (EFQM) und basiert auf der Bewertung und Weiterentwicklung eingesetzter Methoden, Verfahren und Vorgehensweisen, ergänzt durch externe Begutachtungen.

Integriertes Assessment


Feedback
Leader-ship
Policy & Strategy
People
Re-sources
Pro-cesses
Employee Motiv-ation
Customer Satis-faction
Society Results
Business Results
Input Check
Output Check

Mittels Performance Excellence streben wir eine kontinuierliche Verbesserung unserer Steuerungsinstrumente Führung, Geschäftspolitik, Mitarbeiterqualität sowie Ressourcen- und Prozessmanagement an; so wollen wir optimale Resultate bei Kundenzufriedenheit, Mitarbeitermotivation und -zufriedenheit sowie bei den Geschäftsergebnissen erreichen. Auch die Wahrnehmung unserer gesellschaftlichen Verantwortung gehört zu den Kriterien, die im Rahmen von Assessments bewertet werden.

LAGEBERICHT
des Hannover Rück-Konzerns

Wirtschaftliches Umfeld

Im Berichtsjahr setzte sich die kräftige weltwirtschaftliche Expansion des Vorjahres nahezu ungebrochen fort. Infolge der Immobilienkrise in den USA trübte sich das Konjunkturklima zwar Ende des Jahres ein; gleichwohl blieb die Dynamik der Weltkonjunktur hoch.

In den großen Wirtschaftsräumen stellte sich die Entwicklung im Berichtsjahr ganz unterschiedlich dar: In Schwellenländern, wie Indien, ebenso wie im asiatischen Raum und hier insbesondere in China hat sich die ohnehin kräftige Expansion sogar noch beschleunigt. Dagegen stieg die Produktion im Euroraum, in Japan und den USA nur noch moderat. Speziell in den Vereinigten Staaten hatte die Konjunktur wegen zurückgehender Wohnungsbauinvestitionen bereits im Vorjahr spürbar an Fahrt verloren. Verstärkt wurde dieser Trend durch die Korrektur am US-Immobilienmarkt in der zweiten Hälfte des Berichtsjahres. Die Zuspitzung der Immobilienkrise brachte Turbulenzen an den Finanzmärkten – und damit eine spürbar höhere Volatilität der Märkte – mit sich.

+++ Verbesserte Wirtschaftslage in Deutschland +++

Die deutsche Wirtschaft ist im Berichtsjahr erneut kräftig gewachsen, sodass das Bruttoinlandsprodukt über dem des Vorjahres lag. Nach einem verhaltenen Jahresstart – bedingt durch die Anhebung der Mehrwertsteuer – expandierte die deutsche Inlandsnachfrage deutlich. Der private Konsum trug maßgeblich zum Aufschwung bei, nicht zuletzt dadurch, dass sich die Arbeitsmarktsituation in Deutschland weiter entspannte und die verfügbaren Einkommen stiegen.

Deutschland verteidigte im Berichtsjahr zum fünften Mal in Folge seinen Titel als Exportweltmeister. Nichtsdestoweniger nahmen Konjunkturrisiken für die deutsche Wirtschaft wieder zu: So belastete die amerikanische Hypotheken- und Kreditkrise auch deutsche Finanzinstitute. Im Zuge der Finanzmarktturbulenzen verschlechterten sich die monetären Rahmenbedingungen. Zwar trübte sich in der Folge das Geschäfts- und Konsumklima ein, die konjunkturelle Expansion zeigte sich jedoch kaum verlangsamt.

+++ Neue rechtliche Rahmenbedingungen +++

Das Berichtsjahr hat eindrucksvoll gezeigt, dass unsere Geschäftstätigkeit von den wirtschaftlichen Gegebenheiten her mit immer neuen Anforderungen konfrontiert ist. Die Faktoren dafür waren vielfältiger denn je: So haben nicht nur eine Reihe ökonomischer Veränderungen die Assekuranz tangiert, sondern auch verschiedene Reformen in der deutschen und internationalen Rechtslandschaft. In Deutschland sollen die Verordnung über die Versicherungsvermittlung und -beratung sowie das Versicherungsvertragsgesetz (VVG) vor allem einem höheren Verbraucherschutz dienen. Im Juli des Berichtsjahres hat die Europäische Kommission dem Europäischen Parlament mit dem Entwurf der Solvency-II-Rahmenrichtlinie einen grundlegenden Reformvorschlag für das Versicherungsaufsichtsrecht in Europa vorgelegt.

Geschäftsverlauf

Das Berichtsjahr verlief für die Hannover Rück-Gruppe wiederum sehr gut. Mit dem Abschluss des Verkaufs unserer im Spezialgeschäft tätigen US-Erstversicherungstochter Praetorian Financial Group, Inc. an den australischen Versicherungskonzern QBE im Mai 2007 haben wir unseren Fokus exklusiv auf die Rückversicherung gerichtet. Demgemäß beschränkt sich unsere Berichterstattung seit dem Berichtsjahr auf zwei strategische Geschäftsfelder: die Schaden- und die Personen-Rückversicherung, wobei die Schaden-Rückversicherung nun auch die Produktpalette der strukturierten Deckungen – vormals Finanz-Rückversicherung – und das verbliebene Spezialgeschäft umfasst.

Im Einklang mit relevanten internationalen Rechnungslegungsvorschriften weisen wir das Ergebnis der Praetorian Financial Group, Inc. sowohl in der Konzern- als auch in der Segment-Gewinn- und Verlustrechnung (nach

Steuern) in einer separaten Zeile aus („Jahresüberschuss aus aufgegebenen Geschäftsbereichen"). Erläuterungen und weitergehende Informationen hierzu finden sich im Anhang, Kapitel 5.2 „Veräußerungen und aufgegebene Geschäftsbereiche".

+++ Hannover Rück erhöht Anteil an E+S Rück auf 63,8 % +++

Um die Chancen im attraktiven deutschen Markt optimal nutzen zu können, haben wir unseren Anteil an der E+S Rück – die im Konzern für das Deutschlandgeschäft zuständig ist – im Berichtsjahr auf 63,8 % erhöht.

Positiv auf unsere Geschäftsentwicklung wirkte sich die noch immer gute Marktsituation in der Schaden-Rückversicherung aus. Obwohl der Zenit des „harten" Marktes im Berichtsjahr bereits überschritten war, zeigten sich die Raten risikoadäquat, sodass wir bei Befolgung selektiver Zeichnungsgrundsätze in fast allen Segmenten profitables Geschäft generieren konnten. Angesichts des für Europa schweren Sturmereignisses „Kyrill" und der damit verbundenen Großschadenbelastung für die Hannover Rück konnte das Berichtsjahr schadenseitig nicht mit dem großschadenarmen Vorjahr Schritt halten. Gleichwohl lag die Großschadenbelastung mit 6,3 % im Rahmen des Erwartungswerts von 8 % der Nettoprämie in der Schaden-Rückversicherung. Insgesamt sind wir für das Berichtsjahr mit der Entwicklung der Schaden-Rückversicherung sehr zufrieden.

Unser zweites Geschäftsfeld – die Personen-Rückversicherung – entwickelte sich ebenfalls wieder außerordentlich erfreulich: Unser „Fünf-Säulen-Geschäftsmodell" stellt eine exzellente Plattform für nachhaltiges Wachstum dar. Die Personen-Rückversicherung konnte somit sowohl in Bezug auf die Wachstumsdynamik als auch auf die Erträge ihre Ergebnisse des Geschäftsjahres 2006 deutlich übertreffen. Detaillierte Informationen über beide Geschäftsfelder finden sich in den nachfolgenden Kapiteln.

Die gebuchte Bruttoprämie für die gesamte Hannover Rück-Gruppe reduzierte sich erwartungsgemäß um 11,1 % auf 8,3 Mrd. EUR (9,3 Mrd. EUR). Gründe hierfür waren der Verkauf der Praetorian und der damit zusammenhängende Rückzug der Clarendon aus dem aktiven Spezialgeschäft. Dies konnte auch das starke Wachstum der Personen-Rückversicherung nicht voll kompensieren. Bei konstanten Währungskursen hätte der Rückgang 8,0 % betragen. Der Konzernselbstbehalt erhöhte sich aufgrund niedrigerer Retrozessionsaufwendungen gegenüber dem Vorjahr um 11,1 Prozentpunkte auf 87,4 %. Angesichts dessen erhöhte sich die Nettoprämie um 2,8 % auf 7,3 Mrd. EUR (7,1 Mrd. EUR).

Bruttoprämie nach Regionen (in %)



Nordamerika (27)
Lateinamerika (3)
Afrika (3)
Australien (6)
Asien (7)
Deutschland (17)
Restliches Europa (37)

+++ Ordentliche Kapitalanlageerträge verbesserten sich im Berichtsjahr um 8,4 % +++

Mit der Entwicklung unserer Kapitalanlagen sind wir insgesamt zufrieden: Der gegenüber dem Vorjahr relativ geringe Anstieg der selbst verwalteten Kapitalanlagen resultierte hauptsächlich aus der kompensierenden Wirkung der US-Dollar-Entwicklung im Zusammenhang mit moderaten Mittelzuflüssen. Die selbst verwalteten Kapitalanlagen erreichten zum 31. Dezember 2007 einen Wert von 19,8 Mrd. EUR (19,5 Mrd. EUR). Dennoch verbesserten sich die ordentlichen Kapitalanlageerträge ohne Depotzinsen gegenüber dem Vorjahreswert um 8,4 % auf 859,0 Mio. EUR (792,6 Mio. EUR). Im Rahmen unseres aktiven Portefeuillemanagements fielen per saldo Gewinne aus dem Abgang von Kapitalanlagen in Höhe von 174,3 Mio. EUR (217,4 Mio. EUR) an. Das Netto-Kapitalanlageergebnis reduzierte sich um 5,7 % auf 1.121,7 Mio. EUR (1.188,9 Mio. EUR). Unser konservativ ausgerichtetes, gut diversifiziertes Portefeuille war von der Krise im US-Immobilienbereich kaum betroffen. Angesichts unseres – im Vergleich zum gesamten Kapitalanlagevolumen – geringen Bestandes an Wertpapieren mit Subprime-Exponierung waren die Abschreibungen in Höhe von rund 10 Mio. EUR eher geringfügig.

+++ Hannover Rück erneut mit Rekordergebnis +++

Das operative Ergebnis (EBIT) fiel im Berichtsjahr erneut sehr erfreulich aus; es konnte um 14,6 % auf 940,0 Mio. EUR (819,9 Mio. EUR) gesteigert werden; das bis zum Verkauf der Praetorian Financial Group, Inc. von ihr erwirtschaftete operative Ergebnis von rund 24 Mio. EUR ist darin nicht enthalten. Der Konzernüberschuss erhöhte sich um 42,6 % auf 733,7 Mio. EUR (514,4 Mio. EUR) – erneut ein Rekordergebnis. Zwar ist hierin eine Reduzierung der latenten Steuern in Höhe von 191,5 Mio. EUR (vor Anteilen anderer Gesellschafter) enthalten, aber auch ungeachtet dieses Sondereffekts würde unser Unternehmen einen neuen Rekordgewinn verzeichnet haben. Das Ergebnis je Aktie steigt von 4,27 EUR auf 6,08 EUR.

Auch die Finanzkraft der Hannover Rück zeigt sich im Berichtsjahr erneut gestärkt: Das Eigenkapital hat sich gegenüber dem Vorjahr um 15,6 % auf 3,3 Mrd. EUR (2,9 Mrd. EUR) erhöht. Entsprechend hat auch der Buchwert je Aktie um 15,6 % auf 27,77 EUR (24,03 EUR) zugelegt. Das gesamte haftende Kapital – bestehend aus Eigenkapital, Anteilen anderer Gesellschafter und Hybridkapital – stieg um 8,5 % auf 5,3 Mrd. EUR (4,9 Mrd. EUR).

Als Mittel der Risikoreduzierung bedienen wir uns der Retrozession, d. h., wir geben Teile der von uns in Deckung genommenen Risiken an andere Rückversicherer weiter. Die Rückversicherungsforderungen aus Rückstellungen für noch nicht abgewickelte Versicherungsfälle – also Ansprüche, die wir gegenüber unseren Retrozessionären haben – reduzierten sich im Jahresverlauf auf 2,5 Mrd. EUR (3,0 Mrd. EUR). Nach wie vor legen wir großen Wert auf die Qualität unserer Retrozessionäre: Über 95 % der Gesellschaften, zu denen wir derartige Geschäftsbeziehungen unterhalten, werden von Standard & Poor's mit einem sogenannten Investment-Grade-Rating von „BBB" oder besser eingestuft. Auch bestehen wir regelmäßig auf ergänzende Sicherheiten. Zudem gewinnen im Kapitalmarkt strukturierte Deckungen an Bedeutung.

Haftendes Kapital


in Mio. EUR
6.000
5.000
4.000
3.000
2.000
1.000
0
3.680,4[1]
4.172,2
4.579,6
4.878,4
5.295,1
2003
2004
2005
2006
2007

[1] Auf US GAAP Basis

Im Berichtsjahr haben wir erstmals Ausfallrisiken aus Forderungen gegen andere Rückversicherer in den Kapitalmarkt transferiert und uns hiermit gegen ein potenzielles Kreditrisiko immunisiert. Bei dieser Verbriefung namens „Merlin" handelte es sich um eine Innovation auf dem Versicherungsmarkt, indem erstmals eine voll besicherte synthetische Schuldverschreibung für ein Portefeuille aus Kreditrisiken von Erst- und Rückversicherungsgesellschaften aufgelegt wurde. Das zugrunde liegende Portefeuille hat einen Nominalwert von 1 Mrd. EUR.

Unsere Geschäftsfelder

Im Folgenden erläutern wir den Verlauf des Geschäftsjahres anhand unserer beiden strategischen Geschäftsfelder, der Schaden- und Personen-Rückversicherung. Ergänzend hierzu findet sich in der Segmentberichterstattung des Jahresabschlusses eine Darstellung der Bilanz- und Ergebniskomponenten für jedes einzelne Geschäftsfeld.

Bruttoprämie pro Geschäftsfeld (in %)


Schaden-Rückversicherung (63)
Personen-Rückversicherung (37)

Schaden-Rückversicherung

Die Schaden-Rückversicherung ist nicht nur unser größtes und bedeutendstes, sondern auch unser schwierigstes Geschäftsfeld, da es in fast allen Sparten und Märkten einen volatilen und zyklischen Verlauf hat.

Insgesamt sind wir mit der Entwicklung in der Schaden-Rückversicherung sehr zufrieden; die Marktbedingungen waren auch im Berichtsjahr wieder günstig.

Die Erneuerungssaison zum 1. Januar 2007 stellte unter Beweis, dass der „harte" Markt auch im Berichtsjahr andauern würde. Gleichwohl zeigte sich – und dies bestätigten auch die unterjährigen Vertragserneuerungsrunden –, dass sein Zenit 2006 überschritten wurde, nach acht aufeinanderfolgenden Jahren von Ratenerhöhungen. Entscheidend ist jedoch, dass sich die Raten in den meisten Segmenten auf einem gut auskömmlichen Niveau bewegten, also risikoadäquat blieben. Somit konnten wir unverändert profitables Geschäft generieren. Lediglich in einigen Sparten wie etwa dem US-Haftpflichtgeschäft, hier insbesondere bei der Managerhaftpflichtversicherung, erschienen uns Preise und Konditionen dem eingegangenen Risiko nicht mehr angemessen. Wir haben hier entsprechend reagiert und unser Geschäftsvolumen reduziert. Im Sachgeschäft dagegen war die Situation trotz leichter Ratenrückgänge immer noch auskömmlich. Auch wenn insgesamt die Preise leicht zurückgegangen sind, bleibt ihr Niveau risikoadäquat. Im amerikanischen Sach-Katastrophengeschäft verblieben die Raten auf ihrem hohen Niveau, lediglich in einzelnen Bereichen waren Reduzierungen zu verzeichnen.

+++ Zyklusmanagement weiter im Fokus +++

Wichtige Stellschrauben unseres Underwritings sind nach wie vor ein aktives Zyklusmanagement und unsere opportunistische Zeichnungspolitik, derzufolge wir uns auf jene Segmente konzentrieren, die die höchste Profitabilität versprechen. Hierzu zählen u. a. das Sach-Katastrophengeschäft, die weltweite Kredit- und Kautionsversicherung, die Transportversicherung oder die Märkte Zentral- und Osteuropas. Auch im profitablen deutschen Markt konnten wir unseren Anteil als einer der führenden Rückversicherer weiter ausbauen. Angesichts des enormen Wachstumspotenzials in den islamischen Versicherungsmärkten verfolgen wir zudem über unsere Tochtergesellschaft in Bahrain konsequent den Auf- und Ausbau schariakonformen Geschäfts. Nach der Gründung der Hannover ReTakaful im Jahr 2006 haben wir im Berichtsjahr ebenfalls im Königreich Bahrain eine Niederlassung gegründet, die sich exklusiv auf die traditionelle Rückversicherung in dieser Region konzentriert.

In den Erneuerungsrunden hat sich wiederum bestätigt, dass die Zedenten dem Rating der Rückversicherer – insbesondere für lang abwickelndes Haftpflichtgeschäft – eine große Bedeutung beimessen. Als etablierter und finanzstarker Rückversicherer sind wir mit hervorragenden Ratings ausgestattet und daher ein bevorzugter Ansprechpartner für unsere Kunden. Folglich gehören wir zu den Marktteilnehmern, denen nahezu das gesamte Spektrum an Rückversicherungsgeschäft zur Zeichnung angeboten und auch zugeteilt wird. Dies ist ein klarer Wettbewerbsvorteil, können wir so doch das Geschäft auswählen, das unseren Profitabilitätsansprüchen am besten gerecht wird.

Zusammensetzung der Bruttoprämie in der Schaden-Rückversicherung nach Sparten (in %)


Haftpflicht (43)
Sonstige (3)
Kredit/Kaution (7)
Luftfahrt (6)
Transport (7)
Sach (34)

Bei den *strukturierten Produkten* sind wir einer der führenden Rückversicherer weltweit. Das Berichtsjahr war von der weiteren geografischen Diversifizierung unseres Portefeuilles gekennzeichnet: Nach wie vor generieren wir rund die Hälfte unserer Prämie in den USA, jedoch ist mittlerweile die Anzahl unserer Verträge in den übrigen Märkten insgesamt deutlich höher und ihr Ergebnisbeitrag signifikant.

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2007	+/- Vorjahr	2006	2005[1]	2004[1]	2003[1][2]
Gebuchte Bruttoprämie	5.189,5	-20,1 %	6.495,7	4.639,3	4.211,1	4.787,1
Verdiente Nettoprämie	4.497,6	-4,7 %	4.718,7	3.922,9	3.456,2	3.500,0
Versicherungstechnisches Ergebnis	-26,7	-62,5 %	-71,0	-500,5	98,5	141,1
Kapitalanlageergebnis	783,3	-5,8 %	831,7	544,8	440,7	393,4
Operatives Ergebnis (EBIT)	667,6	-0,4 %	670,1	-28,3	463,0	465,9
Konzernüberschuss	560,5	+17,1 %	478,5	4,3	270,7	167,0
Ergebnis je Aktie in EUR	4,65	+17,1 %	3,97	0,04	2,24	1,52
Selbstbehalt	85,3 %		72,4 %	85,9 %	83,0 %	72,2 %
Kombinierte Schaden-/Kostenquote [3]	99,7 %		100,8 %	112,8 %	97,2 %	96,0 %

[1] Werte für 2005 bis 2003 vor neuer Segmentierung
[2] Auf US GAAP-Basis
[3] Einschließlich Depotzinsen

Der Anteil des Erstversicherungsgeschäfts in unserem Portefeuille ist durch den Verkauf der Praetorian und den Rückzug der Clarendon aus dem aktiven Spezialgeschäft nur noch gering. Lediglich die International Insurance Company of Hannover Ltd., London, und die Compass Insurance Company Ltd., Johannesburg, sind noch in diesem Segment tätig. Beide Gesellschaften konnten ihre Prämieneinnahmen erhöhen und ein erfreuliches Ergebnis beisteuern.

+++ Weitere Kapitalmarkttransaktionen im Berichtsjahr +++

Im Berichtsjahr haben wir erneut Vorsorge getroffen, damit außergewöhnliche Großschäden unsere Kapitalbasis nicht belasten. So haben wir einerseits unsere Spitzenrisiken weiter reduziert und uns zum anderen neuer Kapitalmarkttransaktionen bedient, also des Transfers von Versicherungsrisiken in den Kapitalmarkt. Zu Beginn des Jahres haben wir unsere bislang volumenstärkste Transaktion „K5" um weitere 116 Mio. USD auf 530 Mio. USD aufgestockt und unser Portefeuille damit noch einmal wetterfester gemacht. Das der „K5"-Transaktion zugrunde liegende Portefeuille besteht aus nichtproportionalen Rückversicherungsverträgen der Sach-Katastrophen-, Luftfahrt- und Transport- (inklusive Meerestechnik-) Sparten.

Unseren Selbstbehalt am „K5"-Sach-Katastrophengeschäft haben wir darüber hinaus im März mit einer weiteren Verbriefung abgesichert: In einer in dieser Art erstmaligen Transaktion haben wir am Kapitalmarkt eine Stop-Loss-Deckung in Höhe von 200 Mio. USD platziert. Dieser Transfer komplettiert unser Schutzdeckungsprogramm, sodass unser Portefeuille nun besser denn je gegen außergewöhnliche Großschäden geschützt ist. Darüber hinaus verschafften uns diese Transaktionen eine noch größere Unabhängigkeit vom unsteten traditionellen Retrozessionsmarkt.

Geografische Verteilung der Schaden-Rückversicherung (in % der Bruttoprämie)


Australien (2)
Afrika (3)
Lateinamerika (4)
Asien (8)
Nordamerika (32)
Restliches Europa (21)
Großbritannien (11)
Deutschland (19)

Aufgrund des Rückzugs der Clarendon aus dem aktiven Spezialgeschäft, geringerer Prämieneinnahmen bei den strukturierten Produkten und reduzierter Spitzenrisiken verringerte sich die gebuchte Bruttoprämie in der Schaden-Rückversicherung um 20,1 % auf 5,2 Mrd. EUR (6,5 Mrd. EUR). Bei konstanten Währungskursen, insbesondere gegenüber dem US-Dollar, hätte der Rückgang 17,3 % betragen. Der Selbstbehalt erhöhte sich um 12,9 Prozentpunkte auf 85,3 % (72,4 %). Angesichts dessen reduzierte sich die verdiente Nettoprämie nur um 4,7 % auf 4,5 Mrd. EUR (4,7 Mrd. EUR).

Mit der Großschadenentwicklung des Jahres 2007 sind wir unter dem Strich zufrieden: Im Januar bescherte der Wintersturm „Kyrill" Europa und insbesondere Deutschland große Verwüstungen und verursachte einen Marktschaden von rund 4 Mrd. EUR. Für die Hannover Rück bedeutete dieses Ereignis eine Nettoschadenbelastung von 115,6 Mio. EUR vor Steuern. Im Verlauf des Jahres war eine Reihe kleinerer und mittlerer Naturkatastrophen zu verzeichnen: Stürme, begleitet von starken Regenfällen, führten in Australien und im arabischen Raum zu Überschwemmungen. Auch in Großbritannien kam es zu gravierenden Flutschäden. Die prophezeite starke Hurrikansaison in den USA und der Karibik blieb dagegen aus. Lediglich Wirbelsturm „Dean" ging mit einer Belastung von 7,3 Mio. EUR in unsere Großschadenliste ein.

+++ Netto-Großschadenquote bleibt unter dem Erwartungswert +++

Insgesamt belief sich die Netto-Großschadenbelastung auf 285,4 Mio. EUR (107,3 Mio. EUR); dieser Wert entspricht 6,3 % der Nettoprämie in der Schaden-Rückversicherung und liegt damit unter dem Erwartungswert von 8 %. Die kombinierte Schaden-/Kostenquote beträgt im Berichtsjahr 99,7 % (100,8 %). Dieser Wert reflektiert unseren aktuellen Portfoliomix. Insbesondere die jüngeren Jahrgänge des lang abwickelnden Haftpflichtgeschäfts reservieren wir unverändert vorsichtig. Da wir nun im Geschäftsfeld Schaden-Rückversicherung auch das Geschäft mit strukturierten Produkten ausweisen, bei dem häufig Zinskomponenten Schäden kompensieren, kommt es im Vergleich zu früheren Jahren zu einer strukturellen Erhöhung der Schaden-/Kostenquote.

Entwicklung der Großschäden


in Mio. EUR
600
500
400
300
200
100
0
341
120
69
497
135
240
472
181
164
1.775
238
665
370
277
225
83
311
60
775
281
377
2.373
314
1.070
121
370
107
410
360
285
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Großschadenlast[1]

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Brutto	11 %	11 %	8 %	19 %	4 %	1 %	10 %	34 %	2 %	8 %
Netto	3 %	9 %	5 %	14 %	4 %	1 %	7 %	20 %	2 %	6 %

Brutto   Netto   Netto-Erwartungswert für Großschäden[2]

[1] Im Verhältnis zur Prämie der Schaden-Rückversicherung (1998 – 2006 angepasst an neue Segmentierung)
[2] 1998 – 2004 = 5 %; 2005 = 6 %, ab 2006 = 8 % der verdienten Nettoprämie der Schaden-Rückversicherung

Das versicherungstechnische Ergebnis verbesserte sich auf -26,7 Mio. EUR nach einem Vorjahreswert von -71,0 Mio. EUR.

Das Kapitalanlageergebnis reduzierte sich im Berichtsjahr um 5,8 % auf 783,3 Mio. EUR (831,7 Mio. EUR). Das operative Ergebnis (EBIT) der Schaden-Rückversicherung liegt trotz niedrigerer Prämieneinnahmen mit 667,6 Mio. EUR (670,1 Mio. EUR) auf Vorjahresniveau. Der Konzernüberschuss stieg um 17,1 % auf 560,5 Mio. EUR (478,5 Mio. EUR). Hierin ist ein Sondereffekt aus der Reduzierung der latenten Steuern in Höhe von 137,8 Mio. EUR enthalten. Der Gewinn je Aktie erreichte erfreuliche 4,65 EUR (3,97 EUR).

Deutschland

Die Schadenversicherung war in Deutschland durch ein nach wie vor schwaches Wachstum gekennzeichnet. Der Konjunkturaufschwung auf unserem Heimatmarkt spiegelte sich kaum in der Entwicklung der Prämieneinnahmen der deutschen Versicherungswirtschaft wider. Hinzu kam eine im Vergleich zum Vorjahr intensivere Schadenbelastung. Hier ist vor allem Wintersturm „Kyrill" mit einem versicherten Marktschaden von rund 2,5 Mrd. EUR zu nennen. Er ist damit das bisher teuerste Einzelereignis in der Geschichte der deutschen Versicherungswirtschaft.

+++ VAG-Novelle stärkt deutsche Versicherungswirtschaft im europäischen Wettbewerb +++

Die vom Deutschen Bundestag im November 2007 verabschiedete VAG-Novelle – sie trat am 1. Januar 2008 in Kraft – soll die deutsche Versicherungswirtschaft im europäischen Wettbewerb stärken. Eckpunkte dieser Novelle sind neue Bestimmungen zum Risikomanagement der Unternehmen. Die Regelung stellt u. a. höhere Anforderungen an die Entscheidungsprozesse in den Unternehmen. Außerdem wurde im Berichtsjahr eine Reform des Versicherungsvertragsgesetzes verabschiedet, das die Rechte der Versicherungsnehmer weiter stärken soll. Schließlich trat im November 2007 ein neues Umweltschadensgesetz in Kraft, mit dem eine öffentlich-rechtliche Haftung für Umweltschäden und Schäden an der Biodiversität eingeführt wurde. Darauf hat der deutsche Versicherungsmarkt reagiert und eine neuartige Umweltschaden-Haftpflichtversicherung auf den Markt gebracht.

Erneut war der deutsche Erstversicherungsmarkt im Berichtsjahr von starkem Wettbewerb gekennzeichnet: Neue Anbieter aus dem Ausland versuchten, in der Kraftfahrtversicherung wie auch in den Sparten der Industrieversicherung Fuß zu fassen. Dies führte zu einem Druck auf das Preisniveau. Davon waren insbesondere die industrielle Feuer- und die Feuer-Betriebsunterbrechungsversicherung sowie in einem gewissen Umfang auch die Sparten der industriellen Haftpflichtversicherung betroffen. Auch in dem für uns wichtigen Kraftfahrt-Versicherungsmarkt herrschte wiederum ein harter Kampf um Marktanteile. Deshalb, und auch aufgrund einer nochmals leicht niedrigeren Schadenfrequenz in der Kraftfahrzeug-Haftpflichtsparte, waren entsprechende Prämienreduzierungen die Folge. Der Preiskampf in der Kraftfahrtversicherung führte jedoch nicht zu den erwarteten starken Rückgängen, sondern blieb mit rund 3,5 % noch moderat.

Der Rückversicherungsmarkt in Deutschland war im Vergleich zum Originalmarkt von weiterhin günstigen Marktbedingungen, also auskömmlichen Raten und Konditionen gekennzeichnet. Obwohl sich Aufweichungstendenzen abzeichneten, konnten wir im Berichtsjahr auch Konditionsverbesserungen durchsetzen und attraktive Geschäftschancen wahrnehmen. Dies galt vor allem in der nichtproportionalen Kraftfahrzeug-Haftpflichtversicherung: Hier zeigten sich die Preise weitestgehend stabil bzw. konnten sich mit Blick auf den weiter steigenden Bedarf im Personenschadenbereich risikoadäquat entwickeln.

In den Sparten Feuer und Feuer-Betriebsunterbrechung war bei den proportionalen Verträgen ein Prämienabrieb zu verzeichnen, der auf sinkende, jedoch von einem hohen Niveau kommende Originalraten zurückzuführen ist. Wir haben hier unser Engagement entsprechend angepasst. Im Industrie-Haftpflichtgeschäft blieben die Konditionen fester; dies gilt sowohl für unsere nichtproportionalen wie auch für unsere proportionalen

Engagements. Ganz im Sinne unserer Ziele konnten wir in der Haftpflichtversicherung unser Prämienvolumen ausbauen.

Gebuchte Bruttoprämie in Deutschland nach Sparten (in %)


Sonstige (1)
Luftfahrt (3)
Kredit/Kaution (2)
Unfall (4)
Kraftfahrt (39)
Sach/Haftpflicht (51)

Erfreulich entwickelte sich auch eine weitere Zielsparte: die Unfallversicherung. Gemäß unserer schon seit Jahren bestehenden Förderung dieser Sparte unterstützen wir unsere Kunden nicht nur durch die Übernahme von Risiken in der Vertrags- und fakultativen Rückversicherung, sondern wir bieten ihnen auch Produktinnovationen. Hier setzen wir auf von uns entwickelte neue Produkte wie z. B. die Unfall-Kombirente, die auch Leistung bei schweren Krankheiten vorsieht. Auch der Ausbau weiterer Serviceleistungen durch externe Anbieter (Policen mit Assistance-Leistungen) bildet einen Schwerpunkt unserer Dienstleistung. Durch diese Produktneuerungen konnten wir unsere Prämieneinnahmen in dieser Sparte um rund 5 % steigern.

Das Deutschlandgeschäft wird von unserer Tochtergesellschaft E+S Rück betrieben. Als Spezialrückversicherer für den deutschen Markt wird sie vor allem wegen ihrer hervorragenden Bonität, ihrer Servicequalität und der Kontinuität in ihren Geschäftsbeziehungen von den Kunden geschätzt. Sie nimmt in Deutschland – dem zweitgrößten Nichtlebens-Rückversicherungsmarkt der Welt – nach wie vor die zweite Position ein. Im Rahmen der neuen Umweltschaden-Haftpflichtversicherung hat die E+S Rück für ihre Kunden Rahmenbedingungen entwickelt, mit denen die Risiken fachkundig eingeschätzt werden können. Dies stellt angesichts bislang fehlender Statistiken für unsere Kunden einen besonderen Mehrwert dar.

+++ E+S Rück baut Marktanteil im profitablen deutschen Markt weiter aus +++

Dank höherer Vertragsanteile bei bestehenden Verbindungen und neuer Kundenbeziehungen haben wir unseren Marktanteil weiter steigern und unsere Position als einer der führenden Rückversicherer im profitablen deutschen Markt ausbauen können. Obwohl das Ergebnis auf unserem Heimatmarkt aufgrund der Schadenbelastung aus dem schweren Wintersturm „Kyrill" beeinträchtigt ist, sind wir mit der Geschäftsentwicklung insgesamt sehr zufrieden.

In Deutschland und mehreren anderen Staaten Europas wurde im Laufe des Jahres 2007 die EU-Richtlinie zur Finanz-Rückversicherung umgesetzt. Sie erkennt strukturierte Produkte explizit an und ermöglicht den Mitgliedsstaaten, genauere Regeln zu erlassen. Durch intensives Marketing haben wir unser Profil gestärkt: Zedenten beziehen unsere Produkte zunehmend in die Planung ihrer Rückversicherung mit ein. Mit der Geschäftsentwicklung strukturierter Produkte in Deutschland sind wir ebenfalls zufrieden.





Flamingo-Schwarm über einem See in Kenia

Unberechenbar?

Bewegung bedeutet für uns nicht Bedrohung. Wir kennen die Gesetzmäßigkeit hinter Marktveränderungen und richten uns entsprechend unseres bewährten, professionellen Zyklusmanagements sicher und gezielt nach ihr aus.

Im weicher werdenden Markt liegt unser Fokus daher mehr denn je auf Profitabilität statt auf Ranglisten und Prämienwachstum. So nutzen wir Geschäftschancen schnell, undogmatisch und flexibel und erschließen uns attraktive Märkte wie Produktnischen.

Großbritannien

Die Rahmenbedingungen für den Erstversicherungsmarkt in Großbritannien blieben gegenüber dem Vorjahr nahezu unverändert: Ein weiterhin spürbarer Wettbewerb führte erneut zu entsprechendem Ratendruck. So war in den meisten Sparten ein Abrieb von 5 %–15 % zu verzeichnen. Lediglich im Kraftfahrtversicherungsbereich war die Situation günstiger.

Die Rückversicherungsmärkte hingegen zeichneten sich im Berichtsjahr durch stabile Preise aus. Wenngleich wir einige wenige langfristig ausgerichtete Beteiligungen pflegen, betreiben wir im Londoner Markt generell eine opportunistische Zeichnungspolitik.

Gebuchte Bruttoprämie in Großbritannien nach Sparten (in %)


Kredit/Kaution (1)
Unfall (2)
Sonstige (9)
Kraftfahrt (4)
Luftfahrt (11)
Transport (39)
Sach/Haftpflicht (34)

Im *Haftpflichtbereich* profitierte die Hannover Rück von ihrem sehr guten Rating. Die Raten blieben überwiegend stabil, lediglich in einigen Segmenten kam es zu leichten Reduzierungen. In der Berufs- und Managerhaftpflichtversicherung fielen diese allerdings etwas stärker aus – infolgedessen haben wir hier unser Engagement deutlich reduziert. Gemäß unserer Marketingstrategie haben wir Neugeschäft mit Nischenanbietern gezeichnet, z. B. in der Sparte Reiseunfallgeschäft.

Im Berichtsjahr konnten wir unsere Bruttoprämieneinnahmen in Großbritannien steigern. An Großschäden hatten wir den Sturm „Kyrill" zu Beginn des Jahres sowie die Überschwemmungen im Juni und Juli zu verzeichnen, deren Belastungen für unser Unternehmen jedoch relativ moderat blieben.

Der Londoner Markt ist zudem bedeutend für die Zeichnung von internationalen Transport- und Luftfahrtrisiken; in beiden Sparten zählt die Hannover Rück zu den Marktführern.

Die *Luftfahrtversicherung* ist im Erstversicherungsbereich durch erhebliche Überkapazitäten gekennzeichnet, die sich im Airline-Markt sogar auf bis zu 250 % beliefen. Dies sowie der günstige Schadenverlauf führten zu einer deutlichen Abschwächung der Raten. In der Rückversicherung hingegen waren lediglich moderate Ratenreduzierungen festzustellen; hier sind Überkapazitäten begrenzt, da die Zedenten nach wie vor großen Wert auf die Bonität ihres Rückversicherers legen. Wir haben unser Geschäft selektiv gezeichnet, d. h. strikt auf Profitabilität ausgerichtet, und trotz leichter Rückführung der Marktanteile unsere Führungsposition in der Luftfahrtrückversicherung behauptet. Unser Portefeuille haben wir weiter diversifiziert, sodass das Flugliniengeschäft erneut an Dominanz verloren hat. Wir sind somit gut aufgestellt, um auch in einem weicher werdenden Markt profitabel agieren zu können. Dabei fokussieren wir uns auf die Zeichnung von nichtproportionalem Geschäft. Im Berichtsjahr hatten wir aus dem Flugzeugabsturz in Brasilien eine Nettobelastung in Höhe von knapp 10 Mio. EUR zu verzeichnen. Dies war der größte Schaden im Luftfahrtmarkt seit fünf Jahren. Darüber hinaus kam es zu einem weiteren Luftfahrtschaden sowie drei Satellitenabstürzen. Insgesamt aber sind wir mit dem Geschäftsverlauf in der Luftfahrtrückversicherung zufrieden.

+++ Transportgeschäft: Haftungslimit bei sturmexponierten Programmen im Golf von Mexiko deutlich reduziert +++

Das Marktumfeld in der *Transportrückversicherung* war im Berichtsjahr immer noch stark von den substanziellen Belastungen aus den Hurrikanereignissen des Jahres 2005 im Golf von Mexiko gekennzeichnet. Diese hatten neben steigenden Raten und höheren Selbstbehalten seitens der Zedenten auch eine umfassende Umstrukturierung der Rückversicherungsprogramme nach sich gezogen. Die Programme unterscheiden für den Golf von

Mexiko nun zwischen naturkatastrophenexponierten Regionen und -unkorrelierten Risiken.

Wir konnten im Bereich Meerestechnik und im Energiegeschäft deutliche Preiserhöhungen erzielen; aber auch für das sonstige Transportgeschäft waren Ratenerhöhungen durchsetzbar. Im Rahmen unseres Risikomanagements haben wir das Haftungslimit bei sturmexponierten Programmen im Golf von Mexiko nunmehr um etwa 25 % reduziert.

Unsere Zeichnungspolitik ist stark auf nichtproportionale Verträge ausgerichtet; proportionale Verträge akzeptieren wir nur in den Segmenten, die hohe Margen versprechen. Das bedeutet: Wir agieren im proportionalen Geschäft noch opportunistischer als bei der Zeichnung von nichtproportionalen Verträgen.

Das Transportgeschäft war nicht durch außergewöhnliche Großschäden betroffen. Anders als prognostiziert verlief die Hurrikansaison in der Golf-Region im Berichtsjahr relativ ruhig. Im ersten Halbjahr kam es zu einer Häufung von größeren Kasko-Schäden in der Seefahrt, die jedoch vor allem die Erst- und weniger die Rückversicherer belasteten.

Insgesamt sind wir mit den Ergebnissen unseres im Londoner Markt gezeichneten Transportgeschäfts sehr zufrieden; dies gilt auch für die Entwicklung in den übrigen europäischen Ländern und in den USA. Wir haben hier erfolgreich die Veränderungen aus dem Jahr 2006 verteidigen können, die Raten hielten sich demzufolge stabil. Weitere Preiserhöhungen waren nicht mehr möglich. In kleinen Teilen zeigten sich erste Aufweichungstendenzen bei der Ratenentwicklung, jedoch blieb die Qualität des Portefeuilles insgesamt gleich zum Vorjahr.
In den USA ist unser Marktanteil im Vergleich zur sonstigen Verteilung unterproportional, da Konditionsverbesserungen nicht im gleichen Maße wie in anderen Märkten durchsetzbar waren. Wir zeichnen hier Verträge, deren Haftung erst bei größeren Schäden einsetzt, also oberhalb des Frequenzschadenbereichs. Da wir bereits zu fast allen Transportzeichnern in den USA Beziehungen unterhalten, haben wir keine neuen Geschäftsverbindungen aufgebaut. Während wir im nichtproportionalen Segment ein relativ breites Portefeuille zeichnen, konzentrieren wir uns im proportionalen Vertragsgeschäft auf wenige Sparten, wie Meerestechnik und Krieg, oder zeichnen Nischengeschäft. Unser fakultatives Geschäft betreiben wir auf rein opportunistischer Basis. Für den US-Transportmarkt verzeichneten wir eine moderate Schadenentwicklung.

In der *Kredit- und Kautionsversicherung* erreichten die Schadenquoten im Berichtsjahr angesichts eines rückläufigen Insolvenzniveaus und guter Konjunkturbedingungen einen historischen Tiefststand. Die Erstversicherer generierten erstmals wieder organisches Wachstum, das jedoch teilweise – aufgrund verstärkten Wettbewerbs – durch einen Prämienabrieb kompensiert wurde. Nach wie vor konnte der Erstversicherungsmarkt Gewinne erzielen.

Angesichts langjähriger guter Ergebnisse erhöhten die Zedenten ihre Selbstbehalte. Dies und ein Überangebot an Rückversicherungskapazität führten auf Rückversicherungsseite zu einem Druck auf die Konditionen. Insbesondere große Versicherungsgruppen konnten aufgrund des Kapazitätsüberhangs ihre Forderungen durchsetzen. Andererseits konzentrierten sich die Kunden wiederum auf Rückversicherer mit guter Bonität und hoher Professionalität, wovon wir profitierten.

+++ Hannover Rück mit sehr gutem Ergebnis in der Kredit- und Kautionsrückversicherung +++

Das Geschäft in den Kredit- und Kautionssparten ist traditionell auf Kontinuität ausgelegt, deren Stellenwert aber nachzulassen scheint. Die Hannover Rück nimmt im weltweiten Kredit- und Kautionsmarkt die dritte Position ein. Durch Anteilserhöhungen und 20 neue Kundenbeziehungen erzielten wir im Berichtsjahr nochmals ein deutliches Prämienwachstum bei sehr zufriedenstellenden Margen. Gleichwohl werden ausbleibende Schäden weiter das Prämienniveau belasten.

Aus Gründen der Diversifikation haben wir sowohl unser Kautionsgeschäft als auch das Geschäft mit politischen Risiken verstärkt.

Die Krise am US-Hypothekenmarkt hatte für unser Kredit- und Kautionsgeschäft keine Auswirkungen. In unseren Zeichnungsrichtlinien sind Kreditderivate, also auch Hypotheken-Garantiegeschäft, ausgeschlossen.

West- und Südeuropa

In *Frankreich* verlief die Entwicklung in der Erstversicherung zufriedenstellend. Ratenrückgänge waren sowohl bei der Deckung von industriellen Risiken als auch wiederum in der Kraftfahrtsparte zu verzeichnen. Angesichts rückläufiger Schadenzahlen erzielten die Versicherer im Berichtsjahr jedoch abermals gute Ergebnisse, was zu einem erhöhten Druck auf die Raten führte. In der Rückversicherung erwiesen sich die Raten im Kraftfahrtgeschäft als noch ungenügend. Obwohl sich die Anzahl der Unfälle verringert hat, stiegen die Aufwendungen für Schwerstverletzte.

+++ Engagement in der Bauhaftpflichtversicherung weiter erhöht +++

Die Hannover Rück ist in Frankreich einer der größten Anbieter für Rückversicherungsdeckungen sowie Marktführer in der Vertrags- und fakultativen Rückversicherung in der Unfall- und Bauhaftpflichtversicherung. Gleichwohl verfolgen wir insgesamt keine Wachstumsziele; wir erhöhten nur dort unser Engagement, wo die Bedingungen attraktiv waren. So haben wir im Berichtsjahr erneut unser Portefeuille in der Bauhaftpflichtversicherung weiterentwickelt und verfolgen eine langfristige Strategie des stetigen Ausbaus. Die Zusammenarbeit der Bereiche fakultative und Vertragsrückversicherung in den Sparten Unfall- und Bauhaftpflichtrückversicherung hat zu einem guten Ergebnis und einer soliden Stellung im Markt geführt.

Signifikante Schadenereignisse gab es im französischen Markt nicht; die Belastungen aus Stürmen – etwa aus „Kyrill" – waren moderat, da die Schäden mehrheitlich im Selbstbehalt der Versicherer verblieben. Unser Prämienvolumen haben wir angesichts der zum Teil nicht auskömmlichen Raten reduziert. Aufgrund der schwierigen Situation in der Kraftfahrtversicherung blieb das Ergebnis hinter unseren Erwartungen zurück.

Das Geschäft in *Spanien und Portugal* verlief für die Hannover Rück positiv. In beiden Märkten gab es hinreichend attraktive Geschäftschancen.

So konnten wir in Spanien profitables Geschäft generieren; die Raten hielten sich trotz starken Wettbewerbs insgesamt stabil. Sowohl im Sachgeschäft als auch in der Kraftfahrtsparte verblieben die Preise im Durchschnitt auf einem akzeptablen Niveau, was uns veranlasste, unser Geschäft auszubauen. Wir zeichnen unsere Verträge in Spanien auf opportunistischer Basis, sodass wir flexibel auf Marktabschwünge reagieren können. Großschäden hatten wir hier im Berichtsjahr nicht zu verzeichnen. Der portugiesische Markt ist stark traditionell geprägt, das heißt, Geschäftsbeziehungen zwischen Erst- und Rückversicherer sind langfristig angelegt. Dies hat zur Folge, dass das Geschäft weniger volatil ist. Insgesamt waren wir mit der Geschäftsentwicklung zufrieden, obgleich sowohl in der Kraftfahrzeug-Haftpflicht- als auch in der Arbeitsunfallversicherung ein starker Wettbewerb vorherrschte. Die Limite für Kraftfahrzeug-Haftpflichtdeckungen wurden im Berichtsjahr von 600.000 EUR auf 1,2 Mio. EUR angehoben. Da sowohl Katastrophen- als auch große Schäden im Sachrückversicherungsbereich ausblieben, war das Geschäft in Portugal profitabel.

Der Erstversicherungsmarkt in den *Benelux-Staaten* war durch eine verstärkte Konkurrenz ausländischer Gesellschaften geprägt, vornehmlich in den Niederlanden. Dies sowie die guten Gewinne, die die Versicherungsbranche erwirtschaftete, führten zu sinkenden Raten vor allem im gewerblichen wie industriellen Sach- und auch Kraftfahrtgeschäft. In den Niederlanden haben nunmehr alle Versicherer die europäische Kraftfahrzeug-Haftpflicht-Richtlinie umgesetzt, die eine Aufstockung der bislang üblichen Mindestdeckungssumme auf 5 Mio. EUR für Personenschäden und 2,5 Mio. EUR für Sachschäden pro Schadenereignis vorsieht. In *Belgien* entwickelte sich unser Geschäft planmäßig, sowohl in der Kraftfahrt- als auch in der Arbeitsunfallversicherung.

In den *Niederlanden* ist die Hannover Rück insbesondere im Kundensegment der mittelgroßen Versicherer und Gegenseitigkeitsvereine engagiert. Bei dieser Zielgruppe ist unser Geschäft auf langfristige Beziehungen ausgerichtet. In der Regel sind wir auf nichtproportionales Nischengeschäft fokussiert, wozu die Rückversicherung von Gewächshäusern sowie das Gemeindehaftpflicht- und Kraftfahrtflottengeschäft zählen. Tendenziell zeigte sich im Berichtsjahr ein Aufweichen des Marktes. Ausgenommen hiervon waren jedoch die Sparten Kraftfahrzeug-Haftpflicht und Haftpflicht, in denen wir demzufolge unser Engagement verstärkt haben. Da die Erstversicherer ihre Selbstbehalte erhöht haben, ist unser Prämienvolumen im Berichtsjahr insgesamt leicht zurückgegangen. Der Wintersturm „Kyrill" brachte für unser Geschäft in den Niederlanden eine nur geringe Belastung. Im Sachgeschäft hatten wir dagegen eine größere Anzahl von Schäden zu verzeichnen. Insgesamt sind wir mit unserer Geschäftsentwicklung in den Niederlanden zufrieden.

+++ Kleinere und mittelgroße Zedenten in Italien im Fokus +++

Der *italienische* Nichtlebensmarkt zeigte im Berichtsjahr wiederum ein nur sehr geringes Wachstum. Wegen der anhaltenden Konsolidierungsphase schrumpfte das Volumen des in Rückversicherung gegebenen Geschäfts; das Angebot überstieg deutlich die Nachfrage, sodass das Ratenniveau fiel und sich die Konditionen verschlechterten. Dank unserer klaren Kunden- und Marktsegmentierung konnten wir uns von dieser Entwicklung jedoch abkoppeln. In Italien stehen kleinere und mittelgroße Zedenten in unserem Fokus. Wir klassifizieren unsere Kundenbeziehungen im Hinblick auf deren Wertschöpfung: Bei Zedenten, die auf opportunistische Weise Rückversicherungsschutz einkaufen, agieren wir ebenfalls opportunistisch; besondere Zielkunden können neben dem professionellen Rückversicherungsschutz auch zusätzliche Serviceleistungen wie Schulungen und Beratungen erwarten.

Wie in anderen Märkten ist ein überdurchschnittliches Rating der Rückversicherer auch in Italien von großer Bedeutung. Dadurch erschließt sich uns ein größeres Geschäftspotenzial.

Wir rangieren in Italien als viertgrößter Rückversicherer und zeichnen unser Geschäft vorwiegend über nichtproportionale Verträge. Anders als in der Erstversicherung war der Preisabrieb in der Rückversicherung noch moderat, wenn auch eine Aufweichung der Konditionen festzustellen war. Großschäden gab es im Berichtsjahr keine. Das Prämienvolumen hat sich leicht verringert, das Ergebnis fiel jedoch abermals sehr zufriedenstellend aus.

Nordeuropa

Wir sind in den Märkten Nordeuropas gut aufgestellt und nehmen insbesondere im Bereich der Versicherungsvereine auf Gegenseitigkeit eine führende Position ein; unser Geschäft in diesem Kundensegment ist auf langfristige Beziehungen ausgelegt.

+++ Hannover Rück trotz schwieriger Marktbedingungen mit Geschäftsentwicklung in Nordeuropa zufrieden +++

Sehr gute Ergebnisse bei den Erstversicherern führten im Berichtsjahr zu einem verstärkten Wettbewerb. Insbesondere in *Dänemark* brachte dies erhebliche Reduzierungen der Kraftfahrzeug-Haftpflichtprämien mit sich. Auch das gewerbliche Geschäft war äußerst wettbewerbsintensiv, was zweistellige Ratenreduzierungen nach sich zog.

In der Rückversicherung war das Ratenniveau ebenfalls durch einen deutlichen Wettbewerb gekennzeichnet – insbesondere dort, wo die Programme schadenfrei geblieben waren. Unser Ziel war es, das profitable Geschäft zu erhalten, was uns auch überwiegend gelungen ist. Die Prämieneinnahmen gingen für Nordeuropa leicht zurück. Wir hatten im Berichtsjahr mit dem Sturm „Per" einen Großschaden in Höhe von 7,1 Mio. EUR netto sowie einige Feuersachschäden zu verzeichnen, sodass sich die Schadenquote erhöhte. In Anbetracht der nicht einfachen Marktbedingungen war die Geschäftsentwicklung in Nordeuropa noch zufriedenstellend.

Osteuropa

Die Erstversicherungsmärkte in Zentral- und Osteuropa wuchsen im Vergleich zu den westeuropäischen Märkten weiterhin überdurchschnittlich. Allerdings führte ein erhöhter Wettbewerb zu sinkenden Originalraten. Wachstumsmärkte waren vor allem *Russland* – wo sich zum Beispiel der Bereich der Privatversicherungen deutlich ausgeweitet hat –, die *Ukraine* und *Kasachstan*. Die international tätigen Versicherungsgruppen optimierten ihre Rückversicherungsabgaben und haben ihre Selbstbehalte erhöht.

+++ Hannover Rück in Zentral- und Osteuropa unter den drei wichtigsten Anbietern +++

Für Rückversicherer blieben die Bedingungen weitestgehend stabil. Die Hannover Rück gehört in Zentral- und Osteuropa zu den drei wichtigsten Anbietern. Angesichts überwiegend guter Margen konnten wir so attraktives Geschäft generieren. Unser Prämienvolumen stieg im Berichtsjahr weiter an; auch mit unseren Ergebnissen in den zentral- und osteuropäischen Märkten sind wir zufrieden. Größere Schäden gab es mit Ausnahme des Wintersturms „Kyrill" nicht, wobei auch unsere Belastung aus diesem Ereignis hier moderat war.

Nordamerika

Der nordamerikanische (Rück-)Versicherungsmarkt ist nicht nur weltweit, sondern auch für die Hannover Rück der größte und bedeutendste Einzelmarkt: Auf ihn entfallen 31,7 % unseres Prämienvolumens in der Schaden-Rückversicherung.

Da in den letzten beiden Jahren größere Naturkatastrophen ausgeblieben sind, konnten die amerikanischen Erstversicherer kräftige Gewinne erzielen und damit ihre Eigenkapitalsituation weiter verbessern. Dadurch hat sich der Wettbewerb in fast allen Sparten des Versicherungsgeschäfts deutlich verstärkt. Im Haftpflicht-Erstversicherungsgeschäft hält dieser nunmehr seit drei Jahren an und wird sehr bald dazu führen, dass das im „harten" Markt aufgebaute Preisniveau weitestgehend wieder abgebaut ist. Auf der Rückversicherungsseite setzte der Wettbewerb im Haftpflichtgeschäft 2006 ein und verschärfte sich ab Mitte 2007 deutlich. Gleichwohl ging der Druck im Wesentlichen vom Erstversicherungs- und nicht vom Rückversicherungsmarkt aus.

+++ Prämienvolumen in amerikanischer Managerhaftpflicht weiter reduziert +++

Die Krise im US-Immobilien- und Kreditbereich hatte im Berichtsjahr auch Auswirkungen auf die Versicherungswirtschaft, und zwar in den Organ- und Berufshaftpflichtsparten. Der Marktschaden wird derzeit auf mehr als 3 Mrd. USD geschätzt; dem steht eine Gesamtprämie für das Segment der Finanzinstitutionen von rund 3,5 Mrd. USD gegenüber. Hieran wird deutlich, in welchem Umfang diese Haftpflichtsparten von der Subprime-Krise betroffen werden könnten. Wir haben aufgrund des Ratenverfalls insbesondere im nordamerikanischen Managerhaftpflichtgeschäft unseren Marktanteil kontinuierlich abgesenkt, mittlerweile auf ein Viertel des Prämienvolumens, das wir im „harten" Markt generiert hatten. Angesichts dessen erwarten wir als Folge der Subprime-Krise nur eine geringe Belastung. Wir haben unsere Bestände sorgfältig analysiert und konservative Spätschadenrückstellungen in Höhe von 19,5 Mio. EUR gebildet.

Im Sach-Erstversicherungsgeschäft blieb ein stärkerer Preisabrieb bis Anfang 2007 aus. Das mittlerweile hohe Ratenniveau nach den Hurrikan-Jahren 2004 und 2005, insbesondere bei Policen, die Naturkatastrophenexponierungen aufweisen, hat die Attraktivität des Geschäfts und damit den Wettbewerb jedoch zur Mitte des Berichtsjahres erhöht. Die Raten im katastrophenunkorrelierten Sachgeschäft standen demgegenüber seit längerem unter Druck. Allerdings war das eindeutige Zeichen für einen „weichen" Markt, ein Aufweichen der Vertragsbedingungen, noch nicht zu beobachten.

Da der Markt derzeit wieder weicher wird, haben wir insgesamt unser Engagement im nicht katastrophenexponierten Sachgeschäft ebenso wie im Haftpflichtbereich reduziert, sodass unser Prämienvolumen im Berichtsjahr rückläufig war. Gemäß unserer antizyklischen Zeichnungspolitik, die wir in Nordamerika seit 30 Jahren erfolgreich betreiben, identifizieren wir kontinuierlich Geschäftsfelder, deren Profitabilität nicht mehr befriedigend ist. Wir reduzieren hier unsere Anteile bzw. zeichnen kein Neugeschäft mehr. Dies gilt derzeit insbesondere für den Haftpflichtbereich, wo wir gerade in den exponierten Sparten unser Geschäft deutlich reduziert haben.

+++ Marketingaktivitäten zur Neukundengewinnung und besseren Diversifizierung weiter verstärkt +++

Nichtsdestoweniger haben wir im Berichtsjahr unsere Marketingaktivitäten weiter verstärkt, um neue Kunden hinzuzugewinnen und unsere Diversifizierung voranzutreiben. Wir engagieren uns intensiver bei regionalen Gegenseitigkeitsvereinen, da hier die Ratenentwicklung weniger volatil verläuft.

Unser US-Geschäft zeichnen wir fast ausschließlich über Makler; dies verschafft uns eine größere Flexibilität, gerade auch im Hinblick auf unsere antizyklische Zeichnungspolitik. Gleichwohl haben wir durch eine verfeinerte Kundensegmentierung auch Gesellschaften identifiziert, die wir unabhängig von Marktzyklen betreuen. Zu diesen Kunden unterhalten wir langjährige und vertrauensvolle Geschäftsbeziehungen.

Darüber hinaus haben wir mit Blick auf den weicher werdenden Markt unser proportionales Geschäft weiter zugunsten von nichtproportionalem Geschäft umgeschichtet. Nur einige wenige proportionale Verträge, die eine adäquate Profitabilität versprechen, führen wir fort.

Schadenseitig verlief das Berichtsjahr weitgehend ruhig. Die prognostizierte starke Hurrikansaison blieb aus, und Schäden aus Tornados, Hagelstürmen oder den Waldbränden in Kalifornien hielten sich im Rahmen des erwarteten Umfangs.

Auch im Berichtsjahr haben uns unsere Kunden wiederum eine sehr gute Marktpositionierung bestätigt: Im Rahmen einer Studie der renommierten amerikanischen Flaspöhler Research Group erhielten wir Bestnoten in den Kategorien „Underwriting" und „Kundenservice". Unsere Geschäftspartner schätzen besonders, dass wir eine breitere Produktpalette als viele unserer Wettbewerber anbieten und uns in allen Sparten engagieren – vorausgesetzt, wir erachten Preis und Deckungsumfang als vertretbar.

Gebuchte Bruttoprämie in den USA nach Sparten (in %)


Unfall (1)
Sonstige (1)
Transport (3)
Kredit/Kaution (4)
Luftfahrt (7)
Kraftfahrt (12)
Sach/Haftpflicht (72)

In der *Kredit- und Kautionsrückversicherung* in Nordamerika sind wir einer der Marktführer. Im Berichtsjahr haben wir erneut die attraktiven Geschäftsmöglichkeiten genutzt.

Auf der Erstversicherungsseite gab es keine nennenswerten Veränderungen zum Vorjahr; es herrscht ein nach wie vor gutes Bonitätsniveau vor. Der Kreditmarkt wuchs weiterhin bei sehr guten Ergebnissen. Auch die Krise am US-Immobilienmarkt hatte keine Auswirkungen auf das Geschäft. In der Kautionssparte blieb die Nachfrage gut, allerdings führten ein intensiver Wettbewerb und ausbleibende Schäden zu einem leichten Druck auf die Raten.

+++ Attraktives Ratenniveau im US-Kautionsgeschäft +++

Auch auf der Rückversicherungsseite entwickelte sich das Geschäft im Berichtsjahr wiederum sehr positiv; insbesondere die Kautionssparte – für die Hannover Rück das dominierende Geschäft in den USA – war durch ein attraktives Ratenniveau gekennzeichnet. Wir haben hier unsere bereits beachtliche Marktposition gehalten und bei überdurchschnittlicher Profitabilität zum Teil noch ausgeweitet. In der Kreditrückversicherung wuchs unser

Prämienvolumen zweistellig bei unverändert sehr guten Ergebnissen. Auch im Bereich der politischen Risiken erzielten wir nochmals einen Zuwachs.

+++ Keine Auswirkungen der US-Hypothekenkrise auf unser Kredit- und Kautionsgeschäft +++

Die Krise am US-Hypothekenmarkt blieb für unser Kredit- und Kautionsgeschäft ohne Auswirkungen. In unseren Zeichnungsrichtlinien sind sogenanntes Hypotheken-Garantiegeschäft oder auch Kreditderivate ausgeschlossen.

Wir sind mit den Ergebnissen in der Kredit- und Kautionsrückversicherung außerordentlich zufrieden. Unser sehr gutes Vorjahresergebnis konnten wir sogar noch einmal deutlich verbessern; nennenswerte Schadenereignisse gab es im Berichtsjahr nicht.

Da unser weltweites *Transport- und Luftfahrtgeschäft* überwiegend im Londoner Markt gezeichnet wird, berichteten wir über die Geschäftsentwicklung im Kapitel zu Großbritannien.

Die Hälfte unserer Prämieneinnahmen bei den *strukturierten Produkten* stammt aus den USA. Aufgrund der herausragenden Bedeutung dieses Marktes unterhalten wir speziell zur Vermarktung eine Repräsentanz in Chicago. Außerdem nutzen wir die Vorteile, die unsere Tochtergesellschaft in Dublin bietet, nämlich die Möglichkeit zur wirtschaftlich realistischen Diskontierung von Schadenreserven, verbunden mit der dort bestehenden Befreiung von der Federal Excise Tax – einer Sondersteuer auf Prämien, die an nicht-amerikanische Gesellschaften zediert werden. Nach den in der Vergangenheit aufgetretenen Turbulenzen um strukturierte Produkte stabilisierte sich im Berichtsjahr die Nachfrage nach unseren Konzepten, wenn auch auf niedrigerem Niveau.

Insgesamt sind wir mit der Entwicklung unseres Schaden-Rückversicherungsgeschäfts in Nordamerika zufrieden.

Übrige internationale Märkte

Lateinamerika

Die wichtigsten lateinamerikanischen Märkte sind für uns *Mexiko, Kolumbien, Venezuela, Ecuador* und *Argentinien*.

Sowohl Mexiko als auch Mittelamerika sind Märkte mit ausgeprägter Naturkatastrophenexponierung. Die Hannover Rück ist in diesem Segment sehr engagiert, mittlerweile drängen jedoch auch Rückversicherer aus Bermuda in den mexikanischen Markt. Im Katastrophengeschäft reduzierten sich die Preise deutlich, teilweise um bis zu 20 %; allerdings kamen sie auch von einem sehr hohen Niveau. Nachdem das Vorjahr – ausgelöst durch den Hurrikan „Wilma" aus dem Jahre 2005 – von einem Kapazitätsengpass und entsprechenden Preissteigerungen gekennzeichnet war, haben wir im Berichtsjahr alle Möglichkeiten voll ausgeschöpft, um unsere Belastungen aus diesem Ereignis zurückzuverdienen.

Die meisten Sparten waren von Ratenreduzierungen gekennzeichnet, wenngleich diese noch immer risikoadäquat sind. Im kolumbianischen Kraftfahrt-Erstversicherungsgeschäft verbesserten sich die Schadenquoten angesichts rückläufiger Autodiebstähle. In Mexiko zeigte sich die Entwicklung in der Haftpflichtrückversicherung zunehmend problematisch, hier ist ein Aufweichen des Ratenniveaus zu beobachten.

+++ Hannover Rück von Naturkatastrophen in Lateinamerika wenig betroffen +++

Mexiko und Mittelamerika waren im Berichtsjahr von verschiedenen Naturkatastrophen betroffen: In Mexiko und der Karibik richtete der Wirbelsturm „Dean" große Verwüstungen an, die allerdings größtenteils nicht versichert waren. Demzufolge blieb die Belastung aus diesem Ereignis für uns gering. Darüber hinaus sorgten Überschwemmungen in Tabasco für große Schäden und menschliches Leid. Die Hannover Rück ist hiervon in einem geringen einstelligen Millionen-USD-Bereich betroffen. Der Wirbelsturm „Felix" verursachte in Honduras und Nicaragua große Schäden, von denen wir allerdings aufgrund unseres geringen Engagements nicht tangiert sind.

Bei den landwirtschaftlichen Risiken verfolgen wir die Strategie, weitere Marktanteile hinzuzugewinnen. Staatliche Prämiensubventionsprogramme in der Erstversicherung und die Förderung pflanzlicher Energieträger sowie steigende Preise für Agrarprodukte führten zu einer verstärkten Nachfrage nach landwirtschaftlichen Versicherungen – und infolgedessen zu einem größeren Bedarf an Rückversicherungskapazitäten.

Gemäß unseren strategischen Zielen haben wir in Lateinamerika das profitable, nichtproportionale Geschäft ausgebaut und unser Prämienvolumen auch insgesamt leicht erhöht. Die Ergebnisse für die lateinamerikanischen Märkte waren sehr zufriedenstellend. Auch in diesen Märkten bieten wir weiterhin unseren Kunden strukturierte Produkte an. Wachstumsimpulse erhoffen wir uns von der Marktöffnung in Brasilien.

Afrika
Unser wichtigster Markt auf dem afrikanischen Kontinent ist *Südafrika*, wo wir in Johannesburg mit einer Tochtergesellschaft, der Hannover Re Africa, vertreten sind. Sie ist ein gefragter Ansprechpartner für alle Sparten, nicht zuletzt dank ihrer schnellen und flexiblen Reaktionszeiten.

Der südafrikanische Erst- und Rückversicherungsmarkt wies im Berichtsjahr einen zunehmenden Wettbewerb auf. Die versicherungstechnischen Ergebnisse der meisten Erstversicherer waren durch eine angespannte Schadensituation in der Kraftfahrtsparte gekennzeichnet. Auch auf der Rückversicherungsseite herrschte ein aggressives Marktverhalten. Da die Zedenten Selbstbehalte erhöhten, war die Nachfrage nach Rückversicherungsschutz geringer.

Die Hannover Rück zeichnet in Afrika vorwiegend Spezialgeschäft, wie zum Beispiel Kraftfahrzeug-Haftpflichtdeckungen für Taxen, das von Zeichnungsagenturen akzeptiert wird. Einen größeren Teil unseres Spezialgeschäfts übernehmen wir von unserer Tochtergesellschaft Compass Insurance Company. Für Standardgeschäft in den Märkten Südafrika und Mauritius fokussieren wir uns auf nichtproportionale Zeichnungen; nur ausnahmsweise, und nur, wenn die Bedingungen sehr attraktiv sind, zeichnen wir selektiv auch proportionale Verträge. In den übrigen afrikanischen Ländern halten wir an unserer Strategie fest, profitables nichtproportionales Geschäft auszuweiten. Dennoch bleibt es schwierig, dieses Ziel umzusetzen, da die Zedenten auf dem afrikanischen Kontinent gebündelte Platzierungen („Bouquets") bevorzugen.

Da in Südafrika Änderungen bezüglich der Kapitalanforderungen anstehen, erwarten wir hier neue Wachstumsimpulse bei den strukturierten Rückversicherungsprodukten.

Der ökonomische Boom in Südafrika und anderen afrikanischen Ländern hat für ein organisches Wachstum der Prämieneinnahmen gesorgt. Dies gilt vor allem für das Kraftfahrt- sowie für das sonstige Privat- und das Industriegeschäft.

+++ Sehr gutes Ergebnis in Südafrika +++

Gemäß unserer selektiven Zeichnungspolitik haben wir im Berichtsjahr Verträge, die eine ungenügende Profitabilität aufwiesen, nicht erneuert. Unseren Anteil am Geschäft unserer Tochtergesellschaft Compass Insurance Company haben wir erhöht und konnten unser Bruttoprämienvolumen im Berichtsjahr insgesamt leicht steigern.

Da es zu einigen größeren Schäden kam, stieg die Schadenquote der Hannover Re Africa etwas an. Unsere klare strategische Positionierung und disziplinierte Zeichnungspolitik haben im Berichtsjahr jedoch erneut zu einem Rekordergebnis der Schaden-Rückversicherungs-Operation in Südafrika geführt.

Asien
Unser größter asiatischer Markt ist mit deutlichem Abstand *Japan*. Dank unserer Präsenz in Tokio, wo wir eine Servicegesellschaft unterhalten, stehen wir in einem ständigen, persönlichen Kontakt zu unseren Kunden. Bei den meisten großen Erstversicherern nehmen wir daher den Status eines sogenannten „Core Reinsurer" ein. Unsere wichtigste Einzelsparte in Japan ist das Naturkatastrophengeschäft, das wir vorrangig auf nichtproportionaler Basis zeichnen.

Die Nachfrage nach Erdbebendeckungen im Erstversicherungsbereich hat sich im Berichtsjahr weiter verstärkt. Angesichts höherer Selbstbehalte reduzierte sich allerdings das Marktprämienvolumen in der Rückversicherung, wobei wir unsere Position gegen diesen Trend verteidigen konnten. Das Preisniveau zeigte sich insgesamt stabil: So stiegen dank verbesserter Ergebnisse und ausbleibender Großschäden die Rückversicherungsprovisionen bei proportionalen Verträgen. Im nichtproportionalen Unfallgeschäft zeigten sich die Raten vorwiegend stabil, allerdings kam es stellenweise auch zu leichten Reduzierungen. In den Sachsparten waren durchschnittliche Preisreduzierungen von 5 % zu verzeichnen.

In Nischen, wie dem Privatversicherungsgeschäft kleiner Versicherungsvereine auf Gegenseitigkeit, blieb unser Engagement aufgrund regulatorischer Beschränkungen relativ limitiert. Dennoch konnten wir unseren Anteil an diesem Geschäft erhöhen. Angesichts unseres bereits substanziellen Ausbaus des Unfall- und Haftpflichtgeschäfts im Vorjahr waren unsere Wachstumsmöglichkeiten in diesen Segmenten begrenzt. Auch der japanische Haftpflichtmarkt erwies sich im Berichtsjahr als relativ stabil, und so haben wir hier unsere Position weiter ausbauen können.

Die Geschäftsbeziehungen zu unseren Kunden in Japan sind traditionell auf Kontinuität ausgerichtet. Mit unserem sehr guten Rating sind wir ein gefragter Ansprechpartner für Rückversicherungsdeckungen. Unser Prämienvolumen konnten wir im Berichtsjahr leicht erhöhen, nennenswerte Großschäden waren nicht zu verzeichnen. Es ereigneten sich zwar einige Feuerschäden, die jedoch für unser Unternehmen nur zu einer relativ geringen Belastung führten. Insgesamt sind wir mit unserer Geschäftsentwicklung in Japan sehr zufrieden.

In den *südostasiatischen* Märkten waren sowohl in der Erst- als auch in der Rückversicherung abermals Ratenreduzierungen hinzunehmen. Die dortigen Märkte sind vorwiegend auf proportionale Verträge ausgerichtet – dennoch versuchen wir kontinuierlich, einen stärkeren Fokus auf die Zeichnung von nichtproportionalem Geschäft zu legen. In katastrophenunkorrelierten Sparten zeichnen wir auch proportionales Geschäft, sofern es unsere Profitabilitätsansprüche erfüllt.

Hauptmärkte in dieser Region sind für uns Malaysia, Indien, die Philippinen und Indonesien. Die Sachsparten machen etwa zwei Drittel unseres Portefeuilles aus. Wir haben dieses weiter diversifiziert und Sparten wie Unfall, Kraftfahrt mit limitierter Haftpflicht, Ernte- und Viehbestandsversicherung oder auch strukturierte Deckungen ausgeweitet. Im Kraftfahrtgeschäft mit limitierten Deckungen bieten wir ausgewählten Kunden eine Kombination von traditionellen und strukturierten Verträgen an.

+++ Hannover Rück mit der Entwicklung ihres Retakaful-Geschäfts sehr zufrieden +++

Dynamisch haben sich in Südostasien und auf der arabischen Halbinsel der Takaful- und damit auch der Retakaful-Markt – also das Versicherungsgeschäft nach islamischem Recht – entwickelt: Allein im Berichtsjahr wurden über 20 Takaful-Gesellschaften neu registriert. Angesichts des imposanten industriellen Wachstums und der gegenwärtig noch verhältnismäßig geringen Versicherungsdichte wird das derzeitige Wachstum des Takaful-Markts auf über 20 % p. a. geschätzt.

Diese Wachstumsaussichten hatten die Hannover Rück bereits 2006 veranlasst, eigens eine Tochtergesellschaft in Bahrain zu gründen. Wir waren damit die erste internationale Rückversicherungsgruppe, die lokal Rückversicherungsgeschäft auf Grundlage des islamischen Rechts betreiben konnte. Nach dem ersten Geschäftsjahr ist die Bilanz sehr positiv: Unsere Prämieneinnahmen beliefen sich auf rund 10 Mio. EUR, und wir liegen somit mit unserer Entwicklung über dem Plan. Immer mehr Takaful-Gesellschaften platzieren ihr Geschäft vorrangig bei schariakonformen Rückversicherern wie der Hannover Rück. Im Berichtsjahr haben wir in Bahrain auch eine Niederlassung gegründet, die sich exklusiv auf die traditionelle Rückversicherung in der Region konzentrieren wird. Unser Ziel bleibt es weiterhin, langfristig der bevorzugte Partner für diese Gesellschaften zu sein.

+++ Hoher Wettbewerb in China +++

Den stärksten Wachstumsmarkt in Asien stellt *China* dar. Während *Hongkong*, *Taiwan* und *Südkorea* etablierte Erstversicherungsmärkte sind, die sich im Vergleich zum Vorjahr kaum verändert haben, wuchs der chinesische

Markt erneut überproportional. Diese Entwicklung erstreckte sich über alle Sparten, besonders deutlich war sie jedoch im Kraftfahrtgeschäft und in den Haftpflichtsparten. China gilt weiterhin als Zielmarkt für die internationalen Erst- und Rückversicherer, und entsprechend hoch ist der Wettbewerb. Dies zog wiederum sinkende Raten und verschlechterte Bedingungen nach sich, aber auch in Taiwan, Hongkong und Südkorea sind die Marktbedingungen derzeit weich.

Die Hannover Rück verfolgt in diesen Märkten eine opportunistische Zeichnungspolitik; wir akzeptieren vornehmlich nichtproportionales Geschäft, das unsere Profitabilitätsvorgaben erfüllt. Dies gilt insbesondere für China, wo proportionale Verträge dominieren; die Raten hierfür erachten wir jedoch als nicht auskömmlich. Somit wachsen wir hier langsamer als der Markt. Im Haftpflichtbereich haben wir unser Engagement dagegen ausgebaut; dies gilt auch für China, wo im Berichtsjahr eine besonders hohe Nachfrage zu verzeichnen war.

+++ Strukturierte Produkte haben sich besonders in Asien erfolgreich entwickelt +++

Unser Geschäft mit strukturierten Produkten hat sich besonders in Asien erfolgreich entwickelt: So konnten wir in Südkorea und China neue Verträge abschließen; in Thailand, den Philippinen und Kasachstan haben wir erste größere Verträge abgeschlossen, bei guten Aussichten auf weiteres Neugeschäft.

Großschäden hatten wir im Berichtsjahr nicht zu verzeichnen, allerdings war die Frequenz bei kleineren Schäden steigend. Insgesamt sind wir mit unseren Ergebnissen in Asien zufrieden.

Australien, Neuseeland
Die Hannover Rück nimmt im australischen Nichtlebens-Rückversicherungsmarkt die dritte Position ein. Seit mehr als 20 Jahren sind wir in Sydney mit einer Niederlassung vertreten. Unsere Kunden schätzen uns angesichts dieser lokalen Präsenz sowie aufgrund unseres sehr guten Ratings als verlässlichen und attraktiven Partner. Seit 2004 zeichnen wir über diese Operation auch fakultatives Geschäft, das sich seitdem profitabel entwickelt.

Der australische Erstversicherungsmarkt war im Berichtsjahr erneut von Ratenreduzierungen in nahezu allen Sach- und Haftpflichtsparten gekennzeichnet. Besonders betroffen waren die gewerblichen und industriellen Versicherungszweige. In der Rückversicherung erwiesen sich die Bedingungen als stabiler; hier blieb es bei einer moderateren Preiserosion. Stark unter Preisdruck geriet im Berichtsjahr die Unfallversicherung, während die Raten im nichtproportionalen Haftpflichtgeschäft stabil blieben.

+++ Zwei Großschäden in Australien +++

Nachdem im Vorjahr bereits Zyklon „Larry" für steigende Raten im Katastrophengeschäft geführt hatte, erhöhten sich nach der schweren Flut in New South Wales die Preise bei schadenbelasteten Programmen; für untere Tranchen waren Ratenerhöhungen von bis zu 30 % zu erzielen. Dort, wo die Programme schadenfrei waren, blieben die Raten stabil. Bei den oberen Tranchen der Programme waren leichte Reduzierungen, aber auch stabile Preise möglich.

Das Flutereignis in Australien hatte im Juni/Juli des Berichtsjahres zu einem geschätzten Marktschaden von rund 1 Mrd. AUD geführt; allerdings ist davon auszugehen, dass zwischen 40 % und 50 % im Selbstbehalt der Erstversicherer verbleiben. Für die Hannover Rück bedeutete dieses Schadenereignis eine Nettobelastung von rund 20,7 Mio. EUR. Im Dezember ereignete sich in Sydney und der Küstenregion ein Hagelsturm, für den wir 15,0 Mio. EUR reserviert haben.

Oberste Maxime unserer Geschäftsstrategie ist auch auf dem australischen Kontinent die Einhaltung unserer Profitabilitätsziele: Wir konzentrieren uns vorrangig auf nichtproportionales Geschäft und akzeptieren nur noch sehr wenige proportionale Verträge, zeichnen also in dieser Region vorwiegend auf opportunistischer Basis. Ausnahmen machen wir allerdings bei bereits über Jahre hinweg bestehenden Kundenbeziehungen, sofern diese nachhaltige Gewinne erwirtschaften. Um unser Portefeuille weiter zu diversifizieren, orientieren wir uns zudem auf den Ausbau von Nischengeschäft.

Mit unserem im Berichtsjahr auf dem australischen Kontinent erzielten Ergebnis sind wir zufrieden.

Personen-Rückversicherung

Im Geschäftsfeld Personen-Rückversicherung werden unter dem weltweiten Markennamen Hannover Life Re die internationalen Aktivitäten der Hannover Rück-Gruppe in den Sparten Leben, Kranken, Renten und Unfall, soweit sie von Lebensversicherern betrieben werden, zusammengefasst.

Dem Geschäftsjahr 2007 ist das Prädikat „hervorragend" zuzuordnen, da wir unsere Zielvorstellungen auf Prämien- wie auf Ertragsseite erfüllen oder teilweise sogar sehr deutlich übertreffen konnten. Dabei haben wir jedoch keinerlei Abstriche an unserer Reservierungspraxis vorgenommen, die in Übereinstimmung mit den IFRS-Rechnungslegungsprinzipien eine vorsichtige Rückstellungspolitik ermöglicht. Zudem wenden wir eine unverändert konservative Zeichnungspraxis an, die unser Portefeuille spartenmäßig und territorial bestmöglich diversifiziert.

+++ Hannover Life Re zählt zu vier wichtigsten international tätigen Lebensrückversicherern +++

Die Hannover Life Re zeichnet ihr Geschäft auf allen fünf Kontinenten und hat sich in den letzten Jahren zu einem führenden Anbieter von Rückversicherungskonzepten und -lösungen entwickelt. Sie zählt – mit Bruttoprämieneinnahmen von über 3 Mrd. EUR und einem Marktanteil von weltweit ca. 8 % im Jahre 2007 – nachhaltig zu den vier wichtigsten international tätigen Lebensrückversicherern.

Hannover Life Re – die Infrastruktur und das internationale Netzwerk

Die Hannover Life Re ist als Netzwerk organisiert. In der folgenden Grafik sind die Gesellschaften mit ihrem Bruttoprämienanteil dargestellt:

Bruttoprämie nach Business Center (vor Konsolidierung in %)


HLR International (26)
HLR Africa (3)
HLR UK (5)
HLR Australasia (10)
HLR America (14)
HLR Ireland (16)
HLR Germany (26)

Als weiteres Mitglied in diesem Netzwerk ist unsere mit 120 Mio. EUR Eigenkapital ausgestattete Tochter in Bermuda hinzugekommen, die Anfang Oktober 2007 durch die örtliche Aufsichtsbehörde ihre Zulassung für den operativen Geschäftsbetrieb erhielt.

Die Hannover Life Re International wiederum ist unter anderem für unsere Zeichnungen in Asien verantwortlich. Hier konnten wir im Berichtsjahr deutliche Fortschritte zur Verstärkung der Infrastruktur erreichen: So haben wir die zweite Gründungsphase für eine Lebensniederlassung in der Volksrepublik China vorangetrieben und erwarten die operative Geschäftsaufnahme in den ersten Monaten des Jahres 2008. In Südkorea haben wir im Dezember 2007 die prinzipielle Genehmigung der dortigen Aufsichtsbehörde zur Etablierung einer Niederlassung in Seoul erhalten, und in Indien sind wir gegenwärtig im Begriff, eine Servicegesellschaft in Mumbai zu gründen, die ab 2008 das Lebens- und auch das fakultative Nichtlebensgeschäft der Hannover Rück betreuen wird.

Zusätzlich haben wir uns intensiv mit den Perspektiven der islamischen Versicherungswelt (dem sogenannten Takaful-Geschäft) befasst und werden über die im Vorjahr gegründete Rückversicherungsgesellschaft Hannover ReTakaful in Manama, Bahrain, diesen sich entwickelnden Markt konsequent und unter voller Beachtung der islamischen Prinzipien bearbeiten. Als besonders positiv bewerten wir das Erstrating von „A" mit dem Ausblick „stable", mit dem die Ratingagentur Standard & Poor's unsere Tochtergesellschaft im November 2007 eingestuft hat.

Das Geschäftsmodell der Hannover Life Re basiert unverändert auf dem „Fünf-Säulen-Modell", durch das wir unseren Kunden eine breite Palette an Rückversicherungslösungen zur Verfügung stellen können. Unsere mehr als 470 Mitarbeiter an weltweit 18 Standorten sind damit in der Lage, die besonderen Bedürfnisse der jeweiligen Märkte und einzelnen Kunden zu berücksichtigen und in ihre Lösungskonzepte einzuarbeiten.

Wir betrachten uns als einen kundenorientierten Personen-Rückversicherer, der seine Beziehungen über ein systematisches Customer-Relationship-Management strukturiert und steuert. Wir arbeiten mit unseren Kunden auf langfristiger Basis partnerschaftlich zusammen, sodass für beide Seiten Gewinnpotenziale entstehen.

Gebuchte Bruttoprämie gemäß dem 5-Säulen-Modell (in %)


Traditionelle Risikorückversicherung (40)
Stochastische Partnerschaften (11)
Bancassurance (14)
Partnerschaften mit multinationalen Kunden (15)
Entwicklung neuer Märkte und Produkte (20)

Prämienentwicklung

Die Bruttoprämieneinnahmen der Hannover Life Re überschritten im Berichtsjahr erstmals die Marke von 3 Mrd. EUR. Sie stiegen um 10,4 % auf 3,1 Mrd. EUR. Durch geringere Retrozessionen erhöhte sich die Selbstbehaltsquote auf 90,8 % (85,4 %), sodass die verdiente Nettoprämie sogar um 17,8 % auf 2,8 Mrd. EUR anstieg.

Dabei ist zu berücksichtigen, dass im Berichtsjahr u. a. die Schwäche des US-Dollars und der damit verbundenen Währungen – wie beispielsweise des Hongkong-Dollars – gegenüber unserer Bilanzwährung Euro einen dämpfenden Einfluss auf die Prämienentwicklung ausübte; bei unveränderten Währungskursen wäre die Prämie um 100 Mio. EUR, d. h. um 3 % höher ausgefallen.

Nach Herkunft der Prämie gemessen hat Großbritannien seine Führungsposition deutlich ausgebaut und bleibt mit 30,1 % (24,4 %) unser bedeutendster Markt, während Nordamerika mit 20,8 % (23,0 %) und Deutschland mit 14,0 % (15,9 %) den zweiten und dritten Platz verteidigen konnten. Auch Australien und Neuseeland nahmen mit zusammen 11,6 % der Prämieneinnahmen eine wichtige Position in unserem Portefeuille ein, zumal wir hier seit vielen Jahren Marktführer sind. Andere wichtige Märkte sind Südafrika, Frankreich und Italien.

Die von uns favorisierten Sparten Leben und Renten machten im Jahr 2007 87,8 % der gesamten Prämieneinnahmen aus, wobei insbesondere die sofort beginnenden Vorzugsrenten aus Großbritannien einen wesentlichen Motor unseres Prämienwachstums darstellten.


Schneebedecktes Pferde-Trainingsgelände in Schweden


Festgefahren?
Ausrichtung heißt für uns nicht Beschränkung. In der Vielfalt der möglichen Wege bleiben wir vielmehr in unserer eigenen Spur.
Als etablierter „Multi Specialist" umfasst unsere Expertise ausgewählte Märkte und Segmente weltweit. Wir folgen nicht jeder Fährte, sondern konzentrieren uns auf das, was wir am besten können. So reduzieren wir unser Risiko und stabilisieren unsere Ergebnisse.

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2007	+/- Vorjahr	2006	2005[1]	2004[1]	2003[1,2]
Gebuchte Bruttoprämie	3.082,9	+10,4 %	2.793,6	2.425,1	2.176,6	2.276,3
Prämiendepots	854,5	-26,7 %	1.166,2	308,1	311,4	257,9
Bruttoprämie inkl. Prämiendepots	3.937,4	-0,6 %	3.959,8	2.733,2	2.487,9	2.534,2
Verdiente Nettoprämie	2.795,3	+17,8 %	2.373,4	2.257,6	1.956,3	1.936,3
Prämiendepots	783,6	-27,7 %	1.084,4	274,5	267,2	213,4
Nettoprämie inkl. Prämiendepots	3.579,0	+3,5 %	3.457,8	2.532,1	2.223,5	2.149,7
Kapitalanlageergebnis	293,9	-6,2 %	313,2	275,3	221,6	179,4
Schadenaufwendungen	1.672,2	+11,8 %	1.495,3	1.415,2	1.212,6	1.270,4
Veränderung der Deckungsrückstellung	397,9	+106,4 %	192,8	258,0	241,2	297,8
Aufwendungen für Provisionen	780,5	-6,2 %	831,7	684,1	589,6	414,4
Eigene Verwaltungskosten	61,2	+22,5 %	50,0	59,3	55,9	44,9
Sonstige Erträge und Aufwendungen	53,5	+135,9 %	22,7	-23,1	-2,0	13,8
Operatives Ergebnis (EBIT)	230,8	+65,4 %	139,5	93,1	76,7	61,0
Konzernüberschuss	188,7	+83,9 %	102,6	59,6	38,0	46,6
Ergebnis je Aktie in EUR	1,57	+83,9 %	0,85	0,49	0,32	0,43
Selbstbehalt	90,8 %		85,4 %	92,8 %	90,2 %	85,1 %
EBIT-Rendite[3]	8,3 %		5,9 %	4,1 %	3,9 %	3,2 %

[1] *Werte der Jahre 2005 bis 2003 vor neuer Segmentierung*
[2] *Auf US GAAP-Basis*
[3] *Operatives Ergebnis/verdiente Nettoprämie*

Entwicklung der Ergebnissituation

Für die Ergebnissituation unseres Geschäftsfeldes Personen-Rückversicherung sind – wie auch in den Vorjahren – folgende Einflussfaktoren relevant:

- Verlauf der biometrischen Risiken Sterblichkeit, Morbidität und Langlebigkeit,
- Verlauf des strukturellen Risikos Bestandsfestigkeit,
- Verlauf des kundenbezogenen Kreditrisikos im Zusammenhang mit Finanzierungsrückversicherung,
- Entwicklung der internationalen Kapitalmärkte, insbesondere in den Währungen EUR, USD, GBP, AUD und ZAR,
- Entwicklung der eigenen Verwaltungskosten.

Für unser weltweites Portefeuille stellt der Faktor Sterblichkeit nach wie vor das wichtigste biometrische Risiko dar. Hier sind wir vor allem in Großbritannien, Südafrika, Australien und verschiedenen asiatischen Märkten exponiert, während der US-Markt für uns in dieser Hinsicht – im Gegensatz zu den meisten unserer Wettbewerber – eher eine untergeordnete Rolle spielt. Für das Berichtsjahr ergab sich insgesamt ein günstiger Verlauf des Sterblichkeitsrisikos, obgleich wir in Australien und Südafrika im ersten Halbjahr von einer Reihe größerer Einzelschäden betroffen waren.

Das biometrische Krankheitsrisiko (Morbidität) prägt sich in den einzelnen Märkten in sehr unterschiedlichen Deckungskonzepten aus; insbesondere zu erwähnen sind die Critical-Illness-Deckungen (für Großbritannien, Südafrika und Australien), private Senioren-Krankenzusatzpolicen (in den USA), Pflegerenten (in Singapur und Deutschland) sowie Berufsunfähigkeitsdeckungen (in Deutschland und Frankreich). Hier ist auch das Risiko der Arbeitslosigkeit einzuordnen, das wir als Zusatzrisiko im Rahmen von Rückversicherungsverträgen aus dem Bancassurance-Bereich vor allem in Deutschland und in den romanischen Ländern wie Frankreich, Spanien und Italien übernehmen. Der Morbiditäts-Risikoverlauf zeigte im Berichtsjahr ein überdurchschnittlich positives Bild.

Dem Faktor Langlebigkeit kommt aufgrund unseres starken Engagements in Großbritannien im Bereich der sofort beginnenden Vorzugsrenten gegen Einmalprämienzahlung, den sogenannten Enhanced Annuities, eine wachsende Bedeutung zu. Unserer Rolle als Marktführer in diesem Segment des britischen Marktes entsprechend, analysieren wir den Risikoverlauf bei allen wichtigen Zedenten kontinuierlich; für das Berichtsjahr zeigen unsere aktuariellen Analysen den erwarteten Verlauf.

Geografische Verteilung der Personen-Rückversicherung (in % der Bruttoprämie)


Großbritannien (30)
Lateinamerika (2)
Frankreich (3)
Afrika (3)
Asien (4)
Restliches Europa (11)
Australien/Neuseeland (12)
Deutschland (14)
Nordamerika (21)

Das Bestandsfestigkeitsrisiko, das vor allem für unsere Finanzierungsverträge bei fondsgebundenen Produkten in Deutschland und Südafrika eine Rolle spielt, hat eine ebenfalls günstige Entwicklung genommen: Die beobachteten Stornoquoten lagen in der Regel unter den aktuariell angenommenen und in die Preisgestaltung einkalkulierten Raten.

Beim Kreditrisiko unserer Zedenten haben wir im Berichtsjahr keine negativen Erfahrungen gemacht; es kam zu keiner Herabstufung der Ratings unserer wesentlichen Erstversicherungskunden durch die internationalen Agenturen wie Standard & Poor's oder A.M. Best.

Das Kapitalanlageergebnis der Hannover Life Re entwickelte sich trotz der Schwäche einiger Auslandswährungen ebenfalls im erwarteten Rahmen: Es betrug 293,9 Mio. EUR (313,2 Mio. EUR). Dabei fließen in dieses Ergebnis zum einen Investmenterträge aus den bei Erstversicherern hinterlegten Deckungs- und Schadenrückstellungen und zum anderen Kapitalerträge aus den selbst verwalteten Kapitalanlagen ein. Die Erträge aus den selbst verwalteten Kapitalanlagen betrugen 116,4 Mio. EUR, was einer Reduzierung von 5 % gegenüber dem Vorjahr entspricht.

+++ Hannover Life Re hält Kostenführerschaft mit Kostenquote von 2 % auf gebuchte Bruttoprämie +++

Nach wie vor sind unsere Kostenstrukturen auf schlanke Prozesse, eine schnelle Reaktionsfähigkeit gegenüber Marktentwicklungen und eine hohe Effizienz ausgerichtet. Mit einer Kostenquote von 2,0 %, bezogen auf die gebuchte Bruttoprämie, beanspruchen wir seit vielen Jahren die Kostenführerschaft unter den weltweit operierenden professionellen Personen-Rückversicherern.

Das operative Ergebnis (EBIT) der Hannover Life Re verzeichnete im Berichtsjahr ein signifikantes Wachstum um 65,4 % auf 230,8 Mio. EUR (139,5 Mio. EUR), wobei sich hierin einige positive Sondereinflüsse niedergeschlagen haben. Diese Sondereffekte machen aggregiert etwa 30 Mio. EUR aus, sodass sich ein normalisiertes operatives Ergebnis von ca. 200 Mio. EUR ergibt.

Die EBIT-Rendite erreichte 8,3 % – eine Steigerung um 2,4 Prozentpunkte gegenüber dem Vorjahr. Auch nach Eliminierung der Sondereinflüsse ergibt sich ein deutlich über unserer Zielmarke von 5 % liegender Wert.

Auch angesichts des positiven Einflusses durch die Reduzierung der latenten Steuern beträgt der Konzernüberschuss der Hannover Life Re nach Berücksichtigung der Minderheitsanteile 188,7 Mio. EUR (102,6 Mio. EUR). Daraus ergibt sich ein Gewinn je Aktie von 1,57 EUR (0,85 EUR).

Deutschland

Die deutsche Lebensversicherung befand sich im Berichtsjahr in einer Übergangsphase: Zum 1. Januar 2007 wurde der neue Rechnungszins von 2,25 % eingeführt, und es gab umfassende Vorbereitungen auf die Neufassung des Versicherungsvertragsgesetzes (VVG-Novelle) zum 1. Januar 2008.

Erklärtes Ziel der VVG-Novelle ist es, die Transparenz der deutschen Lebens- und Rentenversicherungsprodukte zu verbessern und die Konsumenten bei frühzeitigem Rückkauf ihrer Policen besserzustellen. Parallel dazu mussten wir die Umsetzung der neuen EU-Vermittlerrichtlinie im deutschen Markt realisieren und die Änderungen des Versicherungsaufsichtsgesetzes (VAG-Reform) einführen.

Diese komplexen Neuerungen der Rahmenbedingungen zeigten ihre Wirkung auf das Neugeschäft im deutschen Markt: Die laufenden Prämieneinnahmen waren rückläufig. Rentenpolicen in Form der staatlich geförderten Riester- und Rürup-Produkte stellen gegenwärtig das dominierende Element im Bereich des Neugeschäfts dar, wobei die Verschiebung der Marktanteile von konventionellen zu fondsgebundenen Renten offensichtlich ist. Die Marktprämie stagnierte gegenüber 2006 bei 78,1 Mrd. EUR.

Die E+S Rück, die den deutschen Markt für die Hannover Rück-Gruppe bearbeitet, erwirtschaftete im Berichtsjahr Prämieneinnahmen von 428,6 Mio. EUR bei ihren deutschen Zedenten; dies bedeutet einen moderaten Rückgang um ca. 4 %. Auch das überdurchschnittliche Wachstum unseres Portefeuilles für Riester-Renten konnte die planmäßige Abwicklung einer großen Bestandstransaktion aus dem Jahre 2004 nicht vollständig kompensieren. Das versicherungstechnische Resultat zeigte den erwarteten – gegenüber dem Vorjahr deutlich verbesserten – Verlauf.

Großbritannien

Der britische Rückversicherungsmarkt ist – nach den USA – der zweitgrößte der Welt. Für uns spielt dieser Markt sogar die bedeutendste Rolle, machte er doch im Berichtsjahr 30,1 % unseres weltweit gezeichneten Prämienvolumens aus.

Trotz der Einführung von Solvenzentlastungen durch die britische Aufsichtsbehörde FSA hat sich das Nachfrageverhalten der britischen Erstversicherer im Berichtsjahr kaum verändert. Weiterhin dominieren großvolumige Rückversicherungsverträge auf Quotenbasis, mit denen Erstversicherer ihr Kapital- und Risikomanagement optimieren können. Auf Rückversicherungsseite herrscht unter den meist kontinentaleuropäischen Anbietern ein sich weiter zuspitzender Wettbewerb, den einige Beobachter als geradezu exzessiv bezeichnen.

Die Hannover Life Re ist in diesem Markt über drei unterschiedliche Risikoträger tätig: Die bei London ansässige Hannover Life Re UK betreut mit einem breiten Servicespektrum das klassische Rückversicherungsgeschäft, das den Risikotransfer für Mortalitätsdeckungen und Critical-Illness-Policen in den Vordergrund stellt, während unsere irische Tochter Hannover Life Re Ireland einige Großverbindungen direkt zeichnet, aber auch als Retrozessionär oder Mit-Rückversicherer für die Hannover Life Re UK zur Verfügung steht.

Ein schnell wachsendes Geschäftssegment machen die Vorzugsrenten für Personen mit verkürzter Lebenserwartung aus, die wir zusammen mit einem kleinen Kreis englischer Spezialversicherer seit mehr als zehn Jahren direkt von Hannover aus zeichnen. Kaum vertreten sind wir hingegen bei Invaliditätsdeckungen.

Insgesamt stieg die gebuchte Bruttoprämie von britischen Zedenten im Berichtsjahr um 35,0 % auf 927,4 Mio. EUR (686,9 Mio. EUR); davon entfielen 40,1 % auf die Hannover Life Re Germany, 21,2 % auf die Hannover Life Re UK und 38,7 % auf die Hannover Life Re Ireland.

Die Ergebnisse für die biometrischen Risiken Sterblichkeit und Critical Illness fielen im Berichtsjahr sehr günstig aus; hier profitierten wir vom Auslaufen großer Versicherungsbestände aus den Neugeschäftsjahrgängen 2001–2005. Das Langlebigkeitsrisiko aus den sofort beginnenden Vorzugsrenten beobachten wir mit besonderer Sorgfalt. 2007 hielten sich die Ergebnisse im aktuariell erwarteten Rahmen.

Das operative Ergebnis (EBIT) der Hannover Life Re UK erreichte daher mit 26,3 Mio. EUR (16,9 Mio. EUR) eine neue Rekordmarke. Die EBIT-Rendite betrug 28,2 % der verdienten Nettoprämie, während das Ergebnis nach Steuern bei 19,7 Mio. EUR (11,6 Mio. EUR) liegt.

Irland

Der Schwerpunkt unserer irischen Tochter Hannover Life Re Ireland liegt auf maßgeschneiderten Rückversicherungslösungen für mittlere bis größere Erstversicherer in den USA, Großbritannien, Kontinentaleuropa und Asien. Die Gesellschaft hat sich in den letzten Jahren – gemessen an den gebuchten Prämieneinnahmen – zur bedeutendsten Auslandstochter der Hannover Life Re entwickelt. Im Berichtsjahr verzeichnete sie einen leichten Rückgang der gebuchten Bruttoprämie auf 586,8 Mio. EUR (597,6 Mio. EUR), während die verdiente Nettoprämie 503,9 Mio. EUR (524,6 Mio. EUR) betrug.

Das technische Ergebnis aller Geschäftssegmente der Gesellschaft fiel im Berichtsjahr hervorragend aus. Zusätzlich konnte eine im Vorjahr getätigte Rückstellung für das Bestandsfestigkeitsrisiko von UK-Risikolebenspolicen in Höhe von 14,7 Mio. EUR im ersten Halbjahr 2007 ertragssteigernd aufgelöst werden.

Insgesamt ergab sich damit ein operatives Ergebnis (EBIT) von 45,0 Mio. EUR (72,8 Mio. EUR). Die EBIT-Rendite betrug 8,9 % der verdienten Nettoprämie und das Ergebnis nach Steuern 39,4 Mio. EUR (63,7 Mio. EUR).

Frankreich, Maghreb und arabische Länder

Die Lebensniederlassung der Hannover Rück in Paris verzeichnete im Berichtsjahr ein erfreuliches Prämienwachstum um 9,9 % auf 317,9 Mio. EUR bei unverändert überdurchschnittlicher Profitabilität. Wesentliche Wachstumstreiber waren Vertragsakzepte aus dem Bereich der europäischen Bancassurance, insbesondere aus der Unterstützung französischer Großbanken bei ihren Auslandsaktivitäten im europäischen und arabischen Raum.

Eine neue Initiative, die wir ebenfalls über unsere Pariser Lebensniederlassung begleiten, sind die sogenannten Mikroversicherungen – ein Pendant zu den Mikrodarlehen, die ländlichen Bevölkerungsschichten in Entwicklungsländern erstmalig die Chance eröffnen, eine selbstständige kommerzielle Tätigkeit aufzunehmen. Wir haben hier die ersten Gruppen-Rückversicherungsverträge aus Ägypten und Marokko geschlossen und erwarten in den nächsten Jahren eine beachtliche Ausdehnung dieser Initiative auf verschiedene asiatische und lateinamerikanische Märkte.

Italien, Südosteuropa und Spanien

Geschäft in diesen Ländern zeichnen wir direkt von Hannover aus, die Service- und Vertriebsstützpunkte in Mailand und Madrid bieten uns hier allerdings wertvolle Hilfestellung. Das Prämienaufkommen lag 2007 bei insgesamt 76,3 Mio. EUR, wobei der griechische Markt im Bancassurance-Segment deutliche Wachstumsmomente zeigte.

Unser Portefeuille in Italien war durch das Auslaufen früherer Finanzierungsverträge gekennzeichnet, während wir im spanischen Markt vorwiegend im Bancassurance-Bereich tätig waren.

Skandinavien, Osteuropa, Türkei und Israel

Dieser Länderbereich wird von unserer Lebensniederlassung in Stockholm betreut, wobei in Skandinavien die Bancassurance-Verbindungen eine tragende Rolle spielen. Vornehmlich rückversichern wir hier Sterblichkeits- und Invaliditätsrisiken im Zusammenhang mit der betrieblichen Altersversorgung.

In Russland zeichnet sich ein rapider Aufschwung der privaten Lebensversicherungswirtschaft ab, nachdem im Vorjahr substanzielle Änderungen des aufsichtsrechtlichen Umfeldes erfolgten und sich die ökonomischen Rahmenbedingungen in guter Verfassung zeigten.

In Osteuropa sind wir vor allem in den baltischen Ländern aktiv, während wir in den übrigen Ländern sehr selektiv vorgehen. In der Türkei haben wir im Berichtsjahr unsere Aktivitäten im Bancassurance-Bereich deutlich intensiviert, und in Israel beschäftigen wir uns verstärkt mit der Produktdifferenzierung bei Critical-Illness- und Pflegeversicherungspolicen unserer Zedenten.

Das Bruttoprämienvolumen wuchs im Berichtsjahr um 3,9 % auf 86,9 Mio. EUR (83,6 Mio. EUR), und die Ergebnissituation war sehr günstig.

Nordamerika und Bermuda

Den US-amerikanischen Markt betreut unsere Tochtergesellschaft Hannover Life Re America mit Sitz in Orlando, Florida, die neben dieser Hauptstelle auch ein Zeichnungsbüro für Gruppendeckungen auf Long Island, New York, unterhält. Eine Reihe kanadischer Lebensversicherer, die sich im Eigentum führender Banken des Landes befindet, platziert in zunehmendem Umfang Rückversicherung bei der Hannover Life Re. Der kanadische Markt hat darüber hinaus für uns eine besondere Bedeutung, weil hier unsere wichtigsten Retrozessionäre ansässig sind. Die enge, langfristig angelegte und vertrauensvolle Zusammenarbeit mit diesen Partnern ist für das weltweite Risikomanagement der Hannover Life Re von essenzieller Bedeutung.

Die Hannover Life Re America konzentriert ihre Neugeschäftsaktivitäten weiterhin auf die nichttraditionellen Bereiche des US-Lebensrückversicherungsmarktes, in denen Bestandsübernahmen von Lebens- oder Rentenportefeuilles sowie verschiedene Segmente der Senioren-Krankenversicherung im Vordergrund stehen.

Bei den Senioren-Krankenversicherungen haben wir uns innerhalb des staatlichen Versicherungsprogramms für Senioren stark im Segment der im Vorjahr eingeführten privaten Zusatzdeckungen für Medikamente (Medicare Part D) engagiert, in dem ca. 44 Millionen amerikanische Bürger eingeschrieben sind.

Das übernommene Prämienvolumen der Hannover Life Re America stieg im Berichtsjahr, gemessen in US-Dollar, um 10,5 % an und übertraf gemessen in Euro mit 508,6 Mio. EUR sogar den Vorjahreswert (503,3 Mio. EUR). Das operative Ergebnis (EBIT) erreichte einen Wert von 8,7 Mio. EUR (15,9 Mio. EUR). Das Nachsteuerergebnis betrug 4,9 Mio. EUR (8,7 Mio. EUR).

+++ Tochtergesellschaft in Bermuda gegründet +++

Unsere jüngste Tochtergesellschaft, die Hannover Life Re Bermuda mit Sitz in Hamilton, erhielt im Oktober 2007 ihre Geschäftslizenz von der lokalen Aufsichtsbehörde Bermuda Monetary Authority. Sie ist mit einem Eigenkapital von 120 Mio. EUR ausgestattet und zeichnet ein weltweites Portefeuille, wobei sie die besonderen Stärken des Versicherungsstandortes Bermuda für unsere Kunden einsetzt. Zum Ende des Berichtsjahres schloss sie mit zwei Kunden drei Rückversicherungsverträge, wenngleich mit noch marginalem Prämienvolumen. Die Gesellschaft schloss das Berichtsjahr mit einem kleinen operativen Gewinn ab.

Sonstige internationale Märkte

Afrika

Unsere Tochtergesellschaft Hannover Life Re Africa, mit Sitz in Johannesburg und einer Niederlassung in Kapstadt, zeichnet verantwortlich für Geschäft aus Südafrika und den benachbarten Ländern des anglophonen Afrika.

Die Gesellschaft konzentriert sich auf das individuelle Lebensgeschäft mit den Risikokomponenten Sterblichkeit, Critical Illness und Invalidität, wobei wir hauptsächlich mit dynamisch agierenden, mittelgroßen sowie mit neu gegründeten Erstversicherern zusammenarbeiten. Daneben bieten wir aber auch erfolgreich Finanzierungslösungen wie Block-Transaktionen zur Realisierung des Embedded Value an.

Während in den vergangenen Jahren Produktinnovationen im Mittelpunkt der südafrikanischen Marktentwicklung standen, ist seit einiger Zeit die Aufmerksamkeit für neue, preisgünstigere und effizientere Distributionsmethoden gestiegen. In diesem Bereich stellen wir unseren Kunden vor allem bei Underwriting-Systemen maßgeschneiderte Lösungen zur Verfügung.

Die gebuchte Bruttoprämie der Gesellschaft stieg, in ZAR gemessen, um 12,8 %; nach Umrechnung in EUR stand sie mit 105,2 Mio. EUR auf Vorjahresniveau (105,4 Mio. EUR). Trotz einiger größerer, durch Verkehrsunfälle verursachter Schäden im Lebensgeschäft ist das Risikoergebnis insgesamt zufriedenstellend.

Das operative Ergebnis (EBIT) betrug 5,7 Mio. EUR (3,3 Mio. EUR); dies bedeutet eine EBIT-Rendite von 9,6 % der verdienten Nettoprämie. Der Gewinn nach Steuern wuchs um 131,1 % auf 4,8 Mio. EUR.

Mittel- und Südamerika

Unser Service-Büro in Mexiko-Stadt, das für den Heimatmarkt Mexiko und die mittelamerikanischen Länder zuständig ist, hat sich im Jahresverlauf außerordentlich erfreulich entwickelt; vor allem fand die umfangreiche Unterstützung unserer Kunden bei der Risikoeinschätzung hier sehr positive Resonanz. Die Ergebnissituation zeigte sich unverändert gut.

Den Länderbereich Südamerika betreut die Zentrale in Hannover. Durch eine rege Akquisitionstätigkeit haben wir in den letzten Jahren vor allem im nördlichen Teil Südamerikas deutliche Fortschritte machen können, sodass das Prämienvolumen jetzt bei knapp 70 Mio. EUR liegt (inklusive Mexiko). Die Ergebnissituation ist, wie in den beiden Vorjahren, sehr zufriedenstellend.

Asien

Operativ betreuen wir das Personen-Rückversicherungsgeschäft in Asien wie in den Jahren zuvor aus zwei Regionalzentren heraus, die als Niederlassungen der Hannover Rück geführt werden: Die Operation in Kuala Lumpur ist für die ASEAN-Märkte sowie den indischen Subkontinent zuständig, während unsere Niederlassung in Hongkong den chinesischsprachigen Wirtschaftsraum, (Süd-)Korea und Japan abdeckt. Der Schwerpunkt der Zeichnungsaktivitäten liegt auf risikoorientierten Rückversicherungsverträgen in den Sparten Leben, Critical Illness und Unfall.

+++ Grundlagen für nachhaltiges Wachstum in Asien geschaffen +++

Nach dem rapiden Wachstum von über 50 % im Vorjahr gaben die Bruttoprämieneinnahmen 2007 nach und liegen jetzt bei 89,7 Mio. EUR (103,6 Mio. EUR). Wir haben unsere Infrastruktur in China verstärkt, eine Niederlassung in Shanghai gegründet und planen für 2008, eine Niederlassung in Seoul einzurichten. Damit haben wir die Grundlagen für ein nachhaltiges Wachstum von 15 % pro Jahr aus diesen Regionen geschaffen.

Die Ergebnissituation war im Berichtsjahr in allen Märkten sehr gut; es wurden uns keine größeren Einzelschäden gemeldet.

Australien und Neuseeland

Unsere Tochtergesellschaft Hannover Life Re Australasia mit Sitz in Sydney verantwortet die Geschäftsverbindungen aus Australien, Neuseeland und Ozeanien; sie konnte auch im Berichtsjahr ihre Marktführerposition erfolgreich verteidigen.

Die Schwerpunkte der Zeichnungstätigkeit liegen in der Rückversicherung der Sparten Leben und Critical Illness (hier Trauma genannt) sowie bei den Invaliditätsrenten. Weiterhin ist die Gesellschaft auch als Erstversicherer im stark wachsenden Segment der australischen betrieblichen Altersversorgung über zentrale Kapitalfonds – sogenannte Superannuation Funds – tätig und erhält hier seit Jahren von ihren Kunden die besten Qualitätsnoten.

Die übernommene Bruttoprämie stieg um 15,2 % auf 348,6 Mio. EUR, während die verdiente Nettoprämie wegen Erhöhung des Selbstbehaltes sogar um 28,2 % auf 242,0 Mio. EUR anwuchs.

Der Risikoverlauf fiel, trotz eines Großschadens von über 10 Mio. EUR brutto, insbesondere im Superannuation-Bereich sehr zufriedenstellend aus, sodass wir ein um 31,1 % höheres operatives Ergebnis (EBIT) von 34,5 Mio. EUR (26,3 Mio. EUR) ausweisen können. Nach Steuern verblieben 25,9 Mio. EUR (20,9 Mio. EUR).

Kapitalanlagen

Die Finanzmärkte waren im Berichtsjahr von hoher Volatilität geprägt. Der deutsche Aktienindex Dax legte zwischen Januar und Dezember um nahezu 22,3 % zu und war damit im weltweiten Vergleich einer der Top-Performer. In diesem Zeitraum wurden Tiefststände im Index bei etwa 6.450 im März verzeichnet, wobei Höchststände – über 8.100 Punkte – im Monat Juli und knapp wiederholt im Dezember erreicht wurden. Der Leitindex für die internationalen Aktienmärkte, der S&P 500 in den USA, gewann ebenso wie der Euro-Stoxx50 auf Jahressicht im einstelligen Prozentbereich.

Die US-amerikanische Notenbank senkte angesichts der durch die US-Hypothekenkrise ausgelösten Liquiditäts- und Kreditkrise ihren Leitzins in mehreren Schritten von 5,25 % auf 4,25 %. Aufgrund der besseren Konjunkturlagen in Europa unternahm die Europäische Zentralbank ihrerseits keine Leitzinssenkung.

Zehnjährige US-Staatsanleihen rentierten zum Jahresende mit 4,0 %, während die gleiche Laufzeit in Europa bei 4,3 % notierte. Bei den festverzinslichen Wertpapieren war der Markt für Unternehmensanleihen und sonstige Kreditprodukte seit dem dritten Quartal bis zum Ende des Berichtsjahrs von angespannter Liquidität gekennzeichnet: Der Euro verzeichnete durchgängig eine sehr starke Aufwärtsbewegung gegenüber nahezu allen bedeutenden Weltwährungen.

Zusammensetzung der Kapitalanlagen (in %)


Immobilien (<1)
Sonstige (1)
Private Equity (3)
Kurzfristige Anlagen und Barmittel (6)
Aktien (10)
Festverzinsliche Wertpapiere (79)

Die Kapitalanlagepolitik der Hannover Rück richtet sich unverändert an den folgenden zentralen Anlagegrundsätzen aus:

- Generierung stabiler, planbarer und steuerlich optimierter Erträge unter gleichzeitiger Wahrung eines hohen Qualitätsstandards des Portefeuilles;
- Gewährleistung jederzeitiger Liquidität und Zahlungsfähigkeit der Hannover Rück;
- hohe Diversifizierung der Risiken im Rahmen der Kapitalanlagestrategie;
- Kontrolle der Währungskursrisiken nach dem Grundsatz der kongruenten Währungsbedeckung.

Kapitalanlagen

in Mio. EUR


30
25
20
15
10
5
0
22.031
7.665
14.366
25.168
9.184
15.984
27.526
8.447
19.079
28.786
9.292
19.494
29.042
9.227
19.815
2003[1]
2004
2005
2006
2007
Selbst verwaltete Kapitalanlagen
Depotforderungen

[1] 2003 auf US GAAP-Basis

Vor diesem Hintergrund betreiben wir ein aktives Risikomanagement auf der Basis ausgewogener Risiko-/Ertragsanalysen. Dabei berücksichtigen wir zentral implementierte Kapitalanlagerichtlinien und eine auf neuesten wissenschaftlichen Erkenntnissen beruhende dynamische Finanzanalyse. Diese Maßnahmen gewährleisten, dass die Zahlungsfähigkeit im Hinblick auf das Profil unserer Verbindlichkeiten jederzeit sichergestellt ist.

Im Rahmen unseres Asset-Liability-Managements wird die Währungsverteilung der Kapitalanlagen durch den Verlauf der versicherungstechnischen Bilanzpositionen auf der Passivseite bestimmt. Dadurch erreichen wir eine weitgehende Kongruenz der Währungen zwischen der Aktiv- und Passivseite, sodass Wechselkursschwankungen keinen wesentlichen Einfluss auf unser Ergebnis haben. Wir haben zum Jahresende 44,7 % unserer Kapitalanlagen in Euro, 38,5 % in US-Dollar und 6,7 % in Britischen Pfund gehalten.

Dank der neutralen bis defensiven Ausrichtung unseres Rentenportefeuilles liegen wir mit unserem Ergebnis im Plan. Durch die Mittelzuflüsse aus der Versicherungstechnik und den Kapitalanlagen selbst stiegen unsere selbst verwalteten Kapitalanlagen trotz der Schwäche des US-Dollars auf 19,8 Mrd. EUR (19,5 Mrd. EUR). Die Erhöhung der Durchschnittsrendite unseres Portfolios ließ die ordentlichen Kapitalanlageerträge mit 859,0 Mio. EUR deutlich über das Niveau des Vorjahres (792,6 Mio. EUR) steigen.

Depotzinserträge und -aufwendungen trugen zum Kapitalanlageergebnis saldiert mit 220,1 Mio. EUR (221,9 Mio. EUR) bei. Aus dem Abgang von Kapitalanlagen im Rahmen des aktiven Managements wurden im Berichtsjahr Gewinne von insgesamt 244,0 Mio. EUR erwirtschaftet. Dem standen Verluste in Höhe von 69,7 Mio. EUR gegenüber. Im Vergleich zum Vorjahr bedeutet dies einen Rückgang des positiven Saldos auf 174,3 Mio. EUR (217,4 Mio. EUR). Somit ergibt sich gegenüber dem Vorjahr ein um 5,7 % reduziertes Netto-Kapitalanlageergebnis von 1.121,7 Mio. EUR (1.188,9 Mio. EUR).

Qualität der festverzinslichen Wertpapiere (in %)


< BBB (3)
BBB (4)
A (19)
AA (22)
AAA (52)

Die Laufzeit unserer festverzinslichen Wertpapiere haben wir wie in den Vorjahren aktiv gesteuert: Damit optimieren wir nicht nur unsere Erträge, sondern wir schützen auch unser Eigenkapital. Die modifizierte Duration unseres Rentenportefeuilles hielten wir über die Berichtsperiode stabil. Zum 31. Dezember 2007 betrug sie 4,0.

Der Bestand an festverzinslichen Wertpapieren betrug zum 31. Dezember 2007 15,7 Mrd. EUR; dies entspricht einem Rückgang von 2,1 %. Angesichts der Hypothekenmarkt-Krise sowie der bis Mitte des Jahres 2007 nur geringen Renditevorteile von Unternehmens- gegenüber

Holzstämme auf einem See in Finnland



Zerstreut?

Nebeneinander bedeutet bei uns nicht unverbunden. Was auf den ersten Blick losgelöst erscheinen mag, ist doch in einem engen Maschenwerk miteinander vertäut.

Unser weltweites Geflecht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in etwa 20 Ländern bietet unseren Kunden uneingeschränkte Erreichbarkeit, schnelle Reaktionen und unkonventionelle Entscheidungen. So unterhalten wir Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Uns wiederum eröffnet dieses Netzwerk die Flexibilität, im optimalen Moment in attraktiven Märkten und Segmenten anzuknüpfen und Geschäftschancen umgehend zu nutzen.



Kapitalanlageergebnis

in Mio. EUR	2007	+/- Vorjahr	2006	2005	2004	2003
Ordentliche Kapitalanlageerträge [1]	859,0	+8,4 %	792,6	654,6	604,5	611,2
Ergebnis aus Anteilen an assoziierten Unternehmen	11,0	+73,4 %	6,3	3,9	2,2	9,7
Realisierte Gewinne/Verluste	174,3	-19,8 %	217,4	162,2	167,4	140,5
Abschreibungen auf Wertpapiere	72,0	+279,4 %	19,0	15,5	21,3	99,3
Unrealisierte Gewinne/Verluste [2]	-18,8	-198,0 %	19,2	14,5	10,7	8,5
Kapitalanlageaufwendungen [3]	52,0	+5,1 %	49,5	55,4	65,7	72,6
Nettoerträge aus selbst verwalteten Kapitalanlagen	901,6	-6,8 %	967,0	764,3	697,8	598,0
Depotzinsen	220,1	-0,8 %	221,9	351,6	382,1	517,5
Kapitalanlageergebnis	1.121,7	-5,7 %	1.188,9	1.115,9	1.079,9	1.115,5

[1] Ohne Depotzinsen
[2] Erfolgswirksam zum Zeitwert bewerteter Bestand und Handelsbestand
[3] Inkl. Abschreibungen auf Immobilien

Staatsanleihen haben wir im Berichtsjahr besonderen Wert auf hohe Bonität gelegt. Den Bestand an Unternehmensanleihen haben wir folglich nahezu unverändert belassen. Bevorzugte Anlageklassen in Europa waren quasi-staatliche Anleihen und Jumbo-Pfandbriefe. Neuanlagen wurden hauptsächlich im kurz- bis mittelfristigen Bereich getätigt. Die im Eigenkapital enthaltenen Lasten der festverzinslichen Wertpapiere belaufen sich per 31. Dezember 2007 auf 103,4 Mio. EUR nach Lasten von 118,9 Mio. EUR im Vorjahr.

+++ Qualität unserer Anleihen nach Ratingklassen auf konstant hohem Niveau +++

Die Qualität der Anleihen, gemessen an Ratingklassen, blieb auf einem konstant hohen Niveau. Der Anteil von „A" und besser eingestuften Wertpapieren lag mit 92,3 % leicht unter dem Vorjahresniveau (93,3 %).

Die internationalen Finanz- und Kapitalmärkte wurden seit Mitte des Berichtsjahrs maßgeblich von der Krise im Kredit- und US-Immobilienbereich beeinflusst. Von unserem gesamten Kapitalanlagebestand von 19,8 Mrd. EUR sind 47,8 Mio. EUR potenziell von der Krise betroffen, also lediglich 0,2 %. Im Berichtsjahr ergab sich ein konkreter Abschreibungsbedarf von rund 10 Mio. EUR.

Zum 31. Dezember 2007 hielten wir 1.266,2 Mio. EUR (1.073,6 Mio. EUR) in kurzfristigen Kapitalanlagen und laufenden Guthaben. Die Depotforderungen beliefen sich auf 9,2 Mrd. EUR (9,3 Mrd. EUR).

Angesichts der guten Entwicklung auf den Aktienmärkten haben wir wiederum verstärkt Gewinne aus Aktien realisiert. Die Aktienquote erhöhte sich auf ca. 10 % (8 %), wobei der Bestand börsennotierter Aktien absolut auf 2.000,4 Mio. EUR (1.596,3 Mio. EUR) stieg. Mit gezielten Optionsstrategien haben wir unsere Aktien partiell gegen Kursverluste abgesichert.

Von den alternativen Investments, die wir über Jahre hinweg kontinuierlich aufgebaut haben, entfallen auf Anlagen in Private-Equity-Fonds 555,5 Mio. EUR (inkl. Resteinzahlungsverpflichtungen), auf hochverzinsliche Anleihen und Kredite 345,9 Mio. EUR, auf strukturierte Anlagen in Immobilien 102,5 Mio. EUR und 61,4 Mio. EUR auf CDO-Equity-Tranchen. Der Marktwert des Portefeuilles entwickelte sich sehr positiv.

Die Immobilienquote des Portefeuilles ist nach wie vor sehr niedrig, da wir ein attraktives Einstiegsniveau abwarten. Mittelfristig wird ein Anteil von 3 % bis 5 % unserer Kapitalanlagen angestrebt.

Wertorientierte Steuerung

Unser oberstes strategisches Ziel ist es, uns als

- überdurchschnittlich profitable,
- optimal diversifizierte und
- wirtschaftlich eigenständige

Rückversicherungsgruppe *wertorientiert* zu entwickeln.

Um dieses Ziel zu erreichen, haben wir Instrumente entwickelt, mit denen wir zum einen wertorientiert messen, wie weit wir uns ihm genähert haben, und die es uns zum anderen erlauben, es bis auf die jeweils ergebnisverantwortlichen Einheiten herunterzubrechen.

In der Schaden-Rückversicherung haben wir langjährige, gute Erfahrungen mit einer zeichnungsjahrorientierten Kennzahl, dem sogenannten DB 5: Diese Stufe 5 unserer Deckungsbeitragsrechnung stellt den Reingewinn nach Erwirtschaften des diskontierten Schadenaufwands (Stufe 1) zuzüglich aller externen (Stufe 2) und internen Kosten (Stufe 3) sowie der Kapitalkosten (Stufe 4) dar. Den DB 5 setzen wir bei den Marktbereichen der Schaden-Rückversicherung im Rahmen der Feinsteuerung von Portefeuilles bis hin zu einzelnen Verträgen ein.

In der Personen-Rückversicherung wenden wir den European Embedded Value (EEV) an. Der EEV ist definiert als Substanzwert eines Unternehmens, der als diskontierter Ertragsstrom bis zur vollständigen Abwicklung des Bestandsportefeuilles – aus Sicht des Aktionärs und nach Steuern – gemessen wird.

Beide Konzepte berücksichtigen die jeweils individuellen Charakteristika der Segmente. Sie bilden die Grundlage für unser zentrales Steuerungsinstrument der Intrinsic Value Creation (IVC).

System der wertorientierten Unternehmenssteuerung: Performance Excellence verbindet strategische und operative Ebene


Plan
Implementierung
Evaluation
Strategie
Vorstands-klausur/GMF*
Vorstands-klausur/GMF*
Vorstands-klausur/GMF*
Performance Excellence
PE Check
PE Check
PE Check
Ergebnis
Risiko
Ressourcen
Management by Objectives
Planungsprozess
Management Reporting
Zielvereinbarung
Zielerreichung
2007
2008
2009

* *Auf dem Global Management Forum (GMF) treffen sich einmal jährlich alle Führungskräfte der Hannover Rück-Gruppe weltweit, um strategische Ausrichtungen festzulegen. Die hier entwickelten Vorgaben dienen als Basis für den nachfolgenden Planungsprozess.*

Mithilfe des IVC werden die Wertbeiträge des Konzerns, der beiden Geschäftsfelder und der einzelnen operativen Einheiten vergleichbar. Dies eröffnet uns die Möglichkeit, Wertschöpfer und Wertvernichter zuverlässig aufzudecken. So können wir

- den Kapital- und Ressourceneinsatz optimieren,
- Chancen und Risiken identifizieren sowie
- als zentrales Geschäftsergebnis im Rahmen unseres ganzheitlichen Managementsystems, der Performance Excellence (PE), unsere Strategieumsetzung bemessen.

Mit PE steht uns konzernweit ein einheitliches Verfahren zur Verfügung, das uns erlaubt, zu messen, wie sich das Unternehmen entwickelt und inwieweit wir unsere strategischen Ziele erreicht haben, und das zugleich Raum lässt für die spezifischen Bedingungen der Markt- und Servicebereiche. Von besonderer Bedeutung ist dabei der dezentrale Ansatz von PE: Jede einzelne Organisationseinheit ist angehalten, ihren Wertbeitrag für die Hannover Rück-Gruppe stetig zu hinterfragen und zu verbessern. Gleichzeitig wird der Blick auf das Ganze jedoch nicht vernachlässigt.

Performance Excellence-Check

Der PE-Check (bestehend aus Output-, Strategie- und Input-Check sowie Maßnahmenplanung) dient – unter Berücksichtigung der strategischen Vorgaben – der Entwicklung von Detailstrategien und Maßnahmenplanungen durch die Markt- und Servicebereiche. Diese zentralen Dokumente dienen auch als Grundlage für den Planungszyklus – sowohl für die operative als auch für die Ressourcen- und Kostenplanung. Der PE-Check wird im Rahmen der Klausurtagungen der einzelnen Bereiche durchgeführt.

Planungsprozess

Der Planungsprozess umfasst die drei Ebenen Ergebnisse, Risiken und Ressourcen, die in enger Beziehung zueinander stehen. Ergebnisse, Risiken und Ressourcen werden von den Verantwortlichen mit Unterstützung durch Group Controlling Services und Corporate Development geplant und vom Vorstand aufeinander abgestimmt. Wichtige Dreh- und Angelpunkte sind die Detailstrategien und Maßnahmenplanungen aller Markt- und Servicebereiche. Die Planung wird vom Vorstand beschlossen und abschließend im Konzern kommuniziert.

Gewinnwachstumsziele

Geschäftsfeld		Eckdaten	Ziel	2007	2006	2005[1]	2004[1]	2003[1]
Schaden-Rückversicherung		Kombinierte Schaden-/Kostenquote	≤ 100 %	99,7 %	100,8 %	112,8 %	97,2 %	96,0 %
		Großschadenquote (netto)	≤ 8 %	6,3 %	2,3 %	26,3 %	8,3 %	1,5 %
		EBIT-Rendite[2]	≥ 10 %	14,8 %	14,2 %	-0,7 %	13,4 %	13,3 %
		EBIT-Wachstum	≥ 10 %	-0,4 %	-	-107,5 %	-0,6 %	52,4 %
Personen-Rückversicherung		Bruttoprämienwachstum	12–15 %	10,4 %	15,2 %	11,4 %	-4,4 %	-7,9 %
		EBIT-Rendite[2]	≥ 5 %	8,3 %	5,9 %	4,1 %	3,9 %	3,2 %
		EBIT-Wachstum	12–15 %	65,4 %	49,8 %	21,4 %	25,7 %	25,8 %
Konzern		Kapitalanlagerendite	≥ 4,6 %	4,6 %	5,0 %	4,8 %	5,0 %	5,1 %
		Eigenkapitalrendite	≥ 11,4 %[3]	23,5 %	18,7 %	1,9 %	11,5 %	17,1 %
Triple-10-Target →	{	EBIT-Wachstum	≥ 10 %	14,6 %	795,0 %	-82,9 %	-26,4 %	55,5 %
		Wachstum des Gewinns je Aktie	≥ 10 %	42,6 %	942,7 %	-82,4 %	-28,4 %	17,8 %
		Wachstum des Buchwerts je Aktie	≥ 10 %	15,6 %	11,4 %	3,0 %	6,3 %	11,4 %
		xRoCA[4]	≥ 5 %	n. a.	6,8 %	0,6 %	3,4 %[5]	6,2 %[5]

1) Werte für die Jahre 2005, 2004 und 2003 nach alter Segmentierung
2) EBIT / verdiente Nettoprämie
3) 750 Basispunkte über der risikofreien Rendite (zum 31. Dezember 2007 = 3,91 % = aktueller Fünf-Jahres-Durchschnitt)
4) xRoCA = Excess Return on Capital Allocated (Überrendite auf das allozierte Kapital)
5) In den Jahren 2004 und 2003 basieren die Barwertkomponenten auf dem nichtaktivierten Bestandswert, ab 2005 auf dem European Embedded Value (EEV)

Zielvereinbarung
Die Vorgaben, die sich aus dem Planungsprozess ergeben, gehen in die individuellen Zielvereinbarungen der Führungskräfte ein. Bei der Zielfindung berücksichtigen die Beteiligten neben ergebnisorientierten auch nichtfinanzielle Ziele, wie z. B. die Maßnahmenplanung.

Management Reporting
Zweimal jährlich wird – gestaffelt nach Verantwortungsbereichen – ein internes Management Reporting erstellt. Hier wird zum einen die Zielerreichung des vergangenen Jahres überprüft, und zum anderen werden die Planungen hinsichtlich der strategischen Ziele beurteilt.

Beide Geschäftsfelder der Hannover Rück-Gruppe haben eindeutig definierte, langfristige Ziele; angesichts der zyklischen Natur der Schaden-Rückversicherung haben wir hier keine Prämienwachstums-, sondern ausschließlich Gewinnwachstumsziele vorgegeben.

IVC – unsere Spitzenkennzahl

Wir gehen für die Berechnung des IVC (Intrinsic Value Creation) von folgender Formel aus:

Bereinigtes operatives Ergebnis – (alloziertes Kapital x gewichtete Kapitalkosten) = IVC

Das bereinigte operative Ergebnis setzt sich zusammen aus dem ausgewiesenen Konzernüberschuss nach Steuern und der Veränderung der Unterschiedsbeträge zwischen Barwerten und Bilanzansatz (jeweils eine Anpassung für die Schaden- und die Personen-Rückversicherung). Zudem werden Zinsen auf Hybridkapital, anderen Gesellschaftern zustehendes Ergebnis und außerordentliche Gewinne und Verluste eliminiert.

Als alloziertes Kapital ziehen wir das Eigenkapital zuzüglich der Anteile anderer Gesellschafter, die Unterschiedsbeträge zwischen Barwerten und Bilanzansatz sowie das Hybridkapital heran. Die Verteilung des Kapitals auf die ergebnisverantwortlichen Einheiten erfolgt nach dem Risikogehalt des jeweiligen Geschäftes.

Für die Ermittlung der Kapitalkosten gehen wir für die Eigenkapitalkosten auf der Grundlage eines CAPM (Capital Asset Pricing Model)-Ansatzes davon aus, dass die Opportunitätskosten des Investors 350 Basispunkte über dem risikofreien Zinssatz liegen. Oberhalb dieses Zinssatzes wird Wert geschaffen. Die Definition unserer Ziel-Eigenkapitalrendite mit 750 Basispunkten über „risikofrei" beinhaltet damit bereits eine nicht unerhebliche Ziel-Wertschöpfung. Die Unterschiedsbeträge zu den Barwerten werden mit den zugrunde liegenden Zinssätzen verzinst, das Fremdkapital mit den tatsächlich gezahlten Zinsen für unser Hybridkapital. Gewichtet nach der Zusammensetzung des oben definierten allozierten Kapitals errechnen sich aus diesen Zinssätzen die gewichteten Kapitalkosten, die für alle ergebnisverantwortlichen Einheiten gelten. Wir setzen Eigenkapital sparsam ein und nutzen das Hybridkapital sowie die sonstigen Eigenkapital-Substitute effizient; daher haben wir die geringsten gewichteten Kapitalkosten der Branche (6,6 % im Jahr 2006).

Erwirtschaftete Wertbeiträge und Überrenditen

in Mio. EUR	2006		2005		2004		2003	
	IVC	xRoCA	IVC	xRoCA	IVC	xRoCA	IVC	xRoCA
Schaden-Rückversicherung	242	4,4 %	-101	-1,9 %	122	2,6 %	239	5,9 %
Personen-Rückversicherung[1]	175	40,1%	149	35,7 %	45	13,3 %	29	10,2 %
Konsolidierung	-11	–	-13	–	–	–	–	–
Konzern	406	6,8 %	35	0,6 %	167	3,4 %	268	6,2 %

[1] 2003 und 2004 basieren die Barwertkomponenten auf dem nichtaktivierten Bestandswert, 2005 und 2006 auf dem European Embedded Value (EEV).

Da der Vergleich von absoluten Beträgen nicht immer aussagekräftig ist, haben wir zusätzlich zum IVC den xRoCA (Excess Return on Capital Allocated = Überrendite auf das allozierte Kapital) eingeführt. Dieser stellt den IVC im Verhältnis zum allozierten Kapital dar und zeigt uns die relative Überrendite, die über die gewichteten Kapitalkosten hinaus erwirtschaftet wird.

IVC und xRoCA für das Berichtsjahr kommunizieren wir nach ihrer Ermittlung u. a. auf unserer Website.

Werttreiber

Wertmanagement beschränkt sich nicht auf die Festlegung und Ermittlung einer wertorientierten Kennzahl, sondern schließt auch die Definition sogenannter Werttreiber ein. Diese beschreiben Handlungsfelder, über die die Wertschöpfung zu beeinflussen ist.

Wenn man diese Werttreiber herausarbeiten möchte, muss man zunächst den IVC in einzelne Entscheidungsfelder aufteilen. Dieses Vorgehen ermöglicht es auch bei Performance-Messungen, z. B. im Zusammenhang mit Zielvereinbarungen, nur diejenigen IVC-Bestandteile zugrunde zu legen, auf deren Werttreiber die entsprechende Führungskraft Einfluss nehmen kann. So wird ein Underwriter am Standort Hannover nur das Entscheidungsfeld „Underwriting" zu verantworten haben, der Leiter einer Tochtergesellschaft aber auch alle anderen Entscheidungsfelder.

Der IVC besteht auf Ebene der operativen Einheiten aus sechs Stufen; sein Detaillierungsgrad unterscheidet sich bei externen und internen Einheiten sowie in der Schaden- und der Personen-Rückversicherung:

1. IVC aus Brutto-Underwriting (laufendes Geschäft)
2. IVC aus Brutto-Abwicklung (Underwriting der Vorjahre)
3. IVC aus Retrozession
4. IVC aus Kapitalanlagen
5. IVC aus Service-Center-Aktivitäten
6. IVC aus Excess-Kapital

Die Definition des IVC für den Konzern soll möglichst nah am Jahresabschluss liegen, um auch für die externe Berichterstattung herangezogen werden zu können. Dagegen zielt die IVC-Berechnung der operativen Einheiten auf die explizite Identifikation von Werttreibern, die eine detailliertere Aufteilung des IVC erfordern.

Personalbericht

Unsere Mitarbeiter

Personalarbeit gilt bei der Hannover Rück als Schlüsselfaktor für die erfolgreiche Umsetzung der Strategie. Die Personalstrategie unseres Konzerns konzentrierte sich daher im Berichtsjahr auf drei Ziele: Es galt damit, die Arbeitgeberattraktivität weiter zu steigern, die Zufriedenheit und Bindung der Mitarbeiter zu stärken und unsere Personalprozesse zu verbessern. Zum vierten Mal wurden unsere Mitarbeiter im Berichtsjahr zu ihrer Einstellung gegenüber ihrem Unternehmen befragt – mit dem Ergebnis, dass die Zufriedenheit mit ihrer Arbeitssituation erneut als sehr hoch angesehen wurde. Unser Unternehmen genießt überall einen guten Ruf – nicht nur bei Kunden, sondern auch bei jungen Menschen an den Universitäten und Schulen. So erhalten wir auf Absolventenveranstaltungen stets überdurchschnittliche Bewertungen. Unter Einsatz des ganzheitlichen Managementsystems Performance Excellence haben wir außerdem in einer extern durchgeführten Bewertung (IQNet Business Excellence Class) die überdurchschnittlich erfolgreiche Umsetzung unserer Konzern-Personalstrategie unter Beweis gestellt.

Anzahl der Mitarbeiter in unseren Geschäftsstellen

	2007			2006
Land	Gesamt	davon männlich	davon weiblich	Gesamt
Deutschland	907	436	471	877
USA	323	143	180	568
Südafrika	149	69	80	140
Großbritannien	104	56	48	91
Schweden	79	31	48	78
Australien	52	24	28	50
Frankreich	42	21	21	38
Irland	32	13	19	34
Malaysia	30	13	17	31
Bermuda	24	18	6	19
China	23	11	12	18
Kolumbien	12	5	7	-
Italien	11	4	7	12
Bahrain	9	6	3	4
Japan	7	5	2	7
Spanien	6	1	5	6
Kanada	5	2	3	5
Taiwan	5	2	3	4
Mexiko	4	2	2	19
Korea	1	1	–	1
Gesamt	1.825	863	962	2.002

Personalwirtschaftliche Kennzahlen

Im Hannover Rück-Konzern waren zum 31. Dezember 2007 1.825 (2.002) Mitarbeiter beschäftigt. Die Fluktuation lag am Hauptstandort Hannover – bezogen auf den durchschnittlichen Personalbestand von 905 Mitarbeitern – mit 4,4 % (3,7 %) im Vergleich zum Vorjahr auf leicht höherem Niveau, jedoch immer noch deutlich unter dem Branchendurchschnitt. Die Fehlzeiten lagen mit 2,5 % auf Höhe des Rekordtiefs des Jahres 2006.

Obwohl sich die Lage am Arbeitsmarkt im Berichtsjahr deutlich zugunsten der Bewerber verschoben hat – Politik und Medien sprechen bereits wieder von einem Fachkräftemangel –, liegen Fluktuation und Fehlzeiten weiterhin deutlich unter dem Branchendurchschnitt. Mit rund 3.600 Bewerbungen kamen im Jahr 2007 auf einen Mitarbeiter ca. vier Bewerber.

Fluktuation und Fehlzeiten (Standort Hannover)


in %
5
4
3
2
1
0
2,6
2,7
2,3
2,8
3,2
2,7
3,7
2,5
4,4
2,5
2003
2004
2005
2006
2007
Fluktuation
Fehlzeiten

Demografischer Wandel – eine Herausforderung?

Mehr als die Hälfte unserer Mitarbeiter kann aufgrund ihres Lebensalters auf reiche Berufskenntnisse zurückgreifen: Mit einer durchschnittlichen Betriebszugehörigkeit von neun Jahren bei einem Durchschnittsalter von 40 Jahren verfügen sie über umfangreiche Erfahrung.

Betriebszugehörigkeit (Standort Hannover)


in %
45
40
35
30
25
20
15
10
5
0
33,0
27,7
13,3
14,4
6,2
5,4
< 5 Jahre
5–9 Jahre
10–14 Jahre
15–19 Jahre
20–24 Jahre
≥ 25 Jahre

Der demografische Wandel und seine möglichen Auswirkungen auf Unternehmen waren in den letzten beiden Jahren ein häufiges Thema in der öffentlichen Diskussion, speziell auch in den Personalabteilungen von Unternehmen. Auch wir haben damit begonnen, uns eingehend mit diesem Thema zu beschäftigen. Eine Altersstrukturanalyse hat gezeigt, dass die Hannover Rück, wie viele andere Unternehmen auch, keine ausgewogene Altersstruktur aufweist: Die Mehrheit der Mitarbeiter unseres Unternehmens ist zwischen 30 und 40 Jahren alt. Dadurch haben wir zwar in den nächsten Jahren kein altersbedingtes Besetzungsproblem, werden jedoch die unterschiedlichen Situationen in den Abteilungen und Hierarchieebenen fortwährend im Auge behalten müssen, um bei Veränderungen schnell reagieren zu können.

+++ Auswirkungen des demografischen Wandels erfordern zielgerichtetes Monitoring +++

Der demografische Wandel umfasst sehr unterschiedliche Themenfelder. In vielen dieser Bereiche ist die

Hannover Rück bereits sehr gut aufgestellt, so z. B. bei der Arbeitszeitgestaltung (Arbeitszeit-/Teilzeitmodelle und Telearbeitsoptionen), bei Aspekten der Gesundheitsförderung (Betriebssport), bei der Work-Life-Balance sowie beim umfangreichen internen Schulungsprogramm.

Im laufenden Jahr werden wir analysieren, inwieweit es bei den Themen Zusammenarbeit und Führung, Weiterbildung und berufliche Entwicklung sowie beim Erhalt der physischen und psychischen Gesundheit unserer Mitarbeiter Handlungsbedarf gibt. Wir werden dann die vorhandenen Instrumente ergänzen oder anpassen. Eine stetige Herausforderung – gerade in einem Dienstleistungsunternehmen – stellt in diesem Zusammenhang auch die Sicherung und Weitergabe des im Unternehmen vorhandenen Wissens dar.

Altersstruktur (Standort Hannover)


in %
45
40
35
30
25
20
15
10
5
0
0,1
11,4
41,6
30,5
15,2
1,2
< 20 Jahre
20-29 Jahre
30-39 Jahre
40-49 Jahre
50-59 Jahre
≥ 60 Jahre

Beruf und Familie

Die Förderung der Vereinbarkeit von Beruf und Privatleben nimmt in der Personalpolitik der Hannover Rück einen wichtigen Stellenwert ein. Unsere verschiedenen Teilzeit-Arbeitsmodelle, die mehr als 18 % unserer Mitarbeiter nutzen, bieten schon heute ein hohes Maß an Flexibilität, um Familienleben und Beruf aufeinander abzustimmen. Im Berichtsjahr arbeiteten 113 Mitarbeiter – d. h. 12,5 % unserer Belegschaft in der Zentrale in Hannover – als Telearbeiter teilweise von zu Hause aus.

Vollzeitbeschäftigt waren im Berichtsjahr 743 Mitarbeiter, 164 Mitarbeiter arbeiteten in Teilzeit. Diese Flexibilität wurde auch in der letzten Personalbefragung wieder ausgesprochen positiv bewertet. Gemeinsam mit engagierten Mitarbeitern entwickeln wir weiter Modelle, um betriebliche Erfordernisse und private Belange noch besser in Einklang zu bringen.

Mitarbeiterverantwortung

Durch unternehmensweite Richtlinien, die wir regelmäßig aktualisieren und den sich wandelnden gesellschaftspolitischen Anforderungen anpassen, haben wir weltweit gültige Standards für alle Mitarbeiter formuliert – beispielsweise über unsere Geschäftsgrundsätze. Sämtliche Mitarbeiter verpflichten sich zu ehrlichem, fairem und gesetzestreuem Verhalten gegenüber Kollegen und Kunden. Mit diesen und weiteren Grundsätzen wollen wir unsere Belegschaft dabei unterstützen, die oft komplexen ethischen und rechtlichen Herausforderungen in der täglichen Arbeit erfolgreich zu meistern.

Personalentwicklung

Die Personalentwicklung zählt nach wie vor zu den Eckpfeilern unserer Personalarbeit. In den letzten drei Jahren nahmen durchschnittlich 4,1 % der Mitarbeiter an einem Personalentwicklungsworkshop teil; der Gesamtaufwand für Weiterbildung betrug im Durchschnitt sechs Tage pro Mitarbeiter und Jahr. Im Jahr 2008 werden wir die Verzahnung der einzelnen Personalentwicklungsinstrumente, wie z. B. Mitarbeitergespräch, Personalentwicklungsworkshop oder Führungsfeedback, weiter vorantreiben.

Leistungskultur und Vergütung

Zielerfüllung und Vergütung hängen bei uns direkt zusammen: In den letzten Jahren haben wir den Anteil variabler Gehaltsbestandteile stetig ausgeweitet. Bei Führungskräften werden die variablen Gehaltsbestandteile über die Vereinbarung individueller Ziele gesteuert, deren Realisierung einvernehmlich festgestellt wird. Für Mitarbeiter ab der Ebene der Manager haben wir im Jahr 2004 ein an den Unternehmenserfolg gekoppeltes Vergütungssystem, den Group Performance Bonus, eingeführt.

Teilnahme der Mitarbeiter an der erfolgsabhängigen Vergütung (Standort Hannover)

2007	Anzahl
Führungskräfte	67
Ebenen Manager bis Chief	350
Teilnehmer insgesamt	417
Anteil an Gesamtbelegschaft	46,0 %

Erweiterung unseres Ausbildungsangebots

Ausbilden ist gut – mehr ausbilden ist besser. Gemäß dieser Maxime haben wir in den vergangenen Jahren vielen Schulabsolventen einen Einstieg in das Berufsleben ermöglicht. Qualifizierte junge Menschen frühzeitig einzubinden, ist wichtiger Bestandteil unserer Unternehmensphilosophie. Nach einer langen Phase des Nachfragearbeitsmarktes erwarten wir nun den Wechsel in einen Angebotsmarkt. Darauf haben wir entsprechend reagiert: Zusätzlich zum Versicherungskaufmann bilden wir zukünftig zum Bachelor of Science in Wirtschaftsinformatik aus, aber auch im internen Bereich Facilities Management zum Koch.

Mitarbeiterbefragung

Erkennt mein Unternehmen meine persönliche Leistung an? Bin ich stolz, anderen erzählen zu können, dass ich hier arbeite? Kümmern sich die Mitarbeiter hier gegenseitig umeinander? Wie lassen sich diese Fragen besser beantworten als durch eine unabhängig durchgeführte Umfrage. Bereits zum vierten Mal führten wir im Berichtsjahr diese Mitarbeiterbefragung durch, abwechselnd im Wettbewerb „Deutschlands beste Arbeitgeber" oder als unternehmensspezifische Mitarbeiterbefragung.

+++ Mitarbeiterbefragung bestätigt hohe Motivation unserer Mitarbeiter +++

Auch 2007 fand die Umfrage als Vollbefragung statt. Drei Viertel aller Mitarbeiter haben die Gelegenheit genutzt und uns eine Rückmeldung gegeben: Erfreulicherweise sagten uns 90 % der Teilnehmer, dass sie unser Unternehmen für einen guten Arbeitgeber halten. Gern zur Arbeit kommen 85 % von ihnen. Dass unsere Angestellten sich für ihre Arbeit einsetzen, wird dadurch belegt, dass 77 % hoch bis ausgesprochen hoch motiviert sind.

Allgemeines Gleichbehandlungsgesetz (AGG)

Seit August 2006 ist das Allgemeine Gleichbehandlungsgesetz (AGG) in Kraft. Die Bundesregierung hat damit Richtlinien der Europäischen Union zur Gleichbehandlung in nationales Recht umgesetzt. Als global tätigem Unternehmen sind uns die Anliegen des AGG kein Novum. Vielfalt zählt seit langem zu unserer Unternehmenskultur, und die Vermeidung von Diskriminierung ist bereits in unseren Geschäftsgrundsätzen verankert. Mitarbeiter aus 25 Nationen, die bei uns am Hauptstandort Hannover arbeiten, sind Garanten für die gelebte Mannigfaltigkeit in unserem Unternehmen.

Dank an die Mitarbeiter

Wir danken unseren Mitarbeitern für ihre Initiative, ihr Engagement und ihre Leistung. Zu jeder Zeit hat sich die Belegschaft mit den Zielen des Unternehmens identifiziert und diese konsequent verfolgt. Wir danken auch den Vertretern der Arbeitnehmer und der leitenden Angestellten für ihre kritisch-konstruktive Kooperation.

Nachhaltigkeitsbericht

Oberstes Ziel der Hannover Rück ist es, einer der drei profitabelsten Rückversicherer der Welt zu sein. Dabei ist es unser Anspruch, Wachstum mit selbst erwirtschafteten Gewinnen zu finanzieren und Schieflagen, die Zuschüsse der Aktionäre erfordern würden, grundsätzlich zu vermeiden. Wir agieren daher ausschließlich ertragsorientiert und konzentrieren uns auf die attraktiven Segmente des Rückversicherungsgeschäfts. Die nachhaltige Wertschöpfung unseres Unternehmens steuern und dokumentieren wir mithilfe eines Kennzahlensystems, und wir legen unserer Strategie wie unserem täglichen Handeln hohe ethische und rechtliche Standards zugrunde. Uns ist bewusst, dass das Auftreten und Verhalten jedes einzelnen Mitarbeiters das Bild des Hannover Rück-Konzerns in der Öffentlichkeit prägen. Profitabilität wiederum ermöglicht dem Unternehmen, seine gesellschaftliche Verantwortung wahrzunehmen. Unser erfolgreiches Wirtschaften bildet die Grundlage, um eine positive Rolle in der Gesellschaft spielen, Mitarbeiter kontinuierlich fördern oder auch gemeinnützige Projekte unterstützen zu können. Verantwortungsvolles Zeichnen von Risiken und ihr sorgfältiges Management sind wesentliche Voraussetzungen für die langfristige Qualitätssicherung unseres Geschäfts sowie für die Erhaltung und Mehrung des Unternehmenswertes. Dank dieses Nachhaltigkeitsansatzes hat die Hannover Rück seit ihrer Gründung im Jahre 1966 noch nie einen Verlust ausweisen müssen, also noch nie Kapital verloren. Unser Ziel ist es, auch weiterhin so verantwortungsvoll mit den uns anvertrauten Ressourcen umzugehen.

Gesellschaftliches Engagement

Die Hannover Rück ist sich ihrer Rolle als Auftraggeber in der Region Hannover bewusst. Wir versuchen, Aufträge vorrangig regional zu vergeben, um hier ansässige Unternehmen zu fördern. Außerdem unterstützen wir für uns wichtige Veranstaltungen in und um Hannover, im Berichtsjahr beispielsweise den „Tag der Retter" der Medizinischen Hochschule Hannover.

Das gesellschaftliche Engagement unseres Unternehmens ist jedoch nicht auf die Region Hannover oder auf Deutschland beschränkt. Auch international spielt soziale Verantwortung für uns eine wichtige Rolle. Unter der Obhut einzelner Niederlassungen und Tochtergesellschaften der Hannover Rück laufen unterschiedliche Förderprojekte wie beispielsweise das Projekt „Essen für

Straßenkinder" in Südafrika oder Stipendien für bedürftige Studenten, verbunden mit einer berufsbezogenen Ausbildung und anschließender Anstellung im Unternehmen. Bei der Mehrzahl dieser Maßnahmen handelt es sich um freiwillige, ehrenamtliche Tätigkeiten der Belegschaften, die mit ihren Aktivitäten Spendengelder sammeln. Auch unsere Lebensrückversicherungsoperationen in den USA und Australien engagieren sich mit unterschiedlichen Projekten für Menschen, die Hilfe benötigen.

Forschung und Entwicklung

Der Wissenstransfer zwischen Wirtschaft und Forschung ist bei Katastrophenrisiken unverzichtbar. Aus diesem Grund fördern wir bereits seit mehreren Jahren das Geoforschungsinstitut in Potsdam, das sich mit der systematischen Untersuchung und Früherkennung von Erdbeben befasst.

Doch nicht allein der Austausch mit diesem Institut ist für uns wichtig, sondern auch der Dialog mit anderen Universitäten. So unterstützen wir verschiedene Hochschulen in Deutschland auf unterschiedlichste Weise – beispielsweise die Georg-August-Universität Göttingen mit einer Gastprofessur für angloamerikanisches Recht zur Internationalisierung der rechtswissenschaftlichen Ausbildung.

Umwelt

Die Hannover Rück hat sich 2007 erstmals beim „Ökologischen Projekt für integrierte Umwelt-Technik" (Ökoprofit) beteiligt. Grundgedanke dieses Projekts ist die Verbindung von ökonomischem Gewinn und ökologischem Nutzen. Durch vorsorgenden Umweltschutz – beispielsweise dank einer systematischen Einsparung von Ressourcen wie Wasser und Energie – gilt es, die Umweltsituation in einer Region nachhaltig zu verbessern und zugleich Kosten einzusparen. Als Finanzdienstleistungsunternehmen fällt unser Schadstoffausstoß naturgemäß wesentlich geringer aus als bei einem Produktionsbetrieb. Trotzdem haben wir den Anspruch, unsere Umwelt in einem möglichst geringen Maße zu belasten, und reduzieren daher unseren Ressourcenverbrauch wie unsere Emissionen kontinuierlich.

Aus dem Katalog von „Ökoprofit" Hannover leitete die Hannover Rück 16 Maßnahmen für sich ab, die überwiegend die Lichtsteuerung des gesamten Gebäudekomplexes am Standort Hannover betrafen. Zehn dieser Maßnahmen konnten wir gegen geringe Kosten oder durch gezieltes Steuern der bereits vorhandenen Gebäudetechnik sofort realisieren, sodass der CO_2-Ausstoß bereits für das Jahr 2007 um rund 175.000 kg zurückging. Für die erfolgreiche Implementierung dieser Schritte erhielt die Hannover Rück im Dezember 2007 die Auszeichnung als „Ökoprofit"-Betrieb; Stadt und Region Hannover betiteln damit Unternehmen, die mit entsprechenden Maßnahmen Energie einsparen und somit den klimaschädlichen Kohlendioxidausstoß reduzieren. Die Umsetzung der verbleibenden sechs Maßnahmen planen wir für Anfang des Jahres 2008.

Um die durch dienstbedingte Flugreisen verursachten CO_2-Belastungen zu kompensieren, entrichten wir außerdem pro Flugkilometer eine Ausgleichsabgabe an eine internationale Organisation, die die gesammelten Gelder für den Klimaschutz verwendet. So werden diese beispielsweise in Solar-, Wasserkraft-, Biomasse- oder Energiesparprojekte investiert, um dort Treibhausgase einzusparen, die eine vergleichbare Klimawirkung haben wie die durch den Flug verursachten Emissionen. Finanziert werden vorwiegend Projekte in Entwicklungsländern.

Kunstförderung

Nach seiner Premiere im Jahr 1998 fand im Berichtsjahr bereits das zehnte Examenskonzert in Hannover statt. Dieses Konzert – ausgerichtet von der E+S Rück in Zusammenarbeit mit der Hochschule für Musik und Theater Hannover – bietet jedes Jahr drei bis vier Meisterschülern die Chance, gemeinsam mit großem Orchester zu spielen. Die Studenten legen in diesem Rahmen ihr Konzertexamen ab und erlangen durch einen solchen Auftritt die notwendige Voraussetzung für ihren Start in eine solistische Laufbahn. Zugleich betrachten wir das Examenskonzert als musikalischen Höhepunkt der jährlichen E+S Rück-Veranstaltung „Hannover Forum".

Auch die Förderung der bildenden Kunst ist der Hannover Rück wichtig: Bereits im Jahre 1991 haben wir anlässlich unseres 25-jährigen Bestehens eine Kunststiftung zugunsten des Sprengel Museum Hannover gegründet. Die Zinserträge aus dem Stiftungskapital setzen wir regelmäßig für den Ankauf neuer Kunstwerke ein, die wir dem Sprengel Museum Hannover als Leihgabe zur Verfügung stellen. Durch speziell veranstaltete Kunstführungen wird die Sammlung einem öffentlichen Interessentenkreis zugänglich gemacht.

Auch die Kestnergesellschaft fördern wir durch unser Engagement im dortigen Partnerprogramm. So fungiert die Hannover Rück als „kestnerpartner" – das heißt, wir unterstützen die Gesellschaft in ihrer Arbeit kontinuierlich und nachhaltig.


Heuschwaden in einem Feld in Frankreich



Richtungslos?

Ganz im Gegenteil – unbeirrt behalten wir auf dem Spielfeld unsere eigene Taktik im Auge. Wir lassen uns weder von unseren Gegenspielern aus dem Tritt bringen, noch manövrieren wir uns mit unüberlegten Entscheidungen ins Abseits.

Konsequent betreiben wir seit Jahren unser professionelles Zyklusmanagement und wachsen ausschließlich dort, wo der Markt am attraktivsten ist. So wollen wir auch in Zukunft die anspruchsvollen Profitabilitätsziele für unser Unternehmen erreichen.

Risikobericht

Übergeordnete Ziele und Organisation des Risikomanagements

Wir sind als international operierender Rückversicherer mit einer Vielzahl von Risiken konfrontiert, die unmittelbar mit unserer unternehmerischen Tätigkeit verbunden und in den einzelnen strategischen Geschäftsfeldern und geografischen Regionen unterschiedlich ausgeprägt sind. Unser Risikomanagement ist deshalb integraler Bestandteil unserer wertorientierten Unternehmenssteuerung und damit aller übergeordneten Entscheidungsprozesse. Unser Ziel ist es, Chancen optimal zu nutzen und dabei die mit unserer Geschäftstätigkeit verbundenen Risiken angemessen zu kontrollieren und zu steuern. Dem Risikomanagement wird in der Strategie der Hannover Rück ein hoher Stellenwert eingeräumt. Es ist für uns von existenzieller Bedeutung, dass die wesentlichen Elemente unseres Risikomanagements optimal aufeinander abgestimmt und eng verzahnt sind. Nur so können wir eine ganzheitliche Betrachtung unserer aktiv- und passivseitigen Risiken, aber auch unserer Chancen vornehmen.

Zentrale Elemente des Risikomanagementsystems

Steuerungselemente	Wesentliche Aufgabe im Risikomanagement
Aufsichtsrat	• Beratung und Überwachung des Vorstands bei der Leitung des Unternehmens, u. a. auch im Hinblick auf das Risikomanagement
Vorstand	• Gesamtverantwortung für das Risikomanagement • Festlegung der Risikostrategie • Verantwortlich für Funktionsfähigkeit des Risikomanagements
Risikoausschuss[1]	• Operatives Risikomanagement-Überwachungs- und Koordinationsgremium • Entscheidungskompetenz bewegt sich innerhalb der vom Vorstand festgelegten Risikostrategie
Group Risk Management[2]	• Risikoüberwachungsfunktion • Methodenkompetenz, u. a. für die – Entwicklung von Prozessen/Verfahren zur Risikobewertung, -steuerung und -analyse, – Risikolimitierung und -berichterstattung, – übergreifende Risikoüberwachung und Ermittlung des notwendigen Risikokapitals
Geschäftsbereiche[3]	• Originäre Risikoverantwortung, u. a. für die Risikoidentifikation und -bewertung auf Bereichsebene. Die Aufgabe erfolgt auf Basis der Leitlinien der unabhängigen Risikoüberwachungsfunktion
Linienunabhängige Überwachung	• Konzernweite Überprüfung aller Funktionsbereiche der Hannover Rück durch die interne Revision

[1] Mitglieder: Vorstandsvorsitzender, Finanzvorstand, zuständiger Vorstand für die Personen-Rückversicherung, im Vorstand zuständiger Koordinator für die Schaden-Rückversicherung, Leiter Controlling und Chief Risk Officer.
[2] Leitung: Chief Risk Officer, Funktionen: Aggregatkontrolle, Naturkatastrophenmodellierung, aktuarielle Schadenbewertung, dynamische Finanzanalyse, operationale Risiken und Risikoberichtswesen.
[3] Markt- und Servicebereiche innerhalb der Geschäftsfelder der Schaden- und Personen-Rückversicherung und der Kapitalanlagen.

Unser Risikomanagementsystem ist gekennzeichnet durch folgende sieben Faktoren:

- zentrale Koordination durch das Group Risk Management und dezentrale Risikoverantwortung in den jeweiligen Bereichen
- Dokumentation der wesentlichen Elemente des Systems in verbindlichen Anweisungen
- systematische und vollständige Erfassung aller aus heutiger Sicht denkbaren ergebnis- und bestandsgefährdenden Risiken
- dem Risiko angepasste Standard- und Ad-hoc-Berichte
- vierteljährliche Sitzungen des Risikoausschusses
- Nutzung effizienter Steuerungs- und Kontrollsysteme, z. B. DFA-Risikobudgets

- regelkreisbasierende Überprüfung der Wirksamkeit der Systeme und bedarfsweise Anpassung an das geschäftliche Umfeld und/oder die geänderte Risikolage.

Im Berichtsjahr wurde unser Risikomanagement von der amerikanischen Ratingagentur Standard & Poor's mit „Strong", der zweitbesten Bewertung, beurteilt. Diese Einschätzung zeigt die Qualität unseres Risikomanagementansatzes, auch im Vergleich zum Marktumfeld.

Übergreifende Risikosteuerung

Zur Quantifizierung der Risiken, denen die Hannover Rück ausgesetzt ist, haben wir ein internes Risikomodell entwickelt. Dieses umfasst statistische Modelle sowohl für die Einzelrisiken (z. B. Kapitalmarktrisiken wie Zinsänderungen oder versicherungstechnische Risiken wie Risiken aus dem Exposure gegenüber Naturkatastrophen) als auch für deren Aggregation. Dies versetzt uns in die Lage, unsere Exponierung sowohl in Bezug auf Einzelrisiken als auch in Bezug auf das Gesamtrisiko zu messen und auf Grundlage unserer Risikotoleranz zu limitieren. Unsere übergreifende Risiko-/Rendite-Steuerung ist ausgerichtet auf Wahrscheinlichkeitsverteilungen für Bestands- und Erfolgsgrößen unserer Gruppe (u. a. operatives Ergebnis und Eigenkapital), die das interne Risikomodell ermittelt. Unser internes Modell orientiert sich an der Marktpraxis und wird ständig weiterentwickelt. Der Stellenwert des internen Modells – eines für uns unverzichtbaren Elementes bei der Berechnung der notwendigen Eigenmittel – wird durch die künftigen Anforderungen der ersten Säule von Solvency II weiter steigen.

Globale Risiken

Globale Risiken entziehen sich unserer direkten Einflussnahme, daher konzentrieren sich unsere risikosteuernden Maßnahmen auf die Risikofrüherkennung. Diese Risiken ergeben sich unter anderem aus Änderungen rechtlicher (einschließlich aufsichts- und steuerrechtlicher) Rahmenbedingungen, durch gesellschaftliche, demografische oder versicherungswirtschaftliche Entwicklungen, aber auch aufgrund von Umwelt- und Klimaeinflüssen. Wir begegnen diesen Risikopotenzialen unter anderem durch eine laufende Überwachung von Schadentrends sowie Schaden- und Großschadenanalysen. Daran passen wir unsere Zeichnungspolitik jeweils an, und zwar bedarfsweise durch entsprechende vertragliche Ausschlüsse oder durch eine sachliche und geografische Diversifizierung des Portefeuilles. Ferner beobachten wir die Entwicklungen der wesentlichen Rechtsgebiete (z. B. US-Haftpflicht) und der regulatorischen/gesetzlichen Anforderungen, ebenso wie die Veränderungen der Rechnungslegungsstandards (z. B. IFRS).

Strategische Risiken

Unser oberstes strategisches Ziel besteht darin, uns als überdurchschnittlich profitable, optimal diversifizierte und wirtschaftlich eigenständige Rückversicherungsgruppe wertorientiert zu entwickeln. Alle anderen Ziele leiten sich daraus ab und sind diesem Oberziel untergeordnet. Strategische Risiken resultieren beispielsweise aus einem Missverhältnis zwischen der fixierten Unternehmensstrategie und den sich wandelnden Rahmenbedingungen. Ursachen für ein Missverhältnis können z. B. falsche strategische Grundsatzentscheidungen – oder aber eine inkonsequente Umsetzung der festgelegten Strategien – sein. Wir überprüfen deshalb regelmäßig unsere Strategie und passen unsere Strukturen und Prozesse im Bedarfsfall konsequent an. Mit unserem ganzheitlichen Managementsystem der „Performance Excellence" ist gewährleistet, dass unsere Strategie ständig überprüft und durchgängig umgesetzt wird. Systematisch und kontinuierlich verbessern wir unsere Leistung in allen Excellence-Kriterien und unterziehen sie auch externen Begutachtungen. „Politik und Strategie" ist hierbei ein eigenständiges Beurteilungskriterium. Alle drei Jahre werden systematisch die Annahmen überprüft, die unserer Unternehmensstrategie zugrunde liegen, zuletzt im Jahr 2005. Dieser strukturierte Prozess ist ein Kernelement unseres integrierten Chancenmanagements.

Versicherungstechnische Risiken

Die Risiken im versicherungstechnischen Bereich können in Zufalls-, Irrtums- und Änderungsrisiken unterteilt werden. Ein wesentliches versicherungstechnisches Risiko stellt die Gefahr der Unterreservierung dar. In der *Schaden-Rückversicherung* ermitteln wir unsere Schadenreserven auf aktuarieller Basis. Ausgangspunkt hierfür sind stets die Informationen unserer Zedenten, die im Bedarfsfall um Zusatzreserven auf Basis eigener Schadeneinschätzungen ergänzt werden. Darüber hinaus bilden wir die sogenannte Spätschadenreserve für Schäden, die bereits eingetreten sind, uns aber noch nicht bekannt gegeben wurden. Eine Qualitätssicherung unserer eigenen aktuariellen Berechnungen zur Angemessenheit der Reservehöhe erfolgt jährlich durch externe Aktuars- und Wirtschaftsprüfungsgesellschaften.

+++ Retrozession als Instrument der Risikobegrenzung +++

Ein wesentliches Instrument der Risikobegrenzung ist die Retrozession; das von uns übernommene Geschäft verbleibt nicht immer vollständig im Selbstbehalt, sondern wird nach Bedarf retrozediert. Unsere Retrozessionen schützen unser Kapital, sie stabilisieren und optimieren unsere Ergebnisse und erlauben uns, vom „harten" Markt voll zu profitieren (z. B. nach einem Großschadenereignis). Neben der klassischen Retrozession transferieren wir auch Risiken in den Kapitalmarkt. 1994 war die Hannover Rück mit der Transaktion „Kover" Pionier in der Verbriefung von Naturkatastrophenrisiken, gefolgt von weiteren Transaktionen („K2" bis „K5") in den folgenden Jahren. Insgesamt dienen diese Instrumente der Diversifikation innerhalb des Gesamtportefeuilles sowie der Risikoreduktion. Im Hinblick auf unsere Retrozessionen ist das Forderungsausfallrisiko für uns bedeutsam. Deshalb besitzt das Kriterium der Bonität unserer Retrozessionäre eine herausragende Bedeutung im Auswahlprozess. Eine weitere Risikoreduzierung wird dadurch erreicht, dass unsere Forderungen aus dem in Rückdeckung gegebenen Geschäft teilweise durch Bar- oder Wertpapierdepots oder Avalbürgschaften gesichert sind.

Zur Einschätzung der Risiken aus Naturgefahren kommen bei der Hannover Rück-Gruppe lizenzierte wissenschaftliche Simulationsmodelle zum Einsatz. Zusätzlich beschäftigen wir eigene Wissenschaftler, die die Qualität der Modelle beurteilen und sichern. Wir bestimmen innerhalb verschiedener Segmente weitere Sicherheitsaufschläge auf die Ergebnisse der Simulationsmodelle zur risikoadäquaten Adjustierung unserer Kalkulationsbasis. Darüber hinaus analysieren die Naturgefahrenexperten der Hannover Rück-Gruppe permanent wissenschaftliche Forschungsergebnisse im Hinblick auf mögliche Änderungen der Risikosituation. Die Simulationsmodelle und die Expertise unserer Geo- und Naturwissenschaftler bilden die Basis für das Risikomanagement der Naturgefahrenexponierung. Wir überprüfen permanent die Auslastung unserer maximal zulässigen Haftungen, die Steuerung der Eigenkapitalallokation nach Profitabilitätskriterien und das aktive Management des eigenen Rückversicherungsbedarfs.

Im Rahmen der Kumulkontrolle – der Überwachung der Exponierung des Hannover Rück-Portefeuilles – bestimmt der Gesamtvorstand ausgehend von der Gesamtrisikostrategie des Unternehmens die Risikobereitschaft für Naturgefahren einmal im Jahr. Zur Steuerung des Portefeuilles werden dazu maximale Zeichnungslimite („Kapazitäten") für verschiedene Extremschadenszenarien und Wiederkehrperioden bzw. Wahrscheinlichkeiten unter Berücksichtigung von Profitabilitätskriterien festgelegt.

Die Einhaltung dieser Limite wird permanent vom Group-Risk-Management-Teilbereich „Aggregatkontrolle" und dem Risikoausschuss überwacht. Dafür ermitteln wir das Risiko des Portefeuilles für die entsprechenden Szenarien

(z. B. US-Hurrikan, Europa-Sturm, US-Erdbeben) in Form von Wahrscheinlichkeitsverteilungen auf Bruttobasis, d. h., unsere Naturgefahrenexperten berechnen gewisse Eintrittswahrscheinlichkeiten des erwarteten Schadens mithilfe unserer Simulationsmodelle für Naturgefahren. Diese Daten auf Einzelszenariobasis werden schließlich zum Gesamtportefeuille zusammengefasst, was sowohl auf Bruttobasis als auch, nach Anwendung der vorhandenen Retrozessionsstruktur, auf Nettobasis betrachtet wird.

Die beschriebenen Daten sind Bestandteil des regelmäßigen Reportings an den Vorstand und den Risikoausschuss. Das Instrumentarium der Kumulkontrolle wird durch die sukzessive Einführung von realistischen Extremschadenszenarien vervollständigt. Die Aufgaben, Verantwortlichkeiten und Prozesse innerhalb der gesamten Kumulkontrolle für Naturgefahren sind in einer eigens dafür entwickelten Richtlinie geregelt.

+++ Auswirkungen der Subprime-Krise gering +++

Die Auswirkungen der Krise im US-Immobilien- und Kreditbereich im Hinblick auf die Versicherungstechnik waren für uns gering: Versicherungstechnische Risiken durch Kreditausfallabsicherungen, die ihren Ursprung in der Subprime-Krise haben, existieren in unserem Portefeuille nicht. Im US-amerikanischen Organ- und Berufshaftpflichtgeschäft erwarten wir angesichts eines kontinuierlich abgesenkten Marktanteils nur eine geringe Belastung.

Im Bereich der *Personen-Rückversicherung* sind hauptsächlich die biometrischen Risiken für uns von Bedeutung. Darunter versteht man alle Risiken, die unmittelbar mit dem Leben einer zu versichernden Person verbunden sind, z. B. Fehlkalkulation der Sterblichkeit, der Lebenserwartung und der Invaliditätswahrscheinlichkeit. Da wir auch Abschlusskosten unserer Zedenten vorfinanzieren, sind für uns auch das Storno- sowie das Kreditrisiko von Bedeutung.

Durch eine Vielzahl risikosteuernder Maßnahmen reduzieren wir diese potenziellen Risiken. Beispielsweise ermitteln wir die Rückstellungen in der Personen-Rückversicherung nach aktuariellen Grundsätzen unter Anwendung abgesicherter biometrischer Rechnungsgrundlagen auf der Basis von Portefeuilleinformationen unserer Zedenten. Durch eine eigene Qualitätssicherung stellen wir sicher, dass die von den Zedenten nach lokaler Rechnungslegung errechneten Rückstellungen allen Anforderungen hinsichtlich Berechnungsmethoden und Annahmen (z. B. Verwendung von Sterbe- und Invaliditätstafeln, Annahmen zur Stornowahrscheinlichkeit etc.) genügen. Das Neugeschäft zeichnen wir in allen Regionen unter Beachtung der weltweit gültigen Global Underwriting Guidelines, die detaillierte Regeln über Art, Qualität, Höhe und Herkunft der Risiken formulieren. Diese globalen Richtlinien werden im Zwei-Jahres-Rhythmus überarbeitet und vom Gesamtvorstand verabschiedet. Sie werden ergänzt durch länderspezifische „Special Underwriting Guidelines", die die Besonderheiten einzelner Märkte berücksichtigen. Dabei reduzieren die Qualitätsvorgaben an das Portefeuille das potenzielle Kreditrisiko aufgrund von Zahlungsunfähigkeit oder Verschlechterung der Bonität von Zedenten. Die Einhaltung dieser Richtlinien wird durch regelmäßige Revisionen sichergestellt. Die Risikotragfähigkeit der Neugeschäftsaktivitäten und des übernommenen internationalen Bestandes überprüfen wir durch eine Reihe von regelmäßigen, ganzheitlichen Betrachtungen, zum Beispiel im Hinblick auf das Stornorisiko.

Zusätzlich wird die Qualität gesichert – insbesondere auf der Ebene der Tochtergesellschaften – durch die von den lokalen Aufsichtsbehörden geforderten aktuariellen Berichte und Dokumentationen. Ein wesentliches Instrument unserer wertorientierten Steuerung und des Risikomanagements im Bereich der Personen-Rückversicherung ist der European Embedded Value (EEV). Dieser wird als Barwert der zukünftigen Erträge des weltweiten Personen-Rückversicherungsgeschäfts – nach angemessener Berücksichtigung aller Risiken, die diesem Geschäft zugrunde liegen – bezeichnet.

Das in der Lebenserstversicherung bedeutsame Zinsgarantierisiko hat, bedingt durch vertragliche Ausgestaltung, aber auch durch die Verwendung konservativer Annahmen, nur eine geringe Risikorelevanz für unser Geschäft.

Kapitalanlagerisiken

Der Konzernüberschuss oder -verlust der Hannover Rück wird maßgeblich durch die beiden Komponenten „versicherungstechnisches Ergebnis" und „Kapitalanlageergebnis" bestimmt. Die Kapitalanlagebestände resultieren zu einem bedeutenden Teil aus Versicherungsprämien, die für künftige Schadenzahlungen zurückgestellt werden. Die Risiken im Kapitalanlagebereich umfassen insbesondere das Markt-, das Bonitäts- und das Liquiditätsrisiko sowie Währungsrisiken.

+++ Kongruente Währungsbedeckung minimiert Auswirkungen aus Währungsschwankungen +++

Wir streben stabile, planbare und steuerlich optimierte Erträge – unter gleichzeitiger Wahrung eines hohen Qualitätsstandards des Portefeuilles – an. Unser Ziel ist es, einen optimalen Deckungsbeitrag unter Einhaltung definierter Risikohöchstgrenzen zu erwirtschaften. Wir streben daher an, mindestens den risikofreien Zins zuzüglich der sich aus der Kapitalanlagestruktur ergebenden Kapitalkosten zu erwirtschaften. Die Kapitalanlage richtet sich an den Anforderungen aus dem Rückversicherungsgeschäft aus (z. B. hinsichtlich der Währungen oder Fristigkeiten). Die Verknüpfung und Abstimmung des versicherungstechnischen Portefeuilles (Liability Management) mit dem Kapitalanlageportefeuille (Asset Management) leistet ein integriertes Asset-Liability-Management. Die Struktur unseres Kapitalanlageportefeuilles orientiert sich an einer kontinuierlichen dynamischen Finanzanalyse und den Erfordernissen der Liquidität sowie einer kongruenten Währungsbedeckung. Letztere ist von Bedeutung, weil ein wesentlicher Teil des Geschäfts in Fremdwährung gezeichnet wird. Durch kongruente Währungsbedeckung stellen wir sicher, dass Währungsschwankungen keinen wesentlichen Einfluss auf die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben. Die implementierten Steuerungs- und Kontrollmechanismen umfassen insbesondere organisatorische Regelungen wie etwa die bis zur Ebene der Geschäftsleitung reichende Funktionstrennung von Handel, Abwicklung und Risikokontrolle, oder die in den Prozess integrierten, regelmäßigen Limitprüfungen, Bestands- und Sensitivitätsanalysen und darauf aufbauende festgelegte Standard- und Ad-hoc-Berichte.

Die aus der sogenannten Subprime-Krise resultierenden Abschreibungen sind bei der Hannover Rück-Gruppe vergleichsweise gering. Die Abschreibungen belaufen sich auf rund 10 Mio. EUR.

Operationale Risiken

Hierunter verstehen wir die Gefahr von unmittelbaren oder mittelbaren Verlusten, die eintreten aufgrund der Unangemessenheit oder des Versagens interner Verfahren, des Versagens von Menschen und Systemen oder aufgrund organisatorischer Defizite und externer Ereignisse.

Ein wesentliches Element unserer Risikosteuerung ist das Interne Kontrollsystem (IKS), das alle aufeinander abgestimmten und miteinander verbundenen Kontrollen, Maßnahmen und Regelungen umfasst. Unsere interne Revision überprüft regelmäßig – als Pflichtbestandteil jeder Prüfung – die Funktionsfähigkeit des IKS. Die Revision ist damit ein wichtiger Baustein der linienunabhängigen Überwachung des Risikomanagements. Angesichts der steigenden Bedeutung des IKS haben wir auch im Berichtsjahr unser bestehendes Kontrollsystem weiter optimiert und noch besser auf die künftigen Anforderungen abgestimmt.

Die technische Abhängigkeit unserer Kernprozesse von der Informationstechnologie nimmt rapide zu und damit auch das entsprechende Gefahrenpotenzial. Vorrangiges Ziel ist es deshalb, eine hohe Verfügbarkeit der Anwendungen und die Unversehrtheit von kritischen Unternehmensdaten, aber auch der Infrastruktur sicherzustellen. Damit auch künftig das vorhandene hohe Sicherheitsniveau gewährleistet ist, haben wir im Berichtsjahr unsere bereits bestehenden Pläne und Vorkehrungen technischer und organisatorischer Natur (z. B. Pandemie-Notfallpläne, Krisenkommunikation, Ersatzrechenzentrum) für den Ausfall elementarer Geschäftsprozesse weiter optimiert.

Wir überprüfen regelmäßig die vorhandenen Maßnahmen zur Notfallplanung. Das im Berichtsjahr gestartete Projekt Business Continuity Management (BCM) ist für uns ein Pflichtbestandteil des proaktiven Managements operationeller Risiken und dient der weiteren Verbesserung unserer Vorkehrungen.

Zukünftige Risiken

Zukünftige Risiken (Emerging Risks) sind dadurch gekennzeichnet, dass ihr Risikogehalt noch nicht zuverlässig bekannt ist und die Auswirkungen nur schwer beurteilt werden können. Diese Risiken entwickeln sich allmählich von schwachen Signalen zu eindeutigen Tendenzen. Es ist deshalb wichtig, diese Signale frühzeitig zu erfassen und systematisch zu identifizieren, ihre Relevanz zu bestimmen und ihr Risiko zu bewerten. Im Ergebnis erfolgt eine Ableitung notwendiger Maßnahmen, z. B. vertragliche Ausschlüsse oder die Entwicklung neuer Rückversicherungsprodukte. In diesen Zusammenhang gehören z. B. die Risiken der Fettleibigkeit oder die Entwicklung der Nanotechnologie.

Einschätzung der Risikolage

Die vorstehenden Ausführungen beschreiben die vielfältigen potenziellen Risiken, denen wir als international agierende Gesellschaft ausgesetzt sind. Diese Risiken haben einen nicht unerheblichen Einfluss auf unsere Vermögens-, Finanz- und Ertragslage. Die alleinige Betrachtung des Risikoaspekts ist jedoch nicht sachgerecht, denn Risiken stehen auch immer Chancen gegenüber. Durch unsere wirksamen Steuerungsinstrumente und unsere Aufbau- und Ablauforganisation wird gewährleistet, dass wir unsere Risiken rechtzeitig erkennen und unsere Chancen nutzen. Auf der Basis unserer derzeitigen Erkenntnisse, die sich aus der Gesamtbetrachtung der Risikosituation ergeben, sehen wir keine Risiken, die den Fortbestand unseres Unternehmens kurz- oder mittelfristig gefährden oder die Vermögens-, Finanz- und Ertragslage wesentlich und nachhaltig beeinträchtigen könnten.

Ergänzende Informationen zu unserem Risikomanagementsystem, insbesondere quantitative Angaben zu einzelnen Risiken, finden Sie im Anhang, Kapitel 6 „Management versicherungstechnischer und finanzieller Risiken".

Prognosebericht

Obwohl die konjunkturellen Risiken gestiegen sind, sollte die Weltwirtschaft 2008 ihr Wachstum fortsetzen: Zu Beginn des laufenden Jahres haben allerdings zunächst die Ereignisse um die Hypotheken- und Kreditkrise dazu beigetragen, die Angst vor einer Rezession in den USA und deren negativen Folgen für Europa und Asien zu schüren. Die Reduzierung des Leitzinses durch die amerikanische Notenbank um zunächst 75 und später um weitere 50 Basispunkte erwies sich als hilfreich, konnte sie doch die massiven Kurseinbrüche an den internationalen Börsen am 21. Januar 2008 zunächst stoppen. Im Euroraum ist geldpolitisch mit einer eher expansiven Ausrichtung zu rechnen. Solange die Gefahren an den Finanzmärkten nicht gebannt sind, dürfte die Europäische Zentralbank ihren Leitzins konstant belassen.

In den Vereinigten Staaten deutet sich für 2008 eine schwächere Wirtschaftsentwicklung mit einem nur marginal steigenden Bruttoinlandsprodukt an. Die Produktion in den restlichen Industrieländern dürfte ebenfalls nur in gedrosseltem Tempo wachsen. Trotz eingetrübter Rahmenbedingungen sollte sich jedoch die Dynamik in den Schwellenländern, und hier insbesondere in China und Indien, fortsetzen.

Die rückläufige Konjunkturentwicklung in den USA könnte auch die konjunkturelle Aufwärtsbewegung in Deutschland spürbar abschwächen. Angesichts eines weiterhin starken Euro werden die Exporte deutlich geringer steigen als noch im Vorjahr. Aber auch der hohe Ölpreis dürfte auf die Konjunktur in Deutschland drücken. Dennoch sollte die gute Auftragslage der Unternehmen dazu beitragen, dass sich die Konjunktur stabil hält.

Schaden-Rückversicherung

Mit den Vertragserneuerungen zum 1. Januar 2008 – zu diesem Termin werden rund zwei Drittel unserer Verträge neu verhandelt – sind wir insgesamt zufrieden. Trotz erkennbarer Aufweichungstendenzen im Markt fielen die Ratenreduzierungen größtenteils geringer aus als erwartet. Besonders erfreulich war, dass im Großen und Ganzen weiterhin risikoadäquate Preise und Bedingungen erreicht werden konnten. Gleichzeitig profitierten wir von geringeren Kosten für unsere eigenen Schutzdeckungen. Teilweise stärker ausfallende Prämienrückgänge ließen sich durch Steigerungen des Marktanteils aus dem deutschen Markt und der weltweiten Kredit- und Kautionsrückversicherung nahezu kompensieren, sodass die Nettoprämie in der Schaden-Rückversicherung in Originalwährungen stabil bleibten sollte.

+++ 2008/2009 sollten von guten Geschäftsbedingungen der Vorjahre profitieren +++

Effekte einer beginnenden Marktaufweichung schlagen sich systembedingt erst mit einer gewissen Verzögerung in unseren Ergebnissen nieder, sodass wir sogar mit einer Steigerung des operativen Ergebnisses rechnen. Auch 2009 dürfte noch von den guten Geschäftsbedingungen der Vorjahre in der Schaden-Rückversicherung profitieren.

In der Erneuerungssaison hat sich wiederum gezeigt, dass die Zedenten dem Rating der Rückversicherer eine große Bedeutung beimessen. Insbesondere gilt dies für die Zeichnung von lang abwickelndem Haftpflichtgeschäft; hier ist ein sehr gutes Rating die notwendige Voraussetzung, um überhaupt zur Angebotsabgabe aufgefordert zu werden. Die Hannover Rück ist mit ihren sehr guten Einschätzungen („AA-" von Standard & Poor's und „A" von A.M. Best) einer der wenigen Rückversicherer, die diese Bedingung uneingeschränkt erfüllen. Diese guten Finanzkraft-Bewertungen haben uns demzufolge in die Lage versetzt, von attraktiven Geschäftschancen überdurchschnittlich zu profitieren.

+++ Position als einer der führenden Rückversicherer im deutschen Markt gefestigt +++

Mit den Marktbedingungen in *Deutschland* sind wir sehr zufrieden. Unsere Tochtergesellschaft E+S Rück hat auf ihrem Heimatmarkt eine sehr erfreuliche Vertragserneuerung erlebt: Das Sachgeschäft wuchs hier sehr stark. Unseren bereits hohen Marktanteil konnten wir dank neuer Kundenbeziehungen bzw. erhöhter Vertragsanteile bei bestehenden Verbindungen weiter steigern und somit unsere Position als einer der führenden Rückversicherer im profitablen deutschen Markt festigen und ausbauen. Aufgrund des deutlichen Prämienwachstums stellt Deutschland im laufenden Berichtsjahr den größten Einzelmarkt der Schaden-Rückversicherung dar.

Angesichts der Schadenbelastung aus dem Wintersturm „Kyrill" im Januar 2007 zeichnete sich eine verstärkte Nachfrage nach Katastrophendeckungen ab. Die Raten des bei uns in Rückdeckung gegebenen Sach-Katastrophengeschäfts konnten gesteigert werden. Zufrieden sind wir auch mit der Entwicklung in der Kraftfahrzeug-Haftpflichtversicherung; bei den nichtproportionalen Verträgen blieben die Raten hier auf hohem Niveau stabil. Die noch auf dem Rückversicherungstreffen in Baden-Baden 2007 prognostizierten Prämienabriebe – zum Beispiel in der nichtproportionalen Haftpflichtversicherung – sind weitgehend ausgeblieben. In der industriellen Feuerversicherung waren auch im Jahr 2008 Prämienabriebe feststellbar, die von der moderaten Großschadenlage des Jahres 2007 herrührten. Die E+S Rück, unsere für den deutschen Markt zuständige Tochtergesellschaft, wird als einer der führenden Rückversicherer in Deutschland auch im Jahr 2008 ein verlässlicher

Partner ihrer Kunden sein und an der gewinnorientierten Zeichnungspolitik der vergangenen Jahre festhalten.

In *Großbritannien* haben wir unser Haftpflichtgeschäft mit Kunden aus dem Londoner Markt angesichts nachgebender Preise abgebaut. Ausgesprochen erfreulich dagegen verlief die Erneuerung in der Kraftfahrtversicherung. Angesichts von Ratensteigerungen haben wir unser Engagement erhöht.

Da sowohl 2006 als auch 2007 Großschäden im internationalen *Transportgeschäft* ausgeblieben sind, kam es hier zu Ratenreduzierungen; dennoch liegen die Raten noch deutlich über dem Niveau von 2005, dem Jahr der schweren Hurrikanereignisse „Katrina", „Rita" und „Wilma". Höhere Preisrückgänge waren aufgrund eines intensiven Wettbewerbs in Asien zu verbuchen. Neben Ratenabschlägen erwarten wir, dass die Erstversicherer ihre Selbstbehalte weiter erhöhen werden, da die Rückversicherungspreise weniger deutlich fallen als die Erstversicherungspreise. Angesichts rückläufiger Raten haben wir unsere Exponierung in naturkatastrophenexponierten Regionen wie dem Golf von Mexiko weiter reduziert, sodass die Prämieneinnahmen nach der Erneuerungsrunde zum 1. Januar 2008 um 9 % zurückgingen.

Die *Luftfahrt(rück-)versicherung*, für die der Londoner Markt das Weltmarktzentrum darstellt, ist durch einen weiteren Preisabrieb gekennzeichnet, sodass die Marktbedingungen alles in allem derzeit nicht besonders attraktiv sind. Wir zeichnen ausschließlich Geschäft, das uns profitabel erscheint. Unsere proportionalen Verträge werden wir kontinuierlich reduzieren und unser nichtproportionales Geschäft weiter diversifizieren.

In den *nordeuropäischen Ländern* erwarten wir eine zufriedenstellende Entwicklung. Aufgrund des starken Wettbewerbs werden sich allerdings die Raten in allen Sparten reduzieren.

In den *Niederlanden* bleiben die Raten bei Programmen, die vom Orkan „Kyrill" betroffen waren, stabil. Dies gilt ebenfalls für das Haftpflicht- und Kraftfahrtgeschäft.

In *Frankreich* sehen wir weiterhin attraktive Geschäftsmöglichkeiten in der Bauhaftpflichtversicherung, sodass wir diese Sparte langfristig im Auge behalten. Im Kraftfahrtbereich zeigten sich die Raten zur Erneuerungssaison stabil. Im Sachgeschäft sollten sie sich dagegen sowohl in Belgien als auch in Frankreich leicht reduzieren. Wir gehen von einem leichten Prämienanstieg aus. Zum 1. Januar 2008 haben wir unsere Servicegesellschaft und unsere Niederlassung in Paris zusammengeführt, um so Synergien zu heben und Kosten zu reduzieren.

Auch in *Italien* verlief die Vertragserneuerung sehr zufriedenstellend; wir haben hier unser Prämienvolumen deutlich ausbauen können.

+++ Hoher Wettbewerb in Zentral- und Osteuropa +++

In den Ländern *Zentral- und Osteuropas* herrscht nach wie vor ein hoher Wettbewerb. Wir erwarten stabile Preise bei direkten Kundenverbindungen; im Maklergeschäft dagegen gehen wir von deutlichen Ratenreduzierungen aus. Im Großen und Ganzen sollten allerdings die Margen auskömmlich bleiben. Wir sind bestrebt, den Anteil unseres nichtproportionalen Geschäfts in Russland und den GUS-Staaten weiter anzuheben.

In *Nordamerika* wird es für viele unserer Kunden schwieriger werden, die in den letzten Jahren ausgewiesenen kombinierten Schaden-/Kostenquoten von teilweise unter 90 % und Eigenkapitalrenditen von über 15 % bei gleichzeitigem Anstieg der Brutto- und Nettoprämien zu halten. Bereits das zweite und dritte Quartal des Berichtsjahres wiesen den niedrigsten Anstieg der Bruttoprämie seit Jahrzehnten aus.

Wir gehen davon aus, dass der Wettbewerbsdruck in der Sach-Erstversicherung nicht nachlassen wird. Bei weniger stark katastrophenexponiertem Geschäft (so im Mittleren Westen) ist nicht auszuschließen, dass sich bereits im Jahre 2008 ein profitables Niveau nicht mehr halten lässt. Der Haftpflicht-Erstversicherungsmarkt könnte im laufenden Geschäftsjahr eindeutig in eine weiche Marktphase eintreten.

+++ Ausgebliebene Großschäden in Nordamerika bewirken Ratenreduzierungen +++

Das Ausbleiben von Großschäden wirkte sich entsprechend auf die Ratenentwicklung im Rückversicherungsbereich aus. Im Sach- wie im Sach-Katastrophengeschäft kam es zu entsprechenden Ratenreduzierungen. Die Margenanforderungen werden aber noch deutlich übertroffen, und noch sollte das letztlich erzielte Preisniveau den von Modelling- und Ratingagenturen geforderten Werten entsprechen. Im Haftpflichtbereich sind trotz eines weicher werdenden Marktes die Rückversicherungskonditionen noch relativ akzeptabel. Im Arbeitsunfallgeschäft waren deutliche Ratenreduzierungen zu verzeichnen, allerdings ist das Geschäft insgesamt immer noch attraktiv. Selbst in der Managerhaftpflichtversicherung, wo der Originalmarkt durch kontinuierlich zurückgehende Raten gekennzeichnet ist, zeigte sich der Rückversicherungsmarkt stabil mit minimalen Verbesserungen. Im lang abwickelnden Haftpflichtgeschäft ist nach wie vor ein sehr gutes Rating essenziell, sodass wir hier einen klaren Wettbewerbsvorteil haben. Für 2008 erwarten wir in Nordamerika einen Rückgang unseres Prämienvolumens.

Insbesondere angesichts des sich aufweichenden Marktumfeldes werden wir sowohl für 2008 als auch für 2009 unsere Diversifikationsstrategie aktiv weiterverfolgen. Dies bedeutet konkret, dass wir unsere Vertriebsaktivitäten vermehrt auf mittelgroße und kleine Kunden ausrichten. Die Grundlagen hierfür sind durch Studien der letzten Jahre im Bereich des Business Managements unseres Zentralbereichs Nordamerika gelegt.

Für *China* gehen wir von weiter sinkenden Raten und einer nachlassenden Profitabilität aus, aber auch in den übrigen *ostasiatischen Ländern* sind die Signale auf einen weicher werdenden Markt gestellt. Wir rechnen für diese Märkte mit einem rückläufigen Bruttoprämienvolumen. In *Japan* – hier werden die Verträge größtenteils zum 1. April erneuert – erwarten wir zwar ebenfalls nachgebende Raten, allerdings sollten diese noch immer risikoadäquat sein. Wir forcieren weiter unser profitables, hauptsächlich nichtproportionales Geschäft und erwarten ein unverändertes Prämienvolumen. In *Indien, Indonesien* und *Thailand* steigen die Preise erfreulicherweise um bis zu 30 %; allerdings war das bisherige Niveau auch wenig attraktiv.

+++ Nachfrage nach schariakonformen Produkten steigt +++

Sehr positiv stellt sich die Situation im sogenannten *Retakaful-Markt* dar: Angesichts eines starken ökonomischen Wachstums und des Baubooms in *Südostasien* sowie im *Nahen Osten* erhöht sich die Nachfrage nach schariakonformen Produkten kontinuierlich, insbesondere in der Sachversicherung und der Engineering-Sparte. Eine große Anzahl infrastruktureller Baumaßnahmen wird von islamischen Finanzinstituten finanziert, die sich ihrerseits bei Takaful-Gesellschaften versichern. Wir sehen im Retakaful-Markt besonders attraktive Geschäftschancen. Über unsere Tochtergesellschaft in Bahrain können wir unseren Kunden maßgeschneiderte, innovative Produkte anbieten. Dank unseres guten Ratings sind wir ein präferierter Partner für unsere Kunden. Wir rechnen in den nächsten beiden Jahren mit einem deutlich erhöhten Prämienvolumen.

Aufgrund der zunehmenden Konsolidierung in *Zentralamerika* gehen wir von einer geringeren Nachfrage nach Rückversicherungsdeckungen aus. Wir verfolgen in dieser Region insbesondere das Ziel, unser Kraftfahrt-Portefeuille zu entwickeln. In *Brasilien* hat das Parlament den Wegfall des Rückversicherungsmonopols beschlossen. Da Brasilien aber im Vergleich zu anderen Schwellenländern nur unterdurchschnittlich wächst und wir zunächst mehr Rückversicherungsangebot als -nachfrage erwarten, schätzen wir die Gewinnchancen gegenwärtig als mäßig ein. Derzeit prüfen wir, ob die Etablierung einer Repräsentanz vor Ort sinnvoll ist. Wir gehen davon aus, dass durch den Ratenabrieb hervorgerufene Prämienverluste in Lateinamerika durch das Wachstum im Agro-Segment weitestgehend kompensiert werden.

Angesichts eines deutlichen Wettbewerbs rechnen wir für unser Geschäft in *Südafrika* mit weicher werdenden Marktverhältnissen. Dennoch erwarten wir für das laufende Jahr einen Anstieg des Prämienvolumens, getrieben durch unser Spezialgeschäft.

In *Australien* gehen wir für 2008 von einem Prämienwachstum aus: Angesichts mehrerer Großschäden im Berichtsjahr erwarten wir leicht steigende Raten im Sachgeschäft. Im Haftpflichtbereich werden wir weiter von unserem guten Rating profitieren.

+++ Gute Geschäftsaussichten in der Kredit- und Kautionsversicherung +++

Mit den Vertragserneuerungen in der internationalen *Kredit- und Kautionsversicherung* zum 1. Januar 2008, in denen 85 % unseres Portefeuilles neu verhandelt werden, waren wir sehr zufrieden. Obwohl es angesichts hervorragender Ergebnisse im Berichtsjahr und in den Vorjahren zu einem moderaten Druck auf Raten und Konditionen kam, haben wir unsere Marktposition bei gleichzeitig steigenden Selbstbehalten der Zedenten verteidigt und unser Portefeuille selektiv ausgeweitet. Die historisch niedrigen Schadenquoten des Jahres 2007 dürften sich im laufenden Geschäftsjahr aufgrund steigender Insolvenzzahlen normalisieren. Gleichwohl sollte wiederum ein erfreuliches Ergebnis möglich sein.

Bei den *strukturierten Produkten* ist weltweit mit einer positiven Entwicklung zu rechnen. In den USA sollte die Nachfrage langsam wieder steigen, nicht zuletzt aufgrund der verbesserten Rahmenbedingungen. Neue Solvabilitätsvorschriften in der EU (Solvency II), aber auch risikogewichtete Kapitalanforderungen in anderen Märkten werden bei einigen Zedenten mittelfristig zu erhöhtem Kapitalbedarf führen – und damit zugleich zu einem verstärkten Interesse an Rückversicherung, unter anderem bei quotalen Abgaben, Jahresüberschadenexzedenten und Portefeuilleübertragungen. Der deutliche wirtschaftliche Aufschwung in Asien wie in Osteuropa sollte zu einem überproportional steigenden Versicherungsbedarf führen. Um den sich daraus ergebenden, ebenfalls stark anziehenden Kapitalanforderungen zu genügen, werden Versicherungsunternehmen verstärkt auf strukturierte Produkte zurückgreifen.

Unser Erstversicherungs- und fakultatives Prämienvolumen aus dem sogenannten Spezialgeschäft hat sich – insbesondere durch den Verkauf der Praetorian – im Berichtsjahr substanziell reduziert. Obwohl die Originalraten zurückgehen und der US-Dollar schwach ist, erwarten wir in der fakultativen Rückversicherung dank unserer Diversifizierung ein konstantes Prämienvolumen. Da die Clarendon Insurance Group, Inc. nur noch Altgeschäft verwaltet, generieren wir Neugeschäft ausschließlich über unsere Tochtergesellschaften Compass Insurance Company Ltd. in Südafrika und International Insurance Company of Hannover Ltd. in Großbritannien. Wir gehen für die beiden Gesellschaften von einem kontinuierlichen Prämienwachstum und befriedigenden Ergebnissen aus.

Obwohl die Vertragserneuerungsrunde zum 1. Januar 2008 gezeigt hat, dass die Märkte tendenziell weicher werden, sehen wir das Umfeld in der Schaden-Rückversicherung für das laufende Jahr immer noch als attraktiv an: Angesichts unserer ertragsorientierten Zeichnungspolitik und der sehr guten Diversifizierung sowie dank unseres ausgezeichneten Ratings können wir attraktives Geschäft generieren. Wir haben in der Schaden-Rückversicherung weiterhin unseren Blick auf profitables Nischengeschäft gerichtet, sodass wir für das laufende Jahr mit einer positiven Geschäftsentwicklung rechnen. Positiv auf die Ergebnisse der Jahre 2008 und 2009 werden sich zudem die Prämienüberträge sowie die Nachlaufprämien und mögliche Abwicklungsgewinne aus den harten Marktbedingungen der Vorjahre auswirken.

In der Schaden-Rückversicherung hatten wir bis Ende Februar einen Großschaden zu verzeichnen: Aus den Schneestürmen in China erwarten wir eine Nettobelastung von rund 10 Mio. EUR.

+++ Positive Geschäftsentwicklung für die gesamte Schaden-Rückversicherung erwartet +++

Wir sind zuversichtlich, unser Ergebnis in der Schaden-Rückversicherung trotz Ratenreduzierungen im laufenden und kommenden Jahr steigern zu können. Dies gilt unter der Prämisse, dass die Großschadenbelastung innerhalb des Erwartungswertes von ca. 10 % der Nettoprämie bleibt. Ausschlaggebend für diesen positiven Ausblick sind insbesondere folgende Aspekte:

- Raten und Bedingungen sind immer noch risikoadäquat, sodass wir mindestens unsere Kapitalkosten erwirtschaften;
- Marktanteile in profitablen Segmenten, z. B. im Deutschlandgeschäft und der Kredit- und Kautionssparte, konnten wir ausbauen;
- Geringerer Anteil an Haftpflichtgeschäft hat günstigen Einfluss auf kombinierte Schaden-/Kostenquote;
- Abwicklungsgewinne aus US-Haftpflichtreserven der Jahre 2002 – 2006 sind wahrscheinlich;
- Dank substanziell reduzierter Retrozessionskosten blieb die Qualität der Nettoprämie für 2008 nahezu unverändert;
- Das Kalenderjahr 2008 profitiert teilweise noch vom harten Markt früherer Zeichnungsjahre.

Personen-Rückversicherung

Wir sind nach wie vor sehr positiv gestimmt für die Weiterentwicklung der Hannover Life Re.

Die entscheidenden, langfristigen Wachstumselemente für die internationale Lebens- und Rentenversicherung sind prinzipiell weiterhin gültig: die demografische Entwicklung in den industrialisierten Ländern, das Eintreten der Baby-Boomer-Generation in die Pensionsphase und die schnelle Herausbildung einer Mittelschicht in vielen Entwicklungsländern. Damit ergeben sich für international operierende, gut diversifizierte Rückversicherer wie die Hannover Life Re vielversprechende Wachstumschancen für die kommenden beiden Jahre, die die Steigerungsraten in den meisten Erstversicherungsmärkten übertreffen sollten.

Bei den Bestandsübernahmen haben wir zu Beginn des laufenden Jahres in den USA die größte Transaktion in der Geschichte der Hannover Life Re zur Realisierung des Embedded Value kapitalbildender Einzellebensversicherungen sowie fondsgebundener Einzellebenspolicen abgeschlossen. Eine weitere wichtige Transaktion in diesem Bereich bezog sich auf einen Block aufgeschobener Rentenpolicen eines führenden US-Erstversicherers.

+++ „Fünf-Säulen-Modell" wird kontinuierlich erweitert und verfeinert +++

Unser erfolgreiches Vertriebs- und Produktkonzept der „Fünf Säulen", das unseren Kunden eine breite Palette finanzierungs- und risikoorientierter Lösungen anbietet und diese in enger Kooperation mit den Zedenten maßgeschneidert umsetzt, besitzt unverändert Gültigkeit und wird laufend erweitert bzw. verfeinert.

Im Critical-Illness-Bereich haben wir 2007 in Großbritannien die Einführung der neuen Produktgeneration wesentlich mitgestaltet, bei der Versicherungsnehmern im Falle einer milderen Form der Erkrankung erstmalig partielle Leistungen ausgezahlt werden. Wir gehen davon aus, dass diese Produktvariante, bei der die Möglichkeit besteht, gestaffelte Leistungen zu beziehen, in Zukunft auch in anderen Ländern großes Interesse finden wird.

Ebenfalls in Großbritannien werden wir das Geschäft mit sofort beginnenden Vorzugsrenten ausbauen und unsere Kundenbasis für diese Enhanced Annuities im Sinne der Diversifikation erweitern. Wir haben zusätzlich im letzten Jahr Kooperationen mit einigen Spezialversicherern etabliert, die ganze Portefeuilles der betrieblichen Altersvorsorge übernehmen und die laufenden wie zukünftigen Pensionsverpflichtungen kostengünstig abwickeln. Auch hier sehen wir erhebliches Potenzial für die kommenden Jahre.

In den USA gehen wir auch zukünftig von guten Marktchancen bei Block-Übernahmen und im Senioren-Krankengeschäft aus. Weiterhin fokussieren wir uns darauf, systemgestützte Risikoentscheidungssysteme am Ort des Vertriebs einzuführen, dank derer sich der Antragsprozess für einfache Lebensversicherungsprodukte dramatisch verkürzt. Die Erfahrungen unserer Pilotkunden werden uns im laufenden wie im kommenden Jahr weitere Wachstumspotenziale eröffnen.

Im deutschen Markt bleiben wir schwerpunktmäßig im Bereich der Senioren- und fondsgebundenen Produkte engagiert, wobei sich vor allem die Pflegerente eines wachsenden Zuspruchs erfreuen dürfte. Insgesamt erwarten wir hier eine leichte Steigerung der Prämieneinnahmen.

+++ Neue Niederlassungen in Asien +++

Unsere regionale Schwerpunktbildung verstärken wir insbesondere in Asien: Für die erste Hälfte des laufenden Jahres planen wir die operative Geschäftsaufnahme zweier neuer Niederlassungen, und zwar in Shanghai und in Seoul. In Indien werden wir im Jahr 2008 eine Servicegesellschaft in Mumbai etablieren, um die zukünftigen Potenziale des dortigen Lebensmarktes langfristig ausschöpfen zu können. Die geplante strategische Zusammenarbeit mit einem renommierten indischen Rückversicherer wird unseren Markteintritt auf diesem Subkontinent beschleunigen.

Wenngleich sich die internationale Wettbewerbssituation verschärft hat – vornehmlich in den angloamerikanischen Märkten –, rechnen wir dank der besonderen Positionierung der Hannover Life Re mit einer unverändert günstigen Ertragssituation; wir gehen auch für die kommenden beiden Jahre von einer EBIT-Rendite zwischen 6,5 % und 7,5 % der verdienten Nettoprämie aus.

Auf Basis des im laufenden wie im kommenden Jahr erwarteten zweistelligen Prämienwachstums in Originalwährungen ergibt sich für das operative Ergebnis (EBIT) eine nachhaltige Erwartung von jeweils deutlich mehr als 200 Mio. EUR; einmalige Sondereffekte sind hierin nicht berücksichtigt.

Gesamtgeschäft

Angesichts der dargestellten Marktbedingungen und unserer strategischen Ausrichtung erwarten wir für 2008 ein gutes Geschäftsjahr: Sowohl die Brutto- als auch die Nettoprämie sollten in Originalwährungen um 5 % zulegen. Zum jetzigen Zeitpunkt gehen wir davon aus, eine Eigenkapitalrendite von mindestens 15 % erzielen zu können. Dies gilt unter der Prämisse, dass die Großschadenbelastung nicht wesentlich den Erwartungswert übersteigt und es zu keinen einschneidend negativen Entwicklungen an den Kapitalmärkten kommt. Für die Dividende streben wir unverändert eine Ausschüttungsquote von 35 % bis 40 % an.

+++ Gute Aussichten für ein erfolgreiches Geschäftsjahr 2008 +++

In der Schaden-Rückversicherung sind wir als Multi-Spezialist so gut aufgestellt, dass wir auch in einem zunehmend weicher werdenden Markt immer noch profitabel agieren können. Angesichts der hervorragenden Situation in der Personen-Rückversicherung und unserer Positionierung mittels unseres „Fünf-Säulen-Modells" können wir hier nachhaltig ein zweistelliges Wachstum und steigende Ergebnisse erwarten.

Der zu erwartende positive Cashflow, den wir aus der Versicherungstechnik und den Kapitalanlagen selbst generieren, sollte – stabile Währungskurse unterstellt – zu einem weiteren Anstieg des Kapitalanlagebestandes führen. Trotz der bisher sehr unruhigen Kreditmärkte gehen wir von einer weiteren Steigerung der Erträge aus selbst verwalteten Kapitalanlagen aus. Bei den festverzinslichen Wertpapieren legen wir weiterhin Wert auf eine hohe Qualität und Diversifikation unseres Portefeuilles. Zusammen mit Investitionen in Aktien und auch in alternative Anlageklassen sollten wir wieder einen stabilen Ergebnisbeitrag generieren können.

Unsere langfristigen Ziele definieren wir wie folgt:

In der Schaden-Rückversicherung verfolgen wir keine Wachstums-, sondern ausnahmslos Ertragsziele. Wir versuchen hier, jährlich eine Steigerung des operativen Ergebnisses (EBIT) von mindestens 10 % zu erreichen.

In der Personen-Rückversicherung hingegen haben wir ein jährliches Wachstumsziel von 12 % – 15 %, sowohl für die Prämie als auch für das EBIT. Dies ist das einzige Geschäftsfeld, in dem wir auch an Wert steigernden Akquisitionen interessiert sind.

Auf Konzernebene haben wir ein Mindest-Eigenkapitalrenditeziel, das 750 Basispunkte über dem risikofreien Zins liegt; dies sind zurzeit 11,4 %.

Auch der Gewinn je Aktie sowie der Buchwert je Aktie stellen für uns zentrale Konzern-Steuerungsgrößen und Erfolgskennziffern dar: Neben dem operativen Ergebnis (EBIT) ist es unser strategisches Ziel, auch diese Werte jährlich zweistellig zu steigern (Triple-10-Target).

KONZERNBILANZ
zum 31. Dezember 2007

in TEUR		2007	2006
Aktiva	**Anhang**	**31.12.**	**31.12.**
Festverzinsliche Wertpapiere – Dauerbestand	7.1	1.488.816	1.602.057
Festverzinsliche Wertpapiere – Darlehen und Forderungen	7.1	1.537.889	1.163.643
Festverzinsliche Wertpapiere – dispositiver Bestand	7.1	12.477.055	13.062.150
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	7.1	158.740	166.463
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	7.1	2.000.390	1.586.071
Sonstige Finanzinstrumente – ergebniswirksam zum Zeitwert bewertet	7.1	20.385	32.575
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	7.1	16.962	17.979
Anteile an assoziierten Unternehmen	7.1	170.839	166.646
Sonstige Kapitalanlagen	7.1	677.957	623.329
Kurzfristige Anlagen	7.1	930.821	721.287
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand		335.422	351.776
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management		19.815.276	19.493.976
Depotforderungen	7.2	8.610.554	8.730.734
Depotforderungen aus Finanzierungsgeschäften		616.134	561.426
Kapitalanlagen		29.041.964	28.786.136
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	7.2	2.471.585	3.048.496
Anteil der Rückversicherer an der Deckungsrückstellung	7.2	255.076	447.537
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	7.2	92.322	339.096
Anteile der Rückversicherer an den sonstigen versicherungstechnischen Rückstellungen	7.2	5.574	7.822
Abgegrenzte Abschlusskosten	7.2	1.807.143	1.980.102
Abrechnungsforderungen	7.2	2.525.871	2.609.264
Geschäfts- oder Firmenwert	7.4	45.438	152.639
Aktive latente Steuern	7.5	577.731	844.921
Sonstige Vermögenswerte	7.13	244.278	261.435
Abgegrenzte Zinsen und Mieten		1.425	2.785
Zur Veräußerung bestimmte Vermögenswerte	5.2	-	2.906.123
		37.068.407	41.386.356

in TEUR		2007	2006
Passiva	Anhang	31.12.	31.12.
Rückstellung für noch nicht abgewickelte Versicherungsfälle	7.2	16.553.888	17.596.325
Deckungsrückstellung	7.2	6.143.460	6.109.154
Rückstellung für Prämienüberträge	7.2	1.186.382	1.581.034
Sonstige versicherungstechnische Rückstellungen	7.2	183.725	200.769
Depotverbindlichkeiten	7.2	956.912	1.419.444
Depotverbindlichkeiten aus Finanzierungsgeschäften		3.668.825	3.526.781
Abrechnungsverbindlichkeiten		1.141.067	1.215.833
Pensionsrückstellungen	7.7	67.101	64.559
Steuerverbindlichkeiten	7.5	202.621	190.580
Rückstellung für latente Steuern	7.5	1.350.679	1.756.897
Andere Verbindlichkeiten	7.13	277.037	248.854
Darlehen und nachrangiges Kapital	7.8	1.414.877	1.428.893
Verbindlichkeiten im Zusammenhang mit zur Veräußerung bestimmten Vermögenswerten	5.2	–	2.540.847
Verbindlichkeiten		33.146.574	37.879.970
Eigenkapital			
Gezeichnetes Kapital	7.9	120.597	120.597
Nominalwert 120.597 Genehmigtes Kapital 60.299	7.9		
Kapitalrücklagen		724.562	724.562
Gezeichnetes Kapital und Kapitalrücklage		845.159	845.159
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile			
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen		181.395	144.199
Gewinne und Verluste aus der Währungsumrechnung		-213.117	-71.518
Kumulierte übrige, nicht ergebniswirksame Eigenkapitalveränderungen	7.10	6.482	-1.526
Summe nicht ergebniswirksamer Eigenkapitalanteile		-25.240	71.155
Gewinnrücklagen		2.529.170	1.981.521
Eigenkapital ohne Anteile anderer Gesellschafter		3.349.089	2.897.835
Anteile anderer Gesellschafter		572.744	608.551
Eigenkapital		3.921.833	3.506.386
		37.068.407	41.386.356

KONZERN-GEWINN- UND VERLUSTRECHNUNG
für die Zeit vom 1. Januar bis 31. Dezember 2007

in TEUR		2007	2006
	Anhang	1.1.–31.12.	1.1.–31.12.
Gebuchte Bruttoprämie		8.258.901	9.289.323
Gebuchte Rückversicherungsprämie		1.036.950	2.199.359
Veränderung der Bruttoprämienüberträge		298.490	134.713
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen		-227.511	-132.587
Verdiente Prämie für eigene Rechnung		7.292.930	7.092.090
Ordentliche Kapitalanlageerträge	7.1	859.020	792.562
Ergebnis aus Anteilen an assoziierten Unternehmen	7.1	11.028	6.360
Depotzinserträge/-aufwendungen	7.1	220.108	221.908
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	7.1	244.046	305.054
Realisierte Verluste aus dem Abgang von Kapitalanlagen	7.1	69.735	87.656
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	7.1	-18.771	19.157
Abschreibungen, Wertminderungen und Zuschreibungen von Kapitalanlagen	7.1	71.982	18.971
Sonstige Kapitalanlageaufwendungen	7.1	51.968	49.470
Kapitalanlageergebnis		1.121.746	1.188.944
Sonstige versicherungstechnische Erträge	7.14	1.130	3.281
Erträge insgesamt		8.415.806	8.284.315
Aufwendungen für Versicherungsfälle	7.2	5.031.071	4.973.072
Veränderung der Deckungsrückstellung	7.2	397.934	192.761
Aufwendungen für Provisionen und Gewinnanteile und Veränderung der abgegrenzten Abschlusskosten	7.2, 7.14	1.759.010	1.940.353
Sonstige Abschlusskosten	7.2	12.571	15.443
Sonstige versicherungstechnische Aufwendungen	7.2, 7.14	20.081	33.988
Aufwendungen für den Versicherungsbetrieb	7.14	204.358	194.406
Versicherungstechnische Aufwendungen für eigene Rechnung		7.425.025	7.350.023
Übriges Ergebnis	7.15	-50.784	-114.358
Operatives Ergebnis (EBIT)		939.997	819.934
Zinsen auf Hybridkapital	7.8	77.600	77.782
Ergebnis vor Steuern		862.397	742.152
Steueraufwand	7.5	47.452	225.077
Jahresüberschuss aus fortgeführten Geschäftsbereichen		814.945	517.075
Jahresüberschuss aus aufgegebenen Geschäftsbereichen		35.085	85.694
Jahresüberschuss		850.030	602.769
davon			
Anderen Gesellschaftern zustehendes Ergebnis		116.372	88.379
Konzernüberschuss		733.658	514.390
Ergebnis je Aktie			
Ergebnis je Aktie in EUR	7.12	6,08	4,27
aus fortgeführten Geschäftsbereichen in EUR		5,79	3,56
aus aufgegebenen Geschäftsbereichen in EUR		0,29	0,71

KONZERN-EIGENKAPITALENTWICKLUNG
2007

in TEUR	Gezeichnetes Kapital	Kapitalrücklagen	Übrige Rücklagen (kumulierte, nicht ergebniswirksame Eigenkapitalanteile)			Gewinnrücklagen	Anteil Konzernfremder	Eigenkapital
			Währungsumrechnung	nicht realisierte Gewinne/ Verluste	Sonstige			
Stand 1.1.2006	120.597	724.562	64.934	225.391	-1.582	1.467.132	540.505	3.141.539
Kapitalerhöhungen							10.637	10.637
Kapitalrückzahlungen							-502	-502
Direkt im Eigenkapital erfasste Erträge und Aufwendungen			-149.322	-119.080	74	-1	-25.829	-294.158
Steuern auf direkt im Eigenkapital erfasste Erträge und Aufwendungen			12.870	37.888	-18		7.559	58.299
Gezahlte Dividende							-12.198	-12.198
Jahresüberschuss						514.390	88.379	602.769
Stand 31.12.2006	120.597	724.562	-71.518	144.199	-1.526	1.981.521	608.551	3.506.386
Stand 1.1.2007	120.597	724.562	-71.518	144.199	-1.526	1.981.521	608.551	3.506.386
Kapitalrückzahlungen							-69	-69
Direkt im Eigenkapital erfasste Erträge und Aufwendungen			-147.395	61.070	11.392	6.946	-119.087	-187.074
Steuern auf direkt im Eigenkapital erfasste Erträge und Aufwendungen			5.796	-23.874	-3.384			-21.462
Gezahlte Dividende						-192.955	-33.023	-225.978
Jahresüberschuss						733.658	116.372	850.030
Stand 31.12.2007	120.597	724.562	-213.117	181.395	6.482	2.529.170	572.744	3.921.833

KONZERN-KAPITALFLUSSRECHNUNG 2007

in TEUR	2007	2006
	1.1.–31.12.	1.1.–31.12.
I. Kapitalfluss aus laufender Geschäftstätigkeit		
Jahresüberschuss	850.030	602.769
Abschreibungen/Zuschreibungen	92.725	133.700
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-174.311	-217.398
Realisierte Gewinne/Verluste aus dem Abgang der aufgegebenen Geschäftsbereiche	-104.075	-
Amortisationen	-9.043	246
Veränderungen der Depotforderungen/-verbindlichkeiten	-728.897	-540.277
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	155.984	842.039
Veränderung der Rückstellungen für Prämienüberträge	-71.536	-2.140
Veränderung der Steuerforderungen/-verbindlichkeiten	-141.612	220.691
Veränderung der Deckungsrückstellung	566.914	91.892
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	461.279	176.397
Veränderung der abgegrenzten Abschlusskosten	83.135	11.424
Veränderung der übrigen versicherungstechnischen Rückstellungen	-956	37.114
Veränderung der Abrechnungssalden	-161.390	629.512
Veränderung der sonstigen Vermögenswerte und Verbindlichkeiten	93.806	-325.555
Kapitalfluss aus laufender Geschäftstätigkeit	**912.053**	**1.660.414**
II. Kapitalfluss aus Investitionstätigkeit		
Festverzinsliche Wertpapiere – Dauerbestand		
Fällige Papiere	86.516	51.655
Käufe	-43.518	-14.689
Festverzinsliche Wertpapiere – Darlehen und Forderungen		
Fällige Papiere, Verkäufe	129.315	16.308
Käufe	-490.617	-318.400
Festverzinsliche Wertpapiere – dispositiver Bestand		
Fällige Papiere, Verkäufe	5.459.925	5.305.872
Käufe	-5.624.716	-6.624.987
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet		
Fällige Papiere, Verkäufe	23.602	16.701
Käufe	-25.001	-55.189
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand		
Verkäufe	1.550.732	1.400.121
Käufe	-1.880.906	-1.580.582
Sonstige Finanzinstrumente – ergebniswirksam zum Zeitwert bewertet		
Verkäufe	20.340	1.209
Käufe	-13.830	-10.135

in TEUR	2007	2006
	1.1.–31.12.	1.1.–31.12.
Andere Kapitalanlagen		
Verkäufe	93.616	58.454
Käufe	-137.436	-111.119
Verbundene Unternehmen und Beteiligungen		
Verkäufe	618.267	8.239
Käufe	-136.864	-12.344
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		
Verkäufe	1	194.262
Käufe	-166	-2.910
Kurzfristige Kapitalanlagen		
Veränderung	-279.507	-6.151
Übrige Veränderungen	-28.464	-24.413
Kapitalfluss aus Investitionstätigkeit	-678.711	-1.708.098
III. Kapitalfluss aus Finanzierungstätigkeit		
Einzahlung aus Kapitalmaßnahmen	2.833	14.699
Gezahlte Dividende	-225.978	-10.486
Aufnahme langfristiger Verbindlichkeiten	–	17.543
Rückzahlung langfristiger Verbindlichkeiten	-10.006	-59.062
Kapitalfluss aus Finanzierungstätigkeit	-233.151	-37.306
IV. Währungskursdifferenzen	-16.545	-28.395
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	-16.354	-113.335
Flüssige Mittel am Anfang der Periode	351.776	465.151
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	-16.354	-113.385
Flüssige Mittel am Ende der Periode	335.422	351.776
Ertragsteuern	-181.816	-70.207
Zinszahlungen	-163.643	-144.292

SEGMENTBERICHTERSTATTUNG
zum 31. Dezember 2007

Die Segmentberichtberichterstattung der Hannover Rück basiert neben IAS 14 „Segment Reporting" auch auf den Grundsätzen des Deutschen Rechnungslegungs-Standards Nr. 3 „Segmentberichterstattung" (DRS 3) des Deutschen Standardisierungsrats und wurde um die Anforderungen des DRS 3-20 „Segmentberichterstattung von Versicherungsunternehmen" ergänzt.

Die Segmente werden nach Konsolidierung der segmentinternen Geschäftsvorfälle, jedoch vor segmentübergreifender Konsolidierung dargestellt. Diese wird separat in der Spalte „Konsolidierung" ausgewiesen.

Aufteilung der Aktiva

in TEUR	Schaden-Rückversicherung	
	2007	2006
	31.12.	31.12.
Aktiva		
Dauerbestand	1.262.619	1.365.473
Darlehen und Forderungen	1.263.764	963.384
Dispositiver Bestand	11.387.469	11.736.891
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	118.573	129.649
Übrige Kapitalanlagen	808.047	748.071
Kurzfristige Anlagen	587.455	564.903
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	241.812	269.911
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management	15.669.739	15.778.282
Depotforderungen	870.892	1.106.247
Depotforderungen aus Finanzierungsgeschäften	137	84
Kapitalanlagen	16.540.768	16.884.613
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	2.371.387	2.935.168
Anteil der Rückversicherer an der Deckungsrückstellung	-	-
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	86.217	329.505
Anteil der Rückversicherer an den übrigen Rückstellungen	3.031	1.536
Abgegrenzte Abschlusskosten	262.176	305.233
Abrechnungsforderungen	1.373.824	2.068.526
Übrige Segmentaktiva	1.287.379	1.543.208
Zur Veräußerung bestimmte Vermögenswerte	–	2.906.123
Gesamt	21.924.782	26.973.912

	Personen-Rückversicherung		Konsolidierung		Gesamt	
	2007	2006	2007	2006	2007	2006
	31.12.	31.12.	31.12.	31.12.	31.12.	31.12.
	52.071	63.606	174.126	172.978	1.488.816	1.602.057
	116.567	63.302	157.558	136.957	1.537.889	1.163.643
	2.496.286	2.259.864	593.690	651.466	14.477.445	14.648.221
	35.227	42.907	25.325	26.482	179.125	199.038
	57.711	59.883	-	-	865.758	807.954
	146.952	153.880	196.414	2.504	930.821	721.287
	88.295	79.536	5.315	2.329	335.422	351.776
	2.993.109	2.722.978	1.152.428	992.716	19.815.276	19.493.976
	7.741.902	7.624.487	-2.240	-	8.610.554	8.730.734
	615.997	561.342	-	-	616.134	561.426
	11.351.008	10.908.807	1.150.188	992.716	29.041.964	28.786.136
	101.629	113.328	-1.431	-	2.471.585	3.048.496
	255.076	447.537	-	-	255.076	447.537
	6.105	9.591	-	-	92.322	339.096
	2.543	6.286	-	-	5.574	7.822
	1.544.967	1.674.869	-	-	1.807.143	1.980.102
	1.152.705	540.738	-658	-	2.525.871	2.609.264
	304.312	211.189	-722.819	-492.617	868.872	1.261.780
	-	-	-	-	-	2.906.123
	14.718.345	13.912.345	425.280	500.099	37.068.407	41.386.356

SEGMENTBERICHTERSTATTUNG
zum 31. Dezember 2007

Aufteilung der versicherungstechnischen Passiva und der übrigen Verbindlichkeiten

in TEUR	Schaden-Rückversicherung	
	2007	2006
	31.12.	31.12.
Passiva		
Rückstellung für noch nicht abgewickelte Versicherungsfälle	15.114.553	16.268.479
Deckungsrückstellung	-	-
Rückstellung für Prämienüberträge	1.148.723	1.540.154
Rückstellungen für Gewinnanteile	146.638	159.699
Depotverbindlichkeiten	186.802	437.407
Depotverbindlichkeiten aus Finanzierungsgeschäften	156.829	147.594
Abrechnungsverbindlichkeiten	427.552	1.012.468
Langfristige Verbindlichkeiten	41.583	56.857
Übrige Segmentpassiva	1.239.046	1.638.633
Verbindlichkeiten im Zusammenhang mit zur Veräußerung bestimmten Vermögenswerten	-	2.478.513
Gesamt	18.461.726	23.739.804

Personen-Rückversicherung		Konsolidierung		Gesamt	
2007	2006	2007	2006	2007	2006
31.12.	31.12.	31.12.	31.12.	31.12.	31.12.
1.440.774	1.327.846	-1.439	-	16.553.888	17.596.325
6.143.460	6.109.154	-	-	6.143.460	6.109.154
37.659	40.880	-	-	1.186.382	1.581.034
37.087	41.070	-	-	183.725	200.769
772.352	982.037	-2.242	-	956.912	1.419.444
3.511.996	3.379.187	-	-	3.668.825	3.526.781
714.857	204.110	-1.342	-745	1.141.067	1.215.833
-	-	1.373.294	1.372.036	1.414.877	1.428.393
1.283.393	1.229.294	-625.001	-607.037	1.897.438	2.260.390
-	-	-	62.334	-	2.540.847
13.941.578	13.313.578	743.270	826.588	33.146.574	37.879.970

SEGMENTBERICHTERSTATTUNG
zum 31. Dezember 2007

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung	
	2007	2006
	1.1.–31.12.	1.1.–31.12.
Gebuchte Bruttoprämie	5.189.508	6.495.697
davon		
Aus Versicherungsgeschäften mit anderen Segmenten	-	-
Aus Versicherungsgeschäften mit externen Dritten und aus aufgegebenen Geschäftsbereichen	5.189.508	6.495.697
Verdiente Prämie für eigene Rechnung	4.497.597	4.718.721
Kapitalanlageergebnis	783.282	831.726
Aufwendungen für Versicherungsfälle für eigene Rechnung	3.359.951	3.478.264
Veränderung der Deckungsrückstellung für eigene Rechnung	-	-
Aufwendungen für Provisionen und Gewinnanteile, Veränderung der abgegrenzten Abschlusskosten und sonstiges versicherungstechnisches Ergebnis	1.016.676	1.162.349
Aufwendungen für den Versicherungsbetrieb	147.642	149.148
Übriges Ergebnis	-88.974	-90.545
Operatives Ergebnis (EBIT)	667.636	670.141
Zinsen auf Hybridkapital	-	-
Ergebnis vor Steuern	667.636	670.141
Steueraufwand	47.191	201.450
Jahresüberschuss aus fortgeführten Geschäftsbereichen	620.445	468.691
Jahresüberschuss aus aufgegebenen Geschäftsbereichen	12.131	91.225
Jahresüberschuss	632.576	559.916
davon		
Anderen Gesellschaftern zustehendes Ergebnis	72.104	81.381
Konzernüberschuss	560.472	478.535

Personen-Rückversicherung		Konsolidierung		Gesamt	
2007	2006	2007	2006	2007	2006
1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.
3.082.904	2.793.626	-13.511	–	8.258.901	9.289.323
13.511	–	-13.511	–	–	–
3.069.393	2.793.626	–	–	8.258.901	9.289.323
2.795.333	2.373.369	–	–	7.292.930	7.092.090
293.850	313.184	44.614	44.034	1.121.746	1.188.944
1.672.196	1.495.273	-1.076	-465	5.031.071	4.973.072
397.934	192.761	–	–	397.934	192.761
780.548	831.723	-6.692	-7.569	1.790.532	1.986.503
61.194	49.959	-4.478	-4.701	204.358	194.406
53.517	22.684	-15.327	-46.497	-50.784	-114.358
230.828	139.521	41.533	10.272	939.997	819.934
–	–	77.600	77.782	77.600	77.782
230.828	139.521	-36.067	-67.510	862.397	742.152
-2.183	28.266	2.444	-4.639	47.452	225.077
233.011	111.255	-38.511	-62.871	814.945	517.075
–	–	22.954	-5.531	35.085	85.694
233.011	111.255	-15.557	-68.402	850.030	602.769
44.268	8.620	–	-1.622	116.372	88.379
188.743	102.635	-15.557	-66.780	733.658	514.390

Unsere sekundäre Segmentberichterstattung beinhaltet die fortgeführten Geschäftsbereiche und basiert auf der geografischen Herkunft der Kapitalanlagen und der gebuchten Bruttoprämie.

Kapitalanlagen[1]

in TEUR	2007	2006
	31.12.	31.12.
Deutschland	6.252.371	6.154.739
Großbritannien	1.187.499	1.068.868
Frankreich	1.117.610	1.045.109
Übrige	3.251.338	2.890.875
Europa	11.808.818	11.159.591
USA	5.909.163	6.342.466
Übrige	589.295	571.094
Nordamerika	6.493.458	6.913.560
Asien	384.628	311.321
Australien	659.006	561.455
Australasien	1.043.634	872.776
Afrika	276.441	304.385
Übrige	187.925	243.664
Gesamt	19.815.276	19.493.976

Gebuchte Bruttoprämie[1]

in TEUR	2007	2006
	1.1.–31.12.	1.1.–31.12.
Gebuchte Bruttoprämie		
Deutschland	1.385.552	1.356.733
Großbritannien	1.512.164	1.401.468
Frankreich	386.054	434.581
Übrige	1.131.846	1.188.114
Europa	4.415.616	4.380.896
USA	1.879.555	3.058.830
Übrige	390.375	389.630
Nordamerika	2.269.930	3.448.460
Asien	563.461	550.500
Australien	476.560	403.868
Australasien	1.040.021	954.368
Afrika	262.427	273.309
Übrige	270.907	232.290
Gesamt	8.258.901	9.289.323

[1] *Nach Eliminierung konzerninterner, segmentübergreifender Geschäftsvorfälle*

ANHANG
Inhaltsverzeichnis

1. Unternehmensinformationen

Die Hannover Rückversicherung AG („Hannover Rück AG") und ihre Tochtergesellschaften (zusammen der „Hannover Rück-Konzern" oder „Hannover Rück") betreiben alle Sparten der Schaden- und Personen-Rückversicherung und unterhalten Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Mit einem Bruttoprämienvolumen von rund 8,3 Mrd. EUR ist die Hannover Rück eine der größten Rückversicherungsgruppen der Welt. Die weltweite Infrastruktur der Hannover Rück besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. In Hannover beschäftigen wir über 900 Mitarbeiter – weltweit sind es rund 1.800. Die Hannover Rück AG ist eine Aktiengesellschaft mit Sitz in der Karl-Wiechert-Allee 50, 30625 Hannover, Deutschland.

Die Hannover Rück AG ist eine Tochtergesellschaft der Talanx AG, die wiederum zu 100 % dem HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) gehört.

2. Aufstellungsgrundsätze

Für die Hannover Rück ergibt sich die Pflicht zur Aufstellung eines Konzernabschlusses und -lageberichts aus § 290 HGB.

Der vorliegende Konzernabschluss und -lagebericht der Hannover Rück wurde gemäß der EU-Verordnung (EG) Nr. 1606/2002 nach den International Financial Reporting Standards (IFRS), wie sie in der EU anzuwenden sind, aufgestellt. Wir haben ebenfalls die nach § 315a Abs. 1 HGB ergänzend anzuwendenden Vorschriften und die ergänzenden Bestimmungen der Satzung der Hannover Rück AG in der Fassung vom 3. August 2007 berücksichtigt.

Mit dem Ziel einer Fokussierung auf das Rückversicherungsgeschäft haben wir unsere nach den Vorschriften des IAS 14 „Segment Reporting" erstellte Segmentberichterstattung infolge der Veräußerung der Praetorian Financial Group, Inc., New York, auf die Geschäftsfelder Schaden- und Personen-Rückversicherung ausgerichtet. Die Finanz-Rückversicherung als Teil der Produktpalette der Schaden-Rückversicherung sowie der verbleibende Teil des Geschäftsfelds Specialty Insurance werden nunmehr zusammen mit und in dem Geschäftsfeld Schaden-Rückversicherung ausgewiesen. Die zu Vergleichszwecken dargestellten Angaben der Vorperiode haben wir rückwirkend angepasst.

Alle zum 31. Dezember 2007 geltenden IFRS-Vorschriften sowie alle vom International Financial Reporting Interpretations Committee (IFRIC) verabschiedeten Interpretationen, deren Anwendung für das Geschäftsjahr 2007 bindend war, haben wir bei der Erstellung des Konzernabschlusses berücksichtigt.

Seit dem Jahr 2002 werden die vom International Accounting Standards Board (IASB) erlassenen Standards als „International Financial Reporting Standards (IFRS)" bezeichnet; die Vorschriften aus früheren Jahren tragen weiterhin den Namen „International Accounting Standards (IAS)". In unseren Erläuterungen zitieren wir entsprechend; soweit sich die Erläuterungen nicht explizit auf einen ganz bestimmten Standard beziehen, wird der Begriff IFRS gebraucht.

Darüber hinaus wurden die vom Deutschen Rechnungslegungs-Standards-Committee (DRSC) verabschiedeten deutschen Rechnungslegungsstandards (DRS) beachtet, soweit sie den derzeit geltenden IFRS nicht entgegenstehen.

Die nach § 161 des Aktiengesetzes vorgeschriebene Entsprechenserklärung zum Deutschen Corporate Governance Kodex ist abgegeben und den Aktionären zugänglich gemacht worden.

Die in den Konzernabschluss einbezogenen Jahresabschlüsse wurden überwiegend auf den Stichtag 31. Dezember aufgestellt. Eine Erstellung von Zwischenabschlüssen für die Konzerngesellschaften mit abweichenden Stichtagen ist gemäß IAS 27.27 nicht erforderlich, da deren Abschlussstichtage nicht mehr als drei Monate vor dem Konzernabschlussstichtag liegen.

Die Abschlüsse aller Gesellschaften wurden zunächst entsprechend den landesrechtlichen Vorschriften erstellt und nach konzerneinheitlichen Bilanzierungs- und Bewertungsregeln auf IFRS übergeleitet.

Der Konzernabschluss wurde in Euro (EUR) aufgestellt, die Darstellung der Betragsangaben erfolgt gerundet auf Tausend EUR und, soweit die Transparenz dadurch nicht beeinträchtigt wird, gerundet auf Mio. EUR. Betragsangaben in Klammern beziehen sich auf das Vorjahr.

Der vorliegende Konzernjahresabschluss wurde vom Aufsichtsrat geprüft, in der Aufsichtsratssitzung am 11. März 2008 gebilligt und damit zur Veröffentlichung freigegeben.

Neue Rechnungslegungsvorschriften

Infolge der Änderung des IAS 1 „Presentation of Financial Statements" sind im Anhang Angaben zu veröffentlichen, die den Abschlussadressaten ein Verständnis über Ziele, Methoden und Prozesse des Kapitalmanagements ermöglichen und die Informationen zur Konzerneigenkapitalentwicklung ergänzen. Der geänderte Standard ist für Geschäftsjahre, die am oder nach dem 1. Januar 2007 beginnen, verpflichtend anzuwenden. Wir verweisen auf unsere Ausführungen zur wertorientierten Steuerung auf Seite 53ff dieses Berichts sowie auf unsere ergänzenden Erläuterungen in Kapitel 7.9 „Eigenkapitalentwicklung und Fremdanteile".

In IFRS 7 „Financial Instruments: Disclosures", der für Geschäftsjahre, die am oder nach dem 1. Januar 2007 beginnen, verpflichtend anzuwenden ist, werden die Offenlegungsanforderungen zu Finanzinstrumenten zusammengefasst, die bisher in IAS 30 „Disclosures in the Financial Statements of Banks and Similar Financial Institutions" und IAS 32 „Financial Instruments: Disclosure and Presentation" enthalten waren. Dabei wurden einzelne Angabepflichten geändert bzw. ergänzt. Die erstmalige Anwendung des Standards führte zu erweiterten Angaben zu Finanzinstrumenten sowie zu Art und Ausmaß der mit diesen Finanzinstrumenten verbundenen Risiken.

IFRIC 8 „Scope of IFRS 2" konkretisiert den Anwendungsbereich von IFRS 2 „Share-based Payment", der auch auf Geschäftsvorfälle anzuwenden ist, in deren Rahmen eine Gesellschaft Güter oder Dienstleistungen als Gegenleistung für eine aktienbasierte Vergütung erhält. Nach IFRIC 8 ist IFRS 2 auch dann anzuwenden, wenn die Gesellschaft die erhaltenen Güter oder Dienstleistungen nicht klar identifizieren kann. Die Interpretation ist verpflichtend für Geschäftsjahre anzuwenden, die am oder nach dem 1. Mai 2006 beginnen. Die Vorschrift hatte keine Auswirkungen auf den Konzernabschluss. Zu näheren Erläuterungen verweisen wir auf Kapitel 8.3 „Aktienorientierte Vergütung".

Im Juli 2006 hat das IFRIC die Interpretation IFRIC 10 „Interim Financial Reporting and Impairment" veröffentlicht, die den Konflikt der Regelungen zur Erfassung von Wertminderungen in IAS 36 und IAS 39 mit IAS 34 „Interim Financial Reporting" klärt. IFRIC 10 stellt fest, dass Wertminderungen, die im Zwischenabschluss erfasst wurden und für die gemäß IAS 36 bzw. IAS 39 ein Wertaufholungsverbot gilt, in folgenden Zwischenabschlüssen oder Jahres- bzw. Konzernabschlüssen nicht rückgängig gemacht werden dürfen, obwohl IAS 34 vorschreibt, dass die Aufstellung von Zwischenabschlüssen das Jahresergebnis nicht beeinflussen darf. IFRIC 10 ist auf Geschäftsjahre anzuwenden, die am oder nach dem 1. November 2006 beginnen. Die Vorschrift hatte keine Auswirkungen auf den Konzernabschluss, da wir bereits nach den Grundsätzen der Interpretation verfahren.

Noch nicht in Kraft getretene oder angewandte Standards und Änderungen von Standards

Das IASB hat die folgenden Standards, Interpretationen und Änderungen zu bestehenden Standards mit möglichen Auswirkungen auf den Konzernabschluss der Hannover Rück herausgegeben, deren Anwendung für das Berichtsjahr noch nicht verpflichtend ist und die von der Hannover Rück auch nicht vorzeitig angewandt werden:

Im November 2006 hat das IASB den Standard IFRS 8 „Operating Segments" herausgegeben, der den bisherigen IAS 14 „Segment Reporting" ersetzt. Nach IFRS 8 hat die Berichterstattung über die wirtschaftliche Lage der Segmente nach dem sogenannten Management Approach zu erfolgen. Danach liegen der Abgrenzung der Segmente und den Angaben für die Segmente die Informationen zugrunde, die das Management intern für die Bewertung und die Ressourcenallokation verwendet. IFRS 8 ist für Geschäftsjahre, die am oder nach dem 1. Januar 2009 beginnen, anzuwenden. Die Hannover Rück untersucht derzeit die Auswirkungen des Standards auf den Konzernabschluss.

Ebenfalls im November 2006 hat das IFRIC die Interpretation IFRIC 11 „IFRS 2 – Group and Treasury Share Transactions" herausgegeben. Die Interpretation beinhaltet Leitlinien zur Anwendung von IFRS 2 „Share-based Payment" bei aktienbasierten Vergütungen mit eigenen Eigenkapitalinstrumenten oder Rechten auf diese, die innerhalb des Konzerns gewährt werden. IFRIC 11 ist auf Geschäftsjahre, die am oder nach dem 1. März 2007 beginnen, verpflichtend anzuwenden. Die Hannover Rück geht derzeit nicht davon aus, dass die Anwendung der Interpretation einen Einfluss auf den Konzernabschluss haben wird.

Im Januar 2008 hat das IASB die überarbeiteten Fassungen des IFRS 3 „Business Combinations" und IAS 27 „Consolidated and Separate Financial Statements" veröffentlicht. Die Neuregelungen umfassen im Wesentlichen die bilanzielle Behandlung von Minderheitsanteilen, Bewertungsfragen bei sukzessivem Unternehmenserwerb, Änderungen in der Beteiligungsquote mit und ohne Verlust der Beherrschung sowie Anpassungen der Anschaffungskosten in Abhängigkeit von künftigen Ereignissen und deren Auswirkungen auf den Geschäfts- oder Firmenwert. Unternehmenszusammenschlüsse von Gesellschaften unter gemeinsamer Beherrschung sind weiterhin in IFRS 3 nicht geregelt. Die Neuregelungen sind auf Geschäftsjahre, die am oder nach dem 1. Juli 2009 beginnen, verpflichtend anzuwenden. Die Hannover Rück untersucht derzeit die Auswirkungen der Standards auf den Konzernabschluss.

3. Bilanzierungs- und Bewertungsmethoden

3.1 Änderung der Bilanzierungs- und Bewertungsmethoden

Mit Wirkung zum 28. Dezember 2007 wurden Garantien der Talanx AG von der Hannover Rück AG rechtswirksam auf die Hannover Reinsurance (Ireland) Ltd. übertragen. Die Garantien betreffen eine Gruppe von Rückversicherungsverträgen und sehen einen Barausgleich durch den Garantiegeber für den Fall vor, dass die jeweils gezahlten versicherungstechnischen Salden zuzüglich eines Zinses zu bestimmten Bewertungsstichtagen nicht durch die Barwerte der künftigen Erträge aus diesen Verträgen gedeckt sind. Die betreffenden Verträge werden gemäß IAS 39 als zu fortgeführten Anschaffungskosten bewertete Finanzinstrumente mit dem Charakter von Darlehen und Forderungen klassifiziert (sogenannte „Investmentverträge"; wir verweisen zusätzlich auf die folgenden Erläuterungen zu Rückversicherungsverträgen in Kapitel 3.2 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden"). Dabei repräsentierten die versicherungstechnischen Salden zum Bilanzstichtag die fortgeführten Anschaffungskosten der Finanzinstrumente. Dies führte zu einer bilanziellen Umgliederung von abgegrenzten Abschlusskosten in Höhe von 249,8 Mio. EUR (248,0 Mio. EUR) in die Kapitalanlagekategorie Darlehen und Forderungen sowie zu einer Umgliederung aus dem rückversicherungstechnischen Ergebnis in die ordentlichen Kapitalanlageerträge in Höhe von 12,5 Mio. EUR (7,8 Mio. EUR). Die Vorjahresangaben haben wir gemäß IAS 8 zu Vergleichszwecken rückwirkend angepasst. Die Umgliederung, die die Geschäftsfelder Schaden- und Personen-Rückversicherung betrifft, hatte weder Auswirkungen auf die Prämie, das operative Ergebnis und den Jahresüberschuss noch auf das Eigenkapital.

3.2 Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden

Rückversicherungsverträge: Im März 2004 hat das IASB mit dem Standard IFRS 4 „Insurance Contracts" erstmals einen Standard für die Bilanzierung von Versicherungsverträgen veröffentlicht und dabei das Projekt „Versicherungsverträge" in zwei Phasen aufgeteilt. IFRS 4 repräsentiert das Ergebnis der Phase I und ist eine Übergangsregelung, bis das IASB die Bewertung von Versicherungsverträgen mit Abschluss der Phase II festgelegt hat. Danach ist das versicherungstechnische Geschäft in Versicherungs- und sogenannte Investmentverträge aufzuteilen. Verträge mit signifikantem Versicherungsrisiko sind als Versicherungsverträge zu betrachten. Verträge ohne signifikantes Versicherungsrisiko sind als sogenannte Investmentverträge zu klassifizieren. Der Standard ist für Rückversicherungsverträge ebenfalls anzuwenden. IFRS 4 regelt bestimmte Sachverhalte grundlegend, z. B. die Trennung eingebetteter Derivate und die Entflechtung von Einlagekomponenten. Unter Beachtung dieser grundsätzlichen Vorschriften des IFRS 4 und des IFRS-Rahmenkonzepts macht die Hannover Rück von der Möglichkeit Gebrauch, die bisher angewandten Bilanzierungs- und Bewertungsmethoden für versicherungstechnische Posten (US GAAP) beizubehalten.

Kapitalanlagen: Grundsätzlich erfassen wir den Erwerb und die Veräußerung finanzieller Vermögenswerte im Direktbestand bilanziell zum Erfüllungstag.

Finanzinstrumente des Dauerbestands bestehen aus nichtderivativen Anlagen, die feste oder bestimmbare Zahlungen bei einer festen Fälligkeit beinhalten, die mit der Absicht und Fähigkeit erworben werden, sie bis zur Endfälligkeit zu halten. Sie werden mit fortgeführten Anschaffungskosten bewertet. Die jeweiligen Agios oder Disagios werden nach der Effektivzinsmethode über die Laufzeit der Papiere ergebniswirksam getilgt. Abschreibungen nehmen wir bei dauerhafter Wertminderung vor.

Darlehen und Forderungen sind nichtderivative Finanzinstrumente, die feste oder bestimmbare Zahlungen bei einer festen Fälligkeit beinhalten und nicht an einem aktiven Markt notieren und die nicht kurzfristig veräußert werden. Sie werden mit fortgeführten Anschaffungskosten angesetzt; Agios und Disagios werden nach der Effektivzinsmethode bis zur Fälligkeit des Rückzahlungsbetrages ergebniswirksam ab- oder hinzugerechnet. Abschreibungen nehmen wir insoweit vor, als mit der Rückzahlung eines Darlehens nicht mehr zu rechnen ist.

Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente beinhalten den Handelsbestand sowie solche Wertpapiere, die seit Anschaffung als ergebniswirksam zum Marktwert bewertet klassifiziert worden sind. Ferner werden hier alle derivativen Finanzinstrumente ausgewiesen, die wir nicht zu Sicherungszwecken (Hedging) erworben haben. Des Weiteren werden hier alle strukturierten Wertpapiere erfasst, die bei Ausweis im dispositiven Bestand einer Zerlegung bedurft hätten, die seitens der Hannover Rück nicht vorgenommen wird. Wertpapiere des Handelsbestandes werden mit dem beizulegenden Zeitwert am Bilanzstichtag angesetzt. Liegen als Marktwerte keine Börsenkurse vor, bestimmen sich die Wertansätze insbesondere bei Derivaten nach anerkannten Bewertungsmethoden. Alle unrealisierten Gewinne oder Verluste aus dieser Bewertung erfassen wir im Ergebnis aus Kapitalanlagen. Handelsbestände umfassen alle festverzinslichen und nicht festverzinslichen Wertpapiere, die wir erworben haben, um damit zu handeln und kurzfristig Gewinne zu erzielen. Realisierte und unrealisierte Gewinne oder Verluste bei Kapitalanlagen, die ergebniswirksam zum Marktwert bewertet werden, werden in der Periode, in der diese entstehen, direkt in der Gewinn- und Verlustrechnung berücksichtigt.

Finanzielle Vermögenswerte des dispositiven Bestands, die jederzeit veräußerbar sind, bilanzieren wir mit dem beizulegenden Zeitwert; dabei nehmen wir Zinsabgrenzungen vor. Dieser Kategorie ordnen wir die Finanzinstrumente zu, die nicht die Kriterien der Kategorien des Dauerbestands, der Darlehen und Forderungen, der ergebniswirksam zum Zeitwert bewerteten Finanzinstrumente oder des Handelsbestands aufweisen. Unrealisierte Gewinne und Verluste aus Änderungen des Marktwertes von Papieren des dispositiven Bestandes werden bis auf die Währungsbewertungsdifferenzen der monetären Posten nach Abzug latenter Steuern direkt im Eigenkapital bilanziert.

Die Ermittlung des beizulegenden Zeitwertes fest- und variabel verzinslicher Wertpapiere erfolgt in erster Linie über Preisfeststellungen öffentlich notierender Märkte bzw. Börsen, die auf Geld-(„Bid") Kursen basieren. Sofern diese Finanzinstrumente nicht an öffentlichen Märkten notieren, werden die Zeitwerte auf Basis der anerkannten Effektivzinsmethode berechnet oder anhand von anderen Finanzinstrumenten gleicher Bonitäts-, Laufzeit- und Rendite-Charakteristika geschätzt. Bei der Effektivzinsmethode werden stets die aktuellen Marktzinsniveaus in den relevanten Zinsbindungslaufzeitbereichen als Basis herangezogen. Die Ermittlung des beizulegenden Zeitwertes von Aktien und aktienähnlichen Finanzinstrumenten erfolgt ebenso in erster Linie über Preisfeststellungen öffentlich notierender Märkte bzw. Börsen.

Bei allen festverzinslichen und nicht festverzinslichen Wertpapieren werden dauerhafte Wertminderungen erfolgswirksam in der Gewinn- und Verlustrechnung erfasst. Zusätzlich bestimmt IAS 39.61 (rev. 2003), dass das wesentliche oder nachhaltige Absinken des beizulegenden Zeitwertes unter die Anschaffungskosten bei Wertpapieren mit Eigenkapitalcharakter als objektiver Hinweis auf eine Wertminderung gilt. Die Hannover Rück betrachtet Aktien nach IAS 39 als wertgemindert, wenn deren Zeitwert signifikant, d. h. um mindestens 20 % oder dauerhaft, d. h. für mindestens neun Monate, unter die Anschaffungskosten sinkt. Nach IAS 39.69 sind erfolgswirksame Wertaufholungen für Aktien nach bereits vorgenommenen außerplanmäßigen Abschreibungen, ebenso wie die Anpassung der Anschaffungskostenbasis, untersagt. Der Wertberichtigungsbedarf wird zu jeder Berichtsperiode anhand der Kriterien der Hannover Rück überprüft. Wenn eine Aktie aufgrund dieser Kriterien als wertgemindert zu betrachten ist, so ist nach IAS 39.68 eine Wertberichtigung in Höhe des Zeitwerts abzüglich der historischen Anschaffungskosten und abzüglich vorheriger Wertberichtigungen zu erfassen, sodass die Abschreibung zum Abschlussstichtag auf den beizulegenden Zeitwert erfolgt; wenn vorhanden, auf den öffentlich notierten Börsenkurs.

Verrechnung von Finanzinstrumenten: Finanzielle Vermögenswerte und Verbindlichkeiten wurden nur dann verrechnet und mit dem jeweiligen Nettobetrag bilanziert, wenn dies rechtlich oder vertraglich ausdrücklich (Gegenseitigkeit; Gleichartigkeit und Fälligkeit) festgehalten ist, also die Absicht besteht, solche Positionen auf einer Nettobasis auszugleichen und dieser Ausgleich simultan erfolgen kann.

Sonstige Kapitalanlagen werden überwiegend mit dem Nennwert angesetzt. Sofern diese Finanzinstrumente nicht an öffentlichen Märkten gelistet sind (z. B. Beteiligungen an Private-Equity-Gesellschaften), werden sie mit dem letzten verfügbaren Wert des Nettovermögens („Net Asset Value") als Approximation des Marktwerts angesetzt.

Anteile an assoziierten Unternehmen bewerten wir nach der „At Equity"-Methode mit dem anteiligen Eigenkapital, das auf den Konzern entfällt. Nach der in IAS 28.23 vorgeschriebenen Kapitalanteilsmethode muss der auf die assoziierten Unternehmen entfallende Goodwill gemeinsam mit den Anteilen an assoziierten Unternehmen ausgewiesen werden. Der den Konzern betreffende Anteil am Jahresergebnis eines assoziierten Unternehmens ist im Ergebnis aus Kapitalanlagen enthalten und wird gesondert ausgewiesen. Eigenkapital und Jahresergebnis werden dem letzten verfügbaren Jahresabschluss des assoziierten Unternehmens entnommen.

Fremdgenutzten Grundbesitz setzen wir mit den Anschaffungs- bzw. Herstellungskosten, vermindert um planmäßige Abschreibungen und Wertminderungen, an. Er wird linear über die erwartete Nutzungsdauer, maximal über 50 Jahre, abgeschrieben. Bei der Prüfung auf Werthaltigkeit wird der Verkehrswert des fremdgenutzten Grundbesitzes (erzielbarer Betrag) nach anerkannten Bewertungsmethoden ermittelt, mit dem Buchwert verglichen und, sofern erforderlich, außerplanmäßig abgeschrieben. Unterhaltskosten und Reparaturen werden als Aufwand erfasst. Werterhöhende Aufwendungen aktivieren wir, sofern sie die Nutzungsdauer verlängern.

Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand werden zum Nennbetrag angesetzt.

Depotforderungen sind Forderungen der Rückversicherer an ihre Kunden in Höhe der von diesen vertragsgemäß einbehaltenen Bardepots; wir bilanzieren sie zu Anschaffungskosten (Nominalbetrag). Bonitätsrisiken werden entsprechend berücksichtigt.

Forderungen: Die Abrechnungsforderungen aus dem Rückversicherungsgeschäft und die sonstigen Forderungen werden mit dem Nennwert angesetzt; soweit erforderlich, nehmen wir auf Basis einer Einzelbetrachtung Wertberichtigungen vor. Für die Wertberichtigungen auf Abrechnungsforderungen verwenden wir Wertberichtigungskonten, alle anderen Abschreibungen werden direkt gegen den zugrunde liegenden Bestand gebucht.

Abgegrenzte Abschlusskosten enthalten im Wesentlichen gezahlte Provisionen und andere variable Kosten, die in direktem Zusammenhang mit dem Abschluss oder der Verlängerung von bestehenden Rückversicherungsverträgen anfallen. Diese Abschlusskosten werden aktiviert und über die erwartete Laufzeit der zugrunde liegenden Rückversicherungsverträge amortisiert. Abgegrenzte Abschlusskosten werden regelmäßig auf ihre Werthaltigkeit überprüft.

Anteil der Rückversicherer an den versicherungstechnischen Rückstellungen: Anteile unserer Retrozessionäre an den versicherungstechnischen Ruckstellungen werden entsprechend den vertraglichen Bedingungen aus den versicherungstechnischen Bruttorückstellungen ermittelt. Bonitätsrisiken werden entsprechend berücksichtigt.

Immaterielle Vermögenswerte: Geschäfts- oder Firmenwerte (Goodwill) werden gemäß IFRS 3 „Business Combinations" nicht planmäßig, sondern nach einem jährlichen Werthaltigkeitstest gegebenenfalls außerplanmäßig abgeschrieben. Der Goodwill ist für Zwecke des Werthaltigkeitstests gemäß IAS 36 „Impairment of Assets" sogenannten zahlungsmittelgenerierenden Einheiten („Cash Generating Units", CGU) zuzuordnen. Jede CGU, der ein Goodwill zugeordnet wird, soll die niedrigste Stufe, auf der ein Goodwill für interne Managementzwecke überwacht wird, repräsentieren und darf nicht größer sein als ein primäres oder sekundäres Segment. Nach Zuordnung des Goodwills ist für jede CGU der erzielbare Betrag zu ermitteln, der sich als höherer Betrag aus dem Vergleich von Nutzungswert und beizulegendem Zeitwert abzüglich der Veräußerungskosten ergibt. Der erzielbare Betrag ist mit dem Buchwert der CGU einschließlich Goodwill zu vergleichen. Wenn dieser den erzielbaren Betrag übersteigt, ist ein Wertminderungsaufwand zu erfassen. Die sonstigen immateriellen Vermögenswerte beinhalten im Wesentlichen erworbene und selbst erstellte Software. Der Ansatz erfolgt zu Anschaffungskosten abzüglich planmäßiger Abschreibungen. Ferner sind in den sonstigen immateriellen Vermögenswerten im Rahmen von Gesellschaftsübernahmen die Barwerte erwarteter künftiger Erträge aus den zum Zeitpunkt des Erwerbs bestehenden Lebensrückversicherungsbeständen enthalten (Present Value of Future Profits, PVFP); die Amortisation erfolgt entsprechend der Laufzeiten der zugrunde liegenden erworbenen Verträge. Immaterielle Vermögenswerte werden regelmäßig auf ihre Werthaltigkeit hin überprüft und – sofern erforderlich – außerplanmäßig abgeschrieben.

Aktive Steuerabgrenzung: Aktive latente Steuern sind nach IAS 12 dann zu bilden, wenn Aktiva in der Konzernbilanz niedriger oder Passivposten höher zu bewerten waren als in der Steuerbilanz und sich diese Differenzen in der Zukunft mit steuerlicher Wirkung wieder ausgleichen (sogenannte temporäre Differenzen). Auf steuerliche Verlustvorträge sind ebenfalls aktive latente Steuern anzusetzen. Sofern unrealisierte Verluste bei Wertpapieren direkt im Eigenkapital erfasst werden (vgl. Erläuterungen zu den Finanzinstrumenten des dispositiven Bestands), werden auch die daraus resultierenden aktiven latenten Steuern erfolgsneutral gebildet. Aktive latente Steuern werden wertberichtigt, sobald die Realisierung der Forderung nicht mehr wahrscheinlich ist.

Übrige Aktiva bilanzieren wir grundsätzlich mit den fortgeführten Anschaffungskosten. Eigengenutzter Grundbesitz wird wie fremdgenutzter Grundbesitz bewertet.

Versicherungstechnische Rückstellungen: Die versicherungstechnischen Rückstellungen werden in der Bilanz brutto ausgewiesen, das heißt vor Abzug des Anteils, der auf unsere Rückversicherer entfällt; vergleiche hierzu die Erläuterungen zum entsprechenden Aktivposten. Der Rückversicherungsanteil wird anhand der einzelnen Rückversicherungsverträge ermittelt und bilanziert.

Rückstellungen für noch nicht abgewickelte Versicherungsfälle werden für Zahlungsverpflichtungen aus Rückversicherungsfällen gebildet, die eingetreten, aber noch nicht abgewickelt sind. Sie werden unterteilt in Rückstellungen für am Bilanzstichtag gemeldete Rückversicherungsfälle und in solche für am Bilanzstichtag eingetretene, aber noch nicht gemeldete Rückversicherungsfälle (IBNR). Die Rückstellungen für noch nicht abgewickelte Versicherungsfälle beruhen auf Schätzungen, die von den tatsächlichen Zahlungen abweichen können. In der Rückversicherung kann zwischen dem Eintritt eines versicherten Schadens, seiner Meldung durch den Erstversicherer und der anteiligen Bezahlung des Schadens durch den Rückversicherer erhebliche Zeit verstreichen. Angesetzt wird daher der bestmöglich geschätzte („Best Estimate") künftige Erfüllungsbetrag. Bei der Schätzung werden unter Verwendung versicherungsmathematischer Methoden Erfahrungen der Vergangenheit und Annahmen in Bezug auf die zukünftige Entwicklung berücksichtigt. Die künftigen Zahlungsverpflichtungen werden mit Ausnahme weniger Rückstellungen grundsätzlich nicht abgezinst.

Deckungsrückstellungen beinhalten die versicherungstechnischen Reserven für garantierte Ansprüche der Zedenten in der Personen-Rückversicherung. Deckungsrückstellungen werden grundsätzlich aus dem Barwert der künftigen Leistungen an die Zedenten abzüglich des Barwertes der von den Zedenten noch zu zahlenden Prämie nach versicherungsmathematischen Methoden ermittelt. In die Berechnung gehen Annahmen in Bezug auf Mortalität, Invalidität, Stornowahrscheinlichkeit und Zinsentwicklung ein. Die dabei verwendeten Rechnungsgrundlagen umfassen eine adäquate Sicherheitsmarge, die das Änderungs-, Irrtums- und Zufallsrisiko berücksichtigt. Die Rechnungsgrundlagen entsprechen denen der Prämienkalkulation und werden angepasst, sofern die ursprünglichen Sicherheitsmargen als nicht mehr ausreichend anzusehen sind.

Prämienüberträge entsprechen der bereits vereinnahmten Prämie, die auf künftige Risikoperioden entfällt. In der Rückversicherung werden zum Teil Pauschalsätze verwendet, soweit die für eine zeitanteilige Berechnung erforderlichen Daten nicht vorliegen.

Passive Steuerabgrenzung: Passive latente Steuern werden nach IAS 12 bilanziert, wenn Aktiva in der Konzernbilanz höher oder Passiva niedriger anzusetzen sind als in der Steuerbilanz und sich diese Differenzen in der Zukunft mit steuerlicher Wirkung wieder ausgleichen (sogenannte temporäre Differenzen).

Langfristige Verbindlichkeiten beinhalten im Wesentlichen nachrangige Verbindlichkeiten, die im Liquidations- oder Konkursfall erst nach den Forderungen anderer Gläubiger erfüllt werden dürfen. Sie werden mit den fortgeführten Anschaffungskosten bewertet. Verbindlichkeiten gegenüber konzernfremden Gesellschaftern von Personengesellschaften aus langfristiger Kapitalüberlassung werden zum beizulegenden Zeitwert des Abfindungsanspruchs am Bilanzstichtag bewertet.

Eigenkapital: Die Positionen gezeichnetes Kapital und die Kapitalrücklagen enthalten die von den Aktionären der Hannover Rückversicherung AG auf die Aktien eingezahlten Beträge. In den Gewinnrücklagen werden neben den gesetzlichen Rücklagen der Hannover Rück AG und den Zuführungen aus dem Jahresüberschuss thesaurierte Gewinne ausgewiesen, die Konzernunternehmen der Hannover Rück in Vorperioden erzielt haben. Darüber hinaus wird bei einer retrospektiven Änderung von Bilanzierungs- und Bewertungsmethoden der Anpassungsbetrag für frühere Perioden im Eröffnungsbilanzwert der Gewinnrücklagen und vergleichbarer Posten der frühesten dargestellten Periode erfasst. Unrealisierte Gewinne und Verluste aus der Marktbewertung von Finanzinstrumenten des dispositiven Bestands werden in den kumulierten, nicht ergebniswirksamen Eigenkapitalanteilen unter den nicht realisierten Kursgewinnen/-verlusten aus Kapitalanlagen bilanziert. Aus der Währungsumrechnung der Einzelabschlüsse ausländischer Tochterunternehmen resultierende Umrechnungsdifferenzen werden unter den Gewinnen und Verlusten aus der Währungsumrechnung bilanziert.

Anteile anderer Gesellschafter sind die Anteile am Eigenkapital verbundener Unternehmen, die nicht von Unternehmen des Konzerns gehalten werden. Nach IAS 1 „Presentation of Financial Statements" wird der Ausgleichsposten für die Anteile anderer Gesellschafter innerhalb des Konzerneigenkapitals gesondert dargestellt. Der Anteil des anderen Gesellschaftern zustehenden Ergebnisses wird im Anschluss an den Jahresüberschuss gesondert als Gewinnverwendung („davon"-Vermerk) ausgewiesen. Es handelt sich dabei im Wesentlichen um Anteile anderer Gesellschafter an der E+S Rück AG und ihren Tochtergesellschaften.

3.3 Wesentliche Ermessensentscheidungen und Schätzungen

Im Konzernabschluss müssen zu einem gewissen Grad Schätzungen und Annahmen getroffen werden, die die bilanzierten Vermögenswerte und Verbindlichkeiten, die Angaben zu Eventualforderungen und -verbindlichkeiten am Stichtag und den Ausweis von Erträgen und Aufwendungen während der Berichtsperiode beeinflussen. Wesentliche Sachverhalte, die von solchen Annahmen und Schätzungen betroffen sind, sind zum Beispiel die Werthaltigkeit bedingter Rückversicherungsverpflichtungen, die Bewertung von derivativen Finanzinstrumenten sowie Vermögenswerte und Verpflichtungen, die sich auf Leistungen an Arbeitnehmer beziehen. Die sich tatsächlich ergebenden Beträge können von den Schätzungen abweichen.

Zur Bemessung der „Ultimate Liability" werden im Bereich der Schaden-Rückversicherung für alle Sparten die erwarteten Endschadenquoten mittels aktuarieller Verfahren, wie z. B. der Chain-Ladder-Methode, berechnet. Basierend auf statistischen Dreiecken von Originalmeldungen der Zedenten wird die Entwicklung bis zum voraussichtlichen Ende der Abwicklung projiziert. Dabei wird in der Regel die Annahme unterstellt, dass sich die zukünftige Inflation der Schadenabwicklung analog dem Durchschnitt der in den Daten enthaltenen vergangenen Inflation entwickelt. Die jüngeren Zeichnungsjahre aktuarieller Projektionen unterliegen naturgemäß einer größeren Unsicherheit, die mit vielfältigen Zusatzinformationen über Raten- und Konditionsverbesserungen des gezeichneten Geschäftes sowie Schadentrends erheblich reduziert werden kann. Die sich als Differenz zwischen Endschäden und gemeldeten Schäden ergebenden Beträge werden als Spätschadenreserve für eingetretene, aber noch nicht bekannte oder gemeldete Schäden zurückgestellt.

Auf Basis der Auswertung einer Vielzahl beobachtbarer Informationen können Schäden als große Einzelschadenereignisse klassifiziert werden. Die Bemessung von in diesem Zusammenhang bestehenden Verpflichtungen erfolgt im Rahmen eines gesonderten Prozesses, der im Wesentlichen auf einzelvertraglichen Schätzungen beruht.

Für weitere Informationen, beispielsweise hinsichtlich der Modellierung von Naturkatastrophenszenarien und der Annahmen im Bereich der asbestbedingten Schäden und Umweltrisiken, verweisen wir auf unsere Ausführungen in Kapitel 6 „Management versicherungstechnischer und finanzieller Risiken". Ferner verweisen wir auf unsere Darstellungen zu den versicherungstechnischen Rückstellungen in Kapitel 3.2 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden" und Kapitel 7.2 „Versicherungstechnische Aktiva und Passiva".

Auch im Bereich der Personen-Rückversicherung hängt die Ermittlung der Reserven und Vermögenswerte entscheidend von aktuariellen Projektionen des gedeckten Geschäfts ab. Je nach Art des gedeckten Geschäfts werden sogenannte Modellpunkte festgelegt. Die wesentlichen Unterscheidungsmerkmale beinhalten Alter, Geschlecht und Raucherstatus der versicherten Person, Tarif, Versicherungsdauer, Prämienzahldauer oder Versicherungshöhe. Für jeden Modellpunkt wird die Bestandsentwicklung simuliert; dabei sind die wesentlichen Eingabeparameter entweder vorbestimmt durch den Tarif (z. B. eingerechnete Kosten, Prämienhöhe, Rechnungszins) oder zu schätzen (z. B. Sterbe- oder Invaliditätswahrscheinlichkeiten, Stornowahrscheinlichkeiten). Diese Annahmen sind stark abhängig von länderspezifischen Parametern, Vertriebsweg, Qualität der Antragsprüfung und Schadenbearbeitung des Zedenten, Rückversicherungsform und anderer Rahmenbedingungen des Rückversicherungsvertrags. Aus der Überlagerung vieler Modellpunkte entsteht eine Projektion; dabei gehen u. a. Annahmen über die Bestandszusammensetzung und den unterjährigen Beginn der gedeckten Policen ein. Die Annahmen werden zu Beginn eines Rückversicherungsvertrags geschätzt und später an die tatsächliche Projektion angepasst.

Die Projektionen, auch mit unterschiedlichen Modellszenarien („konservative Annahmen" versus „Best Estimate"), sind Ausgangspunkt einer Reihe von Anwendungsgebieten, die die Quotierung, die Ermittlung von Bilanzansätzen und „Embedded Values" sowie einzelvertragliche Analysen, z. B. zur Angemessenheit der bilanzierten Rückversicherungsverbindlichkeiten („Liability Adequacy Test"), umfassen. Wir verweisen insoweit auf unsere Darstellungen zu den versicherungstechnischen Vermögenswerten und Rückstellungen in Kapitel 3.2 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden" und zum „Liability Adequacy Test" in Kapitel 7.2 „Versicherungstechnische Aktiva und Passiva".

Bei der Ermittlung der Bilanzansätze bestimmter Kapitalanlagen sind in einigen Fällen Annahmen zur Bestimmung von Marktwerten erforderlich. Wir verweisen insoweit auf unsere Ausführungen zu den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten sowie zu den Wertpapieren des dispositiven Bestands in Kapitel 3.2 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden". Bei der Ermittlung des Wertberichtigungsbedarfs nichtmonetärer Finanzinstrumente des dispositiven Bestands sind Annahmen über die anzuwendenden Aufgreifkriterien erforderlich. Auch hierzu verweisen wir auf unsere Darstellung in Kapitel 3.2 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden".

4. Konsolidierungskreis und -grundsätze

Konzernobergesellschaft ist die Hannover Rück AG. Voll konsolidiert wurden vierzehn (elf) inländische und neunzehn (achtzehn) ausländische Einzelgesellschaften sowie drei (drei) ausländische Teilkonzerne. „At Equity" wurden drei (drei) inländische und drei (drei) ausländische assoziierte Gesellschaften konsolidiert.

In Übereinstimmung mit Ziffer 7.1.4 der Empfehlungen des Deutschen Corporate Governance Kodex in der Fassung vom 14. Juni 2007 sind in der nachfolgenden Tabelle auch die wesentlichen Beteiligungen an nicht konsolidierten Drittunternehmen aufgeführt.

Zu den wesentlichen Zu- und Abgängen des Berichtsjahres verweisen wir auf unsere Ausführungen in Kapitel 5. „Wesentliche Akquisitionen, Neugründungen und weitere gesellschaftsrechtliche Veränderungen".

Die Angaben zur Höhe des Eigenkapitals und des Ergebnisses des letzten Geschäftsjahres entstammen den lokalen Jahresabschlüssen der Gesellschaften.

In den Konzernabschluss einbezogene Unternehmen

Name und Sitz des Unternehmens Angaben der Beträge in jeweils 1.000 Währungseinheiten	Höhe des Anteils am Kapital in %	Höhe des Eigenkapitals		Ergebnis des letzten Geschäftsjahres	
Verbundene Unternehmen mit Sitz in Deutschland					
Hannover Rück Beteiligung Verwaltungs-GmbH, Hannover/Deutschland [1)]	100,0	EUR	2.618.749	EUR	-
Zweite Hannover Rück Beteiligung Verwaltungs-GmbH, Hannover/Deutschland [1)]	100,0	EUR	500.000	EUR	-
HILSP Komplementär GmbH Hannover/Deutschland [2)]	100,0	EUR	25	EUR	-
Hannover Insurance-Linked Securities GmbH & Co. KG, Hannover/Deutschland [2)]	100,0	EUR	-	EUR	-
Hannover America Private Equity Partners II GmbH & Co. KG, Hannover/Deutschland [3)]	95,3	EUR	105.260	EUR	2.987
HAPEP II Holding GmbH, Hannover/Deutschland [3)]	95,3	EUR	47.813	EUR	3.081
GbR Hannover Rückversicherung AG/ E+S Rückversicherung AG Grundstücksgesellschaft, Hannover/Deutschland [1)]	81,9	EUR	60.494	EUR	727
Hannover Re Euro RE Holdings GmbH, Köln/Deutschland [1)]	81,9	EUR	125	EUR	-37
Hannover Euro Private Equity Partners III GmbH & Co. KG, Hannover/Deutschland [3)]	67,1	EUR	46.788	EUR	2.589
HEPEP III Holding GmbH, Hannover/Deutschland [3)]	67,1	EUR	9.167	EUR	1.231
E+S Rückversicherung AG, Hannover/Deutschland [1)]	63,8	EUR	600.281	EUR	180.000
Hannover Euro Private Equity Partners IV GmbH & Co. KG, Hannover/Deutschland [3)]	60,2	EUR	39.519	EUR	-1
Hannover Euro Private Equity Partners II GmbH & Co. KG, Hannover/Deutschland [3)]	57,7	EUR	15.427	EUR	2.023
HEPEP II Holding GmbH, Hannover/Deutschland [3)]	57,7	EUR	9.912	EUR	5.028
Verbundene Unternehmen mit Sitz im Ausland					
E+S Reinsurance (Ireland) Ltd., Dublin/Irland [4)]	100,0	EUR	-	EUR	2.855
Hannover Finance (Luxembourg) S.A., Luxemburg/Luxemburg	100,0	EUR	49.677	EUR	-33.267
Hannover Finance (UK) Limited, Virginia Water/Großbritannien	100,0	GBP	131.129	GBP	-10
Hannover Life Reassurance Bermuda Ltd., Hamilton/Bermuda	100,0	EUR	120.150	EUR	876
Hannover Life Reassurance Company of America, Orlando/USA	100,0	USD	136.570	USD	30.319
Hannover Life Reassurance (Ireland) Ltd., Dublin/Irland [1)]	100,0	EUR	278.346	EUR	38.686
Hannover Life Reassurance (UK) Ltd., Virginia Water/Großbritannien	100,0	GBP	48.233	GBP	9.595

Name und Sitz des Unternehmens Angaben der Beträge in jeweils 1.000 Währungseinheiten	Höhe des Anteils am Kapital in %	Höhe des Eigenkapitals		Ergebnis des letzten Geschäftsjahres	
Hannover Life Re of Australasia Ltd., Sydney/Australien	100,0	AUD	168.515	AUD	28.040
Hannover Re Advanced Solutions Ltd., Dublin/Irland [4]	100,0	EUR	31	EUR	-
Hannover Re (Bermuda) Ltd., Hamilton/Bermuda [1]	100,0	EUR	968.000	EUR	138.652
Hannover Reinsurance (Dublin) Ltd., Dublin/Irland [4]	100,0	EUR	-	EUR	7.053
Hannover Reinsurance (Ireland) Ltd., Dublin/Irland [1][5][6]	100,0	EUR	443.732	EUR	9.188
Hannover ReTakaful B.S.C. (c), Manama/Bahrain [1]	100,0	BHD	20.103	BHD	103
Hannover Services (UK) Ltd., Virginia Water/Großbritannien	100,0	GBP	749	GBP	4
International Insurance Company of Hannover Ltd., Bracknell/Großbritannien	100,0	GBP	96.988	GBP	920
Hannover Finance, Inc., Wilmington/USA [1][5]	100,0	USD	484.733	USD	-140.873
Die Hannover Finance, Inc. erstellt einen eigenen Teilkonzernabschluss, in den als wesentliche Gesellschaft folgendes Unternehmen einbezogen ist:					
Clarendon Insurance Group, Inc., Wilmington/USA [1][5][6]	100,0	USD	207.859	USD	-190.009
Hannover Reinsurance Group Africa (Pty) Ltd., Johannesburg/Südafrika [1]	100,0	ZAR	182.048	ZAR	125.191
Die Hannover Reinsurance Group Africa (Pty) Ltd. erstellt einen eigenen Teilkonzernabschluss, in den als wesentliche Gesellschaften folgende Unternehmen einbezogen sind:					
Hannover Life Reassurance Africa Ltd., Johannesburg/Südafrika [1]	100,0	ZAR	160.212	ZAR	57.465
Hannover Reinsurance Africa Ltd., Johannesburg/Südafrika [1]	100,0	ZAR	558.234	ZAR	114.117
Hannover Re Real Estate Holdings, Inc., Orlando/USA [1][7]	95,1	USD	111.641	USD	5.338
Die Hannover Re Real Estate Holdings, Inc. hält einen Teilkonzern, in den als wesentliche Gesellschaft folgendes Unternehmen einbezogen ist:					
5115 Sedge Corporation, Chicago/USA [1][7]	95,1	USD	1.879	USD	190
Penates A, Ltd., Tortola/British Virgin Islands [7]	90,3	USD	145.759	USD	-82
WRH Offshore High Yield Partners, L.P., Wilmington/USA [7]	89,1	USD	67	USD	464
Kaith Re, Ltd., Hamilton/Bermuda	88,0	USD	291	USD	-443
Assoziierte Unternehmen mit Sitz in Deutschland					
Oval Office Grundstücks GmbH, Hannover/Deutschland	50,0	EUR	59.209	EUR	1.154
WeHaCo Unternehmensbeteiligungs-AG, Hannover/Deutschland [4]	32,8	EUR	77.906	EUR	6.293
HANNOVER Finanz GmbH Beteiligungen und Kapitalanlagen, Hannover/Deutschland [4]	25,0	EUR	77.255	EUR	7.634

Name und Sitz des Unternehmens Angaben der Beträge in jeweils 1.000 Währungseinheiten	Höhe des Anteils am Kapital in %	Höhe des Eigenkapitals		Ergebnis des letzten Geschäftsjahres	
Assoziierte Unternehmen mit Sitz im Ausland					
ITAS Assicurazioni S.p.A., Trient/Italien 1)	43,7	EUR	56.960	EUR	65
ITAS Vita S.p.A., Trient/Italien 1)	34,9	EUR	63.472	EUR	-556
WPG CDA IV Liquidation Trust, Grand Cayman/Cayman Islands 9) 10)	27,3	USD	444	USD	-461
Beteiligungen in Deutschland					
Internationale Schule Hannover Region, Hannover/Deutschland 11)	11,1	EUR	1.005	EUR	190
Beteiligungen im Ausland					
Mediterranean Re, PLC, Dublin/Irland 5) 12)	33,3	USD	3.925	USD	20

1) *Vorläufige (untestierte) Zahlen*
2) *Gesellschaft wurde 2007 gegründet – Geschäftsaufnahme erfolgt zum 1. Januar 2008*
3) *Geschäftsjahr zum 30. September 2007*
4) *Gesellschaft inaktiv*
5) *Zahlenangaben nach IFRS*
6) *Konsolidierte Zahlen*
7) *Zahlenangaben nach US GAAP*
8) *Geschäftsjahr zum 31. Dezember 2006*
9) *Die Gesellschaft befindet sich in Liquidation*
10) *Zahlen zum 31. August 2006*
11) *Geschäftsjahr zum 31. Juli 2006*
12) *Zahlen zum 31. Dezember 2005*

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach den Vorschriften des IAS 27 „Consolidated and Separate Financial Statements". Tochtergesellschaften werden konsolidiert, sobald die Hannover Rück über eine Stimmrechtsmehrheit oder eine faktische Kontrollmöglichkeit verfügt. Das gilt analog ebenfalls für Zweckgesellschaften, über deren Konsolidierung wir im Folgenden separat berichten.

Von der Konsolidierung ausgenommen sind lediglich Tochtergesellschaften, die von untergeordneter Bedeutung für die Vermögens-, Finanz- und Ertragslage des Hannover Rück-Konzerns sind. Im Berichtsjahr wurden aus diesem Grund dreizehn Servicegesellschaften im Ausland nicht konsolidiert, deren Geschäftszweck überwiegend die Erbringung von Dienstleistungen für die Rückversicherungsgesellschaften der Gruppe ist.

Der Kapitalkonsolidierung liegt die Neubewertungsmethode zugrunde. Im Rahmen des „Purchase Accounting" werden die Anschaffungskosten der Muttergesellschaft mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögenswerte und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögenswerte, die gemäß IFRS 3 „Business Combinations" getrennt von einem Geschäfts- oder Firmenwert („Goodwill") zu bilanzieren sind, wird der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. Gemäß IFRS 3 werden Geschäfts- oder Firmenwerte nicht planmäßig, sondern nach jährlichen Werthaltigkeitsprüfungen („Impairment Tests") gegebenenfalls außerplanmäßig abgeschrieben. Geringfügige und „negative Goodwills" werden im Jahr der Entstehung erfolgswirksam berücksichtigt.

Anteile am Eigenkapital, die Konzernfremden zustehen, werden nach IAS 1 „Presentation of Financial Statements" gesondert innerhalb des Konzerneigenkapitals ausgewiesen. Das Konzernfremden zustehende Ergebnis ist Bestandteil des Jahresüberschusses, im Anschluss an diesen gesondert als „davon"-Vermerk auszuweisen und beträgt zum 31. Dezember 2007 116,4 Mio. EUR (88,4 Mio. EUR).

Anteile konzernfremder Gesellschafter an Personengesellschaften werden nach IAS 32 in der geltenden Fassung unter den langfristigen Verbindlichkeiten ausgewiesen.

Gesellschaften, auf die die Hannover Rück einen maßgeblichen Einfluss ausüben kann, werden als assoziierte Unternehmen im Allgemeinen nach der „At Equity"-Methode mit dem auf den Konzern entfallenden Eigenkapitalanteil einbezogen. Ein maßgeblicher Einfluss wird vermutet, wenn eine Gesellschaft des Hannover Rück-Konzerns direkt oder indirekt mindestens 20 %, aber nicht mehr als 50 % der Stimmrechte hält. Erträge aus Anteilen an assoziierten Unternehmen werden gesondert in der Konzern-Gewinn- und Verlustrechnung ausgewiesen.

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

Konsolidierung von Zweckgesellschaften

Verbriefung von Rückversicherungsrisiken

Die Verbriefung von Rückversicherungsrisiken wird im Wesentlichen unter Verwendung von Zweckgesellschaften strukturiert. Diese sind nach SIC-12 „Consolidation – Special Purpose Entities" hinsichtlich ihrer Konsolidierungspflicht zu untersuchen. In Fällen, in denen die IFRS derzeit keine spezifischen Regelungen enthalten, stützt sich die Hannover Rück unter Anwendung von IAS 8.12 im Rahmen der Analyse auch auf die relevanten US GAAP-Vorschriften.

Die Hannover Rück hält seit November 2000 stimmberechtigte Eigenkapitalanteile der Zweckgesellschaft Mediterranean Re PLC zur Verbriefung von Rückversicherungsrisiken in Frankreich und Monaco, die vertragsgemäß zum 18. November 2005 auslief. Die zur Besicherung ausgegebenen Bonds wurden vollständig an die Investoren zurückgezahlt. Die Kapitalrücklagen wurden an die Gesellschafter zurückgezahlt. Die Abwicklung der Zweckgesellschaft ist im ersten Quartal 2008 abgeschlossen worden.

Im Rahmen einer als „K5" bezeichneten Transaktion nutzt die Hannover Rück den Kapitalmarkt zur Verbriefung von Rückversicherungsrisiken. Die Transaktion wurde im Geschäftsjahr 2007 auf 530,0 Mio. USD aufgestockt und hat zum Bilanzstichtag ein Volumen von 360,2 Mio. EUR (314,1 Mio. EUR). Die Verbriefung wurde überwiegend bei nordamerikanischen, europäischen und japanischen institutionellen Investoren platziert, dabei ist das erhöhte Kapital sowohl von den bisherigen als auch von neuen Investoren erbracht worden. Das für die Verbriefung zusammengestellte Portefeuille besteht aus nichtproportionalen Rückversicherungsverträgen der Sach-, Katastrophen-, Luftfahrt- und Transportsparten einschließlich Meerestechnik. Für die Transaktion wird Kaith Re Ltd., eine auf Bermuda ansässige Zweckgesellschaft, genutzt. Die Transaktion hat eine geplante Laufzeit bis zum 31. Dezember 2008. Gemäß SIC-12 wird Kaith Re Ltd. in den Konzernabschluss einbezogen.

Im März 2007 hat die Hannover Rück am Kapitalmarkt eine Schutzdeckung in Höhe von 200,0 Mio. USD mit einer Laufzeit von zwei Jahren auf ihr weltweites Naturkatastrophengeschäft platziert, die der Hannover Rück eine Deckung auf aggregierter Basis („Aggregate Excess of Loss") bietet. Für die Transaktion wird die Zweckgesellschaft Kepler Re, eine separate Zelle innerhalb von Kaith Re Ltd., genutzt. Das Volumen beträgt zum Bilanzstichtag 135,9 Mio. EUR. Als zugrunde liegendes Portefeuille dient der Selbstbehalt aus dem Naturkatastrophengeschäft der existierenden „K5"-Verbriefung. Die Deckung wird bei dem aggregierten 83-Jahres-Ereignis für „K5" wirksam und ist bei dem 250-Jahres-

Kumul erschöpft. Innerhalb dieser Spanne übernehmen die externen Investoren dieser und der „K5"-Transaktion zusammen 90 % der „K5"-Schäden, die restlichen 10 % verbleiben bei der Hannover Rück. Über keine ihrer Geschäftsbeziehungen mit der Zweckgesellschaft zieht die Hannover Rück eine Mehrheit des ökonomischen Nutzens bzw. der Risiken aus der Tätigkeit dieser Gesellschaft.

Im Februar 2007 hat die Hannover Rück-Gruppe erstmalig die Risiken aus Rückversicherungsforderungen in den Kapitalmarkt transferiert. Mit dieser Verbriefung, die eine Laufzeit von fünf Jahren hat, wird das mit Rückversicherungsforderungen verbundene Ausfallrisiko reduziert. Das der Transaktion zugrunde liegende Forderungsportefeuille hat einen Nominalwert von 1,0 Mrd. EUR und besteht aus Exponierungen gegenüber Retrozessionären. Die zur Besicherung dienenden Wertpapiere werden über die Zweckgesellschaft Merlin CDO I B.V. begeben. Als Auslöser für eine Zahlung an die Hannover Rück dient die Insolvenz eines oder mehrerer Retrozessionäre, sobald der vertraglich definierte, über die Laufzeit kumulierte Selbstbehalt der Hannover Rück in Höhe von 60,0 Mio. EUR überschritten wird. Die Hannover Rück zieht über keine ihrer Geschäftsbeziehungen die Mehrheit des ökonomischen Nutzens bzw. der Risiken aus der Tätigkeit der Zweckgesellschaft.

Kapitalanlagen
Im Rahmen des Kapitalanlagemanagements beteiligt sich die Hannover Rück seit dem Jahr 1988 an einer Vielzahl von Zweckgesellschaften, die ihrerseits bestimmte Formen von Eigen- und Fremdkapitalanlagegeschäft tätigen. Im Ergebnis unserer Analyse der Geschäftsbeziehungen mit diesen Gesellschaften kamen wir zu dem Schluss, dass der Konzern in keiner dieser Transaktionen einen kontrollierenden Einfluss ausübt und daher keiner Konsolidierungsnotwendigkeit unterliegt.

Die Hannover Rück beteiligt sich über die Zeichnung bestimmter Kapitalmarktwertpapiere, sogenannter „Disaster Bonds" (auch „Cat-Bonds") an einer Reihe von Zweckgesellschaften zur Verbriefung dieser Katastrophenrisiken. Auch bei diesen Transaktionen besteht aufgrund des fehlenden kontrollierenden Einflusses seitens der Hannover Rück keine Konsolidierungspflicht.

Mit dem Ziel, Spitzenrisiken bei Naturkatastrophen in den Kapitalmarkt zu transferieren, haben wir im Vorjahr erstmals das Instrument einer auf einem Sekundärmarkt handelbaren Katastrophenanleihe (Cat-Bond) genutzt. Der Cat-Bond mit einem Volumen von 150 Mio. USD wurde von Eurus Ltd., einer auf den Cayman Islands ansässigen Zweckgesellschaft, bei institutionellen Investoren aus Europa und Nordamerika platziert. Die Hannover Rück übt keinen kontrollierenden Einfluss über die Zweckgesellschaft aus.

5. Wesentliche Akquisitionen, Neugründungen und weitere gesellschaftsrechtliche Veränderungen

5.1 Akquisitionen und Neugründungen

Am 7. Februar 2007 informierten wir über die in Shanghai, Volksrepublik China, in Gründung befindliche Betriebsstätte der Hannover Rück AG, für die wir im Vorjahr von der chinesischen Versicherungsaufsichtsbehörde (China Insurance Regulatory Commission – CIRC) eine Lizenz erhalten haben, um Personen-Rückversicherungsgeschäft zu betreiben. Der Gründungsvorgang dauerte zum Bilanzstichtag noch an.

Am 23. Juli 2007 ist die von der Hannover Rück AG und der E+S Rück AG zu gleichen Teilen gehaltene R.E.RE Investors GmbH, Köln, gegründet worden. Die Gesellschaft wurde zum dritten Quartal erstmalig in den Konzernabschluss einbezogen. Im vierten Quartal 2007 wurde gemäß Neufassung des Gesellschaftsvertrags die Firma in Hannover Re Euro RE Holdings GmbH geändert. Zweck der Gesellschaft ist das Erwerben, Halten, Verwalten und Veräußern von Grundstücken, Immobilien und Beteiligungen an Immobilienfonds im In- und Ausland sowie an Fonds, die sich an Grundstücken, Immobilien oder Immobilienfonds beteiligen. Das Geschäftsjahr der Gesellschaft beginnt am 1. Oktober und endet am 30. September des Jahres.

Am 10. August 2007 wurde die Hannover Life Reassurance Bermuda Ltd., mit Sitz in Hamilton, Bermuda, gegründet. Die Zweite Hannover Rück Beteiligung Verwaltungs-GmbH hält die Anteile an der Gesellschaft, die ihre Geschäftstätigkeit mit Wirkung zum 4. Oktober 2007 aufgenommen hat. Der Zweck der Gesellschaft, die im vierten Quartal 2007 erstmalig in den Konzernabschluss einbezogen wurde, ist die Zeichnung von Lebens-, Kranken-, Renten- und Unfallrückversicherungsgeschäft sowie die Übernahme von bestehenden Lebensversicherungsportefeuilles.

Mit Wirkung zum 23. November 2007 hat die Hannover Rück AG die HILSP Komplementär GmbH, Hannover, gegründet. Der Zweck der Gesellschaft ist die Beteiligung als persönlich haftende, geschäftsführende Gesellschafterin an der Hannover Insurance-Linked Securities Partners GmbH & Co. KG. Das Geschäftsjahr der Gesellschaft beginnt am 1. Oktober und endet am 30. September des Jahres. Die Gesellschaft wurde im vierten Quartal 2007 erstmalig in den Konzernabschluss einbezogen.

Ebenfalls mit Wirkung zum 23. November 2007 hat die Hannover Rück AG die Hannover Insurance-Linked Securities Partners GmbH & Co. KG, Hannover, gegründet. Zur Geschäftsführung der Gesellschaft sind die HILSP Komplementär GmbH und die Hannover Rück AG als geschäftsführende Kommanditistin befugt. Der Zweck der Gesellschaft besteht im Aufbau, Halten und Verwalten eines Portefeuilles von an Versicherungsrisiken gebundenen Wertpapieren („Insurance-Linked Securities"). Das Geschäftsjahr der Gesellschaft, die im vierten Quartal 2007 erstmalig in den Konzernabschluss einbezogen wurde, beginnt am 1. Oktober und endet am 30. September des Jahres.

5.2 Veräußerungen und aufgegebene Geschäftsbereiche

Die von der Hannover Re (Bermuda) Ltd., Hamilton, gehaltene Gesellschaft Castellum Holdings Ltd. und deren Tochtergesellschaft Castellum Re Ltd. wurden mit Wirkung zum 21. März 2007 liquidiert.

Mit Wirkung zum 8. Januar 2007 hat die Hannover Rück AG ihre Beteiligung in Höhe von 49 % an der DSP Deutsche Senior Partner AG mit Sitz in Bonn, die nach der „At Equity"-Methode in den Konzernabschluss einbezogen worden ist, zum Buchwert an den Mehrheitsaktionär der Gesellschaft veräußert.

Im ersten und vierten Quartal 2007 wurde bei der von Hannover Rück AG in Höhe von 70,0 % und von E+S Rück AG zu 30,0 % gehaltenen WRH Offshore High Yield Partners, L.P., Wilmington, mit dem Verkauf eines Teils der Kapitalanlagen der Gesellschaft und der Abführung der Veräußerungserlöse an die Anteilseigner eine Kapitalherabsetzung in Höhe von 29,1 Mio. EUR durchgeführt.

Gemäß IFRS 5 „Non-current Assets Held for Sale and Discontinued Operations" gilt ein Unternehmensbestandteil als aufgegebener Geschäftsbereich, wenn er zum Bilanzstichtag veräußert worden ist oder als zum Verkauf stehend gilt und einen gesonderten, wesentlichen Geschäftszweig repräsentiert, dessen Geschäftstätigkeit und Zahlungsströme betrieblich und für die Zwecke der Rechnungslegung von den fortgeführten Aktivitäten klar abgegrenzt werden können. Die Vermögenswerte von zum Verkauf stehenden, aufgegebenen Geschäftsbereichen sind zum niedrigeren Wert aus Buchwert und beizulegendem Zeitwert abzüglich der Veräußerungskosten zu bewerten.

Im Vorjahr hat die Hannover Rück Einigung über den Verkauf ihres amerikanischen Teilkonzerns Praetorian Financial Group, Inc., New York (PFG), an einen australischen Versicherungskonzern erzielt. Mit Wirkung zum 31. Mai 2007 fand der Übergang des wirtschaftlichen Eigentums der zu dem in den Vorperioden als aufgegebene Geschäftsbereiche klassifizierten Teilkonzern gehörenden Vermögenswerte und Schulden statt. Diese werden daher zum Bilanzstichtag nicht mehr ausgewiesen. Der Struktur der Transaktion folgend wurde der Kaufpreis im vierten Quartal 2007 endgültig bestimmt und belief sich auf 810,9 Mio. USD. Im Einklang mit IFRS 5 weisen wir das Ergebnis der PFG in der Konzern-Gewinn- und Verlustrechnung für die dargestellten Perioden nach Steuern in einer separaten Zeile aus.

Um verzerrende Effekte auf die Ergebnisse der voneinander getrennt ausgewiesenen Geschäftsbereiche zu vermeiden, werden Transaktionen längerfristiger Natur zwischen beiden Bereichen, die über den Veräußerungszeitpunkt hinaus fortgeführt werden, unkonsolidiert ausgewiesen.

In den folgenden Tabellen werden das Ergebnis, die Vermögenswerte und Schulden und die Zahlungsströme der aufgegebenen Geschäftsbereiche dargestellt und in deren wesentliche Komponenten untergliedert. Die ausgewiesenen Beträge für das Berichtsjahr enthalten lediglich Geschäftsvorfälle bis zum Entkonsolidierungszeitpunkt 31. Mai 2007.

Wesentliche Positionen der Gewinn- und Verlustrechnung der aufgegebenen Geschäftsbereiche

in TEUR	2007	2006
Gebuchte Bruttoprämie	287.114	2.322.541
Gebuchte Rückversicherungsprämie	318.152	1.174.499
Nettoveränderung der Bruttoprämienüberträge	178.494	-236.500
Verdiente Prämie für eigene Rechnung	147.456	911.542
Kapitalanlageergebnis	20.444	30.331
Versicherungstechnisches Ergebnis	11.430	112.470
Übriges Ergebnis	-7.075	-4.675
Operatives Ergebnis (EBIT)	24.799	138.126
Zinsen auf Hybridkapital	2.283	5.051
Ergebnis vor Steuern	22.516	133.075
Steueraufwand	11.048	47.381
Erwerberanteil am laufenden Ergebnis aus aufgegebenen Geschäftsbereichen	12.833	-
Konzernanteil am laufenden Ergebnis aus aufgegebenen Geschäftsbereichen	11.468	85.694
Ergebnis aus Entkonsolidierung (nach Steuern)	23.617	-
Jahresüberschuss	35.085	85.694

Zum 31. Dezember 2007 enthält der ausgewiesene Überschuss aus den aufgegebenen Geschäftsbereichen einen Veräußerungsgewinn in Höhe von 23,6 Mio. EUR nach Steuern und nach Abzug der Veräußerungskosten. Der auf diesen Veräußerungsgewinn entfallende Steueraufwand beläuft sich, beeinflusst durch steuerlich nicht abzugsfähige Posten, auf 70,7 Mio. EUR.

Zahlungsströme aus aufgegebenen Geschäftsbereichen

in TEUR	2007	2006
Kapitalfluss aus laufender Geschäftstätigkeit	172.834	190.488
Kapitalfluss aus Investitionstätigkeit	-18.125	-364.778
Kapitalfluss aus Finanzierungstätigkeit	-	147.182
Veränderung der flüssigen Mittel	154.709	-27.108

5.3 Weitere gesellschaftsrechtliche Veränderungen

Mit Wirkung zum 1. Januar 2007 hat die Hannover Rück eine im Konzern ergebnisneutrale Reorganisation eines Teils der irischen Konzerngesellschaften durchgeführt. Der Geschäftsbetrieb der E+S Reinsurance (Ireland) Ltd. und der Hannover Reinsurance (Dublin) Ltd. wurde mit Ausnahme einzelner Rückversicherungsverträge durch Veräußerung auf die Hannover Reinsurance (Ireland) Ltd. übertragen. Seit diesem Zeitpunkt befinden sich E+S Reinsurance (Ireland) Ltd. und Hannover Reinsurance (Dublin) Ltd. in Abwicklung und zeichnen kein Neugeschäft mehr.

Am 11. April 2007 hat die Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV) mit Wirkung zum 1. April 2007 die Anteile eines Minderheitsgesellschafters, der CiV Lebensversicherung AG, Hilden (CiV Leben), in Höhe von 10 % an der E+S Rück AG zu einem Kaufpreis in Höhe von 135,2 Mio. EUR erworben und damit ihre Beteiligung an der Gesellschaft auf 65,78 % erhöht. Bei der CiV Leben, einer Tochtergesellschaft der Talanx AG, handelt es sich um ein verbundenes Unternehmen gemäß IAS 24. Diese Anteilsaufstockung an einer bereits konsolidierten Konzerngesellschaft ohne Änderung des Kontrollstatus ist eine Transaktion zwischen Gesellschaften unter gemeinsamer Beherrschung. Im Einklang mit den geltenden Regelungen des IFRS 3 i. V. m. IAS 27 haben wir auf eine Neubewertung des Nettovermögens verzichtet und die Differenz zwischen dem Kaufpreis der erworbenen Anteile und dem anteiligen Vermögen zu bisherigen Buchwerten in Höhe von 6,8 Mio. EUR als Goodwill ausgewiesen.

Mit Wirkung vom 1. Juli 2007 hat die HRBV im Weg einer Anteilsabstockung ohne Änderung des Kontrollstatus 2 % ihrer Anteile an der E+S Rück AG zu einem Preis in Höhe von 27,0 Mio. EUR an einen konzernfremden Dritten veräußert. Im Zug der Transaktion wurde der Goodwill, der bis zum Geschäftsjahr 2001 planmäßig zu amortisieren war, unter Berücksichtigung anteiliger Amortisation aus Vorjahren in Höhe von 1,2 Mio. EUR verringert. Ferner waren Zwischengewinne in Höhe von 4,8 Mio. EUR zu realisieren. Mit dem Abschluss der Transaktion hält die HRBV nunmehr 63,78 % der Anteile an der E+S Rück AG.

Zum 1. Oktober 2007 hat die Hannover Rück AG die Anteile der E+S Rück AG in Höhe von 50 % an der Hannover Life Re of Australasia Ltd., Sydney, Australien, zu einem Kaufpreis in Höhe von 96,8 Mio. EUR erworben; Transaktionskosten wurden in voller Höhe berücksichtigt. Die Hannover Rück AG hält damit alle Anteile an der Gesellschaft. Die aus dieser Transaktion entstandenen Zwischengewinne wurden vollständig eliminiert.

6. Management versicherungstechnischer und finanzieller Risiken

6.1 Übergreifende Risikosteuerung

Risikoausgleich durch Diversifizierung

Ein spartenübergreifender Risikoausgleich wird als Diversifizierung bezeichnet. Wir erhöhen hiermit die Effizienz des eingesetzten Kapitals und reduzieren gleichzeitig die notwendige Eigenkapitalunterlegung. Der Diversifizierungseffekt wird mit unserem internen Risikomodell ermittelt. In Abhängigkeit vom Kapitalbedarf unserer Geschäftssegmente und Sparten und von deren Beitrag zur Diversifizierung legen wir die zu erwirtschaftenden Kapitalkosten pro Geschäftseinheit fest.

Diversifizierungseffekt innerhalb des Geschäftsfelds Schaden-Rückversicherung


in Mio. EUR
1.388
499
200
515
297
1.635
408
146
1.052
6.139
3.594
41,5 % Diversifikation
Effektiver Risikokapitalbedarf
USA
Deutschland
Transport
Luftfahrt
Kredit/Kaution pol. Risiken
Sach-Katastrophen-Geschäft
Fakultatives Geschäft
Strukturierte Produkte
Sonstige
Schaden-Rückversicherung
Risikokapitalbedarf* pro Multi-Specialist-Sparte ohne Diversifizierungseffekt

*Kalibriert zum 99,97 %-Quantil gemäß internem Risikomodell

Diversifikationseffekt zwischen den Geschäftsfeldern


in Mio. EUR
3.594
663
1.710
5.966
3.609
39,5 % Diversifikation
Effektiver Risikokapitalbedarf
Schaden-Rückversicherung
Personen-Rückversicherung
Kapitalanlagen
Hannover Rück-Gruppe
Risikokapitalbedarf* pro Geschäftsfeld ohne Diversifikationseffekt

*Kalibriert zum 99,97 % Quantil gemäß internem Risikomodell

Szenarienanalysen

Im Rahmen unseres ganzheitlichen und geschäftsfeldübergreifenden Risikomangements berücksichtigen wir alle nach unserer Einschätzung relevanten Szenarien. Zusätzlich analysieren wir auch bestimmte (extreme bzw. Stress-) Szenarien und ermitteln deren Auswirkung auf die Bestands- und Erfolgsgrößen und beurteilen sie im Vergleich zu den geplanten Werten.

Marktszenarien

in Mio. EUR	Auswirkung auf das prognostizierte Eigenkapital	
	2007	2006
Anstieg der gesamten Zinskurve, von 200 Basispunkten beim Drei-Monats-Zins bis zu 100 Basispunkten beim Zehn-Jahres-Zins (mit einer linearen Interpolation dazwischen)	-485,8	-465
Parallelverschiebung der gesamten Zinskurven +100 Basispunkte	-401,3	396
Aktien -35 %	-584,8	-411
Europäische Währungskrise (1992)[1]	-262,3	-
Immobilien-Crash verbunden mit Zinsanstieg[1]	-401,3	-
Aktienmarkt-Crash (2000/2001)[1]	-697,4	-

[1] *Stress der Risikofaktoren für diese Szenarien gemäß Spezifikation des Schweizer Solvenztests (Swiss Solvency Test)*

Stresstests für Naturkatastrophen nach Retrozessionen

in Mio. EUR	Auswirkung auf den prognostizierten Gewinn	
	2007	2006
100-Jahres-Schaden Erdbeben Kalifornien	-222,9	-270
100-Jahres-Schaden Sturm Europa	-109,8	-281
100-Jahres-Schaden Sturm USA	-291,5	-382
100-Jahres-Schaden Sturm Japan	-95,1	-
100-Jahres-Schaden Erdbeben Tokio	-243,2	-

European Embedded Value

Im Bereich der Personen-Rückversicherung stellt der European Embedded Value (EEV) ein wesentliches Instrument der wertorientierten Steuerung und des Risikomanagements dar. Der EEV ist eine Kenngröße zur Bewertung von Lebens- und Lebensrückversicherungs-Geschäft. Er setzt sich aus dem Wert des Versicherungsbestands und dem zugehörigen Kapital zusammen. Der Wert des Bestands wird als Barwert der zukünftigen Aktionärserträge des weltweiten Personen-Rückversicherungsgeschäfts nach angemessener Berücksichtigung aller Risiken, die diesem Geschäft zugrunde liegen, bestimmt. Seit dem Geschäftsjahr 2006 wird der EEV auf marktkonsistenter Basis errechnet. Der European Embedded Value (EEV) für das Jahr 2007 wird zeitgleich mit dem Quartalsfinanzbericht für das 1. Quartal 2008 auf unserer Homepage veröffentlicht werden.

Die folgende Tabelle zeigt den EEV und dessen Sensitivitäten aus der derzeit aktuellen Veröffentlichung vom 3. Mai 2007 bei Anwendung ausgewählter Szenarien im Vergleich zu den entsprechenden Vorjahreswerten.

Sensitivitätsanalyse des European Embedded Value (EEV)[1]

	EEV [2]	
in Mio. EUR	2006	2005
EEV (Basiswert)	2.089,5	1.880,9
Diskontierung +100 Basispunkte	2.043,4	1.807,5
Zinskurve -100 Basispunkte	2.106,1	1.765,6
Marktwert der Aktien und Immobilien -10 %	2.088,4	1.881,2
Wert lokaler Währungen +5 % [3]	2.070,4	1.870,5
Kosten -10 %	2.106,5	1.896,7
Storno -10 %	2.073,6	1.893,6
Sterblichkeit -5 %	2.316,7	2.047,3

[1] Weitergehende Informationen können den auf unserer Homepage veröffentlichten EEV-Berichten für die Jahre 2005 und 2006 entnommen werden. Die Darstellung folgt den Prinzipien zur Veröffentlichung des EEV, die das CFO-Forum, eine internationale Organisation der Chief Financial Officer großer Versicherungs- und Rückversicherungsunternehmen, im Mai 2004 erstmals publiziert und im September 2005 weiter ergänzt hat
[2] Vor Konsolidierung, ohne Anteile anderer Gesellschafter
[3] Für Verträge in Fremdwährung

Die moderate Veränderung des EEV unter den dargestellten Szenarien trifft unsere Erwartung und spiegelt den hohen Diversifikationsgrad unseres Portfolios wider.

Der konsolidierte EEV vor Anteilen konzernfremder Gesellschafter betrug zum 31. Dezember 2006 1.518,3 Mio. EUR (1.305,9 Mio. EUR) und stellt einen Zuwachs in Höhe von 16,3 % (8,2 %) im Vergleich zu dem entsprechenden Vorjahreswert dar. Das operative EEV-Ergebnis betrug 185,6 Mio. EUR (112,5 Mio. EUR), der Wert des Neugeschäfts belief sich auf 64,2 Mio. EUR (84,7 Mio. EUR). Die Entwicklung im Vergleich zu den Vorjahreswerten entspricht – abgesehen von einmaligen Sondereffekten – unseren Erwartungen.

Kreditrisiken

Forderungsausfallrisiken sind für uns von Bedeutung, weil das von uns übernommene Geschäft nicht immer vollständig im Selbstbehalt verbleibt, sondern nach Bedarf retrozediert wird. Unsere Retrozessionäre werden deshalb unter Bonitätsgesichtspunkten sorgfältig ausgewählt. Dies gilt auch für unsere Maklerbeziehungen, in denen z. B. durch den Verlust der durch den Zedenten an den Makler gezahlten Prämie bzw. Doppelzahlungen von Schäden Risiken auftreten können. Die damit verbundenen Risiken werden deshalb durch verschiedene Mechanismen minimiert. Beispielsweise werden alle Maklerbeziehungen einmal pro Jahr auf Kriterien, wie Abschluss einer Berufshaftpflichtversicherung, Zahlungsverhalten und ordnungsgemäße Vertragsabwicklung, überprüft.

Die wesentlichen Steuerungskennzahlen des Forderungsausfallrisikos stellen sich wie folgt dar:

- 95,8 % unserer Retrozessionäre sind mit einem sogenannten Investment-Grade-Rating klassifiziert (AAA bis BBB), davon verfügen 92,4 % über ein Rating in der Kategorie A oder besser.
- Seit dem Jahr 2002 konnten wir die Höhe der Forderungen um insgesamt 60,0 % senken.
- Unsere Forderungen aus dem in Rückdeckung gegebenen Geschäft sind zu 30,9 % durch Depots oder Avalbürgschaften gesichert. Bei den meisten unserer Retrozessionäre sind wir auch Rückversicherer, d. h., es besteht meist ein Aufrechnungspotenzial mit eigenen Verbindlichkeiten.
- Bezogen auf die wesentlichen Gesellschaften des Hannover Rück-Konzerns waren zum Bilanzstichtag 238,4 Mio. EUR (9,4 %) unserer Abrechnungsforderungen aus dem Rückversicherungsgeschäft in Höhe von 2.525,9 Mio. EUR älter als 90 Tage.
- Die durchschnittliche Ausfallquote der letzten drei Jahre betrug 0,4 %.

Aus der Retrozession, d. h. der Abgabe von Teilen der von uns übernommenen Risiken, resultieren Ansprüche, die wir gegenüber unseren Retrozessionären haben. Diese Rückversicherungsforderungen – die Anteile der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle – belaufen sich zum Bilanzstichtag auf 2.471,6 Mio. EUR (3.048,5 Mio. EUR).

In der folgenden Grafik wird die Entwicklung der Anteile der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle dargestellt.

Forderungen aus dem Rückversicherungsgeschäft zum Bilanzstichtag


in Mio. EUR
7.500
6.000
4.500
3.000
1.500
0
-16,7 % p.a.
6.180
4.397
4.163
4.739
3.048
2.472
2002
2003
2004
2005
2006
2007
Abgesichert
AAA
AA
A
≤ BBB, NR

* Werte für 2003–2005 vor neuer Segmentierung

Die Grafik verdeutlicht, dass sowohl zum Bilanzstichtag als auch im Zeitablauf regelmäßig rund ein Drittel der Rückversicherungsforderungen besichert sind und gibt Aufschluss über die Ratingqualität unserer Retrozessionäre.

Im Berichtsjahr haben wir durch die erstmalige Verbriefung der aus den Rückversicherungsforderungen resultierenden Ausfallrisiken in den Kapitalmarkt eine deutliche Reduktion der verbleibenden Kreditrisiken erreicht. Im Rahmen der „Merlin" genannten innovativen Transaktion wurden die Ausfallrisiken eines Forderungsportefeuilles in Höhe von 1.000,0 Mio. EUR über eine CDO-Struktur in die Kapitalmärkte transferiert. Wir verweisen auf unsere Erläuterungen zu Verbriefungstransaktionen in Kapitel 4. „Konsolidierungskreis und -grundsätze".

Der Selbstbehalt, also der Teil der übernommenen Risiken, den wir nicht retrozedieren, hat sich in den letzten Jahren wie folgt entwickelt:

Selbstbehalt der gebuchten Bruttoprämie

in %	2007	2006	2005[1]	2004[1]	2003[1]
Hannover Rück-Konzern	87,4	76,3	79,2	77,6	71,9
Schaden-Rückversicherung	85,3	72,4	85,9	83,0	72,2
Personen-Rückversicherung	90,8	85,4	92,8	90,2	85,1

* Werte für 2003–2005 vor neuer Segmentierung

Die im Folgenden dargestellten Kennzahlen repräsentieren weitere Instrumente zur Überwachung und Steuerung der mit unserer gesamten Geschäftstätigkeit verbundenen Kreditrisiken.

Steuerungskennzahlen

	2007	2006	2005	2004	2003
Solvabilitätsspanne[1]	72,6 %	68,8 %	61,1 %	55,1 %	45,1 %
Eigenkapitalüberdeckung[2]	35,0 %	39,1 %	45,8 %	36,5 %	27,1 %
Zinsbedienungsfähigkeit[3]	12,1x	10,5x	1,2x	8,0x	13,4x
Rückstellungen/Prämie[4]	291,3 %	305,2 %	304,8 %	274,0 %	242,3 %
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung[5]	99,7 %	100,8 %	112,8 %	97,2 %	96,0 %

[1] (Eigenkapital + Minderheitskapital + Hybridkapital)/verdiente Nettoprämie
[2] Hybridkapital/(Eigenkapital + Minderheitskapital) („debt leverage")
[3] EBIT/Zinszahlungen auf Hybridkapital („interest coverage")
[4] Netto-Rückstellungen/verdiente Nettoprämie (Konzern)
[5] Werte ab 2006 nach neuer Segmentierung

Zu weiteren Erläuterungen zu den am Bilanzstichtag nicht wertberichtigten, jedoch als überfällig eingestuften versicherungstechnischen und sonstigen Vermögenswerten und den wesentlichen, außerplanmäßigen Abschreibungen des Berichtsjahres verweisen wir auf Kapitel 7.2 „Versicherungstechnische Aktiva und Passiva" sowie Kapitel 7.13 „Sonstige Aktiva und Passiva".

6.2 Versicherungstechnische Risiken

Ein wesentliches versicherungstechnisches Risiko ist die Unterreservierung von Schäden. Im Bereich der Schaden-Rückversicherung werden die Schadenreserven mittels aktuarieller Methoden, primär auf Basis der Informationen unserer Zedenten, ermittelt. Auf Basis eigener Schadeneinschätzungen werden im Bedarfsfall Zusatzreserven gestellt. Die Reserven werden für Schäden gebildet, die eingetreten sind und dem Erstversicherer gemeldet wurden, deren Höhe aber noch nicht feststeht und die daher auch noch nicht bezahlt werden können. Darüber hinaus gibt es Schäden, die sich erst spät manifestieren und daher erst längere Zeit nach ihrem Eintritt vom Versicherungsnehmer an den Versicherer und von diesem an seine Rückversicherer gemeldet werden. Auch für solche sogenannten Spätschäden müssen Rückstellungen gebildet werden, weil bis zur endgültigen Abwicklung dieser Schadenkomplexe oft Jahre oder sogar Jahrzehnte vergehen. Dies gilt vor allem für Haftpflichtschäden. Unsicherheiten bei der Reservierung sind somit unvermeidlich, nicht zuletzt deshalb, weil das Rückversicherungsunternehmen am Ende der Informationskette steht und letztlich von den Angaben seiner Zedenten abhängig ist. Die zusätzlich gebildete Spätschadenreserve des Hannover Rück-Konzerns betrug im Berichtsjahr 2.956,1 Mio. EUR. Die Spätschadenreserve wird differenziert nach Risikoklassen und Regionen errechnet. Insgesamt werden in 68 Teilsegmenten die erwarteten Endschadenquoten berechnet. Unsere eigenen Reservekalkulationen werden zusätzlich von externen Aktuars- und Wirtschaftsprüfungsgesellschaften überprüft und qualitätsgesichert.

Die hinreichende Bemessung der Schadenreserven für asbestbedingte und Umweltschäden ist durch eine hohe Komplexität gekennzeichnet, da zwischen Schadenverursachung und Schadenmeldung zum Teil Jahrzehnte liegen. Die Exponierung der Hannover Rück im Hinblick auf asbestbedingte und Umweltschäden ist jedoch relativ gering. Die Angemessenheit dieser Reserven wird mittels der „Survival Ratio" gemessen. Die Kennzahl drückt aus, wie viele Jahre die Reserven ausreichen, wenn die durchschnittliche Höhe der Schadenzahlungen der letzten drei Jahre fortdauern würde. Am Ende des Berichtsjahres lag unsere Survival Ratio bei 26,2.

Rückstellungen für asbestbedingte Schäden und Umweltschäden

	2007			2006		
	Einzelschadenrückstellungen in Mio. EUR	Spätschadenrückstellungen in Mio. EUR	Survival Ratio in Jahren	Einzelschadenrückstellungen in Mio. EUR	Spätschadenrückstellungen in Mio. EUR	Survival Ratio in Jahren
Asbestbedingte Schaden/ Umweltschäden	26,5	119,2	26,2	23,2	122,9	26,1

Ein weiteres Instrument der Überprüfung unserer Annahmen ist das Schadenabwicklungsdreieck. Das Dreieck zeigt, wie sich die Rückstellung im Zeitablauf durch die geleisteten Zahlungen und die Neuberechnung der zu bildenden Rückstellung zum jeweiligen Bilanzstichtag verändert hat. Die Angemessenheit wird aktuariell überwacht (vgl. hierzu unsere Erläuterungen zu den versicherungstechnischen Rückstellungen in Kapitel 7.2 „Versicherungstechnische Aktiva und Passiva").

Folgende Großschäden waren für uns im Geschäftsjahr von Bedeutung:

Großschadenentwicklung

in Mio. EUR	Katastrophenschäden 2007	
	Brutto	Netto
Sturm „Hanno/Per", 13.–15. Januar	7,6	7,1
Sturm „Kyrill", 18.–19. Januar	175,1	115,6
Tornado in Georgia und Alabama, 1. März	5,3	5,3
Tornado in Kansas, 4.–5. Mai	6,3	4,3
Zyklon „Gonu" im Oman und dem Iran, 5.–7. Juni	25,7	25,6
Sturm in New South Wales, 7.–10. Juni	32,7	20,7
Flut in Großbritannien, 24. Juni –3. Juli	8,2	5,1
Flut in Großbritannien, 20.–25. Juli	5,4	4,2
Erdbeben in Peru, 15. August	8,0	8,0
Hurrikan „Dean", 17.–21. August	8,8	7,3
Waldbrände in Kalifornien, 17.–23. Oktober	11,6	7,3
Sturm in Sydney, 9.–11. Dezember	20,1	15,0
	314,8	225,5
Satellitenabsturz, 30. Januar	10,9	10,9
Schiffsunglück in China, 8. März	14,8	7,7
Flugzeugabsturz in Brasilien, 17. Juli	31,0	9,6
Satellitenausfall, 5. September	5,7	5,4
Schaden an einer Ölplattform in Mexiko, 23. Oktober	6,8	6,5
Industrie-Feuerschaden in der Schweiz, 26. Oktober	8,5	8,5
Flugzeugschaden in Frankreich, 15. November	5,9	4,3
Schiffsunglück in Südkorea, 7. Dezember	5,0	0,5
Satellitenausfall, 22. Dezember	6,9	6,5
	95,5	59,9
Gesamt	410,3	285,4

Die kombinierte Schaden-/Kostenquote in der Schaden-Rückversicherung stellt sich im Hinblick auf das Prämien-Leistungsrisiko wie folgt dar:

Entwicklung der kombinierten Schaden-/Kosten- und Großschadenquote über die letzten zehn Jahre

in %	2007[1]	2006[3]	2005	2004	2003[1]	2002[1]	2001[1]	2000[1]	1999[1]	1998[1]
Schaden-/Kostenquote	99,7	100,8	112,8	97,2	96,0	96,3	115,5	107,8	111,1	108,1
davon Großschäden[2]	6,3	2,3	26,3	8,3	1,5	5,2	23,0	3,7	11,4	3,5

[1] Auf US GAAP-Basis
[2] Naturkatastrophen sowie sonstige Großschäden >5 Mio. EUR brutto für den Anteil des Hannover Rück-Konzerns in Prozent der verdienten Nettoprämie
[3] Werte ab 2006 nach neuer Segmentierung

6.3 Kapitalanlagerisiken

Oberste Maxime unserer Kapitalanlagestrategie ist der Kapitalerhalt bei ausreichender Berücksichtigung der Sicherheit, Liquidität, Mischung und Streuung der Kapitalanlagen. Durch die Analyse der sogenannten „Efficient Frontier" vergleichen wir das Risiko-Ertragsverhältnis verschiedener Portefeuilles miteinander.

Die Risiken im Kapitalanlagebereich umfassen insbesondere das Markt-, das Bonitäts- sowie das Liquiditätsrisiko. Zu den Marktpreisrisiken zählen insbesondere die Aktienkurs-, Zinsänderungs- sowie die Währungsrisiken.

Ein wesentliches Instrument zur Überwachung und Steuerung der Marktpreisrisiken ist der Value at Risk (VaR). Die Berechnung des VaR erfolgt auf Basis historischer Daten, z. B. der Volatilität der Markwerte und der Korrelation der Risiken. Im Rahmen dieser Berechnungen wird der Rückgang des Marktwerts unseres Portefeuilles mit einer gegebenen Wahrscheinlichkeit und innerhalb eines bestimmten Zeitraums simuliert.

Der nach diesen Grundsätzen ermittelte VaR der Hannover Rück-Gruppe gibt den Marktwertverlust unseres Gesamtportefeuilles an, der innerhalb von zehn Handelstagen mit einer Wahrscheinlichkeit von 95 % nicht überschritten wird. Wie in der nachfolgenden Grafik dargestellt, entwickelte sich unser VaR im Jahresverlauf positiv.

Value at Risk[1] im Hannover Rück-Konzern


in %
1,00
0,95
0,90
0,85
0,80
0,75
0,70
0,65
1. Quartal
2. Quartal
3. Quartal
4. Quartal

[1] VaR-Obergrenze nach den Kapitalanlagerichtlinien der Hannover Rück: 2,5%

Zur Überwachung von Zinsänderungs- und Aktienkursrisiken nutzen wir auch Stresstests, die das Verlustpotenzial unter extremen Marktbedingungen abschätzen sowie Sensitivitäts- und Durationsanalysen, die unser Steuerungsinstrumentarium ergänzen.

Zinsänderungsrisiken bestehen aus einer ungünstigen Wertveränderung der im Bestand gehaltenen Finanzinstrumente auf Grund von Änderungen des Marktzinsniveaus. Sinkende Marktrenditen führen zu Marktwertsteigerungen bzw. steigende Marktrenditen zu Marktwertsenkungen der festverzinslichen Wertpapierportefeuilles. Kongruenz zwischen den Zahlungsströmen der Aktiv- und Passivseite ist eines der zentralen Ziele unserer diesbezüglichen Strategie. Die quantitative Unterlegung dieser Strategie liefert unser Dynamic-Financial-Analysis-Modell sowie verschiedenste Value-at-Risk-Kalkulationen. Zusätzlich sind enge taktische Durationsbänder installiert, in denen sich der Assetmanager opportunistisch entsprechend seiner Markterwartungen positionieren kann. Die Vorgaben für diese Bänder sind unmittelbar mit der Risikotragfähigkeit des Hannover Rück-Konzerns verknüpft.

Szenarien der Zeitwertentwicklung unserer Wertpapiere zum Bilanzstichtag

Portefeuille	Szenario	Bestandsänderung auf Marktwertbasis in Mio. EUR
Festverzinsliche Wertpapiere	Renditeanstieg +50 Basispunkte	-321,8
	Renditeanstieg +100 Basispunkte	-621,6
	Renditerückgang -50 Basispunkte	311,7
	Renditerückgang -100 Basispunkte	645,3
	Marktwerte zum 31.12.2007	15.628,5

Aktienkursrisiken resultieren aus ungünstigen Wertveränderungen – z. B. durch Verluste bestimmter Aktienindizes – der im Bestand gehaltenen Aktien und Aktien- bzw. Indexderivate. Durch gezielte Diversifikation in verschiedene Branchen und Regionen streuen wir diese Risiken.

Szenarien der Zeitwertentwicklung unserer Wertpapiere zum Bilanzstichtag

Portefeuille	Szenario	Bestandsänderung auf Marktwertbasis in Mio. EUR
Aktien	Aktienkurse +10 %	200,0
	Aktienkurse +20 %	400,1
	Aktienkurse -10 %	-200,0
	Aktienkurse -20 %	-400,1
	Marktwerte zum 31.12.2007	2.000,4

Währungsrisiken sind für ein international agierendes Rückversicherungsunternehmen – in dem ein wesentlicher Teil des Geschäfts in Fremdwährung gezeichnet wird – von großer Bedeutung. Da wir konsequent das Prinzip der kongruenten Währungsbedeckung befolgen, werden diese Risiken jedoch weitgehend neutralisiert.

Bonitätsrisiken können sich aus dem Ausfall (Zins und/oder Tilgung) oder der Änderung der Bonität (Ratingreduzierung) der Emittenten von Wertpapieren ergeben. Der Bonitätsbeurteilung – anhand der in den Kapitalanlagerichtlinien festgelegten Qualitätskriterien – kommt bei uns eine zentrale Bedeutung zu.

Zusammensetzung der festverzinslichen Wertpapiere nach Ratingklassen[1]

	Staatsanleihen		Anleihen halbstaatlicher Institutionen		Unternehmensanleihen		Hypothekarisch/dinglich gesicherte Schuldverschreibungen	
	in %	in Mio. EUR	in %	in Mio. EUR	in %	in Mio. EUR	in %	in Mio. EUR
AAA	87,2	3.201,0	56,3	2.218,5	6,4	327,0	79,0	2.330,5
AA	1,2	47,7	35,6	1.398,1	29,2	1.492,4	16,2	479,4
A	5,4	196,9	7,3	288,4	47,6	2.429,1	1,8	52,1
BBB	3,2	115,9	0,6	25,5	10,6	540,7	0,8	22,9
< BBB	3,0	109,2	0,2	7,4	6,2	315,9	2,2	63,9
Gesamt	100,0	3.670,7	100,0	3.937,9	100,0	5.105,1	100,0	2.948,8

[1] Über Investmentfonds gehaltene Wertpapiere sind anteilig mit ihren jeweiligen Einzelratings berücksichtigt

Es befinden sich – vor dem Hintergrund der US-Immobilien- und Kreditkrise - keine direkt gezeichneten Kreditderivate in unserem Kapitalanlagenportefeuille. Zudem haben wir in diesem Zusammenhang keine außerbilanziellen Risiken über strukturierte Transaktionen mit Zweckgesellschaften gezeichnet. Unser Portefeuille an hypothekarisch oder dinglich gesicherten Wertpapieren enthielt zum Bilanzstichtag zu über 85 % Pfandbriefe, Kommunalobligationen und besicherte Anleihen, zu 5 % Commercial Mortgage-Backed Securities sowie zu 8 % Residential Mortgage-Backed Securities. Von letztgenannten Titeln, die Hypothekendarlehen niedriger Bonität umfassen, lagen zum Bilanzstichtag auf Marktwertbasis bei insgesamt 47,8 Mio. EUR zum Teil Subprime-Vermögenswerte zugrunde. Die auf diesem Bestand basierenden Wertberichtigungen beliefen sich auf 9,6 Mio. EUR.

Unter dem Liquiditätsrisiko verstehen wir die Gefahr, dass Bestände bzw. offene Positionen wegen Illiquidität der Märkte nicht oder nur mit Verzögerungen bzw. Kursabschlägen veräußert bzw. geschlossen werden können, sowie die Gefahr, dass die gehandelten Volumina die betroffenen Märkte beeinflussen. Regelmäßige Liquiditätsplanungen sowie eine liquide Anlagestruktur der Kapitalanlagen sorgen dafür, dass die Hannover Rück jederzeit in der Lage ist, die erforderlichen Auszahlungen zu leisten. Beispielsweise steuern wir das Liquiditätsrisiko dadurch, dass wir jedem Wertpapier eine Liquiditätskennziffer zuordnen. Die Einhaltung der in unseren Richtlinien zur Kapitalanlage festgelegten Grenzen pro Liquiditätsklasse unterliegt einer täglichen Kontrolle. Die Verteilung der Kapitalanlagen über die verschiedenen Liquiditätsklassen wird in den monatlichen Kapitalanlageberichten dargestellt und durch Limite gesteuert. Der Anteil der börsentäglich ohne Abschlag liquidierbaren Kapitalanlagebestände betrug zum Stichtag über 50 % und zeigt die hohe Liquidität unseres Portfolios.

Gewichtung wesentlicher Kapitalanlagen[1]

in %	Rahmenwert gemäß Kapitalanlagerichtlinien	2007	2006
Renten (Direktbestand und Investmentfonds)	mind. 50,0	79,1	82,0
Börsennotierte Aktien (Direktbestand und Investmentfonds)	max. 17,5	10,1	8,2
Immobilien	max. 5,0	0,1	0,1

[1] Ermittlung auf Marktwertbasis

Zur Teilabsicherung von Beständen, insbesondere im Hinblick auf Preis-, Währungskurs- und Zinsänderungsrisiken, setzen wir Short-Call- und Long-Put-Optionen sowie Swaps ein. Darüber hinaus haben wir im Berichtsjahr derivative Finanzinstrumente eingesetzt, um unser Portefeuille im Hinblick auf Risiko-Ertrags-Gesichtspunkte zu optimieren. Um Risiken aus der Anwendung dieser Geschäfte zu vermeiden, werden die Verträge ausschließlich mit erstklassigen Kontrahenten abgeschlossen und die Vorgaben aus den Anlagerichtlinien strikt kontrolliert.

Zu den grundlegenden qualitativen Aussagen, z. B. zur Risikomanagement-Organisation oder Einschätzung der Risikolage, verweisen wir auf den Risikobericht im Lagebericht.

7. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

7.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Klassifikation und Bewertung der Kapitalanlagen erfolgt gemäß IAS 39 „Financial Instruments: Recognition and Measurement".

Die Hannover Rück klassifiziert Kapitalanlagen in die Kategorien Dauerbestand, Darlehen und Forderungen, ergebniswirksam zum Zeitwert bewertete Finanzinstrumente sowie dispositiver Bestand. Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der jeweiligen Anlageintention.

Ferner umfassen die Kapitalanlagen Anteile an assoziierten Unternehmen, fremdgenutzten Grundbesitz, sonstige Kapitalanlagen, kurzfristige Anlagen, laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand sowie Depotforderungen.

Zu weiteren Erläuterungen verweisen wir auf Kapitel 3.2 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden".

Restlaufzeiten der fest- und variabel verzinslichen Wertpapiere

in TEUR	2007		2006	
	Fortgeführte Anschaffungskosten	Marktwert	Fortgeführte Anschaffungskosten	Marktwert
Dauerbestand				
innerhalb eines Jahres	34.241	32.885	66.775	66.892
zwischen einem und zwei Jahren	1.705	1.662	27.742	27.295
zwischen zwei und drei Jahren	34.779	34.363	-	-
zwischen drei und vier Jahren	194.052	195.724	21.615	21.749
zwischen vier und fünf Jahren	251.385	254.908	203.263	204.026
zwischen fünf und zehn Jahren	962.695	966.897	1.271.484	1.281.502
nach mehr als zehn Jahren	9.959	10.396	11.178	11.357
Gesamt	1.488.816	1.496.835	1.602.057	1.612.821
Darlehen und Forderungen				
innerhalb eines Jahres	32.710	33.086	38.480	38.636
zwischen einem und zwei Jahren	68.132	67.068	33.631	34.203
zwischen zwei und drei Jahren	131.788	127.981	69.169	67.579
zwischen drei und vier Jahren	113.524	109.759	128.392	124.386
zwischen vier und fünf Jahren	19.496	19.417	95.100	91.091
zwischen fünf und zehn Jahren	1.037.707	1.002.324	647.424	627.393
nach mehr als zehn Jahren	134.532	136.201	151.447	151.433
Gesamt	1.537.889	1.495.836	1.163.643	1.134.721
Dispositiver Bestand				
innerhalb eines Jahres[1]	2.921.871	2.917.572	2.454.293	2.453.410
zwischen einem und zwei Jahren	1.407.784	1.403.733	1.700.790	1.692.481
zwischen zwei und drei Jahren	1.214.907	1.196.631	1.678.241	1.637.918
zwischen drei und vier Jahren	1.273.380	1.276.467	1.566.342	1.562.701
zwischen vier und fünf Jahren	1.377.471	1.372.244	1.187.735	1.175.674
zwischen fünf und zehn Jahren	3.854.813	3.813.167	4.543.454	4.472.663
nach mehr als zehn Jahren	1.796.485	1.763.484	1.123.275	1.139.366
Gesamt	13.846.711	13.743.298	14.254.130	14.135.213
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente				
innerhalb eines Jahres	66.784	66.784	102.378	102.482
zwischen einem und zwei Jahren	29.087	29.087	895	1.224
zwischen zwei und drei Jahren	-	-	-	-
zwischen drei und vier Jahren	-	-	-	-
zwischen vier und fünf Jahren	-	-	-	-
zwischen fünf und zehn Jahren	34.133	35.089	31.840	31.928
nach mehr als zehn Jahren	27.187	27.780	27.411	30.829
Gesamt	157.191	158.740	162.524	166.463

[1] *Inklusive kurzfristiger Anlagen und flüssiger Mittel*

Die dargestellten Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Variabel verzinsliche Anleihen (sogenannte „Floater") sind im Bereich der Restlaufzeiten bis zu einem Jahr dargestellt und stellen unser zinsbedingtes, unterjähriges Wiederanlagerisiko dar.

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem Dauerbestand der Kapitalanlagen sowie deren Marktwerte

in TEUR	2007				
	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	49.589	-	827	760	49.522
Schuldtitel der US-Regierung	322.776	20.604	–	2.628	346.008
Schuldtitel anderer ausländischer Staaten	18.315	121	52	26	18.410
Schuldtitel halbstaatlicher Institutionen	426.857	9.617	2.887	8.694	442.281
Schuldtitel von Unternehmen	410.476	3.595	12.911	10.562	411.722
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	232.997	–	9.241	5.136	228.892
Gesamt	1.461.010	33.937	25.918	27.806	1.496.835

in TEUR	2006				
	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	52.922	-	1.355	813	52.380
Schuldtitel der US-Regierung	358.281	4.455	–	2.942	365.678
Schuldtitel anderer ausländischer Staaten	6.648	84	-	25	6.757
Schuldtitel halbstaatlicher Institutionen	455.039	8.305	1.709	9.402	471.037
Schuldtitel von Unternehmen	446.116	7.290	3.150	11.536	461.792
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	252.169	90	3.246	6.164	255.177
Gesamt	1.571.175	20.224	9.460	30.882	1.612.821

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus Darlehen und Forderungen sowie deren Marktwerte

in TEUR	2007				
	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel von EU-Mitgliedstaaten	29.327	80	975	563	28.995
Schuldtitel halbstaatlicher Institutionen	248.616	22	11.583	3.403	240.458
Schuldtitel von Unternehmen	558.914	1.455	18.794	11.575	553.150
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	427.704	2.904	15.162	7.952	423.398
Sonstige	215.606	-	-	34.229	249.835
Gesamt	1.480.167	4.461	46.514	57.722	1.495.836

in TEUR	2006				
	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel von EU-Mitgliedstaaten	19.979	-	468	168	19.679
Schuldtitel halbstaatlicher Institutionen	220.901	191	9.471	2.755	214.376
Schuldtitel von Unternehmen	368.929	989	11.325	5.435	364.028
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	293.129	1.173	10.011	4.297	288.588
Sonstige	225.393	-	-	22.657	248.050
Gesamt	1.128.331	2.353	31.275	35.312	1.134.721

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem dispositiven Bestand sowie deren Marktwerte

in TEUR	2007				
	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	901.704	4.112	5.851	16.732	916.697
Schuldtitel der US-Regierung	1.526.131	46.316	175	17.660	1.589.932
Schuldtitel anderer ausländischer Staaten	376.357	2.266	2.471	3.265	379.417
Schuldtitel halbstaatlicher Institutionen	3.148.956	37.330	31.213	50.896	3.205.969
Schuldtitel von Unternehmen	3.384.791	26.302	117.316	64.942	3.358.719
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	2.201.889	18.982	49.708	36.101	2.207.264
Aus Investmentfonds	842.933	13.547	45.534	8.111	819.057
	12.382.761	148.855	252.268	197.707	12.477.055
Dividendentitel					
Aktien	701.961	84.757	23.583	-	763.135
Aus Investmentfonds	1.107.388	129.867	-	-	1.237.255
	1.809.349	214.624	23.583	-	2.000.390
Kurzfristige Anlagen	929.976	-	-	845	930.821
Gesamt	15.122.086	363.479	275.851	198.552	15.408.266

in TEUR	2006				
	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	980.946	1.747	12.241	15.982	986.434
Schuldtitel der US-Regierung	1.899.898	3.215	25.662	22.933	1.900.384
Schuldtitel anderer ausländischer Staaten	289.717	608	1.780	2.068	290.113
Schuldtitel halbstaatlicher Institutionen	3.360.131	11.949	47.231	50.403	3.375.252
Schuldtitel von Unternehmen	3.801.556	27.667	64.041	72.280	3.837.462
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1.864.670	12.471	27.381	25.539	1.875.299
Aus Investmentfonds	784.131	17.234	15.472	11.313	797.206
	12.980.549	74.891	193.808	200.518	13.062.150
Dividendentitel					
Aktien	428.788	76.980	2.491	-	503.277
Aus Investmentfonds	944.959	138.076	241	-	1.082.794
	1.373.747	215.056	2.732	-	1.586.071
Kurzfristige Anlagen	720.482	-	-	805	721.287
Gesamt	15.074.778	289.947	196.540	201.323	15.369.508

Marktwerte vor und nach abgegrenzten Zinsen sowie abgegrenzte Zinsen aus den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten

in TEUR	2007		
	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Festverzinsliche Wertpapiere			
Schuldtitel halbstaatlicher Institutionen	9.844	331	10.175
Schuldtitel von Unternehmen	146.280	1.631	147.911
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	654	-	654
	156.778	1.962	158.740
Sonstige Finanzinstrumente			
Derivate	20.385	-	20.385
Sonstige	-	-	-
	20.385	-	20.385
Gesamt	177.163	1.962	179.125

in TEUR	2006		
	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Festverzinsliche Wertpapiere			
Schuldtitel halbstaatlicher Institutionen	9.488	231	9.719
Schuldtitel von Unternehmen	150.611	1.683	152.294
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	4.431	19	4.450
	164.530	1.933	166.463
Sonstige Finanzinstrumente			
Derivate	22.368	-	22.368
Sonstige	10.207	-	10.207
	32.575	-	32.575
Gesamt	197.105	1.933	199.038

Unter den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten weist die Hannover Rück zum 31. Dezember 2007 die zuvor im Handelsbestand dargestellten, aus der Versicherungstechnik resultierenden Derivate in Höhe von 18,5 Mio. EUR (22,4 Mio. EUR) aus, die vom Grundgeschäft getrennt und zum Zeitwert bewertet wurden. Darüber hinaus sind die vormals im Handelsbestand ausgewiesenen Verkaufsoptionen auf die Indizes Dax und EuroStoxx 50 mit einem Marktwert in Höhe von 1,9 Mio. EUR erstmals zum 31. Dezember 2007 in dieser Position ausgewiesen worden. Für weitergehende Informationen verweisen wir auf die Erläuterungen zu derivativen Finanzinstrumenten in diesem Kapitel. Die Vorperiodenangaben wurden entsprechend rückwirkend angepasst.

Unter Nutzung der in IAS 39 enthaltenen, sog. Fair Value Option haben wir Darlehen und Forderungen in Höhe von 60,9 Mio. EUR (62,6 Mio. EUR) in die Kategorie der ergebniswirksam zum Zeitwert bewerteten Finanzinstrumente eingeordnet. Dabei handelt es sich um nicht besicherte, von Unternehmen begebene Wertpapiere.

Ergebnis der Kapitalanlagen

in TEUR	2007	2006
Erträge aus Grundstücken	1.653	15.334
Dividenden	40.656	40.215
Zinserträge	759.187	710.271
Sonstige Kapitalanlageerträge	57.524	26.742
Ordentliche Kapitalanlageerträge	859.020	792.562
Ergebnis aus Anteilen an assoziierten Unternehmen	11.028	6.360
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	244.046	305.054
Realisierte Verluste aus dem Abgang von Kapitalanlagen	69.735	87.656
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	-18.771	19.157
Abschreibungen auf Grundstücke	545	4.569
Abschreibungen auf Dividendentitel	34.242	7.776
Abschreibungen auf festverzinsliche Wertpapiere	26.603	-
Abschreibungen auf Beteiligungen und sonstige Kapitalanlagen	10.592	6.626
Sonstige Kapitalanlageaufwendungen	51.968	49.470
Nettoerträge aus selbst verwalteten Kapitalanlagen	901.638	967.036
Depotzinserträge	259.921	289.909
Depotzinsaufwendungen	39.813	68.001
Kapitalanlageergebnis	1.121.746	1.188.944

Die außerplanmäßigen Abschreibungen in Höhe von 71,4 Mio. EUR (14,4 Mio. EUR) entfallen ausschließlich auf den dispositiven Bestand der Kapitalanlagen. Die Abschreibungen auf festverzinsliche Wertpapiere in Höhe von 26,6 Mio. EUR (Vj.: keine) entfallen mit 9,6 Mio. EUR (Vj.: keine) auf strukturierte Wertpapiere, die im Zusammenhang mit der Krise im US-Immobilienbereich stehen und von der Hannover Rück als ausfallgefährdet angesehen wurden. Die Abschreibungen auf festverzinsliche Wertpapiere wurden im Wesentlichen bei strukturierten Anlagen vorgenommen und durch Einzelbetrachtung festgestellt. Hierbei werden nicht nur die reinen Marktwertentwicklungen der Titel berücksichtigt, sondern auch qualitative Merkmale. Der Marktwert der zugrunde liegenden Titel belief sich zum 31. Dezember 2007 auf 66,8 Mio. EUR. Auf sie entfielen zum Stichtag abgegrenzte Zinsen in Höhe von 0,1 Mio. EUR. Ferner wurden Aktien, deren Zeitwert signifikant oder dauerhaft unter die Anschaffungskosten gesunken war, in Höhe von 34,2 Mio. EUR (7,8 Mio. EUR) als wertgemindert betrachtet. Zu weiteren Erläuterungen hinsichtlich der Wertberichtigungskriterien verweisen wir auf Kapitel 3.2 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden".

Zinserträge aus Kapitalanlagen

in TEUR	2007	2006
Festverzinsliche Wertpapiere – Dauerbestand	66.680	76.138
Festverzinsliche Wertpapiere – Darlehen und Forderungen	45.898	37.395
Festverzinsliche Wertpapiere – dispositiver Bestand	558.477	545.450
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	12.284	5.351
Sonstige	75.848	45.937
Gesamt	759.187	710.271

Nettogewinne und -verluste aus Kapitalanlagen

in TEUR	2007					
	Ordentliche Kapitalanlageerträge[1]	Realisierte Gewinne und Verluste	Abschreibungen	Unrealisierte Gewinne und Verluste	Nettoergebnis aus selbst verwalteten Kapitalanlagen[2]	Währungskursergebnis
Dauerbestand						
Festverzinsliche Wertpapiere	74.991	-305	-	-	74.686	28
Darlehen und Forderungen						
Festverzinsliche Wertpapiere	46.015	934	-	-	46.949	-1.909
Dispositiver Bestand						
Festverzinsliche Wertpapiere	572.600	-22.483	26.603	-	523.514	2.980
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere	38.169	160.366	34.242	-	164.293	-
Sonstige Kapitalanlagen	67.251	34.279	10.592	-32	90.906	790
Kurzfristige Anlagen	52.496	-	-	-	52.496	-17.949
Ergebniswirksam zum Zeitwert bewertet						
Festverzinsliche Wertpapiere	10.458	3.745	-	438	14.641	-671
Sonstige Finanzinstrumente	1.412	-3	-	-9.862	-8.453	-
Übrige	6.656	-2.222	545	-9.315	-5.426	-250
Gesamt	870.048	174.311	71.982	-18.771	953.606	-16.981

[1] Inkl. Ergebnis aus assoziierten Unternehmen
[2] Ohne sonstige Kapitalanlageaufwendungen

in TEUR	2006					
	Ordentliche Kapitalanlageerträge[1]	Realisierte Gewinne und Verluste	Abschreibungen	Unrealisierte Gewinne und Verluste	Nettoergebnis aus selbst verwalteten Kapitalanlagen[2]	Währungskursergebnis
Dauerbestand						
Festverzinsliche Wertpapiere	80.647	-	-	-	80.647	-54.256
Darlehen und Forderungen						
Festverzinsliche Wertpapiere	37.415	1.172	-	-	38.587	-1.938
Dispositiver Bestand						
Festverzinsliche Wertpapiere	553.580	-26.110	-	-	527.470	46.520
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere	37.853	190.932	7.776	-	221.009	-
Sonstige Kapitalanlagen	28.705	16.546	6.626	334	38.959	-263
Kurzfristige Anlagen	37.529	-	-	-	37.529	2.176
Ergebniswirksam zum Zeitwert bewertet						
Festverzinsliche Wertpapiere	4.865	805	-	12.079	17.749	-766
Sonstige Finanzinstrumente	659	1.209	-	130	1.998	-
Übrige	17.669	32.844	4.569	6.614	52.558	4.284
Gesamt	798.922	217.398	18.971	19.157	1.016.506	-4.243

[1] Inkl. Ergebnis aus assoziierten Unternehmen
[2] Ohne sonstige Kapitalanlageaufwendungen

Die Nettogewinne und -verluste aus Kapitalanlagen des Dauerbestands, aus Darlehen und Forderungen sowie aus dem dispositiven Bestand setzen sich aus Zinserträgen, Realisierungen und Abschreibungen zusammen. Bei den ergebniswirksam zum Zeitwert bewerteten festverzinslichen Wertpapieren und denen des Handelsbestands werden zusätzlich die Veränderungen der unrealisierten Gewinne und Verluste berücksichtigt.

Unter Berücksichtigung der sonstigen Kapitalaufwendungen in Höhe von 52,0 Mio. EUR (49,5 Mio. EUR) wurden in der Berichtsperiode Nettoerträge aus selbst verwalteten Kapitalanlagen in Höhe von insgesamt 901,6 Mio. EUR (967,0 Mio. EUR) erfasst.

Eigenkapitalwirksame Bewertungen des dispositiven Bestands

in TEUR	2007	2006
Änderungen der Neubewertungsrücklage aus Marktbewertung und Transaktionen	Neubewertungsrücklage aus Kapitalanlagen	
Zuführung von Gewinnen/Verlusten aus der Zeitwert-Bewertung des dispositiven Bestandes	103.639	-84.444
Überführung von Gewinnen/Verlusten aus der Zeitwert-Bewertung des dispositiven Bestandes in das Periodenergebnis	-48.513	-29.662
Gesamt	55.126	-114.106

Ratingstruktur der festverzinslichen Wertpapiere

in TEUR	2007								
	AAA	AA	A	BBB	BB	B	C	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	708.730	319.476	379.793	80.817	-	-	-	-	1.488.816
Festverzinsliche Wertpapiere – Darlehen und Forderungen	316.530	570.013	599.189	43.687	161	20	-	8.289	1.537.889
Festverzinsliche Wertpapiere – dispositiver Bestand	6.753.511	2.953.584	1.849.507	493.561	27.020	244.497	7.417	147.958	12.477.055
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	1.445	26.143	32.559	37.821	26.649	30.715	-	3.408	158.740
Gesamte festverzinsliche Wertpapiere	7.780.216	3.869.216	2.861.048	655.886	53.830	275.232	7.417	159.655	15.662.500
Derivate	-	-701	8.908	-1.555	-1.138	-41	-1	-979	4.493
Gesamte festverzinsliche Wertpapiere inkl. Derivate	7.780.216	3.868.515	2.869.956	654.331	52.692	275.191	7.416	158.676	15.666.993

in TEUR	2006								
	AAA	AA	A	BBB	BB	B	C	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	752.170	350.784	430.610	68.493	-	-	-	-	1.602.057
Festverzinsliche Wertpapiere – Darlehen und Forderungen	301.546	311.219	501.937	43.617	161	5.163	-	-	1.163.643
Festverzinsliche Wertpapiere – dispositiver Bestand	7.045.032	2.730.169	2.473.254	445.955	32.075	284.744	10.117	40.804	13.062.150
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	1.170	28.177	27.543	48.124	24.680	36.061	708	-	166.463
Gesamte festverzinsliche Wertpapiere	8.099.918	3.420.349	3.433.344	606.189	56.916	325.968	10.825	40.804	15.994.313
Derivate	-	-5.820	-27	-	-	-	-	-	-5.847
Gesamte festverzinsliche Wertpapiere inkl. Derivate	8.099.918	3.414.529	3.433.317	606.189	56.916	325.968	10.825	40.804	15.988.466

Die Kapitalanlagen werden in den folgenden Währungen gehalten

in TEUR	2007								
	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	12.136	32.717	841.003	39.073	–	544.911	18.976	–	1.488.816
Festverzinsliche Wertpapiere – Darlehen und Forderungen	–	7.095	1.415.113	21.155	–	67.034	–	27.492	1.537.889
Festverzinsliche Wertpapiere – dispositiver Bestand	706.327	386.111	4.404.086	1.184.578	61.008	5.257.713	168.690	308.542	12.477.055
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	–	–	39.821	–	–	118.919	–	–	158.740
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	13.939	3.160	1.517.465	8.561	–	434.455	20.290	2.520	2.000.390
Sonstige Finanzinstrumente – ergebniswirksam zum Zeitwert bewertet	–	–	20.385	–	–	–	–	–	20.385
Andere Kapitalanlagen	–	–	372.331	1.182	–	489.065	3.180	–	865.758
Kurzfristige Anlagen, flüssige Mittel	43.198	24.881	245.128	69.007	25.407	725.038	59.836	73.748	1.266.243
Gesamte Kapitalanlagen	775.600	453.964	8.855.332	1.323.556	86.415	7.637.135	270.972	412.302	19.815.276

in TEUR	2006								
	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	18.238	30.851	880.977	42.857	–	605.025	24.109	–	1.602.057
Festverzinsliche Wertpapiere – Darlehen und Forderungen	–	–	1.061.532	7.620	–	66.078	–	28.413	1.163.643
Festverzinsliche Wertpapiere – dispositiver Bestand	636.706	325.650	4.485.611	1.118.848	43.268	6.086.480	116.042	249.545	13.062.150
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	–	–	44.717	–	–	121.746	–	–	166.463
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	19.728	2.760	1.410.630	6.871	–	122.763	21.490	1.829	1.586.071
Sonstige Finanzinstrumente – ergebniswirksam zum Zeitwert bewertet	–	–	26.296	–	–	6.279	–	–	32.575
Andere Kapitalanlagen	–	–	333.773	3.453	419	465.792	3.775	742	807.954
Kurzfristige Anlagen, flüssige Mittel	31.899	20.107	197.081	87.275	21.854	513.718	92.982	108.147	1.073.063
Gesamte Kapitalanlagen	706.571	379.368	8.440.617	1.266.924	65.541	7.987.881	258.398	388.676	19.493.976

Derivative Finanzinstrumente

Derivate sind Finanzinstrumente, deren Marktwert von einem zugrunde liegenden Handelsgegenstand, wie z. B. Aktien, Rentenpapiere, Indizes oder Devisen, abgeleitet wird. Derivative Finanzinstrumente setzen wir in geringem Umfang ein, um Teilbestände gegen Zins- und Marktpreisrisiken abzusichern, Erträge zu optimieren oder Kauf- und Verkaufsabsichten zu realisieren. Dabei wird besonders darauf geachtet, die Risiken zu begrenzen, erstklassige Kontrahenten auszuwählen und die Vorgaben aus Anlagerichtlinien strikt zu kontrollieren.

Die Marktwerte der derivativen Finanzinstrumente wurden auf der Basis der am Bilanzstichtag zur Verfügung stehenden Marktinformationen sowie der Effektivzinsmethode ermittelt. Soweit das Grundgeschäft und das Derivat nicht als Einheit bilanziert werden, wird das Derivat unter den sonstigen, ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten oder unter den anderen Verbindlichkeiten ausgewiesen.

Zum 31. Dezember 2007 befanden sich 4.400 im Berichtsjahr erworbene Verkaufsoptionskontrakte auf den deutschen Aktienindex Dax mit Basis 7.150 sowie 22.000 Verkaufsoptionen auf den Aktienindex EuroStoxx 50 mit Basis 4.050 im Bestand. Damit war insgesamt ein Aktienbestand von 124,2 Mio. EUR zu den genannten Werten gesichert. Der Marktwert dieser Art von derivativen Finanzinstrumenten betrug zum 31. Dezember 2007 1,9 Mio. EUR und wurde unter den sonstigen, ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten ausgewiesen. Die Marktwertänderung dieser Kontrakte belief sich im Jahr 2007 auf 1,8 Mio. EUR und wurde unter unrealisierten Gewinnen im Kapitalanlageergebnis ausgewiesen.

Die zum 31. Dezember 2007 gehaltenen Short-Call-Optionskontrakte auf den Aktienindex S&P 500 wurden im Berichtsjahr geschlossen. Die daraus resultierenden Verluste in Höhe von 2,3 Mio. EUR wurden unter den realisierten Verlusten aus dem Abgang von Kapitalanlagen im Kapitalanlageergebnis ausgewiesen.

Derivate Finanzinstrumente im Zusammenhang mit der Rückversicherung
Eine geringe Anzahl von Verträgen im Bereich der Personen-Rückversicherung weist Merkmale auf, die die Anwendung der Vorschriften des IFRS 4.7 bis 9 zu eingebetteten Derivaten erfordern. Nach diesen Vorschriften sind bestimmte in Rückversicherungsverträgen eingebettete Derivate von dem zugrunde liegenden Versicherungsvertrag („Host Contract") zu trennen, separat gemäß IAS 39 zum Marktwert zu bilanzieren und unter den Kapitalanlagen auszuweisen. Schwankungen im Marktwert der derivativen Komponenten sind in den Folgeperioden ergebniswirksam zu erfassen.

Im Rahmen der Bilanzierung von „Modified coinsurance"- und „Coinsurance funds withheld" (Modco)-Rückversicherungsverträgen, bei denen Wertpapierdepots von den Zedenten gehalten und Zahlungen auf Basis des Ertrags bestimmter Wertpapiere des Zedenten geleistet werden, sind die Zinsrisikoelemente klar und eng mit den unterliegenden Rückversicherungsvereinbarungen verknüpft. Folglich resultieren eingebettete Derivate ausschließlich aus dem Kreditrisiko des zugrunde gelegten Wertpapierportefeuilles.

Die Hannover Rück ermittelt die Marktwerte der in die Modco-Verträge eingebetteten Derivate unter Verwendung der zum Bewertungsstichtag verfügbaren Marktinformationen auf Basis einer „Credit Spread"-Methode, bei der das Derivat zum Zeitpunkt des Vertragsabschlusses einen Wert von Null aufweist und im Zeitablauf aufgrund der Veränderungen der Credit Spreads der Wertpapiere schwankt. Das Derivat hat zum Bilanzstichtag einen negativen Wert in Höhe von 13,0 Mio. EUR und wird unter den anderen Verbindlichkeiten ausgewiesen. Die Ergebnisbelastung aus dem Derivat belief sich zum Bilanzstichtag auf insgesamt 20,0 Mio. EUR vor Steuern (Vj.: Ergebnisverbesserung in Höhe von 0,2 Mio. EUR). Diese Entwicklung ist ausschließlich auf die anhaltende Ausweitung der Credit Spreads im Berichtsjahr – insbesondere im vierten Quartal – zurückzuführen. Die zugrunde liegenden Wertpapiere haben eine hohe Qualität und wurden im Berichtsjahr nicht herabgestuft.

Bei einer weiteren Gruppe von Verträgen aus dem Bereich der Personen-Rückversicherung erfolgt die Bewertung der derivativen Komponente auf Basis stochastischer Überlegungen. Die Bewertung führte am Bilanzstichtag zu einem positiven Derivatwert in Höhe von 12,7 Mio. EUR. Das Derivat wurde unter den sonstigen, ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten ausgewiesen. Aus der Bewertung resultierte zum 31. Dezember 2007 eine Ergebnisbelastung in Höhe von 0,7 Mio. EUR.

Die „Eurus"-Transaktion begründet gemäß IAS 39.9 ein Derivat, dessen Zeitwert zum 31. Dezember 2007 -2,9 Mio. EUR (0,1 Mio. EUR) beträgt und das wir zum Stichtag unter den sonstigen Verbindlichkeiten ausgewiesen haben. Aus der Bewertung resultierte im Berichtsjahr eine Ergebnisbelastung in Höhe von 3,0 Mio. EUR. Wir verweisen auf die Erläuterungen im Kapitel 4 „Konsolidierungskreis und -grundsätze" zur Verbriefung von Rückversicherungsrisiken.

Auch die „Merlin"-Transaktion begründet ein Derivat, dessen Zeitwert zum Bilanzstichtag 5,8 Mio. EUR beträgt und das wir unter den sonstigen, ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten ausgewiesen haben. Aus der Bewertung dieses Derivats resultierte im Berichtsjahr eine Ergebnisverbesserung in Höhe von 5,8 Mio. EUR. Wir verweisen auf die Erläuterungen in Kapitel 4 „Konsolidierungskreis und -grundsätze" zur Verbriefung von Rückversicherungsrisiken

Insgesamt führte die Anwendung der Regelungen zur Bilanzierung von Derivaten im Zusammenhang mit der Versicherungstechnik zum Bilanzstichtag zu einem Ausweis von Vermögenswerten in Höhe von 18,5 Mio. EUR (22,4 Mio. EUR) sowie zu einem Ausweis von Verbindlichkeiten aus den aus versicherungstechnischen Posten resultierenden Derivaten in Höhe von 15,9 Mio. EUR (Vj.: keine). Aus den Derivaten waren im Berichtsjahr Ergebnisverbesserungen in Höhe von 5,8 Mio. EUR (0,2 Mio. EUR) sowie Ergebnisbelastungen in Höhe von 23,7 Mio. EUR (Vj.: keine) zu verzeichnen.

Assoziierte Unternehmen

Anteile an assoziierten Unternehmen

in TEUR	2007	2006
Bilanzwert zum 31.12. Vj.	166.646	170.414
Währungsumrechnung zum 1.1.	-271	-1.132
Anfangsbestand zum 1.1. Gj.	166.375	169.282
Zugänge	-	948
Abgänge	94	4.464
Erfolgswirksame Anpassung	3.819	3.962
Erfolgsneutrale Anpassung	743	-3.214
Währungsumrechnung zum 31.12.	-4	132
Nettobuchwert zum 31.12. Gj.	170.839	166.646

Für die „At-Equity" bewerteten Gesellschaften liegen keine öffentlichen Preisnotierungen vor.

Im Nettobuchwert der assoziierten Unternehmen ist ein Goodwill in Höhe von 21,6 Mio. EUR (21,6 Mio. EUR) enthalten.

Für weitere Angaben zu unseren wesentlichen Beteiligungen verweisen wir auf Kapitel 4 „Konsolidierungskreis und -grundsätze".

Grundbesitz

Der Grundbesitz gliedert sich in einen eigengenutzten und einen fremdgenutzten Anteil. Der zur Einnahmenerzielung im Bestand befindliche fremdgenutzte Grundbesitz wird unter den Kapitalanlagen ausgewiesen. Die Bewertung erfolgt mit den Anschaffungskosten, vermindert um die planmäßigen Abschreibungen mit Nutzungsdauern bis zu maximal 50 Jahren. Eigengenutzter Grundbesitz wird unter den sonstigen Vermögenswerten ausgewiesen.

Die Erträge und Aufwendungen aus Mietverträgen sind im Kapitalanlageergebnis enthalten.

Entwicklung des fremdgenutzten Grundbesitzes

in TEUR	2007	2006
Bruttobuchwert zum 31.12. Vj.	42.215	290.507
Währungsumrechnung zum 1.1.	-957	-9.902
Bruttobuchwert nach Währungsumrechnung zum 1.1. Gj.	41.258	280.605
Veränderung im Konsolidierungskreis	-	-83.015
Zugänge	166	2.911
Abgänge	58	162.058
Umgliederung	-	-12
Währungsumrechnung zum 31.12.	4	3.784
Bruttobuchwert zum 31.12. Gj.	41.370	42.215
Kumulierte Abschreibungen zum 31.12. Vj.	24.236	92.385
Währungsumrechnung zum 1.1.	-302	-1.929
Kumulierte Abschreibungen nach Währungsumrechnung zum 1.1. Gj.	23.934	90.456
Veränderung im Konsolidierungskreis	-	-16.687
Abschreibungen		
planmäßig	545	3.961
außerplanmäßig	-	608
Abgänge	57	54.785
Währungsumrechnung zum 31.12.	-14	683
Kumulierte Abschreibungen zum 31.12. Gj.	24.408	24.236
Nettobuchwert zum 31.12. Vj.	17.979	198.122
Nettobuchwert zum 1.1. Gj.	17.324	190.149
Nettobuchwert zum 31.12. Gj.	16.962	17.979

Der Marktwert des fremdgenutzten Grundbesitzes beträgt zum Bilanzstichtag 21,3 Mio. EUR (22,4 Mio. EUR). Der Ermittlung der Verkehrswerte des Grundbesitzes liegt die Ertragswertmethode zugrunde.

Sonstige Kapitalanlagen

Die sonstigen Kapitalanlagen enthalten im Wesentlichen zu Marktwerten bewertete Beteiligungen an Personengesellschaften in Höhe von 528,2 Mio. EUR (449,8 Mio. EUR). Die fortgeführten Anschaffungskosten dieser Beteiligungen betragen 385,2 Mio. EUR (336,4 Mio. EUR), ferner wurden unrealisierte Gewinne in Höhe von 155,1 Mio. EUR (120,3 Mio. EUR) und unrealisierte Verluste in Höhe von 12,1 Mio. EUR (6,9 Mio. EUR) aus diesen Beteiligungen erfasst.

Kurzfristige Geldanlagen

Hier sind Anlagen mit einer ursprünglichen Restlaufzeit bis zu einem Jahr ausgewiesen.

7.2 Versicherungstechnische Aktiva und Passiva

Versicherungstechnische Aktiva
Die Anteile der Retrozessionäre an den versicherungstechnischen Rückstellungen basieren auf den vertraglichen Vereinbarungen der zugrunde liegenden Rückversicherungsverträge. Für nähere Angaben verweisen wir auf unsere Ausführungen zu den versicherungstechnischen Rückstellungen in diesem Kapitel sowie auf die Erläuterungen in Kapitel 6.1 „Übergreifende Risikosteuerung".

Die Depotforderungen in Höhe von 8.610,6 Mio. EUR (8.730,7 Mio. EUR) repräsentieren die von uns bei unseren Zedenten gestellten Bar- und Wertpapierdepots, die keine Zahlungsströme auslösen und die von den Zedenten nicht ohne unsere Zustimmung verwertet werden können. Sie verhalten sich laufzeitenkongruent zu den ihnen zuzuordnenden Rückstellungen. Bei Ausfall einer Depotforderung reduziert sich in gleichem Maß unsere Rückversicherungsverpflichtung.

SFAS 60 „Accounting and Reporting by Insurance Enterprises" verlangt die Aktivierung von Abschlusskosten als Vermögenswerte sowie deren Auflösung über die Gewinn- und Verlustrechnung proportional zu der verdienten Prämie.

Bei Rückversicherungsverträgen für fondsgebundene Lebensversicherungsverträge, die nach SFAS 97 als Universal-Life-Type-Verträge klassifiziert wurden, werden die aktivierten Abschlusskosten unter Berücksichtigung der Laufzeit der Versicherungsverträge proportional zu den erwarteten Gewinnmargen aus den Rückversicherungsverträgen aufgelöst. Für diese Verträge wurde ein Diskontierungszins verwendet, der auf dem Zins für mittelfristige Staatsanleihen basiert. Für Rentenversicherungen gegen Einmalbeitrag beziehen sich diese Werte auf die erwartete Policenlaufzeit oder Rentenzahlungszeit.

Bei der Personen-Rückversicherung werden die aktivierten Abschlusskosten von Lebens- und Rentenversicherungen mit laufender Prämienzahlung unter Berücksichtigung der Laufzeit der Verträge, der erwarteten Rückkäufe, der Stornoerwartungen und der erwarteten Zinserträge ermittelt.

Bei der Schaden-Rückversicherung werden Abschlusskosten, die direkt mit dem Abschluss oder der Erneuerung von Verträgen im Zusammenhang stehen, für den unverdienten Teil der Prämie abgegrenzt.

Entwicklung der abgegrenzten Abschlusskosten

in TEUR	2007	2006
Bilanzwert zum 31.12. Vj.	1.980.102	2.228.501
Währungsumrechnung zum 1.1.	-94.434	-58.124
Anfangsbestand zum 1.1. Gj.	1.885.668	2.170.377
aus aufgegebenen Geschäftsbereichen	–	31.214
Umgliederung in Kapitalanlagen	–	-154.336
Zugänge	408.643	598.204
Amortisationen	491.650	610.498
Portefeuilleeintritte/-austritte	-128	869
Währungsumrechnung zum 31.12.	4.610	6.700
Bilanzwert zum 31.12. Gj.	1.807.143	1.980.102

Für weitere Erläuterungen verweisen wir auf Kapitel 3.2 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden".

Im Folgenden wird die Altersstruktur der zum Bilanzstichtag nicht wertberichtigten, jedoch als überfällig eingestuften Abrechnungsforderungen dargestellt.

Altersstruktur der überfälligen Abrechnungsforderungen

in TEUR	2007		2006	
	drei Monate bis ein Jahr	über ein Jahr	drei Monate bis ein Jahr	über ein Jahr
Abrechnungsforderungen	92.345	64.535	287.460	69.462

Den Zahlungseingang aus den zum Datum der Sollstellung fällig gestellten Abrechnungsforderungen erwarten wir im Rahmen unseres Forderungsmanagements innerhalb eines Zeitraums von drei Monaten, den wir ebenfalls bei der Risikoanalyse berücksichtigen. Wir verweisen auf unsere Ausführungen in Kapitel 6.1 „Übergreifende Risikosteuerung".

Die Ausfallrisiken der Abrechnungsforderungen aus dem Rückversicherungsgeschäft werden durch Einzelbetrachtungen ermittelt und berücksichtigt.

Die Wertberichtigungen auf Abrechnungsforderungen, die wir auf Wertberichtigungskonten erfassen, entwickelten sich im Berichtsjahr wie folgt:

Wertberichtigungen auf Abrechnungsforderungen

in TEUR	2007
Entwicklung der Wertberichtigungen	
Kumulierte Wertberichtigungen zum 31.12. Vj.	76.626
Währungsumrechnung	5.839
Kumulierte Wertberichtigungen nach Währungsumrechnung	70.787
Wertberichtigungen des Geschäftsjahres	52.534
Zuschreibungen	18.709
Zuführung/Auflösung	23.121
Kumulierte Wertberichtigungen zum 31.12. Gj.	127.733
Bruttobuchwert der Abrechnungsforderungen zum 31.12. Gj.	2.653.604
Wertberichtigungen	127.733
Nettobuchwert Abrechnungsforderungen zum 31.12. Gj.	2.525.871

Darüber hinaus haben wir im Berichtsjahr Einzelwertberichtigungen auf die Anteile der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle vorgenommen. Wir verweisen auf die entsprechenden Erläuterungen zu der Rückstellung für noch nicht abgewickelte Versicherungsfälle in diesem Kapitel.

Zu den aus versicherungstechnischen Vermögenswerten resultierenden Kreditrisiken verweisen wir zusätzlich auf unsere Ausführungen in Kapitel 6.1 „Übergreifende Risikosteuerung" und Kapitel 6.2 „Versicherungstechnische Risiken".

Versicherungstechnische Rückstellungen

Zur Darstellung der im Selbstbehalt verbleibenden versicherungstechnischen Nettorückstellungen werden in der nachfolgenden Aufstellung die Bruttorückstellungen und die entsprechenden Anteile der Retrozessionäre, die in der Bilanz als Aktivposten auszuweisen sind, zusammenfassend gegenübergestellt.

Versicherungstechnische Rückstellungen

in TEUR	2007			2006		
	Brutto	Retro	Netto	Brutto	Retro	Netto
Rückstellung für noch nicht abgewickelte Versicherungsfälle	16.553.888	2.471.585	14.082.303	17.596.325	3.048.496	14.547.829
Deckungsrückstellung	6.143.460	255.076	5.888.384	6.109.154	447.537	5.661.617
Rückstellung für Prämienüberträge	1.186.382	92.322	1.094.060	1.581.034	339.096	1.241.938
Sonstige versicherungstechnische Rückstellungen	183.725	5.574	178.151	200.769	7.822	192.947
Gesamt	24.067.455	2.824.557	21.242.898	25.487.282	3.842.951	21.644.331

Die Rückstellungen für noch nicht abgewickelte Versicherungsfälle bemessen sich grundsätzlich nach den Aufgaben der Zedenten. Zusätzlich werden Rückstellungen für nicht gemeldete, bereits eingetretene Schäden (IBNR-Reserven) gebildet.

Bei einer bestimmten Gruppe von Verträgen des Geschäftsbereichs Hannover Re Advanced Solutions sind versicherungstechnische Rückstellungen mit Zinssätzen zwischen 6,5 % und 8,2 % (6,5 % und 8,2 %) abgezinst worden. Die Zinssätze bemessen sich nach den vertraglichen Vereinbarungen. Es handelt sich um Verträge, bei denen zwischen Abschluss und Ablaufzeitpunkt mindestens vier Jahre liegen. Das Abzinsungsvolumen beläuft sich auf 3,3 Mio. EUR (20,2 Mio. EUR). Die diskontierten Rückstellungen belaufen sich Ende 2007 auf 25,9 Mio. EUR (105,3 Mio. EUR).

Die Entwicklung der Rückstellung für noch nicht abgewickelte Versicherungsfälle ist in der folgenden Tabelle dargestellt. Beginnend mit der Bruttorückstellung wird nach Abzug der Anteile der Rückversicherer die Veränderung der Rückstellung im Berichtsjahr und im Vorjahr gezeigt.

Entwicklung der Rückstellung für noch nicht abgewickelte Versicherungsfälle

in TEUR	2007			2006		
	Brutto	Retro	Netto	Brutto	Retro	Netto
Bilanzwert zum 31.12. Vj.	17.596.325	3.048.496	14.547.829	20.210.041	4.739.026	15.471.015
Währungsumrechnung zum 1.1.	-1.189.614	-265.602	-924.012	-1.359.842	-355.453	-1.004.389
Anfangsbestand zum 1.1. Gj.	16.406.711	2.782.894	13.623.817	18.850.199	4.383.573	14.466.626
aus aufgegebenen Geschäftsbereichen	-	-	-	544.894	152.950	391.944
Aufwendungen für Versicherungsfälle (f.e.R.)[1]						
Geschäftsjahr	3.704.393	329.803	3.374.590	3.398.535	338.850	3.059.685
Vorjahre	2.065.334	421.135	1.644.199	2.417.523	504.136	1.913.387
	5.769.727	750.938	5.018.789	5.816.058	842.986	4.973.072
davon ab:						
Schadenzahlungen (f.e.R.)						
Geschäftsjahr	-1.675.688	-135.737	-1.539.951	-2.171.200	-254.203	-1.916.997
Vorjahre	-3.988.628	-971.697	-3.016.931	-4.637.998	-1.760.121	-2.877.877
	-5.664.316	-1.107.434	-4.556.882	-6.809.198	-2.014.324	-4.794.874
Einzelwertberichtigung auf Retrozessionen	-	-27.061	27.061	-	53.500	-53.500
Portefeuilleeintritte/-austritte	-4.094	291	-4.385	3.717	5.520	-1.803
Umgliederung	-	-	-	272.901	-	272.901
Währungsumrechnung zum 31.12.	45.860	17.835	28.025	7.542	37.191	-29.649
Bilanzwert zum 31.12. Gj.	16.553.888	2.471.585	14.082.303	17.596.325	3.048.496	14.547.829

[1] Inkl. direkt im Eigenkapital erfasster Aufwendungen

Im Berichtsjahr wurden Einzelwertberichtigungen auf Retrozessionen, d. h. auf die Anteile der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle, in Höhe von 27,1 Mio. EUR aufgelöst, sodass in den Anteilen der Rückversicherer an dieser Rückstellung zum Bilanzstichtag noch kumulierte Einzelwertberichtigungen in Höhe von 26,4 Mio. EUR (53,5 Mio. EUR) berücksichtigt worden sind.

Der Gesamtwert der Netto-Rückstellung vor Einzelwertberichtigungen, auf den sich die nachfolgenden Darstellungen jeweils beziehen, belief sich zum Bilanzstichtag auf 14.108,7 Mio. EUR.

In der nachfolgenden Tabelle wird die Netto-Schadenrückstellung der Jahre 1997 bis 2007 für noch nicht abgewickelte Versicherungsfälle des Geschäftsfelds Schaden-Rückversicherung sowie deren Abwicklung dargestellt (sog. Schadenabwicklungsdreieck).

Die infolge der Veräußerung der Praetorian Financial Group, Inc., New York, erfolgte Umstellung der Segmentberichterstattung auf die Geschäftsfelder Schaden- und Personen-Rückversicherung führte zu Änderungen in den Schadenabwicklungsdreiecken der dargestellten Vorperioden.

Die Schadenabwicklungsdreiecke des ehemaligen Segments der Finanz-Rückversicherung als Teil der Produktpalette der Schaden-Rückversicherung sowie die Schadenabwicklungsdreiecke des verbleibenden Teils des ehemaligen Geschäftsfelds Specialty Insurance werden nunmehr mit und in den Schadenabwicklungsdreiecken des Geschäftsfelds Schaden-Rückversicherung ausgewiesen. Die Angaben der Vorperioden haben wir rückwirkend angepasst.

Die Schadenrückstellungen beruhen naturgemäß zu einem gewissen Grad auf Schätzungen, die mit einem Unsicherheitsfaktor behaftet sind. Der Unterschied aus ursprünglicher und aktueller Einschätzung schlägt sich im Netto-Abwicklungsergebnis nieder. Darüber hinaus kommt es im Rückversicherungsgeschäft durch Rückversicherungsverträge, deren Laufzeit nicht dem Kalenderjahr entspricht oder die auf Zeichnungsjahrbasis abgeschlossen werden, regelmäßig dazu, dass Schadenaufwendungen nicht exakt dem Geschäfts- oder dem Vorjahr zugewiesen werden können. Dadurch wird insbesondere das erste Vorjahr gegebenenfalls verzerrt dargestellt. Aussagekräftige Analysen sind daher unseres Erachtens erst nach einem Zeitraum von mindestens zwei Jahren sinnvoll.

Ein maßgeblicher Einflussfaktor ist dabei auch die Wertentwicklung des Euros bezogen auf die wichtigsten Fremdwährungen. Insbesondere der Kursrückgang des US-Dollars im Vergleich zum Vorjahr um 11,6 % (11,4 %) gegenüber dem Euro führte zu einem Absinken der Brutto-Schadenrückstellungen auf Eurobasis.

Die Abwicklungsdreiecke zeigen die bilanzielle Abwicklung der zum jeweiligen Stichtag gebildeten Netto-Schadenrückstellung, die sich aus der Rückstellung für das jeweils aktuelle Jahr und die vorangegangenen Anfalljahre zusammensetzt. Dabei wird nicht die Abwicklung der Rückstellung einzelner Anfalljahre, sondern die Abwicklung der bilanziellen Rückstellung, die jährlich zum Stichtag gebildet wurde, ausgewiesen.

Netto-Schadenrückstellung und deren Abwicklung

in Mio. EUR	1997 31.12.	1998 31.12.	1999 31.12.	2000 31.12.	2001 31.12.	2002 31.12.	2003 31.12.	2004 31.12.	2005 31.12.	2006 31.12.	2007 31.12.
Rückstellung für noch nicht abgewickelte Versicherungsfälle (laut Bilanz)	5.570,1	5.913,1	7.012,5	8.482,0	12.182,7	12.863,4	13.462,2	13.120,7	14.295,9	13.279,8	12.718,2
Kumulierte Zahlungen für das betreffende Jahr und Vorjahre											
ein Jahr später	969,6	1.448,3	1.583,3	2.108,2	2.242,2	2.118,1	3.622,7	4.495,8	3.051,1	2.664,8	
zwei Jahre später	1.773,3	2.230,6	2.497,7	3.111,9	3.775,1	5.024,4	7.322,2	6.611,0	5.072,2		
drei Jahre später	2.234,6	2.711,7	3.226,2	4.174,2	6.032,1	7.764,8	8.780,2	7.590,1			
vier Jahre später	2.556,6	3.186,5	3.897,6	5.745,1	8.588,5	8.909,0	9.518,8				
fünf Jahre später	2.861,3	3.561,1	5.119,7	7.581,3	9.399,8	9.467,1					
sechs Jahre später	3.063,7	4.341,1	6.146,0	8.114,1	9.786,1						
sieben Jahre später	3.542,5	4.816,5	6.509,9	8.405,2							
acht Jahre später	3.913,7	5.122,7	6.785,1								
neun Jahre später	4.172,9	5.311,4									
zehn Jahre später	4.316,6										
Nettorückstellung für das betreffende Jahr und Vorjahre zzgl. der bislang geleisteten Zahlungen auf die ursprüngliche Rückstellung											
am Ende des Jahres	5.570,1	5.913,1	7.012,5	8.482,0	12.182,7	12.863,4	13.462,2	13.120,7	14.295,9	13.279,8	12.718,2
ein Jahr später	5.294,3	6.363,0	7.525,6	9.421,6	11.604,4	11.742,7	13.635,5	14.433,1	13.074,2	12.365,8	
zwei Jahre später	5.426,2	6.539,5	7.750,5	8.878,0	10.477,4	11.844,8	14.236,6	13.532,6	12.366,0		
drei Jahre später	5.460,2	6.512,1	7.311,6	8.186,1	10.743,8	12.373,3	13.596,5	13.061,2			
vier Jahre später	5.409,6	6.232,7	6.769,4	8.354,1	11.543,6	11.730,7	13.307,4				
fünf Jahre später	5.115,2	5.772,0	6.820,9	9.102,6	11.051,2	11.666,2					
sechs Jahre später	4.701,7	5.694,2	7.368,0	8.755,6	11.164,1						
sieben Jahre später	4.630,7	6.036,4	7.142,1	8.864,3							
acht Jahre später	4.906,7	5.841,2	7.212,2								
neun Jahre später	4.748,8	5.860,7									
zehn Jahre später	4.739,8										
Abwicklungsergebnis der Schadenrückstellung	830,3	52,4	-199,7	-382,3	1.018,6	1.197,7	154,8	59,5	1.929,9	914,0	
davon Währungskurseinfluss	-325,7	-153,2	-659,0	-984,4	-1.364,2	-990,9	-292,3	34,9	-1.224,3	-722,8	
Abwicklungsergebnis ohne Währungskurseinfluss	504,6	-100,8	-858,7	-1.366,7	-345,6	206,3	-137,5	94,4	705,6	191,2	
in Prozent der Ursprungsschadenrückstellung	9,1	-1,7	-12,2	-16,1	-2,8	1,6	-1,0	0,7	4,9	1,4	

Laufzeiten der versicherungstechnischen Rückstellungen

Nach IFRS 4.38 i. V. m. 4.39(d) sind Angaben erforderlich, mit deren Hilfe Höhe und Zeitpunkt der aus Rückversicherungsverträgen zu erwartenden Kapitalflüsse verdeutlicht werden können. In den nachfolgenden Tabellen haben wir die versicherungstechnischen Rückstellungen nach deren erwarteten Restlaufzeiten gegliedert. Im Rahmen der Laufzeitenanalyse haben wir die zu Absicherungszwecken für diese Rückstellungen gestellten Depots unmittelbar abgezogen, da die Mittelzu- und -abflüsse aus diesen Depots direkt den Zedenten zuzurechnen sind. Zu weiteren Erläuterungen hinsichtlich des Ansatzes und der Bewertung der Rückstellungen verweisen wir auf Kapitel 3.2 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden".

Laufzeiten der versicherungstechnischen Rückstellungen

in TEUR	2007					
	Rückstellung für noch nicht abgewickelte Versicherungsfälle			Deckungsrückstellung		
	Brutto	Retro	Netto	Brutto	Retro	Netto
innerhalb eines Jahres	4.273.520	784.908	3.488.612	96.918	1.149	95.769
zwischen einem und fünf Jahren	6.102.419	965.745	5.136.674	204.984	6.561	198.423
zwischen fünf und zehn Jahren	2.040.895	267.452	1.773.443	311.282	32.723	278.559
zwischen zehn und zwanzig Jahren	1.884.577	261.773	1.622.804	602.423	10.077	592.346
nach mehr als zwanzig Jahren	1.496.619	62.866	1.433.753	375.428	5.750	369.678
	15.798.030	2.342.744	13.455.286	1.591.035	56.260	1.534.775
Depots	755.858	155.280	600.578	4.552.425	198.816	4.353.609
Gesamt	16.553.888	2.498.024	14.055.864	6.143.460	255.076	5.888.384

in TEUR	2006					
	Rückstellung für noch nicht abgewickelte Versicherungsfälle			Deckungsrückstellung		
	Brutto	Retro	Netto	Brutto	Retro	Netto
innerhalb eines Jahres	4.428.967	909.811	3.519.156	99.817	3.293	96.524
zwischen einem und fünf Jahren	6.541.158	1.247.510	5.293.648	202.936	4.748	198.188
zwischen fünf und zehn Jahren	2.145.340	333.473	1.811.867	300.334	5.638	294.696
zwischen zehn und zwanzig Jahren	1.815.824	297.507	1.518.317	591.278	21.976	569.302
nach mehr als zwanzig Jahren	1.498.840	87.770	1.411.070	411.547	4.312	407.235
	16.430.129	2.876.071	13.554.058	1.605.912	39.967	1.565.945
Depots	1.166.196	225.925	940.271	4.503.242	407.570	4.095.672
Gesamt	17.596.325	3.101.996	14.494.329	6.109.154	447.537	5.661.617

Die durchschnittliche Laufzeit der Rückstellung für noch nicht abgewickelte Versicherungsfälle beträgt 6,1 Jahre (5,9 Jahre), nach Berücksichtigung der entsprechenden Retrozessionsanteile 6,4 Jahre (6,2 Jahre). Die Deckungsrückstellung weist eine durchschnittliche Laufzeit von 13,2 Jahren (13,3 Jahren) – auf Nettobasis 13,3 Jahre (13,4 Jahre) – auf.

Die durchschnittliche Laufzeit der Rückstellungen wird durch die aktuarielle Projektion der erwarteten zukünftigen Zahlungen bestimmt. Für jede homogene Klasse unseres Geschäfts unter Berücksichtigung der Branche, geografischer Aspekte, Vertragsform und Art der Rückversicherung wird ein Zahlungsmuster berechnet und auf die ausstehenden Verbindlichkeiten pro Zeichnungsjahr und Abwicklungsstand angewendet.

Die Zahlungsmuster werden mittels aktuarieller Schätzverfahren ermittelt und bei Veränderungen im Zahlungsverhalten und externen Einflüssen angepasst. Zusätzlich können Großschäden die Berechnungen verzerren, sodass diese getrennt unter Anwendung von Vergleichsmustern oder ähnlichen Schäden betrachtet werden. Die benutzten Zahlungsmuster können Jahr für Jahr durch Vergleich der projizierten Zahlungen mit den tatsächlichen Realisationen verglichen werden.

Traditionell haben Verbindlichkeiten in der Haftpflicht- und Kraftfahrtrückversicherung lange Laufzeiten von z. T. über 20 Jahre, während im Sachgeschäft die Verbindlichkeiten innerhalb der ersten zehn Jahre ausgeglichen werden.

Für Lebens-, Renten-, Unfall- und Krankenrückversicherungsverträge wird eine Deckungsrückstellung gestellt. Basierend auf der Dauer dieser Verträge werden für Lebens- und Rentenpolicen langfristige und für Kranken- und Unfallgeschäft im Wesentlichen kurzfristige Rückstellungen gebildet.

Dabei fließen in die Kalkulation der Deckungsrückstellung die folgenden Parameter ein:

1. Zinserträge;
2. Rückkaufsraten;
3. Sterbe- und Invaliditätsraten.

Basierend auf dem jeweiligen Land, dem Produkttyp, dem Anlagejahr, etc. ergeben sich für die ersten beiden Komponenten unterschiedliche Werte. Die Wahl der verwendeten Sterbe- und Erkrankungsraten basiert auf nationalen Tafeln und dem Standard der Versicherungsindustrie. Darüber hinaus werden Erfahrungswerte des rückversicherten Portefeuilles berücksichtigt. Dabei fließen Erkenntnisse über Geschlechts-, Alters- und Raucherstruktur ein; aber auch Faktoren wie Produkttyp, Vertriebskanal und die Frequenz der Prämienzahlung der Versicherungsnehmer finden Berücksichtigung.

Bereits zu Beginn eines jeden Rückversicherungsvertrages werden für die Berechnung der Deckungsrückstellung Annahmen über die oben genannten drei Parameter getroffen und festgehalten („locked in"). Parallel dazu werden Sicherheits- bzw. Schwankungszuschläge in jede dieser Komponenten eingearbeitet. Um ständig gewährleisten zu können, dass die ursprünglich gewählten Annahmen auch während des Vertragsverlaufs ausreichend sind, werden regelmäßig – üblicherweise jährlich – Kontrollen durchgeführt, ob Anpassungen vorgenommen werden müssen („unlocked").

Die Deckungsrückstellung wird nach den in SFAS 60 festgelegten Grundsätzen gebildet. Die Reserven basieren im Wesentlichen auf dem Erkenntnisstand der Konzerngesellschaften für Sterblichkeiten, Zins und Storno.

Entwicklung der Deckungsrückstellung

in TEUR	2007			2006		
	Brutto	Retro	Netto	Brutto	Retro	Netto
Bilanzwert zum 31.12. Vj.	6.109.154	447.537	5.661.617	5.779.169	94.089	5.685.080
Währungsumrechnung zum 1.1.	-324.136	-3.763	-320.373	-116.245	-2.968	-113.277
Anfangsbestand zum 1.1. Gj.	5.785.018	443.774	5.341.244	5.662.924	91.121	5.571.803
Veränderungen	436.704	38.770	397.934	337.899	145.138	192.761
Portefeuilleeintritte/-austritte	-58.727	-227.707	168.980	110.771	211.641	-100.870
Währungsumrechnung zum 31.12.	-19.535	239	-19.774	-2.440	-363	-2.077
Bilanzwert zum 31.12. Gj.	6.143.460	255.076	5.888.384	6.109.154	447.537	5.661.617

Die Rückstellung für Prämienüberträge ergibt sich aus der Abgrenzung der Rückversicherungsprämie. Die Prämienüberträge orientieren sich an dem Zeitraum der Risikotragung und wurden nach den Aufgaben der Zedenten gestellt. In den Fällen, in denen keine Angaben vorlagen, wurden die Prämienüberträge nach geeigneten Methoden geschätzt. Prämie, die für Zeiträume nach dem Bilanzstichtag entrichtet ist, wurde erfolgswirksam abgegrenzt.

Entwicklung der Rückstellung für Prämienüberträge

in TEUR	2007			2006		
	Brutto	Retro	Netto	Brutto	Retro	Netto
Bilanzwert zum 31.12. Vj.	1.581.034	339.096	1.241.938	1.977.570	463.528	1.514.042
Währungsumrechnung zum 1.1.	-131.539	-32.980	-98.559	-149.095	-36.570	-112.525
Anfangsbestand zum 1.1. Gj.	1.449.495	306.116	1.143.379	1.828.475	426.958	1.401.517
aus aufgegebenen Geschäftsbereichen	–	–	–	120.691	-39.084	159.775
Veränderungen	-298.490	-227.511	-70.979	-134.713	-132.587	-2.126
Portefeuilleeintritte/-austritte	-664	-108	-556	-34	-20	-14
Währungsumrechnung zum 31.12.	36.041	13.825	22.216	7.997	5.661	2.336
Bilanzwert zum 31.12. Gj.	1.186.382	92.322	1.094.060	1.581.034	339.096	1.241.938

Die Angemessenheit der Versicherungsverbindlichkeiten aus unseren Rückversicherungsverträgen wird zu jedem Bilanzstichtag überprüft. Im Rahmen des Angemessenheitstests für versicherungstechnische Verbindlichkeiten werden den zukünftig zu erwartenden vertraglichen Leistungsverpflichtungen die zukünftig zu erwartenden Erträge gegenübergestellt. In der Vorgehensweise folgt die Hannover Rück der „Loss Recognition" gemäß US GAAP. Sollten im Ergebnis des Tests die künftig zu erwartenden Erträge nicht ausreichen, um zukünftige Leistungen zu finanzieren, wird der gesamte Fehlbetrag erfolgswirksam erfasst, indem zunächst entsprechend des Fehlbetrags aktivierte Abschlusskosten abgeschrieben werden. Eine danach gegebenenfalls noch verbleibende Differenz wird als Zusatzreserve gestellt.

Depotverbindlichkeiten

Die Depotverbindlichkeiten in Höhe von 956,9 Mio. EUR (1.419,4 Mio. EUR) repräsentieren die von unseren Retrozessionären bei uns gestellten Bar- und Wertpapierdepots, die keine Zahlungsströme auslösen und die nicht ohne die Zustimmung unserer Retrozessionäre verwertet werden können. Sie verhalten sich kongruent zu den ihnen zuzuordnenden Anteilen der Rückversicherer an den versicherungstechnischen Rückstellungen. Bei Ausfall eines solchen Anteils reduziert sich in gleichem Maß die entsprechende Depotverbindlichkeit.

7.3 Verträge ohne ausreichendes versicherungstechnisches Risiko

Nach IFRS 4 sind Versicherungsverträge von Verträgen ohne ausreichendes versicherungstechnisches Risiko abzugrenzen.

Versicherungsverträge, die die Anforderungen des SFAS 113 „Accounting and Reporting for Reinsurance of Short-Duration- and Long-Duration-Contracts" nicht erfüllen, haben wir identifiziert. Es handelt sich hierbei um Rückversicherungsverträge, bei denen der Risikotransfer zwischen dem Zedenten und dem Rückversicherer nur von untergeordneter Bedeutung ist. Diese Verträge wurden unter Anwendung der sogenannten „Deposit-Accounting"-Methode bilanziert und damit aus der versicherungstechnischen Rechnung eliminiert. Die Erfolgskomponenten wurden im sonstigen Ergebnis saldiert ausgewiesen. Die aus diesen Verträgen resultierenden Zahlungsströme wurden in der Kapitalflussrechnung unter der operativen Tätigkeit ausgewiesen. Der Ausweis der Bestandsgrößen erfolgt als Depotforderungen und -verbindlichkeiten aus Finanzierungsgeschäften, deren Marktwerte annähernd ihren Buchwerten entsprechen.

Im Berichtsjahr sind die Depotverbindlichkeiten aus Finanzierungsgeschäften von 3.526,8 Mio. EUR um 142,0 Mio. EUR auf 3.668,8 Mio. EUR gestiegen. Der Anstieg resultiert im Wesentlichen aus dem erhöhten Neugeschäft im Bereich nichttraditioneller Lebensrückversicherung.

7.4 Geschäfts- oder Firmenwert; Barwert künftiger Erträge erworbener Lebensrückversicherungsbestände

Nach IFRS 3 „Business Combinations" werden planmäßige Abschreibungen auf den Geschäfts- oder Firmenwert nicht vorgenommen. Die Geschäfts- oder Firmenwerte wurden im Rahmen eines Niederstwerttests (Impairment Test) auf ihre Werthaltigkeit untersucht.

Entwicklung des Geschäfts- oder Firmenwerts

in TEUR	2007	2006
Bilanzwert zum 31.12. Vj.	152.639	193.098
Währungsumrechnung zum 1.1.	-12.440	-17.470
Bilanzwert zum 1.1. Gj.	140.199	175.628
Zugänge	6.785	3.614
Abgänge	108.653	7.639
Abschreibungen	–	20.073
Währungsumrechnung zum 31.12.	7.107	1.109
Bilanzwert zum 31.12. Gj.	45.438	152.639

Geschäfts- oder Firmenwert
Die Position enthält zum Bilanzstichtag im Wesentlichen den Geschäfts- oder Firmenwert aus dem Erwerb der E+S Rückversicherung AG. Zu näheren Informationen zum Verfahren des Werthaltigkeitstests verweisen wir auf unsere Ausführungen in Kapitel 3.2 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden".

Die Zugänge sind im Wesentlichen auf den Erwerb von weiteren Anteilen an der E+S Rück AG zurückzuführen. Wir verweisen hierzu auf unsere Erläuterungen im Kapitel 5.3 „Weitere gesellschaftsrechtliche Veränderungen".

Von den Abgängen entfallen 107,5 Mio. EUR auf die Veräußerung der Praetorian Financial Group.

Entwicklung des Barwerts künftiger Erträge erworbener Lebensrückversicherungsbestände
(Present Value of Future Profits/PVFP)

in TEUR	2007	2006
Bilanzwert zum 31.12. Vj.	5.102	7.472
Währungsumrechnung zum 1.1.	-324	19
Bilanzwert zum 1.1. Gj.	4.778	7.491
Abgang	18	-
Abschreibungen	1.886	2.407
Währungsumrechnung zum 31.12.	37	18
Bilanzwert zum 31.12. Gj.	2.911	5.102

Der PVFP, dessen Abschreibungsdauer zwischen 5,5 und 15 Jahren beträgt, wird unter den sonstigen Vermögenswerten ausgewiesen. Zu weiteren Ausführungen verweisen wir auf unsere Erläuterungen zu den immateriellen Vermögenswerten in Kapitel 3.2 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden".

7.5 Steuern und latente Steuern

Aktive und passive latente Steuern werden nach IAS 12 für zu erwartende Steuerminderungen und für zu erwartende Steuermehrbelastungen nachfolgender Geschäftsjahre angesetzt, sofern sie aus unterschiedlichen Wertansätzen einzelner Bilanzposten resultieren. Grundsätzlich können sich diese Bewertungsunterschiede zwischen der nationalen Steuerbilanz und der nationalen Handelsbilanz, der konzerneinheitlich bewerteten Bilanz und der nationalen Handelsbilanz sowie aus steuerlichen Verlustvorträgen und sogenannten „Tax Credits" ergeben.

Im Juli 2007 wurde in Deutschland das Unternehmenssteuerreformgesetz 2008 vom Bundesrat verabschiedet, das unter anderem zu einer Senkung der Steuersätze für Körperschaften ab dem 1. Januar 2008 führen wird. Die latenten Steuern werden daher bei den im Inland ansässigen Konzerngesellschaften grundsätzlich mit dem entsprechend reduzierten Steuersatz bewertet. Im Steueraufwand des laufenden Geschäftsjahres wird deshalb ein einmaliger Ertrag aufgrund dieser Umbewertung in Höhe von 191,5 Mio. EUR für die Hannover Rückversicherung AG und die E+S Rückversicherung AG ausgewiesen. Zusammen mit den Änderungen bei den übrigen Konzerngesellschaften ergibt sich eine Veränderung latenter Steuern aufgrund von Steuersatzänderungen von 193,3 Mio. EUR.

Buchungen latenter Steuern auf Konzernebene erfolgen grundsätzlich unter Ansatz des Konzernsteuersatzes von 32 % (Vj. 40 %).

Die tatsächlichen und die latenten Ertragsteuern setzen sich wie folgt zusammen:

Ertragsteuern

in TEUR	2007	2006
Tatsächliche Steuern für das Berichtsjahr	219.727	96.700
Periodenfremde tatsächliche Steuern	54.991	33.640
Latente Steuern aufgrund temporärer Unterschiede	-46.377	71.550
Latente Steuern aus Verlustvorträgen	12.364	23.187
Veränderung latenter Steuern aufgrund von Steuersatzänderungen	-193.253	–
Ausgewiesener Steueraufwand	47.452	225.077

Aufteilung des ausgewiesenen Steueraufwands/-ertrags auf In- und Ausland

in TEUR	2007	2006
Laufende Steuern		
Inland	214.538	57.359
Ausland	60.180	72.982
Latente Steuern		
Inland	-282.152	123.566
Ausland	54.886	-28.830
Gesamt	47.452	225.077

In der folgenden Tabelle werden die aktiven und passiven latenten Steuern auf die Bilanzpositionen aufgeteilt, aus denen sie resultieren.

Latente Steuerforderungen und -verbindlichkeiten aller Konzerngesellschaften

in TEUR	2007	2006
Aktive latente Steuer		
Steuerliche Verlustvorträge	5.786	110.794
Schadenrückstellungen	228.757	423.090
Deckungsrückstellung	147.626	106.441
Sonstige Rückstellungen	46.342	96.842
Abrechnungsforderungen	72.657	53.528
Bewertungsunterschiede aus Kapitalanlagen	35.670	20.957
Depots aus Finanzierungsgeschäften	34.108	20.547
Sonstige Bewertungsunterschiede	6.785	12.722
Gesamt	577.731	844.921
Passive latente Steuer		
Schadenrückstellung	3.655	3.642
Deckungsrückstellung	53.456	40.883
Sonstige technische/nichttechnische Rückstellungen	15.054	7.458
Schwankungsrückstellung	679.732	990.062
Depotforderungen	13.924	18.801
Abgegrenzte Abschlusskosten	367.847	501.101
Abrechnungsforderungen/-verbindlichkeiten	113.018	104.364
Bewertungsunterschiede aus Kapitalanlagen	96.642	77.759
Sonstige Bewertungsunterschiede	7.351	12.827
Gesamt	1.350.679	1.756.897
Latente Steuerverbindlichkeiten	772.948	911.976

Der Betrag der latenten Steuern, die am Ende des Geschäftsjahres direkt im Eigenkapital erfasst waren, beträgt 3,7 Mio. EUR (24,0 Mio. EUR). Sie resultieren aus Posten, die direkt dem Eigenkapital belastet oder gutgeschrieben wurden.

Zum Ansatz und zur Bewertung aktiver und passiver latenter Steuern verweisen wir auf Kapitel 3.2 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsgrundsätze".

In der nachfolgenden Tabelle wird der erwartete Steueraufwand auf den in der Gewinn- und Verlustrechnung ausgewiesenen tatsächlichen Steueraufwand übergeleitet. Zur Berechnung des erwarteten Konzernsteueraufwands wird das Vorsteuerergebnis mit dem Konzernsteuersatz multipliziert. Der dabei verwendete Konzernsteuersatz ergibt sich gerundet unter Berücksichtigung des Körperschaftsteuersatzes inklusive Solidaritätszuschlag sowie der Gewerbesteuer.

Überleitung vom erwarteten zum ausgewiesenen Steueraufwand

in TEUR	2007	2006
Ergebnis vor Einkommen- und Ertragsteuern	862.397	742.152
Erwarteter Steuersatz	40 %	40 %
Erwarteter Steueraufwand	344.959	296.861
Steuersatzänderungen	-193.253	327
Besteuerungsunterschiede bei den Auslandstöchtern	-73.906	-31.222
Nicht abzugsfähige Aufwendungen	39.143	24.090
Steuerfreie Erträge	-79.126	-118.742
Aperiodischer Steueraufwand	56.073	33.240
Nutzung zuvor wertberichtigter Verlustvorträge	-61.309	-
Sonstige	14.871	20.523
Ausgewiesener Steueraufwand	47.452	225.077

Zeitliche Nutzbarkeit aktivierter Verlustvorträge
Zum Bilanzstichtag bestehen nicht genutzte steuerliche Verlustvorträge in Höhe von 230,3 Mio. EUR (522,4 Mio. EUR). Von diesen wurden unter Berücksichtigung lokaler Steuersätze 210,2 Mio. EUR (207,2 Mio. EUR) nicht aktiviert, da ihre Realisierung nicht mit ausreichender Sicherheit gewährleistet ist.

Darüber hinaus bestehen Steuergutschriften von 17,9 Mio. EUR (14,0 Mio. EUR), von denen 17,2 Mio. EUR nicht aktiviert werden.

Ablauf der nutzbaren, aber nicht aktivierten Verlustvorträge und Steuergutschriften

in TEUR	ein bis fünf Jahre	sechs bis zehn Jahre	> zehn Jahre	Unbegrenzt	Gesamt
Verlustvorträge	4.897	-	110.510	94.809	210.216
Steuergutschriften	-	-	-	17.233	17.233
Gesamt	4.897	-	110.510	112.042	227.449

7.6 Mitarbeiter und Personalaufwendungen

Mitarbeiter
Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt der Berichtsperiode 1.922 (1.988) Mitarbeiter.

Zum Bilanzstichtag waren insgesamt 1.825 (2.002) Mitarbeiter für den Hannover Rück-Konzern tätig, davon 907 (877) Personen im Inland und 918 (1.125) Personen für die konsolidierten Konzerngesellschaften im Ausland. Der Rückgang der Mitarbeiterzahl im Ausland ist auf die aufgegebenen Geschäftsbereiche zurückzuführen.

	2007					2006	
Angaben zum Personal	**31.03.**	**30.06.**	**30.09.**	**31.12.**	**Durchschnitt**	**31.12.**	**Durchschnitt**
Anzahl der Mitarbeiter (ohne Vorstandsmitglieder)	2.081	1.849	1.855	1.825	1.922	2.002	1.988

Die zum Stichtag beschäftigten Mitarbeiter gehörten den folgenden Nationalitäten an:

	2007						
Nationalitäten der Mitarbeiter	**Deutschland**	**USA**	**Südafrika**	**UK**	**Irland**	**Sonstige**	**Gesamt**
Anzahl der Mitarbeiter	851	310	152	120	33	359	1.825

Personalaufwendungen

Die Aufwendungen für den Versicherungsbetrieb, die Schadenaufwendungen (Schadenregulierung) und die Aufwendungen für die Verwaltung der Kapitalanlagen beinhalten die folgenden Personalaufwendungen:

in TEUR	2007	2006
a) Löhne und Gehälter		
aa) Aufwendungen für den Versicherungsbetrieb	98.396	88.724
ab) Aufwendungen für die Verwaltung der Kapitalanlagen	8.015	8.275
	106.411	96.999
b) Soziale Abgaben und Aufwendungen für Unterstützung		
ba) Soziale Abgaben	13.397	13.186
bb) Aufwendungen für Altersversorgung	11.686	14.453
bc) Aufwendungen für Unterstützung	1.727	1.654
	26.810	29.293
Gesamt	133.221	126.292

In der Tabelle wird der Personalaufwand der fortgeführten Geschäftsbereiche dargestellt. Im Berichtsjahr wurden zusätzlich Löhne und Gehälter in Höhe von 11,5 Mio. EUR (34,3 Mio. EUR) und soziale Abgaben in Höhe von 0,8 Mio. EUR (7,5 Mio. EUR) im Ergebnis aus den aufgegebenen Geschäftsbereichen erfasst.

7.7 Pensionsrückstellungen und ähnliche Verpflichtungen

Pensionszusagen entsprechen der Versorgungsordnung in der jeweils gültigen Fassung. Die Versorgungsordnung 1968 sieht eine Alters- und Invalidenrente sowie eine Witwen- und Waisenversorgung vor. Der Rentenanspruch ist dienstzeitabhängig; Ansprüche aus der gesetzlichen Rentenversicherung werden angerechnet. Das Versorgungswerk wurde zum 31. Januar 1981 für Neueintritte geschlossen.

Zum 1. April 1993 (für leitende Angestellte zum 1. Juni 1993) ist die Versorgungsordnung 1993 in Kraft getreten. Nach dieser Versorgungsordnung werden Altersrente, Invalidenrente und Hinterbliebenengeld gewährt. Diese Regelung basiert auf der jährlichen Ermittlung von Versorgungsteilbeträgen, die mit 1 % bis zur Bemessungsgrenze in der gesetzlichen Rentenversicherung und mit 2,5 % oberhalb der Bemessungsgrenze des rentenfähigen

Arbeitsverdienstes – in Abhängigkeit vom Gewinn des Unternehmens – mit 0,7 % bis 1 % bzw. 1,75 % bis 2,5 % ermittelt werden. Das Versorgungswerk wurde zum 31. März 1999 für Neueintritte geschlossen.

Seit 1997 besteht die Möglichkeit, Pensionszusagen durch Gehaltsverzicht zu erlangen. Die in den Rückstellungen für Pensionsanwartschaften enthaltenen arbeitnehmerfinanzierten Zusagen werden nach der Verschmelzung mit der Gerling-Konzern Lebensversicherungs-AG, Köln, durch einen Versicherungsvertrag mit der HDI-Gerling Lebensversicherung AG, Köln, zu unveränderten Bedingungen rückgedeckt.

Zum 1. Juli 2000 ist für den gesamten Konzern die Versorgungsordnung 2000 in Kraft getreten, nach der neuen Mitarbeitern, die zum Kreis der Begünstigten zählen, eine indirekte Zusage der HDI Unterstützungskasse gewährt wird. Dieses Versorgungswerk sieht Leistungen der Alters- und Invalidenrente sowie Hinterbliebenengeld vor.

Mit Wirkung vom 1. Dezember 2002 besteht für die Mitarbeiter des Konzerns die Möglichkeit, durch Mitgliedschaft in der HDI-Gerling Pensionskasse AG zu unveränderten Bedingungen im Wege der Entgeltumwandlung zusätzliche Altersversorgung aufzubauen. Die Leistungen der HDI-Pensionskasse AG werden für ihre Mitglieder und deren Hinterbliebene garantiert und umfassen die klassische Rentenversicherung auf Basis eines Bonussystems sowie die fondsorientierte Hybridrentenversicherung.

Neben diesen Versorgungsordnungen bestehen insbesondere für leitende Angestellte und Vorstandsmitglieder Einzelzusagen sowie Zusagen nach der Leistungsordnung des Bochumer Verbandes.

Die Pensionsrückstellungen werden gemäß IAS 19 „Employee Benefits" (rev. 2004) nach der „Projected-Unit-Credit"-Methode gebildet. Es handelt sich dabei um leistungsorientierte Pensionspläne. Grundlage der Bewertung ist die geschätzte zukünftige Gehaltsentwicklung der Pensionsberechtigten. Die Diskontierung der Leistungsansprüche erfolgt unter Ansatz des Kapitalmarktzinses für Wertpapiere bester Bonität. Bei den Zusagen an inländische Mitarbeiter handelt es sich überwiegend um durch die Konzernunternehmen finanzierte Zusagen. Pensionsfonds bestehen nicht. Die passivierten Beträge werden unter den anderen Verbindlichkeiten ausgewiesen. Die Pensionsrückstellungen im In- und Ausland wurden nach einheitlichen Vorgaben der Talanx AG in Abhängigkeit von den jeweiligen ökonomischen Gegebenheiten berechnet.

Die Pensionsrückstellungen errechnen sich nach versicherungsmathematischen Grundsätzen und beruhen auf den vom Hannover Rück-Konzern gewährten Zusagen für Alters-, Invaliden- und Witwenrenten. Die Zusagen orientieren sich an der Dauer der Unternehmenszugehörigkeit und der Höhe des Gehalts.

Der Berechnung der Pensionsrückstellungen liegen die folgenden Annahmen zugrunde:

Bewertungsannahmen

in %	2007			2006		
	Deutschland	USA	Australien	Deutschland	USA	Australien
Abzinsungsfaktor	5,50	6,20	5,70	4,65	6,00	5,20
Erwartete langfristige Verzinsung des Planvermögens	–	7,50	7,00	–	7,50	7,00
Erwarteter Gehalts- und Karrieretrend	3,00	–	5,00	2,50	–	5,00
Anwartschaftsdynamik	1,75	3,00	3,50	1,25	3,00	3,50

Die Veränderung des Anwartschaftsbarwerts der Pensionsverpflichtungen sowie dessen Aufteilung in Pläne, die nicht über einen Fonds finanziert werden bzw. die ganz oder teilweise aus Fonds finanziert sind, stellen sich wie folgt dar:

Veränderung des Anwartschaftsbarwerts

in TEUR	2007	2006
Anwartschaftsbarwert am Anfang des Gj.	77.400	85.233
Laufender Dienstzeitaufwand des Geschäftsjahres	2.722	3.294
Zinsaufwand	3.654	3.670
Gehaltsumwandlungen Arbeitnehmer	632	624
Versicherungsmathematische Gewinne (+)/Verluste (-)	-3.450	-8.914
Währungsumrechnung	-160	-687
Gezahlte Pensionen	-1.662	-3.090
Nachzuverrechnender Dienstzeitaufwand	-	71
Unternehmenszu- und -abgänge sowie sonstige Bewegungen	70	-2.801
Plankürzungen	-71	-
Anwartschaftsbarwert am Ende des Gj.	79.135	77.400

Finanzierung der leistungsorientierten Verpflichtung

in TEUR	2007	2006
Anwartschaftsbarwert aus nicht fondsfinanzierten Plänen	70.710	69.287
Anwartschaftsbarwert aus ganz oder teilweise fondsfinanzierten Plänen (vor Abzug des Zeitwerts von Planvermögen)	8.425	8.113
Anwartschaftsbarwert am Ende des Gj.	79.135	77.400
Zeitwert des Planvermögens	9.372	7.302
Finanzierungsstatus (Barwert der erdienten Pensionsansprüche abzüglich Fondsvermögen)	69.763	70.098

Der beizulegende Zeitwert des Planvermögens hat sich wie folgt entwickelt:

Veränderung des Planvermögens

in TEUR	2007	2006
Zeitwert am Anfang des Gj.	7.302	10.500
Erwarteter Ertrag auf Planvermögen	577	690
Versicherungsmathematische Gewinne (+)/Verluste (-)	-281	101
Währungsumrechnung	-190	-602
Beiträge der Arbeitgeber	1.843	318
Gezahlte Beiträge der Planteilnehmer	132	-
Gezahlte Pensionen	-11	-1.563
Den aufgegebenen Geschäftsbereichen zuzuordnende Beträge	-	-2.142
Zeitwert des Planvermögens	9.372	7.302

Die Struktur des dem Planvermögen zugrunde liegenden Kapitalanlageportefeuilles setzt sich wie folgt zusammen.

Portefeuillestruktur des Planvermögens

in % der Planvermögen	2007	2006
Aktien	7	27
Sonstiges	93	73
Gesamt	100	100

Im Zeitwert des Planvermögens sind zum Bilanzstichtag Beträge in Höhe von 1,5 Mio. EUR (3,7 Mio. EUR) für eigene Finanzinstrumente enthalten.

Die tatsächlichen Erträge aus dem Planvermögen belaufen sich im Berichtsjahr auf 0,2 Mio. EUR (0,8 Mio. EUR).

Die nachfolgende Tabelle leitet den Finanzierungsstatus, der sich aus der Differenz zwischen Anwartschaftsbarwert und Planvermögen errechnet, auf die zum Stichtag bilanzierte Pensionsrückstellung über.

Überleitung auf die Netto-Pensionsrückstellung

in TEUR	2007	2006
Anwartschaftsbarwert am Ende des Gj.	79.135	77.400
Zeitwert des Planvermögens am Ende des Gj.	9.372	7.302
Finanzierungsstatus	69.763	70.098
Noch nicht getilgte versicherungsmathematische Gewinne (+)/Verluste (-)	-2.662	-6.325
Übrige Beträge	–	786
Netto-Pensionsrückstellungen zum 31.12. Gj.	67.101	64.559

Die bilanzierte Pensionsrückstellung hat sich im Berichtsjahr wie folgt entwickelt:

Entwicklung der Pensionsrückstellung

in TEUR	2007	2006
Netto-Pensionsrückstellung zum 31.12. Vj.	64.559	57.626
Währungsumrechnung	24	-54
Unternehmenszu- und -abgänge sowie sonstige Bewegungen	–	-78
Aufwand des Geschäftsjahres	5.930	8.901
Gehaltsumwandlungen Arbeitnehmer	500	239
Umbuchung	70	–
Gezahlte Beiträge	-2.021	-126
Gezahlte Pensionen	-1.651	-1.525
Übrige	-310	-424
Netto-Pensionsrückstellungen zum 31.12. Gj.	67.101	64.559

Die Netto-Pensionsaufwendungen für die Leistungszusagen setzen sich wie folgt zusammen:

Zusammensetzung der Netto-Pensionsaufwendungen

in TEUR	2007	2006
Laufender Dienstzeitaufwand des Gj.	2.731	3.294
Zinsaufwand	3.669	3.509
Erwarteter Ertrag auf Planvermögen	598	532
Berücksichtigte versicherungsmathematische Gewinne (+)/Verluste (-)	-60	-2.366
Nachzuverrechnender Dienstzeitaufwand	-	71
Auswirkungen von Plankürzungen oder -abgeltungen	-68	-193
Gesamt	5.930	8.901

Bei der Bestimmung der erfolgswirksam zu erfassenden versicherungsmathematischen Gewinne und Verluste wird auch nach den Ergänzungen des IAS 19 das in dem Standard optional vorgesehene Korridorverfahren angewandt.

Die Netto-Pensionsaufwendungen sind in der Konzerngewinn- und Verlustrechnung in Höhe von 3,8 Mio. EUR (5,3 Mio. EUR) unter den Aufwendungen für den Versicherungsbetrieb und in Höhe von 1,4 Mio. EUR (2,6 Mio. EUR) unter den sonstigen Aufwendungen sowie mit 0,7 Mio. EUR (1,0 Mio. EUR) in den sonstigen Kapitalanlageaufwendungen erfasst.

Versicherungsmathematische Erträge in Höhe von 0,4 Mio. EUR (0,4 Mio. EUR) wurden zum Bilanzstichtag in den übrigen, nicht ergebniswirksamen Eigenkapitalanteilen erfasst.

Folgende Beträge wurden für das laufende und das vorangegangene Berichtsjahr im Rahmen der Bilanzierung der leistungsorientierten Pläne angesetzt:

Angesetzte Beträge

in TEUR	2007	2006
Anwartschaftsbarwert	79.135	77.400
Zeitwert des Planvermögens	9.372	7.302
Überschuss (+)/Fehlbetrag (-) des Plans	-69.763	-70.098
Erfahrungsbedingte Anpassung der Schulden des Plans	-3.410	-8.633
Erfahrungsbedingte Anpassung der Vermögenswerte des Plans	-374	34

Im laufenden Geschäftsjahr erwartet die Hannover Rück aus den dargestellten Pensionsplänen Zahlungen in Höhe von 6,2 Mio. EUR.

Beitragsorientierte Pensionspläne
Neben den leistungsorientierten Pensionsplänen bestehen bei einigen Konzerngesellschaften beitragsorientierte Zusagen (sog. „defined contribution plans") in Abhängigkeit von der Dauer der Unternehmenszugehörigkeit sowie dem Einkommen oder der Höhe der Beitragsleistungen der Mitarbeiter. Der nach IAS 19.46 erfasste Geschäftsjahresaufwand für diese Zusagen beträgt 2,9 Mio. EUR (3,1 Mio. EUR), davon entfällt nur noch ein geringer Betrag (0,1 Mio. EUR) auf Zusagen an Mitarbeiter in Schlüsselpositionen.

7.8 Darlehen und nachrangiges Kapital

Die Hannover Finance, Inc., Wilmington/USA, hat am 31. März 1999 nachrangiges Fremdkapital in Form einer variabel verzinslichen Anleihe über 400,0 Mio. USD mit einer Laufzeit von 30 Jahren begeben. Die Anleihe wird am 31. März 2029 fällig. Sie kann frühestens am 31. März 2009 durch den Emittenten gekündigt werden. Zur Absicherung des Zinsrisikos aus dieser Anleihe erwarb die Gesellschaft 1999 Zinsswaps in gleicher Höhe mit einer Laufzeit bis zum 31. März 2009. Wirtschaftlich hat dies zu einer Festschreibung der Zinsbelastung bis zur ersten Kündigungsmöglichkeit der Anleihe geführt. Im Februar 2004 sowie im Mai 2005 hat die Hannover Rück AG die nachrangige Anleihe in Höhe von insgesamt 380,0 Mio. USD (d. s. 95 %) zurückgekauft. Die Zinsswaps wurden im zweiten Quartal 2006 geschlossen. Mit Vertrag vom 1. Juni 2007 hat die Hannover Finance, Inc. die nachrangige Anleihe in Höhe von 380,0 Mio. USD von der Hannover Rück AG zurückerworben. Mit Wirkung zum 17. Juli 2007 wurden die Anteile an der Anleihe in Höhe von 380,0 Mio. USD entwertet und werden seitdem nicht mehr am Kapitalmarkt gehandelt. Die verbleibenden Anteile an der Anleihe in Höhe von 20,0 Mio. USD werden von konzernfremden Investoren gehalten und bis zum 31. März 2009 mit LIBOR +80 Basispunkten verzinst, danach mit LIBOR +180 Basispunkten.

Um die Kapitalausstattung des Hannover Rück-Konzerns nachhaltig zu sichern, hat die Hannover Rück AG weiteres nachrangiges Fremdkapital begeben. Über die Hannover Finance (Luxembourg) S.A. als 100-prozentige Tochter der Hannover Rück AG wurde im Februar 2004 eine nachrangige Schuldverschreibung in Höhe von 750,0 Mio. EUR am europäischen Kapitalmarkt emittiert. Die Anleihe wurde vorwiegend bei institutionellen Investoren platziert. Der Bond wird mit 163 Basispunkten über dem zehnjährigen mittleren Swap-Level verzinst und hat eine Laufzeit von 20 Jahren. Er ist frühestens nach zehn Jahren und danach zu jedem Kuponzahlungstermin durch die Hannover Rück AG kündbar. Sollte die Anleihe nach zehn Jahren nicht gekündigt werden, wird sie mit 263 Basispunkten über dem Drei-Monats-EURIBOR verzinst.

Im Mai 2005 hat die Hannover Rück AG ebenfalls über ihre Tochtergesellschaft Hannover Finance (Luxembourg) S.A. eine weitere nachrangige Schuldverschreibung in Höhe von 500,0 Mio. EUR begeben. Im Zug der Transaktion wurde den Inhabern der im Jahr 2001 von der Hannover Rück AG emittierten nachrangigen Schuldverschreibung in Höhe von 350,0 Mio. EUR, die mit einer Laufzeit von 30 Jahren und einem vorzeitigen Kündigungsrecht der Emittentin nach zehn Jahren ausgestattet ist, ein Umtausch in die neue Anleihe angeboten. Die Beteiligung am Umtausch lag bei nominal 211,9 Mio. EUR. Dies entspricht 240,5 Mio. EUR der neu ausgegebenen Anleihe. Die Barkomponente der neuen Anleihe in Höhe von nominal 259,5 Mio. EUR wurde vorwiegend bei institutionellen Investoren in Europa platziert. Das nach dem Umtausch verbliebene Volumen der im Jahr 2001 begebenen Anleihe beträgt unverändert 138,1 Mio. EUR.

Die im Vorjahr als aufgegebene Geschäftsbereiche klassifizierte und mit Wirkung zum 31. Mai 2007 veräußerte Praetorian Financial Group, Inc. hat im Dezember 2005 „Trust Preferred Securities" in Höhe von 80,0 Mio. USD begeben, die mit einer Laufzeit von 30 Jahren ausgestattet sind und mit 310 Basispunkten über dem Drei-Monats-LIBOR verzinst werden. Die „Trust Preferred Securities" wurden bei institutionellen Anlegern platziert. Diese im Vorjahr den aufgegebenen Geschäftsbereichen zugeordneten Wertpapiere sind im Zuge der genannten Veräußerung aus dem Konzern abgegangen.

Darlehen und nachrangiges Kapital

in TEUR	2007			
	Fortgeführte Anschaffungskosten	Marktbewertung	Abgegrenzte Zinsen und Mieten	Marktwert
Darlehen und nachrangiges Kapital				
Darlehen	41.555	–	183	41.738
Nachrangige Anleihen	1.373.294	-59.803	58.098	1.371.589
Sonstige langfristige Verbindlichkeiten	28	–	–	28
Gesamt	1.414.877	-59.803	58.281	1.413.355

in TEUR	2006			
	Fortgeführte Anschaffungskosten	Marktbewertung	Abgegrenzte Zinsen und Mieten	Marktwert
Darlehen und nachrangiges Kapital				
Darlehen	56.788	–	273	57.061
Nachrangige Anleihen	1.372.036	23.192	58.126	1.453.354
Sonstige langfristige Verbindlichkeiten	69	–	–	69
Gesamt	1.428.893	23.192	58.399	1.510.484

Der aggregierte beizulegende Zeitwert der ausgereichten nachrangigen Anleihen basiert auf notierten, aktiven Marktpreisen. Wenn derartige Preisinformationen nicht verfügbar waren, wurden die Zeitwerte auf Basis der anerkannten Effektivzinsmethode berechnet oder anhand von anderen Finanzinstrumenten gleicher Bonitäts-, Laufzeit- und Rendite-Charakteristika geschätzt. Bei der Effektivzinsmethode werden stets die aktuellen Marktzinsniveaus in den relevanten Zinsbindungslaufzeitbereichen als Basis unterstellt.

Nettogewinne und -verluste aus Darlehen und nachrangigem Kapital

in TEUR	2007		
	Ordentliche Erträge/ Aufwendungen	Amortisation	Nettoergebnis
Darlehen	-3.312	–	-3.312
Nachrangige Anleihen	-77.600	-2.841	-80.441
Gesamt	-80.912	-2.841	-83.753

in TEUR	2006		
	Ordentliche Erträge/ Aufwendungen	Amortisation	Nettoergebnis
Darlehen	-5.470	–	-5.470
Nachrangige Anleihen	-77.782	-3.266	-81.048
Gesamt	-83.252	-3.266	-86.518

Unter den ordentlichen Aufwendungen sind Zinsaufwendungen in Höhe von 77,6 Mio. EUR (77,8 Mio. EUR) ausgewiesen, die aus den in den Jahren 2001 bis 2005 über die Hannover Finance (Luxembourg) S.A. emittierten, nachrangigen Schuldverschreibungen mit Verzinsungen zwischen 5,0 % bis 6,25 % resultieren. Darüber hinaus werden hier die Zinsaufwendungen aus den verbleibenden Anteilen der variabel verzinslichen Anleihe der Hannover Finance, Inc. ausgewiesen.

Sonstige finanzielle Rahmenbedingungen
Zur Absicherung möglicher künftiger Großschäden hat sich die Hannover Rück im Jahr 2004 einen Kreditrahmen in Höhe von 500,0 Mio. EUR in Form eines unbesicherten syndizierten Darlehens einräumen lassen. Die Fazilität hat eine Laufzeit von fünf Jahren und endet im August 2009. Sie wurde bisher nicht in Anspruch genommen.

Darüber hinaus bestehen mit verschiedenen Kreditinstituten Fazilitäten für Letters of Credit (LoC), darunter zwei unbesicherte syndizierte Avalkreditlinien in Höhe von jeweils 2,0 Mrd. USD aus den Jahren 2005 bzw. 2006. Für 50 % der ersten Linie endet die Laufzeit im Januar 2010, für die übrigen 50 % im Januar 2012. Die Laufzeit der zweiten Linie endet im Januar 2013. Wir verweisen zu den gestellten LoC auf unsere Erläuterungen in Kapitel 9.2 „Haftungsverhältnisse und Eventualverbindlichkeiten".

Restlaufzeiten finanzieller Verbindlichkeiten

in TEUR	2007						
	bis drei Monate	drei Monate bis ein Jahr	ein bis fünf Jahre	fünf bis zehn Jahre	zehn bis zwanzig Jahre	mehr als zwanzig Jahre	ohne Laufzeit
Andere Verbindlichkeiten[1]	74.766	84.644	14	-	-	-	6.345
Darlehen	-	11.427	22.215	7.913	-	-	-
Nachrangige Anleihen	-	-	-	-	745.907	151.229	476.158
Sonstige langfristige Verbindlichkeiten	-	28	-	-	-	-	-
Gesamt	74.766	96.099	22.229	7.913	745.907	151.229	482.503

[1] Ohne Derivate

in TEUR	2006						
	bis drei Monate	drei Monate bis ein Jahr	ein bis fünf Jahre	fünf bis zehn Jahre	zehn bis zwanzig Jahre	mehr als zwanzig Jahre	ohne Laufzeit
Andere Verbindlichkeiten[1]	65.897	82.598	7	-	-	-	23.049
Darlehen	-	650	15.739	40.399	-	-	-
Nachrangige Anleihen	-	-	-	-	745.761	152.659	473.616
Sonstige langfristige Verbindlichkeiten	-	30	39	-	-	-	-
Gesamt	65.897	83.278	15.785	40.399	745.761	152.659	496.665

[1] Ohne Derivate

7.9 Eigenkapitalentwicklung und Fremdanteile

Das Eigenkapital wird nach IAS 1 „Presentation of Financial Statements" und in Anwendung von IAS 32 „Financial Instruments: Disclosure and Presentation" in Verbindung mit IAS 39 „Financial Instruments: Recognition and Measurement" als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Das gezeichnete Kapital (Grundkapital der Hannover Rück AG) beträgt 120.597.134,00 EUR und ist in 120.597.134 stimm- und dividendenberechtigte, auf den Namen lautende nennwertlose Stückaktien eingeteilt. Die Aktien sind voll eingezahlt. Jede Aktie gewährt ein gleichrangiges Stimmrecht und einen gleichrangigen Dividendenanspruch.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Es besteht ein genehmigtes Kapital bis zu 60.299 TEUR, das bis zum 31. Mai 2009 befristet ist.

Die Ausgabe neuer, auf den Namen lautender Stückaktien kann einmal oder mehrmals gegen Bar- oder Sacheinlage erfolgen. Zur Begebung von Belegschaftsaktien können davon bis zu 1.000 TEUR verwendet werden.

Weiterhin besteht ein bedingtes Kapital bis zu 60.299 TEUR. Es dient der Gewährung von Aktien für Inhaber von Wandel- und Optionsanleihen sowie von Gewinnschuldverschreibungen mit Wandel- und Optionsrechten und ist befristet bis zum 11. Mai 2011.

Management des Kapitals
Eine wesentliche strategische Zielsetzung der Hannover Rück ist der Schutz und die stetige Steigerung ihres Kapitals. Im Rahmen des Kapitalmanagements betrachtet die Hannover Rück das haftende Kapital, das über das bilanzielle Eigenkapital hinausgeht. Das haftende Kapital wird definiert als Summe aus

- dem Eigenkapital ohne Anteile anderer Gesellschafter, das sich aus gezeichnetem Kapital, Kapitalrücklagen, nicht ergebniswirksamen Eigenkapitalanteilen und Gewinnrücklagen zusammensetzt,
- den Anteilen anderer Gesellschafter und
- dem eigenkapitalersetzenden Fremdkapital (sog. Hybridkapital), das unsere nachrangigen Anleihen umfasst.

Das haftende Kapital betrug zum Bilanzstichtag 5.295,1 Mio. EUR (4.878,4 Mio. EUR).

Die folgende Grafik verdeutlicht die Entwicklung des haftenden Kapitals in den letzten fünf Berichtsjahren.

Entwicklung des haftenden Kapitals


in Mio. EUR
6.000
5.000
4.000
3.000
2.000
1.000
0
CAGR: 9,5%[1]
3.680[2]
784
492
2.405
4.172[3]
1.116
531
2.525
4.580[4]
967
471
541
2.601
4.878
898
474
609
2.898
5.295
897
476
573
3.349
2003[5]
2004
2005
2006
2007
Eigenkapital
Minderheitskapital
Hybridkapital, befristet
Hybridkapital, unbefristet

[1] CAGR. Compound annual growth rate
[2] Kapitalerhöhung + 530 Mio. EUR
[3] Hybridkapital: + 750 Mio. EUR
- 380 USD Rückkauf
- 118 Mio. EUR Rückzahlung
[4] Hybridkapital: + 500 Mio. EUR Neuemission
- 212 Mio. EUR Tausch
[5] US GAAP

Als zentrales wertorientiertes Steuerungsinstrument verwendet die Hannover Rück die sog. „Intrinsic Value Creation" (IVC). Dieses Konzept sowie die Zielsetzungen und Grundsätze, nach denen wir unsere Unternehmenssteuerung und das Kapitalmanagement betreiben, beschreiben wir in unseren Ausführungen zur wertorientierten Steuerung auf Seite 53ff dieses Berichts, auf die wir verweisen.

Hinsichtlich ihres Kapitals erfüllt die Hannover Rück die Erwartungen der den Konzern beurteilenden Ratingagenturen. Darüber hinaus unterliegen einzelne Konzerngesellschaften nationalen Kapital- und Solvabilitätsanforderungen. Alle Konzerngesellschaften haben im Berichtsjahr die jeweils für sie geltenden lokalen Mindestkapitalanforderungen erfüllt. Durch das Mutterunternehmen wird sichergestellt, dass die lokalen Mindestkapitalanforderungen der Tochtergesellschaften entsprechend den jeweiligen behördlichen Anforderungen der Versicherungsaufsicht stets erfüllt werden.

7.10 Übrige nicht ergebniswirksame Eigenkapitalanteile

Die kumulierten übrigen, nicht ergebniswirksamen Eigenkapitalveränderungen betragen 6,5 Mio. EUR (-1,5 Mio. EUR) und resultieren im Wesentlichen aus der erfolgswirksamen Erfassung hedge-ineffektiver Marktwertänderungen derivativer Finanzinstrumente.

7.11 Eigene Anteile

Nach IAS 1 sind eigene Anteile im Eigenkapital offen abzusetzen. Durch Beschluss der Hauptversammlung der Hannover Rückversicherung AG vom 3. Mai 2007 wurde die Gesellschaft ermächtigt, bis zum 31. Oktober 2008 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war während des Berichtszeitraums zu keinem Zeitpunkt im Besitz eigener Aktien.

7.12 Ergebnis je Aktie

Berechnung des unverwässerten sowie des verwässerten Ergebnisses je Aktie

	2007			2006		
	Ergebnis (in TEUR)	Aktien (Anzahl)	Je Aktie (in EUR)	Ergebnis (in TEUR)	Aktien (Anzahl)	Je Aktie (in EUR)
Konzernergebnis	733.658	-	-	514.390	-	-
Gewogener Durchschnitt der ausgegebenen Aktien	-	120.597.134	-	-	120.597.134	-
Ergebnis je Aktie	733.658	120.597.134	6,08	514.390	120.597.134	4,27
aus fortgeführten Geschäftsbereichen	698.573	120.597.134	5,79	428.696	120.597.134	3,56
aus aufgegebenen Geschäftsbereichen	35.085	120.597.134	0,29	85.694	120.597.134	0,71

Weder im Berichtsjahr noch in der vorangegangenen Berichtsperiode lagen verwässernde Effekte oder andere außerordentliche Ergebnisbestandteile vor, die bei der Berechnung des Ergebnisses je Aktie gesondert hätten berücksichtigt oder ausgewiesen werden müssen.

Durch die Ausgabe von Aktien oder Bezugsrechten aus dem genehmigten oder dem bedingten Kapital könnte das Ergebnis je Aktie zukünftig potenziell verwässert werden.

Dividende je Aktie

Im Berichtsjahr wurden für das Jahr 2006 Dividenden in Höhe von 193,0 Mio. EUR (0,0 Mio. EUR) gezahlt.

Anlässlich der Hauptversammlung am 6. Mai 2008 wird für das Geschäftsjahr 2007 eine Dividendenausschüttung in Höhe von 1,80 EUR je Aktie, zuzüglich einer Bonusdividende in Höhe von 0,50 EUR je Aktie, insgesamt 277,4 Mio. EUR, vorgeschlagen werden. Der Ausschüttungsvorschlag ist nicht Bestandteil dieses Konzernabschlusses.

7.13 Sonstige Aktiva und Passiva

Sonstige Vermögenswerte

in TEUR	2007	2006
Eigengenutzte Grundstücke und Gebäude	40.758	40.224
Sonstige Forderungen	2.589	7.274
Barwert künftiger Erträge erworbener Lebensrückversicherungsbestände	2.911	5.102
Betriebs- und Geschäftsausstattung	25.781	23.732
Sonstige Vermögensgegenstände	4.684	6.285
Sonstige immaterielle Vermögenswerte	56.390	45.030
Steuerforderungen	23.304	29.906
Forderungen an verbundene Unternehmen	861	591
Rückdeckungsversicherung	43.556	39.731
Übrige	43.444	63.560
Gesamt	244.278	261.435

Die Bewertung des Bestands an eigengenutztem Grundbesitz erfolgt mit den Anschaffungskosten vermindert um die planmäßigen linearen Abschreibungen über Nutzungsdauern von 10 bis 50 Jahren. Die Marktwerte werden auf Basis der Ertragswertmethode ermittelt.

Betriebs- und Geschäftsausstattung

in TEUR	2007	2006
Bruttobuchwert zum 31.12. Vj.	83.344	85.606
Währungsumrechnung zum 1.1.	-3.182	-2.194
Bruttobuchwert nach Währungsumrechnung	80.162	83.412
aus aufgegebenen Geschäftsbereichen	–	3.673
Veränderung zum Konsolidierungskreis	–	81
Zugänge	16 399	13.288
Abgänge	908	9.421
Umgliederung	-	-749
Währungsumrechnung zum 31.12.	-301	406
Bruttobuchwert zum 31.12. Gj.	95.352	83.344
Kumulierte Abschreibungen zum 31.12. Vj.	59.612	55.389
Währungsumrechnung zum 1.1.	-2.167	-905
Kumulierte Abschreibungen nach Währungsumrechnung	57.445	54.484
Abgänge	347	4.490
Abschreibungen		
planmäßig	12.953	10.930
Umgliederung	-	-1.399
Veränderung im Konsolidierungskreis	-	44
Währungsumrechnung zum 31.12.	-480	43
Kumulierte Abschreibungen zum 31.12. Gj.	69.571	59.612
Nettobuchwert zum 31.12. Vj.	23.732	30.217
Nettobuchwert zum 31.12. Gj.	25.781	23.732

Zur Bewertung der Betriebs- und Geschäftsausstattung verweisen wir auf unsere Erläuterungen zu den übrigen Aktiva in Kapitel 3.2 „Zusammenfassung wesentlicher Bilanzierungs- und Bewertungsmethoden".

Entwicklung der sonstigen immateriellen Vermögenswerte

in TEUR	2007	2006
Bruttobuchwert zum 31.12. Vj.	141.242	129.566
Währungsumrechnung zum 1.1.	-1.765	-1.445
Bruttobuchwert nach Währungsumrechnung	139.477	128.121
Veränderung im Konsolidierungskreis	-	-59
Zugänge	16.390	13.354
Abgänge	455	176
Währungsumrechnung zum 31.12.	17	2
Bruttobuchwert zum 31.12. Gj.	155.429	141.242
Kumulierte Abschreibungen zum 31.12. Vj.	96.212	93.730
Währungsumrechnung zum 1.1.	-98	-241
Kumulierte Abschreibungen nach Währungsumrechnung	96.114	93.489
Veränderung im Konsolidierungskreis	-	25
Abgänge	-	176
Zuschreibungen	40	-
Abschreibungen		
planmäßig	2.965	2.927
Währungsumrechnung zum 31.12.	-	3
Kumulierte Abschreibungen zum 31.12. Gj.	99.039	96.212
Nettobuchwert zum 31.12. Vj.	45.030	35.836
Nettobuchwert zum 31.12. Gj.	56.390	45.030

Die Position enthält zum Bilanzstichtag 0,1 Mio. EUR (0,1 Mio. EUR) für selbst erstellte und 11,7 Mio. EUR (13,8 Mio. EUR) für erworbene Software, die mit Nutzungsdauern von drei bis zehn Jahren planmäßig abgeschrieben wird.

Die Zugänge entfallen in Höhe von 13,4 Mio. EUR (10,6 Mio. EUR) auf erworbene Software sowie in Höhe von 2,8 Mio. EUR (2,6 Mio. EUR) auf Anzahlungen für selbst zu erstellende Software.

Die Hannover Rück AG hat mit Wirkung zum 1. Juli 2003 eine Rückdeckungsversicherung für Pensionszusagen abgeschlossen. Es handelt sich dabei um aufgeschobene Rentenversicherungen mit laufendem Beitrag im Rahmen eines Gruppenversicherungsvertrags, die nach IAS 19 zum Bilanzstichtag als separater Vermögenswert zum Fair Value in Höhe von 43,6 Mio. EUR (39,7 Mio. EUR) bilanziert worden sind.

Im Folgenden wird die Altersstruktur der zum Bilanzstichtag nicht wertberichtigten, jedoch als überfällig eingestuften sonstigen Forderungen dargestellt.

Altersstruktur der überfälligen sonstigen Forderungen

in TEUR	2007			2006		
	bis drei Monate	drei Monate bis ein Jahr	über ein Jahr	bis drei Monate	drei Monate bis ein Jahr	über ein Jahr
Sonstige Forderungen	198	1.818	6.571	2.988	2.192	7.316
Abgegrenzte Zinsen	8	-	-	38	-	-
Gesamt	206	1.818	6.571	3.026	2.192	7.316

Auf Basis individueller Werthaltigkeitsanalysen wurden im Berichtsjahr sonstige Forderungen in Höhe von 0,2 Mio. EUR (0,7 Mio. EUR) wertberichtigt.

Aus den sonstigen finanziellen Vermögenswerten, die zum Bilanzstichtag weder überfällig noch wertberichtigt waren, können Kreditrisiken resultieren. Wir verweisen hierzu insgesamt auf unsere Ausführungen in Kapitel 6.1 „Übergreifende Risikosteuerung".

Andere Verbindlichkeiten

in TEUR	2007	2006
Verbindlichkeiten aus Derivaten	15.892	5.847
Zinsen	63.283	64.831
Rechnungsabgrenzungsposten	18.682	25.826
Jahresabschlusskosten	3.033	2.928
Treuhandverbindlichkeiten	8.494	9.483
Zinsen auf Steuernachzahlungen	-	17.055
Aktienbezugsrechte	4.648	4.590
Verbindlichkeiten gegenüber verbundenen Unternehmen	552	5.954
Rückstellungen aus Arbeitsverhältnissen	29.521	22.259
Direkte Fremdanteile an Personengesellschaften	28.011	20.192
Übrige	104.921	69.889
Gesamt	277.037	248.854

In den übrigen Verbindlichkeiten sind in Höhe von 67,4 Mio. EUR (71,5 Mio. EUR) übrige nichttechnische Rückstellungen enthalten, deren Entwicklung in der folgenden Tabelle dargestellt wird.

Entwicklung der übrigen nichttechnischen Rückstellungen

in TEUR	Bilanzwert 31.12.2006	Währungsumrechnung zum 1.1.	Bilanzwert 1.1. Gj.
Rückstellungen für			
Zinsen gem. § 233a Abgabenordnung (AO)	17.055	-	17.055
Prüfungen und Kosten der Veröffentlichung des Jahresabschlusses	2.928	-56	2.872
Beratungskosten	1.482	-111	1.371
Aktienwertbeteiligungsrechte	4.590	-101	4.489
Lieferantenrechnungen	8.527	-600	7.927
Altersteilzeit- und Vorruhestandsverpflichtungen	4.772	-3	4.769
Urlaubsverpflichtungen und Mehrarbeit	2.602	-49	2.553
Jubiläen	1.281	–	1.281
Tantiemen	13.604	-467	13.137
Sonstiges	14.615	-674	13.941
Gesamt	71.456	-2.061	69.395

Zugänge	Verbrauch	Auflösung	Währungsumrechnung zum 31.12.	Bilanzwert 31.12.2007
-	-	17.055	-	-
2.583	2.271	134	-17	3.033
1.988	1.431	-	37	1.965
1.783	1.519	122	17	4.648
5.018	7.456	11	186	5.664
459	29	-	-6	5.193
2.658	2.430	-	-	2.789
154	-	-	-	1.435
20.629	10.400	2.761	-493	20.112
14.799	4.628	506	-1.073	22.533
50.071	30.164	20 589	-1.349	67.364

7.14 Versicherungstechnische Gewinn- und Verlustrechnung

Rückversicherungstechnisches Ergebnis

in TEUR	2007	2006
Gebuchte Bruttoprämie	8.258.901	9.289.323
Gebuchte Rückversicherungsprämie	1.036.950	2.199.359
Veränderung der Prämienüberträge	298.490	134.713
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen	-227.511	-132.587
Verdiente Prämie f. e. R.	7.292.930	7.092.090
Sonstige versicherungstechnische Erträge	1.130	3.281
Versicherungstechnische Erträge f. e. R. insgesamt	7.294.060	7.095.371
Schadenzahlungen	4.556.882	4.794.874
Veränderung der Rückstellung für Versicherungsfälle	474.189	178.198
Aufwendungen für Versicherungsfälle f. e. R.	5.031.071	4.973.072
Veränderung der Deckungsrückstellung	398.232	195.465
Prämienrückgewähr	298	2.704
Veränderung der Deckungsrückstellung f. e. R.	397.934	192.761
Gezahlte Provisionen	1.671.783	1.901.486
Veränderung der abgegrenzten Abschlusskosten	-83.007	-12.294
Veränderung der Rückstellung für Provisionen	4.220	26.573
Sonstige Abschlusskosten	12.571	15.443
Sonstige versicherungstechnische Aufwendungen	20.031	33.988
Aufwendungen für den Versicherungsbetrieb	204.358	194.406
Versicherungstechnisches Ergebnis f. e. R.	-130.955	-254.652

Zu den Aufwendungen für Versicherungsfälle und zur Veränderung der Deckungsrückstellung verweisen wir zusätzlich auf Kapitel 7.2 „Versicherungstechnische Aktiva und Passiva". Die Veränderung der Deckungsrückstellung betrifft ausschließlich das Segment Personen-Rückversicherung.

Die Aufwendungen für den Versicherungsbetrieb betragen insgesamt 2,8 % (2,7 %) der verdienten Prämie für eigene Rechnung.

Sonstige versicherungstechnische Erträge

in TEUR	2007	2006
Sonstige versicherungstechnische Erträge (brutto)	1.816	4.189
Anteil der Rückversicherer	686	908
Sonstige versicherungstechnische Erträge f. e. R.	1.130	3.281

Aufwendungen für Provisionen, Gewinnanteile und Veränderung der abgegrenzten Abschlusskosten

in TEUR	2007	2006
Gezahlte Provisionen (brutto)	1.857.719	2.244.906
Anteil der Rückversicherer	185.936	343.420
Veränderung der abgegrenzten Abschlusskosten (brutto)	-164.087	-57.957
Anteil der Rückversicherer	-81.080	-45.664
Veränderung der Rückstellung für Provisionen (brutto)	-65	30.670
Anteil der Rückversicherer	-4.285	4.096
Aufwendungen für Provisionen, Gewinnanteile und Veränderung der abgegrenzten Abschlusskosten f. e. R.	1.759.010	1.940.353

Sonstige versicherungstechnische Aufwendungen

in TEUR	2007	2006
Sonstige versicherungstechnische Aufwendungen (brutto)	20.034	33.675
Anteil der Rückversicherer	-47	-313
Sonstige versicherungstechnische Aufwendungen f. e. R.	20.081	33.988

7.15 Übriges Ergebnis

in TEUR	2007	2006
Sonstige Erträge		
Währungskursgewinne	80.058	53.169
Erträge aus Verträgen, die nach der Deposit-Accounting-Methode bilanziert werden	75.383	33.391
Sonstige Zinserträge	2.154	4.482
Erträge aus Dienstleistungen	7.849	556
Erträge aus Verkäufen von Beteiligungen	11.995	-
Wertaufholungen auf abgeschriebene Forderungen	47.686	14.388
Übrige Erträge	27.509	26.753
	252.634	132.739
Sonstige Aufwendungen		
Währungskursverluste	58.932	27.831
Sonstige Zinsaufwendungen	70.781	16.974
Abschreibungen	14.372	12.147
Aufwendungen für Dienstleistungen	7.591	1.570
Aufwendungen für das Unternehmen als Ganzes	37.044	37.579
Einzelwertberichtigungen	54.700	89.993
Abschreibung auf Geschäfts- oder Firmenwert	-	20.073
Übrige Aufwendungen	59.998	40.930
	303.418	247.097
Gesamt	-50.784	-114.358

Die Einzelwertberichtigungen entfallen in Höhe von 52,5 Mio. EUR (35,8 Mio. EUR) auf Abrechnungsforderungen, mit 2,0 Mio. EUR (53,5 Mio. EUR) auf die Anteile der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle sowie mit 0,2 Mio. EUR (0,7 Mio. EUR) auf sonstige Forderungen.

8. Beziehungen zu nahe stehenden Unternehmen und Personen

8.1 Transaktionen mit nahe stehenden Unternehmen

Nach IAS 24 werden nahe stehende Unternehmen oder Personen u. a. als Mutter- und Tochterunternehmen und Tochtergesellschaften einer gemeinsamen Muttergesellschaft, assoziierte Unternehmen, juristische Personen unter Einfluss des Managements und das Management des Unternehmens definiert. Im Berichtsjahr bestanden die folgenden wesentlichen Geschäftsbeziehungen mit nahe stehenden Unternehmen oder Personen.

Der HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) hält zum Bilanzstichtag mittelbar über die Tochterunternehmen Talanx AG, HDI Verwaltungs-Service GmbH sowie über die Zweite HDI Beteiligungsgesellschaft mbH, alle mit Sitz in Hannover, eine Mehrheitsbeteiligung an der Hannover Rück AG. Zur Änderung der Besitzverhältnisse an der Hannover Rück AG am 10. Januar 2008 verweisen wir auf Kapitel 9.7 „Ereignisse nach Ablauf des Berichtsjahres".

Die Hannover Rück bietet dem HDI-Konzern Rückversicherungsschutz. Insoweit besteht im versicherungstechnischen Geschäft eine Vielzahl von Geschäftsbeziehungen mit nicht von der Hannover Rück zu konsolidierenden, nahe stehenden Unternehmen im In- und Ausland. Dies beinhaltet sowohl übernommenes als auch abgegebenes Geschäft zu marktüblichen Konditionen. Die Protection Reinsurance Intermediaries AG räumt der Hannover Rück AG und der E+S Rück AG eine vorrangige Position als Rückversicherer von Zedenten der Talanx-Gruppe ein. Ferner können sich die Hannover Rück AG und die E+S Rück AG an den Schutzdeckungen auf den Selbstbehalt der Gruppenzedenten beteiligen und sich ebenfalls schützen lassen.

Wesentliche Rückversicherungsbeziehungen mit nahe stehenden Unternehmen im Berichtsjahr werden in der folgenden Tabelle dargestellt.

Übernommenes und abgegebenes Geschäft im In- und Ausland

in TEUR	2007	
Nahe stehendes Unternehmen	**Prämie**	**versicherungstechnisches Ergebnis**
Übernommenes Geschäft		
ASPECTA Assurance International AG	20.151	3.088
ASPECTA Assurance International Luxembourg S.A.	33.149	3.592
ASPECTA Lebensversicherung AG	142.770	7.447
CiV Lebensversicherung AG	47.872	-1.375
CiV Versicherung AG	17.326	3.857
HDI Asekuracja Towarzystwo Ubezpieczen S.A.	6.330	-12.199
HDI Assicurazioni S.p.A.	15.566	2.960
HDI Direkt Versicherung AG	952	64.106
HDI-Gerling Firmen und Privat Versicherung AG	20.216	-43.318
HDI-Gerling Industrie Versicherung AG	275.246	12.111
HDI-Gerling Lebensversicherung AG	25.058	-1.861
HDI-Gerling Verzekeringen N.V.	27.249	10.892
HDI HANNOVER International España, Cia de Seguros y Reaseguros S.A.	19.176	4.241
HDI Hannover Versicherung AG	10.527	5.476
HDI Sigorta A.S.	27.489	1.503
Magyar Posta Biztosító Részvénytársaság	9.449	745
Postbank Lebensversicherung AG	50.032	-923
Übrige Gesellschaften	13.662	369
	762.220	60.711
Abgegebenes Geschäft		
HDI-Gerling Industrie Versicherung AG	-1.051	1.075
Übrige Gesellschaften	-41	-41
Gesamt	-1.092	1.034

Das versicherungstechnische Ergebnis der HDI Direkt Versicherung AG in Höhe von 64,1 Mio. EUR resultiert überwiegend aus der Auflösung von Rückstellungen für Haftpflichtschäden aus Vorperioden.

Seit dem Geschäftsjahr 1997 wird bei allen Neuzeichnungen und Verlängerungen der deutsche Markt von der E+S Rück AG und der ausländische Markt von der Hannover Rück AG bearbeitet. Durch interne Retrozession bleibt die prozentuale Aufteilung des Geschäfts, die für die vorher bestehende Zeichnungsgemeinschaft galt, zwischen diesen Gesellschaften im Wesentlichen erhalten.

Die Hannover Rück AG hält einen zum 1. Oktober 2008 fälligen Genussschein des HDI Haftpflichtverband der Deutschen Industrie V. a. G. in Höhe von 18,5 Mio. EUR mit einem Coupon in Höhe von 7,25 %. Der Genussschein, auf den abgegrenzte Zinsen in Höhe von 1,3 Mio. EUR entfallen, wurde unter den festverzinslichen Wertpapieren des Dauerbestands ausgewiesen.

Die Hannover Re (Bermuda) Ltd. gewährt einen Kredit mit Fälligkeit zum 31. Mai 2012 und einem Coupon in Höhe von 4,98 % an die Talanx AG, der zum Bilanzstichtag ein Volumen von 51,5 Mio. EUR aufweist. In dem Bilanzwert sind abgegrenzte Zinsen in Höhe von 1,5 Mio. EUR enthalten. Dieses Wertpapier wurde unter den sonstigen Kapitalanlagen ausgewiesen.

Die Konzerngesellschaften E+S Rück AG, Hannover Finance (Luxembourg) S. A., Hannover Reinsurance (Ireland) Ltd. und Hannover Re (Bermuda) Ltd. investierten in Höhe von insgesamt 153,9 Mio. EUR in eine Inhaberschuldverschreibung der Talanx AG mit Fälligkeit zum 8. Juli 2013 und einem Coupon in Höhe von 5,43 %. Der Bilanzwert des Papiers, das unter den festverzinslichen Wertpapieren des Dauerbestands ausgewiesen wird, enthält zum Bilanzstichtag abgegrenzte Zinsen in Höhe von 3,9 Mio. EUR.

Im Rahmen längerfristiger Mietverhältnisse haben Gesellschaften der Hannover Rück-Gruppe im Jahr 2007 der AmpegaGerling Investment GmbH, HDI Service AG, HDI Industrie Versicherung AG, HDI Direkt Versicherung AG (vormals HDI Privat Versicherung AG) sowie der Protection Reinsurance Intermediaries AG, alle mit Sitz in Hannover, Geschäftsräume vermietet. Für letztere sind darüber hinaus im Rahmen von drei Dienstleistungsverträgen EDV- und Verwaltungsleistungen erbracht worden, EDV-Leistungen wurden ferner für die AmpegaGerling Asset Management GmbH erbracht.

Die AmpegaGerling Asset Management GmbH erbringt im vertraglich vereinbarten Rahmen Dienstleistungen zur Vermögensanlage und Vermögensverwaltung für die Hannover Rück sowie einige ihrer Tochtergesellschaften. Vermögenswerte in Spezialfonds werden durch die AmpegaGerling Investment GmbH verwaltet.

Im Zug des Wechsels mehrerer Mitarbeiter von der AmpegaGerling Asset Management GmbH zur Hannover Rück AG und zur E+S Rück AG bzw. von der Hannover Rück AG zur Protection Reinsurance Intermediaries AG wurden Pensionsverpflichtungen übernommen bzw. übertragen.

Gesellschaften der Talanx-Gruppe gewährten dem Hannover Rück-Konzern Versicherungsschutz u. a. in den Bereichen Betriebshaftpflicht-, Feuer-, Gruppenunfall- und Dienstreisekaskoversicherung. Die Talanx AG hat im Interesse des Hannover Rück-Konzerns eine Unternehmensleiter-Vermögensschadenhaftpflichtversicherung für die Praetorian Financial Group, Inc., abgeschlossen. Die Versicherungsprämien wurden der Hannover Rück AG in Rechnung gestellt und von dieser an die Hannover Finance, Inc. weiterbelastet. Ferner hat die Talanx AG der Hannover Rück AG und der E+S Rück AG die Unternehmensleiter-Vermögensschadenhaftpflichtversicherung der Talanx-Gruppe anteilig in Rechnung gestellt. Darüber hinaus erbrachten Abteilungen der Talanx AG für uns Dienstleistungen in den Bereichen Steuern und allgemeine Verwaltung.

Alle Geschäfte erfolgten zu marktüblichen Konditionen. Wir haben hierüber für die Hannover Rück AG und die E+S Rück AG in deren Abhängigkeitsberichten gem. § 312 AktG Rechenschaft abgelegt.

Zum Erwerb der Anteile der CiV Lebensversicherung AG, einer Tochtergesellschaft der Talanx AG, in Höhe von 10 % an der E+S Rück AG durch die Hannover Rück Beteiligung Verwaltungs-GmbH und zu der anschließenden Weiterveräußerung von 2 % dieser Anteile an einen konzernfremden Dritten verweisen wir auf unsere Ausführungen im Kapitel 5.3 „Weitere gesellschaftsrechtliche Veränderungen".

8.2 Vergütung und Aktienbesitz der Organe der Obergesellschaft

Zu diesen Angaben verweisen wir insgesamt auf den Vergütungsbericht im Rahmen der Corporate-Governance-Berichterstattung, insbesondere Seite 184 bis 191.

Der Vergütungsbericht richtet sich nach den Empfehlungen des Deutschen Corporate Governance Kodex und beinhaltet Angaben, die nach den Erfordernissen des IAS 24 „Angaben über Beziehungen zu nahe stehenden Unternehmen und Personen" ebenfalls Bestandteil des Anhangs zum Konzernjahresabschluss 2007 sind. Auch nach deutschem Handelsrecht beinhalten diese Informationen Pflichtangaben des Anhangs (§ 314 HGB) bzw. des Lageberichts (§ 315 HGB), die insgesamt im Vergütungsbericht erläutert werden. Auf eine zusätzliche Darstellung im Anhang bzw. im Lagebericht wird daher verzichtet.

8.3 Aktienorientierte Vergütung

Der Vorstand der Hannover Rück AG hat mit Zustimmung des Aufsichtsrates zum 1. Januar 2000 einen virtuellen Aktienoptionsplan eingeführt, der die Gewährung von Aktienwert-Beteiligungsrechten an bestimmte Führungskräfte vorsieht. Der Inhalt des Aktienoptionsplans richtet sich ausschließlich nach den Bedingungen zur Gewährung von Aktienwert-Beteiligungsrechten. Zuteilungsberechtigt sind alle Mitglieder des Konzern-Führungskreises. Bei Ausübung der Aktienwert-Beteiligungsrechte ergibt sich kein Anspruch auf Lieferung von Aktien der Hannover Rück AG, sondern lediglich auf Zahlung eines an der Aktienkursentwicklung der Hannover Rück AG orientierten Barbetrages. Die Bilanzierung aktienbasierter Vergütungstransaktionen mit Barausgleich ist in IFRS 2 „Share-based Payment" geregelt.

Aktienwert-Beteiligungsrechte wurden erstmals für das Geschäftsjahr 2000 zugeteilt und werden für jedes nachfolgende Geschäftsjahr (Zuteilungsjahr) gesondert zugeteilt, sofern die in den Bedingungen zur Gewährung von Aktienwert-Beteiligungsrechten festgelegten Erfolgskriterien erreicht werden.

Das interne Erfolgskriterium ist bei Erreichen des vom Aufsichtsrat festgelegten und nach IAS 33 „Ergebnis je Aktie" ermittelten, verwässerten Zielergebnisses je Aktie („Diluted Earnings per Share", kurz EPS) erfüllt. Wird das Zielergebnis über- oder unterschritten, wird die zunächst gewährte vorläufige Basisanzahl entsprechend erhöht bzw. reduziert und ergibt die EPS-Basisanzahl. Das externe Erfolgskriterium ist die Entwicklung des Aktienkurses im Zuteilungsjahr. Hierfür gilt der gewichtete ABN Amro Global Reinsurance Index als Benchmark. Er beinhaltet die Entwicklung börsennotierter Rückversicherer der Welt. Entsprechend der Out- oder Underperformance dieses Index wird die EPS-Basisanzahl erhöht, jedoch maximal um 400 % der Basisanzahl, bzw. ermäßigt, aber maximal um 50 % der EPS-Basisanzahl.

Die Laufzeit der Aktienwert-Beteiligungsrechte beträgt jeweils zehn Jahre, beginnend mit dem Ablauf des betreffenden Zuteilungsjahres. Aktienwert-Beteiligungsrechte, die nicht bis zum Ende der jeweiligen Laufzeit ausgeübt wurden, erlöschen. Die Aktienwert-Beteiligungsrechte dürfen erst nach einer Wartezeit und dann nur innerhalb von vier Ausübungszeiträumen pro Jahr ausgeübt werden. Die Wartezeit beträgt für 40 % der Aktienwert-Beteiligungsrechte (die erste Tranche jedes Zuteilungsjahres) zwei Jahre, für jeweils weitere 20 % der Aktienwert-Beteiligungsrechte (die Tranchen zwei bis vier jedes Zuteilungsjahres) verlängert sich die Sperrfrist jeweils um ein weiteres Jahr. Jeder Ausübungszeitraum hat eine Dauer von zehn Börsenhandelstagen, beginnend jeweils mit dem sechsten Börsenhandelstag nach dem Tag der Veröffentlichung des Quartalsberichts der Hannover Rück AG.

Bei Ausübung eines Aktienwert-Beteiligungsrechts ist die Höhe des Differenzbetrages zwischen dem Basispreis und dem aktuellen Börsenkurs der Aktie der Hannover Rück AG zum Zeitpunkt der Ausübung an den Berechtigten zu zahlen. Dabei entspricht der Basispreis dem arithmetischen Mittelwert der Schlusskurse der Aktie der Hannover Rück AG an allen Börsenhandelstagen des ersten vollen Kalendermonats des jeweiligen Zuteilungsjahres. Maßgebend für den aktuellen Börsenkurs der Aktie der Hannover Rück AG zum Zeitpunkt der Ausübung der Aktienwert-Beteiligungsrechte ist der arithmetische Mittelwert der Schlusskurse der Aktie der Hannover Rück AG an den letzten zwanzig Börsenhandelstagen vor dem ersten Tag des jeweiligen Ausübungszeitraumes.

Die Auszahlung ist auf einen Maximalbetrag begrenzt, der sich als Quotient aus dem im Zuteilungsjahr insgesamt zu gewährenden Vergütungsvolumen und der Gesamtzahl der in diesem Jahr zugeteilten Aktienwert-Beteiligungsrechte ergibt.

Im Falle der Kündigung des Anstellungsverhältnisses oder der Beendigung des Anstellungsverhältnisses infolge eines Aufhebungsvertrages oder einer Befristung besteht das Recht, alle Aktienwert-Beteiligungsrechte im ersten darauf folgenden Ausübungszeitraum auszuüben. In diesem Zeitraum nicht ausgeübte Aktienwert-Beteiligungsrechte und solche, deren Wartezeit noch nicht abgelaufen ist, erlöschen. Der Eintritt in den Ruhestand, der Fall der Erwerbsunfähigkeit und der Fall des Todes der Führungskraft gelten für Zwecke der Ausübung nicht als Beendigung des Anstellungsverhältnisses.

Aus den Zuteilungen für die Jahre 2000, 2002 bis 2004 und 2006 bestehen im Berichtsjahr die in der folgenden Tabelle dargestellten Verpflichtungen. Für die Jahre 2001 und 2005 erfolgte keine Zuteilung.

Aktienwert-Beteiligungsrechte der Hannover Rück AG

	Zuteilungsjahr				
	2006	2004	2003	2002	2000
Ausgabedatum	13.3.2007	24.3.2005	25.3.2004	11.4.2003	21.6.2001
Laufzeit	10 Jahre	10 Jahre	10 Jahre	10 Jahre	10 Jahre
Sperrfrist	2 Jahre	2 Jahre	2 Jahre	2 Jahre	2 Jahre
Basispreis (in EUR)	30,89	27,49	24,00	23,74	25,50
Teilnehmer im Jahr der Ausgabe	106	109	110	113	95
Anzahl ausgegebener Optionen	817.788	211.171	904.234	710.429	1.138.005
Fair Value zum 31.12.2007 (in EUR)	6,00	10,49	7,44	7,81	5,49
Maximalwert (in EUR)	10,32	24,62	8,99	8,79	5,49
Bestand an Optionen zum 31.12.2007	809.034	164.288	258.438	105.298	8.028
Rückstellung zum 31.12.2007 (in Mio. EUR)	1,69	1,47	1,69	0,82	0,04
Auszahlungsbeträge im Gj. 2007 (in Mio. EUR)	-	0,07	1,34	0,95	0,02
Aufwand im Gj. 2007 (in Mio. EUR)	1,69	-0,11	0,25	0,13	-0,01*

*Einige Teilnehmer haben trotz Erreichens des Maximalwerts nicht alle ABR ausgeübt

Im Berichtsjahr ist für 100 % der für das Jahr 2000, für 80 % der für das Jahr 2002, für 60 % der für das Jahr 2003 und für 40 % der für das Jahr 2004 zugeteilten Aktienwert-Beteiligungsrechte die Wartezeit abgelaufen. Ausgeübt wurden 3.753 Aktienwert-Beteiligungsrechte des Zuteilungsjahres 2000, 110.426 Aktienwert-Beteiligungsrechte des Zuteilungsjahres 2002, 155.840 Aktienwert-Beteiligungsrechte des Zuteilungsjahres 2003 und 12.956 Aktienwert-Beteiligungsrechte des Zuteilungsjahres 2004. Die Summe der Auszahlungsbeträge betrug 2,4 Mio. EUR.

Der Bestand der Aktienwert-Beteiligungsrechte der Hannover Rück AG hat sich seit 2001 wie folgt entwickelt:

Entwicklung des Aktienwert-Beteiligungsrechtsplanes der Hannover Rück AG

	Zuteilungsjahr				
Anzahl Optionen	**2006**	**2004**	**2003**	**2002**	**2000**
Ausgegeben 2001	–	–	–	–	1.138.005
Ausgeübt 2001	–	–	–	–	–
Verfallen 2001	–	–	–	–	–
Bestand 31.12.2001	–	–	–	–	1.138.005
Ausgegeben 2002	–	–	–	–	–
Ausgeübt 2002	–	–	–	–	–
Verfallen 2002	–	–	–	–	40.770
Bestand 31.12.2002	–	–	–	–	1.097.235
Ausgegeben 2003	–	–	–	710.429	–
Ausgeübt 2003	–	–	–	–	–
Verfallen 2003	–	–	–	23.765	110.400
Bestand 31.12.2003	–	–	–	686.664	986.835
Ausgegeben 2004	–	–	904.234	–	–
Ausgeübt 2004	–	–	–	–	80.137
Verfallen 2004	–	–	59.961	59.836	57.516
Bestand 31.12.2004	–	–	844.273	626.828	849.182
Ausgegeben 2005	–	211.171	–	–	–
Ausgeübt 2005	–	–	–	193.572	647.081
Verfallen 2005	–	6.397	59.834	23.421	25.974
Bestand 31.12.2005	–	204.774	784.439	409.835	176.127
Ausgegeben 2006	–	–	–	–	–
Ausgeübt 2006	–	–	278.257	160.824	153.879
Verfallen 2006	–	14.511	53.578	22.896	10.467
Bestand 31.12.2006	–	190.263	452.604	226.115	11.781
Ausgegeben 2007	817.788	–	–	–	–
Ausgeübt 2007	–	12.956	155.840	110.426	3.753
Verfallen 2007	8.754	13.019	38.326	10.391	–
Bestand 31.12.2007	809.034	164.288	258.438	105.298	8.028
Ausübungsfähig 31.12.2007	–	62.775	8.636	6.515	8.028

Die Bewertung der bestehenden Aktienwert-Beteiligungsrechte erfolgt auf Basis des Black-Scholes-Optionspreismodells.

Den Berechnungen sind der Jahresschlusskurs der Hannover Rück-Aktie zum Stichtag 28. Dezember 2007 von 31,55 EUR, eine erwartete Volatilität von 26,30 % (historische Volatilität auf Fünf-Jahres-Basis), eine erwartete Dividendenrendite von 8,08 % und ein risikofreier Zinssatz von 4,11 % für das Zuteilungsjahr 2000, 4,20 % für das Zuteilungsjahr 2002, 4,25 % für das Zuteilungsjahr 2003, 4,30 % für das Zuteilungsjahr 2004 und 4,41 % für das Zuteilungsjahr 2006 zugrunde gelegt worden.

Der durchschnittliche Fair Value je Aktienwert-Beteiligungsrecht beträgt für das Zuteilungsjahr 2000 5,49 EUR, für das Zuteilungsjahr 2002 7,81 EUR, für das Zuteilungsjahr 2003 7,44 EUR, für das Zuteilungsjahr 2004 10,49 EUR und für das Zuteilungsjahr 2006 6,00 EUR.

Auf dieser Basis beträgt die Summe der Rückstellung für das Geschäftsjahr 2007 5,7 Mio. EUR. Der Aufwand beträgt insgesamt 1,9 Mio. EUR.

8.4 Hypotheken und Darlehen

An Mitarbeiter, die nicht Vorstand oder Aufsichtsrat angehören, wurden Hypotheken bzw. Grundschulddarlehen zur Finanzierung von Wohnungseigentum gegeben. Diese Darlehen sind alle grundpfandrechtlich an erster Stelle abgesichert. Forderungsausfälle lagen nicht vor und werden nicht erwartet.

9. Übrige Erläuterungen

9.1 Rechtsstreitigkeiten

Aus dem Erwerb der Lion Insurance Company, Trenton/USA, durch die Hannover Finance, Inc., Wilmington/USA, eine Tochtergesellschaft der Hannover Rück, besteht mit den früheren Eigentümern der Lion Insurance Company ein Rechtsstreit über die Freigabe eines treuhänderisch verwalteten Teils des damaligen Kaufpreises sowie über eine Verpflichtung zur Zahlung von weiteren Kaufpreisteilen und Vergütungsbestandteilen (Incentive Compensation) aus Geschäftsführungsverträgen. Ferner besteht ein Rechtsstreit über die Freigabe eines weiteren Treuhandkontos, das als Sicherheit für Verbindlichkeiten der früheren Eigentümer im Zusammenhang mit einem bestimmten Geschäftssegment dient.

Mit Ausnahme der vorgenannten Verfahren bestanden im Berichtsjahr und am Bilanzstichtag – abgesehen von Verfahren im Rahmen des üblichen Versicherungs- und Rückversicherungsgeschäfts – keine wesentlichen Rechtsstreitigkeiten.

9.2 Haftungsverhältnisse und Eventualverbindlichkeiten

Eine von der Hannover Finance, Inc., Wilmington/USA, im Geschäftsjahr 1999 begebene nachrangige Anleihe über 400,0 Mio. USD hat die Hannover Rück durch eine nachrangige Garantie abgesichert. Im Februar 2004 sowie im Mai 2005 hat die Hannover Rück AG die nachrangige Anleihe in Höhe von insgesamt 380 Mio. USD zurückgekauft, sodass die Garantie noch 20,0 Mio. USD absichert. Mit Wirkung vom 4. Juni 2007, dem Zahlungszeitpunkt, hat die Emittentin die Anleihe nunmehr zum Zweck der Entwertung von der Hannover Rück AG in Höhe von 380,0 Mio. USD zurückerworben und zum 17. Juli 2007 entwertet. Zu näheren Erläuterungen verweisen wir auf Kapitel 7.8 „Darlehen und nachrangiges Kapital".

Die Hannover Rück AG hat über ihre Tochtergesellschaft Hannover Finance (Luxembourg) S.A. drei nachrangige Schuldverschreibungen am europäischen Kapitalmarkt platziert. Sowohl die im Jahr 2001 begebene Anleihe, deren Anleihevolumen nunmehr 138,1 Mio. EUR beträgt, als auch die Anleihen aus den Geschäftsjahren 2004 über 750,0 Mio. EUR und 2005 über 500,0 Mio. EUR hat die Hannover Rück AG jeweils durch eine nachrangige Garantie abgesichert. Zu näheren Erläuterungen verweisen wir auf Kapitel 7.8 „Darlehen und nachrangiges Kapital".

Die Garantien der Hannover Rück AG für die nachrangigen Schuldverschreibungen greifen ein, soweit fällige Zahlungen aus den Anleihen nicht seitens der jeweiligen Emittentin geleistet werden. Die Garantien decken die jeweiligen Bondvolumina sowie die bis zu den Rückzahlungszeitpunkten fälligen Zinsen ab. Da die Zinsen aus den Anleihen teilweise von den jeweils zu den Zinszahlungszeitpunkten geltenden Zinshöhen am Kapitalmarkt abhängig sind (Floating Rate), sind die maximalen, undiskontierten Beträge einer möglichen Inanspruchnahme nicht hinreichend genau schätzbar. Im Hinblick auf die Garantieleistungen hat die Hannover Rück AG keine Rückgriffsrechte außerhalb des Konzerns.

Im Juli 2004 veräußerte die Hannover Rück AG zusammen mit den anderen Teilhabern ihre über die Willy Vogel Beteiligungsgesellschaft mbH gehaltene Beteiligung an der Willy Vogel AG. Zur Absicherung der im Kaufvertrag übernommenen Gewährleistungen erteilte die Hannover Rück AG gemeinsam mit den anderen Teilhabern dem Käufer eine selbstschuldnerische Bürgschaft, die insgesamt auf 7,1 Mio. EUR begrenzt ist. Ferner wurde zwischen der Hannover Rück AG und den anderen Teilhabern für den Fall der Inanspruchnahme der Bürgschaft ein den jeweiligen Beteiligungsverhältnissen entsprechender Ausgleich vereinbart.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 2.088,3 Mio. EUR (2.238,8 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen des dispositiven Bestands ausgewiesen. Der deutliche Rückgang beruht ausschließlich auf Währungskursveränderungen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Bürgschaften in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Bilanzstichtag auf 2.150,0 Mio. EUR (2.684,2 Mio. EUR). Auch hier ist der deutliche Rückgang im Wesentlichen auf Währungskursveränderungen zurückzuführen.

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen seitens des Konzerns in Höhe von 235,2 Mio. EUR (246,3 Mio. EUR). Dabei handelt es sich im Wesentlichen um noch nicht erfüllte Einzahlungsverpflichtungen aus Beteiligungszusagen an Private-Equity-Funds und Venture-Capital-Gesellschaften in Form von Personengesellschaften.

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen. Die Finanzierungsphase wurde mit Wirkung zum 31. Dezember 2004 vertragsgemäß beendet. Die Haftungshöhe der Hannover Rück AG zum Novationszeitpunkt (31. Dezember 2011) bezogen auf zukünftige Bilanzstichtage kann sich durch Schwankungen im EURIBOR bzw. Abweichungen der tatsächlichen Abrechnungen von den Projektionen ändern. Zum Bilanzstichtag wurde die Höhe der Rückversicherungsverpflichtungen auf 10,3 Mio. EUR (33,4 Mio. EUR) geschätzt. Der Rückgang der Rückversicherungsverpflichtung gegenüber dem Vorjahr in Höhe von 23,1 Mio. EUR resultiert aus einer erheblich positiveren Abwicklung des Geschäfts als prognostiziert.

9.3 Langfristige Verpflichtungen

Nach der Auflösung des Deutschen Luftpools mit Wirkung zum 31. Dezember 2003 besteht unsere Beteiligung aus der Abwicklung der noch bestehenden Vertragsbeziehungen (run-off).

Die Mitgliedschaft mehrerer Konzerngesellschaften bei der Pharma-Rückversicherungsgemeinschaft sowie der Deutschen Kernreaktor-Versicherungsgemeinschaft führt zu einer zusätzlichen Inanspruchnahme entsprechend der Beteiligungsquote, wenn ein anderes Poolmitglied ausfallen sollte.

9.4 Mieten und Leasing

Angemietete Objekte

Zukünftige Leasingverpflichtungen

in TEUR	Ausgaben
2008	3.630
2009	3.868
2010	3.760
2011	2.842
2012	2.205
Nachfolgend	5.389

Operating Leasingverträge führten im Berichtsjahr zu Ausgaben von 3,5 Mio. EUR (4,4 Mio. EUR).

Der Rückgang der zusammengefassten Leasingverbindlichkeiten resultiert aus den im Vorjahr gekündigten, langfristigen Mietverträgen. Der im Jahr 2003 abgeschlossene Mietvertrag der Clarendon-Gruppe für Geschäftsräume, der ursprünglich bis zum 29. August 2023 lief, wurde mit Wirkung zum März 2007 gekündigt und durch ein neues, bis Juni 2011 laufendes Mietverhältnis für andere Geschäftsräume ersetzt.

Die Hannover Reinsurance Africa Ltd. hat das zuvor im Rahmen eines Sale-and-lease-back-Vertrages gemietete Grundstück und Geschäftsgebäude mit Wirkung zum 1. Januar 2007 erworben.

Vermietete Objekte
Insgesamt resultieren aus den unkündbaren Verträgen in den folgenden Jahren die nachfolgend aufgeführten Einnahmen:

Zukünftige Mieteinnahmen

in TEUR	Einnahmen
2008	1.595
2009	1.595
2010	1.527
2011	780
2012	780
Nachfolgend	-

Die Mieteinnahmen beliefen sich im Berichtsjahr auf 1,7 Mio. EUR (9,8 Mio. EUR).

Die Mieteinnahmen resultieren im Wesentlichen aus der Geschäftstätigkeit der Hannover Real Estate Holdings, die nach den im Vorjahr vorgenommenen Veräußerungen noch ein Objekt vermietet. Diese unkündbare Transaktion hat eine Restlaufzeit von drei Jahren mit einer Verlängerungsoption von fünf Jahren.

9.5 Währungsumrechnung

Abschlusspositionen von Tochterunternehmen des Konzerns wurden in den jeweiligen Währungen bewertet, in welchem ökonomischen Umfeld das entsprechende Tochterunternehmen hauptsächlich operiert. Diese Währungen werden als funktionale Währungen bezeichnet. Der Euro ist die Berichtswährung, in der der konsolidierte Konzernabschluss aufgestellt wird.

Fremdwährungspositionen in den Gewinn- und Verlustrechnungen der Einzelgesellschaften werden zu Durchschnittskursen in die jeweilige funktionale Währung umgerechnet. Die in Landeswährung aufgestellten Gewinn- und Verlustrechnungen dieser Einzelgesellschaften werden zu Durchschnittskursen in Euro umgerechnet und in den Konzernabschluss übernommen. Die Umrechnung der Fremdwährungspositionen in den Bilanzposten der Einzelgesellschaften sowie die Übernahme dieser Posten in den Konzernabschluss erfolgt zu den Devisenmittelkursen des Bilanzstichtags. Nach IAS 21 „The Effects of Changes in Foreign Exchange Rates" müssen im Konzernabschluss Differenzen aus der Währungsumrechnung von Abschlüssen ausländischer Konzerngesellschaften als separater Posten im Eigenkapital ausgewiesen werden. Währungskursumrechnungsdifferenzen, die aus langfristig gewährten Darlehen oder unbefristeten Ausleihungen zwischen Konzerngesellschaften resultieren, sind ebenfalls erfolgsneutral in einer separaten Komponente des Eigenkapitals zu erfassen.

Fremdwährungsgeschäfte in den Einzelabschlüssen von Konzerngesellschaften werden grundsätzlich zum Transaktionskurs in die Berichtswährung umgerechnet. Die Bilanzierung der aus der Umrechnung resultierenden Währungskursgewinne bzw. -verluste gemäß IAS 21 richtet sich nach dem Charakter der jeweils zugrunde liegenden Bilanzposition.

Fremdwährungsgewinne oder -verluste aus der Umrechnung von monetären Aktiva und Passiva werden direkt in der Gewinn- und Verlustrechnung angesetzt. Ausnahmen hiervon betreffen Finanzinstrumente, die als qualifizierte Cashflow-Hedges für nichtmonetäre bilanzielle Posten definiert sind.

Währungsumrechnungsdifferenzen aus der Umrechnung von nichtmonetären Aktiva, die zum Marktwert durch die Gewinn- und Verlustrechnung bewertet sind, werden mit diesen als Gewinn oder Verlust aus Marktwertänderungen ausgewiesen.

Fremdwährungsgewinne oder Verluste aus nichtmonetären Posten, wie Aktien, die als dispositiver Bestand ausgewiesen werden, werden zunächst erfolgsneutral in einem separaten Posten des Eigenkapitals ausgewiesen und erst mit ihrer Abwicklung ergebniswirksam realisiert.

Wesentliche Umrechnungskurse

1 EUR entspricht:	Devisenmittelkurs am Bilanzstichtag		Durchschnittskurs	
	31.12.2007	31.12.2006	2007	2006
AUD	1,6775	1,6681	1,6385	1,6638
BHD	0,5530	0,4969	0,5176	0,4739
CAD	1,4440	1,5294	1,4700	1,4221
GBP	0,7346	0,6714	0,6861	0,6823
MYR	4,8652	4,6418	4,7131	4,6072
SEK	9,4350	9,0430	9,2458	9,2631
USD	1,4716	1,3181	1,3743	1,2569
ZAR	10,0300	9,2150	9,6499	8,5425

9.6 Honorar des Abschlussprüfers

Im Hannover Rück-Konzern fielen im Berichtsjahr weltweit insgesamt Honoraraufwendungen für Wirtschaftsprüfungsleistungen in Höhe von 6,5 Mio. EUR (7,3 Mio. EUR) an, die im Wesentlichen Abschlussprüfungs- und Steuerberatungsleistungen umfassen.

Davon entfallen 1,5 Mio. EUR (1,3 Mio. EUR) auf das Honorar des bestellten Konzernabschlussprüfers im Sinne von § 318 HGB. Der Betrag enthält in Höhe von 1,2 Mio. EUR (1,0 Mio. EUR) Honorar für die Abschlussprüfung, 0,2 Mio. EUR (0,2 Mio. EUR) für Steuerberatungsleistungen sowie 0,1 Mio. EUR (0,1 Mio. EUR) für sonstige Bestätigungsleistungen und Leistungen für Mutter- oder Tochterunternehmen.

9.7 Ereignisse nach Ablauf des Berichtsjahres

Mit Wirkung zum 1. Januar 2008 hat die Hannover Rückversicherung AG, Bahrain Branch, die im Juni 2007 von der Central Bank of Bahrain (CBB) eine entsprechende Lizenz erhalten hat, zusätzlich zu der bereits im Jahr 2006 gegründeten Tochtergesellschaft Hannover ReTakaful B.S.C. (c), ihren Geschäftsbetrieb aufgenommen.

Mit Wirkung zum 1. Januar 2008 wurde die Firmenbezeichnung der Hannover Rückversicherung AG Succursale Française pour la Réassurance Vie, einer Niederlassung der Hannover Rück AG, in Hannover Rückversicherung AG Succursale Française geändert und deren Geschäftszweck um Schaden-Rückversicherungsaktivitäten für die Märkte in Frankreich, Belgien und Luxemburg erweitert. Ebenfalls zu diesem Datum wurde die Servicegesellschaft Hannover Re Gestion de Réassurance France S.A. auf die neue Kompositniederlassung verschmolzen.

Mit Wirkung zum 1. Januar 2008 haben wir das Volumen der Risikotransaktion „K5" um weitere 10 Mio. USD auf nunmehr 540,0 Mio. USD erhöht.

Mit Pressemitteilung vom 7. Januar 2008 informierten wir über die im Juni 2008 geplante Gründung einer Niederlassung für Personen-Rückversicherungsgeschäft in Südkorea. Die koreanische Versicherungsaufsichtsbehörde hat für die Niederlassung mit Sitz in Seoul bereits eine vorläufige Lizenz erteilt.

Mit Wirkung zum 10. Januar 2008 wird der Mehrheitsanteil an der Hannover Rück AG in unveränderter Höhe (50,22 %) ausschließlich von der Talanx AG gehalten, auf die die HDI Verwaltungs-Service GmbH und die Zweite HDI Beteiligungsgesellschaft mbH gleichen Datums rechtswirksam verschmolzen worden sind.

Aus den Schneestürmen im Januar und Februar 2008 in China erwarten wir Schäden in einer Größenordnung von 11,0 Mio. EUR bis 13,0 Mio. EUR.

Mit Wirkung zum 3. März 2008 hat die HRBV Einigung mit einem konzernfremden Dritten erzielt, im Weg einer Anteilsabstockung ohne Änderung des Kontrollstatus weitere 1 % ihrer Anteile an der E+S Rück AG zum Zweck der Intensivierung der Geschäftsbeziehungen zu veräußern. Mit dem Abschluss der Transaktion hält die HRBV 62,78 % der Anteile an der E+S Rück AG.

Versicherung der gesetzlichen Vertreter

Wir versichern nach bestem Wissen, dass gemäß den anzuwendenden Rechnungslegungsgrundsätzen der Konzernabschluss ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns vermittelt und im Konzernlagebericht der Geschäftsverlauf einschließlich des Geschäftsergebnisses und die Lage des Konzerns so dargestellt sind, dass ein den tatsächlichen Verhältnissen entsprechendes Bild vermittelt wird, sowie die wesentlichen Chancen und Risiken der voraussichtlichen Entwicklung des Konzerns beschrieben sind.

Hannover, den 5. März 2008

Der Vorstand

Zeller Arrago Dr. Becke

Gräber Dr. König Dr. Pickel Wallin

BESTÄTIGUNGSVERMERK
des Abschlussprüfers

Wir haben den von der Hannover Rückversicherung AG, Hannover, aufgestellten Konzernabschluss – bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang – sowie den Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2007 geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den IFRS, wie sie in der EU anzuwenden sind, und den ergänzend nach § 315a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften sowie den ergänzenden Bestimmungen der Satzung liegt in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss und den Konzernlagebericht abzugeben.

Wir haben unsere Konzernabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der anzuwendenden Rechnungslegungsvorschriften und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben im Konzernabschluss und Konzernlagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Beurteilung aufgrund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Konzernabschluss den IFRS, wie sie in der EU anzuwenden sind, und den ergänzend nach § 315a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften sowie den ergänzenden Bestimmungen der Satzung und vermittelt unter Beachtung dieser Vorschriften ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns. Der Konzernlagebericht steht in Einklang mit dem Konzernabschluss, vermittelt insgesamt ein zutreffendes Bild von der Lage des Konzerns und stellt die Chancen und Risiken der zukünftigen Entwicklung zutreffend dar.

Hannover, den 6. März 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Dahl	Schuster
Wirtschaftsprüfer	Wirtschaftsprüfer

BERICHT DES AUFSICHTSRATS
der Hannover Rück für den Hannover Rück-Konzern

Im Geschäftsjahr 2007 befassten wir uns als Aufsichtsrat eingehend mit der Lage und Entwicklung der Gesellschaft und ihrer wesentlichen Tochtergesellschaften. Wir berieten den Vorstand bei der Leitung des Unternehmens und überwachten die Geschäftsführung auf der Basis schriftlicher und mündlicher Berichterstattung des Vorstands. Der Aufsichtsrat trat fünfmal zu Sitzungen zusammen, um nach entsprechender Beratung die anstehenden Beschlüsse zu fassen. Über drei kurzfristig zu behandelnde Themen wurde jeweils durch Beschlussfassung im schriftlichen Verfahren entschieden. Des Weiteren ließen wir uns vom Vorstand quartalsweise gemäß § 90 AktG schriftlich über den Gang der Geschäfte sowie die Lage des Unternehmens und des Konzerns informieren. Bereits aufgrund der wirtschaftlichen Lage des Unternehmens waren im Geschäftsjahr 2007 keine Prüfungsmaßnahmen nach § 111 Abs. 2 AktG erforderlich. In den Berichten des Vorstands werden unter anderem die aktuellen Plan- und Erwartungszahlen für die einzelnen Geschäftsfelder erläutert. Die Belastungen durch Großschäden sowie die Themen Kapitalanlagen, Kapitalanlageerträge Ratings und die weltweite Personalentwicklung im Konzern sind Gegenstand der Berichterstattung. Die Quartalsberichte mit den Quartalsabschlüssen und Kennzahlen für den Hannover Rück-Konzern stellten eine weitere wichtige Informationsquelle für den Aufsichtsrat dar. Wir nahmen eine Analyse der Ergebnisse des Jahres 2006 in der Schaden- und Personen-Rückversicherung entgegen und ließen uns die Ergebniserwartung für das Geschäftsjahr 2007 sowie die operative Planung für das Geschäftsjahr 2008 vom Vorstand darstellen. Der Aufsichtsratsvorsitzende wurde überdies vom Vorstandsvorsitzenden laufend über wichtige Entwicklungen und anstehende Entscheidungen sowie über die Risikolage im Unternehmen und innerhalb des Konzerns unterrichtet. Insgesamt haben wir im Rahmen unserer gesetzlichen und satzungsgemäßen Zuständigkeit an den Entscheidungen des Vorstands mitgewirkt und uns von der Rechtmäßigkeit, Ordnungsmäßigkeit und Wirtschaftlichkeit der Unternehmensführung überzeugt.

Schwerpunkte der Beratung

Im Rahmen der Behandlung wichtiger Einzelvorhaben befasste sich der Aufsichtsrat unter anderem mit dem Erwerb des 10-prozentigen Anteils der GiV Lebensversicherung AG an der E+S Rückversicherung AG durch die Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV) und dem anschließenden Verkauf eines 2-prozentigen Anteils der HRBV an der E+S Rückversicherung an die WGV Holding AG. Weiterhin erteilten wir dem Kauf des bisher von der E+S Rückversicherung AG gehaltenen 50-prozentigen Anteils an der Hannover Life Re of Australasia Ltd. unsere Zustimmung. Zudem stimmte der Aufsichtsrat der Gründung einer Lebensrückversicherungsgesellschaft in Bermuda mit einer Kapitalisierung von 120 Mio. EUR zu. Des Weiteren beschäftigten wir uns intensiv mit dem Thema „Insurance-Linked Securities", einem Konzept zur Verbriefung von Versicherungsrisiken, das als Alternative zur traditionellen Retrozession derzeit im Rahmen des Risikomanagements von Katastrophenrisiken große Aufmerksamkeit erfährt. Weiterhin ließen wir uns vom Vorstand die Relevanz von Solvency II und der EU-Rückversicherungsdirektive für die Hannover Rück erläutern. Auch Fragen der Unternehmenssteuerreform in Deutschland und die Krise am amerikanischen Hypothekenmarkt wurden ausführlich erörtert. In diesem Zusammenhang legte der Vorstand dar, dass die Hannover Rück von dieser Krise kaum betroffen ist.

Aufsichtsratsausschüsse

Von den vom Aufsichtsrat gemäß § 107 Abs. 3 AktG gebildeten Ausschüssen tagte der Bilanzausschuss viermal und der Ausschuss für Vorstandsangelegenheiten dreimal. Der Aufsichtsratsvorsitzende informierte das Aufsichtsratsplenum jeweils in der folgenden Sitzung über wichtige Beratungspunkte der Ausschusssitzungen.

Der Bilanzausschuss hat sich unter anderem mit dem Konzernabschluss nach IFRS und dem Einzelabschluss der Hannover Rück AG nach HGB befasst und die Berichte der Wirtschaftsprüfer zu diesen Abschlüssen mit den Prüfern erörtert. Weiterhin wurde eine gutachterliche Stellungnahme zur Angemessenheit der Schadenrückstellungen in der Nicht-leben-Rückversicherung beraten und das aufgelaufene Vorfinanzierungsvolumen in der Lebensrückversicherung diskutiert. Der Risikobericht gemäß KonTraG und der Bericht über die Einhaltung der Corporate-Governance-Grundsätze wurden entgegengenommen und diskutiert. Zudem hat sich der Ausschuss mit der bilanziellen Behandlung bestimmter Rückversicherungsverträge in den handelsrechtlichen Jahresabschlüssen 2001 bis 2005 befasst, die von der Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) beanstandet worden war, und zur Klärung eine gutachterliche Stellungnahme einer unabhängigen, mit den Vorgängen zuvor nicht befassten, bedeutenden internationalen Wirtschaftsprüfungsgesellschaft eingeholt. Diese kommt in ihrer Stellungnahme zu dem Ergebnis, dass bei der Bilanzierung keine zwingenden Bilanzierungsvorschriften verletzt wurden. Die Kapitalanlagenstruktur und die Kapitalerträge inklusive Stresstests zu den Kapitalanlagen und deren Auswirkungen auf das Ergebnis und die Eigenkapitalausstattung, die Eigenkapitalausstattung und die Auswirkungen auf das Rating, die Kriterien zur Eigenkapitalallokation im Konzern sowie ein Vergleich der Soll-Renditen mit den Ist-Renditen der einzelnen Geschäftsfelder stellten weitere wichtige Beratungsthemen dar.

Der Ausschuss für Vorstandsangelegenheiten legte die Performance-Tantiemen der Mitglieder des Vorstands für das Geschäftsjahr 2006 sowie die Zahl der dem Vorstand insgesamt zuzuteilenden Aktienwert-Beteiligungsrechte (ABR) fest. Für das Geschäftsjahr 2007 wurde die ABR-Basisanzahl festgelegt. Außerdem wurden hinsichtlich der Wiederbestellung von Vorstandsmitgliedern Empfehlungen an das Aufsichtsratsplenum formuliert. Weiterhin wurde die mittel- und langfristige Personalplanung für den Vorstand diskutiert.

Corporate Governance

Große Aufmerksamkeit widmete der Aufsichtsrat wiederum dem Thema Corporate Governance. Die Erkenntnisse einer unter strikter Wahrung der Vertraulichkeit durchgeführten Befragung zur Effizienz der Arbeit des Aufsichtsrats wurden Anfang 2007 im Aufsichtsrat erörtert. Dabei wurde festgestellt, dass gegenüber der letzten Befragung im Jahr 2004 spürbare Verbesserungen erzielt wurden und die seinerzeit beschlossenen Maßnahmen erfolgreich waren. Um die Arbeit des Aufsichtsrats in Zukunft noch effizienter zu gestalten, wurden weitere Optimierungen beschlossen. Gemäß einer neuen Empfehlung des Deutschen Corporate Governance-Kodex (DCGK) hat der Aufsichtsrat einen Nominierungsausschuss gebildet. Die hohe Bedeutung, die der Aufsichtsrat den im DCGK formulierten Standards einer guten und verantwortungsvollen Unternehmensführung zumisst, wird auch aus der Entsprechenserklärung nach § 161 AktG zur Beachtung des DCGK deutlich: Allen Empfehlungen des Kodex wird entsprochen. Zu diesem Thema wird ergänzend auf den in diesem Geschäftsbericht abgedruckten Corporate-Governance-Bericht und auf die Veröffentlichungen der Gesellschaft im Internet hingewiesen.

Die infolge des Übernahmerichtlinie-Umsetzungsgesetzes in die Lageberichte der Hannover Rückversicherung AG und des Hannover Rück-Konzerns aufgenommenen Angaben nach § 289 Abs. 4 und § 315 Abs. 4 HGB sind gemäß § 171 Abs. 2 Satz 2 des Aktiengesetzes vom Aufsichtsrat zu erläutern. Hinsichtlich dieser zusätzlichen Berichtspunkte, etwa der Zusammensetzung des gezeichneten Kapitals und der in diesem Zusammenhang relevanten direkten oder indirekten Beteiligungen, hat es gegenüber dem Vorjahr keine Veränderungen gegeben. Beschränkungen der Stimmrechte oder eine Stimmrechtskontrolle gibt es nicht. Die Bestellung und Abberufung der Mitglieder des Vorstands und die Änderung der Satzung orientieren sich an den aktienrechtlichen Bestimmungen und werden in der Satzung konkretisiert. Die Voraussetzungen, unter denen der Vorstand befugt ist, Aktien des Unternehmens auszugeben oder zurückzukaufen, sind ebenfalls in der Satzung geregelt. Die wesentlichen Vereinbarungen der Gesellschaft, die unter der Bedingung eines Kontrollwechsels infolge eines Übernahmeangebots stehen, sind im Lagebericht beschrieben.

Jahres- und Konzernabschlussprüfung

Die Buchführung, der Jahresabschluss, der Konzernabschluss sowie die entsprechenden Lageberichte sind von der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), Hannover, geprüft worden. Die Auswahl der Abschlussprüfer erfolgte durch den Aufsichtsrat; der Aufsichtsratsvorsitzende erteilte den konkreten Prüfungsauftrag. Neben den üblichen Tätigkeiten der Wirtschaftsprüfer bildeten die Bilanzierung von Verbriefungen sowie die vorschriftsgemäße Ermittlung und Buchung der Zusatz- und Segmentreserven Prüfungsschwerpunkte. Im Rahmen des von der Hannover Rück zu erstellenden Konzernabschlusses nach den International Financial Reporting Standards (IFRS) waren die Wirtschaftsprüfer aufgefordert, das Reporting (Mapping der lokalen Systeme auf die Package-Collector-Konten) sowie die vorschriftsgemäße und einheitliche Erstellung der Kapitalflussrechnung einer besonderen Prüfung zu unterziehen. Erstmals wurde auch die prüferische Durchsicht des Halbjahresfinanzberichts zum 30. Juni 2007 in Auftrag gegeben. Die sich aus der Internationalität der Prüfungen ergebenden besonderen Herausforderungen wurden uneingeschränkt erfüllt. Da die Prüfungen keinen Anlass zur Beanstandung gegeben haben, erteilte die KPMG DTG jeweils uneingeschränkte Bestätigungsvermerke. Der Bilanzausschuss hat die Abschlüsse und die Lageberichte unter Beteiligung der Wirtschaftsprüfer und unter Berücksichtigung der Prüfungsberichte beraten und den Aufsichtsrat über das Ergebnis seiner Prüfungen informiert. Die Prüfungsberichte wurden allen Aufsichtsratsmitgliedern ausgehändigt und im Rahmen der Bilanzaufsichtsratssitzung ausführlich unter Beteiligung der Wirtschaftsprüfer erörtert. Die Abschlussprüfer werden auch an der ordentlichen Hauptversammlung teilnehmen.

Der vom Vorstand erstellte Bericht über die Beziehungen der Gesellschaft zu verbundenen Unternehmen wurde gleichfalls von der KPMG DTG geprüft und mit dem folgenden uneingeschränkten Bestätigungsvermerk versehen:

„Nach unserer pflichtgemäßen Prüfung und Beurteilung bestätigen wir, dass

1. die tatsächlichen Angaben des Berichts richtig sind,

2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war."

Wir haben

a) den Jahresabschluss der Gesellschaft nebst Lagebericht des Vorstands,

b) den Konzernabschluss des Hannover Rück-Konzerns nebst Konzernlagebericht des Vorstands sowie

c) den Bericht des Vorstands gemäß § 312 AktG (Bericht über die Beziehungen zu verbundenen Unternehmen)

– jeweils zum 31. Dezember 2007 aufgestellt – geprüft und erheben hiergegen sowie gegen die im Abhängigkeitsbericht wiedergegebene Bestätigung keine Einwendungen. Der Aufsichtsrat hat sich damit jeweils dem Urteil der Abschlussprüfer angeschlossen und den Jahres- und den Konzernabschluss gebilligt; der Jahresabschluss ist damit festgestellt. Dem Vorschlag des Vorstands über die Verwendung des Bilanzgewinns 2007 stimmen wir nach Prüfung aller relevanten Aspekte zu.

Veränderungen im Aufsichtsrat

Am 20. März 2007 verstarb unser langjähriges Aufsichtsratsmitglied Dr. Paul Wieandt. Herr Dr. Wieandt prägte über zehn Jahre die Entwicklung des Unternehmens. Von 1997 bis zu seinem Tod gehörte er dem Aufsichtsrat der Gesellschaft an, dessen stellvertretenden Vorsitz er in dieser Zeit innehatte. Auch in die Arbeit des Bilanzausschusses hat er stets seinen hohen Sachverstand und seine große Erfahrung eingebracht. Mit seinem Verantwortungsbewusstsein und seinem Weitblick hat er sich unsere tiefe Wertschätzung erworben. Wir werden ihm ein ehrendes Andenken bewahren.

Mit dem Tag der ordentlichen Hauptversammlung am 3. Mai 2007 schieden Frau Renate Schaper-Stewart – die dem Aufsichtsrat 15 Jahre angehörte – sowie Herr Hans-Günter Siegerist als Vertreter der Arbeitnehmer aus dem Aufsichtsrat aus. Der Aufsichtsrat hat ihnen jeweils für die langjährige, konstruktive Arbeit gedankt und ihren Beitrag zur Entwicklung der Gesellschaft gewürdigt. Als Nachfolger wurden Herr Uwe Kramp und Herr Gert Waechtler mit Wirkung ab dem 3. Mai 2007 als Vertreter der Arbeitnehmer in den Aufsichtsrat gewählt. Von der Hauptversammlung wurde Herr Dr. Erhard Schipporeit neu in den Aufsichtsrat gewählt.

Dank an Vorstand und Mitarbeiter

Der Aufsichtsrat dankt den Mitgliedern des Vorstands und allen Mitarbeitern für ihre Arbeit im Berichtsjahr.
Sie haben zu der hervorragenden Ergebnisentwicklung maßgeblich beigetragen.

Hannover, den 11. März 2008

Für den Aufsichtsrat

Wolf-Dieter Baumgartl
Vorsitzender

CORPORATE-GOVERNANCE-Bericht

Auch in diesem Jahr hat die Gesellschaft den Empfehlungen des Deutschen Corporate Governance Kodex (DCGK) in allen Punkten entsprochen. Damit nimmt die Hannover Rück bei der Beachtung der Regeln des DCGK wie in den Vorjahren erneut einen Spitzenplatz unter den im MDax vertretenen Unternehmen ein. Dies belegt eine unabhängige Studie des Berlin Center of Corporate Governance zur Akzeptanz der Empfehlungen und Anregungen des Kodex, wonach die erfassten MDax-Unternehmen im Durchschnitt nur knapp 90 % der Empfehlungen des Kodex in seiner Fassung vom 12. Juni 2006 erfüllen.

Gute Unternehmensführung und -kontrolle im Sinne einer zeitgemäßen Corporate Governance ist bei Hannover Rück nach wie vor gelebte Selbstverständlichkeit. Dass sie keineswegs auf die starre Einhaltung formeller Regeln begrenzt ist oder als notwendige Pflichtübung, sondern als ein dynamischer Prozess verstanden wird, wird bereits daraus deutlich, dass wir die von der Kodex-Kommission am 14. Juni 2007 gefassten Beschlüsse zur Weiterentwicklung des Kodex zügig aufgegriffen und umgesetzt haben. So hat der Aufsichtsrat bereits im November 2007 einen Nominierungsausschuss des Aufsichtsrats gebildet. Die Geschäftsordnung des Bilanzausschusses des Aufsichtsrats wurde dahingehend ergänzt, dass der Ausschuss nunmehr auch für Fragen der Compliance zuständig ist. Compliance wird dabei im weitesten Sinne verstanden als die Einhaltung von Recht, Gesetzen und internen Richtlinien im Unternehmen. Der Ausschussvorsitzende hat den Vorstand gebeten, bereits in der nächsten Sitzung des Bilanzausschusses einen Compliance-Bericht zu erstatten. Im Geschäftsverteilungsplan des Vorstands wurde ebenfalls eine explizite Zuständigkeit für dieses Thema verankert.

In der ersten Aufsichtsratssitzung des Jahres 2007 stellte der Corporate-Governance-Beauftragte in aggregierter und anonymisierter Form die Ergebnisse einer vertraulichen Befragung der Aufsichtsratsmitglieder zur Effizienz der Arbeit des Aufsichtsrats vor. Nach ausgiebiger Diskussion im Aufsichtsrat wurden Maßnahmen beschlossen, um die bereits bestehende vertrauensvolle Zusammenarbeit von Vorstand und Aufsichtsrat sowie vom Aufsichtsratsplenum und seinen Ausschüssen weiter zu verbessern.

Weiterhin ist hervorzuheben, dass in der ordentlichen Hauptversammlung 2007 die Wahlen zum Aufsichtsrat erstmals als Einzelwahl durchgeführt wurden. Die 2006 in den DCGK aufgenommene Anregung, die ordentliche Hauptversammlung spätestens nach vier bis sechs Stunden zu beenden, wurde im zurückliegenden Jahr ein weiteres Mal erfüllt.

Die beschriebenen Aktivitäten belegen, dass Corporate Governance für Vorstand und Aufsichtsrat der Hannover Rück einen sich wandelnden Ordnungsrahmen für die Leitung und Überwachung des Unternehmens in allen wesentlichen Bereichen der Unternehmensverfassung beschreibt. Ziel ist es, eine nachhaltige Steigerung des Unternehmenswerts zu erreichen und das Vertrauen unserer Aktionäre, Geschäftspartner, Kunden, Mitarbeiter sowie der Öffentlichkeit in das Unternehmen zu stärken und dauerhaft zu festigen. Auf dieser Basis unterstützt die Hannover Rück die im DCGK formulierten Grundsätze einer wertorientierten und transparenten Unternehmensführung und -kontrolle und erkennt sie als Leitlinie ihrer Aktivitäten an.

Im zurückliegenden Jahr haben wir der Kommunikation mit dem Finanzmarkt erneut große Aufmerksamkeit gewidmet und in beachtlichem Umfang Investor-Relations-Aktivitäten entfaltet. Einzelheiten hierzu finden Sie in diesem Geschäftsbericht im Kapitel „Die Hannover Rück-Aktie".

Vergütungsbericht für den Vorstand und individualisierter Ausweis der Vergütung der Aufsichtsratsmitglieder gemäß Ziffern 4.2.5 und 5.4.7 des Deutschen Corporate Governance Kodex

Die Angaben zu diesen Punkten sind im Vergütungsbericht aufgeführt.

Wertpapiertransaktionen gemäß Ziffer 6.6 Deutscher Corporate Governance Kodex

Hinsichtlich dieser Angaben verweisen wir ebenfalls auf den Vergütungsbericht.

Anteilsbesitz gemäß Ziffer 6.6 Deutscher Corporate Governance Kodex

Auch die Angaben zu diesem Punkt sind im Vergütungsbericht aufgeführt.

Aktienorientierte Vergütung gemäß Ziffer 7.1.3 Deutscher Corporate Governance Kodex

Informationen zu diesem Thema finden Sie unter Ziffer 8.3 des Anhangs sowie die Vorstandsmitglieder betreffend im Vergütungsbericht.

Vergütungsbericht

Im Vergütungsbericht fassen wir die Grundsätze zusammen, die für die Festlegung der Vergütung des Vorstands der Hannover Rückversicherung AG angewendet werden und erläutern die Struktur sowie die Höhe der Vorstandseinkommen im Geschäftsjahr 2007 aus der Tätigkeit der Vorstandsmitglieder für die Hannover Rückversicherung AG und die mit ihr verbundenen Unternehmen. Ferner beschreiben wir die Grundsätze und die Höhe der Vergütung des Aufsichtsrats aus seiner Tätigkeit für die Hannover Rückversicherung AG und die mit ihr verbundenen Unternehmen.

Der Vergütungsbericht richtet sich nach den Empfehlungen des Deutschen Corporate Governance Kodex und beinhaltet Angaben, die nach den Erfordernissen des IAS 24 „Angaben über Beziehungen zu nahe stehenden Unternehmen und Personen" Bestandteil des Anhangs zum Konzernjahresabschluss 2007 sind. Nach deutschem Handelsrecht beinhalten diese Informationen ebenfalls Pflichtangaben des Anhangs (§ 314 HGB) bzw. des Lageberichts (§ 315 HGB), die insgesamt im Vergütungsbericht erläutert werden. Auf eine zusätzliche Darstellung der im Vergütungsbericht erläuterten Informationen im Konzernlagebericht bzw. -anhang wird daher verzichtet.

Vergütung des Vorstands

Zuständigkeit

Der Aufsichtsrat hat die Festlegung von Struktur und Höhe der Vergütung des Vorstands der Hannover Rückversicherung AG an den Ausschuss für Vorstandsangelegenheiten delegiert.

Zielsetzung

Das Vergütungssystem für den Vorstand hat zum Ziel, die Vorstandsmitglieder gemäß ihrem Tätigkeits- und Verantwortungsbereich angemessen zu vergüten. Dabei werden die gemeinsame und persönliche Leistung des Vorstands sowie der Unternehmenserfolg durch einen hohen variablen Anteil an der Gesamtvergütung unmittelbar berücksichtigt.

Struktur der Vorstandsvergütung

Ausgerichtet auf diese Zielsetzung weist das Vergütungssystem drei Komponenten auf: feste Bezüge, eine variable Tantieme sowie eine aktienorientierte Vergütungskomponente auf Basis eines virtuellen Aktienoptionsplans mit längerfristiger Anreizwirkung und Risikocharakter.

Die Festbezüge, ausbezahlt in zwölf Monatsraten, orientieren sich an der Berufserfahrung sowie am Verantwortungsbereich des jeweiligen Vorstandsmitglieds.

Die variable Tantieme ist eine Barvergütung, die sich am Ergebnis des Geschäftsjahres orientiert, und zwar je zur Hälfte am individuellen Ergebnisbeitrag des einzelnen Vorstandsmitglieds und am Überschuss des Gesamtkonzerns.

Im Rahmen des für den Konzern-Führungskreis im Jahr 2000 eingeführten virtuellen Aktienoptionsplans ist auch der Vorstand zuteilungsberechtigt.

Der Inhalt des Aktienoptionsplans richtet sich ausschließlich nach den Bedingungen zur Gewährung von Aktienwert-Beteiligungsrechten. Danach werden Aktienwert-Beteiligungsrechte (ABR) für jedes Geschäftsjahr gesondert zugeteilt, sofern die vom Aufsichtsrat im Vorhinein festgelegten internen und externen Erfolgskriterien erreicht werden.

Das interne Erfolgskriterium ist bei Erreichen des nach IAS 33 „Ergebnis je Aktie" ermittelten Zielergebnisses je Aktie erfüllt. Das externe Erfolgskriterium ist die Wertsteigerung der Hannover Rück-Aktie. Als Bezugsgröße für die Messung der Wertsteigerung wird der gewichtete ABN Amro Global Reinsurance Index herangezogen. Eine nachträgliche Änderung der Bezugsgrößen ist ausgeschlossen.

Bei Ausübung der ABR ergibt sich kein Anspruch auf Lieferung von Aktien der Hannover Rückversicherung AG, sondern lediglich auf Zahlung eines an der Aktienkursentwicklung der Hannover Rückversicherung AG orientierten Barbetrags. Die Auszahlung ist auf einen Maximalbetrag begrenzt, der sich als Quotient aus dem im Zuteilungsjahr insgesamt zu gewährenden Vergütungsvolumen und der Gesamtzahl der in diesem Jahr zugeteilten ABR ergibt.

Zu weiteren Einzelheiten des virtuellen Aktienoptionsplans verweisen wir auf die Darstellungen im Anhang dieses Konzerngeschäftsberichts, Kapitel 8.3 „Aktienorientierte Vergütung".

Höhe der Vorstandsvergütung
Die Gesamtbezüge für den Vorstand der Hannover Rückversicherung AG aus seiner Tätigkeit für die Hannover Rückversicherung AG und die mit ihr verbundenen Unternehmen berechnen sich aus der Summe aller zufließenden Vergütungen in bar sowie in geldwerten Vorteilen aus Sachbezügen und stellen sich im Berichtsjahr wie folgt dar:

Gesamtbezüge für den Vorstand

in TEUR	2007	2006
Barbezüge		
Festbezüge	1.782,1	1.728,8
Variable Tantiemen für das Vorjahr	2.228,7	1.460,9
Mit der Tantieme verrechnete Vergütungen von Konzernunternehmen	145,7	134,0
(Zugeteilte Aktienwert-Beteiligungsrechte	1.197,9	-)
Ausgeübte Aktienwert-Beteiligungsrechte	433,8	1 041,4
	4.590,3	4 365,1
Zu versteuernder Betrag aus Sachbezügen	84,9	81,9
Gesamt	4.675,2	4.447,0

Im Geschäftsjahr 2007 wurden ABR für das Zuteilungsjahr 2006 im Wert von 1,2 Mio. EUR gewährt (Vorjahr: keine), aus den in Vorjahren gewährten ABR wurden Ausübungen in Höhe von 0,4 Mio. EUR (1,0 Mio. EUR) vorgenommen.

Zum 31. Dezember 2007 verfügten die Vorstandsmitglieder über insgesamt 319.444 (172.874) gewährte, noch nicht ausgeübte ABR mit einem Zeitwert in Höhe von 2,2 Mio. EUR (1,5 Mio. EUR).

In der Hauptversammlung der Hannover Rückversicherung AG am 12. Mai 2006 wurde mit einer Stimmrechtsmehrheit in Höhe von 85,5 % beschlossen, bis zum 31. Dezember 2010 von der im Gesetz über die Offenlegung der Vorstandsvergütungen (VorstOG) für einen Zeitraum von maximal fünf Jahren ab dem Beschlusszeitpunkt enthaltenen Option Gebrauch zu machen, die Vorstandsbezüge nicht namentlich individualisiert anzugeben.

Altersvorsorge
Die Pensionsverträge der Vorstandsmitglieder mit der Hannover Rückversicherung AG beinhalten Zusagen auf ein jährliches Ruhegehalt, das sich als Prozentsatz der festen jährlichen Bezüge errechnet. Im Berichtsjahr bestanden sieben Einzelzusagen an die aktiven Vorstandsmitglieder. Der Pensionsrückstellung wurde im Berichtsjahr 2,0 Mio. EUR (1,0 Mio. EUR) zugeführt. Darin enthalten ist die Zuführung zu der arbeitnehmerfinanzierten Rückstellung aus Gehaltsverzicht, die aus der variablen Tantieme für das Vorjahr getätigt wird. Der Stand der Rückstellung zum 31. Dezember 2007 beträgt 8,4 Mio. EUR (6,4 Mio. EUR).

Die Bezüge früherer Vorstandsmitglieder und deren Hinterbliebenen, für die elf Pensionsverpflichtungen bestanden, beliefen sich im Berichtsjahr auf 0,9 Mio. EUR (0,9 Mio. EUR), insgesamt sind für sie 9,8 Mio. EUR (9,8 Mio. EUR) zurückgestellt.

Nebentätigkeiten der Vorstandsmitglieder
Die Vorstandsmitglieder benötigen zur Aufnahme von Nebentätigkeiten die Zustimmung des Aufsichtsrats. Damit ist gewährleistet, dass weder die dafür gewährte Vergütung noch der zeitliche Aufwand zu einem Konflikt mit den Vorstandsaufgaben führen. Handelt es sich bei den Nebentätigkeiten um Aufsichtsratsmandate oder Mandate in vergleichbaren Kontrollgremien, sind diese im Geschäftsbericht der Hannover Rückversicherung AG aufgeführt und veröffentlicht. Die Vergütungen für Mandate in Konzerngesellschaften werden bei der Berechnung der variablen Tantieme abgezogen und sind in der Übersicht gesondert dargestellt.

Vergütung des Aufsichtsrats

Die Vergütung des Aufsichtsrats wird von der Hauptversammlung der Hannover Rückversicherung AG festgelegt und ist in der Satzung geregelt.

Nach § 12 der Satzung in der Fassung vom 3. August 2007 erhalten die Mitglieder des Aufsichtsrats neben dem Ersatz ihrer Auslagen jährlich eine feste Vergütung von 10.000 EUR pro Mitglied. Ferner erhält jedes Mitglied des Aufsichtsrats eine variable Vergütung von 0,03 ‰ vom Ergebnis vor Zinsen und Steuern (Earnings Before Interest and Taxes – EBIT), das in dem von der Gesellschaft entsprechend den Rechnungslegungsvorschriften der International Financial Reporting Standards (IFRS) erstellten Konzernabschluss ausgewiesen ist. Ist das EBIT negativ, entfällt die variable Vergütung.

Die Mitglieder des vom Aufsichtsrat gebildeten Bilanzausschusses erhalten für ihre Tätigkeit darüber hinaus eine Vergütung in Höhe von 30 % der zuvor beschriebenen festen und variablen Vergütung. Die Mitglieder des vom Aufsichtsrat gebildeten Ausschusses für Vorstandsangelegenheiten erhalten zusätzlich eine Vergütung von 15 % der zuvor beschriebenen festen und variablen Vergütung.

Der Vorsitzende des Aufsichtsrats bzw. eines Ausschusses erhält das Dreifache, der stellvertretende Vorsitzende das Eineinhalbfache der oben genannten Beträge.

Für die Mitglieder des im Berichtsjahr gegründeten Nominierungsausschusses wurde keine Vergütung beschlossen.

Die Vergütungen für ein Geschäftsjahr werden jeweils fällig mit Ablauf der Hauptversammlung, die über die Entlastung des Aufsichtsrats für das Geschäftsjahr beschließt. Die auf die Vergütungen zu zahlende Umsatzsteuer wird von der Gesellschaft erstattet.

Individuelle Vergütung der Mitglieder des Aufsichtsrats im Berichtsjahr

in TEUR		2007
Name	**Funktion**	
Wolf-Dieter Baumgartl	Vorsitzender des – Aufsichtsrats – Ausschusses für Vorstandsangelegenheiten – Bilanzausschusses – Nominierungsausschusses	185,6
Dr. Klaus Sturany	Stellvertretender Vorsitzender des Aufsichtsrats (seit 3. Mai 2007) Mitglied des Ausschusses für Vorstandsangelegenheiten	49,7
Dr. Paul Wieandt	Stellvertretender Vorsitzender des Aufsichtsrats (bis 20. März 2007)	74,1
Herbert K. Haas	Mitglied des – Aufsichtsrats – Ausschusses für Vorstandsangelegenheiten – Bilanzausschusses – Nominierungsausschusses	107,9
Karl Heinz Midunsky	Mitglied des – Aufsichtsrats – Nominierungsausschusses	43,6
Dr. Erhard Schipporeit	Mitglied des – Aufsichtsrats (seit 3. Mai 2007) – Bilanzausschusses	3,6
Dr. Immo Querner	Mitglied des Aufsichtsrats	35,7
Ass jur. Otto Müller*	Mitglied des Aufsichtsrats	43,6
Ass jur. Renate Schaper-Stewart*	Mitglied des Aufsichtsrats (bis 2. Mai 2007)	42,4
Dipl.-Ing. Hans-Günter Siegerist*	Mitglied des Aufsichtsrats (bis 2. Mai 2007)	35,6
Uwe Kramp*	Mitglied des Aufsichtsrats (seit 3. Mai 2007)	1,2
Gert Waechtler*	Mitglied des Aufsichtsrats (seit 3. Mai 2007)	1,2
Gesamt		624,2

* *Arbeitnehmervertreter*

Jedes Mitglied des Aufsichtsrats erhält für die Teilnahme an den Sitzungen des Aufsichtsrats und der Ausschüsse jeweils ein Sitzungsgeld in Höhe von 500 EUR, das in den ausgewiesenen Vergütungen enthalten ist.

Im Berichtsjahr wurden keine Vergütungen für persönlich erbrachte Leistungen außerhalb der beschriebenen Gremientätigkeiten, z. B. für Beratungs- und Vermittlungsleistungen, an die Mitglieder des Aufsichtsrats gezahlt. Davon ausgenommen ist die Vergütung der Arbeitnehmervertreter aus ihrem Arbeitsvertrag.

Darlehen an Organmitglieder und Haftungsverhältnisse

Zur Vermeidung von möglichen Interessenkonflikten bedarf die Gewährung von Krediten der Hannover Rückversicherung AG an Mitglieder des Vorstands, des Aufsichtsrats sowie ihrer Angehörigen der Zustimmung des Aufsichtsrats.

Im Jahr 2007 bestanden keine Darlehensverhältnisse mit Vorstands- oder Aufsichtsratsmitgliedern der Hannover Rückversicherung AG, darüber hinaus bestanden für Organmitglieder keine Haftungsverhältnisse.

Wertpapiertransaktionen und Aktienbesitz

Transaktionen von Aktien, Optionen und Derivaten der Hannover Rückversicherung AG in einer Höhe von über 5,0 TEUR durch Vorstands- und Aufsichtsratsmitglieder oder sonstige Personen mit Führungsaufgaben, die regelmäßig Zugang zu Insiderinformationen der Gesellschaft haben und zu wesentlichen unternehmerischen Entscheidungen befugt sind (sog. Directors' Dealings), sowie durch bestimmte mit ihnen in einer engen Beziehung stehende Personen sind gemäß § 15a WpHG zu berichten. Im Geschäftsjahr 2007 wurden die folgenden berichtspflichtigen Transaktionen vorgenommen.

Wertpapiertransaktionen

Name	Art der Transaktion	Wertpapierart	ISIN	Datum der Transaktion	Stückzahl	Kurs in EUR
André Arrago	Kauf	Aktie	DE 000 8402215	20.11.2007	5.000	30,95
André Arrago	Kauf	Aktie	DE 000 8402215	21.11.2007	10.000	30,40

Mitglieder des Aufsichtsrats und des Vorstands der Hannover Rückversicherung AG sowie deren Ehegatten, eingetragene Lebenspartner bzw. Verwandte ersten Grades sind im Besitz von weniger als 1,0 % der ausgegebenen Aktien. Zum 31. Dezember 2007 betrug der Gesamtbesitz 0,031 % (0,024 %) – das sind 37.096 (29.110) Stück – der ausgegebenen Aktien.

Corporate-Governance-Kodex

Den Empfehlungen des Kodex wird in allen Punkten entsprochen (vgl. im Einzelnen die nachstehende Entsprechenserklärung).

Entsprechenserklärung nach § 161 AktG des Deutschen Corporate Governance Kodex bei der Hannover Rückversicherung AG

Der Deutsche Corporate Governance Kodex stellt wesentliche gesetzliche Vorschriften zur Leitung und Überwachung deutscher börsennotierter Gesellschaften dar und enthält international als auch national anerkannte Standards guter und verantwortungsvoller Unternehmensführung. Ziel des Kodex ist es, das Vertrauen von Investoren, Kunden, Mitarbeitern und der Öffentlichkeit in die deutsche Unternehmensführung zu fördern. § 161 Aktiengesetz (AktG) verpflichtet Vorstand und Aufsichtsrat deutscher börsennotierter Gesellschaften, jährlich zu erklären, ob den vom Bundesministerium der Justiz bekannt gemachten Empfehlungen der „Regierungskommission Deutscher Corporate Governance Kodex" entsprochen wurde und wird oder welche Empfehlungen nicht angewendet wurden oder werden („comply or explain"). Die Umsetzung der Empfehlungen durch die Hannover Rückversicherung AG weicht in keinem Punkt vom Deutschen Corporate Governance Kodex (in der Fassung vom 14. Juni 2007) ab.

Zu der Sollbestimmung des Kodex, die Vorstandsbezüge individualisiert auszuweisen, befolgen wir den Beschluss der Hauptversammlung vom 12. Mai 2006, wonach die in § 285 Satz 1 Nr. 9 Buchstabe a Sätze 5 bis 9 bzw. § 314 Abs. 1 Nr. 6 Buchstabe a Sätze 5 bis 9 HGB in der Fassung des Vorstandsvergütungs-Offenlegungsgesetzes verlangten Angaben zu unterbleiben haben.

Hannover, den 6. November 2007

Der Vorstand Der Aufsichtsrat

DER HANNOVER RÜCK-KONZERN

Weltweit präsent

Europa

Hannover Rückversicherung AG
Hannover, Deutschland

E+S Rückversicherung AG
Hannover, Deutschland
(62,8 %)

Amerika

Hannover Rückversicherung AG
Canadian Branch - Chief Agency
Toronto, Kanada

Hannover Rückversicherung AG
Canadian Branch - Facultative Office
Toronto, Kanada

Clarendon Insurance
Group, Inc.
New York, USA
(100,0 %)

Hannover Re
Services USA, Inc.
Itasca/Chicago, USA
(100,0 %)

Hannover Life Reassurance
Company of America
Orlando, USA
(100,0 %)

Hannover Life Reassurance
Bermuda Ltd.
Hamilton, Bermuda
(100,0 %)

Hannover Re (Bermuda) Ltd.
Hamilton, Bermuda
(100,0 %)

Hannover Services
(México) S.A. de C.V.
Mexiko-Stadt, Mexiko
(100,0 %)

Hannover Rückversicherung AG
Bogotá Representative Office
Bogotá, Kolumbien



Afrika

Hannover Life
Reassurance Africa Limited
Johannesburg, Südafrika
(100,0 %)

Hannover Reinsurance
Africa Limited
Johannesburg, Südafrika
(100,0 %)

Compass Insurance
Company Ltd.
Johannesburg, Südafrika
(100,0 %)

Prozent-Angaben = Anteil am Kapital

Hannover Life Reassurance
(Ireland) Limited
Dublin, Irland
(100,0 %)

Hannover Reinsurance
(Ireland) Ltd.
Dublin, Irland
(100,0 %)

International Insurance Company
of Hannover Ltd.
Bracknell/London,
Großbritannien
(100,0 %)

Hannover Life Reassurance (UK) Limited
Virginia Water/London,
Großbritannien
(100,0 %)

Hannover Services (UK) Ltd.
Virginia Water/London,
Großbritannien
(100,0 %)

Hannover Rückversicherung AG
Stockholm Branch
Stockholm, Schweden

International Insurance Company
of Hannover Ltd.
Scandinavian Branch
Stockholm, Schweden

Hannover Rückversicherung AG
Succursale Française
Paris, Frankreich

Hannover Re Services Italy Srl
Mailand, Italien
(99,6 %)

HR Hannover Re,
Correduría de Reaseguros, S.A.
Madrid, Spanien
(100,0 %)



Asien

Hannover ReTakaful B.S.C. (c)
Manama, Bahrain
(100,0 %)

Hannover Rückversicherung AG
Bahrain Branch
Manama, Bahrain

Hannover Rückversicherung AG
Seoul Representative Office
Seoul, Korea

Hannover Re Services Japan KK
Tokio, Japan
(100,0 %)

Hannover Rückversicherung AG
Shanghai Representative Office
Shanghai, China

Hannover Rückversicherung AG
Taipei Representative Office
Taipeh, Taiwan

Hannover Rückversicherung AG
Hong Kong Branch
Hongkong, China

Hannover Rückversicherung AG
Malaysian Branch
Kuala Lumpur, Malaysia

Australien

Hannover Rückversicherung AG
Australian Branch - Chief Agency
Sydney, Australien

Hannover Life Re of Australasia Ltd
Sydney, Australien
(100,0 %)

STANDORTE
des Hannover Rück-Konzerns im Ausland

Australien

Hannover Life Re of Australasia Ltd
Level 7
70 Phillip Street
Sydney NSW 2000
Tel. +61/2/92 51 69 11
Fax +61/2/92 51 68 62
Managing Director:
Steve Willcock

Hannover Rückversicherung AG
Australian Branch – Chief Agency
The Re Centre
Level 21
Australia Square
264 George Street
G. P. O. Box 3973
Sydney NSW 2001
Tel. +61/2/92 74 30 00
Fax +61/2/92 74 30 33
Chief Agent:
Ross Littlewood

Bahrain

Hannover ReTakaful B.S.C. (c)
Al Zamil Tower
17th Floor
Government Avenue
Manama Center 305
Manama
Tel. +9 73/17/21 47 66
Fax +9 73/17/21 46 67
Managing Director:
Mahomed Akoob

Hannover Rückversicherung AG
Bahrain Branch
Al Zamil Tower
17th Floor
Government Avenue
Manama Center 305
Manama
Tel. +9 73/17/21 47 66
Fax +9 73/17/21 46 67
General Manager:
Mahomed Akoob

Bermuda

Hannover Life Re (Bermuda) Ltd.
Unit 2, 45 Ballast Point Road
St. David's DD 02
Tel. +1/4 41/5 32 60 32
Fax +1/4 41/2 93 14 02
Managing Director:
Colin Rainier

Hannover Re (Bermuda) Ltd.
50 Parliament Street, 2nd Floor
Hamilton, HM 12
Tel. +1/4 41/2 94 31 10/11
Fax +1/4 41/2 96 75 68
President & CEO:
Dr. Konrad Rentrup

China

Hannover Rückversicherung AG
Shanghai Representative Office
Suite 1707, United Plaza
1468 Nan Jing Xi Lu
200040 Shanghai
Tel. +86/21/62 89 95 78
Fax +86/21/62 89 95 79
Chief Representative:
Christina J. Xu

Hannover Rückversicherung AG
Hong Kong Branch
2008 Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hongkong
Tel. +8 52/25 19 32 08
Fax +8 52/25 88 11 36
General Manager:
Gerd Obertopp

Frankreich

Hannover Rückversicherung AG
Succursale Française
7 rue Montalivet, 4th Floor,
75008 Paris
Tel. +33/1/42 66 87 78
Fax +33/1/42 66 87 98
General Manager:
Claude Vercasson

Großbritannien

Hannover Life Reassurance (UK) Limited
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83
Managing Director:
David Brand

Hannover Services (UK) Ltd.
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83
Managing Director:
Michael Wennin

International Insurance Company
of Hannover Ltd.
1st Floor
L'Avenir Opladen Way
Bracknell
Berkshire RG12 0PE
Tel. +44/13 44/39 76 00
Fax +44/13 44/39 76 01
Managing Director:
Michael Wennin

Büro London
4th Floor
60 Fenchurch Street
London EC3M 4AD
Tel. +44/20/74 80 73 00
Fax +44/20/74 81 38 45
Representative:
Michael Wennin

Irland

Hannover Life Reassurance
(Ireland) Limited
No. 4 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 18
Fax +3 53/1/6 73 69 17
Managing Director:
Debbie O'Hare

Hannover Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 15
Fax +3 53/1/8 29 14 00
Managing Director:
Jürgen Lang

Italien

Hannover Re Services Italy Srl
Via Mazzini, 12
20123 Mailand
Tel. +39/02/80 68 13 11
Fax +39/02/80 68 13 49
Amministratore Delegato:
Dr. Georg Pickel

Japan

Hannover Re Services Japan KK
7th Floor, Hakuyo Building
3-10 Nibancho
Chiyoda-ku
Tokio 102-0084
Tel. +81/3/52 14 11 01
Fax +81/3/52 14 11 05
Managing Director:
Megumi Ugai

Kanada

Hannover Rückversicherung AG
Canadian Branch – Chief Agency
3650 Victoria Park Avenue, Suite 201
Toronto, Ontario M2H 3P7
Tel. +1/416/4961148
Fax +1/416/4961089
Chief Agent:
Laurel E. Grant

Hannover Rückversicherung AG
Canadian Branch – Facultative Office
150 York Street, Suite 1008
Toronto, Ontario M5H 3S5
Tel. +1/416/8679712
Fax +1/416/8679728
Manager:
Margaret Whiteley

Kolumbien

Hannover Rückversicherung AG
Bogotá Representative Office
Calle 98 No. 21–50
Office Number 901
Centro Empresarial 98
Bogotá
Tel. +57/1/6420066
Fax +57/1/6420273
General Manager:
Jaime Ernesto Cáceres

Korea

Hannover Rückversicherung AG
Seoul Representative Office
German Office
Shintown Plaza Building
28-2 Hannam-dong
Yongsan-ku
Seoul 140-210
Tel. +82/2/7957843
Fax +82/2/37804608
Representative:
Pyung Won Kim

Malaysia

Hannover Rückversicherung AG
Malaysian Branch
Suite 31-1, 31st Floor
Wisma UOA II
No. 21 Jalan Pinang
50450 Kuala Lumpur
Tel. +60/3/21645122
Fax +60/3/21646129
General Manager:
K Rohan

Mexiko

Hannover Services (México) S.A. de C.V.
German Centre
Oficina 4-4-28
Av. Santa Fé No. 170
Col. Lomas de Santa Fé
C.P. 01210 México, D.F.
Tel. +52/55/91400800
Fax +52/55/91400815
General Manager:
Guadalupe Covarrubias

Schweden

Hannover Rückversicherung AG
Tyskland filial
Hantverkargatan 25
P. O. Box 22085
10422 Stockholm
Tel. +46/8/6175400
Fax +46/8/6175599
Managing Director:
Einar Östlund

International Insurance
Company of Hannover Ltd.
England filial
Hantverkargatan 25
P. O. Box 22085
10422 Stockholm
Tel. +46/8/6175400
Fax +46/8/6175599
Managing Director:
Einar Östlund

Spanien

HR Hannover Re
Correduría de Reaseguros, S.A.
Paseo del General Martínez
Campos 46
28010 Madrid
Tel. +34/91/3190049
Fax +34/91/3199378
Director General:
Eduardo Molinari

Südafrika

Compass Insurance Company Ltd.
P. O. Box 37226
Birnam Park 2015
Johannesburg
Tel. +27/11/7458333
Fax +27/11/7458344
www.compass.co.za
Managing Director:
Angela Mhlanga

Hannover Life Reassurance
Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4816500
Fax +27/11/4843330/32
Managing Director:
Stuart Hill

Hannover Reinsurance Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4816500
Fax +27/11/4843330/32
Managing Director:
Achim Klennert

Taiwan

Hannover Rückversicherung AG
Taipei Representative Office
8F, No. 122, Tun Hwa North Road
Taipeh 105, Taiwan
Tel. +886/2/8770-7792
Fax +886/2/8770-7735
Representative:
Tzu Chao Chen

USA

Clarendon Insurance Group, Inc.
19th Floor
466 Lexington Avenue
New York, NY 10017
Tel. +1/212/790-9700
Fax +1/212/790-9801
CEO:
Patrick Fee

Hannover Life Reassurance
Company of America
800 N. Magnolia Avenue
Suite 1400
Orlando, Florida 32803-3251
Tel. +1/407/6498411
Fax +1/407/6498322
President & CEO:
Peter R. Schaefer

Hannover Re Services USA, Inc.
500 Park Blvd.
Suite 1360
Itasca, Illinois 60143
Tel. +1/630/2505517
Fax +1/630/2505583
General Manager:
Eric Arnst

GLOSSAR

Abschlusskosten (auch: Erwerbskosten), aktivierte: Kosten eines Versicherungsunternehmens, die beim Abschluss oder der Verlängerung eines Versicherungsvertrags (z. B. Abschlussprovisionen, Kosten der Antrags- oder Risikoprüfung, etc.) entstehen. Die Aktivierung führt zu einer Verteilung der Kosten über die Vertragslaufzeit.

Aggregate-Excess-of-Loss-Vertrag: Der Rückversicherer wird tätig, wenn dem Zedenten Schäden in einer bestimmten Sparte über einen festgelegten Zeitraum – normalerweise zwölf Monate – über einen ausgewiesenen Betrag hinaus entstehen.

Alternative Risikofinanzierung: Nutzung der Kapazität der Kapitalmärkte zur Abdeckung von Versicherungsrisiken, z. B. durch Verbriefung von Risiken aus Naturkatastrophen.

American Depositary Receipt (ADR): Von US-Banken ausgestellte handelbare Aktienzertifikate über dort hinterlegte ausländische Aktien. Anstelle der Aktien werden an den amerikanischen Börsen die ADRs gehandelt.

Anschaffungskosten, fortgeführte: Kaufpreis eines Wirtschaftsgutes einschließlich aller Neben- und Bezugskosten; bei abnutzbaren Wirtschaftsgütern vermindert um planmäßige und/oder außerplanmäßige Abschreibungen.

Aufwendungen für Versicherungsfälle für eigene Rechnung: Summe aus bezahlten Schäden und den Rückstellungen für im Geschäftsjahr eingetretene Schadenereignisse, ergänzt um das Ergebnis der Abwicklung der Rückstellungen für Schadenereignisse der Vorjahre, jeweils nach Abzug der eigenen Rückversicherungsabgaben.

Bancassurance: Partnerschaft zwischen einer Bank und einem Versicherungsunternehmen zum Zweck des Vertriebs von Versicherungsprodukten über die Filialen des Bankpartners. Die Bindung zwischen Versicherer und Bank ist häufig geprägt durch eine Kapitalbeteiligung oder eine langfristig wirkende strategische Kooperation beider Parteien.

Block-Assumption-Transaktion (BAT): Proportionaler Rückversicherungsvertrag auf das Lebens- oder Krankenversicherungsportefeuille eines Zedenten, mit dem dieser zukünftige Gewinne bereits vorzeitig realisieren kann, um damit auf effiziente Weise finanz- oder solvenzpolitische Zielvorstellungen sicherzustellen.

Bonität (auch: Kreditwürdigkeit): Fähigkeit eines Schuldners, seinen Zahlungsverpflichtungen nachzukommen.

Brutto/Retro/Netto: Bruttopositionen stellen die jeweilige Summe aus der Übernahme von Erst- oder Rückversicherungsverträgen dar, Retropositionen die jeweilige Summe der eigenen Rückversicherungsabgaben. Die Differenz bildet die jeweilige Nettoposition (Brutto – Retro = Netto, auch: für eigene Rechnung).

CAPM: vgl. → Capital Asset Pricing Model

Capital Asset Pricing Model (CAPM): Mit Hilfe des CAPM wird das Zustandekommen der Preise bzw. Renditen am Kapitalmarkt auf Basis der Erwartungen von Investoren über die zukünftige Wahrscheinlichkeitsverteilung der Renditen erklärt. Der Opportunitätskostensatz für das Eigenkapital setzt sich nach dieser Methode aus drei Komponenten zusammen – einem risikoarmen Zinssatz, einem marktspezifischen Risikozuschlag sowie einer unternehmensspezifischen Risikoeinschätzung, dem Beta. Demnach gilt für die Eigenkapitalkosten: risikoarmer Zinssatz + Beta * unternehmensspezifische Risikoeinschätzung.

Coinsurance-Funds-Withheld- (CFW)Vertrag: Mitversicherungsvertrag, bei dem der Zedent einen Teil der ursprünglichen Prämie mindestens in Höhe der zedierten Reserven zurückbehält. Ähnlich wie bei einem → Modco-Vertrag repräsentiert die Zinszahlung an den Rückversicherer den Anlageertrag des zu Grunde liegenden Wertpapierportefeuilles.

Corporate Governance: Sie dient der Realisierung einer verantwortlichen Führung und Überwachung von Unternehmen und zielt darauf ab, das Vertrauen von Anlegern, Kunden, Mitarbeitern und der Öffentlichkeit in Unternehmen zu fördern.

Critical-Illness-Deckungen: Vgl. → Dread-Disease-Deckungen

DB 5: vgl. → Deckungsbeitragsrechnung 5

Deckungsbeitragsrechnung 5 (DB 5): Diese Stufe der Deckungsbeitragsrechung stellt den Reingewinn nach Erwirtschaften des diskontierten Schadenaufwands zuzüglich aller externen und internen Kosten einschließlich der Kapitalkosten dar.

Deckungsrückstellung: Nach mathematischen Methoden entwickelter Wert für zukünftige Verpflichtungen (Barwertsumme künftiger Verpflichtungen abzüglich der Barwertsumme künftig eingehender Prämie), vor allem in der Lebens- und Krankenversicherung.

Deposit Accounting: Eine aus der US-amerikanischen Rechnungslegung stammende Bilanzierungsmethode, nach der kurz- und langfristige Versicherungs- und Rückversicherungsverträge, die kein signifikantes versicherungstechnisches Risiko transferieren, zu bilanzieren sind. Die Vorschrift beinhaltet u. a. Regelungen zu der Klassifizierung entsprechender Vertragstypen und zum Ansatz und zur Bewertung von Depotforderungen und -verbindlichkeiten bei Vertragsabschluss.

Depotforderungen/Depotverbindlichkeiten: Sicherheitsleistungen zur Deckung von Versicherungsverbindlichkeiten zwischen Erst- und Rückversicherer. Das einbehaltende Unternehmen weist in diesem Fall eine Depotverbindlichkeit, das gewährende Unternehmen eine Depotforderung aus.

Derivate, derivative Finanzinstrumente: Hierzu zählen die aus Basisinstrumenten wie Aktien, festverzinslichen Wertpapieren und Devisen abgeleiteten Finanzprodukte, deren Preis u. a. anhand des jeweils zu Grunde liegenden Wertpapiers oder sonstigen Referenzwerts festgestellt wird. Zu den Derivaten zählen insbesondere Swaps, Optionen und Futures.

Diskontierung der Schadenrückstellungen: Bestimmung des Barwerts zukünftiger Zahlungen durch Multiplikation mit dem zugehörigen Abzinsungsfaktor. Bei Schadenrückstellungen ist dies auf Grund der für deutsche Aktiengesellschaften geltenden neuen steuerlichen Gewinnermittlungsmethoden erforderlich.

Diversifikation (auch: Diversifizierung): Ausrichtung der Geschäftspolitik auf verschiedene Leistungsprogramme, um Auswirkungen von Konjunkturschwankungen zu mindern und das Ergebnis zu stabilisieren. Die Diversifikation ist ein Instrument der Wachstums- und Risikopolitik des Unternehmens.

Diversifizierung: Vgl. → Diversifikation

Dread-Disease- (auch: Critical-Illness-)Deckungen: Personenzusatzversicherungen, auf deren Basis im Fall vorher definierter schwerer Krankheiten Teile der Versicherungssumme ausgezahlt werden, die sonst erst bei Eintritt des Todesfalls fällig würden.

Due Diligence: Zumeist im Rahmen einer Kapitalmarkttransaktion oder bei Fusionen und Unternehmensakquisitionen durchgeführte Maßnahme der Bestands- und Risikoprüfung, die u. a. die Überprüfung der finanziellen, rechtlichen und steuerlichen Situation beinhaltet.

EEV: vgl. → European Embedded Value

Emittent: Privates Unternehmen oder öffentlich rechtliche Körperschaft, die Wertpapiere ausgibt, z. B. bei Bundesanleihen der Bund und bei Aktien die Aktiengesellschaft

Ergebnis (auch: Gewinn) je Aktie, verwässert: Kennziffer, die sich aus der Division des Konzernjahresüberschusses durch die durchschnittliche Anzahl im Umlauf befindlicher Aktien errechnet. Das verwässerte Ergebnis je Aktie bezieht ausgeübte oder noch zur Ausübung stehende Bezugsrechte in die Aktienanzahl mit ein.

Erstversicherer: Gesellschaft, die Risiken gegen eine Versicherungsprämie übernimmt und in einem direkten Vertragsverhältnis zum Versicherungsnehmer (Privatperson, Unternehmen, Organisation) steht.

Erwerbskosten, aktivierte: Vgl. → Abschlusskosten, aktivierte

European Embedded Value (EEV): Bezeichnet den Barwert der zukünftigen Aktionärserträge des weltweiten Personen-Rückversicherungsgeschäfts nach angemessener Berücksichtigung aller Risiken, die diesem Geschäft zu Grunde liegen.

Excess Return on Capital Allocated (xRoCA): Er stellt den → IVC im Verhältnis zum allozierten Kapital dar und zeigt die relative Überrendite, die über die gewichteten Kapitalkosten hinaus erwirtschaftet wird.

Exponierung: Gefährdungsgrad eines Risikos oder Risikobestands; Grundlage für die Prämienermittlung in der Rückversicherung.

Fair Value: Preis, zu dem ein Finanzinstrument zwischen zwei Parteien frei gehandelt würde.

Fakultative Rückversicherung: Beteiligung des Rückversicherers an einem bestimmten, vom Erstversicherer übernommenen Einzelrisiko. Steht im Gegensatz zur → obligatorischen (auch: Vertrags-)Rückversicherung.

Financial Accounting Standards (FAS): Vgl. → Statement of Financial Accounting Standards (SFAS)

Financial Accounting Standards Board (FASB): Gremium in den USA, das mit der Festlegung und Verbesserung von Standards zur Rechnungslegung und zum Berichtswesen beauftragt ist.

Free Float: Vgl. → Streubesitz

Führungsposition: Sind mehrere (Rück-)Versicherer an einem Vertrag beteiligt, so übernimmt eine Gesellschaft die Führung. Der Versicherungsnehmer verkehrt nur mit dieser führenden Gesellschaft. Üblicherweise übernimmt der führende (Rück-)Versicherer einen höheren Prozentsatz des Risikos auf eigene Rechnung.

Geschäfts- oder Firmenwert: Unterschiedsbetrag, um den der Kaufpreis einer Konzerngesellschaft deren anteiliges Eigenkapital nach Auflösung der dem Käufer zuzuordnenden stillen Reserven zum Kaufzeitpunkt übersteigt.

Gewinn je Aktie: Vgl. → Ergebnis je Aktie

Großschaden: Schaden, der gemäß einer festgelegten Schadenhöhe oder anderer Kriterien als Großschaden definiert wird und somit eine besondere Bedeutung für den Erst- bzw. Rückversicherer hat.

Hybridkapital: Anleihestruktur, die auf Grund ihrer Nachrangigkeit eigenkapitalähnlichen Charakter hat.

IBNR (Incurred but not reported): Vgl. → Spätschadenrückstellung

Impairment: Außerplanmäßige Abschreibung, die vorgenommen wird, wenn der Barwert der geschätzten, zukünftigen Kapitalflüsse eines Vermögensgegenstandes kleiner ist als dessen Buchwert.

International Accounting Standards (IAS): Vgl. → International Financial Reporting Standards (IFRS)

International Accounting Standards Board (IASB): Gremium in der EU, das mit der Festlegung und Verbesserung der internationalen Standards zur Rechnungslegung und zum Berichtswesen beauftragt ist.

International Financial Reporting Standards (IFRS): Die vom International Accounting Standards Board herausgegebenen Standards zur Rechnungslegung und zum Berichtswesen (bis zum Jahr 2002 als International Accounting Standards, IAS, bezeichnet).

International Securities Identification Number (ISIN): Zehnstellige Ziffer, die ein Wertpapier international identifiziert. Sie beginnt mit einem Länderkürzel, das das Heimatland des Unternehmens angibt, z. B. DE = Deutschland.

Intrinsic Value Creation (IVC): Der IVC wird nach folgender Formel berechnet: Echte operative Wertschöpfung = bereinigtes operatives Ergebnis – (alloziertes Kapital x gewichtete Kapitalkosten). Ein Instrument der wertorientierten Unternehmenssteuerung, mit dem die Erreichung langfristiger Ziele auf Ebene des Konzerns, der Geschäftsfelder und der operativen Einheiten gemessen wird.

Investment-Grade: Investment-Grade-Ratings werden an Unternehmen vergeben bzw. Anleihen zugeordnet, die ein geringes Risiko aufweisen. Im Gegensatz dazu weisen Unternehmen bzw. Anleihen mit Non-Investment-Grade-Ratings definitionsgemäß spekulative Elemente auf, so dass das Risiko deutlich höher ist.

IVC: vgl. → Intrinsic Value Creation

Kapitalflussrechnung: Rechnung über die Herkunft und Verwendung von Zahlungsmitteln während der Abrechnungsperiode. Sie zeigt die Veränderung der Vermögens- und Kapitalbestände getrennt nach den Bereichen „laufende Geschäftstätigkeit", „Investitionstätigkeit" und „Finanzierungstätigkeit".

Konfidenzniveau (auch: Wahrscheinlichkeitsniveau): Das Konfidenzniveau definiert die Wahrscheinlichkeit, mit der der festgelegte Risikobetrag nicht überschritten wird.

Kongruente Währungsbedeckung: Bedeckung der versicherungstechnischen Verbindlichkeiten in fremder Währung mit entsprechenden Kapitalanlagen derselben Währung, um Wechselkursrisiken zu vermeiden.

Kostenquote: Aufwendungen für den Versicherungsbetrieb im Verhältnis zu der verrechneten (Brutto- oder Netto-)Prämie.

Kreditwürdigkeit: Vgl. → Bonität

Kumulschaden: Summe von mehreren einzelnen, bei unterschiedlichen Versicherungsnehmern eingetretenen Schäden, die durch das gleiche Schadenereignis (z. B. Sturm, Erdbeben) verursacht wurden. Führt dann zu einer erhöhten Belastung des Erst- oder Rückversicherers, wenn mehrere betroffene Versicherungsnehmer bei ihm versichert sind.

Kurs-Gewinn-Verhältnis (KGV): Verhältnis des Kurses einer Aktie zu dem auf diese Aktie anteilig entfallenden Jahresüberschuss.

Lebensbereich: Wir bezeichnen mit diesem Begriff die Geschäftstätigkeit unseres Segments Personen-Rückversicherung.

Letter of Credit (LOC): Bankbürgschaft; die Bank ist auf Anforderung des Bürgschaftsempfängers zur Leistung an selbigen bis zu der Höhe der im LOC genannten Summe verpflichtet. Beispielsweise in den USA eine übliche Form der Sicherheitsleistung im Rückversicherungsgeschäft.

Mark-to-Market-Bewertung: Bewertung von Finanzinstrumenten zum Marktwert bzw. zum → Fair Value.

Modified-Coinsurance- (Modco)Vertrag: Rückversicherungsvertrag, bei dem der Zedent im Rahmen eines Depots Wertpapiere, die die zedierten Reserven besichern, zurückbehält und dadurch eine Verpflichtung begründet, zu einem späteren Zeitpunkt Zahlungen an den Rückversicherer zu leisten. Die Zahlungen beinhalten einen proportionalen Anteil an der Bruttoprämie sowie den Ertrag aus Wertpapieren.

Netto: Vgl. → Brutto/Retro/Netto

Nettoportefeuillewert: Barwert der erwarteten zukünftigen Erträge aus bereits abgeschlossenem Geschäft im Selbstbehalt, diskontiert mit einem währungsabhängigen Risikozinssatz. Er wird auf Basis jeweiliger lokaler Rechnungslegung berechnet.

Nichtlebensbereich: In Abgrenzung zu der Geschäftstätigkeit unseres Segments Personen-Rückversicherung fassen wir mit diesem Begriff die Gesamtheit unserer Sparten der Schaden-Rückversicherung zusammen.

Nichtproportionale Rückversicherung: Rückversicherungsvertrag, bei dem der Rückversicherer den einen bestimmten Betrag (→ Priorität) übersteigenden Schadenaufwand zu tragen hat. Steht im Gegensatz zur → proportionalen Rückversicherung.

Obligatorische Rückversicherung (auch: Vertragsrückversicherung): Rückversicherungsvertrag, bei dem sich der Rückversicherer an einem gesamten, genau definierten Versicherungsbestand eines → Zedenten beteiligt. Steht im Gegensatz zur → fakultativen Rückversicherung.

Personen-(Rück-)versicherung: Zusammenfassung von Sparten, die die Versicherung von Personen zum Gegenstand haben, also Lebens-, Renten-, Kranken- und Unfallversicherungen.

(Versicherungs-)Pool: Risikogemeinschaft in Form einer Gesellschaft bürgerlichen Rechts, zu der sich rechtlich und wirtschaftlich selbstständige Erst- und Rückversicherer zusammenschließen, um für besonders große oder unausgeglichene Risiken eine breitere versicherungstechnische Grundlage zu schaffen. Die Mitglieder verpflichten sich, bestimmte Risiken nur im Rahmen des Versicherungspools zu zeichnen. Sie bringen diese Risiken – unter Aufrechterhaltung ihrer geschäftlichen Selbstständigkeit – gegen Provision in den Versicherungspool ein. An dem Gewinn oder Verlust des Versicherungspools ist jeder Versicherer gemäß seiner Quote beteiligt. Zur weiteren Risikoverteilung werden häufig Rückversicherungen abgegeben oder genommen. Poolarten sind Mitversicherungspools, bei denen alle Mitglieder mit ihren Anteilen als Erstversicherer auftreten und Rückversicherungspools, bei denen ein Erstversicherer die Risiken zeichnet und diese dann über Rückversicherung an die beteiligten Versicherer verteilt.

Portefeuille: a) Alle von einem Erst- oder Rückversicherer insgesamt oder in einem definierten Teilsegment (z. B. Sparte, Land) übernommenen Risiken; b) Nach bestimmten Kriterien gegliederte Gruppe von Kapitalanlagen.

Prämie: Vereinbartes Entgelt für die vom Versicherungsunternehmen übernommenen Risiken. Die gebuchte (auch: verrechnete) Prämie (auch: Beitrag) ist im Gegensatz zu der verdienten Prämie zeitlich nicht abgegrenzt.

Prämienüberträge (auch: Beitragsüberträge): In einem Bilanzjahr gebuchte Prämie (auch: Beitrag), die periodengerecht dem Folgezeitraum zuzurechnen ist. Mittel zur zeitlichen Abgrenzung der gebuchten (auch: verrechneten) Prämie.

Present value of future profits (PVFP): Immaterieller Vermögensgegenstand, der insbesondere beim Erwerb von Lebens- und Krankenversicherungsunternehmen bzw. einzelnen Versicherungsbeständen entsteht. Der Barwert der erwarteten zukünftigen Erträge aus dem übenommenen Versicherungsbestand wird aktiviert und planmäßig abgeschrieben.

Priorität: Im Rahmen von → nichtproportionalen Rückversicherungsverträgen festgelegter Schadenbetrag eines Erstversicherers, bei dessen Überschreitung der Rückversicherer leistungspflichtig wird. Die Priorität kann sich auf einen Einzelschaden, einen → Kumulschaden oder die Summe der gesamten Jahresschäden beziehen.

Proportionale Rückversicherung: Rückversicherungsverträge, auf deren Basis Anteile eines Risikos oder → Portefeuilles zu den Konditionen des Erstversicherers in Rückversicherung gegeben werden. → Prämie sowie Schäden werden anteilsmäßig in einem proportionalen Verhältnis geteilt. Steht im Gegensatz zur → nichtproportionalen Rückversicherung.

Quotenrückversicherung: Form der proportionalen Rückversicherung, in der der prozentuale Anteil am gezeichneten Risiko vertraglich festgelegt wird. Da der Erstversicherer Akquisition, Prämienkalkulation, Vertragsverwaltung und Schadenbearbeitung übernimmt, ist der Verwaltungsaufwand beim Rückversicherungsunternehmen sehr gering. Deshalb beteiligt sich dieses über eine Rückversicherungsprovision an den genannten Kosten. Diese Provision kann je nach Markt- und Kostenlage 15 %–50 % der Originalprämie betragen.

Rate: Prozentsatz (in der Regel vom Prämienvolumen) des rückversicherten Portefeuilles, der bei einer → nichtproportionalen Rückversicherung als Rückversicherungsprämie an den Rückversicherer zu zahlen ist.

Rating: Die systematische Einschätzung von Unternehmen hinsichtlich ihrer → Bonität bzw. der Bonität von → Emittenten durch eine Ratingagentur oder Bank.

Reservequote: Verhältnis der versicherungstechnischen (Brutto- oder Netto-) Reserven zu der (Brutto- oder Netto-) Prämie.

Retro: Vgl. → Brutto/Retro/Netto

Retrozession: Abgabe von Risiken oder Anteilen an Risiken, die in Rückdeckung übernommen worden sind. Die Abgabe erfolgt an andere Rückversicherer gegen eine anteilige oder gesondert kalkulierte Prämie.

Risiko, versichertes: Unter Risiko versteht man die Gefahr, die zum Eintritt eines Schadens führen kann. Das versicherte Risiko ist Gegenstand des Versicherungsvertrags.

Rückstellung: Passivposten am Bilanzstichtag zur Erfüllung von Verbindlichkeiten, die dem Grunde nach bestehen, wobei die Höhe und/oder der Zeitpunkt der Fälligkeit noch nicht bekannt sind. Versicherungstechnisch z. B. für bereits eingetretene, jedoch noch nicht oder nur teilweise regulierte Versicherungsfälle (= Rückstellung für noch nicht abgewickelte Versicherungsfälle, kurz: Schadenrückstellung).

Rückversicherer: Gesellschaft, die gegen eine vereinbarte Prämie Risiken bzw. Portefeuillesegmente von einem → Erstversicherer oder einem anderen Rückversicherer übernimmt.

Schadenexzedentenvertrag: Vgl. → Nichtproportionale Rückversicherung

Schaden-/Kostenquote, kombinierte: Summe der Schaden- und Kostenquote.

Schadenquote: Verhältnis der Schadenaufwendungen im → Selbstbehalt zu der verdienten (Brutto- oder Netto-)Prämie.

Schaden, versicherter: Gibt den Gesamtbetrag der von der Versicherungswirtschaft insgesamt (Erst- und Rückversicherer) gedeckten Schäden wieder.

Schaden-(Rück-)versicherung: Zusammenfassung aller Sparten, bei denen im Versicherungsfall nicht eine fest vereinbarte Versicherungssumme (wie z. B. in der Lebens- und Unfallversicherung) bezahlt, sondern lediglich der entstandene Schaden ersetzt wird. Dieses Prinzip hat Gültigkeit in allen Sparten der Sach- und Haftpflichtversicherung.

Schaden, volkswirtschaftlicher: Gesamter, auf Grund eines Schadenereignisses für die betroffene Volkswirtschaft eingetretener Wertverlust. Der volkswirtschaftliche Schaden ist vom versicherten Schaden zu unterscheiden.

Schutzdeckung: Abdeckung von Portefeuillesegmenten eines Versicherungsunternehmens gegen Großschäden (pro Risiko/pro Ereignis) hauptsächlich auf nichtproportionaler Basis.

Segmentberichterstattung: Darstellung von Vermögens- und Ertragsinformationen, untergliedert nach zweckmäßigen Kriterien, wie Geschäftsbereichen und Regionen.

Selbstbehalt: Der Teil der übernommenen Risiken, den der (Rück-) Versicherer nicht in Rückdeckung gibt, also → netto ausweist. (Selbstbehaltsquote: Prozentualer Anteil des Selbstbehalts an der gebuchten Bruttoprämie).

Sonstige Wertpapiere, gehalten bis zur Endfälligkeit: Wertpapiere, die in Daueranlageabsicht grundsätzlich bis zur Endfälligkeit gehalten werden. Sie sind zu fortgeführten Anschaffungskosten bilanziert.

Sonstige Wertpapiere, Handelsbestand: Wertpapiere, die ausschließlich für kurzfristige Handelszwecke gehalten werden. Sie sind mit dem Marktwert am Bilanzstichtag bilanziert.

Sonstige Wertpapiere, jederzeit veräußerbar: Wertpapiere ohne klare Zuordnung zum Handels- bzw. Endfälligkeitsbestand; diese jederzeit veräußerbaren Wertpapiere werden mit dem Marktwert am Bilanzstichtag angesetzt. Marktwertveränderungen berühren nicht die Gewinn- und Verlustrechnung.

Spätschadenrückstellung (auch: IBNR – Incurred but not reported): Rückstellung für bereits eingetretene, aber noch nicht gemeldete Schäden.

Special Purpose Entity (SPE): Nicht an eine bestimmte Rechtsform gebundene rechtliche Struktur mit spezifischen Merkmalen, deren Zweck in der Ausführung definierter Aktivitäten bzw. dem Halten von Vermögenswerten besteht.

Specialty Insurance: Eine spezielle Form der Schadenerstversicherung. Gegenstand sind eng definierte, homogene Portefeuilles im Nischen- oder sonstigen Nichtstandardgeschäft („Specialty Business"). Dabei können typische Tätigkeiten des Versicherers (Vertrieb, Vertragsabschluss, Policierung, Inkasso, Policenverwaltung, Schadenabwicklung, etc.) an spezialisierte Zeichnungsagenturen („Managing General Agents, MGAs") oder sonstige Verwalter („Third-Party Administrators, TPAs") ausgelagert werden.

Spread-Loss-Vertrag: Vertrag zwischen Erst- und Rückversicherer, der über einen Mehrjahreszeitraum Risiken eines definierten Bestandes abdeckt.

Statement of Financial Accounting Standards, SFAS (auch: Financial Accounting Standards, FAS): Die vom Financial Accounting Standards Board herausgegebenen Standards zur Rechnungslegung und zum Berichtswesen.

Stochastic Partnerships: Die zielgerichtete finanzielle Unterstützung von Erstversicherern über einen Rückversicherungsvertrag, bei dem sich der Rückversicherer an den Originalkosten eines Versicherungsportefeuilles beteiligt und dafür als Gegenleistung einen Anteil an den zukünftigen Erträgen dieses Portefeuilles erhält. Diese Methodik wird vorwiegend bei langfristigen Produkten der Personensparten verwendet, wie der Lebens-, Renten- und Unfallversicherung.

Streubesitz (auch: Free Float): Der Streubesitz bezeichnet den Teil des Aktienkapitals, der von Aktionären mit einem geringen Aktienanteil gehalten wird.

Strukturierte Produkte: Rückversicherung mit einem begrenzten Gewinn- und Verlustpotenzial. In erster Linie wird der Risikoausgleich über die Zeit angestrebt. Dieser wirkt bilanzstabilisierend für die → Zedenten.

Summenexzedentenrückversicherung: Form der proportionalen Rückversicherung, bei der die Risikoaufteilung zwischen Erst- und Rückversicherer nicht anhand einer vorab vereinbarten festen Quote vorgenommen wird. Vielmehr bestimmt der Erstversicherer eine Versicherungssumme, bis zu der er pro Risiko maximal haften möchte. Die das Maximum übersteigenden Risiken (Exzedenten) werden vom Rückversicherungsunternehmen getragen. Die Anteile des Rückversicherers variieren deshalb in Abhängigkeit von der Höhe des Maximums und der Versicherungssumme des rückversicherten Vertrags. Häufig wird die Haftung des Rückversicherers auch auf ein Vielfaches des Maximums beschränkt.

Surplus-Relief-Vertrag: Ein Vertrag, bei dem ein Rückversicherer ein (Teil-)Portefeuille eines Zedenten übernimmt, um dessen haftendes Kapital zu entlasten.

Survival Ratio: Sie spiegelt das Verhältnis von Schadenreserven zu bezahlten Schäden eines Vertrages oder mehrerer Verträge in einem Bilanzjahr wider.

Thesaurierung: Nichtausschüttung der Gewinne einer Unternehmung, mit der Folge einer gegenüber ausgeschütteten Gewinnen unterschiedlichen steuerlichen Behandlung.

Underwriting: Die Prüfung und Einschätzung von (Rück-) Versicherungsrisiken zur Festsetzung einer angemessenen Prämie für das jeweilige Risiko. Der Zweck des Underwritings besteht darin, das Versicherungsrisiko so zu streuen, dass es einerseits für den (Rück-) Versicherten recht und billig, andererseits für den (Rück-)Versicherer profitabel ist.

US GAAP (United States Generally Accepted Accounting Principles): International anerkannte US-Rechnungslegungsvorschriften. Nicht alle Vorschriften, die in ihrer Summe die US GAAP darstellen, sind kodifiziert. Es zählen dazu neben schriftlich fixierten Statements z. B. auch übliche Bilanzierungspraktiken einzelner Branchen.

Variable Interest Entity: Nicht an eine bestimmte Rechtsform gebundene Gesellschaft, für die das herkömmliche Konsolidierungskonzept basierend auf Stimmrechten nicht ausreicht, um zu bestimmen, wer die Kontrolle ausübt, bzw. in der die Eigenkapitalgeber an den ökonomischen Risiken und Erfolgen nicht beteiligt sind. Die Definition ist weiter gefasst als der ursprünglich verwendete Begriff → Special Purpose Entity (SPE).

Verbriefungsinstrumente: Innovative Instrumente zur Übertragung von Rückversicherungsgeschäft in die Kapitalmärkte mit dem Ziel einer Refinanzierung oder Platzierung von Versicherungsrisiken.

Versicherungstechnisches Ergebnis: Saldo aus Erträgen und Aufwendungen, die dem Versicherungsgeschäft zugeordnet und in der versicherungstechnischen Gewinn- und Verlustrechnung ausgewiesen werden.

Vertragsrückversicherung: Vgl. → Obligatorische Rückversicherung

Volatilität: Schwankungsmaß der Variabilität von Wertpapierkursen, Zinssätzen und Devisen. Allgemein üblich ist die Messung der Volatilität eines Wertpapierkurses durch die Berechnung der Standardabweichungen relativer Kursdifferenzen.

Wahrscheinlichkeitsniveau: Vgl. → Konfidenzniveau

xRoCA: vgl. → Excess Return on Capital Allocated

Zedent: Erst- oder Rückversicherer, der Anteile der von ihm versicherten oder rückversicherten Risiken gegen eine Prämie an einen Rückversicherer abgibt (auch: zedient).

Zession: Abtretung eines Risikos durch den Erstversicherer an den Rückversicherer.

STICHWORTVERZEICHNIS

FINANZKALENDER

12. März 2008	**Bilanzpressekonferenz** Verwaltungsgebäude der Hannover Rückversicherung AG Karl-Wiechert-Allee 50 30625 Hannover
13. März 2008	**DVFA-Analystenkonferenz, Frankfurt**
13. März 2008	**Analystenkonferenz, London**
06. Mai 2008	**Hauptversammlung** Beginn 10.30 Uhr Hannover Congress Centrum Theodor-Heuss-Platz 1–3 30175 Hannover
06. Mai 2008	**Zwischenbericht 1/2008**
07. August 2008	**Zwischenbericht 2/2008**
05. November 2008	**Zwischenbericht 3/2008**
05. Mai 2009	**Hauptversammlung** Beginn 10.30 Uhr Hannover Congress Centrum Theodor-Heuss-Platz 1–3 30175 Hannover

STRATEGISCHE GESCHÄFTSFELDER
des Hannover Rück-Konzerns

hannover rück

- Schaden-Rückversicherung
  - **hannover re®**
    - E+S Rück, Hannover
    - Hannover Rück, Hannover
    - Hannover Re Africa, Johannesburg
    - Hannover Re Bermuda, Hamilton, Bermuda
    - Hannover Re Ireland, Dublin
    - Hannover ReTakaful, Manama, Bahrain
    - Inter Hannover, London
    - Compass Ins. Co, Johannesburg
- Personen-Rückversicherung
  - **hannover life re®**
    - Hannover Life Re Africa, Johannesburg
    - Hannover Life Re America, Orlando/Florida
    - Hannover Life Re Bermuda, Hamilton, Bermuda
    - Hannover Life Re Australasia, Sydney
    - Hannover Life Re Germany (E+S Rück), Hannover
    - Hannover Life Re International, Hannover
    - Hannover Life Re Ireland, Dublin
    - Hannover Life Re UK, Virginia Water/London

Bildnachweis:

Zippo, Hamburg: Seiten 1, 6/7
Yann Arthus-Bertrand: Seiten 26/27
Joakim Berglund: Seiten 40/41
Agentur Pictorium: Seiten 50/51
Claudius Thiriet: Seiten 64/65

Den vorliegenden Geschäftsbericht des Hannover Rück-Konzerns gibt es gedruckt auch in englischer Sprache. Außerdem wird der Bericht in den Sprachen Deutsch und Englisch als PDF-Datei zum Herunterladen im Internet zur Verfügung gestellt: www.hannover-rueck.de.

Wir senden Ihnen gern auch Exemplare des Geschäftsberichts der Hannover Rückversicherung AG in Deutsch oder Englisch zu.

Bitte fordern Sie die gewünschte Geschäftsberichtsversion beim Bereich Investor Relations/ Public Relations an:

Tel. 05 11/56 04-18 89, Fax 05 11/56 04-16 48

oder unter www.hannover-rueck.de
im Bereich „Medienzentrum/Publikationen/Geschäftsberichte".



Hannover
Rückversicherung AG
Karl-Wiechert-Allee 50
30625 Hannover

Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com
www.hannover-rueck.de

Investor Relations/Public Relations

Stefan Schulz

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
stefan.schulz@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

hannover re®
NEWSLETTER

***The Hannover Re NewsLetter** serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance, as well as to share new developments at Hannover Re.*

Hannover Re voted best reinsurer in Russia

Hannover, 2 April 2008: In a survey conducted on the occasion of the 12th All-Russia Reinsurance Conference at the end of March 2008 in Moscow Hannover Re was chosen as the best foreign reinsurer. Insurers and brokers from Russia and the CIS states took part in the vote, along with foreign brokerage houses.

"Bearing in mind that we write our reinsurance business from Hannover, in other words without maintaining a representative office in Russia, this vote of confidence from our clients is especially gratifying", Chief Executive Officer Wilhelm Zeller explained. Hannover Re likely garnered plus points for its undogmatic and quick decisions as well as for its client-oriented products.

Russia and the CIS states offer a particularly large growth potential for (re)insurance business; the market is, however, fiercely competitive. In past years Hannover Re has nevertheless been successful in consistently writing profitable business. For the current 2008 financial year, too, the company anticipates adequate margins. Hannover Re ranks among the top 3 reinsurers in Russia and the CIS states and is well positioned with a market share of around 10%.

For further information please contact:

Press and Public Relations / Investor Relations:
Stefan Schulz (tel. +49 / 511 / 56 04-15 00,
e-mail: stefan.schulz@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Daniela Gissinger (Tel. +49 / 5 11 / 56 04-15 29,
e-Mail: daniela.gissinger@hannover-re.com)

***Hannover Re**, with a gross premium of around 8 billion euro, is one of the leading reinsurance groups in the world. It transacts all lines of non-life and life and health reinsurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 1,800. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Disclaimer:
Some of the statements in this press release may be forward-looking statements or statements of future expectations based on currently available information. Such statements are naturally subject to risks and uncertainties. Factors such as the development of general economic conditions, future market conditions, unusual catastrophic loss events, changes in the capital markets and other circumstances may cause the actual events or results to be materially different from those anticipated by such statements. Hannover Re does not make any representation or warranty, express or implied, as to the accuracy, completeness or updated status of such statements. Therefore, in no case whatsoever will Hannover Re and its affiliate companies be liable to anyone for any decision made or action taken in conjunction with the information and/or statements in this press release or for any related damages.

hannover rück
INFOBRIEF

*Der **InfoBrief** ist ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.*

Hannover Rück bester Rückversicherer in Russland

Hannover, 2. April 2008: In einer Umfrage anlässlich der 12. Russischen Rückversicherungskonferenz Ende März 2008 in Moskau wurde die Hannover Rück zum besten ausländischen Rückversicherer gewählt. An der Abstimmung nahmen Erstversicherer und Makler aus Russland sowie den GUS-Staaten, aber auch ausländische Maklerhäuser teil.

„Angesichts der Tatsache, dass wir unser Rückversicherungsgeschäft von Hannover aus zeichnen, also keine Repräsentanz in Russland unterhalten, ist dieses positive Votum unserer Kunden besonders erfreulich", sagte Vorstandsvorsitzender Wilhelm Zeller. Pluspunkte dürfte die Hannover Rück sowohl für ihre undogmatischen und schnellen Entscheidungen als auch für ihre kundenorientierten Produkte gesammelt haben.

Russland und die GUS-Staaten weisen ein besonders großes Wachstumspotenzial für das (Rück-)Versicherungsgeschäft auf; es herrscht allerdings auch ein intensiver Wettbewerb. Dennoch konnte die Hannover Rück in den vergangenen Jahren kontinuierlich profitables Geschäft zeichnen. Auch für das Geschäftsjahr 2008 sieht das Unternehmen auskömmliche Margen. Die Hannover Rück gehört in Russland und den GUS-Staaten zu den Top 3 Rückversicherern und ist mit einem Marktanteil von rund 10 % gut positioniert.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel. 05 11 / 56 04-15 00, E-Mail: stefan.schulz@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 05 11 / 56 04-15 02, E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Daniela Gissinger (Tel. 05 11 / 56 04-15 29, E-Mail: daniela.gissinger@hannover-re.com)

__Die Hannover Rück__ ist mit einem Prämienvolumen von rund 8 Mrd. EUR eine der führenden Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden- und Personen-Rückversicherung und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern mit ca. 1.800 Mitarbeitern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").

Haftungshinweis:
Bestimmte Aussagen in dieser Pressemitteilung, die in die Zukunft gerichtet sind oder bestimmte Erwartungen für die Zukunft enthalten, beruhen auf gegenwärtig zur Verfügung stehenden Informationen. Solche Aussagen sind naturgemäß mit Risiken und Unsicherheiten behaftet. Umstände wie die allgemeine wirtschaftliche Entwicklung, zukünftige Marktbedingungen, außergewöhnliche Schadenbelastungen durch Katastrophen, Veränderungen der Kapitalmärkte und sonstige Umstände können dazu führen, dass die tatsächlichen Ereignisse oder Ergebnisse erheblich von den Vorhersagen der in die Zukunft gerichteten Aussagen abweichen. Die Hannover Rück (einschließlich aller verbundenen Unternehmen) übernimmt für die Richtigkeit, Vollständigkeit und Aktualität der Aussagen keine Haftung. Auch sind sämtliche Schadensersatzansprüche im Zusammenhang mit Entscheidungen und Handlungen, die aufgrund dieser Pressemitteilung vorgenommen wurden, ausgeschlossen.

REPORT BY THE SUPERVISORY BOARD
of Hannover Re for the Hannover Re Group

In our function as the Supervisory Board we considered at length during the 2007 financial year the position and development of the company and its major subsidiaries We advised the Executive Board on the direction of the company and monitored the management of business on the basis of written and verbal reports from the Executive Board. The Supervisory Board held five meetings in order to adopt the necessary resolutions after appropriate discussion. Resolutions were adopted by a written procedure with respect to three matters requiring attention at short notice. Furthermore, we received quarterly written reports from the Executive Board on the course of business and the position of the company and the Group pursuant to § 90 German Stock Corporation Act. Purely on the basis of the company's economic position no audit measures pursuant to § 111 Para. 2 German Stock Corporation Act were required in the 2007 financial year. The reports provided by the Executive Board contain, inter alia, up-to-date details of the current planned and expected figures for the individual business groups. The reporting also covers strains from major losses as well as the investment portfolio, investment income, the ratings of the various Group companies and the development of the Group's global workforce. The quarterly reports with the quarterly financial statements and key figures for the Hannover Re Group constituted a further important source of information for the Supervisory Board. We received an analysis of the 2006 results in non-life and life/health reinsurance as well as a presentation from the Executive Board covering the profit expectations for the 2007 financial year and the operational planning for the 2008 financial year. In addition, the Chairman of the Supervisory Board was constantly advised by the Chairman of the Executive Board of major developments and impending decisions as well as of the risk situation within the company and the Group. All in all, we were involved in decisions taken by the Executive Board and assured ourselves of the lawfulness, regularity and efficiency of the company's management as required by our statutory responsibilities and those placed upon us by the company's Articles of Association.

Key points of deliberation

As part of its discussion of important individual projects the Supervisory Board considered, inter alia, the acquisition by Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV) of the 10 percent interest held by CiV Lebensversicherung AG in E+S Rückversicherung AG and the subsequent sale of a 2 percent interest held by HRBV in E+S Rückversicherung to WGV Holding AG. In addition, we gave our consent to the purchase of the 50 percent stake previously held by E+S Rückversicherung AG in Hannover Life Re of Australasia Ltd. The Supervisory Board also approved the establishment of a life reinsurance company in Bermuda with a capitalisation of EUR 120 million. Furthermore, we closely examined the issue of "insurance-linked securities", a concept for the securitisation of insurance risks that is currently attracting considerable attention as an alternative to traditional retrocession in the context of the risk management of catastrophe risks. Additionally, we were briefed by the Executive Board on the relevance of Solvency II and the EU Reinsurance Directive to Hannover Re. Questions relating to business tax reform in Germany and the crisis on the US mortgage market were also explored at length. In this connection the Executive Board explained that Hannover Re is scarcely affected by this crisis

Committees of the Supervisory Board

Of the committees formed by the Supervisory Board within the meaning of § 107 Para. 3 German Stock Corporation Act, the Balance Sheet Committee met four times and the Standing Committee met on three occasions. The Chairman of the Supervisory Board updated the full Supervisory Board on the committees' major deliberations at the next meeting.

The Balance Sheet Committee considered inter alia the consolidated financial statement drawn up in accordance with IFRS and the individual financial statement of the parent company Hannover Re drawn up in accordance with the German Commercial Code (HGB) and discussed with the auditors the reports submitted by the independent auditor on these financial statements. In addition, an expert opinion on the adequacy of the loss reserves in non-life reinsurance was reviewed and the accumulated prefinancing volume in life reinsurance was discussed. The risk report pursuant to the Act on Control and Transparency in Business (KonTraG) and the report on compliance with Corporate Governance principles were received and discussed. Furthermore, the Committee examined the balance sheet treatment of certain reinsurance contracts in the commercial-law annual financial statements for the years 2001 to 2005, to which the Federal Financial Supervisory Authority (BaFin) had objected, and for the purpose of clarification obtained an expert opinion from a major international accountancy firm that had not previously examined the transactions. In its opinion the latter concludes that no compulsory accounting rules were violated by the balance sheet treatment. The investment structure and investment income – including stress tests with regard to the investments and their implications for net income and the equity base –, the criteria used for equity allocation within the Group and a comparison of target returns with the actual returns delivered by the individual business groups constituted further key areas of deliberation.

The Standing Committee determined the performance bonuses of the members of the Executive Board for the 2006 financial year and the overall number of stock participation rights to be awarded to the Executive Board. The basic number of stock participation rights for the 2007 financial year was defined. In addition, with an eye to the reappointment of members of the Executive Board recommendations were drawn up for the full Supervisory Board. Furthermore, the medium- and long-term personnel planning for the Executive Board were discussed.

Corporate Governance

The Supervisory Board again devoted considerable attention to the issue of Corporate Governance. The findings of an efficiency audit of the Supervisory Board's work conducted in strict confidentiality were discussed by the Supervisory Board at the beginning of 2007. In this context it was established that appreciable improvements had been achieved compared to the last audit in 2004 and that the measures agreed upon at that time had been successful. Further optimisations were approved in order to organise the work of the Supervisory Board even more efficiently in the future. In accordance with a new recommendation of the German Corporate Governance Code (DCGK), the Supervisory Board formed a Nomination Committee. The considerable importance that the Supervisory Board attaches to the standards of good and responsible enterprise management set out in the Corporate Governance Code is also evident from the Declaration of Conformity pursuant to § 161 Stock Corporation Act regarding compliance with the German Corporate Governance Code: the company is in compliance with all recommendations of the Code. The reader is further referred to the Corporate Governance report printed in this annual report and the company's publications in the Internet.

The information included as a consequence of the Takeover Directive Implementation Act in the management reports of the parent company Hannover Re and the Hannover Re Group in accordance with § 289 Para. 4 and § 315 Para. 4 German Commercial Code is to be explained by the Supervisory Board pursuant to § 171 Para. 2 Sentence 2 German Stock Corporation Act. With respect to all these additional reporting items, including for example the composition of the common shares and of the direct or indirect participating interests which are relevant in this context, there have been no changes compared to the previous year. There is no restriction or control of voting rights. The appointment and withdrawal of members of the Executive Board and the amendment of the Articles of Association are guided by the provisions of stock corporation law and specified in detail in the Articles of Association. The conditions under which the Executive Board is empowered to issue or buy back shares of the company are also set out in the Articles of Association. The major agreements entered into by the company that are subject to reservation in the event of a change of control are described in the management report.

Audit of the annual financial statements and consolidated financial statements

The accounting, annual financial statements, consolidated financial statements and the corresponding management reports were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), Hannover. The Supervisory Board selected the auditor for the audit and the Chairman of the Supervisory Board awarded the concrete audit mandate. In addition to the usual audit tasks, the audit focused particularly on the accounting treatment of securitisations as well as the correct calculation and carrying of additional and segmental reserves. In the context of the consolidated financial statements to be drawn up by Hannover Re in accordance with International Financial Reporting Standards (IFRS), the auditors were required to subject the reporting (mapping of the local systems to the package collector accounts) as well as the regular and consistent preparation of the cash flow statement to special scrutiny. For the first time the mandate for the review report by the independent auditors on the interim financial report as at 30 June 2007 was also awarded. The special challenges associated with the international aspects of the audits were met without reservation. Since the audits did not give rise to any objections KPMG DTG issued unqualified audit certificates. The Balance Sheet Committee discussed the annual financial statements and the management reports with the participation of the auditors and in light of the audit reports, and it informed the Supervisory Board of the outcome of its examination. The audit reports were distributed to all members of the Supervisory Board and scrutinised in detail – with the participation of the auditors – at the Supervisory Board meeting held to consider the annual results. The auditors will also be present at the Annual General Meeting.

The report on the company's relations with affiliated companies drawn up by the Executive Board has likewise been examined by KPMG DTG and given the following unqualified audit certificate:

"Having audited the report in accordance with our professional duties, we confirm that

1. its factual details are correct;

2. in the case of the transactions detailed in the report, the expenditure of the company was not unreasonably high."

We have examined

a) the annual financial statements of the company and the management report prepared by the Executive Board,

b) the consolidated financial statements of the Hannover Re Group and the Group management report prepared by the Executive Board and

c) the report of the Executive Board pursuant to of § 312 German Stock Corporation Act (Report on relations with affiliated companies)

– in each case drawn up as at 31 December 2007 – and have no objections. Nor do we have any objections to the statement reproduced in the dependent company report. The Supervisory Board thus concurred with the opinions of the auditors and approved the annual financial statements and the consolidated financial statements; the annual financial statements are thereby adopted. We concur with the Executive Board's proposal regarding the appropriation of the disposable profit for 2007 after studying all relevant aspects.

Changes on the Supervisory Board

On 20 March 2007 Dr. Paul Wieandt, a long-standing member of our Supervisory Board, passed away. For ten years Dr. Wieandt helped to shape the company's development. From 1997 until his death he belonged to the company's Supervisory Board, serving as its Deputy Chairman during this time. He was similarly unfailing in applying his considerable expert knowledge and vast experience to the work of the Balance Sheet Committee. Dr. Wieandt earned our deep esteem with his sense of responsibility and farsightedness. We shall honour his memory.

With effect from the end of the Annual General Meeting on 3 May 2007 Ms. Renate Schaper-Stewart – who has been a Supervisory Board Member for 15 years – and Mr. Hans-Günter Siegerist stepped down from the Supervisory Board in their role as staff representatives. The Supervisory Board thanked them for their many years of constructive work and praised their contribution to the company's development. As their successors, Mr. Uwe Kramp and Mr. Gert Waechtler were elected as staff representatives to the Supervisory Board effective 3 May 2007. The Annual General Meeting elected Dr. Erhard Schipporeit as a new member of the Supervisory Board.

Word of thanks to the Executive Board and members of staff

The Supervisory Board thanks the members of the Executive Board and all staff for their work in the year under review. They made vital contributions to the excellent earnings performance.

Hannover, 11 March 2008

For the Supervisory Board

Wolf-Dieter Baumgartl
Chairman

CORPORATE GOVERNANCE
report

This year the company was again in compliance with the recommendations of the German Corporate Governance Code (DCGK) in all respects. In so doing Hannover Re once more – as in previous years – ranked as one of the leaders among MDax-listed companies when it came to compliance with the provisions of the Code. This is borne out by an independent survey of acceptance of the Code's recommendations and suggestions conducted by the Berlin Center of Corporate Governance, which found that on average the companies included in the MDax only satisfied around 90% of the recommendations set out in the version of the Code dated 12 June 2006.

Good enterprise management and supervision in the spirit of state-of-the-art Corporate Governance continues to be enshrined in Hannover Re's business practices as a matter of course. That this is in no way limited to rigid compliance with formal rules or seen as a necessary "going through the motions", but rather is understood as a dynamic process is readily apparent from the fact that we promptly took up and acted on the resolutions regarding refinement of the Code adopted by the Government Commission on the German Corporate Governance Code on 14 June 2007. In November 2007, for example, the Supervisory Board already constituted a Supervisory Board Nomination Committee. The rules of procedure of the Supervisory Board's Balance Sheet Committee were extended such that the committee now bears additional responsibility for compliance matters. In this context, "compliance" is understood in the broadest sense of the term as compliance with the law, statutes and internal guidelines within the company. The Chairman of the Committee has requested the Executive Board to provide a compliance report at the next meeting of the Balance Sheet Committee. Explicit responsibility for this issue is also enshrined in the Executive Board's schedule of responsibility.

At the first meeting of the Supervisory Board in 2007 the Corporate Governance Officer presented the findings of a confidential survey of Supervisory Board members regarding the efficiency of the Supervisory Board's work in an anonymised and aggregated form. Following extensive discussion within the Supervisory Board measures were approved aimed at further enhancing the already existing trusting cooperation between the Executive Board and the Supervisory Board as well as between the full Supervisory Board and its various committees.

Another point worth highlighting is that at the 2007 Annual General Meeting of Shareholders the elections to the Supervisory Board were for the first time conducted in the form of an election of individual candidates. The suggestion added to the Code in 2006 that the Annual General Meeting should end after no more than four to six hours was again observed in the year just-ended.

As is evident from the activities set out above, Corporate Governance describes for the Executive Board and Supervisory Board of Hannover Re a changing institutional framework for the management and supervision of the company in all key areas of enterprise constitution. The goal is to bring about sustained growth in the value of the company as well as to strengthen and consolidate on a lasting basis the trust placed in the enterprise by our shareholders, business partners, clients, employees and the general public. On this basis Hannover Re supports the principles of value-based and transparent enterprise management and supervision as defined in the German Corporate Governance Code (DCGK) and recognises their importance in guiding its activities.

In the year just-ended we again devoted considerable attention to our communication with the financial markets and developed an impressive range of Investor Relations activitities. For further details please see the section entitled "The Hannover Re share" in this Annual Report.

Remuneration report for the Executive Board and individualised disclosure of the remuneration received by Supervisory Board members pursuant to Items 4.2.5 and 5.4.7 of the German Corporate Governance Code

The information regarding these items is provided in the remuneration report.

Securities transactions pursuant to Item 6.6 of the German Corporate Governance Code

With regard to this information we would also refer the reader to the remuneration report.

Shareholdings pursuant to Item 6.6 of the German Corporate Governance Code

Information in this respect is also provided in the remuneration report.

Share-based payment pursuant to Item 7.1.3 of the German Corporate Governance Code

Information regarding this topic is provided under Item 8.3 of the notes and in the remuneration report with respect to the members of the Executive Board.

Remuneration report

The remuneration report summarises the principles used to determine the remuneration of the Executive Board of Hannover Re and explains the structure and amount of the income received by the Executive Board in the 2007 financial year on the basis of the Board members' work for Hannover Re and its affiliated companies. In addition, the amount of the remuneration paid to the Supervisory Board on the basis of its work for Hannover Re and its affiliated companies and the principles according to which this remuneration is determined are explained.

The remuneration report is based on the recommendations of the German Corporate Governance Code and contains information which forms part of the notes to the 2007 consolidated financial statement as required by IAS 24 "Related Party Disclosures". Under German commercial law, too, this information includes data specified as mandatory for the notes (§ 314 HGB) and the management report (§ 315 HGB). These details are discussed as a whole in the remuneration report. Consequently, we have not provided any further explanation of the information discussed in the remuneration report in the Group management report or Group notes.

Remuneration of the Executive Board

Responsibility
The Supervisory Board has delegated responsibility for determination of the structure and amount of the remuneration paid to Hannover Re's Executive Board to the Standing Committee.

Objective
The purpose of the remuneration system for the Executive Board is to appropriately recompense the members of the Executive Board according to their scope of activity and responsibility. In this context, a large variable portion of the total remuneration makes direct allowance for the joint and individual performance of the Executive Board as well as for the performance of the company.

Structure of the remuneration received by the Executive Board
With this objective in mind, the remuneration system consists of three components: fixed emoluments, a variable bonus as well as a share-based remuneration component based on a virtual stock option plan with a long-term incentive effect and risk elements.

The fixed emoluments, paid in twelve monthly instalments, are guided by the professional experience and area of responsibility of the Board member in question.

The variable bonus is cash compensation measured by the performance in the financial year; half is based on the individual Board member's profit contribution and half on the net income generated by the Group as a whole.

The members of the Executive Board are entitled to receive stock appreciation rights under the virtual stock option plan implemented in 2000 for certain members of the Group's management.

The content of the stock option plan is based solely on the Conditions for the Granting of Stock Appreciation Rights. Under these conditions, stock appreciation rights are awarded separately for each financial year provided the internal and external performance criteria defined in advance by the Supervisory Board are met.

The internal performance criterion is satisfied upon achievement of the target diluted earnings per share (EPS) calculated in accordance with IAS 33 "Earnings Per Share". The external performance criterion is the increase in the value of the Hannover Re share. The benchmark used to measure this increase in value is the weighted ABN Amro Rothschild Global Reinsurance Index. The benchmarks cannot be retrospectively altered.

Exercise of the stock appreciation rights does not give rise to any entitlement to the delivery of Hannover Re stock, but merely to payment of a cash amount linked to the performance of the Hannover Re share. The amount paid out is limited to a maximum calculated as a quotient of the total volume of compensation to be granted in the allocation year and the total number of stock appreciation rights awarded in the year in question.

For further details of the virtual stock option plan please see the explanations provided in the notes to this Group Annual Report, Section 8.3 "Share-Based Payment".

Amount of remuneration received by the Executive Board

The total remuneration received by the Executive Board of Hannover Re on the basis of its work for Hannover Re and its affiliated companies is calculated from the sum of all compensation accruing in cash as well as in pecuniary advantages from non-cash compensation. It can be broken down as follows in the year under review:

Total remuneration received by the Executive Board

Figures in EUR thousand	2007	2006
Compensation in cash		
Fixed emoluments	1,782.1	1,728.8
Variable bonuses for the previous year	2,228.7	1,460.9
Remuneration from Group companies netted with the bonus	145.7	134.0
(Stock appreciation rights awarded	1,197.9	--)
Stock appreciation rights executed	433.8	1,041.4
	4,590.3	4,365.1
Taxable amount from non-cash compensation	84.9	81.9
Total	4,675.2	4,447.0

In the 2007 financial year stock appreciation rights totalling EUR 1.2 million (previous year: none) were granted for the 2006 allocation year; stock appreciation rights granted in previous years were exercised in an amount of EUR 0.4 million (EUR 1.0 million).

As at 31 December 2007 the members of the Executive Board had at their disposal a total of 319,444 (172,874) granted, but not yet exercised stock appreciation rights with a fair value of EUR 2.2 million (EUR 1.5 million).

The Annual General Meeting of Hannover Re held on 12 May 2006 resolved by a voting majority of 85.5% to avail itself until 31 December 2010 of the option contained in the Act on the Disclosure of Management Remuneration (VorstOG) not to specify the remuneration of the Executive Board on an individualised basis by name for a period of at most five years from the date when the resolution is adopted.

Retirement provision

The pension agreements of the members of the Executive Board with Hannover Re contain commitments to an annual retirement pension calculated as a percentage of the fixed annual emoluments. There were seven individual commitments to the active Board members in the year under review. An amount of EUR 2.0 million (EUR 1.0 million) was allocated to the provision for pensions in the year under review. This includes the allocation to the employee-funded provision constituted from deferred compensation – an allocation that is made from the variable bonus for the previous year. The provision for pensions stood at EUR 8.4 million (EUR 6.4 million) as at 31 December 2007.

The remuneration paid to former members of the Executive Board and their surviving dependants, for whom eleven pension commitments existed, totalled EUR 0.9 million (EUR 0.9 million) in the year under review. Altogether, an amount of EUR 9.8 million (EUR 9.8 million) has been set aside for these commitments.

Sideline activities of the members of the Executive Board

The members of the Executive Board require the approval of the Supervisory Board to take on sideline activities. This ensures that neither the remuneration granted nor the time required for this activity can create a conflict with their responsibilities on the Executive Board. If the sideline activities involve seats on supervisory boards or comparable control boards, these are listed and published in the Annual Report of Hannover Re. The remuneration received for supervisory board seats at Group companies is deducted when calculating the variable bonus and shown separately in the above table.

Remuneration of the Supervisory Board

The remuneration of the Supervisory Board is determined by the Annual General Meeting of Hannover Re and regulated by the Articles of Association.

In accordance with § 12 of the Articles of Association as amended on 3 August 2007, the members of the Supervisory Board receive fixed annual remuneration of EUR 10,000 per member in addition to reimbursement of their expenses. Furthermore, each member of the Supervisory Board receives variable remuneration of 0.03‰ of the operating profit (EBIT) reported by the company in the consolidated financial statement drawn up in accordance with International Financial Reporting Standards (IFRS). Variable remuneration is not paid if the EBIT is negative.

In addition, the members of the Balance Sheet Committee formed by the Supervisory Board receive an emolument of 30% of the previously described fixed and variable remuneration for their committee work. The members of the Standing Committee formed by the Supervisory Board receive an additional emolument of 15% of the previously described fixed and variable remuneration for their committee work.

The Chairman of the Supervisory Board or of a Committee receives three times the aforementioned amounts, while a Deputy Chairman receives one-and-a-half times the said amounts.

No remuneration was approved for the members of the Nomination Committee that was set up in the year under review.

The remuneration for a financial year is due upon completion of the Annual General Meeting that ratifies the acts of the Supervisory Board for the financial year in question. Value-added tax payable upon the remuneration is reimbursed by the company.

Individual remuneration received by the members of the Supervisory Board in the year under review

Figures in EUR thousand		2007
Name	**Function**	
Wolf-Dieter Baumgartl	Chairman of the – Supervisory Board – Standing Committee – Balance Sheet Committee – Nomination Committee	185.6
Dr. Klaus Sturany	Deputy Chairman of the Supervisory Board (since 3 May 2007) Member of the Standing Committee	49.7
Dr. Paul Wieandt	Deputy Chairman of the Supervisory Board (until 20 March 2007)	74.1
Herbert K. Haas	Member of the – Supervisory Board – Standing Committee – Balance Sheet Committee – Nomination Committee	107.9
Karl Heinz Midunsky	Member of the – Supervisory Board – Nomination Committee	43.6
Dr. Erhard Schipporeit	Member of the – Supervisory Board (since 3 May 2007) – Balance Sheet Committee	3.6
Dr. Immo Querner	Member of the Supervisory Board	35.7
Ass. jur. Otto Müller *	Member of the Supervisory Board	43.6
Ass. jur. Renate Schaper-Stewart *	Member of the Supervisory Board (until 2 May 2007)	42.4
Dipl.-Ing. Hans-Günter Siegerist *	Member of the Supervisory Board (until 2 May 2007)	35.6
Uwe Kramp *	Member of the Supervisory Board (since 3 May 2007)	1.2
Gert Waechtler *	Member of the Supervisory Board (since 3 May 2007)	1.2
Total		624.2

* *Employee representatives*

All the members of the Supervisory Board receive an attendance allowance of EUR 500 for their participation in each meeting of the Supervisory Board and the Committees. These fees are included in the reported remuneration.

In the year under review no payments or benefits were granted to members of the Supervisory Board in return for services provided individually outside the committee work described above, including for example consulting or mediation services, with the exception of the remuneration paid to employee representatives on the basis of their employment contracts.

Loans to members of the management boards and contingent liabilities

In order to avoid potential conflicts of interest, Hannover Re may only grant loans to members of the Executive Board or the Supervisory Board or their dependants with the approval of the Supervisory Board.

In 2007 no loan relationships existed with members of Hannover Re's Executive Board or Supervisory Board, nor did the company enter into any contingent liabilities for members of the management boards.

Securities transactions and shareholdings (directors' dealings)

Dealings in shares, options and derivatives of Hannover Rückversicherung AG effected by members of the Executive Board or Supervisory Board of Hannover Re or by other persons with managerial functions who regularly have access to insider information concerning the company and who are authorised to take major business decisions – as well as such dealings conducted by certain persons closely related to the aforementioned individuals – in excess of EUR 5,000 are to be reported pursuant to § 15a Securities Trading Act (WpHG). The following reportable transactions took place in the 2007 financial year.

Securities transactions

Name	Type of transaction	Type of security	ISIN	Transaction date	Number of securities	Price in EUR
André Arrago	Purchase	Share	DE 000 8402215	20.11.2007	5,000	30.95
André Arrago	Purchase	Share	DE 000 8402215	21.11.2007	10,000	30.40

Members of the Supervisory Board and Executive Board of Hannover Re as well as their spouses or registered partners and first-degree relatives hold less than 1.0% of the issued shares. As at 31 December 2007 the total holding amounted to 0.031% (0.024%) of the issued shares, i.e. 37,096 (29,110) shares.

German Corporate Governance Code

The company is in compliance with the recommendations of the Code in all respects (cf. in detail the Declaration of Conformity below).

Declaration of Conformity pursuant to § 161 Stock Corporation Act (AktG) regarding compliance with the German Corporate Governance Code at Hannover Rückversicherung AG

The German Corporate Governance Code sets out major statutory requirements governing the management and supervision of German listed companies. It contains both nationally and internationally recognised standards of good and responsible enterprise management. The purpose of the Code is to foster the trust of investors, clients, employees and the general public in German enterprise management. Under § 161 Stock Corporation Act (AktG) it is incumbent on the Management Board and Supervisory Board of German listed companies to provide an annual declaration of conformity with the recommendations of the "German Corporate Governance Code Government Commission" published by the Federal Ministry of Justice or to explain which recommendations of the Code were/are not applied. Implementation of the recommendations by Hannover Rückversicherung AG does not diverge from the German Corporate Governance Code (amended version of 14 June 2007) in any respect.

With respect to the non-mandatory provision of the Code requiring individualised specification of the remuneration received by members of the Executive Board, we are following the resolution of the Annual General Meeting of 12 May 2006, according to which the disclosures required in § 285 Clause 1 No. 9 Letter a Sentences 5 to 9 and § 314 Para. 1 No. 6 Letter a Sentences 5 to 9 German Commercial Code as amended by the Act on Disclosure of Executive Board Compensation (Vorstandsvergütungs-Offenlegungsgesetz) shall be omitted.

Hannover, 6 November 2007

For the Executive Board For the Supervisory Board

THE HANNOVER RE GROUP

Our global presence

Europe

Hannover Rückversicherung AG
Hannover, Germany

E+S Rückversicherung AG
Hannover, Germany
(62.8%)

America

Hannover Rückversicherung AG
Canadian Branch · Chief Agency
Toronto, Canada

Hannover Rückversicherung AG
Canadian Branch · Facultative Office
Toronto, Canada

Clarendon Insurance Group, Inc.
New York, USA
(100.0%)

Hannover Re Services USA, Inc.
Itasca/Chicago, USA
(100.0%)

Hannover Life Reassurance Company of America
Orlando, USA
(100.0%)

Hannover Life Reassurance Bermuda Ltd.
Hamilton, Bermuda
(100.0%)

Hannover Re (Bermuda) Ltd.
Hamilton, Bermuda
(100.0%)

Hannover Services (México) S.A. de C.V.
Mexico-City, Mexico
(100.0%)

Hannover Rückversicherung AG
Bogota Representative Office
Bogota, Colombia



Africa

Hannover Life Reassurance Africa Limited
Johannesburg, South Africa
(100.0%)

Hannover Reinsurance Africa Limited
Johannesburg, South Africa
(100.0%)

Compass Insurance Company Ltd.
Johannesburg, South Africa
(100.0%)

%-figures = participation

Hannover Life Reassurance (Ireland) Limited
Dublin, Ireland
(100.0%)

Hannover Reinsurance (Ireland) Ltd.
Dublin, Ireland
(100.0%)

International Insurance Company of Hannover Ltd.
Bracknell/London,
United Kingdom
(100.0%)

Hannover Life Reassurance (UK) Limited
Virginia Water/London,
United Kingdom
(100.0%)

Hannover Services (UK) Ltd.
Virginia Water/London,
United Kingdom
(100.0%)

Hannover Rückversicherung AG
Stockholm Branch
Stockholm, Sweden

International Insurance Company of Hannover Ltd.
Scandinavian Branch
Stockholm, Sweden

Hannover Rückversicherung AG
Succursale Française
Paris, France

Hannover Re Services Italy Srl
Milan, Italy
(99.6%)

HR Hannover Re,
Correduría de Reaseguros, S.A.
Madrid, Spain
(100.0%)



Asia

Hannover ReTakaful B.S.C. (c)
Manama, Bahrain
(100.0%)

Hannover Rückversicherung AG
Bahrain Branch
Manama, Bahrain

Hannover Rückversicherung AG
Seoul Representative Office
Seoul, Korea

Hannover Re Services Japan KK
Tokyo, Japan
(100.0%)

Hannover Rückversicherung AG
Shanghai Representative Office
Shanghai, China

Hannover Rückversicherung AG
Taipei Representative Office
Taipei, Taiwan

Hannover Rückversicherung AG
Hong Kong Branch
Hong Kong, China

Hannover Rückversicherung AG
Malaysian Branch
Kuala Lumpur, Malaysia

Australia

Hannover Rückversicherung AG
Australian Branch-Chief Agency
Sydney, Australia

Hannover Life Re of Australasia Ltd
Sydney, Australia
(100.0%)

BRANCH OFFICES AND SUBSIDIARIES
of the Hannover Re Group abroad

Australia
Hannover Life Re of Australasia Ltd
Level 7
70 Phillip Street
Sydney NSW 2000
Tel. +61/2/92 51 69 11
Fax +61/2/92 51 68 62
Managing Director:
Steve Willcock

Hannover Rückversicherung AG
Australian Branch – Chief Agency
The Re Centre
Level 21
Australia Square
264 George Street
G. P. O. Box 3973
Sydney NSW 2001
Tel. +61/2/92 74 30 00
Fax +61/2/92 74 30 33
Chief Agent:
Ross Littlewood

Bahrain
Hannover ReTakaful B.S.C. (c)
Al Zamil Tower
17th Floor
Government Avenue
Manama Center 305
Manama
Tel. +9 73/17/21 47 66
Fax +9 73/17/21 46 67
Managing Director:
Mahomed Akoob

Hannover Rückversicherung AG
Bahrain Branch
Al Zamil Tower
17th Floor
Government Avenue
Manama Center 305
Manama
Tel. +9 73/17/21 47 66
Fax +9 73/17/21 46 67
General Manager:
Mahomed Akoob

Bermuda
Hannover Life Re (Bermuda) Ltd.
Unit 2, 45 Ballast Point Road
St. David's DD 02
Tel. +1/4 41/5 32 60 32
Fax +1/4 41/2 93 14 02
Managing Director:
Colin Rainier

Hannover Re (Bermuda) Ltd.
50 Parliament Street, 2nd Floor
Hamilton, HM 12
Tel. +1/4 41/2 94 31 10/11
Fax +1/4 41/2 96 75 68
President & CEO:
Dr Konrad Rentrup

Canada
Hannover Rückversicherung AG
Canadian Branch – Chief Agency
3650 Victoria Park Avenue, Suite 201
Toronto, Ontario M2H 3P7
Tel. +1/4 16/4 96 11 48
Fax +1/4 16/4 96 10 89
Chief Agent:
Laurel E. Grant

Hannover Rückversicherung AG
Canadian Branch – Facultative Office
150 York Street, Suite 1008
Toronto, Ontario M5H 3S5
Tel. +1/4 16/8 67 97 12
Fax +1/4 16/8 67 97 28
Manager:
Margaret Whiteley

China
Hannover Rückversicherung AG
Shanghai Representative Office
Suite 1707, United Plaza
1468 Nan Jing Xi Lu
200040 Shanghai
Tel. +86/21/62 89 95 78
Fax +86/21/62 89 95 79
Chief Representative:
Christina J. Xu

Hannover Rückversicherung AG
Hong Kong Branch
2008 Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong
Tel. +8 52/25 19 32 08
Fax +8 52/25 88 11 36
General Manager:
Gerd Obertopp

Colombia
Hannover Rückversicherung AG
Bogotá Representative Office
Calle 98 No. 21-50
Office Number 901
Centro Empresarial 98
Bogotá
Tel. +57/1/6 42 00 66
Fax +57/1/6 42 02 73
General Manager:
Jaime Ernesto Cáceres

France
Hannover Rückversicherung AG
Succursale Française
7 rue Montalivet, 4th Floor,
75008 Paris
Tel. +33/1/42 66 87 78
Fax +33/1/42 66 87 98
General Manager:
Claude Vercasson

Ireland
Hannover Life Reassurance
(Ireland) Limited
No. 4 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 18
Fax +3 53/1/6 73 69 17
Managing Director:
Debbie O'Hare

Hannover Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 15
Fax +3 53/1/8 29 14 00
Managing Director:
Jürgen Lang

Italy
Hannover Re Services Italy Srl
Via Mazzini, 12
20123 Milan
Tel. +39/02/80 68 13 11
Fax +39/02/80 68 13 49
Amministratore Delegato:
Dr. Georg Pickel

Japan
Hannover Re Services Japan KK
7th Floor, Hakuyo Building
3-10 Nibancho
Chiyoda-ku
Tokyo 102-0084
Tel. +81/3/52 14 11 01
Fax +81/3/52 14 11 05
Managing Director:
Megumi Ugai

Korea
Hannover Rückversicherung AG
Seoul Representative Office
German Office
Shintown Plaza Building
28-2 Hannam-dong
Yongsan-ku
Seoul 140-210
Tel. +82/2/7 95 78 43
Fax +82/2/37 80 46 08
Representative:
Pyung Won Kim

Malaysia

Hannover Rückversicherung AG
Malaysian Branch
Suite 31-1, 31st Floor
Wisma UOA II
No. 21 Jalan Pinang
50450 Kuala Lumpur
Tel. +60/3/21 64 51 22
Fax +60/3/21 64 61 29
General Manager:
K Rohan

Mexico

Hannover Services (México) S.A. de C.V.
German Centre
Oficina 4-4-28
Av. Santa Fé No. 170
Col. Lomas de Santa Fé
C.P. 01210 México, D.F.
Tel. +52/55/91 40 08 00
Fax +52/55/91 40 08 15
General Manager:
Guadalupe Covarrubias

South Africa

Compass Insurance Company Ltd.
P. O. Box 37226
Birnam Park 2015
Johannesburg
Tel. +27/11/7 45 83 33
Fax +27/11/7 45 83 44
www.compass.co.za
Managing Director:
Angela Mhlanga

Hannover Life Reassurance
Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4 81 65 00
Fax +27/11/4 84 33 30/32
Managing Director:
Stuart Hill

Hannover Reinsurance Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4 81 65 00
Fax +27/11/4 84 33 30/32
Managing Director:
Achim Klennert

Spain

HR Hannover Re
Correduría de Reaseguros, S.A.
Paseo del General Martínez
Campos 46
28010 Madrid
Tel. +34/91/3 19 00 49
Fax +34/91/3 19 93 78
Director General:
Eduardo Molinari

Sweden

Hannover Rückversicherung AG
Tyskland filial
Hantverkargatan 25
P. O. Box 22085
10 422 Stockholm
Tel. +46/8/6 17 54 00
Fax +46/8/6 17 55 99
Managing Director:
Einar Östlund

International Insurance
Company of Hannover Ltd.
England filial
Hantverkargatan 25
P. O. Box 22085
104 22 Stockholm
Tel. +46/8/6 17 54 00
Fax +46/8/6 17 55 99
Managing Director:
Einar Östlund

Taiwan

Hannover Rückversicherung AG
Taipei Representative Office
8F, No. 122, Tun Hwa North Road
Taipei 105, Taiwan
Tel. +8 86/2/87 70-77 92
Fax +8 86/2/87 70-77 35
Representative:
Tzu Chao Chen

United Kingdom

Hannover Life Reassurance (UK) Limited
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83
Managing Director:
David Brand

Hannover Services (UK) Ltd.
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83
Managing Director:
Michael Wennin

International Insurance Company
of Hannover Ltd.
1st Floor
L'Avenir Opladen Way
Bracknell
Berkshire RG12 0PE
Tel. +44/13 44/39 76 00
Fax +44/13 44/39 76 01
Managing Director:
Michael Wennin

London Office
4th Floor
60 Fenchurch Street
London EC3M 4AD
Tel. +44/20/74 80 73 00
Fax +44/20/74 81 38 45
Representative:
Michael Wennin

USA

Clarendon Insurance Group, Inc.
19th Floor
466 Lexington Avenue
New York, NY 10017
Tel. +1/2 12/7 90-97 00
Fax +1/2 12/7 90-98 01
CEO:
Patrick Fee

Hannover Life Reassurance
Company of America
800 N. Magnolia Avenue
Suite 1400
Orlando, Florida 32803-3251
Tel. +1/4 07/6 49 84 11
Fax +1/4 07/6 49 83 22
President & CEO:
Peter R. Schaefer

Hannover Re Services USA, Inc.
500 Park Blvd.
Suite 1360
Itasca, Illinois 60143
Tel. +1/6 30/2 50 55 17
Fax +1/6 30/2 50 55 83
General Manager:
Eric Arnst

GLOSSARY

Accumulation loss: sum of several individual losses incurred by various policyholders as a result of the same loss event (e.g. windstorm, earthquake). This may lead to a higher loss for the direct insurer or reinsurer if several affected policyholders are insured by the said company.

Acquisition cost, deferred (DAC): cost of an insurance company that arises from the acquisition or the renewal of an insurance contract (e.g. commission for the closing, costs of proposal assessment and underwriting etc.). Capitalisation results in a distribution of the cost over the duration of the contract.

Aggregate excess of loss treaty: a form of excess of loss treaty reinsurance under which the reinsurer responds when a ceding insurer incurs losses on a particular line of business during a specific period (usually 12 months) in excess of a stated amount.

Alternative risk financing: use of the capacity available on the capital markets to cover insurance risks, e.g. through the securitisation of natural catastrophe risks.

American Depositary Receipt (ADR): share certificates written by US banks on foreign shares deposited there. Instead of trading the foreign shares directly, US stock exchanges trade the ADRs.

Bancassurance: partnership between a bank and an insurance company for the purpose of selling insurance products through the banking partner's branches. The link between the insurer and the bank is often characterised by an equity participation or a long-term strategic cooperation between the two parties.

Benefit reserves: value arrived at using mathematical methods for future liabilities (present value of future liabilities minus present value of future incoming premiums), primarily in life and health insurance.

Block assumption transaction (BAT): proportional reinsurance treaty on a client's life or health insurance portfolio, by means of which it is possible, inter alia, for our clients to realise in advance the future profits so as to be able to efficiently ensure the attainment of corporate objectives, e.g. in the areas of financial or solvency policy.

CAPM: cf. → Capital asset pricing model

Capital asset pricing model (CAPM): the CAPM is used to explain the materialisation of prices/returns on the capital market based on investor expectations regarding the future probability distribution of returns. Under this method, the opportunity cost rate for the shareholders' equity consists of three components – a risk-averse interest rate, a market-specific risk loading and an enterprise-specific risk assessment, the beta coefficient. The cost of shareholders' equity is therefore defined as follows: risk-averse interest rate + beta * enterprise-specific risk assessment.

Cash flow statement: statement on the origin and utilisation of cash and cash equivalents during the accounting period. It shows the changes in liquid funds separated into cash flows from operating, investing and financing activities.

Catastrophe loss: loss which has special significance for the direct insurer or reinsurer due to the amount involved; it is defined as a catastrophe loss in accordance with a fixed loss amount or other criteria.

Cedant: direct insurer or reinsurer which passes on (also: cedes) shares of its insured or reinsured risks to a reinsurer in exchange for premium.

Cession: transfer of a risk from the direct insurer to the reinsurer.

Claims and claims expenses: sum total of paid claims and provisions for loss events that occurred in the business year; this item also includes the result of the run-off of the provisions for loss events from previous years, in each case after the deduction of own reinsurance cessions.

Coinsurance Funds Withheld (CFW) Treaty: type of coinsurance contract where the ceding company retains a portion of the original premium at least equal to the ceded reserves. Similar to a → Modco contract the interest payment to the reinsurer reflects the investment return on an underlying asset portfolio.

Combined ratio: sum of the loss ratio and expense ratio.

Confidence (also: probability) level: the confidence level defines the probability with which the defined amount of risk will not be exceeded.

Contribution margin accounting level 5 (DB 5): this level of contribution margin accounting constitutes the clear profit after earning the discounted claims expenditure plus all external and internal costs including the cost of capital.

Corporate Governance: serves to ensure responsible management and supervision of enterprises and is intended to foster the trust of investors, clients, employees and the general public in companies.

Credit status (also: creditworthiness): ability of a debtor to meet its payment commitments.

Creditworthiness: cf. → credit status

Critical illness coverages: cf. → dread disease coverages

DB 5: cf. → Contribution margin accounting level 5

Deposit accounting: an accounting method originating in US accounting principles for the recognition of short-term and multi-year insurance and reinsurance contracts with no significant underwriting risk transfer. The standard includes inter alia provisions relating to the classification of corresponding contract types as well as the recognition and measurement of a deposit asset or liability upon inception of such contracts.

Deposits with ceding companies/deposits received from retrocessionaires (also: funds held by ceding companies/funds held under reinsurance treaties): collateral provided to cover insurance liabilities that a (re-)insurer retains from the liquid funds which it is to pay to a reinsurer under a reinsurance treaty. In this case, the retaining company shows a deposit received, while the company furnishing the collateral shows a deposit with a ceding company.

Derivatives, derivative financial instruments: these are financial products derived from underlying primary instruments such as equities, fixed-income securities and foreign exchange instruments, the price of which is determined on the basis of an underlying security or other reference asset. Notable types of derivatives include swaps, options and futures.

Direct (also: primary) insurer: company which accepts risks in exchange for an insurance premium and which has a direct contractual relationship with the policyholder (private individual, company, organisation).

Discounting of loss reserves: determination of the present value of future profits through multiplication by the corresponding discount factor. In the case of the loss reserves this is necessary because of the new profit calculation methods for tax purposes applicable to German joint-stock corporations.

Diversification: orientation of business policy towards various revenue streams in order to minimise the effects of economic fluctuations and stabilise the result. Diversification is an instrument of growth policy and risk policy for a company.

Dread disease (also: critical illness) coverages: personal riders on the basis of which parts of the sum insured which would otherwise only become payable on occurrence of death are paid out in the event of previously defined severe illnesses.

Due diligence: activity generally performed as part of a capital market transaction or in the case of mergers and acquisitions, covering inter alia an examination of the financial, legal and tax situation.

Earnings per share, diluted: ratio calculated by dividing the consolidated net income by the weighted average number of shares outstanding. The calculation of the diluted earnings per share is based on the number of shares including subscription rights already exercised or those that can still be exercised.

Earnings retention: non-distribution of a company's profits leading to a different treatment for tax purposes than if profits were distributed.

EEV: cf. → European embedded value

European embedded value (EEV): present value of shareholders' interests in the earnings distributable from assets allocated to the covered business after sufficient allowance for the aggregate risks in the covered business.

Excess of loss treaty: cf. → non-proportional reinsurance

Excess return on capital allocated (xRoCA): describes the → IVC in relation to the allocated capital and shows the relative excess return generated above and beyond the weighted cost of capital.

Expense ratio: administrative expenses in relation to the (gross or net) premiums written.

Exposure: level of danger inherent in a risk or portfolio of risks; this constitutes the basis for premium calculations in reinsurance.

Facultative reinsurance: participation on the part of the reinsurer in a particular individual risk assumed by the direct insurer. This is in contrast to → obligatory (also: treaty) reinsurance.

Fair value: price at which a financial instrument would be freely traded between two parties.

Financial Accounting Standards Board (FASB): committee in the USA whose task is to determine and improve upon the standards of accounting and reporting.

Financial Accounting Standards (FAS): cf. → Statement of Financial Accounting Standards (SFAS)

Free float: the free float refers to the part of the capital stock held by shareholders with a low stockholding in both absolute and relative terms.

Funds held by ceding companies/funds held under reinsurance treaties: cf. → Deposits with ceding companies/deposits received from retrocessionaires

Goodwill: the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed.

Gross/Retro/Net: gross items constitute the relevant sum total deriving from the acceptance of direct insurance policies or reinsurance treaties; retro items constitute the relevant sum total deriving from own reinsurance cessions. The difference is the corresponding net item (gross – retro = net, also: for own account).

Hybrid capital: debt structure which because of its subordination bears the character of both debt and equity

IBNR (Incurred but not reported) reserve: provision for claims which have already occurred but which have not yet been reported.

Impairment: extraordinary amortisation taken when the present value of the estimated future cash flow of an asset is less than its book value.

International Accounting Standards (IAS): cf. → International Financial Reporting Standards (IFRS)

International Accounting Standards Board (IASB): committee in the EU whose task is to determine and improve upon the international standards of accounting and reporting.

International Financial Reporting Standards (IFRS): standards published by the International Accounting Standards Board on accounting and reporting (until 2002 they were named International Accounting Standards, IAS).

International Securities Identification Number (ISIN): ten-character universal code used to identify securities internationally. It is prefixed by a country code that specifies the country where the issuer entity is legally registered or in which it has legal domicile, e.g. DE = Germany.

Intrinsic value creation (IVC): the IVC is calculated according to the following formula: real operating value creation = adjusted operating profit (EBIT) – (capital allocated x weighted cost of capital). IVC is a tool of value-based enterprise management used to measure the accomplishment of long-term targets on the level of the Group, the individual business groups and the operating units (profit centres).

Investment grade: investment grade ratings are awarded to companies and assigned to securities that have a low risk profile. They contrast with non-investment-grade ratings, which by definition include speculative elements and therefore entail a significantly higher risk.

IVC: cf. → Intrinsic value creation

Issuer: private enterprise or public entity that issues securities, e.g. the federal government in the case of German Treasury Bonds and a joint-stock corporation in the case of shares.

Leader: if several (re-)insurers participate in a contract, one company assumes the role of leader. The policyholder deals exclusively with this lead company. The lead (re-) insurer normally carries a higher percentage of the risk for own account.

Letter of credit (LOC): bank guarantee; at the request of the guaranteed party, the bank undertakes to render payment to the said party up to the amount specified in the LOC. This method of providing collateral in reinsurance business is typically found in the USA.

Life and health (re-)insurance: collective term for the lines of business concerned with the insurance of persons, i.e. life, pension, health and personal accident insurance.

Life business: this term is used to designate business activities in our life and health reinsurance business group.

Loss, economic: total loss incurred by the affected economy as a whole following the occurrence of a loss. The economic loss must be distinguished from the → insured loss

Loss, insured: the insured loss reflects the total amount of losses covered by the insurance industry (insurers and reinsurers).

Loss ratio: proportion of loss expenditure in the → retention relative to the (gross or net) premiums earned.

Mark-to-market valuation: the evaluation of financial instruments to reflect current market value or → fair value.

Matching currency cover: coverage of technical liabilities in foreign currencies by means of corresponding investments in the same currency in order to avoid exchange-rate risks.

Modified Coinsurance- (Modco) Treaty: type of reinsurance treaty where the ceding company retains the assets supporting the reinsured reserves by withholding a fund, thereby creating an obligation to render payments to the reinsurer at a later date. Such payments include a proportional share of the gross premium plus a return on the assets.

Net: cf. → Gross/Retro/Net

Non-life business: by way of distinction from business activities in our life and health reinsurance business group, we use this umbrella term to cover our business groups of property and casualty reinsurance, financial reinsurance and specialty insurance.

Non-proportional reinsurance: reinsurance treaty under which the reinsurer assumes the loss expenditure in excess of a particular amount (→ priority) (e.g. under an excess of loss treaty). This is in contrast to → proportional reinsurance.

Obligatory (also: treaty) reinsurance: reinsurance treaty under which the reinsurer participates in a → cedant's total, precisely defined insurance portfolio. This is in contrast to → facultative reinsurance.

Other securities, available-for-sale: securities that are not classified as "trading" or "held-to-maturity"; these securities can be disposed of at any time and are reported at their market value at the balance sheet date. Changes in market value do not affect the statement of income.

Other securities, held-to-maturity: investments in debt securities intended to be held to maturity. They are measured at amortised cost.

Other securities, trading: securities that are held principally for short-term trading purposes. They are measured at their market value at the balance sheet date.

(Insurance) Pool: a risk-sharing partnership under civil law formed by legally and economically independent insurers and reinsurers in order to create a broader underwriting base for particularly large or unbalanced risks. The members undertake to write certain risks only within the scope of the insurance pool. They include such risks – while maintaining their commercial independence – in the insurance pool against a commission fee. Each insurer participates in the profit or loss of the insurance pool according to its proportionate interest. Reinsurance is often ceded or accepted in order to further diversify the risk. Pools can be divided into two types: coinsurance pools, in which all members take the role of primary insurers according to their interests, and reinsurance pools, in which a primary insurer writes the risks and then spreads them among the participating insurers by way of reinsurance.

Portfolio: a) all risks assumed by an insurer or reinsurer in a defined sub-segment (e.g. line of business, country) or in their entirety; b) group of investments defined according to specific criteria.

Premium: agreed remuneration for the risks accepted from an insurance company. Unlike the earned premiums, the written premiums are not deferred.

Present value of future profits (PVFP): intangible asset primarily arising from the purchase of life and health insurance companies or portfolios. The present value of expected future profits from the portfolio assumed is capitalised and amortised according to schedule.

Price earnings ratio (PER): ratio of the market value of a share to the earnings per share of a publicly traded corporation.

Primary insurer: cf. → direct insurer

Priority: direct insurer's loss amount stipulated under → non-proportional reinsurance treaties; if this amount is exceeded, the reinsurer becomes liable to pay. The priority may refer to an individual loss, an → accumulation loss or the total of all annual losses.

Probability level: cf. → confidence level

Property and casualty (re-)insurance: collective term for all lines of business which in the event of a claim reimburse only the incurred loss, not a fixed sum insured (as is the case in life and personal accident insurance, for example). This principle applies in all lines of property and casualty insurance.

Proportional reinsurance: reinsurance treaties on the basis of which shares in a risk or → portfolio are reinsured under the relevant direct insurer's conditions → Premiums and losses are shared proportionately on a pro-rata basis. This is in contrast to → non-proportional reinsurance.

Protection cover: protection of segments of an insurer's portfolio against major losses (per risk/per event), primarily on a non-proportional basis.

Provision: liability item as at the balance sheet date to discharge obligations which exist but whose extent and/or due date is/are not known. Technical provisions, for example, are for claims which have already occurred but which have not yet been settled, or have only been partially settled (= provision for outstanding claims, abbreviated to: claims provision).

Provision for unearned premiums (also: unearned premium reserve): premiums written in a financial year which are to be allocated to the following period on an accrual basis. This item is used to defer written premiums.

Purchase cost, amortised: the cost of acquiring an asset item including all ancillary and incidental purchasing costs; in the case of wasting assets less scheduled and/or special amortisation.

Quota share reinsurance: form of proportional reinsurance under which the reinsurer assumes a contractually set percentage share of the written risk. Since the insurer is responsible for acquisition, pricing, policy administration and claims handling, the administrative expenditure for the reinsurer is very low. The latter therefore participates in the aforementioned expenses through payment of a reinsurance commission. This commission can amount to 15%–20% of the original premium depending upon the market and cost situation.

Rate: percentage rate (usually of the premium income) of the reinsured portfolio which is to be paid to the reinsurer as reinsurance premium under a → non-proportional reinsurance treaty.

Rating: systematic evaluations of companies with respect to their → credit status or the credit status of issuers with regard to a specific obligation. They are awarded by a rating agency or bank.

Reinsurer: company which accepts risks or portfolio segments from a → direct insurer or another reinsurer in exchange for an agreed premium.

Reserve ratio: ratio of (gross or net) technical provisions to the (gross or net) premiums.

Retention: the part of the accepted risks which an insurer/reinsurer does not reinsure, i.e. shows as → net (retention ratio: percentage share of the retention relative to the gross written premiums).

Retro: cf. → Gross/Retro/Net

Retrocession: ceding of risks or shares in risks which have been reinsured. Retrocessions are ceded to other reinsurers in exchange for a pro-rata or separately calculated premium

Risk, insured: defines the specific danger which can lead to the occurrence of a loss. The insured risk is the subject of the insurance contract.

Securitisation instruments: innovative instruments for transferring reinsurance business to the capital markets with the goal of refinancing or placing insurance risks.

Segmental reporting: presentation of items from the annual financial statements separated according to functional criteria such as segments and regions.

Special Purpose Entity (SPE): legal structure with specific characteristics not bound to a certain form of organisation used to conduct defined activities or to hold assets.

Specialty insurance: a specialty form of non-life primary insurance that focuses on narrowly defined, homogenous portfolios of niche or other non-standard risks (specialty business), whereby the typical insurer functions (acquisition, underwriting, policy issuing, premium collection, policy administration, claims settlement, etc.) can be outsourced to specialized managing general agents (MGAs) or third-party administrators (TPAs).

Statement of Financial Accounting Standards, SFAS (also: Financial Accounting Standards, FAS): standards published by the Financial Accounting Standards Board on accounting and reporting.

Spread loss treaty: treaty between an insurer and a reinsurer that covers risks of a defined portfolio over a multi-year period

Stochastic partnerships: targeted provision of financial support for primary insurers through reinsurance arrangements under which the reinsurer participates in the original costs of an insurance portfolio and receives as a consideration a share of the future profits of the said portfolio. This approach is used primarily for long-term products in personal lines, such as life, annuity and personal accident insurance.

Structured Product: reinsurance with limited potential for profits and losses; the primary objective is to strive for risk equalisation over time and to stabilise the → cedant's balance sheet.

Surplus reinsurance: form of proportional reinsurance under which the risk is not spread between the insurer and reinsurer on the basis of a previously agreed, set quota share. Instead, the insurer determines a maximum sum insured per risk up to which it is prepared to be liable. Risks that exceed the ceding company's retention (surpluses) are borne by the reinsurer. The reinsurer's lines thus vary according to the level of the retention and the sum insured of the reinsured contract. The reinsurer's liability is generally limited to a multiple of the ceding company's retention.

Surplus relief treaty: a portfolio reinsurance contract under which an admitted reinsurer assumes (part of) a ceding company's business to relieve stress on the cedant's policyholders' surplus

Survival ratio: reflects the ratio of loss reserves to paid losses under a specific contract or several contracts in a balance sheet year.

Technical result: the balance of income and expenditure allocated to the insurance business and shown in the technical statement of income (after additional allowance is made for the allocation to/withdrawal from the equalisation reserve: net technical result).

Treaty reinsurance: cf. → obligatory reinsurance

Underwriting: process of examining, accepting or rejecting (re-)insurance risks and classifying those selected in order to charge the proper premium for each. The purpose of underwriting is to spread the risk among a pool of (re-)insureds in a manner that is equitable for the (re-) insureds and profitable for the (re-)insurer.

Unearned premium reserve: cf. → provision for unearned premiums

US GAAP (United States Generally Accepted Accounting Principles): internationally recognised US accounting principles. Not all the provisions which together constitute US GAAP have been codified. US GAAP comprises not only defined written statements but also, for example, standard accounting practices in specific industries

Value of in-force business (VIF): present value of expected future profit flows from the portfolio of in-force retained business, discounted by a currency-specific risk discount rate. It is determined in accordance with local accounting principles.

Variable Interest Entity: legal entity not bound to a certain form of organisation for which the traditional approach to consolidation based on voting rights is ineffective in identifying where control of the entity really lies, or in which the equity investors do not bear the economic risks and rewards of the entity. The definition is broader than the previously used term → special-purpose entity (SPE).

Volatility: measure of the variability of stock prices, interest rates and exchange rates. Standard practice is to measure the volatility of a stock price by calculating the standard deviations of relative price differences.

xRoCA: cf. → Excess return on capital allocated

INDEX OF KEY TERMS

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